Form 20-F
period 2002-12-28
UNITED BISCUITS FINANCE PLC
filed 2003-03-24
CIK 1161618

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2002.

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 333-14044

UNITED BISCUITS FINANCE PLC

(Additional Registrant)

Regentrealm Limited
(Exact names of Registrants as specified in their charters)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization)

HAYES PARK, HAYES END ROAD, HAYES, MIDDLESEX UB4 8EE, UNITED KINGDOM
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
10 3/4% Senior Subordinated Notes due 2011
10 5/8% Senior Subordinated Notes due 2011
Guarantee of 10 3/4% Senior Subordinated Notes due 2011
Guarantee of 10 5/8% Senior Subordinated Notes due 2011
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, nominal value £1.00 per share:  2,010,002 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrants have elected to follow.

☐ Item 17	☒ Item 18

ii

BASIS OF PRESENTATION OF INFORMATION

United Biscuits Finance plc and Regentrealm Limited

References in this annual report to “UB Finance” are to United Biscuits Finance plc and “Regentrealm” are to Regentrealm Limited, a direct wholly owned subsidiary of UB Finance.  Unless the context otherwise requires, “we,” “us,” “our” and the “company” refer collectively to UB Finance and its subsidiaries.

In April 2000, funds advised or managed by Cinven Limited (“Cinven”), Paribas Affaires Industrielles (now PAI management) (“PAI”), DB Capital Partners (“DB Capital”) and Nabisco (collectively, the “Equity Sponsors”) acquired United Biscuits (Holdings) plc through a public tender offer and subsequently renamed the company United Biscuits (Holdings) Limited (“United Biscuits”). In connection with this acquisition, certain entities, including UB Finance and Regentrealm, were formed as financing vehicles. UB Finance, through its subsidiaries, holds 100% of the equity of United Biscuits, which acts as the holding company of our operating subsidiaries.

In February 2003, certain senior members of the management group of DB Capital formed MidOcean Partners, LP (“MidOcean”) for the purpose of acquiring a controlling interest in certain investments in Deutsche Bank’s private equity investment portfolio, including DB Capital’s minority interest in the company. Deutsche Bank has a 20 percent interest in MidOcean.

Accounting Periods and Financial Information

We generally present our financial information based on 13 periods of four calendar weeks. As a result, our fiscal year consists of 52 weeks, our first fiscal quarter consists of four periods (16 weeks) and our remaining three fiscal quarters each consists of three periods (12 weeks). Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our next fiscal year, covering 2003, will consist of 53 weeks and will end on January 3, 2004.

Unless the context otherwise indicates, financial information and data with respect to our business for:

•                  2002 means the 52-week period ended December 28, 2002;

•                  2001 means the 52-week period ended December 29, 2001; and

•                  2000 means the 52-week period ended December 30, 2000.

The financial statements of UB Finance and Regentrealm included in this annual report have been prepared in accordance with the accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) which differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between U.K. GAAP and U.S. GAAP applicable to UB Finance and Regentrealm are summarized in Note 27 of Notes to the Financial Statements included elsewhere in this annual report.

Our financial statements and other financial information included in this annual report are reported in pounds sterling and all references to “pound(s) sterling” or “£” are to the lawful currency of the United Kingdom.

Market Share Information

The market, industry and product segment data contained in this annual report have been taken from industry and other sources available to us and in some cases adjusted based on management’s industry and other knowledge. All market share information in this annual report is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the calendar year 2002. We have not independently verified any third-party market information. Similarly, while we believe our internal estimates are reliable, they have not been verified by any independent sources and we cannot assure you as to their accuracy.

Cautionary Statement Regarding Forward-Looking Information

This annual report includes statements that are, or may deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt obligations;

•                  our ability to achieve expected cost savings through operating efficiencies and procurement savings;

•                  a reduction in overhead and manufacturing rationalization or otherwise;

•                  our ability to generate growth or profitable growth;

•                  our ability to successfully integrate our acquisitions and to complete our internal reorganization initiatives;

•                  the rates of growth of the European biscuit and snack markets in which we compete;

•                  our ability to develop and introduce new products successfully;

•                  our exposure to currency fluctuations;

•                  increased competition from other companies in our industry and our ability to retain and increase our market shares; and

•                  general local and global economic conditions.

We urge you to read Item 3D. “Key Information — Risk Factors,” Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industries in which we operate.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.            Selected Financial Data

The following tables set forth selected historical consolidated financial information for:

•                  United Biscuits, our predecessor, as of and for the fiscal years ended January 2, 1999 and January 1, 2000 and for the 15-week period ended April 14, 2000, the date United Biscuits was acquired by a subsidiary of UB Finance;

•                  UB Finance as of December 30, 2000 and for the fiscal period from March 10, 2000 (inception) to December 30, 2000 and as of and for the fiscal years ended December 29, 2001 and December 28, 2002; and

•                  Regentrealm as of January 1, 2000 and as of and for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002.

The data as of and for the fiscal years ended January 2, 1999 and January 1, 2000 for United Biscuits have been extracted or derived from audited consolidated financial statements of United Biscuits that are not included in this annual report. The data as of and for the 15-week period ended April 14, 2000 for United Biscuits have been extracted or derived from the audited consolidated financial statements of United Biscuits included elsewhere in this annual report. The data as of December 30, 2000 for UB Finance and as of January 1, 2000 and December 30, 2000 for Regentrealm have been extracted or derived from audited consolidated financial statements of UB Finance and Regentrealm respectively, that are not included in this annual report. The data for the period from March 10, 2000 (inception) to December 30, 2000, and the data as of and for the fiscal years ended December 29, 2001 and December 28, 2002 for UB Finance and the data as of January 1, 2000 and as of and for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002 for Regentrealm have been extracted or derived from the audited consolidated financial statements of UB Finance and Regentrealm, respectively, included elsewhere in this annual report. All of these consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, or its predecessor firm, Ernst & Young.

You should read the following selected financial information in conjunction with the information contained in Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements of UB Finance and Regentrealm and the related notes thereto included elsewhere in this annual report.

Selected Financial Data

	United Biscuits (Holdings) Limited			United Biscuits Finance plc
	52 weeks ended January 2, 1999	52 weeks ended January 1, 2000	15 weeks ended April 14, 2000 Restated(5)	Period from March 10, 2000 (inception) to December 30, 2000 Restated(5)	52 weeks ended December 29, 2001 Restated(5)	52 weeks ended December 28, 2002
	(£ million)
Amounts in accordance with U.K. GAAP:
Profit and Loss Account Data
Turnover (net sales)
Continuing operations	1,118.0	1,137.9	282.3	880.7	1,262.8	1,308.3
Discontinued operations	567.2	473.3	46.2	—	—	—
	1,685.2	1,611.2	328.5	880.7	1,262.8	1,308.3
Group operating profit before goodwill amortization and exceptional items:
Continuing operations	80.9	84.9	7.6	85.5	113.6	134.2
Discontinued	41.1	24.2	0.8	—	—	—
	122.0	109.1	8.4	85.5	113.6	134.2
Goodwill amortization	(1.2)	(2.4)	(0.8)	(21.9)	(36.4)	(40.7)
Operating exceptional items	(29.0)	(44.4)	(10.0)	(16.8)	(42.3)	(35.4)
Group operating profit/(loss)	91.8	62.3	(2.4)	46.8	34.9	58.1
Share of operating profit in joint ventures	0.3	2.0	1.4	2.2	1.2	0.6
Operating profit/(loss)	92.1	64.3	(1.0)	49.0	36.1	58.7
Non-operating exceptional items	(0.6)	(90.2)	(9.2)	(0.6)	(8.9)	11.1
Profit/(loss) before interest	91.5	(25.9)	(10.2)	48.4	27.2	69.8
Interest	(12.2)	(22.8)	(3.8)	(103.3)	(154.9)	(142.8)
Profit/(loss) before taxation	79.3	(48.7)	(14.0)	(54.9)	(127.7)	(73.0)
Taxation	(20.7)	(11.4)	(8.3)	(40.1)	28.2	26.4
Minority interests	(0.4)	0.3	—	—	—	—
Net profit/(loss) for the period	58.2	(59.8)	(22.3)	(95.0)	(99.5)	(46.6)
Other Financial Data:
Adjusted EBITDA(1)	122.2	129.9	21.3	118.3	166.6	188.4
Capital expenditure:
Continuing operations	69.0	77.6	11.9	43.2	48.3	59.2
Total operations	94.2	91.6	12.6	43.2	48.3	59.2
Balance Sheet Data (at end of period):
Cash and short-term deposits	60.0	204.9		80.7	36.8	21.2
Tangible fixed assets	592.6	510.8		462.4	442.5	438.9
Intangible fixed assets	45.5	51.4		711.0	675.8	635.1
Net current (liabilities)/assets	(5.7)	163.4		69.3	94.7	101.0
Total assets	1,146.6	1,153.3		1,758.9	1,568.2	1,488.1
Total debt (2)	244.7	304.5		806.2	725.8	663.5
Net debt (3)	184.7	99.6		743.8	713.1	663.0
Ordinary share capital	136.8	137.4		2.0	2.0	2.0
Shareholders’ funds/(deficit)	385.8	471.2		(106.4)	(205.0)	(250.8)

Amounts in accordance with U.S. GAAP:
Profit and Loss Account Data:
Net sales		1,305.3	328.5	880.7	1,262.8	1,151.7
Operating income/(loss)		25.1	(8.3)	38.6	39.3	91.7
Income/(loss) from continuing operations		77.5	(9.4)	(58.6)	(103.9)	(8.7)
Net income/(loss) for the period		84.4	(10.4)	(57.6)	(102.7)	(12.9)
Balance Sheet Data (at end of period):
Total assets		1,291.5		1,808.0	1,628.3	1,579.2
Net current assets		188.5		124.4	151.3	152.1
Shareholders’ equity/(deficit)		629.9		(68.9)	(175.0)	(188.2)

Footnotes appear on following page.

	Regentrealm Limited
	52 weeks ended December 30, 2000 Restated(5)	52 weeks ended December 29, 2001 Restated(5)	52 weeks ended December 28, 2002
		(£ million)
Amounts in accordance with U.K. GAAP
Profit and Loss Account Data
Turnover-continuing operations:	880.7	1,262.8	1,308.3

Group operating profit before goodwill amortization and exceptional items	85.5	113.6	134.2
Goodwill amortization	(21.9)	(36.4)	(40.7)
Operating exceptional items	(16.8)	(42.3)	(35.4)
Group operating profit	46.8	34.9	58.1
Share of operating profit in joint ventures	2.2	1.2	0.6
Operating profit	49.0	36.1	58.7
Non-operating exceptional items	(0.6)	(8.9)	11.1
Profit before interest	48.4	27.2	69.8
Interest	(97.8)	(149.3)	(141.8)
Loss before taxation	(49.4)	(122.1)	(72.0)
Taxation	(40.1)	28.2	26.4
Loss for the period	(89.5)	(93.9)	(45.6)

Other Financial Data:
Capital expenditure-total operations	43.2	48.3	59.2

Balance Sheet Data (at end of period):(4)
Cash and short-term deposits	80.7	36.8	21.2
Tangible fixed assets	462.4	442.5	438.9
Intangible fixed assets	711.0	675.8	635.1
Net current assets	115.6	119.2	125.3
Total assets	1,795.5	1,588.5	1,508.4
Total debt(2)	477.8	517.8	447.8
Net debt(3)	410.7	495.7	439.0
Ordinary share capital	2.0	2.0	2.0
Shareholders’ deficit	(101.1)	(193.9)	(238.7)

Amounts in accordance with U.S. GAAP:
Profit and Loss Account Data:
Net sales	880.7	1,262.8	1,151.7
Operating income	38.6	39.3	91.7
Loss from continuing operations	(53.1)	(98.3)	(7.7)
Loss for the period	(52.1)	(97.1)	(11.9)
Balance Sheet Data (at end of period):
Total assets	1,841.2	1,639.2	1,591.2
Net current assets	167.3	167.3	169.1
Shareholders’ deficit	(63.4)	(163.9)	(176.1)

(1)                                  EBITDA represents earnings before interest, tax, depreciation and amortization. Adjusted EBITDA represents EBITDA from continuing operations, excluding share of profit of joint ventures and exceptional items. While EBITDA should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.

(2)                                  Total debt comprises long-term debt plus short-term debt but does not include any amount due to a parent company.

(3)                                  Net debt comprises total debt less cash and short-term deposits plus unamortized debt issuance costs. Under U.K. GAAP, debt issuance costs are deducted from the related debt amounts for the purposes of balance sheet presentation and are amortized over the life of the debt.

(4)                                  At January 1, 2000, Regentrealm’s balance sheet comprised an amount due from United Biscuits Finance plc of £1 and share capital of £1.

(5)                                  The amounts for 2000 and 2001 for United Biscuits Finance plc and Regentrealm Limited have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements). The financial information relating to Predecessor has not been restated for FRS 19 as it is not practical.

Non-GAAP Financial Data

EBITDA represents earnings before interest, tax, depreciation and amortization. Adjusted EBITDA represents EBITDA from continuing operations, excluding share of profit of joint ventures and exceptional items. While EBITDA should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.

	United Biscuits (Holdings) Limited			United Biscuits Finance plc
	52 weeks ended January 2, 1999	52 weeks ended January 1, 2000	15 weeks ended April 14, 2000 Restated (5)	Period from March 10, 2000 (inception) to December 30, 2000 Restated (5)	52 weeks ended December 29, 2001 Restated (5)	52 weeks ended December 28, 2002
			(£ million )
Reconciliation of Adjusted EBITDA to U.K. GAAP data
Profit/(loss) before interest-continuing operations	56.7	46.0	(12.1)	46.6	26.5	69.8
Depreciation	41.3	45.0	13.7	32.8	53.0	54.2
Goodwill amortization	1.2	2.4	0.8	21.9	36.4	40.7
EBITDA	99.2	93.4	2.4	101.3	115.9	164.7
Non-operating exceptionals	0.6	0.2	9.0	0.6	8.9	(11.1)
Operating exceptionals	22.7	36.7	10.0	16.8	42.3	35.4
Share of profit of joint ventures	(0.3)	(0.4)	(0.1)	(0.4)	(0.5)	(0.6)
Adjusted EBITDA	122.2	129.9	21.3	118.3	166.6	188.4

Footnote appears on the previous page

Currency and Exchange Rate Data

The following table provides, for the periods indicated, information concerning the exchange rate for pounds sterling expressed in U.S. dollars per £1.00 based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended December 31,	Period End*	Average Rate**	High	Low
1998	1.66	1.66	1.72	1.61
1999	1.62	1.61	1.68	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.60	1.51	1.61	1.41

*                                         Represents the noon buying rate on the last business day of the period.

**                                  The average of the noon buying rates on the last business day of each month during the applicable period.

The following table provides, for the periods indicated, the high and low noon buying rates for pounds sterling expressed in U.S. dollars per £1.00.

Month and Year	High	Low
September 2002	$1.57	$1.53
October 2002	1.58	1.54
November 2002	1.60	1.54
December 2002	1.61	1.55
January 2003	1.66	1.59
February 2003	1.65	1.57
March (through March 17) 2003	1.61	1.57

We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Our business, and an investment in our company, is subject to a number of significant risks, including those described below. These risks are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Significant Competition — We offer products in highly competitive markets, and our failure to compete effectively might adversely affect our results of operations.

The biscuit and snack industries and the markets for our products are highly competitive. We compete primarily on the strength of our brands, the quality of our products, product innovation and price. Our ability to compete effectively requires continuous efforts in sales and marketing of our existing products, development of new products and cost rationalization. As we cannot predict the actions of our competitors or their effect on our ability to market and sell our products, the competitive environment in our markets may have a negative impact on our future business performance. For further information on competition and our competitors in the markets and market segments in which we compete, see Item 4.B. “Information on the Company — Business Overview — Competition.”

Consolidation of Grocery Retailers in Our Markets — Our results of operations may be adversely affected by the consolidation of grocery retailers.

There is an increasing trend towards consolidation in the retail grocery industry in the United Kingdom and the rest of Western Europe. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One Get One Free” in order to promote their products and gain market share. These campaigns, which historically have adversely affected our results of operations, are likely to continue and adversely affect our results.

Risks of Business Strategy — Our ability to improve our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

Our business strategy is to increase our cash flow and profitability by implementing initiatives aimed at achieving cost savings and generating profitable growth. If we are unsuccessful in implementing our business strategy and achieving cost savings, generating growth or increasing our cash flow or profitability, we may be unable to fulfill our obligations with respect to our 10¾% Senior Subordinated Notes due 2011 and 10 5/8% Senior Subordinated Notes due 2011 (collectively, the “Notes”) or to comply with the financial covenants under our senior credit facility.

In order to realize expected cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize operating efficiencies and rationalize our manufacturing capacity. The cost of these plans in 2002 was approximately £67 million and we expect to incur similar costs in 2003 to achieve overall cost savings. Our ability to generate growth will depend on our successful promotion of our products, our ability to develop new innovations and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy to accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. In addition, implementing our strategy will require significant management resources and may divert or strain our management’s ability to focus on other company objectives.

Effective Control by the Equity Sponsors — The interests of our Equity Sponsors may conflict with the interests of the holders of the Notes.

Funds controlled by Cinven, PAI and MidOcean beneficially own 97% of our voting equity. Messrs. Robert Bradish, Graham Clempson, Bertrand Meunier and Dominic Murphy, members of the board of directors of UB Finance, are also either directors or members of senior management of our Equity Sponsors. In addition, under the shareholders agreement of our parent company, United Biscuits Group (Investments) Ltd (“UB Parent”), Nabisco has significant veto rights with respect to UB Parent and its subsidiaries, including with respect to the sale or merger of UB Parent and its subsidiaries. Under the consortium agreement, the other Equity Sponsors also have significant veto rights with respect to United Biscuits (Equity) Ltd, a Cayman Islands company which owns UB Parent and its subsidiaries. Accordingly, the Equity Sponsors have a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders. The interests of the Equity Sponsors may conflict with the interests of the holders of the Notes.

Currency Fluctuations — We have multinational operations that expose us to currency exchange risks.

As our reporting currency is the pound sterling, any movement in foreign currency exchange rates in relation to pounds sterling could have an impact on our business, financial condition and results of operations. A large percentage of our revenues historically has been generated in the United Kingdom; however, our operations are geographically diverse and in 2002, we had sales in approximately 100 countries and currently operate 22 manufacturing facilities located in six countries. Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. We also have long-term borrowings and related interest payment obligations in currencies other than the pound sterling. In addition, the financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements.

Brands and Intellectual Property Rights — Some of our intellectual property rights could be challenged or lapse.

Approximately 86% of our sales in 2002 were from branded products. Our principal trademarks are registered in the United Kingdom, and we have trademark registrations for various products in more than 100 other countries. We also have licensing arrangements under which we sell our products, including our license from Nabisco to market specified Nabisco brands. Our trademark and license rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products that violate their trademarks and proprietary rights. If a competitor were to infringe on trademarks or licenses held by us, enforcing our intellectual property rights would likely be costly, may not be successful, and would divert funds and resources that could otherwise be used to operate our business.

Government Regulation — We are subject to extensive regulation.

As a manufacturer of products intended for human consumption, we are subject to extensive U.K. and pan-European governmental regulation over issues such as product composition, packaging, labelling, advertising and the safety of our products; the health, safety and working conditions of our employees; and our competitive and marketplace conduct. Our failure to comply with these regulations could result in fines and penalties, restrict our ability to market our products or require us to change our products, any of which could have a material adverse effect on our business.

In addition, our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly more stringent environmental protection standards on us and affect air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up, among other things. As a result, we may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. We cannot predict future environmental liabilities and the amounts we have provided and budgeted for may not be adequate.

Trade Hostilities — A trade dispute with the North American Free Trade Area could result in tariffs on our exported products.

In 2002, we sold £37.8 million of our European-manufactured products within the North American Free Trade Area, which represented 2.9% of our sales for that year. In the past, trade disputes between European and North American trading blocks have resulted in the temporary escalation of tariffs. If future trade disputes resulted in a substantial increase in tariffs on biscuits or crackers, our trade in North America could be significantly damaged and our results of operations could be adversely affected.

Dependence on Raw Materials — Our inability to pass price increases of raw materials on to our customers could adversely affect our results of operations.

The prices of many of our raw materials are affected by governmental agricultural policies, the operations of our suppliers, political upheavals, fluctuations in underlying commodity market prices and acts of God such as severe weather conditions. We may not be able to obtain sufficient supplies from our suppliers or alternative sources or we may be charged more for our raw materials if a supply disruption or other adverse event occurs that affects our sources. To the extent we are able to obtain sufficient quantities of raw materials in the event of a supply disruption, our ability to pass through any increase in raw materials costs to our customers would depend upon competitive conditions and pricing methods employed in the various markets in which we sell our products. In addition, if our raw material costs increase for any other reason, e.g., underlying commodity price increases, our ability to pass this increase to our customers would similarly depend on competitive and market conditions. Consequently, a material or prolonged supply disruption, or material increase in raw material prices driven by other factors could adversely affect our results of operations.

Defined Pension Benefit Schemes — Our results of operations may be adversely affected by the cost of funding our pension schemes.

United Biscuits operates a defined benefit pension arrangement in the United Kingdom that has liabilities to retired employees, to previous employees who have left the service of the company but who are not yet drawing pension benefits and to current employees who are members of the plan. Both the company and current employees who are members of the plan contribute to a fund that is invested in order to meet these liabilities.

The investment strategy of the fund is determined by the investment fund trustees who receive independent advice in carrying out these responsibilities. In order to take advantage of the higher returns that equity investment has historically generated, a substantial proportion of the fund is invested in equities. This investment strategy, while it has been successful over the long term, carries the risk that a significant decline in equity values can give rise to a funding deficit which may require the company to significantly increase its contributions from the current rate of 9% of plan members’ salary (approximately £8 million in 2002). If the company was unable or unwilling to increase contributions to a level agreed to by the trustees and the independent actuary, then the scheme could be wound up, which would crystallize a significant one-off cash liability for the company. Either the higher contributions or a one-off cash liability could impair the ability of the company to invest in its programs to reduce cost, to drive profitable branded growth or could restrict its ability to meet its obligations under these notes as they fall due. Closure of the pension fund, any changes to the benefits provided or to the employee contribution rate, could also have industrial relations consequences that might impair the company’s ability to service demand and generate cash.

Substantial Leverage — Our substantial debt could adversely affect our business and prevent us from fulfilling our obligations under the Notes.

We have a substantial amount of indebtedness and significant debt service obligations. As of December 28, 2002, our outstanding long-term debt (including current maturities) was £678.1 million. We anticipate that our substantial leverage will continue for the foreseeable future. Our high level of debt may have important negative consequences for the holders. For example, it could:

•                  make it more difficult for us to satisfy our obligations with respect to the Notes;

•                  increase our vulnerability to adverse general economic and industry conditions;

•                  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•                  place us at a competitive disadvantage relative to our competitors that have less debt and greater access to capital resources than we have;

•                  require us to dedicate a substantial portion of our cash flow from operations to our debt service obligations; and

•                  limit our flexibility in planning for, or reacting to changes in, our business and the industry in which we operate.

Restrictions on Operations — Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

Various covenants contained in our debt instruments, including the senior credit facility and the indenture governing the Notes, restrict our ability to:

•                  borrow money;

•                  pay dividends or make other distributions;

•                  grant liens on our assets;

•                  make specific asset dispositions;

•                  make specific investments;

•                  enter into transactions with affiliates; or

•                  merge, consolidate or transfer all or substantially all of our assets.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. These restrictions on our operations may adversely affect our ability to make payments on the Notes.

Ability to Service Debt — We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control which may affect our ability to meet our obligations to the holders of the Notes.

Our ability to make scheduled payments on, and satisfy our obligations under, our indebtedness, including our senior credit facility and the Notes, depends upon our future operating performance. Because our future operating performance is affected by many factors beyond our control, we may not be able to generate sufficient cash flow to meet our obligations with respect to the Notes. For instance, our future operating performance will be affected by the successful implementation of our business strategy as well as general economic, competitive, market, business and other conditions. If future cash flow is not sufficient to make scheduled payments on our debt, we will need to refinance all or a portion of our debt, including our senior credit facility and the Notes, before maturity, obtain additional financing or sell assets. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all we may not be able to satisfy our obligations with respect to the Notes.

Holding Company Structure — Both UB Finance and Regentrealm are holding companies with no revenue-generating operations of their own.  Unless they receive sufficient funds from subsidiaries to pay principal of and interest on the Notes, they will not be able to make payments on the Notes.

UB Finance relies on payments from its subsidiaries to generate the funds necessary to make payments on the Notes.  UB Finance is a holding company and does not directly conduct any business.  Because UB Finance relies on funds from its subsidiaries, it may not be able to satisfy its obligations with respect to the Notes. The principal assets of UB Finance consist of:

•                  its equity interest in Regentrealm, its direct, wholly owned subsidiary;

•                  intercompany loans made by UB Finance to Regentrealm with the proceeds of intercompany borrowings from Runecorp Limited, UB Finance’s parent; and

•                  an intercompany loan made by UB Finance to Regentrealm with the proceeds from the Notes offering. As a result, UB Finance is wholly dependent on dividends and other distributions it receives from Regentrealm, including payments under these intercompany loans, to make payments on the Notes. Regentrealm, which is also a holding company and parent of UB Finance’s operating subsidiaries, also depends on dividends and other distributions it receives from its subsidiaries. The ability of UB Finance’s subsidiaries to make payments to Regentrealm depends on their cash flow and earnings. In addition, dividends from UB Finance’s subsidiaries are limited by local corporate law, which in Europe typically limits dividends to accumulated earnings of the relevant subsidiary. Because of the holding company structure, UB Finance may not be able to receive sufficient funds from its subsidiaries to pay the principal of and interest on the Notes.

ITEM 4.        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We are the leading manufacturer and marketer of biscuits in the United Kingdom, Iberia and the Netherlands and second largest manufacturer and marketer of biscuits in France and Belgium. In the United Kingdom, we are the leading manufacturer and marketer of nuts and the second largest manufacturer and marketer of savory snacks and crisps. We manufacture and market a wide range of products in Western Europe under well-recognized brand names, and branded products accounted for approximately 86% of our sales in 2002. Among our popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre, Verkade, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts. We are also exclusively licensed to manufacture and market Oreo, Chips Ahoy! and other key Nabisco brands in parts of Europe and North Africa.

United Biscuits Finance plc

UB Finance was incorporated in England and Wales on March 10, 2000, to act as a financing company in connection with the acquisition of United Biscuits by the Equity Sponsors. In April 2000, the Equity Sponsors acquired United Biscuits, the holding company of our operating subsidiaries, through a public tender offer. We refer to this acquisition as the “UB acquisition.” Concurrently with the UB acquisition, we entered into agreements for a series of divestitures and other acquisitions designed to focus our business on our key Western European markets and our core branded products. The UB acquisition, together with the acquisitions and dispositions of material assets connected with the acquisition of United Biscuits described in Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions,” are collectively referred to as the “Transactions” in this annual report.

Runecorp Limited, a wholly owned subsidiary of UB Parent, is the beneficial owner and holder of all the ordinary shares of UB Finance. Prior to the acquisition of United Biscuits, UB Finance had not engaged in any business.

Regentrealm Limited

Regentrealm, a direct, wholly owned subsidiary of UB Finance, is the guarantor of the Notes. Regentrealm was incorporated in England and Wales on November 29, 1999. Regentrealm is a holding company that indirectly owns United Biscuits, the holding company of our operating subsidiaries.

Regentrealm holds no assets other than the shares of its directly and wholly owned subsidiary, Finalrealm Limited, and the intercompany loans to its subsidiaries. Other than its guarantee of the Notes, its obligations to UB Finance under intercompany loans and the senior credit facility, Regentrealm does not have any debt obligations. Prior to the UB acquisition, Regentrealm had not engaged in any business.

The registered offices of UB Finance and Regentrealm are located at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom, and their telephone number is +44 20 8234 5000.

Agent for Service of Process

Each of UB Finance and Regentrealm has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process with respect to the Notes, the guarantee for the Notes and the related indenture.

B.                                    Business Overview

Overview

We manufacture and market products for the retail grocery, convenience and impulse and food service markets in two product categories: biscuits and snacks.

•                  Biscuits £969.6 million, or 74.1%, of our 2002 sales, of which approximately 86% were branded. We manufacture and market biscuits, crackers and cakes in Western Europe and for export across the world.

We are the largest manufacturer and marketer of biscuits in the United Kingdom. In 2002, our combined branded and retailer-branded biscuit sales accounted for approximately 27% of the U.K. biscuit market. Our U.K. branded biscuit sales accounted for approximately 21% of the overall market, representing more than twice the branded biscuit sales of our closest competitor. Our U.K. biscuits business is anchored by our primary brand, McVitie’s. McVitie’s is among the best-known brands in the United Kingdom, and McVitie’s biscuits were purchased by over 85% of U.K. households in 2002. Among our popular core product brands in the United Kingdom are McVitie’s Digestive and Chocolate Digestive (formerly Homewheat), Penguin, go ahead! and  McVitie’s Jaffa Cakes. We also export biscuits and crackers to approximately 100 countries, including Carr’s premium-branded crackers and Delacre biscuits to North America.

We are the largest manufacturer and marketer of biscuits in Spain and the Netherlands with market shares of approximately 27% and 20%, respectively, the second largest manufacturer and marketer of biscuits in France and Belgium, with market shares of approximately 12% and 14%, respectively and the second largest marketer of biscuits in Portugal with a market share of approximately 15%. Our core continental Western European biscuit brands are Fontaneda, Chiquilin and Filipinos in Iberia, BN and Delacre in France, Verkade and Sultana in the Netherlands and Delacre in Belgium. We also manufacture and market Iberia’s top-selling dry dessert mix and baking powder brand, Royal. We are exclusively licensed to manufacture and market Oreo, Chips Ahoy! and other key Nabisco brands in parts of Europe and North Africa.

•                  Snacks £338.7 million, or 25.9%, of our 2002 sales, of which approximately 84% were branded. We are the largest manufacturer and marketer of nuts in the United Kingdom, with a market share of approximately 20% of the packaged nuts market, and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom, with a market share of approximately 15% of the packaged savory snacks and crisps market. Our leading snack brands include Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts.

Markets

General

The principal markets in which we operate — the U.K. biscuit and snack markets and the Iberian, French, Dutch and Belgian biscuit markets — share a number of characteristics.

The majority of biscuits and, to a lesser extent, snacks are sold through major grocery retailers. It is expected that market leaders with large-scale manufacturing and distribution, as well as brands with strong media support, will be better able to negotiate more favorable prices with retailers and leverage their existing brands. The importance of maintaining strong relationships with retailers has also become a critical success factor for food companies and drives many initiatives such as category management. Food companies with strong market positions and retail relationships have increasingly benefited from these initiatives through maintaining shelf space and maximizing distribution efficiencies.

Consumer demand for food products has been strongly influenced by the trends toward out-of-home eating and away from the traditional three-meals-a-day eating pattern. Consumers now demand convenience foods, including biscuit and snack products that offer greater variety, healthier alternatives and more portable and practical packaging. These trends have also added to the significance of convenience and impulse distribution channels. Retailers in these distribution channels generally seek branded products with high turnover.

U.K. Biscuit Market

The U.K. biscuit market had retail sales of approximately £1.6 billion in 2002 and has had relatively stable growth over the last five years, with an average annual growth rate of 1% to 2% during the period. The U.K. biscuit market is expected to continue to have a modest annual growth of between 1% and 2% over the next three years. This stable growth can be attributed in large part to the greater demand for convenience foods. Biscuits represent the largest packaged grocery category for large U.K. grocery retailers. It is estimated that over 90 million biscuits are consumed daily and that approximately 99% of all U.K. households purchase biscuits annually. Branded biscuit sales accounted for 77% of the market with retailer-branded biscuit sales representing the remainder. The retailer brand component of the market has declined over the past three years and decreased from 29% of total market sales in 1999 to 23% in 2002.

Continental Western European Biscuit Markets

The continental Western European biscuit markets in which we compete had retail sales of approximately £1.8 billion in 2002 and have grown at an average annual rate of 4% over the last five years. These markets have a lower per capita biscuit consumption rate than that of the United Kingdom and their growth is expected to outpace that of the U.K. biscuit market over the next three years.

U.K. Snacks Market

The U.K. savory snacks, nuts and crisps market had retail sales of approximately £1.8 billion in 2002 and has grown at an average annual rate of 2% over the last five years. The U.K. snacks market is expected to grow at an annual rate of 1% to 2% over the next three years. Like the U.K. biscuit market, the U.K. snacks market’s growth is driven by an increased demand for convenience foods. Over 80% of U.K. savory snack products sold are branded products.

Large retail grocery chains dominate the sale of snacks in the United Kingdom, but convenience and impulse outlets are also significant snack distribution channels, as savory snack products are very often consumed out of the home.

Products

We manufacture and market biscuits, snacks and other selected grocery products for retail sale through large grocery retailers and convenience and impulse channels. We offer our products primarily in the United Kingdom and in continental Western Europe. We produce both branded and retailer-branded products, with branded products accounting for approximately 86% of our sales in 2002.

Biscuits Category

Our biscuits category had sales of £969.6 million in 2002, representing 74.1% of our total sales for the year, approximately 86% of which were from branded products.

United Kingdom

We are the leading manufacturer and marketer of biscuits in the United Kingdom, with a total market share of approximately 27%. Our branded biscuit sales accounted for approximately 21% of the overall U.K. biscuit market, representing more than twice the branded biscuit sales of our closest competitor. We compete in all segments of the U.K. biscuit market, which are: everyday biscuits, everyday treats, healthier biscuits, chocolate biscuit bars, children’s biscuits, savory biscuits, seasonal biscuits, special treats, and crackers and crispbreads. We also manufacture and market snack and family cakes in the United Kingdom. We produce both branded and retailer-branded biscuits for the U.K. and export markets, with company-branded products accounting for approximately 78% of our total U.K. biscuit category sales in 2002.

Branded Biscuits

In 2002, 61% of our total U.K. branded biscuit sales were derived from four core brands: McVitie’s Core including Digestive and Chocolate Digestive (formerly Homewheat), Penguin, go ahead! and McVitie’s Jaffa Cakes.

We are the market leader in the UK biscuit market with our branded biscuits representing approximately 21% of the total biscuit market, more than twice the branded share of our nearest competitor. We manufacture and market three of the five top-selling biscuit brands in the United Kingdom.

Retailer-branded Biscuits

We operate a successful retailer-branded business for retail grocery customers and are the second largest supplier of retailer-branded biscuits in the United Kingdom. By producing a limited portfolio of retailer-branded products, we obtain greater utilization of our factories and spread our manufacturing and distribution costs over a larger production volume, thus improving profitability. Providing retailer-branded products also makes us valuable to retailers as we can offer a broader range of products within the biscuit category. In 2002, 19% of our total U.K. biscuit category sales were generated by our retailer-branded business.

Cakes

We produce cake products under the McVitie’s brand and under selected McVitie’s product brand names, such as go ahead! and McVitie’s Jaffa Cakes and we are the leader in the cake bars segment, with a 45% market share. Our cake sales grew to £43.1 million in 2002 and represented 8.4% of the sales of our U.K. biscuits business. Our cake bar range has benefited from our relationship with Mars, through which we have introduced jointly branded snack cake products such as McVitie’s Galaxy, McVitie’s Starburst, McVitie’s M&M’s, McVitie’s Bounty, McVitie’s Snickers and McVitie’s Milky Way snack cakes.

Southern Europe

Our Iberian business, which was acquired from Nabisco as part of the UB acquisition, is the leader in the £0.3 billion Spanish biscuit market, with a branded share of approximately 27% of the total market, which is nearly double the branded share of our next largest competitor. We manufacture and market six of the top ten biscuit brands in Spain. In Portugal, we are the second largest marketer in the £0.1 billion biscuit market with a 15% market share. We are the leading manufacturer and marketer of dry dessert mixes and baking powder in Iberia. We also manufacture and market canned meat products, orange juice and tomato products for the Iberian market. Our key biscuit brands in Iberia include Chiquilin, Filipinos, Fontaneda as well as Oreo and Chips Ahoy! produced under license from Nabisco.

Royal is a range of dry dessert mixes and baking powders. Royal is the leading brand in both categories and has a 79% share of the dry mix market.

Northern Europe

We are a leading manufacturer of sweet biscuits in Northern Europe with the number one market position in the Netherlands and the number two market positions in the other two countries in which we operate.

The Netherlands. We are the largest manufacturer and marketer in the £0.2 billion Dutch sweet biscuit market, with a 20% market share. We target primarily the in-between-meals and everyday biscuits segments.

Verkade is our umbrella brand in the Netherlands and substantially all our products in the Netherlands are marketed under this brand. Our primary product brand, Verkade Sultana, a fruit-filled biscuit, is the largest selling biscuit brand in the Netherlands. The brand competes in the in-between-meals segment of the market.

France. We are the second largest manufacturer and marketer of sweet biscuits in the £0.8 billion French biscuit market, with a 12% market share. We focus on two segments of the market; children’s biscuits and adult biscuits. We have two core brands in France. BN, a range of children’s biscuits, is the second largest biscuit brand in the French market, and Delacre, a premium biscuit brand focused primarily on the assortment segment.

Belgium. We are the second largest manufacturer and marketer within the £0.2 billion Belgian sweet biscuit market, with a 14% market share. We hold the leading position in the premium assortment biscuits segment anchored by our Delacre brand. We also market fruit-filled biscuits under the Sultana brand.

Export

We export our branded products to approximately 100 countries around the world and had export sales of £79.7 million in 2002. We believe we are the leading manufacturer and marketer of premium European cookies and crackers exporting to North America, where we have strong positions in the premium savory and premium assortment biscuits segments. McVitie’s, Carr’s, BN and Delacre are our key export brands.

Sales in North America were £37.8 million in 2002, primarily from sales of Delacre assortments to warehouse club retailers in the United States and sales of Carr’s water crackers and other Carr’s branded crackers. We export our products through third-party distributors with whom we mainly enter into short-term distribution contracts which typically vary to comply with the laws and commercial practices of the particular local jurisdiction.

Snacks Category

Our snacks business had sales of £338.7 million in 2002, representing 25.9% of our sales for the year, approximately 84% of which were from branded products. We have a strong product portfolio of branded savory snacks, nuts and crisps, including three of the ten top-selling snack brands in the United Kingdom. We are the second largest producer of branded savory snacks and crisps, with a 15% market share, and the largest manufacturer and marketer of nuts in the United Kingdom, with a market share of approximately 20% of the packaged nuts market. We also hold secondary positions in the savory snacks markets in the Netherlands and Belgium.

Savory Snacks and Crisps

We compete in all segments of the U.K. savory snacks and crisps market, including everyday snacks, children’s snacks, adult/premium snacks and healthier snacks. We market a portfolio of leading brands, including Hula Hoops, Skips, Mini Cheddars, McCoy’s and Phileas Fogg.

Nuts

We are the leading manufacturer and marketer in the £0.1 billion U.K. nuts market and have a 63% share of the branded market and a 20% share of the overall packaged nuts market. Over two-thirds of our sales of nuts are from branded products sold under the KP Nuts brand name.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business because we build up our inventories during our third fiscal quarter. However, the impact on working capital has been less pronounced in 2001 and 2002 due to improved working capital management. Our monthly average working capital was £85.8 million in 2002, whereas our average working capital during our third fiscal quarter in 2002 was £86.1 million.

Procurement

Our procurement unit is managed centrally, with purchasing specialists operating across our businesses to maximize the savings we can achieve from our purchasing scale. The primary raw materials we use are ingredients, such as flour, sugar, cocoa, dairy, fats and oils, nuts, flavorings and potatoes, and packaging materials, such as cardboard tubes, films, cardboard cases and tins. We source our raw ingredients from a number of different suppliers in the United Kingdom, continental Europe, the United States, Africa and Asia. We believe there are a number of alternative suppliers for all our primary raw ingredients and packaging materials.

Distribution

We distribute our products in the United Kingdom via eight distribution points, including one central distribution centre. We distribute our products in continental Western Europe through nine distribution points in Iberia, four distribution points in France, four distribution points in the Netherlands and two distribution points in Belgium.

Customers and Distribution Channels

We sell our products principally to major grocery retailers and independent grocers and through impulse and convenience channels. In the United Kingdom, we have been chosen to act as the biscuit “category manager” to four of the top five grocery retailers as a result of our top-selling brands, our leading market position and our consumer category knowledge. We are also the biscuit category manager for the leading retailers in the Netherlands. As a category manager, we have the opportunity to offer creative suggestions to retailers in order to increase category sales. We believe that we are also well-regarded in Spain and that Spanish retailers rate us ahead of our competitors in brand strength, new product development and product category knowledge. We are continuing to build our relationships with retailers in our other European markets, such as France and Belgium, where we are working with top retailers to introduce a new approach to market segmentation. By developing and maintaining strong working relationships with retailers, we are able to optimize the presentation of our products and maximize the amount and prominence of retail shelf space our products are given in these retailers’ outlets.

In recent years, as out-of-home consumption has increased and impulse food purchases have become more important to consumers’ lifestyles, we have targeted convenience and impulse channels. Convenience and impulse channels comprise a variety of outlets, including convenience stores, garage forecourts (i.e., gas station mini-markets), off-licenses (i.e., outlets that sell liquor for consumption off the premises), bars and pubs, where consumers make spontaneous purchases of snacks. We believe the convenience and impulse channels will continue to benefit from the trend towards snacking and we intend to continue to target these channels to increase sales.

Sales and Marketing

We have a sales force of approximately 550 employees and a marketing group of 120 employees. Our sales force consists of national account teams divided between our two product categories and dedicated to supporting the major customers of a given category, and a field sales operation responsible for supporting wholesalers and their customers at a local level. Each sales force works with a sales support staff responsible for establishing category management strategies. Each category also has a brand management team responsible for developing brand strategies, new products and product-line extensions and for marketing activities, such as advertising, sponsorship programs and consumer public relations. We generally sell our products on an order-by-order basis and do not enter into long-term contracts to supply our products.

To create brand awareness, build customer loyalty and stimulate demand for our branded products, we devote substantial resources to marketing our products. We market our products through a combination of advertising, consumer promotions and trade promotions. We advertise our products through television, radio and print media. Our consumer promotions feature in-store and on-package promotions such as collectibles and coupons redeemable for school supplies. Our trade promotions typically include special displays and product value promotions. We tailor our marketing strategies to our local markets.

Competition

The biscuit and snack markets are highly competitive. We compete against numerous businesses of varying sizes, both in the United Kingdom and in continental Western Europe. We compete primarily on the basis of the strength of our brands, the quality of our products, product innovation, price and our relationships with retailers. Our principal competitors in the U.K. biscuit market are Burton’s Foods (controlled by Hicks, Muse, Tate & Furst, a U.S. private equity firm), whose key brands include Cadbury Fingers (produced under a license from Cadbury), Wagon Wheels, Maryland Cookies and Jammie Dodgers; Northern Foods, which markets Fox’s branded products; Danone, whose Jacob’s biscuits operation markets Cream Crackers, TUC and Ritz brands; and Nestlé, whose key brands are KitKat, Blue Riband and Breakaway. Our biggest competitor in the continental Western European biscuit markets in which we compete is Danone, whose key brands include Prince, Petit Ecolier, Pims, Pepito, Mikado, Barquette, Belin Crackers and its Taillefine/Vitalinea healthy biscuit range. Our principal competitor in the U.K. savory snacks and crisps market is PepsiCo Inc.’s U.K. subsidiary, Walkers Snackfoods, which is the largest participant in the market. Walkers’ key brands include Walkers Crisps, Monster Munch, Quavers, Wotsits, Doritos and French Fries. We also compete in the U.K. savory snacks market with Golden Wonder, whose key brands are Nik Naks and Wheat Crunchies. The principal methods of competition in our industry include new product development, advertising and media campaigns, effective management of category and retailer relationships, consumer and price promotions and overall pricing strategy.

Regulatory Matters

As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation from both national and pan-European governmental entities concerning, among other things, product composition, packaging, labelling, advertisement and the safety of our products; the health, safety and working conditions of our employees; and our competitive and marketplace conduct. These include, in the United Kingdom, the Food Safety Act 1990 and associated food labelling regulations and, in the European Union, E.U. Directives on general product safety, control of foodstuffs and regulation of food additives.

From time to time, additional legislative initiatives may be introduced that may affect our operations and the conduct of our businesses, and we cannot provide assurance that the cost of complying with these initiatives or that the effects of these initiatives will not have a material adverse effect on our profitability or financial condition in the future. We operate systems and policies to ensure that we are complying with the statutes and regulations that impact our operations.

C.                                    Organizational Structure

The following chart shows our corporate structure:

Footnotes appear on the following page.

(1)                                  The investment interests of our Equity Sponsors are represented by £400.0 million initial aggregate principal amount of deep discounted bonds issued by Solvecorp Limited to PAI, Cinven and MidOcean, dual convertible discounted preferred securities issued for £145.0 million by Deluxestar to Nabisco and £2.0 million of equity invested by Cinven, PAI and MidOcean through United Biscuits (Equity) Limited, a Cayman Islands company, which holds and beneficially owns 95% of the shares of UB Parent, the remaining 5% are owned by senior management. Nabisco also holds warrants exercisable upon certain events for shares of UB Parent.

(2)                                  Guarantors of the senior credit facility.

(3)                                  Represents equity ownership in Runecorp Limited (“Runecorp”).

(4)                                  £545.0 million of proceeds from the investments made by the Equity Sponsors were loaned from Runecorp to UB Finance, from UB Finance to Regentrealm and from Regentrealm to Finalrealm Limited for use in the acquisition of United Biscuits. Cash interest under these intercompany loans is not payable until their maturity in 2049, subject to the occurrence of specified events which may result in the acceleration of their maturity. The intercompany loan from Runecorp to UB Finance is subject to a subordination agreement pursuant to which no enforcement action may be taken, and no payments may be made, before the maturity or repayment of the Notes, other than payments permitted under the indenture.

(5)                                  UB Finance loaned the proceeds from the Notes offering to Regentrealm pursuant to an intercompany loan. Regentrealm used the proceeds to repay an existing intercompany loan from UB Finance.  UB Finance used the proceeds from the loan repayment, along with borrowings under our senior credit facility, the proceeds from the sale of our interest in Young’s Bluecrest Ltd and cash on hand, to repay the senior subordinated bridge facility in April 2001.

(6)                                  The senior credit facility includes a £90.0 million revolving credit facility. This facility was reduced to £60.0 million during 2002 and £52.5 million was available to be drawn down at December 28, 2002. £81.6 million of the term facility had been repaid by December 28, 2002. The balance outstanding is increased by an unfavorable euro exchange movement since inception, amounting to £0.3 million.

The following table sets forth our significant subsidiaries, their geographic locations and our ownership interest.

Subsidiary	Geographic Location	Ownership Interest

Regentrealm Limited	United Kingdom	100%
United Biscuits (Holdings) Limited	United Kingdom	100%
United Biscuits (UK) Limited	United Kingdom	100%
UB Investments plc	United Kingdom	100%
UB Overseas Limited	United Kingdom	100%
United Biscuits France SA	France	100%
United Biscuits Industrie SAS	France	100%
UB Investments (Netherlands) BV	The Netherlands	100%
Koninklijke Verkade NV	The Netherlands	100%
United Biscuits Iberia, S.L.	Spain	100%
Galletas United Biscuits S.A (1).	Spain	100%
Carnes y Conservas Espanolas S.A.	Spain	100%
NV Biscuits Delacre SA	Belgium	100%

(1)                During 2002, the Spanish subsidiaries Galletas Fontaneda S.A. and Galletas Artiach S.A. were merged into Marbu S.A. and the company changed its name to Galletas United Biscuits S.A.

D.                                    Property, Plants and Equipment

Manufacturing Facilities

We owned and operated 25 manufacturing facilities during 2002. The biscuit manufacturing facilities at Hatton in Scotland and at Aguilar in Spain were sold and the facility at Ede in the Netherlands was closed and the site subsequently sold in 2002. Our manufacturing network is characterized by large, well-invested facilities in the United Kingdom, which typically operate at relatively high utilization levels, and smaller, more specialized facilities in continental Western Europe and Tunisia. The following maps and accompanying text set forth the location and principal uses of 21 of our current manufacturing facilities, including capacity in thousands of tonnes. Our facility in Tunisia, North Africa, is not shown on the maps. It has a capacity of five thousand tonnes and produces dry dessert mixes.

United Kingdom

Note: Annual capacity in thousands of tonnes

* Proposal to close the site announced in February 2003.

Continental Western Europe

Note: Annual capacity in thousands of tonnes.

Environmental Matters

Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, such as the Environmental Protection Act 1990 and the Water Resources Act 1991. These laws and regulations impose increasingly stringent environmental protection standards on us and affect, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up. As a result, we may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. We are not aware of any existing environmental liabilities, claims, investigations or proceedings that could reasonably be expected to have a material adverse impact on our financial position. However, we cannot predict future environmental liabilities nor can we provide assurance that the amounts we have provided and budgeted for will be adequate.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                    Operating Results

Overview

Since the UB acquisition in April 2000, a new management team has joined us and has undertaken a comprehensive review of our operations. Historically, our operations were divided into three divisions: U.K. biscuits, international biscuits and U.K. snacks. The U.K. biscuits division manufactured and marketed biscuits and cakes for the U.K. and Irish markets. The international biscuits division manufactured and marketed biscuits and snacks in continental Europe and Asia and managed our export business. The U.K. snacks division manufactured and marketed savory snacks, nuts and crisps in the United Kingdom. Following our new management team’s review of our operations, we have restructured our business and combined our U.K. and international biscuits operations, with our U.K. snacks operations remaining separate. The operating and financial review contains segmental analyses.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 of Notes to the Financial Statements. Our critical accounting policies are those that have a meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for asset impairments, pensions and trade and consumer promotion activities.

In accordance with U.K. GAAP, the carrying values of goodwill and tangible fixed assets are reviewed where there are indications of impairment. Indications of impairment are a matter of judgment and may arise, for example, as a result of changing patterns of customer behavior or general economic and industry conditions. Where there are indications of impairment, the carrying value of goodwill and tangible fixed assets will be reviewed and where it is felt that asset values are impaired, the carrying value of assets will be written down to their recoverable amount. Under U.S. GAAP, the carrying value of capitalized goodwill is subject to an annual impairment review. The carrying value of tangible fixed assets is reviewed where there are indications of impairment.

The determination of our obligation and expense for pension costs is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are set out in Note 21 of Notes to the Financial Statements and include the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. GAAP and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions could materially affect our pension obligations and our future expense.

The amount and timing of recognition of trade and consumer promotion expense involves management judgment related to the estimated utilization of the promotional activity. The balance sheet liabilities associated with these activities is based on management judgment of the estimate necessary to meet claims made by customers in respect of discounts and rebates. Provision is made for any anticipated claim and released, to the extent unutilized, once the likelihood of such a claim being made has become remote.

Significant Factors Affecting Our Results of Operations

Our consolidated results of operations have been affected by a number of factors, including acquisitions and dispositions, restructuring programs, our business strategies, currency fluctuations and industry trends.

Acquisitions and Dispositions

We have historically pursued a strategy of both internal and external growth. Since the UB acquisition, our strategy has been to focus on key Western European markets and our core branded products. As a result of these strategies, we have made a number of acquisitions and dispositions which have affected our results of operations during the past three years. The following is a summary of the material acquisitions and dispositions undertaken since January 1, 2000:

•                  As part of the UB acquisition we entered into an agreement to sell some of our biscuit and snack operations in Europe and Asia to Danone. Danone paid a total purchase price of £282.9 million after adjustments. Danone acquired our TUC and Cheddars savory snack businesses in the United Kingdom, our biscuit businesses in Poland, Hungary, Denmark, Norway, Sweden and Finland and our snack food businesses in Germany and Italy. Danone also acquired our snack food operations in Malaysia and Singapore. The disposition of assets to Danone was completed with the sale of our operations in Finland on May 4, 2001.

•                  As part of the UB acquisition, we also acquired Nabisco’s operations in Iberia in July 2000 and agreed to acquire Nabisco’s biscuit and dry dessert mix operations in Saudi Arabia and Tunisia. The total transactional value was £156.8 million, including assumed debt and after adjustments. United Biscuits acquired operating control and economic ownership of Nabisco’s assets in Tunisia and Saudi Arabia in July 2000. The acquisition of the Tunisian business was completed on April 20, 2001.  Following further discussions between Nabisco and United Biscuits, Nabisco has confirmed, by agreement effective from February 18, 2003, that it does not intend to withdraw from the Saudi Arabian joint venture arrangement. In accordance with the July 2000 agreement, Nabisco has paid $4.8 million (approximately £3.1 million) to United Biscuits as an adjustment to the purchase price. The adjusted total transactional value, following this agreement, is £153.7 million. We also agreed to sell our operations in China, Hong Kong and Taiwan to Nabisco, with a transactional value of £73.8 million, including assumed debt and after adjustments. We completed the sale of our assets in Hong Kong and Taiwan on September 29, 2000. The sale of our assets in China was completed on March 25, 2002.

As a result of the acquisition of United Biscuits and the Iberian and Tunisian businesses, goodwill amortization of £40.7 million, £36.4 million and £21.9 million was charged to operating profit in the period ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively. For the 15-week period ended April 14, 2000, goodwill amortization of £0.8 million was charged to operating profit. This goodwill arose on acquisitions made by our predecessor, United Biscuits, prior to January 1, 2000.

Restructuring Programs

In 1996, we began a comprehensive program to review and restructure our biscuits operations in the United Kingdom in an effort to improve operating efficiency and achieve cost savings. The initial phase of the restructuring program involved the rationalization of our procurement and distribution facilities in the United Kingdom and the increased automation of our U.K. biscuit manufacturing facilities. As a result of this restructuring program, we reduced our U.K. biscuits workforce in the United Kingdom by approximately 14% between 1996 and 1999 (excluding reductions related to divestitures).

In 2000, we began the second phase of the restructuring program, combining our procurement, distribution and research and development operations across all our operations in order to apply our U.K. cost-reduction expertise in continental Western Europe. Since joining us in late 2000, our new management has expanded the second phase of our restructuring program and introduced a more comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity.

In 2001, we restructured our operations around our two key product categories, biscuits and snacks, and made a series of organizational changes to align our senior management teams with our overall category strategy. Each category is now managed as an integrated business supported by group-wide functions for procurement, human resources, finance, information systems and technical. We completed the restructuring of the Teesside and Consett snack factories in the United Kingdom by reducing the number of products manufactured at Teesside and integrating resources at the two sites. We also restructured the Zaandam biscuit factory in the Netherlands to specialize in fruit-filled products by outsourcing chocolate products and upgrading the facilities. We closed our offices in West Drayton and Staines and relocated to a single head office in Hayes, Middlesex, United Kingdom. During 2001, we incurred costs of £40.1 million on our restructuring programs.

During 2002, we closed our Ede biscuit factory in the Netherlands and subsequently sold the site. We also sold Aguilar, one of our three biscuit manufacturing facilities in Spain, transferred some of the production undertaken at that facility to our other Spanish biscuit facilities and entered into a manufacturing supply agreement. We also sold a small biscuit factory in Hatton, Scotland. By the end of 2002, we had implemented a substantial portion of the second phase of our restructuring program. During 2002, we incurred costs of £36.1 million on our restructuring programs.

In February 2003, following the detailed review of the U.K. supply chain, we announced our proposal to close the Ashby de la Zouch biscuit factory by the end of 2004. We are currently in consultation with our employees concerning this proposal.

Business Strategy

Our strategy revolves around delivering profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. During the first quarter of 2002, we completed our review of brand and market portfolio prioritization. We have prioritized our markets and identified brands which have strong current consumer image, financial scale, high margins and growth potential. We continue to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer branded products will continue to be managed to maximize their profit contribution. During 2002, this strategy has affected our results of operations, resulting in sales of the aforementioned prioritized brands growing by 7.0% and all branded sales growing by 3.9%, in each case compared to the results of operations for 2001.

Currency Fluctuation

Although a majority of our sales are generated in the United Kingdom, our operations are geographically diverse, and in 2002, we had sales in approximately 100 countries and 25 manufacturing facilities located in six countries, which had reduced to 22 by the end of 2002. As a result, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Currency Transaction Risk

Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. We also have long-term borrowings and related interest payment obligations in currencies other than the pound sterling.  We hedge against currency transaction risk by matching cash inflows in a particular currency with our costs and interest payments in the same currency. We enter into forward foreign currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. From time to time, we also purchase forward foreign currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations with respect to particular contractual commitments. As of December 28, 2002, we had the equivalent of £75.5 million of forward currency contracts, with an aggregate unrealized net loss of £1.3 million on those instruments at that date.

Currency Translation Risk

The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements.  In recent years, the appreciation of the pound sterling against other major European currencies, including the euro, has had a negative impact on our sales and operating profit as reported in pounds sterling. During 2002, the pound sterling depreciated against the euro and appreciated against the dollar. Translation of our operating results had an estimated net adverse impact on our sales and operating profit of approximately £16.0 million and £0.3 million, respectively, in 2000, approximately £5.0 million and £0.3 million, respectively, in 2001 and had a positive impact of approximately £7.9 million and £0.6 million, respectively, in 2002. We borrow in local currencies, as appropriate, to minimize the impact of currency translation risk from our overseas operations with respect to our balance sheet.

Industry Factors

Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the United Kingdom as well as in continental Europe. During the past three years, there were two significant mergers of large grocery retailers in the United Kingdom.  In addition, Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.’s largest grocery retailers.  In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in both France and Spain. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One Get One Free” in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns.

Seasonality and Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, totaling 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, totaling 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our next fiscal year, covering 2003, will consist of 53 weeks and will end on January 3, 2004.

As a result of the seasonality of our sales and our fiscal accounting conventions, the results of our operations for any given fiscal quarter will not necessarily indicate our results for the full year. For a description of the seasonality of our business, see Item 4.B. “Information on the Company — Seasonality.” The following table sets forth the sales per quarter and the average sales per four-week accounting period of our biscuit and snack categories in 2002 by fiscal quarter:

Continuing Operations

	52-week Period Ended December 28, 2002
Sales	First Quarter (Periods 1-4)	Second Quarter (Periods 5-7)	Third Quarter (Periods 8-10)	Fourth Quarter (Periods 11-13)
	(£ million)
Biscuits	251.3	222.3	246.1	249.9
Snacks	91.2	79.7	81.7	86.1
Total	342.5	302.0	327.8	336.0

Average per period	85.6	100.7	109.3	112.0

Results of Operations

The following table summarizes the results of our continuing operations for 2000, 2001 and 2002. Our continuing operations include our Iberian operation from July 11, 2000 and our Tunisian operation from April 20, 2001, the dates of their respective acquisitions, but exclude our Asian assets and the businesses disposed of in the Danone Transaction. The financial data presented below have been derived from and should be read in conjunction with our consolidated financial statements included elsewhere in this annual report.

	2002		2001		2000
Continuing Operations	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)

Sales	1,308.3	100.0	1,262.8	100.0	1,163.0	100.0
Cost of sales	(709.8)	(54.3)	(702.8)	(55.7)	(682.8)	(58.7)
Gross profit	598.5	45.7	560.0	44.3	480.2	41.3
Distribution, selling and marketing expenses	(385.8)	(29.5)	(365.8)	(29.0)	(309.1)	(26.6)
Administrative expenses	(84.6)	(6.5)	(81.6)	(6.4)	(88.9)	(7.6)
Other income	6.1	0.5	1.0	0.1	10.9	0.9
Group operating profit before goodwill amortization and operating exceptional items	134.2	10.3	113.6	9.0	93.1	8.0

Adjusted EBITDA(1)	188.4	14.4	166.6	13.2	139.6	12.0

(1)                                  EBITDA represents earnings before interest, tax, depreciation and amortization. Adjusted EBITDA represents EBITDA from continuing operations, excluding share of profit of joint ventures and exceptional items. While EBITDA should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.

In 2001, we divided our continuing operations into the following six segments, reflecting our operational management structure:

•                  the U.K. Biscuits segment covers the manufacture and marketing of biscuits and cakes in the United Kingdom and the marketing of biscuits and cakes in the Republic of Ireland;

•                  the Northern Europe segment covers the manufacture and marketing of biscuits in France, Belgium and the Netherlands;

•                  the Southern Europe segment covers the manufacture and marketing of biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia;

•                  the U.K. Snacks segment covers the manufacture and marketing of savory snacks, nuts and crisps in the United Kingdom;

•                  the General Export segment covers exports of branded products to approximately 100 countries around the world through third-party distributors and includes our operations in Tunisia; and

•                  the Other business segment covers the Benelux snacks business, which manufactures crisps and savory snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg.

We have restated our sales and operating profit before goodwill amortization and exceptional items for 2000 for our continuing operations on this new basis and these are shown together with the corresponding analysis for 2001 and 2002 in the tables below.

	2002		2001 Restated (1)		2000 Restated (1)
Sales	(£ million)	(% total)	(£ million)	(% total)	(£ million)	(% total)

Biscuits–U.K.	510.7	39.0	498.6	39.5	488.5	42.0
Biscuits–Northern Europe	195.6	15.0	185.6	14.7	181.0	15.6
Biscuits–Southern Europe	183.6	14.0	156.8	12.4	81.4	7.0
U.K. Snacks	309.6	23.7	309.0	24.4	299.4	25.7
General Export	79.7	6.1	82.9	6.6	80.6	6.9
Other	29.1	2.2	29.9	2.4	32.1	2.8
Total continuing operations	1,308.3	100.0	1,262.8	100.0	1,163.0	100.0

Operating Profit Before Goodwill Amortization and Exceptional Items	(£ million)	(% margin)	(£ million)	(% margin)	(£ million)	(% margin)

Biscuits–U.K.	72.0	14.1	71.3	14.3	65.2	13.3
Biscuits–Northern Europe	5.7	2.9	(6.6)	(3.6)	(7.9)	(4.4)
Biscuits–Southern Europe	18.0	9.8	11.7	7.5	5.6	6.9
U.K. Snacks	35.2	11.4	38.2	12.4	35.1	11.7
General Export	17.6	22.2	12.2	14.7	5.3	6.6
Other	(2.8)	(9.6)	(1.3)	(4.3)	1.1	3.4
Central	(11.5)	—	(11.9)	—	(11.3)	—
Total continuing operations	134.2	10.3	113.6	9.0	93.1	8.0

(1)                                  The amounts for 2001 and 2000 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

Our sales from continuing operations by geographic destination for 2000, 2001 and 2002 were as follows:

	2002		2001		2000
Sales by Geographic Destination	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)

U.K. and Ireland	812.0	62.1	807.7	64.0	777.8	66.9
Continental Europe	434.9	33.2	392.5	31.1	322.6	27.7
Other	61.4	4.7	62.6	4.9	62.6	5.4
Total	1,308.3	100.0	1,262.8	100.0	1,163.0	100.0

Sales

Our sales reflect sales to third parties after trade discounts and excluding sales-related taxes. We derive our sales from selling biscuits and snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. Following the acquisition of our Iberian business from Nabisco in July 2000, we also derive revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia. Our principal geographic market is the United Kingdom and Ireland, which accounted for approximately 63% of the sales of our continuing operations between 2000 and 2002. Sales of company-branded products represented approximately 86% of our 2002 sales, with the remainder representing retailer-branded products.

Cost of Sales

Our cost of sales includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. Our labor costs include salaries, hourly wages and other direct costs of employment. We have reduced labor costs over the last few years through productivity improvements and other restructuring efforts. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

Distribution, Selling and Marketing Expenses

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions. Our distribution, selling and marketing expenses also include costs associated with new product development.

Administrative Expenses

Our administrative expenses consist primarily of costs associated with our finance, human resource, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

Fiscal 2002 (Year ended December 28, 2002) compared to Fiscal 2001 (Year ended December 29, 2001).

Continuing Operations

The following discussion relates to our continuing operations, which excludes our joint venture operation discontinued in March 2001, and includes the North African business (“UB Tunisia”) acquired from Nabisco from April 20, 2001. No adjustment has been made for the year to date results of UB Tunisia, the results of which are included in the first quarter of 2002 but not in the first quarter results for 2001, as there is no significant effect, for comparability purposes, on the underlying business performance.

Turnover

	2002	2001	%
	(£ million)
Turnover from continuing operations	1,308.3	1,262.8	3.6%

Turnover from continuing operations for 2002 increased from £1,262.8 million in 2001 to £1,308.3 million in 2002, an increase of £45.5 million, or 3.6% after taking account of currency translation gains of £7.9 million. Our strategy in relation to our brands is to drive growth in priority brands by providing increased focus and investment and to manage non-strategic brands and retailer brands to maximize profitability. We have made significant progress in achieving this strategy with total branded sales growth of 3.9% across our Group and more specifically, branded sales growth of 4.0% in U.K. Biscuits, 6.0% in Northern Europe, 13.8% in Southern Europe and 1.1% in U.K. Snacks. In addition, sales of our less profitable, non-branded products have declined in 2002 by 2.3%. This is predominantly due to the cancellation of the contract to supply products to Danone. The majority of these contract sales have now ceased; however, there are some products which will continue to be supplied in 2003.

Cost of Sales

	2002	2001	%
	(£ million)
Cost of sales from continuing operations	709.8	702.8	1.0%

Cost of sales from continuing operations increased from £702.8 million in 2001 to £709.8 million in 2002, an increase of £7.0 million, or 1.0%. This compares to a sales increase of £45.5 million or 3.6% for the year. As a consequence, there has been an improvement in gross profit margin predominantly driven by the company’s cost reduction strategy. This strategy includes the implementation of manufacturing efficiency projects and the securing of procurement savings through our “e Sourcing initiative,” which allows suppliers to tender for contracts on-line. We are also continuing to implement changes in ways of working across our U.K. and Northern European supply chain. The improvement in margin is also partly attributable to the company’s overall sales mix which has benefited from more higher-margin branded product sales and less lower-margin retailer brand and non-strategic products.

Gross Profit

	2002	2001	%
	(£ million)
Gross profit from continuing operations	598.5	560.0	+6.9%

Gross profit increased from £560.0 million in 2001 to £598.5 million in 2002, an increase of £38.5 million, or 6.9%. This equates to a gross profit margin of 45.7% in 2002 compared to 44.3% in 2001. This improvement in margin is attributable to an improved product mix and product cost-reduction initiatives, as described under “Cost of Sales,” and recovery of cost inflation through price increases.

Distribution, Selling and Marketing Expenses

	2002	2001	%
	(£ million)
Distribution, selling & marketing costs from continuing operations	385.8	365.8	+5.5%

Distribution, selling and marketing expenses increased from £365.8 million in 2001 to £385.8 million in 2002, an increase of £20.0 million, or 5.5%. The year-on-year increase is the result of an increase in marketing expenditure which has risen by 15.9% between 2001 and 2002. We have increased expenditure on new product launches and re-launches and incurred additional advertising and marketing expenditure to support our priority brands. The other categories of distribution, selling and marketing expenditure have reduced by 8.6% between 2001 and 2002. This is consistent with our strategy of implementing cost reduction initiatives to provide funds to reinvest in priority brand growth.

Administration Expenses

	2002	2001	%
	(£ million)
Administration expenses from continuing operations(1)	84.5	81.6	+3.6%

(1)  Excluding operating exceptional items of £35.4 million (2001: £42.3 million) which are discussed separately.

Our administrative expenses increased from £81.6 million for 2001 to £84.5 million in 2002, an increase of £2.9 million, or 3.6%. This increase in administrative expense is the result of inflationary increases and, in particular, a substantial increase in insurance premiums driven by the external market. This has been offset by cost-reduction initiatives across the Group, in particular the removal of layers of management through organizational alignment.

The majority of administrative costs are directly related to the operations of our business units and consequently charged to, and reflected in, the segmental operating results. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs, including executive costs, and costs of our legal, company secretarial, pension administration, tax and treasury functions. These costs have decreased from £11.9 million in 2001, to £11.5 million in 2002.

Other Income. Our other income consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions and any other income that arises from time to time that it is appropriate to include in other income. Other income for 2002 amounted to £6.1 million compared to £1.0 million for 2001. The higher income in 2002 was primarily the result of hedging our foreign currency transactions which, due to fluctuations in the exchange rates during that period, particularly in connection with our U.S. dollar transactions, resulted in gains. Some of the gains offset losses arising in our Export business.

Operating Profit Before Exceptional Items and Goodwill Amortization. Operating profit before exceptional items and goodwill amortization increased from £113.8 million in 2001 to £134.2 million in 2002, an increase of £20.4 million, or 17.9%. The growth is a result of sales growth, improved margins due to the shift of sales to higher-margin products and cost-reduction programs.

Goodwill Amortization. Goodwill amortization was £40.7 million for 2002 compared to £36.4 million for 2001. The goodwill amortization for 2002 and 2001 consists of the amortization of the goodwill arising on the UB acquisition completed in April 2000 and the acquisitions of UB Iberia and UB Tunisia completed in July 2000 and April 2001, respectively. In addition, in 2002, there has been an additional goodwill amortization charge of £4.0 million to reflect the impairment of the goodwill attributed to the Benelux Snacks business in April 2000.

Interest. Interest for 2002 was £142.8 million arising mainly on the debt incurred in connection with the UB acquisition. Interest for 2001 amounted to £154.9 million. The decrease reflects the full-year effect of the reduced interest cost of the Notes, issued in April 2001, compared to the original bridging finance that they replaced, and the effect of repayments made under the senior facilities agreement.

Taxation. We had a tax credit of £14.1 million for 2002 compared to a tax credit of £28.2 million for 2001. The movement in the year on year tax credit of £14.1 million is due to a reduction of £11.4 million in the deferred tax credit arising under FRS 19, an increase in the current year current tax charge of £0.2 million, a reduction in the prior year current tax credit of £2.6 million and a decrease in the joint venture tax charge of £0.1 million.

Segmental Performance

U.K. Biscuits. Sales increased from £498.6 million in 2001 to £510.7 million in 2002, an increase of £12.1 million, or 2.4%. This improvement in performance reflects our strategy of increasing sales of priority brands. Branded sales grew 4.0%, primarily due to sales of McVitie’s core brands, which increased by 12.4%. The launch of McV Munchbites in the first quarter, the re-launch of the McVitie’s range in the second quarter, and the launch of McV Cookies  in the third quarter of the year have contributed to our sales growth. In addition, McVitie’s cake sales increased by 12% in 2002 due to the success of new ranges and new product development launches particularly during the second quarter. Sales of non-branded product declined by 3% due to an 18% decrease in contract manufacturer sales to Danone. Danone has given notice to terminate the manufacturing contract entered into at the time a number of our overseas businesses were acquired by Danone. The contract was substantially terminated by the end of 2002, although some products continue to be supplied in 2003. Price increases were successfully implemented across the range of brands in the first quarter of 2002.

During the third quarter of 2001, the company announced its intention to close its manufacturing facility in Hatton, Scotland and in the third quarter of 2002, the facility was sold.

In February 2003, following a detailed review of U.K. biscuit manufacturing facilities, we announced a proposal to close the Ashby de la Zouch biscuit factory by the end of 2004. We are currently in consultation with our employees concerning this proposal.

Operating profit before goodwill and exceptional items rose from £71.3 million in 2001 to £72.0 million in 2002, an increase of £0.7 million, or 1.0%. This increase is due to increased turnover and gross profit and overhead savings, offset by increases in marketing expenditure. The average gross margin of U.K. biscuits sales rose from 57.9% in 2001 to 58.5% in 2002. The improvement in margin was achieved through our continuing strategy of obtaining manufacturing and purchasing cost savings and the impact of an improving mix of brands as we achieve growth in our branded portfolio. Marketing and promotional expenditure increased by 21% compared to 2001 due to an increase in promotional activity and an increase in support for the aforementioned new product launches and the relaunch of the McV brand.

Northern Europe Biscuits. Sales increased from £185.6 million in 2001 to £195.6 million in 2002, an increase of £10.0 million or 5.4% after taking account of currency translation gains of £4.0 million. This was the result of our strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands. Across Northern Europe, branded sales rose by 6.0% compared to 2001, driven predominantly by BN and Sultana sales. BN sales increased by 10% across Northern Europe, compared to 2001, due to the successful launches of BN Max, BN Mini Max and BN Petit Dejeuner. Sultana sales have risen by 25% compared to 2001, driven by the launch of Sultana Start and Sultana Fruit and Cereals. Our strategy of focusing on higher-margin products and ongoing manufacturing cost savings resulted in an increase in margin from 62.5% in 2001 to 65.8% in 2002. Overhead cost saving initiatives have allowed us to increase our marketing expenditure by 12% compared to 2001.

As a result of improved margins and strict cost control, operating profit before goodwill and exceptional items was £5.7 million in 2002. This compares to an operating loss before goodwill and exceptional items of £6.6 million in 2001.

Substantial improvement in profitability of the Northern Europe business is a key component of our business strategy. In 2001, we undertook a review of overheads across Northern Europe. As a result of the review, 110 people have left the business. In addition, we have reviewed our supply chain processes across Northern Europe and as a result, significant organizational changes are being implemented which will drive improvements in manufacturing efficiency. As part of this process we concluded a CATS (Cessation Activités Travailleurs Salaries) Agreement with our French employees during the year. CATS is a government-sponsored scheme whereby employees over 55 years of age are offered early retirement and the cost of the scheme is shared between the French government and the employer. The agreement is valid for five years and will conclude in 2006. The closure of our Ede biscuit factory in the Netherlands was completed in January 2002.

Southern Europe Biscuits. Sales increased from £156.8 million in 2001 to £183.6 million in 2002, an increase of £26.8 million, or 17.1% after taking account of currency gains of £4.1 million. The underlying increase in turnover was driven by branded sales which increased by 14% compared to 2001. Sales have increased across the portfolio of brands with Filipinos, Chiquilin and Fontaneda benefiting from successful advertising campaigns and the launch of Chiquilin Energy and Fontaneda Diver and as a result, marketing expenditure has increased by 18.1% compared to 2001.

Operating profit before goodwill and exceptional items has increased from £11.7 million in 2001 to £18.0 million in 2002. The significant increase in sales volume, a small increase in gross margin and the strict control of overheads during the year have offset the increase in marketing spend.

In December 2002, we sold the Aguilar biscuit facility in Spain to Groupo Siro, and transferred some of the production undertaken at that facility to our other Spanish biscuit facilities. As part of the disposal agreement a manufacturing supply agreement has been entered into with Groupo Siro whereby the group will purchase finished product over a three-year period.

U.K. Snacks. Sales increased from £309.0 million in 2001 to £309.6 million in 2002. During the first quarter of 2002, sales across the range decreased by 6.4% compared to the first quarter of 2001. This was driven by an especially high level of promotional activity undertaken by our competitors. In the remaining three quarters of 2002, we have recovered the sales lost in the first quarter and as a result our full-year sales of priority brands and branded products have increased by 5.5% and 1.1%, respectively. Our program of new product development, media expenditure and promotional activities has continued to be delivered. Among our branded portfolio, Mini Cheddars introduced new flavor variants, driving sales up 15.4% while McCoys delivered an 11.4% sales increase compared to 2001. This was achieved by the introduction of a new sharing format with dip and a significant increase in marketing expenditure. The Hula Hoop range was extended with the launch of Hula Hoop Shoks and additional flavor variants on existing product lines. The performance of the Skips range was aided by the launch of Skips Buzz Boltz and Skips Tickle Pickle. The increase in our priority brand sales was offset by a decrease in the sales of lower-margin retailer and non-strategic brands. The U.K. savory snacks market remains highly competitive with Walkers (Pepsico) leading the market and as part of our strategy, we have invested heavily in the priority brands to drive growth while at the same time pursuing a long-term brand-building strategy. The U.K. nuts market is also extremely competitive; however, we remain the clear market leader.

Operating profit before goodwill and exceptional items has decreased from £38.2 million in 2001 to £35.2 million in 2002, driven by the increased marketing expenditure. Total marketing and promotional expenditure increased by 15% compared to 2001, with the aforementioned new product development launches accounting for a significant portion of the increase. This has been partially offset by savings in overheads resulting from cost-reduction initiatives.

General Export. Our strategy for the export segment is to manage the existing portfolio of revenues to improve the overall profitability of the export business by prioritizing investment and reducing activity in non-profitable areas. Sales have decreased from £82.9 million to £79.7 million due to the impact of foreign exchange transaction losses and the implementation of our strategy to exit from non-profitable business. The foreign exchange transaction losses are mitigated by hedging gains included in Other Income.

Operating profit before goodwill and exceptional items increased from £12.2 million to £17.6 million. This is attributable to an increase in gross margin from 49.4% in 2001 to 50.4% in 2002, and the implementation of cost-reduction programs which have resulted in the closure of a number of regional offices and a reduction in the number of head office staff.

Other. Benelux Snacks sales decreased from £29.9 million to £29.1 million and the operating loss before goodwill and exceptional items increased from £1.3 million in 2001 to £2.8 million in 2002. The snacks markets have been particularly competitive in the Netherlands and Belgium during 2002; and this has resulted in a decline in our branded sales. The decrease in branded sales has been compensated for by an increase in retailer-brand sales. This change in the Benelux sales portfolio has driven an adverse mix and hence an increase in the operating loss before goodwill and exceptional items. A new management team have now been put in place to undertake appropriate action to reverse the decline in branded sales.

Fiscal 2001 (Year ended December 29, 2001) compared to Fiscal 2000 (Year ended December 30, 2000)

Continuing Operations

For the purposes of comparison we have adjusted the 2001 results to exclude the results of UB Tunisia, which was acquired in April 2001, and the first six months of UB Iberia, which was acquired in July 2000.

Turnover

	2001	2000	%
	(£ million)
Turnover from continuing operations	1,262.8	1,163.0	+8.6%
Less: UB Tunisia	(6.7)
Less: UB Iberia	(71.7)
Adjusted Turnover	1,184.4	1,163.0	+1.8%

Turnover from continuing operations for 2001 increased from £1,163.0 million in 2000 to £1,262.8 million in 2001, an increase of £99.8 million, or 8.6%. After deducting the increase attributable to the year-to-date results of UB Tunisia and the first-half 2001 results of UB Iberia, the underlying sales increased by £21.4 million, or 1.8%, after taking account of currency translation losses of £5.0 million. The key elements of our strategy in relation to our brands are to drive growth in priority brands by providing increased focus and investment in core brands while managing non-strategic brands to maximize profitability. Retailer brands are also being managed to drive profitability and, as a result, several low-margin products have been withdrawn. We have made significant progress in achieving this strategy with total branded sales growth of 3.7% across our Group and more specifically, branded sales growth of 6.5% in U.K. Biscuits, 2.9% in Northern Europe, 5.5% in Southern Europe and 7.0% in U.K. Snacks. In addition, sales of our less-profitable, retailer-brand products have declined in 2001 by 10.4%, in line with our strategy to manage the retailer-brand portfolio to maximize profit.

Cost of Sales

	2001	2000	%
	(£ million)
Cost of sales from continuing operations	702.8	682.8	+2.9%
Less: UB Tunisia	(3.0)
Less: UB Iberia	(36.9)
Adjusted Cost of Sales	662.9	682.8	-2.9%

Cost of sales from continuing operations increased from £682.8 million in 2000 to £702.8 million in 2001, an increase of £20.0 million, or 2.9%. After deducting the increase attributable to the year-to-date results of UB Tunisia and the first-half 2001 results of UB Iberia, underlying cost of sales has decreased by £19.9 million or 2.9% while we have achieved an increase of 1.8% in our underlying sales for the same period. This improvement in margin is partly attributable to the company’s overall sales mix, which has been driven towards higher-margin branded products and away from lower-margin retailer brand and non-strategic products. In addition, the cost-reduction strategy relating to manufacturing efficiencies and procurement also resulted in significant savings. During the third quarter of 2001, we began the implementation of our “e Sourcing initiative”. We use internet-based software that allows our suppliers to tender a bid for our business on-line. This has resulted in successful cost savings across a number of input categories, including corrugated packaging, fats and oils, dairy, and office supplies.

Gross Profit

	2001	2000	%
	(£ million)
Gross profit from continuing operations	560.0	480.2	+16.6%
Less: UB Tunisia	(3.7)
Less: UB Iberia	(34.8)
Adjusted Gross Profit	521.5	480.2	+8.6%

Gross profit increased from £480.2 million in 2000 to £560.0 million in 2001, an increase of £79.8 million, or 16.6%. This equates to a gross profit margin of 44.3% in 2001 compared to 41.3% in 2000. After deducting the increase attributable to the year-to-date results of UB Tunisia and the first-half 2001 results of UB Iberia, the underlying gross profit has increased by £41.3 million, or 8.6%, and the underlying gross profit margin has increased from 41.3% to 44.0%. This improvement in margin is attributable to an improved product mix, recovery of cost inflation through price increases and product cost-reduction initiatives.

Distribution, Selling and Marketing Expenses

	2001	2000	%
	(£ million)
Distribution, selling & marketing costs from continuing operations	365.8	309.1	+18.3%
Less: UB Tunisia	(1.6)
Less: UB Iberia	(27.8)
Adjusted Distribution, Selling & Marketing Expenses	336.4	309.1	+8.8%

Distribution, selling and marketing expenses increased from £309.1 million in 2000 to £365.8 million in 2001, an increase of £56.7 million, or 18.3%. After deducting the increase attributable to the year-to-date results of UB Tunisia and the first-half 2001 results of UB Iberia, underlying costs increased by £27.3 million, or 8.8%. The key reason for this cost increase was our investment in marketing, targeted at our priority brands within U.K. Biscuits, Northern Europe, Southern Europe and U.K. Snacks.

Administration Expenses

	2001	2000	%
	(£ million)
Administration expenses from continuing operations(1)	81.6	88.9	-8.2%
Less: UB Tunisia	(0.3)
Less: UB Iberia	(3.4)
Adjusted Administration Expenses	77.9	88.9	-12.4%

(1) Excluding operational exceptional items of £42.3 million (2000: £26.8 million) which are separately discussed.

Our administrative expenses decreased from £88.9 million for 2000 to £81.6 million in 2001, a decrease of £7.3 million, or 8.2%. After deducting the increase attributable to the year-to-date results of UB Tunisia and the first-half 2001 results of UB Iberia, our underlying administrative costs decreased by £11.0 million, or 12.4%. The key reason for this cost reduction has been the overall re-alignment of our overhead structure to reflect our new category structure. Steps have already been taken to remove layers of management as the organization is re-aligned to reflect a category-based operating structure that is supported by Group-wide support services. In addition, the U.K. Southeast head offices were consolidated in 2001.

The majority of administrative costs are directly related to the operations of our business units and consequently charged to, and reflected in, the segmental operating results. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs, including executive costs, and costs of our legal, company secretarial, pension administration, tax and treasury functions. These costs have decreased from £13.1 million in 2000, to £10.7 million in 2001. The decrease in overheads has been driven by an overall simplification of overhead structures to reflect the new category organization, a reduction in the number of senior managers and the  consolidation of the U.K. Southeast head offices.

Other Income. Our other income consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions and any other income that arises from time to time that is appropriate to include in other income. Other income for 2001 amounted to £1.0 million compared to £10.9 million for 2000. Higher income in 2000 was primarily the result of hedging our foreign currency transactions which, due to fluctuations in the exchange rates during that period, resulted in gains.

Operating Profit Before Exceptional Items and Goodwill Amortization. Operating profit before exceptional items and goodwill amortization increased from £93.1 million in 2000 to £113.6 million in 2001, an increase of £20.5 million, or 22.0%. Of this increase, £3.9 million relates to first-half 2001 results for UB Iberia and £2.0 million relates to post-acquisition results for UB Tunisia. The remaining £14.6 million of growth is a result of sales growth, improved margins due to the shift of sales to higher-margin products and cost-reduction programs, and an overall reduction in administrative costs.

Goodwill Amortization. The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19. Restated goodwill amortization was £36.4 million for 2001 (£35.9 million prior to restatement) and £22.7 million for 2000 (£22.4 million prior to restatement). The goodwill amortization for 2001 consists of the amortization of the goodwill arising on the UB acquisition completed in April 2000 and the acquisitions of UB Iberia and UB Tunisia completed in July 2000 and April 2001, respectively. The goodwill amortization for 2000 reflects the amortization of goodwill by our predecessor, United Biscuits (Holdings) Limited for the fifteen weeks ended April 14, 2000 and amortization arising from the UB acquisition in April 2000 for the 37-week period ended December 30, 2000.

Interest. Interest for 2001 was £154.9 million, arising mainly on the debt incurred in connection with the UB acquisition. Interest for 2000 was £107.1 million. This increase reflects the full-year charge in respect of the debt incurred in connection with the UB acquisition in April 2000.

Taxation. The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19. We had a tax credit of £28.2 million for 2001 (£0.6 million prior to restatement) compared to a tax charge of £48.4 million for 2000 (£3.1 million prior to restatement). The movement in the year-on-year tax charge of £76.6 million is due to a reduction in the deferred tax charge arising under FRS 19 of £72.4 million, a reduction in the current-year tax charge of £5.7 million, a reduction in the prior-year tax credit of £1.8 million, and a decrease in the joint venture tax charge of £0.3 million. The decrease in the current-year current tax charge is due to the interest expenses being fully available for offset against the 2001 U.K. taxable income, and relief being available in the Netherlands in respect of a factory closure and related redundancy costs.

Segmental Performance

U.K. Biscuits. Sales increased from £488.6 million in 2000 to £498.6 million in 2001, an increase of £10.0 million, or 2.0%. This increase in our performance was a result of our strategy of building our priority brands. Branded sales grew 6.5%, primarily due to increases in sales of McVitie’s core brands and Penguin. The range of core brands benefited from the relaunch of the Mini’s range and successful in-store promotional programs, while Penguin gained sales as a result of the launch of the new Flipper Dipper product and increased media and promotional spending. In addition, the go ahead! range continues to perform strongly following a re-launch of the range during February 2001. In April 2001, price increases were successfully implemented across the range of brands.

Sales of retailer brand products declined by 8.7% in line with our strategy to manage our non-strategic portfolio for profit maximization, and following the general market trend in this category.

Operating profit before goodwill and exceptional items rose from £65.2 million in 2000 to £71.3 million in 2001, an increase of £6.1 million, or 9.4%. The average gross margin of U.K. biscuits sales rose from 53.9% in 2000 to 56.4% in 2001. This improvement in margin was primarily due to our ongoing strategy of manufacturing and purchasing cost savings plus the impact of an improving mix of brands as we strive towards growth in our branded portfolio. Marketing investment increased compared to 2000 due to the additional support provided to priority brands. This increase was funded by significant cuts in sales overheads, marketing overheads and administration expenses.

Northern Europe Biscuits. Sales increased from £181.0 million in 2000 to £185.6 million in 2001, an increase of £4.6 million, or 2.5% after taking account of currency translation losses of £2.4 million. This was driven by the strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands and deliberately exiting from less-profitable product lines. Across Northern Europe, branded sales rose 2.9% compared to 2000, driven by the launch of BN Max and Sultana Start. Delacre also regained leadership of the assortment category and launched a new mini-assortment, Delacre Temptation. Our strategy of focussing on higher-margin products and ongoing manufacturing and cost savings resulted in an increase in margin from 60.0% in 2000 to 61.9% in 2001. Further cost savings from tight control of overhead spending enabled us to increase our marketing spending by 13.3% compared to 2000. As a result of improved margins and tight cost control, operating loss before goodwill and exceptional items decreased by £1.3 million to £6.6 million in 2001 compared to a loss of £7.9 million in 2000.

As part of our strategy to cut costs, the closure of our Ede biscuit factory in the Netherlands was completed in January 2002.

Southern Europe Biscuits. We completed the acquisition of the Iberian business on July 11, 2000. Turnover increased by £75.4 million, from £81.4 million in 2000 to £156.8 million in 2001, after taking account of currency translation losses of £2.6 million.  Of this increase, £71.7 million is attributable to the first-half 2001 results of the Iberian acquisition; therefore, on an underlying basis, turnover has increased by £3.7 million. The underlying increase in turnover was driven by branded sales, which increased by 5.5% over 2001. Oreo, Chiquilin and Chips Ahoy! benefited from the support of successful advertising campaigns, in-store promotions and the launch of Oreos Ositos. As a result of the increased advertising, marketing spending has increased by 6% compared to 2000. Operating profit before goodwill and exceptional items has increased by £6.1 million to £11.7 million compared to 2000. Of this increase, £3.9 million relates to the acquisition of UB Iberia. The remaining £1.6 million reflects the increase in priority brand sales, offset by the increased marketing expenditure.

U.K. Snacks. Sales increased from £299.4 million in 2000 to £309.0 million in 2001, an increase of £9.6 million, or 3.2%. Sales of priority brands increased 12.7% compared to 2000, being primarily due to increases in sales of Hula Hoops, Mini Cheddars and McCoys. All three brands benefited from the launch of new products. The Hula Hoops range was extended with the launch of Hula Hoops XL and Hula Hoops Minis, while the Mini Cheddars and McCoys ranges were extended with the addition of new flavor variants. This increase was partially offset by a decrease in the sales of lower-margin retailer and non-strategic brands, which is in line with our overall business strategy. This strategy, in conjunction with ongoing manufacturing and cost savings has resulted in an increase in margin from 59.4% in 2000 to 60.0% in 2001. The U.K. savory snacks and crisps sector is very competitive, with Walkers (Pepsico) leading the market. As part of our overall strategy, we have invested heavily in our core brands in order to drive growth, while at the same time pursuing a long-term brand-building strategy. Total marketing investment increased by 27% compared to 2000, with the aforementioned new product development launches accounting for a significant portion of the increase. This increased support has been facilitated by a reduction in overheads. Operating profit before goodwill and exceptional items increased from £35.1 million in 2000 to £38.2 million in 2001, an increase of £3.1 million, or 8.8%

General Export. Our strategy for the export segment is to manage the existing portfolio of revenues to improve the overall profitability of the export business by prioritizing investment and reducing activity in non-profitable areas. Turnover increased by £2.3 million, from £80.6 million in 2000 to £82.9 million in 2001; however, £6.7 million of the 2001 turnover relates to the turnover of the newly acquired UB Tunisia business and therefore underlying sales have decreased by £4.4 million. The overall profitability of the segment has been increased through cost-reduction programs which have resulted in the closure of a number of regional offices and a reduction in the number of head office staff. Consequently, operating profit before goodwill and exceptional items has increased by £6.9 million, of which £2.0 million relates to the acquisition of UB Tunisia.

Other. The performance of our Benelux Snacks division during 2001 was down compared to 2000 due to disruptions arising out of negotiations to dispose of the business in 2000. We ultimately decided not to dispose of this business and, as part of our strategy to focus on core brands, the Benelux Snacks division is now managed under the Other business segment. Sales decreased from £32.1 million in 2000 to £29.9 million in 2001 and there was an operating loss before goodwill and exceptional items of £1.3 million in 2001, compared to a profit of £1.1 million in 2000.

Exceptional Items (continuing and discontinued operations)

In respect of 2002, we recorded a total of £12.0 million as exceptional items, £35.4 million of which was recorded as an expense against operating profit and £23.4 million as a net non-operating credit.

Exceptional items charged against operating profit included £11.9 million in restructuring charges relating to overhead reduction programs across the whole business, £9.8 million in restructuring charges in connection with manufacturing efficiency and overhead reduction programs in the United Kingdom and Northern Europe, £3.6 million in connection with a provision, relating to anticipated costs in connection with surplus leasehold properties, required under U.K. GAAP, £8.0 million in connection with fixed-asset impairments and £2.1 million relating to factory closures.

Non-operating exceptional items consisted of £25.1 million received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits to Inflo Holdings Corporation in 1996; £12.3 million received in relation to a claim for refund of withholding tax paid in connection with the reorganization of the U.S. business of United Biscuits in 1992, of which £7.2 million was a refund of withholding tax and £5.1 million was interest attributable thereto; £1.2 million profit on disposal of fixed assets; £0.8 million loss on disposal of the Hatton manufacturing facility in Scotland and £14.4 million loss on the disposal of the Aguilar biscuit manufacturing facility in Spain.

For 2001, we recorded a total of £51.2 million as exceptional items, £42.3 million of which were recorded against operating profit and £8.9 million as non-operating items. The exceptional items charged against operating profit included £2.2 million paid to settle a contract termination claim with a Canadian distributor, £19.4 million in restructuring charges relating to the consolidation of our U.K. southeast head offices, £2.5 million in restructuring charges relating to our southern European overhead reduction program, £1.5 million related to the closure of two distribution depots, £16.2 million in connection with manufacturing efficiency programs and £0.5 million in restructuring charges relating to a branch office closure. The non-operating exceptional items were a £8.9 million loss on disposal of fixed assets.

For the period from March 10, 2000 to December 30, 2000, we recorded a total of £19.1 million as exceptional items, £18.5 million of which were recorded against operating profit and £0.6 million as non-operating items. The exceptional items charged against operating profit included £2.0 million relating to the integration of the Iberian operations with our existing operations, £14.8 million principally relating to severance costs associated with central overhead reductions and facility reorganizations and £1.7 million relating to our share of exceptional items of Young’s Bluecrest, which we disposed of in March 2001. Non-operating exceptional items primarily represented losses on disposal of fixed assets.

For the 15-week period ended April 14, 2000, we recorded a total of £19.2 million as exceptional items, £10.0 million of which were recorded against operating profit and £9.2 million of which were recorded as non-operating items. The exceptional items charged against operating profit included £5.7 million relating to non-cash write-downs of fixed assets and £4.3 million principally relating to restructuring costs associated with central overhead reductions. Non-operating exceptional items included £8.6 million relating to costs associated with the UB acquisition, £1.0 million relating to losses on disposal of businesses and £0.4 million relating to a gain on disposal of fixed-asset investments.

B.                                    Liquidity and Capital Resources

Overview

During the past three years, our principal sources of funds were cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash before the UB acquisition were for capital expenditures, acquisitions, working capital, debt service, taxes and dividends. In the future, we expect that our principal uses of cash will be to fund capital expenditures, the non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and to fund our debt service and repayment obligations on the debt we incurred in connection with the UB acquisition and the Notes offering.

Historical Cash Flows

Cash Flow from Operating Activities

We had a net cash inflow of £105.1 million from operating activities during 2002. This net inflow consisted of £188.3 million generated from operations, £31.0 million expended on rationalization and other exceptional items and an increase in working capital of £52.2 million. The increase in working capital includes £38.2 million included in accruals and deferred income which related to an advance received from Nabisco in anticipation of its acquisition of the Group’s operations in China. The disposal was completed in the first quarter of 2002 and the advance was reclassified as sale proceeds. The compensating inflow, in the first quarter of 2002, is reflected in cash flow from acquisitions and disposals for 2002. The underlying increase in working capital is therefore £14.0 million. This increase is due to lower creditors as a result of the timing of payments to our suppliers in December and higher debtors due to higher sales.

We had a net cash inflow of £66.9 million from operating activities during 2001. This net inflow consisted of £166.5 million generated from operations, £31.5 million expended on rationalization and other exceptional items and an increase in working capital of £68.1 million. The increase in working capital includes £51.8 million included in accruals and deferred income which related to loans received from Danone and Nabisco in anticipation of their acquisitions of the Group’s operations in Finland, Poland and China. A total of £50.6 million of this relates to the loan repayment on completion of the sale of the Group’s operations in Finland and Poland, and £1.2 million reflects a partial loan repayment in connection with an adjustment to the sale price of the Group’s Chinese operations. The underlying increase in working capital is therefore £16.3 million. This increase is largely due to higher debtors as a result of the timing of month end payments from retail customers in December.

Our net cash inflows from operating activities during 2000 were £156.0 million, an increase of £78.0 million, or 100.0%, from £78.0 million during 1999. Our net cash flow increased by £6.5 million as a result of the acquisition of the Iberian business from Nabisco in July 2000, while our cash flow decreased by £12.4 million as a result of the disposition of our operations in Europe and Asia to Danone and Nabisco and the sale of our chilled and frozen foods operations. We reduced our working capital by £39.3 million as we lowered the levels of our inventory and our trade debtors at the end of 2000. We also reduced our restructuring expenditure by £20.0 million during 2000, of which £2.4 million was associated with discontinued operations.

Cash Flow from Returns on Investments and Servicing of Finance

During 2002, we had a cash outflow of £65.6 million in connection with servicing our debts and a cash inflow of £2.4 million in respect of monies placed on short-term deposits. The net outflow of £63.2 million is a decrease of £7.0 million compared with 2001. The decrease reflects the full-year effect of the reduced interest cost of the Senior Subordinated Notes, issued in April 2001, compared to the original bridging finance that they replaced, and the effect of repayments made under the Senior Facilities Agreement.

During 2001, we had a cash outflow of £73.8 million in connection with servicing our debts and a cash inflow of £3.6 million in respect of monies placed on short-term deposits. This net outflow of £70.2 million is an increase of £3.3 million compared with 2000, and represents a full year’s debt service following the UB acquisition.

Cash Flow from Capital Expenditure and Financial Investment

During 2002, we had a net cash outflow of £54.6 million in connection with capital expenditure, an increase of £6.9 million compared to 2001. We incurred capital expenditure of £59.2 million and received £4.6 million in connection with the disposal of fixed assets. Additionally, we had a cash inflow of £0.5 million in connection with a loan made to us by our joint venture company, KP Ireland Ltd.

During 2001, we had a net cash outflow of £47.7 million in connection with capital expenditure, a reduction of £4.6 million compared to 2000. Additionally, we had a cash inflow of £0.6 million in connection with a loan made to us by our joint venture, KP Ireland Ltd.

In 2000, our net cash outflow in connection with capital expenditure was £52.3 million, a reduction of £34.5 million compared to 1999. The reduction was a result of the disposal of our frozen and chilled food businesses and the fact that we expended approximately £20.0 million on the installation of SAP, an integrated systems package to support our business during 1999. Additionally, in 2000, we had a net cash inflow of £545.0 million of loans made to us by our Equity Sponsors as part of the financing for the UB acquisition. We also had a cash inflow of £0.4 million in connection with a loan made to us by our joint venture, KP Ireland Ltd, and £0.5 million in connection with the sale of a small trade investment.

Cash Flow from Acquisitions and Disposals

During 2002, we had a net cash inflow of £53.5 million from acquisitions and disposals. We received £38.2 million relating to the completion of the disposal of the group’s operations in China to Nabisco during the first quarter of 2002. The compensating outflow of £38.2 million is reflected in cash flow from operating activities for the year to date. In the second quarter of 2002, we received £25.1 million relating to an adjustment to the sale price of Keebler Company sold by United Biscuits (Holdings) Ltd in 1996.

During 2001, we had a net cash inflow of £59.9 million from acquisitions and disposals, which was principally attributable to the disposal of our Polish and Finnish operations and our 44.2% interest in Young’s Bluecrest Ltd.

Net cash outflows from acquisitions and disposals during 2000 were £1,156.0 million, of which £1,312.3 million related to the costs associated with the UB acquisition, and £156.3 million related to the Danone and Nabisco Transactions.

Capital Expenditure Requirements and Restructuring Costs

During 2002, we incurred capital expenditures of £59.2 million. Approximately £31.2 million of these expenditures were incurred in connection with the delivery of cost-saving initiatives. The balance of expenditures was incurred to support new product development initiatives and essential health, safety or maintenance projects. Additionally, during 2002, we incurred restructuring costs of £36.1 million relating to cost-saving initiatives. Capital expenditures and restructuring costs were funded from cashflow from operations.

We expect to invest in capital and restructuring costs at comparable levels during 2003. We plan to fund all of these expenditures from cashflow from operations.

We may also, from time to time, consider acquisitions of investment in other businesses, which may require additional funding.

Debt Service Obligations

As a result of the debt we incurred in connection with the UB acquisition and the Notes offering, we have significant debt service and repayment obligations under the senior credit facility and the Notes. In 2002, we incurred interest charges totaling £63.7 million in respect of our borrowings under the senior credit facility, the Senior Subordinated Notes and other bank facilities.

Senior Credit Facility

The senior credit facility consists of four term loan facilities (Facilities A, B, C and D) and a revolving facility. As of December 28, 2002, we had borrowed the full £535.0 million under the term loan facilities, £453.7 million of which remained outstanding.

The loan facilities were used to finance the UB acquisition, support the refinancing of the senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. The senior credit facility provides that the term loan facilities will be repaid as follows:

•                    Facility A (£279.8 million principal amount) in thirteen semiannual installments that began in April 2001 and will end in April 2007. As of December 28, 2002, £220.5 million remained outstanding.

•                    Facility B (£109.1 million principal amount) in two equal installments in November 2007 and April 2008. As of December 28, 2002, £105.4 million remained outstanding.

•                    Facility C (£109.1 million principal amount) in two equal installments in November 2008 and April 2009. As of December 28, 2002, £106.1 million remained outstanding.

•                    Facility D (€22.8 million principal amount and £23.0 million principal amount) in a single installment in October 2009. As of December 28, 2002, £21.7 million remained outstanding.

We are currently scheduled to make the following principal payments on the term loan facilities under the senior credit facility:

Year	Total Payment Amount*
(£ million)
2003	28.4
2004	48.0
2005	54.4
2006	61.4
2007	81.0
2008	105.7
2009	74.8
Total	453.7

*                                         Excludes scheduled installment payments of £11.9 million made in 2001 and £14.9 million made in April 2002 and voluntary prepayments of £39.8 million and £15.0 million made in April 2002 and May 2002, respectively. As at December 28, 2002, the debt outstanding reflects an unfavorable exchange movement during the year of £0.5 million in respect of Facility D euro principal. A further voluntary prepayment of £15.0 million was made in January 2003.

The revolving credit facility provided for revolving advances and the issuance of letters of credit in an aggregate amount of up to £90.0 million outstanding at any time to be used for general corporate purposes. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

The company reduced the revolving credit facility to an aggregate amount of £60 million in May 2002. After giving effect to the £1.5 million reserved for outstanding letters of credit and £6.0 million reserved to cover the day to day banking requirements of the U.K. business, being £4.6 million for an overdraft facility and £1.4 million to cover contingent liabilities, we had £52.5 million available to be drawn as of December 28, 2002.

Advances under the various facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs, plus the following applicable margins: (1) 2.25% per annum for Facility A; (2) 2.75% per annum for Facility B; (3) 3.25% per annum for Facility C; (4) 3.50% per annum for Facility D; and (5) 2.25% per annum for the revolving credit facility. As of March 31, 2001, there was a margin adjustment mechanism in relation to Facility A and the revolving credit facility in effect, under which the applicable margins may be reduced based on the ratio of total debt to EBITDA (as defined in the senior credit facility) reflected in the financial statements delivered for the previous accounting quarter. As at December 28, 2002, the margin applicable to Facility A and the revolving credit facility is 1.75%.

An issuing bank fee of 0.125% per annum is payable quarterly in arrears on the issuing bank’s exposure under any letters of credit in addition to the margin applicable to the revolving credit facility. Commitment commissions are payable quarterly in arrears at a rate of 0.75% per annum on the undrawn and uncanceled portion of the revolving credit facility.

Under the senior credit facility, we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from price adjustments in connection with the Transactions, asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the loans under the senior credit facility. We are required to comply with financial covenants under the senior credit facility. These covenants require us to maintain specified consolidated financial ratios for EBITDA to net cash interest, total net debt to EBITDA and cash flow to total debt service. We must maintain:

•                                          EBITDA to net cash interest ratio ranging from 1.85 to 1.0 for the fiscal quarter ended December 28, 2002 to 3.9 to 1.0 for the fourth fiscal quarter of 2008 and for every fiscal quarter afterwards;

•                                          total net debt to EBITDA ratio ranging from 4.6 to 1.0 for the fiscal quarter ended December 28, 2002 to 1.1 to 1.0 for the first fiscal quarter beginning in 2009 and for every fiscal quarter afterwards; and

•                                          cash flow to total debt service of 1.0 to 1.0.

The senior credit facility places annual limits on our maximum capital expenditures. These limits increase from year to year, from £51.0 million in 2002 and up to £62.5 million in 2009 and for each year thereafter with the right to carry forward any unspent capital expenditures in any given year up to a maximum carryforward in any given year of £10.0 million. The capital expenditure limit for any financial year can also be increased by a further £5.0 million out of the annual de minimis allowance. We are currently in compliance with all of our financial covenants under the senior credit facility.

Hedging Arrangements

Regentrealm is required by the terms of the senior credit facility to enter into hedging arrangements to provide protection in respect of interest rate risk exposure arising because the financing under the senior credit facility is at floating interest rates. The hedging arrangements must cover at least 50% of the amount of the total commitments under the term loan facilities for a period of at least two years from the date of the closing of the UB acquisition. This requirement came to an end during 2002. Hedging banks are required to enter into the intercreditor deed and will be granted security, guarantees and subordination rights which rank at least equal to the obligations of the lenders under the senior credit facility.

Regentrealm currently has three interest rate swaps in place to hedge its interest rate exposure under the senior credit facility. Under the two swap arrangements which are currently effective, it receives interest at six- month LIBOR and pays interest at 5.685% on £150 million and 6.61% on £66.2 million. The £150 million swap matures on October 28, 2005 or October 28, 2003, at the bank’s option. The original principal amount of the £66.2 million swap was £420.0 million. The principal will further reduce to £62.5 million for the period from April 29, 2003 to closure on October 28, 2003. The third swap arrangement comes into effect for a three year period from October 28, 2003. Under this arrangement, Regentrealm will receive interest at six-month LIBOR and pay interest at 4.78% on £62.5 million.

Proposed Amendment to the Terms of the Senior Credit Facility

We are discussing a proposal to amend the terms of our senior credit facility. If successful, we anticipate that Term Loans A, B, C and D, totaling £438.9 million at March 17, 2003, and the revolving credit facility totaling £60.0 million, of which £53.0 million is available to be drawn, will be replaced by a five year term loan of £250.0 million and a revolving credit facility of £225.0 million. It is anticipated that the term loan will have repayments scheduled over a five year period; the margin on the term loan and the revolving credit facility will be lower than the existing Term A loan and revolving credit facility; the cash flow covenant will be removed; the remaining covenants will be reset and the revolving credit facility will be available for general corporate purposes. We anticipate that the terms of the facility will be amended before the end of the first quarter of 2003.

Senior Subordinated Notes

In April 2001, UB Finance issued £120.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 3/4% per annum and €160.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 5/8% per annum, all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the Notes is due on April 15 and October 15 of each year.

The Notes are scheduled to be repaid in one installment on April 15, 2011. In addition, at any time before April 15, 2004, we may choose to repurchase up to 35% of the Notes with the proceeds from a public equity offering, at specified redemption rates and subject to certain conditions. Except as described above, the Notes will be redeemable at our option after April 15, 2006, in whole or in part. In the event of a change of control, the holders of the Notes may require us to repurchase the Notes at 101% of the face amount, plus accrued interest and other amounts due thereon, if any.

The indenture governing the Notes contains covenants limiting our ability to:

•                                          incur additional debt;

•                                          pay dividends or distributions on capital stock or repurchase capital stock;

•                                          make particular investments;

•                                          create liens on our assets to secure debt;

•                                          enter into transactions with affiliates;

•                                          merge or consolidate with another company; and

•                                          transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions.

6.375% Sterling Bonds due 2009

In addition to the senior credit facility and the Notes, as of December 28, 2002, we had outstanding £43,000 aggregate principal amount of 6.375% Bonds due 2009.

Intercompany Loans

UB Finance loaned the proceeds from the Notes offering to Regentrealm. UB Finance also loaned to Regentrealm the proceeds of the intercompany loans in the aggregate principal amount of £545.0 million made to UB Finance by its parent, Runecorp. The payment terms of the intercompany loan made with the proceeds of the Notes offering mirror the payment terms of the Notes to enable Regentrealm to pay amounts to the UB Finance equal to the amounts due from time to time under the Notes. These intercompany loans will be subordinated in right of payment to Regentrealm’s obligations under the senior credit facility.

Intercreditor Deed

UB Finance, its parent companies and most of its subsidiaries are parties to the intercreditor deed. Until the date all obligations under the senior credit facility have been repaid in full, the intercreditor deed will, among other things:

•                                          prohibit UB Finance from making any payments with respect to the Notes other than scheduled interest payments, costs and expenses relating to the issuance of the Notes and other amounts due under the terms of the indenture to the extent not otherwise prohibited by the intercreditor deed, provided that no payments may be made during the continuation of a payment default or if a stop notice has been issued (for up to 179 days in any 365-day period) in respect of a non-payment default under the senior credit facility;

•                                          prohibit UB Finance and Regentrealm and its subsidiaries from making any prepayments or repayments on the Notes or any acquisition of the Notes, without the consent of the senior creditors, except in accordance with the terms of the indenture for the Notes;

•                                          prohibit payments from Regentrealm to UB Finance except on dates and in amounts not to exceed the scheduled interest and other payments due on the Notes plus certain monitoring, oversight and financial advisory fees due to the Equity Sponsors, provided that no such payment will be permitted upon and during the continuation of a payment default or if a stop notice has been issued (for up to 179 days in any 365-day period) in respect of a non-payment default under the senior credit facility;

•                                          prohibit any enforcement action by the Issuer on the intercompany loans made by it to Regentrealm until after the expiration of the period beginning on the date of an occurrence of a payment default on the Notes and ending on the first to occur of (1) the 179th day from the payment default date, (2) the date on which an order is entered for the dissolution or winding-up of Regentrealm or (3) the date on which the shareholders of Regentrealm pass a resolution for the dissolution or winding-up of Regentrealm;

•                                          give the lenders under the senior credit facility priority of payment over subordinated debts, including the intercompany loans, in the event of any insolvency, bankruptcy, receivership, liquidation or reorganization proceeding relating to Regentrealm or UB Finance; and

•                                          prohibit United Biscuits and its subsidiaries from making any payments to UB Finance or any of its parent holding companies other than to fund the foregoing payments and certain corporate overhead expenses and fees and taxes payable by Regentrealm, UB Finance or any of the parent holding companies of UB Finance, subject to an annual limit of £5.0 million (other than for taxes).

General Considerations

UB Finance is a holding company and does not have operations of its own. It relies on dividends and payments on its intercompany loans to Regentrealm to make payments on the principal and interest of the Notes. Regentrealm is also a holding company and does not directly conduct any business operations. Regentrealm relies on dividends and other payments from our operating subsidiaries to generate funds to fulfill its obligations under the intercompany loans. For more information regarding these limitations and other restrictions that apply to UB Finance and Regentrealm, please see Item 3.D. “Key Information — Risk Factors — Ability to Service Debt,” and “— Holding Company Structure.”

We believe that the cash flow generated from our operating activities, together with borrowings under the senior credit facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future. Our future operating performance and ability to service our existing and future debt, including the Notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

C.                                    Research and Development, Patents, Licenses, etc.

Research and Development

Our research and development unit is responsible for working to improve the taste, nutrition and convenience of our products and developing new products. The unit also develops and implements plans for improving the efficiency of our manufacturing process and distribution system. Among the innovations and improvements developed by our research and development unit are our low-fat go ahead! products and our tube packaging technology.

We spent £8.2 million, £6.4 million and £6.7 million on research and development in 2000, 2001 and 2002, respectively. Research and development expenditures do not include all costs associated with new product development. Cost-saving initiatives, together with a more focused research and development program have reduced our expenditure in 2001 and 2002. Our central technical facility is located in High Wycombe, United Kingdom, although we have research and development resources located throughout our organization. The High Wycombe facility employs approximately 56 professionals and has extensive pilot plant facilities and scientific laboratories, as well as an engineering facility.

Trademarks and Licenses

We own a substantial number of registered and unregistered trademarks in countries throughout the world for use in connection with the sale, marketing and manufacture of our biscuit and snack products. These trademarks are critical to our operations because brand-name recognition is a key factor in the success of many of our product lines. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable laws.

Nabisco has granted us an exclusive license for the manufacture, marketing, sale and distribution of products under a number of material trademarks. We entered into an exclusive sublicense with Merola Finance B.V., a licensee of Nabisco, for the manufacture, sale and distribution of Oreo, Chips Ahoy!, Air Crisps, Nabisco (House Mark), Nabisco (with Corner Triangle), Ritz and Teddy Grahams, in certain parts of Europe, North Africa and the Middle East.

Each of these licenses expires the earlier of (1) five years following the occurrence of a change of control of United Biscuits or (2) the occurrence of a material breach by us of any of the license agreements. Under the sublicense agreement with Merola, we are required to pay a royalty for net sales equal to 1.5% of the net sales price of (x) all licensed products sold or distributed in the licensed territory and (y) all products sold or distributed in Iberia, whether or not these products bear the licensed trademarks, but excluding those products bearing United Biscuits trademarks, up to a maximum amount equal to the net royalty paid by Merola to Nabisco for calendar year 1999. As a consequence of the agreement with Nabisco, effective from February 18, 2003, not to complete the acquisition of Nabisco’s business in the Middle East, the agreement with Merola Finance BV has been amended to exclude territories associated with the Middle Eastern business. The sum of $959,000 was paid by Nabisco as consideration for exclusion of such territories.

We acquired Nabisco’s Royal trademark in most of the countries in Europe, the Middle East and Africa. Nabisco remains the owner of the Royal trademark in the rest of the world. We have agreed with Nabisco that until July 2005, neither of us will actively market Royal-branded products or establish any branch or maintain any distribution depot for products under the Royal trademark in the territories of the other party.

As part of our acquisition of the Royal trademarks, Nabisco assigned to us license agreements with Del Monte Foods Italia, S.r.l., in relation to grocery products produced by it under the Royal trademark in Italy, and with Agna Ludvigsson, in relation to its manufacture and sale of baking powder and puddings in Iceland under the Royal trademark.

We have entered into a know-how cross license with Nabisco. Under this agreement, each party grants to the other a non-exclusive, perpetual, irrevocable, royalty-free license to use and exploit its know-how regarding the manufacture and use of dairy-based, dry dessert mixes marketed and sold under the Royal trademark.

We have granted an exclusive and royalty-free license to Nabisco to use some Marbu trademarks in connection with the production and marketing of baked goods in Argentina, Chile, China and Indonesia and the Filis trademark in Mexico. The license is perpetual, but can be terminated by either party in the event of a material breach by the other party.

We have an ongoing, non-exclusive license with Mars (UK) Limited for the manufacture and distribution of Galaxy, Starburst, M&M’s, Bounty, Snickers and Milky Way snack cakes in the United Kingdom. This license commenced on April 4, 1998 and may be terminated subject to specific provisions.

We also enter into license agreements in connection with various promotions, usually for a short-term period. These short-term licenses typically run for a term of six months to one year with varying promotional fees to be paid by us, depending on the agreement. A typical short-term license allows us to use a particular trademark within a specified territory on our branded products or in connection with in-store promotions or television or print advertising.

We also own licenses and patents and possess know-how relating to our products and manufacturing processes and product packaging. These licenses, patents and know-how, along with the trademarks we own and that are licensed to use, represent one of our major commercial assets.

D.                                    Trend Information

See Items 5.A. “Operating and Financial Review and Prospects — Operating Results” and 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a discussion of information required by this item.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors, Senior Management

The following table sets forth names and positions of the directors and executive management of UB Finance and Regentrealm.

Name	Date of Birth	Position Held

Malcolm Ritchie	06/13/54	Chairman and Chief Executive*
Will Carter	11/30/56	Managing Director – Snacks Category
Ian Cray	08/12/57	Chief Financial Officer
Graham Johns	06/17/56	Managing Director – Biscuits Category
Kevin McGurk	02/07/64	Operational Services Director
Bill Winthrop	05/23/50	Group Management Services Director
Robert Bradish	06/11/52	Director*
Graham Clempson	08/25/61	Director*
Bertrand Meunier	03/11/56	Director*
Dominic Murphy	03/14/67	Director*

*                                         Statutory director of UB Finance and Regentrealm.

Malcolm Ritchie was appointed as Chairman and Chief Executive in September 2000. Before joining United Biscuits, Mr. Ritchie served as President of Heinz Europe, Executive Vice President of Heinz and as a member of the board of Heinz from 1998.  From 1994 to 1997, Mr. Ritchie served as Managing Director of Heinz U.K. Before joining Heinz, Mr. Ritchie was Chief Executive of the European Ambient Foods Group of Hillsdown Holdings and had previously held management positions in the food industry with Premier Brands and Cadbury Schweppes.

Will Carter was appointed Managing Director — Snacks Category, in January 2001. Mr. Carter served as Managing Director of KP Foods from 1999 until 2001. Mr. Carter has been with United Biscuits for over 20 years and served as McVitie’s U.K. Marketing Director from 1998 to 1999, as Snacks Business Unit Director from 1996 to 1998 and before that, as Marketing Director of Terry’s Group.

Ian Cray was appointed Chief Financial Officer upon joining United Biscuits in January 2001. Before joining United Biscuits, Mr. Cray served as Group Treasurer of the Diageo Group, a position he had held since 2000. From May 1997 to 2000, Mr. Cray was the Finance Director of Global Operations within UDV and held that post throughout the integration process arising from the merger of Grand Met and Guinness. From 1996 to May 1997, Mr. Cray was Director of Group Treasury for Grand Met. Mr. Cray was with Diageo and its predecessor companies for 14 years, and previously worked for Cadbury Schweppes and Unilever.

Graham Johns was appointed Managing Director — Biscuits Category and Managing Director of U.K. Biscuits in January 2001. Before joining United Biscuits, Mr. Johns served in several management positions at Heinz Europe including Managing Director — European Infant Feeding. Before joining Heinz in 1987, Mr. Johns served as Marketing Manager of Courage Brewing.

Kevin McGurk was appointed Operational Services Director in February 2001. Before joining United Biscuits, Mr. McGurk served as European Purchasing Director of Heinz from 1999. He also previously served as Purchasing General Manager of the Heinz European Grocery Division from 1996 to 1999. Before joining Heinz, Mr. McGurk spent several years with the Ambient Foods Group of Hillsdown Holdings where he served as the European Group Purchasing Manager.

Bill Winthrop was appointed Group Management Services Director in November 2000. Before joining United Biscuits, Mr. Winthrop served as Management Services Director of Heinz Europe from 1994 to 2000. Before joining Heinz in 1993, Mr. Winthrop served as European Information Services Director for Black & Decker.

Robert Bradish is Vice President of Strategy & Development for Kraft Foods International’s European Union region.  Mr. Bradish has been with Kraft Foods for over 20 years and has held a variety of management positions both in the United States and Europe. Before assuming his current position in 1999, Mr. Bradish was Vice President of Strategy and Development, Kraft Foods International, and from 1995 to 1998 was Vice President of Strategy and Development, Kraft Foods Central & Eastern Europe, Mideast and Africa region. After the acquisition of Nabisco by Kraft Foods, Mr. Bradish became a member of the boards of UB Finance and Regentrealm on December 21, 2000.

Graham Clempson is European Managing Partner of the U.S. and U.K. advisors of MidOcean Partners, LP and of MidOcean Associates, SPC, its general partner. Mr. Clempson is also Chief Executive Officer of Morgan Grenfell Private Equity Limited. Formerly, Mr. Clempson was European Managing Partner for DB Capital Partners and Chief Executive Officer of Morgan Grenfell Private Equity. Mr. Clempson joined Bankers Trust in 1983 and then moved to Deutsche Bank following the merger of Bankers Trust into the Deutsche Bank group in June 1999. Prior to his current appointment with DB Capital Partners in 2000, Mr. Clempson was Co-Head of European Investment Banking from 1999 and had particular responsibility for the Financial Sponsor Coverage and High Yield departments. Mr. Clempson became a member of the boards of UB Finance and Regentrealm on February 28, 2002.

Bertrand Meunier is a member of the Executive Committee of PAI Management. Mr. Meunier became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Mr. Meunier joined PAI in 1982. From 1985 to 1996, Mr. Meunier was in charge of investment activity in PAI’s Information, Technology and Telecommunications Division. Since 1996, Mr. Meunier has been responsible for investments in the Consumer Products and Services sector. He is also a director of Diana, Stoeffler, Evialis, Panzani, STEF-TFE, Keolis, Yoplait, Provimi and Royal Canin.

Dominic Murphy is an investment director for Cinven. Mr. Murphy became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Before joining Cinven in 1996, Mr. Murphy worked for the private equity company 3i and for Arthur Andersen. He is also a director of National Car Parks.

The address of the directors and executive management of United Biscuits is c/o United Biscuits, Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom.

B.                                    Compensation

Compensation Arrangements

The aggregate compensation paid to all of our directors and executive management in 2002 was approximately £3.0 million. Of this aggregate compensation, approximately £2.9 million was paid in salaries (including bonuses), approximately £62,550 was paid as benefits in kind and approximately £57,320 was paid in pension contributions. For 2002, the highest-paid director or executive received £1.0 million including bonuses, benefits in kind and pension contributions. Members of our senior management including executive management team were entitled to receive bonuses for 2002 under an incentive scheme. The amounts of the bonuses awarded are based on scaled sales, profit, market share and cash performance targets set by the board of UB Parent. Details of our annual incentive bonus plan are provided below.

Under the shareholders agreement between UB Parent and the Equity Sponsors, UB Parent makes annual payments of £25,000 in directors’ fees to the Equity Sponsors for each of their nominated directors (“Equity Sponsor directors”) in addition to payment of all reasonable out-of-pocket expenses incurred by the directors in connection with their participation in board meetings. The shareholders agreement is described below in Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.”

2002 Senior Management Incentive Scheme

The 2002 Senior Management Incentive Scheme provided cash bonuses to approximately 1000 senior managers based on pre-set performance targets. The cash target was met and the plan was implemented. Any individual participating in the plan was entitled to receive a cash scaled payment ranging from 0 to 125% of their potential payout, depending on the target met and the individual’s personal performance within our appraisal system. Payments under the plan were made in March 2003 and distributed through our payroll.

Senior Management Equity Purchase Scheme

Under the articles of association of UB Parent, members of our executive management were entitled to purchase shares in UB Parent representing 3% of the equity of UB Parent (“M Shares”). M Shares were purchased by members of our executive management at the price of £4.70 per share in May 2001 and totaled approximately £300,000. Other lower tier members of our senior management were given the opportunity to purchase shares in a separate class of shares representing 2% of the equity of UB Parent (“E Shares”). E Shares were purchased by lower tier members of our senior management during 2001 and 2002 at a price of £4.70 per share and totaled approximately £200,000. The M Shares and E Shares, together with the ordinary shares of UB Parent, rank pari passu for any dividends and on a return of capital, including liquidation of UB Parent. The holders of M Shares are entitled to one vote per share at a shareholders’ meeting while the E Shares do not carry any votes. These shares in UB Parent may be transferred subject to restrictions set forth in its articles of association.

C.                                    Board Practices

Term of Office

The directors are subject to retirement by rotation and do not hold a fixed term of office. One third of the directors retire at each annual general meeting of the company. Retiring directors may offer themselves for re-appointment. The current directors, with the exception of Graham Clempson, have been in office for the full year ended December 28, 2002.

Directors’ Service Contracts

There are no service contracts in relation to the directors who represent the Equity Sponsors. As described above, the shareholders agreement provides that the equity sponsor directors of parent shall be entitled to receive directors fees of £25,000 (plus VAT) per annum for each director which shall accrue from day to day and shall be payable quarterly in arrears in respect of each year. Four of the five directors of UB Finance are Equity Sponsor directors of UB Parent.

The executive directors have contracts of employment with United Biscuits (UK) Limited, the principal operating subsidiary of United Biscuits, some of which are subject to final negotiation. Except for variances in remuneration and bonus levels, the contracts are uniform and all provide that the directors are entitled to a notice period of 12 months. The contract also provides in their respective schedules a mechanism for a genuine pre-estimate of loss, based upon the overall contractual package. Accordingly, in the event of a termination, the executive director would be entitled to 12 months’ compensation for loss of the following benefits; salary, car, health insurance, life cover and pension. The Senior Management Incentive Scheme bonus is expressly excluded from the notice period compensation.

Audit and Remuneration Committee

The Audit and Remuneration Committee (the “Audit Committee”) reports to UB Parent. The Audit Committee is composed of Equity Sponsor appointees, consisting of nominees from each of Cinven, PAI and Nabisco. The Chairmanship of the Audit Committee is allotted equally between Cinven and PAI.

The current Equity Sponsor Audit Committee appointees are Yagnish Chotai (Cinven) and Bertrand Meunier (PAI) (together, the joint rotating Chairmen) and Bob Bradish (Nabisco). Dominic Murphy and Dominique Megret, directors of UB Finance attend meetings of the Audit Committee. As noted above, any Equity Sponsor member of the board of UB Parent can attend meetings of the Audit Committee as a member.

Also in attendance, although not members of the Audit Committee, are the Chairman and Chief Executive Officer, Malcolm Ritchie and for the purposes of the audit aspect of the Audit Committee, the Chief Financial Officer, Ian Cray, both of whom are Executive directors of UB Finance.

The shareholders agreement sets out the purpose of the Audit Committee which is to:

1)             review the accounting policies and procedures of the Group, its internal financial control systems and its compliance with statutory requirements and consider any matter raised by our external and internal auditors;

2)                                      make recommendations to the board of UB Parent on the remuneration of all directors and the appointment or dismissal of all directors of our subsidiaries, other than the directors appointed by the Equity Sponsors; and

3)                                      make recommendations to the board of UB Parent on the terms of appointment or dismissal and the remuneration of senior employees of the company who are not directors and whose total remuneration is in excess of £100,000 per annum.

The Audit Committee meets three times each year and invites other relevant persons such as representatives of the Internal Audit, External Audit, Risk Management and Disclosure Committees to its meetings as deemed necessary. The responsibilities include evaluating the appropriate risk framework and communicating the importance of internal control and the management of a risk through the Risk Management committee, reviewing the activities and organization structure of the Internal Audit function taking account of U.S. Securities and Exchange Commission (the “SEC”) guidelines, including their work plan and considering the major findings from their work together with our management responses, and reviewing the annual financial statements before the submission to the board of UB Parent and determining whether they are complete and consistent with information known to Audit Committee members and reviewing the performance of the external auditors and making recommendations to the Board as to their re-appointment. The chairman of the Audit Committee makes a brief report of the findings and recommendations of the Audit Committee to the board of UB Parent at each board meeting.

D.                                    Employees

As of December 28, 2002, we had approximately 11,500 employees, equivalent to approximately 10,500 full-time employees. Approximately 70% of our full-time employees, both in the United Kingdom and continental Western Europe, are represented by unions. We have historically enjoyed good working relationships with our unions and have not recently experienced any significant work stoppages, slowdowns or other collective employee actions that have materially disrupted our business.

E.                                      Share Ownership

See the discussion of our Senior Management Equity Purchase Scheme included above in “— Compensation — Senior Management Equity Purchase Scheme.” As of December 28, 2002, Malcolm Ritchie beneficially owned 1.25% of the equity shares of UB Parent. No other members of the boards of UB Finance and Regentrealm beneficially owned more than 1% of the outstanding shares of UB Parent.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

All of the ordinary shares of Regentrealm are held and beneficially owned by UB Finance. All the ordinary shares of UB Finance are held and beneficially owned by Runecorp, a wholly owned subsidiary of UB Parent. United Biscuits (Equity) Limited (“UB Equity Cayman”) holds and beneficially owns 95% of the shares of UB Parent, the remaining 5% are owned by senior management. PAI, Cinven and MidOcean own 39.8%, 39.8% and 20.4% of the voting shares of UB Equity Cayman, respectively.

Nabisco holds warrants of UB Parent that are exercisable upon the earlier of a listing of UB Parent’s shares, a sale of UB Parent or the 49th anniversary of the warrant deed on July 25, 2049.  The number of ordinary shares issuable upon exercise of the warrants is based on a formula which, if calculated at the time of the UB acquisition, would have been for approximately 26.51% of the equity of UB Parent. Nabisco may exercise its warrants by the tender of its £145.0 million discounted securities of Deluxestar Limited (“Deluxestar”), a direct wholly owned subsidiary of UB Parent.

The Equity Sponsors are parties to a shareholders agreement which provides for certain rights and obligations in respect of their share ownership. See “— Financing of UB Acquisition — Shareholders Agreement.”

B.                                    Related Party Transactions

Set forth below is a description of transactions we entered into with our shareholders or affiliates during the three year period ended December 28, 2002. Some of these relationships continue to be in effect and may result in conflicts of interest between us and these shareholders or affiliates.

In connection with the UB acquisition, we agreed to undertake certain acquisitions and dispositions, including the EMENA acquisition and the sale of the Asian assets discussed below in order to focus our business on our key Western European markets.

Nabisco Transactions

EMENA Acquisition

In March 2000, Deluxestar, an affiliate of our parent, UB Parent, entered into an agreement to acquire from Nabisco the beneficial interests in some of its European, Middle Eastern and North African assets (together, the “EMENA Assets”) located in Iberia, Saudi Arabia and Tunisia, respectively. The transfers of the Iberian and Tunisian businesses were completed on July 11, 2000 and April 20, 2001, respectively. The EMENA Assets were valued at £167.0 million, including assumed debt and as adjusted to the 2000 fiscal year end. On November 29, 2001, a further adjustment of £10.2 million was agreed with Nabisco, reducing the total transactional value to £156.8 million. Following further discussions between Nabisco and United Biscuits, Nabisco has confirmed, by agreement effective from February 18, 2003, that it does not intend to withdraw from the Saudi Arabian joint venture arrangement. In accordance with the July 2000 agreement, Nabisco has paid $4.8 million (approximately £3.1 million) to United Biscuits as an adjustment to the purchase price. The adjusted total transactional value is £153.7 million. In connection with the EMENA acquisition, Deluxestar issued to Nabisco dual convertible discounted preferred securities and the number of ordinary shares issuable pursuant to warrants previously issued to Nabisco by UB Parent was adjusted.

Sale of Asian Assets

On July 11, 2000, we entered into an agreement to sell our operations in mainland China, Hong Kong and Taiwan and the related intellectual property rights to Nabisco. Our assets were valued at £75.0 million and Nabisco paid cash of £63.1 million and assumed £11.9 million of external debt. On November 29, 2001, an adjustment of £1.2 million was agreed with Nabisco and the transactional value was thereby reduced to £73.8 million.  We completed the sale of our assets in Hong Kong and Taiwan on September 29, 2000. We completed the sale of our operations in China on March 25, 2002.

Nabisco License Agreements

As part of the Transactions, in July 2000, we entered into a series of trademark license agreements with Nabisco under which Nabisco granted us an exclusive license for the manufacture, marketing, sale and distribution of products under a number of material trademarks These trademarks are discussed in Item 5.C. “Operating and Financial Review and Prospects — Research and Development, Patents, Licenses, etc. — Trademarks and Licenses.”

Financing of UB Acquisition

The UB acquisition was funded by loans under the senior credit facility, a senior subordinated bridge facility, deep discounted bonds, dual convertible preferred discounted securities and equity contributions. The senior subordinated bridge facility was repaid in part with the net proceeds from the Notes offering. As of December 28, 2002, our total outstanding long-term debt, including current maturities but excluding intercompany loans and unamortized debt issue costs, was £679.1 million. Deutsche Bank AG London, an affiliate of DB Capital, is a joint arranger and lender under the senior credit facility, was a facility agent and lender under the senior subordinated bridge facility and a co-manager of the Notes offering, for which they received the customary fees.

Shareholders Agreement

On March 17, 2000, the Equity Sponsors entered into a shareholders agreement with UB Parent, which was supplemented on April 17, 2000. The shareholders agreement was supplemented again on March 13, 2003. Among other things, the shareholders agreement provides that each of the Equity Sponsors, subject to maintaining specified ownership thresholds, has the right to appoint an equal number of directors (currently three) to the board of directors of UB Parent, except for MidOcean, which has the right to appoint two directors. The quorum for the transaction of business at any board meeting is one director from each of the Equity Sponsors, including the MidOcean director. No resolution of the directors will be effective unless approved by a majority of the directors present.

Under the shareholders agreement, each of the Equity Sponsors is entitled to receive an annual monitoring fee in payment for their financial oversight and investment monitoring services. Subject to the discretion of the board of directors of UB Parent, the amount of the monitoring fee may be increased from time to time. PAI and Cinven were initially entitled to receive £266,667 each, Nabisco was initially entitled to receive £200,000 and DB Capital was initially entitled to receive £141,666. The fees payable for the year ended April 14, 2002 were agreed at £984,375 of which PAI and Cinven were entitled to £300,000 each, Nabisco was entitled to £225,000 and DB Capital Partners was entitled to £159,375.

Each of the directors of UB Finance and Regentrealm is also a director of UB Parent. In addition to these directors, PAI and Nabisco each have an additional two directors on the board of UB Parent and Cinven and MidOcean each have one additional director on the board of UB Parent. Under the shareholders agreement, UB Parent makes annual payments of £25,000 in directors’ fees to the Equity Sponsors for each of their nominated directors, in addition to payment of all reasonable out-of-pocket expenses incurred by the directors in connection with their participation in board meetings. The shareholders agreement provides that UB Parent may not take particular actions without the prior written consent of Nabisco, including:

•                  appointing or removing officers;

•                  issuing additional securities, and

•                  UB Parent or its subsidiaries participating in transactions, including an acquisition or sale of assets, or a merger, consolidation or partnership with other companies where the value of the transactions exceeds £25.0 million in the aggregate.

The shareholders agreement provides, however, that the prior written consent of Nabisco will not be required for the sale, lease, license or other disposition of all or any part of the BN and/or Delacre brands on or after January 1, 2003.

All the shares and share equivalents of UB Parent are held by UB Equity Cayman, and Nabisco. The shareholders agreement provides that neither UB Equity Cayman, Nabisco nor any other holder of UB Parent’s or UB Equity Cayman’s shares may transfer its shares to a person other than its respective affiliates for a period of three years after the execution date of the shareholders agreement (the “restricted period”). Following the expiration of the restricted period on March 16, 2003, each of Nabisco and UB Equity Cayman are subject to a right of refusal in the event that a third party makes a bona fide offer to purchase all or substantially all of its shares in UB Parent. If the other shareholder does not exercise its rights, then the selling shareholder may sell its shares to the third party and require the other shareholder to sell all of its shares to the third-party purchaser. If the selling shareholder is selling more than 5% of the outstanding ordinary shares of UB Parent, the other shareholder can require the third party to purchase a proportionate number of its shares. The shareholders agreement also requires that if Cinven, PAI or MidOcean receives an offer from a bona fide third party to purchase all or substantially all of their shares in UB Equity Cayman, Nabisco has the right to purchase those shares on the same terms that would apply to an offer for the shares of UB Parent.

If UB Equity Cayman desires to sell most or all of its shares in UB Parent after the restricted period ends, it must give Nabisco the right to make an offer to purchase those securities at a price set by Nabisco. If Nabisco does not make an offer, UB Equity Cayman is free to sell its shares. If Nabisco makes an offer, UB Equity Cayman may then provide a counter-offer price. If Nabisco does not elect to buy the shares at the counter-offer price, then UB Equity Cayman may proceed within 90 days with a private sale of all the shares to a bona fide third party if the sale price is at least 105% of Nabisco’s initial offer price. If UB Equity Cayman sells its shares to a third party, it has the right to require Nabisco to sell its shares to the third party. If the shares being sold by UB Equity Cayman amount to more than 5% of the outstanding shares of UB Parent, Nabisco can sell a proportionate number of its shares to the third party. The shareholders agreement also requires that if PAI, Cinven or MidOcean desires to sell most or all of their shares in UB Equity Cayman, Nabisco has a right of first offer to purchase those shares under the same terms that apply to a sale of the UB Equity Cayman securities.

The shareholders agreement also provides for a Nabisco right of first offer to purchase all of the securities of UB Equity Cayman after the expiration of the restricted period. If UB Equity Cayman elects not to sell to Nabisco pursuant to any of the right of first offer provisions of the shareholders agreement, UB Equity Cayman has the right to sell all or some of its securities in a public sale, subject to procedures requiring notice to Nabisco. Nabisco has the right to then purchase those securities before the public sale. UB Equity Cayman may only exercise the rights contemplated under the right of first offer and public sale provisions of the shareholders agreement twice in aggregate in any calendar year.

The exercise of these sale and purchase rights may under certain circumstances result in a change of control under the indenture which would require us to make an offer for the Notes.

The shareholders agreement also gives the holders of these ordinary shares pre-emptive rights on future sales of securities by UB Parent.

For the duration of the shareholders agreement and for one year from its termination date, none of the Equity Sponsors is permitted directly or indirectly to carry on the business of United Biscuits in a territory defined to include most nations within the European Union and the European Free Trade Association and a number of nations in Eastern and Central Europe and North Africa, other than through UB Parent and/or its subsidiaries. Except for this prohibition nothing in the shareholders agreement limits the current or future business activities of the shareholders of UB Parent, whether or not those activities compete with those of UB Parent and its subsidiaries.

In connection with the UB acquisition Cinven, PAI and DB Capital entered into a consortium agreement with each other and with UB Equity Cayman and its subsidiaries. The consortium agreement was supplemented on March 13, 2003. Under the consortium agreement, PAI, Cinven and MidOcean have the right to appoint up to four, four and two directors of UB Equity Cayman, respectively, and each of these directors shall be entitled but not obligated to be a director of each of UB Parent and its subsidiaries. The quorum for the transaction of business at any board meeting is one director from each of Cinven, PAI and MidOcean. The consortium agreement provides that particular actions relating to UB Equity Cayman and its subsidiaries, including, among other things, changes in the nature of their business, dissolution, transactions outside the ordinary course of business, remuneration of directors, establishment of incentive schemes giving rise to payments outside the budget and share option schemes, require the prior written consent of PAI, Cinven and MidOcean. The board may not take other significant actions without the prior written consent of a majority of the shareholders. The consortium agreement also contains restrictions, similar to those in the shareholders agreement, on the ability of the shareholders to transfer their shares.

Transaction Fees

As part of the Transactions, we and our affiliates entered into an agreement with the Equity Sponsors regarding financing fees payable to Cinven, PAI, Nabisco and DB Capital for their services in connection with the Transactions. Under the agreement, we agreed to pay £6.0 million each to PAI and Cinven, £3.1 million to DB Capital and £4.9 million and $5.0 million to Nabisco. We believe that these fees, which were negotiated among the Equity Sponsors on an arm’s-length basis, are comparable to fees paid to private equity sponsors in comparable transactions. Payment of the transaction fees was completed during 2001. Additionally, in 2001, we paid $10.0 million to Nabisco in full and final settlement of outstanding third party expenses relating to the UB acquisition.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

A.1

We were involved in multiple lawsuits in France over the “smiley face” trademark we use in the mini BN products we market in France. Franklin Loufrani, a French citizen, claims to be the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. In November 1999, we requested the Tribunal de Grande Instance of Paris to cancel the trademark filed by Mr. Loufrani for non-use under the French trademark law. Although the Tribunal rejected this request on procedural grounds, we have appealed the case to the Cour d’Appel of Paris and filed another request for cancellation of the trademark with the Tribunal de Grande Instance.  In July 2000, Mr. Loufrani brought a suit against us in the Tribunal de Grande Instance of Nantes for trademark violation and requested the court to seize packages of mini BN products with the smiley-face trademark and issue an injunction prohibiting us from using the trademark. The cases in Paris and Nantes are still pending. Although a judgment by the Cour d’Appel of Paris is not expected for another two years, the final hearing for pleadings in the Tribunal de Grande Instance of Paris took place on October 19, 2001 and a decision was made in our favor on January 22, 2002. However, Mr. Loufrani filed an appeal and we have now filed our counter-statement. The closure of written proceedings has been ordered for 10 February 2003 and the oral proceedings are scheduled for April 1, 2003. The court awarded us a “provisional execution” which allows us to continue to use the trademark as Mr. Loufrani’s registration was deemed to be null as far as the biscuit category is concerned. The action in the Tribunal de Grande Instance in Nantes has been suspended pending the outcome of the Paris appeal. If the latter is positive, the action in Nantes will be irrelevant. Our annual sales of mini BN products in 2002 were approximately €14.0 million (approximately £9.1 million).

We are from time to time also involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations.

B.                                    Significant Changes

None.

ITEM 9.        THE OFFER AND LISTING

A.                                    Offer and Listing Details

Not applicable.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

The Notes are listed on the Luxembourg Stock Exchange.

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The objectives of UB Finance include: (1) acting as the holding and coordinating company for all of our direct and indirect subsidiaries, including our operating subsidiaries; (2) subscribing for, purchasing or otherwise acquiring, taking, holding or selling on such terms and conditions as may be thought fit, any shares or stocks, bonds, debentures or other securities or obligations of any company; (3) undertaking and executing agency and commission work; (4) carrying on any other trade or business in connection with any of the businesses of UB Finance; (5) purchasing, leasing, acquiring or holding any interest in property, plant and equipment necessary or convenient for the purposes of or in connection with UB Finance’s business; (6) erecting, constructing, altering and maintaining any roads, railways or other means of transport, plant and equipment necessary or convenient for UB Finance’s business, and contributing to or subsidizing the erection, construction and maintenance of any of the above; (7) borrowing, raising or securing the payment of money for the purposes of or in connection with UB Finance’s business; (8) mortgaging and charging the undertaking of all or any of the real and personal property and assets, and all or any of the uncalled capital of UB Finance and to issue debentures and collaterally or further to secure any securities of UB Finance by a trust deed or similar assurances; (9) the issuance and deposit of any securities which UB Finance has power to issue; (10) receiving money on deposit or loan and the guaranteeing of the obligations and contracts of customers and others; (11) lending money, giving indemnities and guaranteeing the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company including but not limited to the holding company or a subsidiary; (12) procuring, establishing and maintaining a pension or superannuation fund for the benefit of employees who meet the specified criteria; (13) investing and dealing with the moneys of UB Finance; (14) paying or accepting payment for any property or right acquired or sold, as the case may be, by UB Finance; (15) entering into any partnership or joint-purse arrangement or amalgamating with any company proposing to carry on business within the objects of UB Finance; (16) establishing or promoting any other company whose objectives shall include the acquisition and taking over of all or any of the assets and liabilities of UB Finance; (17) purchasing or acquiring and undertaking all or any part of the business of any company carrying on business similar to that of UB Finance; (18) selling, improving, managing or developing any of the property of UB Finance; (19) distributing among the shareholders any property of UB Finance, or any proceeds of sale or disposal of any property of UB Finance; and (20) giving financial assistance for the purpose of acquisition of the shares in UB Finance or UB Finance’s holding company.

Unless and until otherwise determined by UB Finance by ordinary resolution, UB Finance shall have no more than 12 but no less than two directors. The board of directors of UB Finance (the ”Board”) shall have the power to appoint directors and such directors shall not be required to hold any shares of UB Finance. UB Finance may by ordinary resolution remove any director before the expiration of his period of office.

The share capital of UB Finance was increased from £1,000 to £600,002 by the creation of 599,002 ordinary shares of £1 each by an ordinary resolution passed on March 22, 2000. It then subsequently increased from £600,002 to £2,010,002 by the creation of an additional 1,410,000 ordinary shares of £1 each by an ordinary resolution passed on April 25, 2000. Unissued shares and any shares created after adoption of UB Finance’s articles of association (the “Articles”) are at the disposal of the Board, which may allot grant options over, offer or otherwise deal with such shares and the disposal thereof. UB Finance may also issue a warrant with respect to any fully paid shares. UB Finance may by ordinary resolution increase, consolidate, cancel any shares and sub-divide its share capital. In addition, UB Finance may by special resolution reduce its share capital in any way.

Subject to restrictions set forth in the Articles, each holder of the shares (each, a “holder”) may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Subject to the terms of allotment of shares, the Board may by means of a resolution from time to time make calls on the holders in respect of any moneys unpaid on the shares, of any class, held by them and not payable on a date fixed by or in accordance with the terms of issue. If any holder fails to pay and does not comply with a subsequent notice sent by the Board, the shares in respect of which such call was made will be forfeited.

Annual general meetings shall be held at such time and place as the Board may determine. In addition, the Board may convene an extraordinary general meeting whenever it thinks fit. At any such meeting, no business shall be transacted except that stated by the requisition or proposed by the Board. All such meetings convened for the passing of a special resolution shall require not less than 20 working days’ notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days’ notice in writing. A quorum at such general meetings shall be two persons entitled to attend and to vote on the business to be transacted.

C.                                    Material Contracts

The following material contracts are described within Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Significant Factors Affecting Our Results of Operations — Acquisitions and Dispositions” and Item 5.B. “ — Liquidity and Capital Resources — Debt Service Obligations.”

•                  Indenture, dated April 17, 2001, between United Biscuits Finance plc, Regentrealm Limited, as Guarantor, and The Bank of New York, as Trustee;

•                  Senior Credit Facilities Agreement, dated December 14, 1999, between Regentrealm Limited and Solvecorp Limited, Runecorp Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London, Credit Suisse First Boston and J.P. Morgan plc, as Joint Lead Arrangers, Deutsche Bank AG London, The Chase Manhattan Bank and DLJ Capital Funding, Inc., as Original Lenders, Deutsche Bank AG London as Sole Book Runner, Agent and Security Agent, and Credit Suisse First Boston and J.P. Morgan plc, as Documentation Agents, as amended and restated on April 28, 2000, August 28, 2000, November 28, 2000 and April 17, 2001;

•                  Intra-Group Loan Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Borrower; and

•                  Subordination Agreement, dated April 17, 2001, between United Biscuits Finance plc, Runecorp Limited, as Parent and The Bank of New York, as Trustee.

The following material contracts are described in more detail in Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Nabisco Transactions — EMENA Acquisition — Transaction Fees” and Item 5.C. “Operating and Finacial Review and Prospects — Research and Development, Patents, Licenses, etc. — Trademarks and Licenses.”

•                  Deed of Settlement relating to Nabisco Arabia Company Limited dated February 18, 2003 between Deluxestar Limited, United Biscuits Group (Investments) Limited, United Biscuits Equity Limited, Finalrealm Limited, UB Investments (Netherlands) B.V., Nabisco International, Inc., Cinven Limited and Others, PAI Management Limited and Others and Deutsche Bank AG, London Branch and Others.

•                  Settlement Agreement, dated October 31, 2002, between Nabisco International Inc., United Biscuits Group (Investments) Limited, United Biscuits Equity Limited, Cinven Limited, PAI Management SAS, Deutsche Bank AG, London Branch and Others, Deluxestar Limited, Finalrealm Limited, UB Foods US Limited, United Biscuits (Holdings) Limited, UB Investments plc, Runecorp Limited.

•                  Variation Agreement (Sub-License), dated February 18, 2003 between Merola Finance B.V. and United Biscuits Iberia S.L.

D.                                    Exchange Controls

None.

E.                                      Taxation

U.S. Federal Income Tax Considerations

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

Except as specifically noted, this discussion is limited to the U.S. federal income tax considerations that apply to a beneficial owner of a Note who or which is:

(1)                                  a citizen or resident of the United States;

(2)                                  a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States or any political division of or within the United States;

(3)                                  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

(4)                                  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (a “U.S. Holder”).

Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (a “Non-U.S. Holder”) are also discussed below. The discussion below assumes that the Notes will be treated as debt for U.S. federal income tax purposes. The discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, taxpayers that have elected mark-to-market accounting, financial institutions, insurance companies, tax-exempt organizations, taxpayers holding Notes as part of a “straddle,” “hedge” or “conversion transaction” or that have a “functional currency” other than the U.S. dollar, and U.S. expatriates or former long-term residents of the United States. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a Note is called before the maturity date. This discussion also does not take into consideration any U.S. federal income tax implications if:

(1)                                  UB Finance consolidates or merges with or into any other person or sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to another person; or

(2)                                  a successor entity succeeds UB Finance.

Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold the Notes through a partnership or other pass-through entity.  Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of U.S. federal gift or estate taxation is not discussed.  Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax considerations of the acquisition, ownership and disposition of the Notes.

Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the Notes that are initial holders of the Notes, that hold the Notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the Notes at the “issue price.”  For this purpose, the “issue price” of a Note is the first price at which a substantial amount of the Notes were sold to the public for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

Each Holder should consult its own tax advisor concerning the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction to its particular situation.

U.S. Holders

Stated Interest on Notes

Stated interest on a Note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting. Stated interest paid on a Note will be includible in income by a U.S. Holder in an amount equal to the U.S. dollar value of the interest, regardless of whether a payment is in fact converted to dollars at that time. If the U.S. Holder uses the cash method of accounting for tax purposes, the U.S. dollar value of the interest is determined using the spot rate at the time payment is received. If a U.S. Holder uses the accrual method of accounting for tax purposes, the U.S. dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period for interest paid in a subsequent taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or partial accrual period) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or afterwards acquired and will be irrevocable without the consent of the U.S. Internal Revenue Service. Any differences in the exchange rate between the rate at which interest on a Note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as ordinary income or loss for U.S. federal income tax purposes. The U.S. dollar value of interest accrued or received, adjusted for any exchange gain or loss as to the amount accrued, generally will be a U.S. Holder’s tax basis in the foreign currency received as interest on a Note.

Additional Amounts

We intend to treat the possibility that we will pay “Additional Amounts” (i.e., the amount of interest provided in the Notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the U.S. Holder) as a remote or incidental contingency, within the meaning of applicable U.S. Treasury regulations. Accordingly, the gross amount of any Additional Amounts should be includible in gross income by a U.S. Holder as ordinary interest income at the time that amount is received or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes in the same manner as discussed above under “— Stated Interest on Notes.” Consequently, the amount a U.S. Holder will include in gross income with respect to a Note could exceed the amount received by the U.S. Holder as stated interest should Additional Amounts be due under the Notes.

Withholding Taxes

Any U.K. taxes withheld and not refunded to a U.S. Holder will be treated as foreign taxes eligible for credit against that Holder’s U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions, including that the U.S. Holder claim any applicable treaty benefits. Alternatively, those taxes are eligible for deduction in computing the U.S. Holder’s taxable income. Stated interest and Additional Amounts will constitute foreign source income for U.S. foreign tax credit purposes. The income will generally constitute “passive income” or, in the case of a U.S. Holder that is a financial services entity, “financial services income,” for U.S. foreign tax credit purposes, unless the rate that applies to the U.S. Holder is 5% or more, in which case the income generally will constitute “high withholding tax interest.” The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances.  Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid under the Notes.

Sale, Exchange or Redemption

Unless a non-recognition provision applies, the sale, exchange, redemption (including under an offer by us) or other disposition of a Note will be a taxable event for U.S. federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between:

(1)                                  the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest); and

(2)                                  the U.S. Holder’s adjusted tax basis in the Note.

A U.S. Holder’s tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, which is the U.S. dollar value of the foreign currency purchase price of the Note translated at the spot rate for the date of purchase, or, in some cases, the settlement date. A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of that foreign currency on the date of receipt.

Except to the extent of exchange gain or loss discussed below, gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held, or treated as held, by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. Upon the sale, exchange, retirement or repayment of a Note, a U.S. Holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the Note was acquired or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a U.S. Holder’s tax basis in a Note will generally equal the U.S. dollar cost of the Note. Exchange gain or loss recognized by a U.S. Holder will generally be treated as ordinary income or loss.

Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  Any loss realized upon a sale, exchange, redemption or other disposition of a Note generally will be allocated against U.S. source income for U.S. foreign tax credit purposes.

Non-U.S. Holders

Subject to the discussion below under “— Information Reporting and Back-up Withholding,” a Non-U.S. Holder of a Note generally will not be subject to U.S. federal income or withholding tax on payments, including stated interest or Additional Amounts in respect of a Note and gain realized on the sale, exchange, redemption or other disposition of a Note unless:

(1)                                  that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, in the case of a treaty resident, attributable to a permanent establishment (or a fixed base) in the United States; or

(2)                                  in the case of a gain, the Non-U.S. Holder of a Note is a nonresident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

Information Reporting and Back-up Withholding

Payments of interest and principal on a Note and the proceeds from the sale or redemption of a Note paid to a U.S. Holder, other than a corporation or other exempt recipient, will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. back-up withholding on interest and principal paid on a Note and proceeds from the sale or redemption of a Note unless the U.S. Holder:

(1)                                  is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

(2)                                  provides a correct taxpayer identification number certified under penalties of perjury, certifies as to no loss of exemption from back-up withholding and otherwise complies with the applicable requirements of the back-up withholding rules.

Interest on a Note paid outside the United States to a Non-U.S. Holder through a U.S. person, or a person with certain enumerated U.S. relationships (a “U.S.-related person”), is subject to information reporting and possible back-up withholding unless documentation and other requirements are satisfied. The payment of principal on a Note and the proceeds from the sale or redemption of a Note by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible back-up withholding unless:

(1)                                  the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption; and

(2)                                  the broker does not have actual knowledge, or reason to know, that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.

The back-up withholding tax rate is 30% for years 2002 and 2003, 29% for years 2004 and 2005, 28% for years 2006 through 2010 and 31% for years 2011 and thereafter. Any amount withheld under the back-up withholding rules will be creditable against the Holder’s U.S. federal income tax liability, subject to satisfaction of certain procedural requirements.  Holders of Notes are urged to consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

THE PRECEDING DISCUSSION OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER  SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

U.K. Tax Considerations

The following summary describes certain limited U.K. tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their Notes and the interest on those Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of U.K tax law and U.K. Inland Revenue practice as of the date hereof. We recommend that holders of Notes should consult their own tax advisors concerning the U.K. tax consequences of holding Notes in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction.  No representations as to the tax consequences to any particular holder of the Notes are made hereby.

Interest on the Notes

The Notes constitute “quoted Eurobonds” within the meaning of section 349 of the U.K. Income and Corporation Taxes Act 1988 (“ICTA”) as they are listed on a “recognized stock exchange” within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently a recognized stock exchange for these purposes. Accordingly, as the Notes are listed on the Luxembourg Stock Exchange, and as long as they remain so listed, payments of interest on the Notes may be made without withholding on account of U.K. income tax.

Interest on the Notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding, except in the hands of a holder who is exempt from U.K. income tax under the terms of an applicable double taxation treaty or otherwise. However, interest on a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a holder of a Note who is not resident for tax purposes in the U.K. unless that holder carries on a trade, profession or vocation in the U.K. through a U.K. permanent establishment, branch or agency in connection with which the interest is received or to which the Note is attributable. There are exemptions for interest received by certain categories of agents, such as brokers and investment managers.

U.K. Corporation Taxpayers

For holders of Notes within the charge to U.K. corporation tax any profits and gains, including interest, arising from the Notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance with the holder’s authorized accounting methods.

Exchange of Information Provisions

Pursuant to the provisions of the Finance Act 2000, the U.K. Inland Revenue can obtain information about the U.K. savings income of individuals, and in certain circumstances, can exchange taxpayer information with the tax authorities of other jurisdictions.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax is payable on the issuance or transfer of the Notes.

EU Proposed Savings Directive

On 21st January, 2003, the European Council of Economics and Finance Ministers (“ECOFIN”) agreed on proposals pursuant to which, with effect from January 1, 2004, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period only, Austria, Belgium and Luxembourg will instead be required to operate a withholding system in relation to such payments (the transitional period being related to the conclusion of certain other agreements relating to information exchange with certain other countries).  It is anticipated that the final text of a Directive to implement the proposals will be decided at the ECOFIN meeting expected to be in March 2003.

Pending agreement on the precise text of the Directive, it is not possible to predict what effect, if any, the adoption of the proposed Directive would have on the Notes or on the payments of principal or interest on the Notes.

We recommend that persons who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions consult their own tax advisors.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

H.                                    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the  SEC at such address, at prescribed  rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit-recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. securities laws is available for public review at our principal executive offices.

I.                                         Subsidiary Information

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risks

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage these risks effectively, we enter into hedging transactions and use derivative financial instruments, pursuant to established internal guidelines and policies, to mitigate the adverse effects of these market risks. We do not enter into financial instruments for trading or speculative purposes.

The following table provides information as of December 28, 2002 about our financial instruments that were sensitive to changes in interest rates. The information is presented in pounds sterling, which is our reporting currency. Actual cash flows of the various instruments are denominated in euro, pounds sterling and dollars.

		Expected to mature before December 28,
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
		(£ million)

Floating rate long-term debt
Senior credit facility	–Facility A	28.4	48.0	54.4	61.4	28.3		220.5	220.5
	–Facility B					52.7	52.7	105.4	105.4
	–Facility C						106.1	106.1	106.1
	–Facility D						21.7	21.7	21.7
Total floating rate		28.4	48.0	54.4	61.4	81.0	180.5	453.7	453.7

In order to ensure that there was an appropriate balance between fixed and floating rate debt, interest rate swaps were put in place so that as of December 28, 2002, approximately 48% of our total floating rate debt had been converted into fixed rate debt:

Notional Amount	Fixed Rate	Fair Value
(£ million)		(£ million)
66.2	6.610%	(1.7)
150.0	5.685%	(6.1)
		(7.8)

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM  13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM  14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on its review within 90 days of the date of this annual report of the Group’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Group’s current disclosure controls and procedures are effective to ensure that material information by the Group is recorded, processed, summarized and reported in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Controls

As of the date of this annual report, based on the assessment of the Board, there were no changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.                                              [RESERVED]

PART III

ITEM 17.                 FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.                 FINANCIAL STATEMENTS

The following consolidated financial statements and schedules together with the reports thereon of Ernst & Young LLP, are filed as part of this annual report:

Reports of Independent Auditors

Financial Statements

Consolidated Profit and Loss Accounts of United Biscuits Finance plc for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the period from March 10, 2000 (inception) to December 30, 2000 and United Biscuits (Holdings) Limited for the 15 weeks ended April 14, 2000

Consolidated Statements of Total Recognized Gains and Losses of United Biscuits Finance plc for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the period from March 10, 2000 (inception) to December 30, 2000 and United Biscuits (Holdings) Limited for the 15 weeks ended April 14, 2000

Consolidated Balance Sheets of United Biscuits Finance plc at December 28, 2002 and at December 29, 2001

Consolidated Cash Flow Statements of United Biscuits Finance plc for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the period from March 10, 2000 (inception) to December 30, 2000 and United Biscuits (Holdings) Limited for the 15 weeks ended April 14, 2000

Consolidated Statement of Changes in Shareholders’ Funds of United Biscuits Finance plc for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the period from March 10, 2000 (inception) to December 30, 2000 and United Biscuits (Holdings) Limited for the 15 weeks ended April 14, 2000

Consolidated Profit and Loss Account of Regentrealm Limited for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the 52 weeks ended December 30, 2000

Consolidated Statements of Total Recognized Gains and Losses of Regentrealm Limited for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the 52 weeks ended December 30, 2000

Consolidated Balance Sheets of Regentrealm Limited at December 28, 2002 and at December 29, 2001

Consolidated Cash Flow Statements of Regentrealm Limited for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the 52 weeks ended December 30, 2000

Consolidated Statement of Changes in Shareholders’ Funds of Regentrealm Limited for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the 52 weeks ended December 30, 2000

Notes to the Financial Statements of United Biscuits Finance plc and Regentrealm Limited

Schedules

Schedule II – Valuation and Qualifying Accounts of United Biscuits Finance plc for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the period from March 10, 2000 (inception) to December 30, 2000 and United Biscuits (Holdings) Limited for the 15 weeks ended April 14, 2000 and of Regentrealm Limited for the 52 weeks ended December 28, 2002, the 52 weeks ended December 29, 2001 and the 52 weeks ended December 30, 2000

ITEM 19.                                              EXHIBITS

The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1

Memorandum and Articles of Association of United Biscuits Finance plc (incorporated herein by reference to Exhibit 3.1 to UB Finance’s Registration Statement on Form F-4, filed with the United States Securities and Exchange Commission on October 26, 2001, declared effective on October 31, 2001 (the “Exchange Offer Registration Statement).*

1.2	Memorandum and Articles of Association of Regentrealm Limited (incorporated herein by reference to Exhibit 3.2 to the Exchange Offer Registration Statement).*

1.3

Memorandum and Articles of Association of United Biscuits Group (Investments) Limited (incorporated herein by reference to Exhibit 1.3 to the Annual Report on Form 20-F for the fiscal year ended December 29, 2001).*

2.1

Indenture, dated April 17, 2001, between United Biscuits Finance plc, Regentrealm Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.2	Form of Global Note (included in Exhibit 2.1) (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.3	Form of Definitive Registered Note (included in Exhibit 2.1) (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

*              Incorporated by reference.

Senior Credit Facilities Agreement, dated December 14, 1999, between Regentrealm Limited and Solvecorp Limited, Runecorp Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London, Credit Suisse First Boston and J.P. Morgan plc, as Joint Lead Arrangers, Deutsche Bank AG London, The Chase Manhattan Bank and DLJ Capital Funding, Inc., as Original Lenders, Deutsche Bank AG London as Sole Book Runner, Agent and Security Agent, and Credit Suisse First Boston and J.P. Morgan plc, as Documentation Agents, as amended and restated on April 28, 2000, August 28, 2000, November 28, 2000 and April 17, 2001 (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement).*

2.5

Intra-Group Loan Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Borrower (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6

Subordination Agreement, dated April 17, 2001, between United Biscuits Finance plc, Runecorp Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.6 to the Exchange Offer Registration Statement).*

2.7

Registration Rights Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Guarantor and Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston (Europe) Limited, as the Initial Purchasers (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

4.1

Shareholders Agreement, dated March 17, 2000, between Cinven Limited, Paribas Affaires Industrielles, DB Capital Partners, Nabisco and United Biscuits Group (Investments) Limited as supplemented on April 17, 2000 (incorporated herein by reference to Exhibit 10.1 to the Exchange Offer Registration Statement),* as further supplemented on March 13, 2003.**

4.2

Amended and Restated Merger Agreement dated July 11, 2000 between Deluxestar Limited and Finalrealm Limited and Bladeland Ltd (now United Biscuits Group (Investments) Limited) and Nabisco International Inc., in respect of the acquisition of Nabisco Iberia S.L., Nabisco Saudi Arabia Co. Limited and Nabisco Tunisia S.A..**

4.3

Share Sale Agreement, dated July 11, 2000, between (1) UB Foods US Limited, (2) Nabisco International, Inc., (3) United Biscuits (Holdings) Limited, (4) UB Investments Plc and (5) Runecorp Limited (incorporated herein by reference to Exhibit 10.11 to the Exchange Offer Registration Statement).*

4.4

Trade Mark Sub-Licence Agreement, dated July 11, 2000, between Merola Finance B.V. and Nabisco Iberia S.L. (incorporated herein by reference to Exhibit 10.12 to the Exchange Offer Registration Statement),* as amended by Variation Agreement (Sub-Licence) on February 18, 2003. **

4.5	Know-How Cross Licence Agreement, dated July 11, 2000, between Nabisco Iberia S.L. and Nabisco, Inc. (incorporated herein by reference to Exhibit 10.13 to the Exchange Offer Registration Statement).*

*	Incorporated by reference.
**	Filed herewith

4.6	Assignment of Royal Trade Marks, dated July 11, 2000, between Nabisco, Inc. and Nabisco Iberia S.L. (incorporated herein by reference to Exhibit 10.14 to the Exchange Offer Registration Statement).*

4.7	Royal Trade Mark Use Agreement, dated July 11, 2000, between Nabisco, Inc. and Nabisco Iberia S.L. (incorporated herein by reference to Exhibit 10.15 to the Exchange Offer Registration Statement).*

4.8	Trade Mark Licence Agreement, dated July 11, 2000, between Nabisco Iberia S.L. and Nabisco, Inc. (incorporated herein by reference to Exhibit 10.16 to the Exchange Offer Registration Statement).*

4.9

Trade Mark Assignment for Local Brands, dated July 11, 2000, between Nabisco, Inc. and Nabisco Iberia S.L. (incorporated herein by reference to Exhibit 10.17 to the Exchange Offer Registration Statement).*

8.1	Subsidiaries of United Biscuits Finance plc (incorporated herein by reference to Exhibit 21.1 to the Exchange Offer Registration Statement).*

*              Incorporated by reference.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED BISCUITS FINANCE PLC

	By:	Malcolm Ritchie /s/
	Name:	Malcolm Ritchie
	Title:	Chief Executive Officer

REGENTREALM LIMITED

	By:	Ian Cray /s/
	Name:	Ian Cray
	Title:	Chief Financial Officer

Date: March 24, 2003

CERTIFICATIONS

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Malcolm Ritchie, certify that:

1.	I have reviewed this annual report on Form 20-F of United Biscuits Finance plc (registrant) and Regentrealm Limited (additional registrant);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	Malcolm Ritchie /s/
Malcolm Ritchie
Chief Executive Officer
Date: March 24, 2003

CERTIFICATIONS

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ian Cray, certify that:

1.	I have reviewed this annual report on Form 20-F of United Biscuits Finance plc (registrant) and Regentrealm Limited (additional registrant);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	Ian Cray /s/
Ian Cray
Chief Financial Officer

Date: March 24, 2003

EXHIBIT INDEX

Exhibit	Description

4.1	Agreement Supplemental to the Consortium Agreement, the Shareholders Agreement and Supplemental Agreement, dated March 13, 2003.

4.2

Amended and Restated Merger Agreement dated July 11, 2000 between Deluxestar Limited and Finalrealm Limited and Bladeland Limited and Nabisco International Inc., in respect of the acquisition of Nabisco Iberia S.L., Nabisco Saudi Arabia Co. Limited and Nabisco Tunisia S.A.

4.4	Variation Agreement (Sub-Licence) dated February 18, 2003 between Merola Finance B.V. and Nabisco Iberia S.L.

UNITED BISCUITS FINANCE plc

REPORT OF INDEPENDENT AUDITORS

To:                             The Directors

United Biscuits Finance plc

We have audited the accompanying consolidated balance sheets of United Biscuits Finance plc as at December 29, 2001 and December 28, 2002 and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholders’ funds for the period from March 10, 2000 (inception) to December 30, 2000 and the years ended December 29, 2001 and December 28, 2002, and the consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholders’ funds of United Biscuits (Holdings) Limited (Predecessor) for the 15 weeks ended April 14, 2000. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Biscuits Finance plc at December 29, 2001 and December 28, 2002, and the consolidated results of its operations and its consolidated cash flows for the period from March 10, 2000 (inception) to December 30, 2000, and the years ended December 29, 2001 and December 28, 2002 and the consolidated results of operations and consolidated cash flows of United Biscuits (Holdings) Limited (Predecessor) for the 15 weeks ended April 14, 2000 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 27 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
March 24, 2003

REGENTREALM LIMITED

REPORT OF INDEPENDENT AUDITORS

To:                             The Directors

Regentrealm Limited

We have audited the accompanying consolidated balance sheets of Regentrealm Limited as at December 29, 2001 and December 28, 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholders’ funds for the years ended December 30, 2000, December 29, 2001, and December 28, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regentrealm Limited at December 29, 2001 and December 28, 2002, and the consolidated results of its operations and its consolidated cash flows for the years ended December 30, 2000, December 29, 2001, and December 28, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 27 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
March 24, 2003

UNITED BISCUITS FINANCE plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Company			Predecessor
	Notes	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(3)	Period from March 10, 2000 (inception) to December 30, 2000(1) Restated(3)	15 weeks ended April 14, 2000 Restated(3)
		(£ million)
Turnover: Group and share of joint ventures		1,310.0	1,284.2	978.8	370.5
Less: share of joint ventures’ turnover
Continuing operations		(1.7)	(1.7)	(1.2)	(0.4)
Discontinued operations		—	(19.7)	(96.9)	(41.6)
		(1.7)	(21.4)	(98.1)	(42.0)
Group turnover
Continuing operations	4	1,308.3	1,262.8	880.7	282.3
Discontinued operations		—	—	—	46.2
		1,308.3	1,262.8	880.7	328.5
Cost of sales		(709.8)	(702.8)	(522.6)	(183.4)
Gross profit		598.5	560.0	358.1	145.1
Net operating expenses, including goodwill amortization and operating exceptional items	5 & 10	(540.4)	(525.1)	(311.3)	(147.5)
Group operating profit/(loss)
Continuing operations		58.1	34.9	46.8	(3.2)
Discontinued operations		—	—	—	0.8
	4	58.1	34.9	46.8	(2.4)
Share of operating profit in joint ventures
Continuing operations		0.6	0.5	0.4	0.1
Discontinued operations		—	0.7	1.8	1.3
		0.6	1.2	2.2	1.4

Operating profit/(loss)		58.7	36.1	49.0	(1.0)

Profit/(loss) on disposal of businesses	6	9.9	—	—	(1.0)
Profit/(loss) on disposal of fixed assets		1.2	(8.9)	(0.6)	0.4
Costs relating to offers for Predecessor		—	—	—	(8.6)
Profit/(loss) before interest	5	69.8	27.2	48.4	(10.2)
Interest	7	(142.8)	(154.9)	(103.3)	(3.8)
Loss on ordinary activities before tax		(73.0)	(127.7)	(54.9)	(14.0)
Taxation	8	14.1	28.2	(40.1)	(8.3)
Exceptional taxation refund	9	12.3	—	—	—
Loss attributable to shareholders(2)		(46.6)	(99.5)	(95.0)	(22.3)

(1)

United Biscuits (Finance) plc (the “Company”) did not trade in the period from inception to April 14, 2000, the date United Biscuits (Holdings) Limited (the “Predecessor”) was acquired by a subsidiary of the Company.  Accordingly, the results of the Company presented above for the period from March 10, 2000 (inception) to December 30, 2000 are for the 37 weeks ended December 30, 2000.

(2)

A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 27 of Notes to the Financial Statements.

(3)	The amounts for 2001 and 2000 for the Company and the amounts for the Predecessor have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES(1)

	Company			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(2)	Period from March 10, 2000 (inception) to December 30, 2000(1) Restated(2)	15 weeks ended April 14, 2000 Restated(2)
	(£ million)
Loss attributable to shareholders	(46.6)	(99.5)	(95.0)	(22.3)
Translation differences on foreign currency net investments	0.8	1.1	(13.6)	(0.7)
Total recognized gains and losses relating to the period	(45.8)	(98.4)	(108.6)	(23.0)
Prior year adjustment(2)	(9.1)
Total gains and losses recognised since last annual report	(54.9)

(1)	Comprehensive income as required by U.S. generally accepted accounting principles is set out in Note 27 of Notes to the Financial Statements.

(2)	The amounts for 2001 and 2000 for the Company and the Predecessor have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED BALANCE SHEETS(1)

		At December 28, 2002	At December 29, 2001 Restated(2)
	Notes
		(£ million)
Fixed assets
Intangible assets	10	635.1	675.8
Tangible assets	11	438.9	442.5
Investments in joint ventures	12
Share of gross assets		4.0	3.3
Share of gross liabilities		(0.3)	(0.3)
		3.7	3.0
		1,077.7	1,121.3
Current assets
Stocks	13	76.1	72.9
Debtors	14	311.3	298.5
Assets held for disposal	15	—	38.2
Taxation		1.8	0.5
Cash and short-term deposits	17	21.2	36.8
		410.4	446.9
Creditors: amounts falling due within one year
Trade and other creditors	16	278.6	316.7
Loans, overdrafts and finance lease obligations	17	30.8	35.5
		309.4	352.2

Net current assets		101.0	94.7

Total assets less current liabilities		1,178.7	1,216.0
Creditors: amounts falling due after more than one year
Loans and finance lease obligations	17	632.7	690.3
Amount due to parent company	23	735.2	657.0
Other creditors		1.2	1.5
Taxation		15.2	13.9
		1,384.3	1,362.7

Provisions for liabilities and charges	18	45.2	58.3
		(250.8)	(205.0)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(252.8)	(207.0)
Shareholders’ funds(1)		(250.8)	(205.0)

(1)

A summary of the significant adjustments to shareholders’ funds that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 27 of Notes to the Financial Statements.

(2)	The amounts for 2001 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED CASH FLOW STATEMENTS(1)

		Company			Predecessor
	Notes	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(2)	Period from March 10, 2000 (inception) to December 30, 2000 (1) Restated(2)	15 weeks ended April 14, 2000
		(£ million)
Reconciliation of operating profit to net cash inflow/(outflow) from operating activities
Operating profit/(loss)		58.7	36.1	49.0	(1.0)
Exceptional charges to operating profit		35.4	42.3	18.5	10.0
Operating profit before exceptionals		94.1	78.4	67.5	9.0
Depreciation and goodwill amortization		94.9	89.4	54.7	15.6
(Increase)/decrease in stocks		(0.9)	(2.0)	14.7	1.0
(Increase)/decrease in debtors		(4.9)	(14.7)	10.0	(3.7)
(Decrease)/increase in creditors		(46.4)	(51.4)	63.9	(53.4)
Expenditure against rationalization provisions and operating exceptionals		(31.0)	(31.5)	(17.8)	(1.0)
Other		(0.7)	(1.3)	(4.5)	—
Net cash inflow/(outflow) from operating activities	20	105.1	66.9	188.5	(32.5)

Cash flow statement
Net cash inflow/(outflow) from operating activities	20	105.1	66.9	188.5	(32.5)
Net cash outflow from returns on investments and servicing of finance	20	(63.2)	(70.2)	(63.1)	(3.8)
Tax received/(paid)	20	12.5	2.1	(3.4)	(0.7)
Net cash (outflow)/inflow from capital expenditure and financial investment	20	(54.1)	(47.1)	505.3	(11.7)
Net cash inflow/(outflow) from acquisitions and disposals	20	53.5	59.9	(1,146.3)	(9.7)
Dividends paid	20	—	—	—	(16.9)
Cash inflow/(outflow) before use of liquid resources & financing		53.8	11.6	(519.0)	(75.3)

Net cash (outflow)/inflow from management of liquid resources	20	(0.6)	14.0	80.0	(10.0)
Net cash (outflow)/inflow from financing	20	(69.7)	(70.8)	477.1	(1.4)
(Decrease)/increase in cash in the period	17	(16.5)	(45.2)	38.1	(86.7)

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	17	(689.0)	(725.5)	—	(99.6)
(Decrease)/increase in cash for period		(16.5)	(45.2)	38.1	(86.7)
Repayment of/(increase in) debt		69.7	70.8	(477.1)	1.4
Management of liquid resources		0.6	(14.0)	(80.0)	10.0
Acquisition of Predecessor		—	—	(151.8)	—
Cash/(loans) acquired with purchase of subsidiary		—	7.5	(76.2)	—
Costs of raising finance		—	13.7	25.8	—
Proceeds of issue of shares for cash		—	—	11.2	3.3
New finance leases		(0.7)	—	—	—
Foreign exchange translation difference	17	(6.4)	3.7	(15.5)	4.3
Movement in net borrowings in the period		46.7	36.5	(725.5)	(67.7)
Net borrowings at end of period	17	(642.3)	(689.0)	(725.5)	(167.3)

(1)

The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 27 of Notes to the Financial Statements.

(2)	The amounts for 2001 and 2000 for the Company have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Ordinary Shares of £1 each
Share Capital	(Number)	(£)
	(million)
Company

Authorized
On inception	0.6	0.6
Increase	1.4	1.4
At December 30, 2000, December 29, 2001 and December 28, 2002	2.0	2.0

Allotted, called up and fully paid
At December 30, 2000, December 29, 2001 and December 28, 2002	2.0	2.0

	Ordinary Shares of 29p each
	(Number)	(£)
	(million)
Predecessor

Authorized, allotted, called up and fully paid
At January 1, 2000	473.8	137.4
Issue of shares	1.8	0.5
At April 14, 2000	475.6	137.9

Share capital and reserves	Share capital	Share premium account	Capital reserve	Profit and loss account Restated(1)	Total
	(£ million)
Company

On inception	0.6	—	—	—	0.6
Shares issued	1.4	—	—	—	1.4
Retained loss for the period	—	—	—	(58.8)	(58.8)
Exchange differences	—	—	—	(13.6)	(13.6)
At December 30, 2000 as reported	2.0	—	—	(72.4)	(70.4)
Prior year adjustment(1)	—	—	—	(36.2)	(36.2)
At December 30, 2000 as restated	2.0	—	—	(108.6)	(106.6)
Retained loss for the period as restated	—	—	—	(99.5)	(99.5)
Exchange differences	—	—	—	1.1	1.1
At December 29, 2001, as restated	2.0	—	—	(207.0)	(205.0)
Retained loss for the period	—	—	—	(46.6)	(46.6)
Exchange differences	—	—	—	0.8	0.8
At December 28, 2002	2.0	—	—	(252.8)	(250.8)

Predecessor

At January 1, 2000	137.4	118.8	146.6	68.4	471.2
Shares issued	0.5	2.9	—	—	3.4
Retained loss for the period	—	—	—	(12.9)	(12.9)
Exchange differences	—	—	—	(0.7)	(0.7)
At April 14, 2000	137.9	121.7	146.6	54.8	461.0

(1)	The figures have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated (3)	52 weeks ended December 30, 2000 (1) Restated (3)
		(£ million)

Turnover: Group and share of joint ventures		1,310.0	1,284.2	978.8
Less: share of joint ventures’ turnover
Continuing operations		(1.7)	(1.7)	(1.2)
Discontinued operations		—	(19.7)	(96.9)
		(1.7)	(21.4)	(98.1)

Group turnover – continuing operations		1,308.3	1,262.8	880.7
Cost of sales		(709.8)	(702.8)	(522.6)
Gross profit		598.5	560.0	358.1
Net operating expenses, including goodwill amortization and operating exceptional items	5 & 10	(540.4)	(525.1)	(311.3)

Group operating profit – continuing operations		58.1	34.9	46.8
Share of operating profit in joint ventures
Continuing operations		0.6	0.5	0.4
Discontinued operations		—	0.7	1.8
		0.6	1.2	2.2
Operating profit		58.7	36.1	49.0

Profit on disposal of businesses	6	9.9	—	—
Profit/(loss) on disposal of fixed assets		1.2	(8.9)	(0.6)
Profit before interest	5	69.8	27.2	48.4
Interest	7	(141.8)	(149.3)	(97.8)
Loss on ordinary activities before tax		(72.0)	(122.1)	(49.4)
Taxation	8	14.1	28.2	(40.1)
Exceptional taxation refund	9	12.3	—	—
Loss attributable to shareholders(2)		(45.6)	(93.9)	(89.5)

(1)

Regentrealm Limited (“Regentrealm) did not trade in the period from January 2, 2000 to April 14, 2000, the date on which United Biscuits (Holdings) Limited (the “Predecessor”) was acquired by a subsidiary of Regentrealm. Accordingly, the results of Regentrealm, presented above for the 52 weeks ended December 30, 2000, reflect the consolidated results of operations of Regentrealm for the 37 weeks ended December 30, 2000.

(2)

A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 27 of Notes to the Financial Statements.

(3)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES(1)

	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated (2)	52 weeks ended December 30, 2000 Restated (2)
	(£ million)

Loss attributable to shareholders	(45.6)	(93.9)	(89.5)
Translation differences on foreign currency net investments	0.8	1.1	(13.6)
Total recognized gains and losses relating to the period	(44.8)	(92.8)	(103.1)
Prior year adjustment(2)	(9.1)
Total gains and losses recognised since last annual report	(53.9)

(1)	Comprehensive income as required by U.S. generally accepted accounting principles is set out in Note 27 of Notes to the Financial Statements.

(2)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED BALANCE SHEETS

	Notes	At December 28, 2002	At December 29, 2001 Restated (2)
		(£ million)
Fixed Assets
Intangible assets	10	635.1	675.8
Tangible assets	11	438.9	442.5
Investments in joint ventures	12
Share of gross assets		4.0	3.3
Share of gross liabilities		(0.3)	(0.3)
		3.7	3.0
		1,077.7	1,121.3
Current assets
Stocks	13	76.1	72.9
Debtors	14	331.6	318.8
Assets held for disposal	15	—	38.2
Taxation		1.8	0.5
Cash and short-term deposits	17	21.2	36.8
		430.7	467.2
Creditors: amounts falling due within one year
Trade and other creditors	16	273.6	311.6
Loans, overdrafts and finance lease obligations	17	31.8	36.4
		305.4	348.0

Net current assets		125.3	119.2

Total assets less current liabilities		1,203.0	1,240.5

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	17	416.0	481.4
Amount due to United Biscuits Finance plc	23	964.1	879.3
Other creditors		1.2	1.5
Taxation		15.2	13.9
		1,396.5	1,376.1

Provisions for liabilities and charges	18	45.2	58.3
		(238.7)	(193.9)
Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(240.7)	(195.9)
Shareholders’ funds(1)		(238.7)	(193.9)

(1)

A summary of the significant adjustments to shareholders’ funds that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 27 of Notes to the Financial Statements.

(2)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED CASH FLOW STATEMENTS(1)

	Notes	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(2)	52 weeks ended December 30, 2000 Restated(2)
		(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		58.7	36.1	49.0
Exceptional charges to operating profit		35.4	42.3	18.5
Operating profit before exceptionals		94.1	78.4	67.5
Depreciation and goodwill amortization		94.9	89.4	54.7
(Increase)/decrease in stocks		(0.9)	(2.0)	2.7
(Increase)/decrease in debtors		(4.9)	(5.8)	14.5
(Decrease)/increase in creditors		(45.4)	(51.6)	68.8
Expenditure against rationalization provisions and operating exceptionals		(31.0)	(31.5)	(17.8)
Other		(0.7)	(1.3)	(4.5)
Net cash inflow from operating activities		106.1	75.6	185.9

Cash flow statement
Net cash inflow from operating activities		106.1	75.6	185.9
Net cash outflow from returns on investments and servicing of finance	20	(63.2)	(70.2)	(63.1)
Tax received/(paid)	20	12.5	2.1	(3.4)
Net cash (outflow)/inflow from capital expenditure and financial investment	20	(54.1)	(162.8)	838.4
Net cash inflow/(outflow) from acquisitions and disposals	20	53.5	59.9	(1,146.3)
Cash inflow/(outflow) before use of liquid resources and financing		54.8	(95.4)	(188.5)

Net cash inflow from management of liquid resources	20	(0.6)	14.0	80.0
Net cash (outflow)/inflow from financing	20	(69.7)	36.2	146.6
(Decrease)/increase in cash in the period	17	(15.5)	(45.2)	38.1

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	17	(481.0)	(397.1)	—
(Decrease)/increase in cash for the period		(15.5)	(45.2)	38.1
Repayment of/(increase in) debt		69.7	(36.2)	(146.6)
Management of liquid resources		0.6	(14.0)	(80.0)
Acquisition of Predecessor		—	—	(151.8)
Cash/(loans) acquired with purchase of subsidiary		—	7.5	(76.2)
Costs of raising finance		—	3.4	15.6
Proceeds of issue of shares for cash		—	—	11.2
New finance leases		(0.7)	—	—
Foreign exchange translation difference	17	0.3	0.6	(7.4)
Movement in net borrowings in the period		54.4	(83.9)	(397.1)
Net borrowings at end of period	17	(426.6)	(481.0)	(397.1)

(1)

The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 27 of Notes to the Financial Statements.

(2)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Share capital		Profit and loss account Restated(1)
	Authorized and allotted, called up and fully paid Ordinary Shares of £1 each			Total
	(Number)	(£)
	(million)		(£ million)

At December 30, 2000 as reported	2.0	2.0	(66.9)	(64.9)
Prior year adjustment(1)	—	—	(36.2)	(36.2)
At December 30, 2000 as restated	2.0	2.0	(103.1)	(101.1)
Retained loss for the period as restated	—	—	(93.9)	(93.9)
Exchange differences	—	—	1.1	1.1
At December 29, 2001 as restated	2.0	2.0	(195.9)	(193.9)
Retained loss for the period	—	—	(45.6)	(45.6)
Exchange differences	—	—	0.8	0.8
At December 28, 2002	2.0	2.0	(240.7)	(238.7)

(1)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

and REGENTREALM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1              Basis of preparation and description of business

United Biscuits Finance plc (the “Company”) was incorporated on March 10, 2000 as a private limited company under the name Dreadstar Limited. On November 28, 2000 it was re-registered as a public limited company and its name changed to United Biscuits Finance plc.

Regentrealm Limited (“Regentrealm”) was incorporated on November 29, 1999 as a private limited company. Regentrealm acts as guarantor under the terms of the Indenture relating to the issue of the Senior Subordinated Notes by the Company.

The Company is the immediate parent company of Regentrealm which is wholly owned.

The Company and Regentrealm were formed, together with a number of other entities, by a consortium of financial investors which ultimately consisted of funds advised or managed by Paribas Affaires Industrielles (now PAI management) (“PAI”), Cinven Limited, DB Capital Partners, whose interests in the Company and Regentrealm were acquired by MidOcean Partners, LP (“MidOcean”) in February 2003, and Nabisco (collectively, the “Equity Sponsors”) in connection with the acquisition (the “Acquisition”) of United Biscuits (Holdings) plc, a company then listed on the London Stock Exchange. Subsequent to its acquisition, United Biscuits (Holdings) plc was re-registered as a private limited company and re-named United Biscuits (Holdings) Limited (the “Predecessor”). In these financial statements, the term the “Group” is used to refer both to the Company, together with its subsidiaries subsequent to the Acquisition, and the Predecessor, together with its subsidiaries prior to the Acquisition. The term “Group” also refers to Regentrealm together with its subsidiaries where the context so requires.

The purchase of the Predecessor by the Company has been reflected in the consolidated financial statements using the acquisition method of accounting.

These financial statements have been prepared to show the performance of the Predecessor and its subsidiaries for the 15 weeks ended April 14, 2000, the Company and its subsidiaries for the period from March 10, 2000 (inception) to December 30, 2000, the year ended December 29, 2001 and the year ended December 28, 2002 and Regentrealm and its subsidiaries for the years ended December 30, 2000, December 29, 2001 and December 28, 2002. Prior to the Acquisition on April 14, 2000, the Company and Regentrealm did not trade. Accordingly, the Company’s consolidated profit and loss account and cash flow statement for the period from March 10, 2000 (inception) to December 30, 2000 and that of Regentrealm for the year ended December 30, 2000 reflect the results of operations of the Group for the 37 weeks ended December 30, 2000.

In connection with the Acquisition, it was agreed that the Group would sell its operations in Scandinavia, Malaysia, Singapore, Finland, Poland and Hungary, its snack interests in Germany and Italy and certain savory biscuit brands in the United Kingdom to Group Danone S.A. and its operations in China, Hong Kong and Taiwan to Nabisco. The net assets of these operations have been recorded by the Company as assets held for disposal within current assets at their anticipated net disposal proceeds and the results of operations have not been consolidated subsequent to April 14, 2000. During the 37-week period ended December 30, 2000, the Group sold all its investments in these businesses with the exception of the investments in China, Finland and Poland. The Group’s operations in Poland and Finland were sold in February 2001 and May 2001, respectively. The Group’s operations in China were sold on March 25, 2002. The results of these operations are reflected as discontinued operations in the financial statements of the Predecessor.

In connection with the Acquisition, it was also agreed that the Group would acquire from Nabisco, through an affiliated company, its European, Middle Eastern and North African biscuit and dessert mix operations and certain other food businesses. The European and North African businesses were acquired on July 11, 2000 and April 20, 2001, respectively, and have been reflected in the consolidated financial statements using the acquisition method of accounting. At December 28, 2002 the acquisition of the Middle Eastern business had not been completed and, since the year end, an agreement, effective February 18, 2003, has been reached with Nabisco whereby the acquisition will no longer proceed. As a consequence, $4.8 million has been paid to the Group by Nabisco.

The Group is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and continental Western Europe.  The Company’s continuing operations have been divided into seven segments reflecting the internal operational management structure of the Group. These segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export and Other. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Company’s legal, company secretarial, pension administration, tax and treasury functions.

2              Accounting policies

Basis of accounting

The financial statements are prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.

In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. A reconciliation to U.S. GAAP is set out in Note 27.

Also, in preparing the financial statements for the current period, the Group has adopted FRS 19 “Deferred Taxation”. The adoption of FRS 19 has resulted in a change of accounting policy for deferred taxation and as a result, deferred tax is now recognized in accordance with the accounting policy described below. This change in accounting policy has resulted in a restatement to prior years for the Group, reducing shareholders’ funds at December 30, 2000 by £36.2 million and at December 29, 2001 by £9.1 million. The provision for deferred taxation has been increased by £17.7 million at December 29, 2001 (£45.3 million at December 30, 2000) and the goodwill that arose on the acquisition of United Biscuits (Holdings) Limited has been increased by £9.4 million. The effect on the profit and loss account has been to decrease the tax charge in 2001 by £27.6 million (an increase in the tax charge of £36.0 million for the year ended December 30, 2000).

Basis of consolidation

The financial statements of the Company, Regentrealm and the Predecessor consolidate, respectively, the accounts of the Company, Regentrealm and the Predecessor and their respective subsidiaries, together with the Group’s share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated and the Group’s share of the results of joint ventures are included for the periods from their effective date of acquisition or to their effective date of sale.

Turnover

Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

Revenue recognition

Sales are recognized based on confirmed deliveries to customers.

Research and development

Expenditure on research and development is written off as incurred.

Foreign currency translation

The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the year end. Exchange differences arising on the re-translation of opening net assets are taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences arising on the translation of foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, Group equity investments in foreign subsidiaries, which are taken directly to reserves together with the exchange difference on the net investment in these subsidiaries.

Taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

•                         provision is made for gains which have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.  However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will again be rolled over into further replacement assets;

•                         provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

•                         deferred tax assets are recognized only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

This policy represents a change in accounting policy for the Company and Regentrealm as a result of the adoption of FRS 19 “Deferred Taxation”.

Exceptional items

Items which are of an exceptional nature by virtue of their size or incidence are included within operating profit unless they represent profits or losses on the sale or termination of a business, costs of fundamental reorganization or restructuring having a material effect on the nature and focus of the Group, or profits or losses on the disposal of fixed assets. In these cases, separate disclosure is provided in the profit and loss account after operating profit.

Pension funding

Pension costs are charged to the profit and loss account over the average expected service lives of current employees. Actuarial surpluses are amortized, on a level capital basis, over the expected remaining service lives of current employees. Differences between amounts charged to the profit and loss account and payments made to the schemes are treated as prepayments or provisions in the balance sheet.

Financial instruments

Derivative financial instruments are used by the Group to manage foreign currency and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognized as adjustments to the interest charge over the period of the contracts. Gains or losses on forward and option contracts for foreign currency and commodities are recognized in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealized profits generated prior to maturity, are included in the balance sheet as prepayments or accruals, respectively, pending amortization to the profit and loss account over the period of usage of the hedged commodity.

Certain commodities are purchased on the futures market in order to reduce the exposure to changes in the cost of ingredients. When contracts are closed, the realized surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

Option premiums paid are recognized in the profit and loss account as incurred. Premiums and discounts arising on financial liabilities are amortized over the remaining life of the instrument concerned.

Finance costs on debt

Costs associated with the raising of finance are deferred and amortized over the period of related borrowings.

Goodwill

On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net tangible assets acquired and to intangible assets where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalized on the consolidated balance sheet. Goodwill and where appropriate, separately identified intangibles, are amortized in equal installments over their useful economic lives which, in the absence of indications to the contrary, will be assumed to be no more than 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

Tangible fixed assets

Tangible fixed assets are held at cost. The Group has a policy of not revaluing tangible fixed assets.

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual installments, principally at the following rates:

Land and buildings	- 1.5% unless short leasehold
Short leaseholds	- over the life of the lease
Plant	- 3% to 15% pa
Vehicles	- 20% to 30% pa
Fixtures and fittings	- 10% to 33% pa

Assets under construction are capitalized as part of fixed assets but are not depreciated until such time as construction is complete when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

The carrying values of tangible fixed assets are reviewed where there are indications of impairment.

Government grants

Capital grants received in respect of any fixed assets are credited to deferred income and amortized to the profit and loss account over the economic useful lives of the assets to which they relate.

Employee Share Ownership Plan (ESOP)

Shares of the Predecessor held to the order of the ESOP Trust were shown on its balance sheet as investments held at directors’ valuation based on their market value at the balance sheet date. Any losses, and any gains to the extent that they represented the reversal of previous revaluation losses, were taken to the profit and loss account as exceptional items. The corresponding borrowings used to finance the shares purchased were recorded as borrowings of the Group.  Dividend income, interest expense and costs of the Trust were recorded with the appropriate captions in the profit and loss account. Following the Acquisition, the ESOP was cancelled.

Stocks

Stocks are valued at the lower of cost and net realizable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by Group companies comprises direct material and labor costs together with appropriate factory overheads.

Cash and short-term deposits

Cash includes cash in hand and deposits repayable on demand with any qualifying financial institutions, less overdrafts from any qualifying institution repayable on demand.

Leasing and hire purchase commitments

Assets obtained under finance leases and hire purchase contracts are capitalized and depreciated over their useful lives.  The interest element of the rental obligations is charged to the profit and loss account over the period of the primary lease and represents a constant proportion of the balance of capital repayments outstanding.  Rentals paid under operating leases are charged to income on a straight-line basis over the term of the lease.

Advertising costs

Advertising costs are expensed as incurred.

Software development costs

Costs incurred in developing software for internal use are capitalized when the software reaches the application development stage and are amortized over the expected useful economic life of the software.

Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from those estimates.

3              Acquisitions

Company and Regentrealm

52 weeks ended December 28, 2002

Neither the Company nor Regentrealm made any acquisitions in the year ended December 28, 2002.

52 weeks ended December 29, 2001

United Biscuits Tunisia S.A.

On April 20, 2001 the Group acquired a 100% interest in United Biscuits Tunisia S.A.

Details of the assets acquired and goodwill arising are set out below:

	Book value	Accounting Policy Alignment	Adjustments	Fair value
		(£ million)

Tangible fixed assets	2.6	(1.4)	—	1.2
Stocks	1.3	—	(0.3)	1.0
Debtors	1.5	—	(0.2)	1.3
Creditors	(2.7)	—	(0.5)	(3.2)
Cash acquired	7.5	—	—	7.5
	10.2	(1.4)	(1.0)	7.8
Goodwill arising				10.7
Total purchase consideration (including transaction costs of £0.1 million)				18.5

The accounting policy alignment to fixed assets represents the alignment of depreciation rates with those of the Group.

Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)

United Biscuits (Holdings) Limited (Predecessor)

On April 14, 2000 the Group acquired 93% of the outstanding shares of United Biscuits (Holdings) plc.  On June 13, 2000 the Group acquired the remaining shares of United Biscuits (Holdings) plc pursuant to the compulsory  acquisition provisions of the Companies Act 1985 and  re-registered the company as a private limited company, to become United Biscuits (Holdings) Limited.

In the year ended December 29, 2001, the fair values originally allocated to the purchased assets have been revised and finalised as permitted by FRS 7.  The details of revisions to provisional fair values and the impact on goodwill arising are set out below.

	Book value Restated(1)	Adjustments(2)	Provisional fair values Restated(1)	Revisions to provisional fair values	Final fair values Restated(1)
			(£ million)
Intangible fixed assets	53.4	(53.4)	—	—	—
Tangible fixed assets	503.2	(86.9)	416.3	—	416.3
Investments	26.4	12.5	38.9	(0.9)	38.0
Stocks	64.3	(12.7)	51.6	—	51.6
Debtors	288.0	(32.7)	255.3	(3.7)	251.6
Assets held exclusively for resale	—	340.5	340.5	(1.2)	339.3
Creditors	(276.9)	46.0	(230.9)	0.3	(230.6)
Provisions	(37.1)	0.2	(36.9)	—	(36.9)
Net debt assumed	(167.3)	15.5	(151.8)	—	(151.8)
	454.0	229.0	683.0	(5.5)	677.5
Goodwill arising			647.5		653.0
Total purchase consideration (including transaction costs of £46.6 million)			1,330.5		1,330.5

(1)	The book value, provisional fair values and final fair values have been restated to reflect the adoption of FRS 19 (see Note 2 to the Financial Statements).

(2)

The adjustments to book value represent the increase to estimated net realizable value of the net assets held for disposal (see note 1) and of the Group’s interest in the Young’s Bluecrest joint venture which was sold in March 2001.

United Biscuits Iberia, S.L. (formerly Nabisco Iberia, S.L.)

On July 11, 2000, the Group acquired a 100% interest in United Biscuits Iberia, S.L.

In the year ended December 29, 2001, the fair values originally allocated to the purchased assets have been revised and finalised as permitted by FRS 7. The details of revisions to provisional fair values and the impact on goodwill arising are set out below:

	Book & provisional fair values	Revisions to provisional fair values	Final fair values
		(£ million)

Tangible fixed assets	38.3	—	38.3
Cash	1.2	—	1.2
Stocks	23.1	—	23.1
Debtors	47.3	—	47.3
Creditors	(38.2)	(0.3)	(38.5)
Provisions	(1.9)	—	(1.9)
Loans	(77.4)	—	(77.4)
	(7.6)	(0.3)	(7.9)
Goodwill arising	85.4		70.4
Total purchase consideration	77.8		62.5

Under the conditions of the purchase agreement the company agreed with Nabisco, in November 2001, to adjust the purchase consideration for United Biscuits Iberia, S.L.

The loss after tax of United Biscuits Iberia under Spanish GAAP for the period January 1, 2000 to the date of acquisition was €17.0 million (year ended December 31, 1999 loss of €35.0 million).

Had the acquisitions of the Predecessor and United Biscuits Iberia been consummated on March 10, 2000 (inception) in the case of the Company or on January 1, 2000 and November 29, 1999 (inception) in the case of Regentrealm, the unaudited pro forma Group turnover and loss attributable to shareholders would have been as follows:

Company

Regentrealm

	Period from March 10, 2000 (inception) to December 30, 2000	52 weeks ended December 30, 2000	Period from November 29, 1999 (inception) to January 1, 2000
		(£ million)

Group turnover	1,040.0	1,232.6	98.6
Net loss	(63.6)	(164.3)	(22.6)

Predecessor

15 weeks ended April 14, 2000

The Group made no acquisitions during the 15 weeks ended April 14, 2000.

4              Segmental analysis

In the first quarter of the year ended December 29, 2001, the Group’s continuing operations were divided into seven segments, reflecting the new internal operational management structure of the Group. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central. The segmental amounts for continuing operations for the period from March 10, 2000 (inception) to December 30, 2000 (Company) and the 52 weeks ended December 30, 2000 (Regentrealm) and for the 15 weeks ended April 14, 2000 (Predecessor) have been restated to reflect the new segments.

U.K. Biscuits covers manufacturing and marketing of biscuits and cakes in the United Kingdom and marketing of biscuits and cakes in the Republic of Ireland. Northern Europe covers the manufacturing and marketing of biscuits in France, Belgium and the Netherlands. Southern Europe covers the manufacturing and marketing of biscuits and other food products in Iberia. General Export covers exports of branded products around the world and includes the operations in Tunisia. U.K. Snacks covers the manufacturing and marketing of savory snacks, nuts and crisps in the United Kingdom. The Benelux snack business is categorized as Other. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Company’s legal, company secretarial, pension administration, tax and treasury functions.

	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million except for average number of employees )
Company and Regentrealm

52 weeks ended December 28, 2002

Group turnover	510.7	195.6	183.6	309.6	79.7	29.1	—	1,308.3
Group operating profit/(loss) before goodwill and exceptional items	72.0	5.7	18.0	35.2	17.6	(2.8)	(11.5)	134.2
Goodwill and exceptional items	(8.3)	(9.3)	(2.4)	(0.1)	0.2	(0.2)	(56.0)	(76.1)
Group operating profit/(loss)	63.7	(3.6)	15.6	35.1	17.8	(3.0)	(67.5)	58.1
Share of operating profit in joint ventures								0.6
Operating profit								58.7
Profit on disposal of businesses								9.9
Profit on disposal of fixed assets								1.2
Profit before interest								69.8

Depreciation	27.7	6.3	5.6	10.3	0.4	1.4	2.5	54.2
Gross capital expenditure	17.1	11.8	7.7	10.2	0.2	1.5	10.7	59.2
Total assets (at period end) – Company	331.7	133.2	115.6	123.7	34.3	9.2	740.4	1,488.1
Total assets (at period end) – Regentrealm	331.7	133.2	115.6	123.7	34.3	9.2	760.7	1,508.4
Long-lived assets (at period end)	217.6	69.0	40.4	53.4	1.0	7.0	689.3	1,077.7
Average number of employees	4,624	2,086	1,170	2,375	113	184	588	11,140

Company and Regentrealm

52 weeks ended December 29, 2001

Group turnover	498.6	185.6	156.8	309.0	82.9	29.9	—	1,262.8
Group operating profit/(loss) before goodwill and exceptional items(3)	71.3	(6.6)	11.7	38.2	12.2	(1.3)	(11.9)	113.6
Goodwill and exceptional items(4)	(4.3)	(8.8)	(2.6)	(0.9)	(2.9)	(0.1)	(59.1)	(78.7)
Group operating profit/(loss)	67.0	(15.4)	9.1	37.3	9.3	(1.4)	(71.0)	34.9
Share of operating profit in joint ventures								1.2
Operating profit								36.1
Loss on disposal of fixed assets								(8.9)
Profit before interest								27.2

Depreciation	29.4	5.5	5.2	10.2	0.4	1.2	1.1	53.0
Gross capital expenditure	13.1	7.3	4.7	9.4	0.1	0.3	13.4	48.3
Total assets (at period end) – Company(4)	329.1	113.0	108.3	118.8	59.1	11.7	828.2	1,568.2
Total assets (at period end) – Regentrealm(4)	329.1	113.0	108.3	118.8	59.1	11.7	848.5	1,588.5
Long-lived assets (at period end)	228.5	55.9	38.8	46.6	1.3	6.4	743.8	1,121.3
Average number of employees	4,955	2,340	1,153	2,518	155	167	791	12,079

(1)	Discontinued operations comprised the results of the Group’s International businesses (see Note 1) and, for joint ventures, the Groups’ share of results of its Young’s Bluecrest joint venture.

(2)

The Company did not trade in the period from March 10, 2000 to April 14, 2000 and Regentrealm did not trade in the period from January 2, 2000 to April 14, 2000. Accordingly, the results of the Company presented above for the period from March 10, 2000 to December 30, 2000 and for Regentrealm presented above for the 52 weeks ended December 30, 2000 are for the 37 weeks ended December 30, 2000.

(3)	The amounts for 2001 and 2000 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

(4)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million except for average number of employees)
Period From March 10, 2000(inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)(1)

Group turnover	359.4	131.5	79.8	222.0	65.3	22.7		880.7
Group operating profit/(loss) before goodwill and exceptional items(3)	53.0	(3.2)	5.2	29.6	5.2	0.9	(5.2)	85.5
Goodwill and exceptional items(4)	(2.5)	(1.7)	(1.8)	(0.2)	(0.5)	(0.5)	(31.5)	(38.7)
Group Operating Profit/(loss)	50.5	(4.9)	3.4	29.4	4.7	0.4	(36.7)	46.8
Share of operating profit in joint ventures								2.2
Operating profit								49.0
Loss on disposal of fixed assets								(0.6)
Profit Before Interest								48.4

Depreciation	18.7	3.7	2.5	6.9	0.1	0.5	0.4	32.8
Gross capital expenditure	16.2	6.5	3.6	5.6	—	0.3	11.0	43.2
Total assets (at period end) – Company(4)	340.2	134.8	114.1	101.3	38.1	15.1	1,015.3	1,758.9
Total assets (at period end) – Regentrealm(4)	340.2	134.8	114.1	101.3	38.1	15.1	1,051.9	1,795.5
Long-lived assets (at period end)	251.6	61.8	38.7	44.9	0.3	7.6	808.0	1,212.9
Average number of employees	5,161	2,464	1,354	2,782	58	150	767	12,736

Predecessor
15 weeks ended April 14, 2000
Group turnover
Continuing operations	129.1	49.5	1.6	77.4	15.3	9.4	—	282.3
Discontinued								46.2
								328.5
Group operating profit/(loss) before goodwill and exceptional items(3)	12.2	(4.7)	0.4	5.5	0.1	0.2	(6.1)	7.6
Goodwill and exceptional items	(5.3)	(3.0)	—	(1.0)	—	—	(1.5)	(10.8)
Group operating profit/(loss) continuing operations	6.9	(7.7)	0.4	4.5	0.1	0.2	(7.6)	(3.2)
Discontinued								0.8
Group operating loss								(2.4)
Share of operating profit in joint ventures								1.4
Operating loss								(1.0)
Loss on disposal of business								(1.0)
Profit on disposal of fixed assets								0.4
Costs relating to offers for the predecessor								(8.6)
Loss before interest								(10.2)

Depreciation	8.1	2.0	—	3.2	—	0.2	0.2	13.7
Gross capital expenditure	4.4	1.1	—	0.2	—	—	6.2	11.9
Total assets (at period end)	291.7	161.3	—	99.4	41.2	15.9	225.1	834.6
Long-lived assets (at period end)	252.9	61.1	—	45.3	0.4	7.2	129.2	496.1
Average number of employees	5,339	2,351	—	2,796	86	162	767	11,501

(1)	Discontinued operations comprised the results of the Group’s International businesses (see Note 1) and, for joint ventures, the Groups’ share of results of its Young’s Bluecrest joint venture.

(2)

The Company did not trade in the period from March 10, 2000 to April 14, 2000 and Regentrealm did not trade in the period from January 2, 2000 to April 14, 2000. Accordingly, the results of the Company presented above for the period from March 10, 2000 to December 30, 2000 and for Regentrealm presented above for the 52 weeks ended December 30, 2000 are for the 37 weeks ended December 30, 2000.

(3)	The amounts for 2001 and 2000 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

(4)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

	United Kingdom & Ireland	Continental Europe	Asia	Rest of World	Discontinued(1)	Total
	(£ million)
Company and Regentrealm

52 weeks ended December 28, 2002

Group Turnover
By source	820.3	488.0	—	—	—	1,308.3
By destination	811.8	434.9	3.8	57.8	—	1,308.3

Long-lived assets (at period end)	960.3	117.4	—	—	—	1,077.7

52 weeks ended December 29, 2001

Group Turnover
By source	807.6	455.2	—	—	—	1,262.8
By destination	807.7	392.5	2.7	59.9	—	1,262.8

Long-lived assets (at period end)(4)	1,018.9	102.4	—	—	—	1,121.3

Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)(2)

Group Turnover
By source	581.4	299.3	—	—	—	880.7
By destination	571.4	255.7	5.0	48.6	—	880.7

Long-lived assets (at period end)(4)	1,104.5	108.4	—	—	—	1,212.9

Predecessor

15 weeks ended April 14, 2000

Group Turnover
By source	206.5	75.8	—	—	46.2	328.5
By destination	206.4	66.9	0.7	8.3	46.2	328.5

Long-lived assets (at period end)	427.4	68.7	—	—	86.9	583.0

(1)	Discontinued operations comprised the results of the Group’s International businesses (see Note 1) and, for joint ventures, the Groups’ share of results of its Young’s Bluecrest joint venture.

(2)

The Company did not trade in the period from March 10, 2000 to April 14, 2000 and Regentrealm did not trade in the period from January 2, 2000 to April 14, 2000. Accordingly, the results of the Company presented above for the period from March 10, 2000 to December 30, 2000 and for Regentrealm presented above for the 52 weeks ended December 30, 2000 are for the 37 weeks ended December 30, 2000.

(3)	The amounts for 2001 and 2000 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

(4)	The amounts for 2001 and 2000 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

5                                         Profit/(loss) before interest

Profit/(loss) before interest is after charging:

	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)
				15 weeks ended April 14, 2000
		(£ million)
Operating exceptional items (included with administrative expenses)
Acquisition-related restructuring costs	—	0.5	2.0	—
Onerous leasehold contracts	3.6	4.8	2.1	—
Factory closures and reorganization costs	23.8	34.8	12.7	4.3
Termination of Canadian distribution agreement	—	2.2	—	—
Fixed asset impairments(1)	8.0	—	—	5.7
Share of joint venture’s exceptional items	—	—	1.7	—
	35.4	42.3	18.5	10.0

Depreciation of tangible fixed assets	54.2	53.0	32.8	14.8
Amortization of goodwill restated(2)	40.7	36.4	21.9	0.8
Operating lease rentals
Plant and machinery	7.2	8.2	5.2	2.2
Land and buildings	7.8	5.2	5.8	2.1
Research and development	6.7	6.4	5.5	2.7
Advertising costs	43.9	32.6	23.0	10.3

	(£’000)
Directors’ emoluments	1,057	884	235	88
Emoluments of the highest paid director	957	784	133	67

Fees payable to auditors	(£’000)
Audit fees	713	630	562	228
Internal audit services(3)	124	720	438	194
For other services - United Kingdom	33	115	434	106
For other services - overseas	5	5	10	7

(1)

The charge for fixed asset impairments in the 52 weeks ended December 28, 2002 was in respect of the write off of redundant production assets and impairment to land and buildings. The charge for fixed asset impairments in the 15 weeks ended April 14, 2000 was in respect of the write-off of redundant production assets.

(2)	The amounts for 2001 and 2000 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

(3)	Following the issue of revised SEC guidelines on independence, it was agreed with Ernst & Young LLP, during the year, that they should cease to perform internal audit services.

All activities of the Company and Regentrealm for 2000 relate to acquisitions during the period.

	Company and Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(2)
	Continuing operations	Continuing operations	Discontinued operations	Total
	(£ million)		(£ million)

Turnover	1,308.3	1,262.8	—	1,262.8
Cost of sales	(709.8)	(702.8)	—	(702.8)
Gross profit	598.5	560.0	—	560.0
Distribution, selling and marketing expenses	(385.8)	(365.8)	—	(365.8)
Administrative expenses(1)	(120.0)	(123.9)	—	(123.9)
Goodwill amortization	(40.7)	(36.4)	—	(36.4)
Other income	6.1	1.0	—	1.0
Group operating profit	58.1	34.9	—	34.9
Share of joint ventures	0.6	0.5	0.7	1.2
	58.7	35.4	0.7	36.1
Non-operating exceptional items	11.1	(8.9)	—	(8.9)
Profit before interest	69.8	26.5	0.7	27.2

	Company and Regentrealm			Predecessor
	Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm) Restated(2)
				15 weeks ended April 14, 2000
	Continuing Operations	Discontinued operations	Total	Continuing Operations	Discontinued operations	Total
	(£ million)
Turnover	880.7	—	880.7	282.3	46.2	328.5
Cost of sales	(522.6)	—	(522.6)	(160.2)	(23.2)	(183.4)
Gross profit	358.1	—	358.1	122.1	23.0	145.1
Distribution, selling and marketing expenses	(219.9)	—	(219.9)	(89.2)	(15.6)	(104.8)
Administrative expenses(1)	(74.6)	—	(74.6)	(41.1)	(4.2)	(45.3)
Goodwill amortization	(21.9)	—	(21.9)	(0.8)	—	(0.8)
Other income	5.1	—	5.1	5.8	(2.4)	3.4
Group operating (loss)/profit	46.8	—	46.8	(3.2)	0.8	(2.4)
Share of joint ventures	0.4	1.8	2.2	0.1	1.3	1.4
	47.2	1.8	49.0	(3.1)	2.1	(1.0)
Non-operating exceptional items	(0.6)	—	(0.6)	(9.0)	(0.2)	(9.2)
(Loss)/profit before interest	46.6	1.8	48.4	(12.1)	1.9	(10.2)

(1)	Inclusive of operating exceptional items.

(2)	The amounts for 2001 and 2000 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

6              Exceptional profit/(loss) on disposal of business

Company and Regentrealm

52 weeks ended December 28, 2002

Profit on disposal

In April 2002, £25.1 million was received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits (Holdings) Limited to Inflo Holdings Corporation in 1996.

Loss on disposal

In September 2002, the group sold its production operation at Hatton, Scotland to Murdoch and Allen giving rise to an exceptional loss of £0.8 million. In December 2002, the group sold its biscuit manufacturing plant at Aguilar in Southern Europe to Groupo Siro, resulting in an exceptional loss of £14.4 million.

Predecessor

15 weeks ended April 14, 2000

In February 2000, the Group sold its Snacksdirect van sales operation to Palmer & Harvey McLane Limited, giving rise to an exceptional loss of £1.0 million.

7              Interest

	Company			Predecessor	Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000	15 weeks ended April 14, 2000	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	52 weeks ended December 30, 2000
	(£ million)
Interest payable
Senior credit facility	(32.3)	(38.8)	(22.0)	—	(32.3)	(38.8)	(22.0)
Senior subordinated bridge	—	(13.0)	(28.1)	—	—	—	—
Senior subordinated notes	(23.6)	(16.4)	—	—	—	—	—
Bank loans and overdrafts	(1.9)	(1.7)	(17.3)	(6.9)	(1.9)	(1.7)	(17.3)
Other	(5.9)	(5.7)	(9.7)	(6.3)	(5.9)	(5.7)	(9.7)
Interest payable to related companies	(78.1)	(75.4)	(42.2)	—	(101.7)	(104.8)	(70.2)
Amortized finance charges	(3.4)	(7.9)	(7.5)	—	(2.4)	(2.3)	(2.0)
	(145.2)	(158.9)	(126.8)	(13.2)	(144.2)	(153.3)	(121.3)
Interest receivable
Short-term deposits	2.4	3.3	3.1	2.4	2.4	3.3	3.1
Other	—	0.9	20.8	7.1	—	0.9	20.8
	2.4	4.2	23.9	9.5	2.4	4.2	23.9

	(142.8)	(154.7)	(102.9)	(3.7)	(141.8)	(149.1)	(97.4
Interest payable by joint ventures	—	(0.2)	(0.4)	(0.1)	—	(0.2)	(0.4)
	(142.8)	(154.9)	(103.3)	(3.8)	(141.8)	(149.3)	(97.8)

8              Tax on loss on ordinary activities

The tax charge/(credit) is made up as follows:

	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated (1)	Period from March 10 2000 (inception) to December 30, 2000 (company) and 52 weeks ended December 30, 2000 (Regentrealm) Restated (1)	15 weeks ended April 14, 2000 restated (1)
	(£ million)
Current tax:
UK corporation tax at 30%	0.1	0.1	—	3.5
Tax under/(over) provided in previous years	0.1	(2.6)	—	(5.1)
	0.2	(2.5)	—	(1.6)

Foreign tax	0.3	0.1	2.0	0.4
Tax (over)/under provided in previous years	(0.9)	(0.8)	—	(0.1)
	(0.6)	(0.7)	2.0	0.3

Total current tax	(0.4)	(3.2)	2.0	(1.3)

Deferred tax:
Origination and reversal of timing differences	(13.5)	2.4	1.8	0.1
Adjustment in respect of change in accounting policy	—	(27.6)	35.9	9.4
Effect of decreased tax rate on opening liability	(0.3)	—	—	—
Total deferred tax	(13.8)	(25.2)	37.7	9.5

Group tax on profit/(loss) on ordinary activities	(14.2)	(28.4)	39.7	8.2
Share of tax of joint venture	0.1	0.2	0.4	0.1
Tax on profit/(loss) on ordinary activities	(14.1)	(28.2)	40.1	8.3

(1)          The amounts for 2001 and 2000 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The key factors which may affect future tax charges include the availability of accelerated tax depreciation, utilization of unrecognized losses (see below), changes in tax legislation and the proportion of profits subject to different overseas tax rates.

At December 28, 2002, the Group had tax losses carried forward of approximately £113 million on which deferred tax has not been provided. Of these approximately £61 million relate to non-trading losses in the United Kingdom. These losses can only be offset against future non-trading profits. The balance of £52 million arises in France, Belgium, Spain and the United States. It is not anticipated that these will be able to be offset against profits arising within the next year.

The statutory rate of corporation tax is reconciled to the effective current and overall rates of tax as follows:

	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)	15 weeks ended April 14, 2000
	(percentage )
Reconciliation of current tax rate:

UK Corporation tax standard rate	(30.0)	(30.0)	(30.0)	(30.0)
Rate differential	0.1	(0.3)	(0.5)	1.1
Accelerated capital allowances	20.0	11.8	(8.4)	8.4
Short-term timing differences	(4.5)	(0.6)	(4.1)	1.8
Release of over-provisions in prior year	(1.1)	(2.7)	—	(36.9)
Losses on which no tax credit provided	5.5	7.3	43.5	6.3
Statutory apportionment of profits for tax purposes	—	—	(9.4)	36.6
Goodwill amortization	16.5	8.4	11.9	1.8
Other items	(6.9)	3.7	1.4	2.3
Effective current tax rate - Company	(0.4)	(2.4)	4.4	(8.6)
Losses on which no tax credit provided	—	(0.1)	0.5
Effective current tax rate – Regentrealm	(0.4)	(2.5)	4.9

Reconciliation of overall tax rate:

UK Corporation tax standard rate	(30.0)	(30.0)	(30.0)	(30.0)
Rate differential	0.1	(0.3)	(0.5)	1.1
Accelerated capital allowances	(0.4)	(6.8)	70.7	89.8
Short-term timing differences	0.4	(2.7)	(7.7)	(5.3)
Release of over-provisions in prior year	(13.2)	(2.2)	—	(36.2)
Losses on which no tax credit is provided	14.7	7.8	36.6	(0.8)
Statutory apportionment of profits for tax purposes	—	—	(9.4)	36.6
Goodwill amortization	16.5	8.4	11.9	1.8
Other items	(7.4)	3.7	1.4	2.3
Effective overall tax rate - Company	(19.3)	(22.1)	73.0	59.3
Losses on which no tax credit provided	(0.3)	(1.0)	8.2
Effective overall tax rate – Regentrealm	(19.6)	(23.1)	81.2

For the purposes of U.K. corporation tax, the strict statutory basis for apportionment of profits for the year ended December 30, 2000 between the pre-acquisition and post-acquisition period is time apportionment. This has the effect of bringing taxable profits forward into the 15 weeks ended April 14, 2000.

Loss on ordinary activities before tax is analyzed as follows:

	Company			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10 2000 (inception) to December 30, 2000	15 weeks ended April 14, 2000
	(£ million)
United Kingdom	(74.0)	(121.0)	(49.8)	(6.6)
Overseas	1.0	(6.7)	(5.1)	(7.4)
	(73.0)	(127.7)	(54.9)	(14.0)

	Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	52 weeks ended December 30, 2000
	(£ million)
United Kingdom	(73.0)	(115.4)	(44.3)
Overseas	1.0	(6.7)	(5.1)
	(72.0)	(122.1)	(49.4)

9              Exceptional tax refund

£12.3 million was received in relation to a claim for refund of withholding tax paid in connection with the reorganisation of the US business of United Biscuits (Holdings) Limited in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

10           Intangible assets

Goodwill Restated(1)
(£ million)
Company and Regentrealm

Cost
At December 31, 2000 as reported	723.5
Prior year adjustment – deferred tax(1)	9.4
At December 31, 2000 as restated	732.9
Arising on current year acquisitions	10.7
Arising due to revisions to previous amounts	(9.5)
At December 29, 2001as restated and December 28, 2002	734.1

Amortization
At December 31, 2000 as reported	21.6
Prior year adjustment – deferred tax(1)	0.3
At December 31, 2000 as restated	21.9
Charge for period	36.6
Charge as a result of the deferred tax prior year adjustment	0.5
Credit arising from revisions to previous amounts	(0.7)
At December 29, 2001as restated	58.3
Charge for period(2)	40.7
At December 28, 2002	99.0

Net book value at December 28, 2002	635.1
Net book value at December 29, 2001	675.8

(1)          The amounts for 2001 and 2000 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

(2)          The charge for the period includes £4.2 million accelerated write off of goodwill in respect of a small business unit following a review of the carrying value of goodwill.

The goodwill arising in the 52 weeks ended December 29, 2001 was in respect of the acquisition of United Biscuits Tunisia S.A.

The goodwill arising in the 15 weeks ended April 14, 2000 was in respect of a prior year acquisition.

11           Tangible fixed assets

	Land & buildings
	Freehold	Leasehold	Plant, machinery & vehicles	Fixtures & fittings	Assets under construction	Total
	(£ million)
Company and Regentrealm

Cost
At December 31, 2000	125.5	6.1	268.1	50.1	45.4	495.2
Exchange adjustment	(1.6)	—	(5.1)	(0.5)	(0.3)	(7.5)
Businesses acquired	0.5	—	0.5	0.1	0.1	1.2
Additions	0.7	—	4.5	0.2	42.9	48.3
Reclassifications	(16.9)	8.0	49.1	13.9	(54.1)	—
Disposals	(1.1)	(3.0)	(13.5)	0.5	(4.1)	(21.2)
At December 29, 2001	107.1	11.1	303.6	64.3	29.9	516.0
Exchange adjustment	3.4		11.3	0.9	0.7	16.3
Additions	1.9	0.4	18.9	4.5	33.5	59.2
Reclassifications	1.3	1.0	12.5	6.9	(21.7)	—
Disposals	(4.1)	—	(13.0)	(0.6)	—	(17.7)
At December 28, 2002	109.6	12.5	333.3	76.0	42.4	573.8

Depreciation
At December 31, 2000	1.4	0.5	29.1	1.8	—	32.8
Exchange adjustment	(0.7)	—	(3.2)	(0.3)	—	(4.2)
Charge for period	3.9	1.1	43.9	4.1	—	53.0
Reclassification	(3.3)	2.1	(7.5)	8.7	—	—
Disposals	—	—	(5.0)	(3.1)	—	(8.1)
At December 29, 2001	1.3	3.7	57.3	11.2	—	73.5
Exchange adjustment	1.5	—	7.4	0.7	—	9.6
Charge for period	3.6	0.9	36.1	13.6	—	54.2
Impairment	4.3	—	3.7	—	—	8.0
Reclassification	0.4	—	(1.0)	0.6	—	—
Disposals	(0.4)	—	(9.5)	(0.5)	—	(10.4)
At December 28, 2002	10.7	4.6	94.0	25.6	—	134.9

Net book value at December 28, 2002	98.9	7.9	239.3	50.4	42.4	438.9
Net book value at December 29, 2001	105.8	7.4	246.3	53.1	29.9	442.5

	Land & buildings		Plant, machinery & vehicles	Fixtures & fittings	Assets under construction	Total
	Freehold	Leasehold
	(£ million)
Predecessor

Cost
At January 2, 2000	163.4	15.0	657.5	56.0	73.6	965.5
Exchange adjustment	0.1	0.1	0.5	0.1	0.1	0.9
Additions	0.5	—	0.5	2.7	8.9	12.6
Reclassifications	2.1	—	(41.8)	40.7	(1.0)	—
Disposals	—	—	(3.7)	(5.9)	—	(9.6)
At April 14, 2000	166.1	15.1	613.0	93.6	81.6	969.4

Depreciation
At January 2, 2000	46.5	3.6	354.3	33.7	16.6	454.7
Exchange adjustment	—	—	0.3	—	—	0.3
Charge for the year	1.0	0.2	11.0	2.6	—	14.8
Exceptional impairment	0.2	—	5.5	—	—	5.7
Reclassifications	0.1	0.1	(10.9)	10.7	—	—
Disposals	—	—	(3.5)	(5.8)	—	(9.3)
At April 14, 2000	47.8	3.9	356.7	41.2	16.6	466.2

Net book value at April 14, 2000	118.3	11.2	256.3	52.4	65.0	503.2

The net book value of leasehold properties includes £7.9 million (2001: £7.3 million) in respect of leases with under 50 years to run at December 28, 2002.

The net book value of tangible fixed assets acquired under finance lease arrangements, all of which are plant, machinery and vehicles, is set out below:

	Company and Regentrealm
	At December 28, 2002	At December 29, 2001
	(£ million)

Cost	2.3	1.1
Accumulated depreciation	(0.6)	(0.1)
Net book value	1.7	1.0

12           Investments

	Joint ventures
	Investments	Loans	Total
	(£ million)
Company and Regentrealm
Cost
At December 31, 2000	14.7	24.2	38.9
Disposal	(13.2)	(24.2)	(37.4)
At December 29, 2001 and December 28, 2002	1.5	—	1.5

Post acquisition reserves
At December 31, 2000	0.7	—	0.7
Share of profit for the period	0.8	—	0.8
At December 29, 2001	1.5	—	1.5
Exchange adjustment	0.2	—	0.2
Share of profit for the period	0.5	—	0.5
At December 28, 2002	2.2	—	2.2

Net book value at December 28, 2002	3.7	—	3.7
Net book value at December 29, 2001	3.0	—	3.0

Joint ventures

The Group holds a 50% interest in the ordinary shares of KP Ireland Limited, which is incorporated and operates in the Republic of Ireland, the principal activity of which is the manufacture of snack products.

As at December 30, 2000 the Group also held a 44.2% interest in Young’s Bluecrest Seafood Holdings Limited, which was incorporated and operated in England.  This investment was sold on March 12, 2001.

13           Stocks

	Company and Regentrealm
	At December 28, 2002	At December 29, 2001
	(£ million)
Raw materials and consumables	25.9	27.8
Work in progress	8.8	7.8
Finished goods	41.4	37.3
	76.1	72.9

There is no material difference between the replacement cost and historical cost of stocks.

14           Debtors

	Company		Regentrealm
	At December 28, 2002	At December 29, 2001	At December 28, 2002	At December 29, 2001
	(£ million)
Trade debtors	249.4	241.3	249.4	241.3
Due from group undertakings	1.5	—	1.5	—
Due from United Biscuits Finance plc	—	—	20.3	20.3
Other debtors	13.1	8.4	13.1	8.4
Prepayments and accrued income	47.3	48.8	47.3	48.8
	311.3	298.5	331.6	318.8

Of which falling due after more than one year:
Other debtors	0.3	0.4	0.3	0.4
SSAP 24 pension prepayment	38.1	32.0	38.1	32.0
	38.4	32.4	38.4	32.4

Other debtors includes an amount of £0.8 million paid to Nabisco in respect of the acquisition of Nabisco’s Middle Eastern operations (2001 - £0.8 million) which had not been completed at December 28, 2002. Since the year end an agreement has been reached with Nabisco that the acquisition will not proceed and as a consequence $4.8 million has been received.

Trade debtors are stated net of provisions for bad and doubtful debts of £1.9 million (2001 - £1.2 million).

15           Assets held for disposal

Company and Regentrealm	(£ million)
At December 31, 2000	90.0
Completed disposals	(50.6)
Adjustment to sales price	(1.2)
At December 29, 2001	38.2
Completed disposals	(38.2)
At December 28, 2002	—

As set out in note 1, certain subsidiaries were excluded from consolidation by the Company and Regentrealm as the Group’s interest is held exclusively with a view to subsequent resale and have been recorded at their estimated net realizable value.  The assets held for disposal at December 29, 2001 represent the net realisable value of our operations in China, the disposal of which was completed on March 25, 2002.

16           Trade and other creditors

	Company		Regentrealm
	At December 28, 2002	At December 29, 2001	At December 28, 2002	At December 29, 2001
	(£ million)
Trade creditors	83.3	73.2	83.3	73.2
Other creditors	38.1	95.2	38.1	95.2
Due to joint ventures	3.3	2.6	3.3	2.6
Other taxes and social security costs	6.3	6.2	6.3	6.2
Accruals and deferred income	147.6	139.5	142.6	134.4
	278.6	316.7	273.6	311.6

Other creditors at December 29, 2001 included £38.2 million received in respect of the sale of the Group’s operations in China.

17           Loans, overdrafts and finance lease obligations

	Company		Regentrealm
	At December 28, 2002	At December 29, 2001	At December 28, 2002	At December 29, 2001
	(£ million)
Bank loans
Senior Credit Facility	453.7	522.9	453.7	522.9

Debenture and other loans
£120m 10.75% Senior Subordinated Notes due 2011	120.0	120.0	—	—
€160m 10.625% Senior Subordinated Notes due 2011	104.0	97.4	—	—
£150m 6.375% guaranteed bonds 2009	—	0.1	—	0.1
Other	5.1	8.5	5.1	8.5
	229.1	226.0	5.1	8.6

Finance lease obligations	1.4	1.0	1.4	1.0
Total gross borrowings	684.2	749.9	460.2	532.5

Analysis by maturity
Repayable as follows:
After more than five years	404.5	502.3	180.5	284.9
Between four and five years	80.9	64.9	80.9	64.9
Between three and four years	61.5	57.6	61.5	57.6
Between two and three years	54.6	50.8	54.6	50.8
Between one and two years	48.6	35.5	48.6	35.5
	650.1	711.1	426.1	493.7
Under one year	34.1	38.8	34.1	38.8
Total gross borrowings	684.2	749.9	460.2	532.5
Less: Issue costs	(20.7)	(24.1)	(12.4)	(14.7)
	663.5	725.8	447.8	517.8
Less: Included in creditors: amounts falling due within one year	(30.8)	(35.5)	(31.8)	(36.4)
Amounts falling due after more than one year	632.7	690.3	416.0	481.4

In connection with the acquisition of the Predecessor, the Group through Regentrealm entered into a Senior Credit Facility. Borrowings under these arrangements consisted of:

Senior Credit

December 28, 2002

December 29, 2001

Facility A	£220.5 million repayable by installments between April 2003 and April 2007	£267.9 million repayable by installments between April 2002 and April 2007

Facility B	£105.4 million repayable by two equal installments in October 2007 and April 2008	£109.1 million repayable by two equal installments in October 2007 and April 2008

Facility C	£106.1 million repayable by two equal installments in October 2008 and April 2009	£109.1 million repayable by two equal installments in October 2008 and April 2009

Facility D	€13.2 million and £13.2 million repayable in full in October 2009	€22.8 million and £23.0 million repayable in full in October 2009

The Senior Credit Facility borrowings are secured by fixed and floating charges from each of the U.K. charging subsidiaries and share pledges over two Dutch subsidiaries. In April 2001 security was also provided in the form of share pledges over five Spanish subsidiaries and fixed charges have been taken over three Spanish properties and certain intellectual property.  In November 2001 security was provided in the form of a share pledge over a further Dutch subsidiary and a mortgage on its property. In June 2002 security was provided in the form of share pledges over two French subsidiaries.

The application of proceeds of enforcement of this security above a certain level is subject to the provisions of an intercreditor deed (the “Intercreditor Deed”) dated December 16, 1999, as amended and re-stated from time to time. The Intercreditor Deed sets out the respective rights of certain creditors of the Group as regards ranking of debt and security.

The Intercreditor Deed provides that senior debt and hedging liabilities, as defined therein, rank (to the extent provided therein) in priority to, first, the Senior Subordinated Bridge Facility, second, the Take-out Securities Debt, third, the Inter-company Debt, and fourth, the Investor Debt, all as defined therein.

Interest on advances under the senior credit facility is payable as follows:

•                  Facility A-LIBOR plus 1.75% (2.25% until May 24, 2002, then 2.00% until August 9, 2002)

•                  Facility B-LIBOR plus 2.75%

•                  Facility C-LIBOR plus 3.25%

•                  Facility D-EURIBOR plus 3.50% (Euro portion €13.2 million)

•                  Facility D-LIBOR plus 3.50% (Sterling portion £13.2 million)

As an integral part of these borrowing arrangements, certain restrictive financial covenants are in place. The covenants do not detract from the normal course of the business.

On April 17, 2001, the Company issued £120 million 10 3/4% Senior Subordinated Notes and €160.0 million 10 5/8% Senior Subordinated Notes.  Interest is payable on April 15 and October 15 of each year. The Senior Subordinated Notes are guaranteed by Regentrealm. The proceeds of the issue were used together with other cash resources of the Company to repay the Senior Subordinated Bridge Facility. Also, at that date, a further £10.0 million was drawn under Facility A and £23.0 million and €22.8 million was drawn under Facility D of the Senior Credit Facility.

Interest rate agreements

Regentrealm is required by the terms of the Senior Credit Facility to enter into hedging arrangements to provide protection in respect of its interest rate risk exposure thereunder.  The hedging arrangements must cover at least 50% of the amount of the total commitments under the term loan facilities for a period of at least two years from April 28, 2000.  Hedging banks are required to enter into the Intercreditor Deed and will be granted security, guarantees and subordination rights which rank at least equal to the obligations of the lenders under the senior credit facility.

The Group has hedged its interest rate exposure under the senior credit facilities by entering into two interest rate swaps under which it receives interest at six-month LIBOR and pays interest at 5.685% on £150.0 million and 6.61% on £66.2 million. The £150.0 million swap matures on October 28, 2005 (or October 28, 2003 at the bank’s option). The £66.2 million swap expires on October 28, 2003. The original principal amount of the £66.2 million swap (December 29, 2001 £181.2 million) was £420.0 million. The principal continues to reduce and future principal amounts are as follows:

(£ million)
October 29, 2002-April 28, 2003	66.2
April 29, 2003-October 28, 2003	62.5

On September 25, 2002 a further interest rate swap was entered into under which the Group will receive interest at six month LIBOR and will pay interest at 4.78% commencing on October 28, 2003 for a period of three years.

Analysis by currency

	Company		Regentrealm
	At December 28, 2002	At December 29, 2001	At December 28, 2002	At December 29, 2001
	(£ million)
Sterling	571.4	630.1	451.4	510.1
Euro	112.8	119.8	8.8	22.4
Total gross borrowings	684.2	749.9	460.2	532.5

Analysis of changes in net borrowings

Company	Cash	Liquid(1) resources	Overdrafts	Debt due within 1 year	Debt due after 1 year	Finance lease obligations	Total

(£ million)

On inception	—	—	—	—	—	—	—
Acquisition of Predecessor	24.8	100.0	(5.5)	(43.9)	(226.2)	(1.0)	(151.8)
Acquisition of United Biscuits Iberia, S.L.	1.2	—	—	(77.4)	—	—	(76.2)
Cash flow	32.6	(80.0)	5.5	121.9	(562.0)	—	(482.0)
Other non-cash changes	—	—	—	(85.9)	85.9	—	—
Effect of exchange rate movements	2.1	—	—	(2.3)	(15.3)	—	(15.5)
At December 30, 2000	60.7	20.0	—	(87.6)	(717.6)	(1.0)	(725.5)
Acquisition of United Biscuits Tunisia S.A.	7.5	—	—	—	—	—	7.5
Cash flow	(36.5)	(14.0)	(8.7)	87.6	(3.1)	—	25.3
Other non-cash changes	—	—	—	(30.8)	30.8	—	—
Effect of exchange rate movements	(0.8)	(0.1)	0.2	0.9	3.5	—	3.7
At December 29, 2001	30.9	5.9	(8.5)	(29.9)	(686.4)	(1.0)	(689.0)
Cash flow	(16.8)	0.6	3.6	14.9	54.5	0.3	57.1
Other non-cash changes	—	—	—	(10.1)	6.8	(0.7)	(4.0)
Effect of exchange rate movements	1.1	(0.5)	(0.2)	—	(6.8)	—	(6.4)
At December 28, 2002	15.2	6.0	(5.1)	(25.1)	(631.9)	(1.4)	(642.3)

Predecessor
At January 1, 2000	114.9	90.0	—	(64.7)	(238.7)	(1.1)	(99.6)
Cash flow	(81.2)	10.0	(5.5)	4.6	—	0.1	(72.0)
Other non-cash changes	—	—	—	(11.5)	11.5	—	—
Effect of exchange rate movements	1.0	—	—	2.4	0.9	—	4.3
At April 14, 2000	34.7	100.0	(5.5)	(69.2)	(226.3)	(1.0)	(167.3)

Regentrealm
On inception and January 1, 2000	—	—	—	—	—	—	—
Acquisition of Predecessor	24.8	100.0	(5.5)	(43.9)	(226.2)	(1.0)	(151.8)
Acquisition of United Biscuits Iberia, S.L.	1.2	—	—	(77.4)	—	—	(76.2)
Cash flow	32.6	(80.0)	5.5	121.9	(241.7)	—	(161.7)
Other non-cash changes	—	—	—	(85.9)	85.9	—	—
Effect of exchange rate movements	2.1	—	—	(2.3)	(7.2)	—	(7.4)
At December 30, 2000	60.7	20.0	—	(87.6)	(389.2)	(1.0)	(397.1)
Acquisition of United Biscuits Tunisia S.A.	7.5	—	—	—	—	—	7.5
Cash flow	(36.5)	(14.0)	(8.7)	87.6	(120.4)	—	(92.0)
Other non-cash changes	—	—	—	(30.8)	30.8	—	—
Effect of exchange rate movements	(0.8)	(0.1)	0.2	0.9	0.4	—	0.6
At December 29, 2001	30.9	5.9	(8.5)	(29.9)	(478.4)	(1.0)	(481.0)
Cash flow	(16.8)	0.6	3.6	14.9	54.5	0.3	57.1
Other non-cash changes	—	—	—	(11.1)	8.8	(0.7)	(3.0)
Effect of exchange rate movements	1.1	(0.5)	(0.2)	—	(0.1)	—	0.3
At December 28, 2002	15.2	6.0	(5.1)	(26.1)	(415.2)	(1.4)	(426.6)

(1)           Liquid resources are funds held on deposit with a maturity or period of notice greater than 24 hours.

Financial Instruments

	Net debt	Cash and short term deposits	Gross borrowings	Gross borrowings at floating rates	Gross borrowings at fixed rates	Weighted average interest rates on fixed rate debt	Weighted average period for which rates are fixed
	(£ million)
Company
Sterling	571.3	(0.1)	571.4	233.8	337.6	7.4%	4.4 years
US dollar	(6.4)	(6.4)	—	—	—	—	—
Euro	98.1	(14.7)	112.8	8.8	104.0	10.6%	8.3 years
At December 28, 2002	663.0	(21.2)	684.2	242.6	441.6

Sterling	629.2	(0.9)	630.1	177.8	452.3	7.1%	4.5 years
US dollar	(9.6)	(9.6)	—	—	—	—	—
Euro	93.5	(26.3)	119.8	22.4	97.4	10.6%	9.3 years
At December 29, 2001	713.1	(36.8)	749.9	200.2	549.7

Regentrealm
Sterling	451.3	(0.1)	451.4	233.8	217.6	6.2%	1.7 years
US dollar	(6.4)	(6.4)	—	—	—	—	—
Euro	(5.9)	(14.7)	8.8	8.8	—	—	—
At December 28, 2002	439.0	(21.2)	460.2	242.6	217.6

Sterling	509.2	(0.9)	510.1	177.8	332.3	6.2%	2.5 years
US dollar	(9.6)	(9.6)	—	—	—	—	—
Euro	(3.9)	(26.3)	22.4	22.4	—	—	—
At December 29, 2001	495.7	(36.8)	532.5	200.2	332.3

Interest on cash and short-term deposits is based on floating rates linked to LIBOR.

The analysis of fixed and floating rates takes account of interest rate swaps.

Undrawn committed facilities at the period end

	Company and Regentrealm
	At December 28, 2002	At December 29, 2001
	(£ million)
Expiring in one year or less	—	—
Expiring in more than two years	52.5	83.0
	52.5	83.0

Fair values of financial instruments

	Company				Regentrealm
	Carrying value at December 28, 2002	Fair value at December 28, 2002	Carrying value at December 29, 2001	Fair value at December 29, 2001	Carrying value at December 28, 2002	Fair value at December 28, 2002	Carrying value at December 29, 2001	Fair value at December 29, 2001
	(£ million)
Cash and short-term deposits	21.2	21.2	36.8	36.8	21.2	21.2	36.8	36.8
Current portion of loans, overdrafts and finance lease obligations	(34.1)	(34.1)	(38.8)	(38.8)	(34.1)	(34.1)	(38.8)	(38.8)
Long-term loans and finance lease obligations	(650.1)	(678.1)	(711.1)	(732.9)	(426.1)	(426.1)	(493.7)	(493.7)
Derivatives relating to loans
Interest rates swaps	—	(8.1)	—	(6.5)	—	(8.1)	—	(6.5)
Other derivatives
Forward foreign currency contracts	—	(1.3)	—	(0.5)	—	(1.3)	—	(0.5)
Cash-settled commodity contracts	—	0.3	0.1	0.1	—	0.3	0.1	0.1

The fair value of debt and derivative instruments is calculated by discounting all future cash flows by the market yield curve at the balance sheet date.

Currency derivatives are translated into sterling at the rates of exchange prevailing at the balance sheet date.

Functional currencies of Group operations

Monetary assets and liabilities denominated in currencies other than the functional currency of the entity owning them, and excluding currency funding for overseas net investments which is dealt with in the statement of total recognized gains and losses, are not material.

Foreign exchange risk management

The Group has entered into forward foreign exchange contracts in order to swap liquid assets and liabilities into the currencies required for Group purposes.

As at December 28, 2002 the following contracts were outstanding:

	Receive for £		Pay for £
	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	(£ million)		(£ million)
Currency
U.S. dollar	35.5	1.445	12.5	1.538
Euro	26.3	1.583	—	—
Canadian dollar	—	—	1.1	2.231
Total.	61.8		13.6

As at December 29, 2001 the following contracts were outstanding:

	Receive for £		Pay for £		Pay for €
	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	(£ million)		(£ million)		(£ million)
Currency
U.S. dollar	40.9	1.428	8.7	1.402	1.8	0.883
Euro	31.6	1.606	4.1	1.618	—	—
Canadian dollar	—	—	—	—	0.7	1.388
Total	72.5		12.8		2.5

Hedges

Profits and losses on financial instruments used for hedging are recognized when the exposure that is being hedged is recognized.  Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

Net gains/(losses)
(£ million)
Losses arising in the 52 weeks ended December 28, 2002 that were not recognized in 2002	(9.4)
Of which:
Losses expected to be recognized in 2003	(3.0)
Losses expected to be recognized in 2004 or later	(6.4)
(9.4)

Losses arising in the 52 weeks ended December 29, 2001 that were not recognized in 2001	(7.0)
Of which:
Losses expected to be recognized in 2002	(0.5)
Losses expected to be recognized in 2003 or later	(6.5)
(7.0)

Counterparty risk

The Group is exposed to loss in the event of non-performance by the counterparties to the above agreements but such non-performance is not expected to occur.

18           Provisions for liabilities and charges

	Retirement benefits	Rationalization provisions	Onerous contacts	Deferred taxation	Total
	(£ million)
Company and Regentrealm
At December 31, 2000 as reported	6.3	2.5	11.5	7.7	28.0
Prior year adjustment deferred tax (see Note 2)	—	—	—	45.3	45.3
At December 31, 2000 as restated	6.3	2.5	11.5	53.0	73.3
Exchange adjustment	(0.1)	(0.1)	—	—	(0.2)
Profit and loss charge	0.4	15.5	5.7	2.4	24.0
Charge as a result of the adoption of FRS 19	—	—	—	(27.6)	(27.6)
Other movements	0.3	(3.7)	—	—	(3.4)
Amounts utilized	(0.6)	(4.8)	(2.4)	—	(7.8)
At December 29, 2001 as restated	6.3	9.4	14.8	27.8	58.3
Exchange adjustment	0.3	0.1	—	0.1	0.5
Profit and loss charge/(credit)	0.6	18.1	3.6	(13.8)	8.5
Other movements	—	0.4	—	—	0.4
Amounts utilized	(0.8)	(18.6)	(3.1)	—	(22.5)
At December 28, 2002	6.4	9.4	15.3	14.1	45.2

Rationalization provisions are recorded only where there is a legal or constructive obligation.

The provision for onerous contracts principally relates to the cost of surplus leasehold properties, where unavoidable costs exceed anticipated income. Lease commitments are of varying duration and expenditure is expected to be charged against the provisions for a number of years.

Provision for deferred taxation

	Accelerated capital allowances	Temporary losses	Other timing differences	Losses	Total
	(£ million)
Company and Regentrealm
At December 31, 2000 as reported	—	—	7.7	—	7.7
Prior year adjustment deferred tax (see Note 2)	54.9	—	(4.8)	(4.8)	45.3
At December 31, 2000 as restated	54.9	—	2.9	(4.8)	53.0
Profit and loss charge	0.7	—	1.7	—	2.4
Charge as a result of the adoption of FRS 19	(23.8)	—	(4.5)	0.7	(27.6)
At December 29, 2001 as restated	31.8	—	0.1	(4.1)	27.8
Exchange adjustment	0.1	—	—	—	0.1
Profit and loss charge/(credit)	(14.7)	12.1	1.1	(12.3)	(13.8)
At December 28, 2002	17.2	12.1	1.2	(16.4)	14.1

No provision has been made for taxation that would arise in the event of certain overseas subsidiaries and associates distributing their reserves, because it is the Group’s policy to reinvest profits generated by overseas operations.

19           Employee share schemes

Company and Regentrealm

Following the Acquisition, the UK parent company United Biscuits Group (Investments) Ltd (“UBGI”) commenced a share scheme whereby certain executives and employees of the Group were given the entitlement to acquire certain classes of shares in UBGI.  Any purchase of shares by an executive or employee has been recorded in the accounts of UBGI and the money held in a separate bank account of UBGI.

20           Cash flow

The reconciliation of operating profit to net cash inflow/(outflow) from operating activities is shown within the consolidated cashflow statements for the Company on page F-6 and for Regentrealm on page F-11.

All of the activities of the Company and of Regentrealm for the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001 are regarded as continuing.

A reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities for the Predecessor for the 15 weeks ended April 14, is set out below:

	Predecessor
	15 weeks ended April 14, 2000
	Continuing operations	Discontinued operations	Total
	(£ million)
Operating (loss)/profit	(3.1)	2.1	(1.0)
Exceptional charges to operating profit	10.0	—	10.0
Operating profit before exceptionals	6.9	2.1	9.0
Depreciation and goodwill amortization	14.5	1.1	15.6
(Increase)/decrease in stocks	(0.3)	1.3	1.0
Increase in debtors	(3.6)	(0.1)	(3.7)
Decrease in creditors	(52.9)	(0.5)	(53.4)
Expenditure against rationalization provisions and operating exceptionals	(0.6)	(0.4)	(1.0)
Net cash (outflow)/inflow from operating activities	(36.0)	3.5	(32.5)

	Company			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000	15 weeks ended April 14, 2000
	(£ million)
Returns on investments and servicing of finance
Interest paid	(65.6)	(73.8)	(88.3)	(13.3)
Interest received	2.4	3.6	25.2	9.5
Net cash outflow from returns on investments and servicing of finance	(63.2)	(70.2)	(63.1)	(3.8)

Taxation
U.K. corporation tax received/(paid)	0.1	1.1	(4.8)	1.0
Overseas tax received/(paid)	12.4	1.0	1.4	(1.7)
Tax received/(paid)	12.5	2.1	(3.4)	(0.7)

Capital expenditure and financial investment
Purchase of fixed assets	(59.2)	(48.3)	(43.2)	(12.6)
Sale of fixed assets	4.6	0.6	3.1	0.4
Net sale of investments	—	—	—	0.5
Payments from associates	0.5	0.6	0.4	—
Loans from related parties	—	—	545.0	—
Net cash (outflow)/inflow from capital expenditure and financial investment	(54.1)	(47.1)	505.3	(11.7)

Acquisitions and disposals
Acquisitions of predecessor	—	(33.1)	(1,303.7)	—
Purchase of business	—	2.7	(15.8)	—
Payments against acquisition provisions	—	—	(1.1)	(1.1)
Costs relating to offers for the Predecessor	—	—	—	(8.6)
Net cash/(borrowings) acquired with subsidiary	—	7.5	(76.2)	—
Net proceeds received from sale of business	53.5	82.8	235.0	—
Net borrowings sold with businesses	—	—	15.5	—
Net cash inflow/(outflow) from acquisitions and disposals	53.5	59.9	(1,146.3)	(9.7)

Dividends paid
Equity dividends paid	—	—	—	(16.9)

Management of liquid resources
Cash placed on/(withdrawn from) deposit	0.6	(14.0)	(80.0)	10.0
Net cash (inflow)/outflow from management of liquid resources	0.6	(14.0)	(80.0)	10.0

Financing
Proceeds from new borrowings	—	(3.1)	(562.0)	—
Cost of financing	—	(13.7)	(25.8)	—
Repayment of borrowings	69.7	87.6	121.9	4.7
Proceeds of issue of shares for cash	—	—	(11.2)	(3.3)
Net cash outflow/(inflow) from financing	69.7	70.8	(477.1)	1.4

	Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000
	(£ million)
Returns on investments and servicing of finance
Interest paid	(65.6)	(73.8)	(88.3)
Interest received	2.4	3.6	25.2
Net cash outflow from returns on investments and servicing of finance	(63.2)	(70.2)	(63.1)

Taxation
U.K. corporation tax received/(paid)	0.1	1.1	(4.8)
Overseas tax received	12.4	1.0	1.4
Tax received/(paid)	12.5	2.1	(3.4)

Capital expenditure and financial investment
Purchase of fixed assets	(59.2)	(48.3)	(43.2)
Sale of fixed assets	4.6	0.6	3.1
Payments from associates	0.5	0.6	0.4
Loans from related parties	—	(115.7)	878.1
Net cash (outflow)/inflow from capital expenditure and financial investment	(54.1)	(162.8)	838.4

Acquisitions and disposals
Acquisitions of predecessor	—	(33.1)	(1,303.7)
Purchase of business	—	2.7	(15.8)
Payments against acquisition provisions	—	—	(1.1)
Net cash/(borrowings) acquired with subsidiary	—	7.5	(76.2)
Net proceeds received from sale of business	53.5	82.8	235.0
Net borrowings sold with businesses	—	—	15.5
Net cash inflow/(outflow) from acquisitions and disposals	53.5	59.9	(1,146.3)

Management of liquid resources
Cash placed on/(withdrawn from) deposit	0.6	(14.0)	(80.0)
Net cash (inflow)/outflow from management of liquid resources	0.6	(14.0)	(80.0)

Financing
Proceeds from new borrowings	—	(120.4)	(241.7)
Cost of financing	—	(3.4)	(15.6)
Repayment of borrowings	69.7	87.6	121.9
Proceeds of issue of shares for cash	—	—	(11.2)
Net cash outflow/(inflow) from financing	69.7	(36.2)	(146.6)

21           Pay and benefits to employees

	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000 (Company and 52 weeks ended December 30, 2000 (Regentrealm)	15 weeks ended April 14, 2000
	(£ million)
Gross wages and salaries, holiday and sick pay	222.2	229.7	151.8	68.9
Social security costs	31.0	31.6	20.5	9.3
Pension and other costs	5.5	7.4	5.3	3.6
	258.7	268.7	177.6	81.8

Pension schemes

The Group’s principal pension schemes are in the United Kingdom. They are of the defined benefit type funded by payments to separate, trustee administered funds.

The total pension cost for the Group was £2.3 million (2001: £3.4 million), of which £2.6 million net cost relates to the Pension Plan and £0.3 million net benefit relates to the Supplemental Scheme.

In accordance with SSAP 24, prepayments include £38.1 million (2001: £32.0 million) in respect of the Group’s pension schemes, resulting from the difference between pension costs charged to the profit and loss account and the amounts funded.

Acting on the advice of the Group’s actuaries, future contributions payable are set at levels that take account of past service surpluses that currently exist in the schemes.

These schemes are subject to full actuarial valuations at least every three years. A full actuarial valuation was carried out in April 2000 by a qualified independent actuary. At April 2000, the levels of funding as a percentage of accrued benefit liabilities were 112% (1997-106%). The total market value of these schemes’ assets at the valuation date was £986.0 million.

The stability of the age profile of scheme membership dictates the most appropriate actuarial method to be used in valuing a scheme. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the main pension plan.  The attained age method has been retained for the smaller U. K. scheme.

In accordance with the disclosure requirements of FRS 17, the assets in the schemes, the expected rate of return and the net pension deficit were:

	Company		Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(1)	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001 Restated(1)
	(£ million)
Net liabilities
Net liabilities excluding pension deficit	(288.9)	(237.0)	(276.8)	(225.7)
Pension deficit	(194.4)	(40.3)	(194.4)	(40.3)
Net liabilities including pension deficit	(483.3)	(277.3)	(471.2)	(266.0)

Reserves
Profit and loss reserve excluding pension deficit	(290.9)	(239.0)	(278.8)	(227.7)
Pension deficit	(194.4)	(40.3)	(194.4)	(40.3)
Profit and loss reserve	(485.3)	(279.3)	(473.2)	(268.0)

(1)   The amounts for 2001 have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

The principal actuarial assumptions used in the April 2000 and the previous April 1997 valuations were:

	2000	1997
Rate of increase in salaries	4.3%	6.0%
Rate of increase in pensions in payment	2.8%	4.0%

For the purposes of the disclosure requirements of FRS 17, the actuarial valuation has been updated to December 28, 2002. The principal actuarial assumptions used by the actuary were:

	Company and Regentrealm
	At December 28, 2002	At December 29, 2001
Rate of increase in salaries	3.8%	4.0%
Rate of increase in pensions in payment	2.4%	2.5%
Discount rate	5.5%	5.9%
Inflation assumption	2.3%	2.5%

The assets in the schemes, the expected rate of return and the net pension deficit of were:

Company and Regentrealm

	At December 28, 2002			At December 29, 2001
	Long term rate of return expected	Plan	Scheme	Long term rate of return expected	Plan	Scheme
		(£ million)			(£ million)
Equities	7.5%	426.0	33.1	8.0%	541.2	43.1
Bonds	5.2%	141.9	11.0	5.6%	163.6	13.0
Other assets	4.0%	8.4	0.6	3.5%	5.3	0.5
Total market value of assets	6.9%	576.3	44.7	7.4%	710.1	56.6
Present value of scheme liabilities		(834.9)	(63.8)		(766.6)	(57.7)
Deficit in the scheme		(258.6)	(19.1)		(56.5)	(1.1)
Related deferred tax liability		77.6	5.7		17.0	0.3
Net pension deficit		(181.0)	(13.4)		(39.5)	(0.8)

The impact of fully implementing FRS 17 in the year would be to affect the amount charged to operating profit as follows:

	Company and Regentrealm
	52 weeks ended December 28, 2002
	Plan	Scheme
	(£ million)
Current service cost	15.3	0.9
Past service cost	—	—
Total operating charge	15.3	0.9

Expected return on pension scheme assets	(51.4)	(4.0)
Interest on pension scheme liabilities	43.9	3.3
Net return	(7.5)	(0.7)

Actual return less expected return on pension scheme assets	(154.1)	(12.3)
Experience gains and losses arising on the scheme liabilities	(14.2)	(2.7)
Changes in assumptions underlying in the present value of the scheme liabilities	(34.3)	(2.7)
Actuarial loss realized in Statement of Total Recognized Gains and Losses	(202.6)	(17.7)

Deficit in scheme at the beginning of the year	(56.5)	(1.1)
Movement in year:
Current service cost	(15.3)	(0.9)
Contributions	8.4	—
Post service costs	—	—
Other financial income	7.4	0.6
Actuarial loss	(202.6)	(17.7)
Deficit in scheme at the end of the year	(258.6)	(19.1)

	Company and Regentrealm
	52 weeks ended December 28, 2002
	Plan	Scheme

Difference between the expected and actual return on scheme assets:
Amount (£ million)	(154.1)	(12.3)
Percentage of scheme assets	(27.0)%	(28.0)%

Experience gains and losses on scheme liabilities:
Amount (£ million)	(14.2)	(2.7)
Percentage of the present value of the scheme liabilities	(2.0)%	(4.0)%

Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (£ million)	(202.6)	(17.7)
Percentage of the present value of the scheme liabilities	(24.0)%	(28.0)%

22           Financial commitments

The Group’s financial commitments in respect of finance lease and hire purchase obligations and in respect of retirement benefits are set out in notes 17 and 18, respectively.  The Group’s financial commitments in respect of capital expenditure and rentals are summarized below:

	Company and Regentrealm
	At December 28, 2002	At December 29, 2001
	(£ million)

Contracted capital expenditure	1.6	1.7

Annual rental commitments in respect of operating leases:

		Company and Regentrealm
		At December 28, 2002		At December 29, 2001
		Land and buildings	Other	Land and buildings	Other
		(£ million)
Expiring	- within one year	0.7	0.9	0.7	2.3
	- over one year and under five years	3.8	3.0	3.3	2.5
	- after five years	3.8	1.7	4.8	0.2
		8.3	5.6	8.8	5.0

Total commitments under non-cancelable operating leases at December 28, 2002 are as follows:

Company and Regentrealm
At December 28, 2002
(£ million)
Due within one year	7.0
One to two years	5.8
Two to three years	5.4
Three to four years	5.3
Four to five years	3.9
Thereafter	59.9
87.3

23           Related Party Transactions

The Group entered into an agreement with the Equity Sponsors with respect to the proposed acquisition of the Predecessor. Financing fees totaling £23.3 million were payable in respect of this agreement to these parties in consideration of their services in connection with the offer for the Predecessor, its financing and related transactions. Under the agreement, fees of £6.0 million are payable to Cinven Limited, £6.0 million to PAI, £3.1 million to DB Capital Partners, and £8.2 million to Nabisco. All fees had been paid by December 29, 2001.

During the year ended December 28, 2002, a total of £33.0 million (2001: £61.9 million) was payable by the Company and its subsidiaries in respect of interest to Deutsche Bank AG London, both for its own account and for the account of the other financial institutions from which funds have been borrowed. Regentrealm and its subsidiaries paid the whole of this interest (2001: £39.1 million). The balance due by the Company and its subsidiaries and by Regentrealm and its subsidiaries at December 28, 2002, in respect of interest, was £5.7 million (2001: £6.5 million).

Under the sublicense entered into with Merola Finance B.V., a licensee of Nabisco, the Group was charged a royalty of £2.2 million in respect of the year ended December 28, 2002 (2001: £2.0 million). At December 28, 2002, the Group owed Merola Finance B.V. £0.4 million (2001: £0.5 million).

Except as otherwise disclosed in these financial statements, there were no transactions during the year with the Group’s joint ventures or other related parties, which were material either to the Group or the counter party and which are required to be disclosed under the provisions of FRS 8.

Amounts due to Runecorp, the immediate parent company, by the Company, and to the Company by Regentrealm, falling due after more than one year comprise:

	Company		Regentrealm
	At December 28, 2002	At December 29, 2001	At December 28, 2002	At December 29, 2001
	(£ million )
Amounts due to Runecorp
Loans	682.7	610.0
Accrued interest (payable on maturity in 2049)	52.5	47.0
Total	735.2	657.0

Amounts due to United Biscuits Finance plc
Loans			906.7	827.4
Accrued interest			57.4	51.9
Total			964.1	879.3

24           New United Kingdom accounting standards

FRS 17, “Retirement Benefits,” issued in November 2000, is fully effective for accounting periods ending on or after January 1, 2005. Certain of the disclosure requirements are effective for periods prior to the deadline. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and their related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The disclosures required by FRS 17 in respect of the transitional arrangements for accounting periods ending after June 22, 2001 are set out in Note 21 of Notes to the Financial Statements.

25           Companies Act 1985

These financial statements do not comprise the statutory accounts of the Company, Regentrealm or the Predecessor within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the Company for the period March 10, 2000 (inception) to December 30, 2000 and the year ended December 29, 2001 and for Regentrealm for the period November 29, 1999 (inception) to December 30, 2000 and the year ended December 29, 2001 on which the auditors gave unqualified opinions have been delivered to the Registrar of Companies for England and Wales. The auditors have given unqualified opinions on the statutory accounts for the Company and for Regentrealm for the year ended December 28, 2002 which have not yet been delivered to the Registrar of Companies for England and Wales.

26           Ultimate Holding Company

The Company’s and Regentrealm’s ultimate UK parent undertaking is United Biscuits Group (Investments) Limited. It has included the Company and Regentrealm in its group financial statements, copies of which are available from its registered office: Hayes Park, Hayes End Road, Hayes, Middlesex, UB4 8EE.

In the director’s opinion, the Company and Regentrealm’s ultimate parent undertaking is United Biscuits (Equity) Limited which is incorporated in the Cayman Islands.

27           Differences between United Kingdom and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) which differ in certain respects from those generally accepted in the United States (“U.S. GAAP”). The significant differences applicable in the determination of loss attributable to shareholders, comprehensive loss and shareholders’ deficit are described below.

Tangible Fixed Assets

Under U.K. GAAP, provisions for impairment of tangible fixed assets are included in depreciation.

Under U.S. GAAP, amounts relating to the impairment of tangible fixed assets are deducted from cost.

Goodwill

Under U.K. GAAP, goodwill arising on acquisitions by the Predecessor prior to 1998 was written off to reserves at the time of the acquisition. In the event of a subsequent disposal, any such goodwill was taken into account in the determination of the gain or loss on sale. Following the introduction of FRS 10, goodwill arising subsequent to January 3, 1998 is capitalized and amortized over its estimated useful life to a maximum of 20 years.

Under U.S. GAAP, goodwill purchased prior to 2002 would have been capitalized and amortized over its estimated useful life. For the purposes of the reconciliations below, the Company and Regentrealm have adopted Statement of Financial Accounting Standards 142 (“SFAS 142”) Goodwill and Other Intangible Assets, for the year ended December 28, 2002. SFAS 142 requires that goodwill is tested at least annually for impairment following a two step process. The first step is a screen for potential impairment, with the second step measuring the amount of impairment if any. The Company and Regentrealm have performed the review at the start of the financial year (December 30, 2001) and at the end of the third quarter of 2002 (October 5, 2002). Any impairment charge resulting from these tests is reflected in the 2002 full year results. Under both U.K. GAAP and U.S. GAAP a £4.2 million impairment was recognized in the year. Adjustments made to goodwill within the “hindsight” period under U.K. GAAP, but not permitted, due to the shorter “hindsight” period under U.S. GAAP, have been included within the result for the year.

Pension costs

Under existing U.K. GAAP, the Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries.

Under U.S. GAAP, the projected benefit obligations of the Group’s pension plan would be matched against the fair value of the plans’ assets and would be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

For the purpose of the reconciliations below, the Group has adopted the provisions of Statement of Financial Accounting Standards 87 (“SFAS 87”), “Employers’ Accounting for Pensions”, with respect to its pension plans from January 3, 1999. The Group did not implement SFAS 87 as of its effective date for non-US pension plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 3, 1999 was allocated to shareholders’ equity based on a ratio of 10/18 for the Pension Plan and 10/21 for the Supplemental Scheme, being the number of years elapsed between the effective date of SFAS 87 (the Company’s fiscal year beginning December 30, 1998 and January 3, 1999, over the 18-year plan (Pension Plan) and 21-year (Supplemental Scheme) periods being used to amortize the transition assets.

Restructuring costs

Included within provisions for liabilities and charges of the Group under U.K. GAAP are certain amounts which relate to the restructuring of certain of the Group’s operations.

Under U.S. GAAP, certain of these amounts would be charged to net income as incurred because they did not meet the requirements of Emerging Issues Task Force issue number 94-3 (“EITF 94-3”), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity”, at the time the provisions were made under U.K. GAAP.

Deferred taxation

Under U.K. GAAP, provision is made for deferred taxation in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with certain exceptions, see Note 2 of Notes to the Financial Statements.

Under U.S. GAAP, provision for deferred taxation is made using the full liability method on all temporary differences between the book and tax bases of assets and liabilities. Deferred taxation assets under U.S. GAAP would be recognized only to the extent that it is more likely than not that they will be realized.

Exceptional items

Items classified as exceptional under U.K. GAAP and reported after operating profit would be included in the determination of operating profit or in other income/expense under U.S. GAAP. This difference in classification does not affect net income.

Debt issue costs

Under U.K. GAAP, debt issue costs are deducted from the related debt amounts and amortized over the life of the debt.

Under U.S. GAAP, debt issue costs are carried as current or non-current assets, as appropriate, and amortized over the life of the debt.

Discontinued operations

Under U.K. GAAP, the results of the Group’s operations sold to Danone and Nabisco together with the Group’s share of the results of the Young’s Bluecrest joint venture and the Predecessor’s frozen and chilled foods businesses have been reflected as discontinued operations.

Under U.S. GAAP, only the group’s share of the Young’s Bluecrest joint venture and the Predecessors Frozen and Chilled Food business would have been reflected as discontinued.

Joint Ventures

Under U.K. GAAP, the Group’s interest in joint ventures is accounted for using the “gross equity method of accounting”. Under this method of accounting, the Group’s share of turnover, operating profit, interest and taxation of its joint ventures is included in the appropriate captions in the consolidated profit and loss account, and its investment in joint ventures is presented on the consolidated balance sheet analyzed between its share of gross assets and gross liabilities.

Under U.S. GAAP, the Group’s share of after tax profits would be reflected as a single line item before minority interest and the investment in joint ventures would be reflected as a single line item on the consolidated balance sheet. This difference in presentation would have no impact on net loss or shareholder’s equity (deficit).

Accounting for derivatives

For the purposes of the reconciliations below, the Company and Regentrealm adopted Statement of Financial Accounting Standards 133 (“SFAS 133”) Accounting for Derivative Instruments and Hedging Activities on December 31, 2000.

The Group’s forward foreign exchange contracts do not qualify as hedges under the provisions of SFAS 133. Accordingly, the Company and Regentrealm recorded a cumulative effect of a change in accounting principle amounting to £0.9 million, net of income taxes, as an adjustment to net income in the 52 weeks ended December 29, 2001. The fair value of the Company’s and Regentrealm’s forward foreign exchange contracts at December 28, 2002 of £1.3 million (2001: £0.5 million) is recorded in other current liabilities, and the change in their fair value during the 52 weeks ended December 28, 2002 of £0.8 million (£1.8 million for the 52 weeks ended December 29, 2001) is charged to net loss for the period.

As of December 31, 2000, all of the Company’s and Regentrealm’s floating rate to fixed rate interest rate swaps were designated as hedges which qualify for evaluation using the short-cut method for assessing effectiveness. During the 52 weeks ended December 28, 2002, unrealized net losses totaling £1.1 million, after taxes, were recorded in other comprehensive income (2001: £4.5 million, including a £3.0 million cumulative effect adjustment as of December 31, 2000).

The fair value of the Company’s and Regentrealm’s interest rate swaps of £8.1 million (2001: £6.5 million) is recorded as other non-current liabilities.

The Group’s commodity contracts do not qualify as hedges under the provisions of SFAS 133. The fair value of the Company’s and Regentrealm’s commodity contracts at December 28, 2002 of £0.3 million is recorded in current assets, and the change in fair value during the 52 weeks ended December 28, 2002 of £0.3 million is credited to net loss for the period.

At December 28, 2002 neither the Company nor Regentrealm had any fixed rate to floating rate interest rate swaps.

Accounting for the Impairment or Disposal of Long-Lived Assets

For the purpose of the reconciliation below, SFAS 144 is first applicable to the financial statements of the Company and Regentrealm for the year ended December 28, 2002. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. Although SFAS 144 retains many of the recognition and measurement provisions of SFAS 121, it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale, and excludes goodwill and intangible assets not being amortised, from its impairment provisions.

Accounting for Certain Sales Incentives and Consideration Paid to a Reseller of the Group’s products

For the purpose of the reconciliations below, the Company and Regentrealm adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-14 “Accounting for Certain Sales Incentives” and EITF Issue No. 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s products” (now codified in EITF Issue No. 01-09) for the year ended December 28, 2002. The impact on the financial statements of the Company and Regentrealm resulting from the application of these standards is to reduce turnover and reduce distribution, selling and marketing costs by the amount of “slotting fees” paid to retailers, which under U.K. GAAP have been included in distribution, selling and marketing costs. The standard requires these costs to be reflected as a reduction in revenue.

In the year ended December 28, 2002 the effect of this reclassification was £156.6 million (2001: £127.0 million).

Reconciliation Statements

The following statements provide reconciliations between the loss attributable to shareholders under U.K. GAAP and net loss under U.S. GAAP and between shareholders’ funds under U.K. GAAP and shareholders’ deficit under U.S. GAAP, as well as showing comprehensive loss under U.S. GAAP.

Net loss

		Company			Predecessor
		52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000	15 weeks ended April 14, 2000
		(£ million )
	Loss attributable to shareholders as reported in the consolidated profit and loss account under U.K. GAAP(1)	(46.6)	(99.5)	(95.0)	(22.3)
	Adjustments:
	Pension costs	(2.4)	(4.0)	(8.5)	(2.9)
	Adjustment to Iberia goodwill	—	9.5	—	—
	Amortization of goodwill(1)	36.5	(0.2)	0.3	(3.0)
	Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £0.4 million	—	0.9	—	—
	Gain on commodity contracts	0.3	—	—	—
	Loss on forward currency contracts	(0.8)	(1.8)	—	—
Deferred taxation(1)	- methodology	(0.8)	(9.3)	43.0	16.9
	- on above adjustments	0.9	1.7	2.6	0.9
	Net loss in accordance with US GAAP	(12.9)	(102.7)	(57.6)	(10.4)

	Arising from:
	Continuing operations	(8.7)	(103.9)	(58.6)	(9.4)
	Discontinued operations - result for the year	—	0.3	1.0	(1.0)
	Cumulative effect on prior years of adopting SFAS 133	—	0.9	—	—
	Cumulative effect on adoption of SFAS 142	(4.2)	—	—	—
	Net loss	(12.9)	(102.7)	(57.6)	(10.4)

(1)                                  The amounts for 2001 and 2000 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

		Regentrealm
		52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	52 weeks ended December 30, 2000
		(£ million)
	Loss attributable to shareholders as reported in the consolidated profit and loss account under U.K. GAAP(1)	(45.6)	(93.9)	(89.5)
	Adjustments:
	Pension costs	(2.4)	(4.0)	(8.5)
	Adjustment to Iberia goodwill	—	9.5	—
	Amortization of goodwill(1)	36.5	(0.2)	0.3
	Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £0.4 million	—	0.9	—
	Gain on commodity contracts	0.3	—	—
	Loss on forward currency contracts	(0.8)	(1.8)	—
Deferred taxation(1)	- methodology	(0.8)	(9.3)	43.0
	- on above adjustments	0.9	1.7	2.6
	Net loss in accordance with US GAAP	(11.9)	(97.1)	(52.1)

	Arising from:
	Continuing operations	(7.7)	(98.3)	(53.1)
	Discontinued operations - result for the year	—	0.3	1.0
	Cumulative effect on prior years of adopting SFAS 133	—	0.9	—
	Cumulative effect on adoption of SFAS 142	(4.2)	—	—
	Net loss	(11.9)	(97.1)	(52.1)

(1)                                  The amounts for 2001 and 2000 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

Comprehensive loss

Comprehensive loss under U.S. GAAP is as follows:

	Company
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000
	(£ million)
Net loss under US GAAP	(12.9)	(102.7)	(57.6)
Other comprehensive income foreign exchange translation adjustments, net of tax effect of £0.2 million (2001: £0.3 million, 2000: £4.1 million)	0.6	0.8	(9.5)
Interest rate swaps
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £1.3 million	—	(3.0)	—
Loss arising in the year, net of tax effect of £0.5 million (2001: £0.7 million, 2000: £ nil million)	(1.1)	(1.5)	—
Comprehensive loss	(13.4)	(106.4)	(67.1)

	Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	52 weeks ended December 30, 2000
	(£ million)
Net loss under US GAAP	(11.9)	(97.1)	(52.1)
Other comprehensive income foreign exchange translation adjustments, net of tax effect of £0.2 million (2001: £0.3 million, 2000: £4.1 million)	0.6	0.8	(9.5)
Interest rate swaps
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £1.3 million	—	(3.0)	—
Loss arising in the year, net of tax effect of £0.5 million (2001: £0.7 million, 2000: £ nil million)	(1.1)	(1.5)	—
Comprehensive loss	(12.4)	(100.8)	(61.6)

Movements in accumulated comprehensive loss are as follows:

	Company and Regentrealm
	Foreign exchange translation adjustments	Deferred gains/(losses) on cash flow hedges	Total
	(£ million )
On inception (Company and Regentrealm) and January 1, 2000 (Regentrealm)	—	—	—
Arising in the year, net of tax effect of £4.1 million	(9.5)	—	(9.5)
At December 30, 2000	(9.5)	—	(9.5)
Interest rate swaps:
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £1.3 million	—	(3.0)	(3.0)
Loss arising in the year, net of tax effect of £0.7 million	—	(1.5)	(1.5)
Other comprehensive income
Gain arising in the year, net of tax effect of £0.3 million	0.8	—	0.8
At December 29, 2001	(8.7)	(4.5)	(13.2)
Interest rate swaps:
Loss arising in the year, net of tax effect of £0.5 million (2001: £0.7 million)	—	(1.1)	(1.1)
Other comprehensive income
Gain arising in the year, net of tax effect of £0.2 million	0.6	—	0.6
At December 28, 2002	(8.1)	(5.6)	(13.7)

The only component of other comprehensive income in the Predecessor was foreign exchange translation adjustments. Movement in cumulative foreign translation adjustments were not separately tracked by the Predecessor and it is therefore not practical to present comprehensive income under U.S. GAAP for the Predecessor.

Shareholders’ deficit

		Company		Regentrealm
		December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
		(£ million)
	Shareholders’ funds as reported in the consolidated balance sheet under U.K. GAAP, restated for FRS 19	(250.8)	(205.0)	(238.7)	(193.9)
	Adjustments:
	Intangible fixed assets – goodwill
	Cost, restated for FRS 19	0.1	0.1	0.1	0.1
	Amortization relating to adjustment to fair value in 2001 and adjustment for FRS 19	0.1	0.1	0.1	0.1
	Amortization in 2002	36.5	—	36.5	—
	Net	36.7	0.2	36.7	0.2

	Current assets
	Prepaid pension expense	33.4	35.8	33.4	35.8
	Deferred debt issue costs - current portion	3.3	3.3	2.3	2.4
	Fair value of commodity contracts	0.3	—	0.3	—
	Non-current assets-deferred debt issue costs	17.4	20.8	10.1	12.3
	Creditors: amounts falling due within one year:
	Loans, overdrafts and finance lease obligations	(3.3)	(3.3)	(2.3)	(2.4)
	Creditors: amounts falling due after more than one year:
	Loans and finance lease obligations	(17.4)	(20.8)	(10.1)	(12.3)
Fair value of derivatives	– forward currency contracts	(1.3)	(0.5)	(1.3)	(0.5)
	– interest rate swaps	(8.1)	(6.5)	(8.1)	(6.5)
	Provisions for liabilities and charges:
Deferred taxation	- methodology(1)	8.8	9.6	8.8	9.6
	- on above adjustments	(7.2)	(8.6)	(7.2)	(8.6)
	Shareholders’ deficit in accordance with U.S. GAAP	(188.2)	(175.0)	(176.1)	(163.9)

(1)                                  The amounts for 2001 for the Company and Regentrealm have been restated to reflect the adoption of FRS 19 (see Note 2 of Notes to the Financial Statements).

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under U.K. GAAP presents substantially the same information as that required under U.S. GAAP but may differ, however, with regard to classification of items within the statements and as regards the definition of cash under U.K. GAAP and cash and cash equivalents under U.S. GAAP.

Under U.S. GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends and management of liquid resources and financing. U.S. GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under U.K. GAAP would be included as operating activities under U.S. GAAP. The payment of dividends would be included as a financing activity under U.S. GAAP. Under U.K. GAAP all interest is treated as part of returns on investments and servicing of finance. Under U.S. GAAP capital expenditure and financial investment and acquisitions are reported within investing activities.

The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Company			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000	15 weeks ended April 14, 2000
	(£ million)
Cash inflow/(outflow) from operating activities	54.4	(1.2)	122.0	(37.0)
Net cash (outflow)/inflow from investing activities	(0.6)	12.8	(641.0)	(21.4)
Net cash (outflow)/inflow from financing activities	(70.0)	(54.6)	597.6	(12.8)
(Decrease)/increase in cash and cash equivalents	(16.2)	(43.0)	78.6	(71.2)
Effect of foreign exchange rate changes	0.6	(0.9)	2.1	1.0
Cash and cash equivalents at:
Beginning of period	36.8	80.7	—	204.9
End of period	21.2	36.8	80.7	134.7

	Regentrealm
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	52 weeks ended December 30, 2000
	(£ million)
Cash inflow from operating activities	55.4	7.5	119.4
Net cash outflow from investing activities	(0.6)	(102.9)	(307.9)
Net cash (outflow)/inflow from financing activities	(71.0)	52.4	267.1
(Decrease)/increase in cash and cash equivalents	(16.2)	(43.0)	78.6
Effect of foreign exchange rate changes	0.6	(0.9)	2.1
Cash and cash equivalents at:
Beginning of period	36.8	80.7	—
End of period	21.2	36.8	80.7

Additional information required by U.S. GAAP in respect of pension costs

	Pension Plan
	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)	15 weeks ended April 14, 2000
	(£ million)
Benefit obligation on acquisition at beginning of period	806.1	866.8	853.8	848.7
Service cost	16.2	19.0	19.1	7.7
Interest cost	46.3	45.4	36.0	14.4
Employee contributions	4.6	4.9	3.7	1.5
Expenses	(0.8)	(0.7)	(0.6)	(0.3)
Amendment	—	—	6.5	2.6
Actuarial (gain)/loss	43.2	(37.7)	(14.5)	(5.7)
Benefits paid	(43.3)	(91.6)	(37.2)	(15.1)
Benefit obligation at end of period	872.3	806.1	866.8	853.8

Market value of assets on acquisition / at beginning of period	710.1	870.3	909.9	926.0
Employer contributions	8.4	8.8	7.3	3.0
Employee contributions	4.6	4.9	3.7	1.5
Benefits paid	(43.3)	(91.6)	(37.2)	(15.1)
Expenses	(0.8)	(0.6)	—	—
Actual investment return	(102.7)	(81.7)	(13.4)	(5.5)
Market value of assets at end of period	576.3	710.1	870.3	909.9

Funded status	(296.0)	(96.0)	3.5	56.1
Unrecognized net loss/(gain)	347.8	144.0	42.7	(17.3)
Unrecognized prior service cost	5.8	6.1	6.5	2.6
Unrecognized net (asset) at transition	—	—	—	(19.9)
Net prepaid pension expense	57.6	54.1	52.7	21.5

	Supplemental Scheme
	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)	15 weeks ended April 14, 2000
	(£ million)
Benefit obligation on acquisition at beginning of period	58.5	59.7	57.4	56.5
Service cost	0.9	1.2	1.3	0.5
Interest cost	3.4	3.2	2.4	1.0
Employee contributions	—	—	—	—
Expenses	(0.1)	(0.1)	(0.1)	(0.1)
Amendment	—	—	0.7	0.3
Actuarial (gain)/loss	5.3	(0.7)	0.7	0.3
Benefits paid	(3.5)	(4.8)	(2.7)	(1.1)
Benefit obligation at end of period	64.5	58.5	59.7	57.4

Market value of assets on acquisition / at beginning of period	56.6	67.7	70.7	72.0
Employer contributions	—	—	0.6	0.2
Employee contributions	—	—	—	—
Benefits paid	(3.5)	(4.8)	(2.7)	(1.1)
Expenses	(0.1)	(0.1)	—	—
Actual investment return	(8.3)	(6.2)	(0.9)	(0.4)
Market value of assets at end of period	44.7	56.6	67.7	70.7

At end of period
Funded status	(19.8)	(1.9)	8.0	13.3
Unrecognized net loss/(gain)	33.1	14.9	4.9	(5.7)
Unrecognized prior service cost	0.6	0.7	0.7	0.3
Unrecognized net (asset) at transition	—	—	—	(3.4)
Net prepaid pension expense	13.9	13.7	13.6	4.5

Plan assets are held in global equity securities and long-term bonds.

The principal assumptions used in calculating the charge for the Plan and Scheme were as follows:

	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)	15 weeks ended April 14, 2000

Rate of return on assets	6.5%	6.9%	6.5%	6.5%
Discount rate	5.5%	5.9%	5.5%	5.5%
Future salary increases	3.8%	4.0%	4.0%	4.0%
Future pension increase	2.4%	2.5%	2.5%	2.5%

Pension expense comprises:

	Pension Plan				Supplemental Scheme
	Company and Regentrealm			Predecessor	Company and Regentrealm			Predecessor
	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000 (Company) and 52 weeks ended December 30, 2000 (Regentrealm)	15 weeks ended April 14, 2000	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	Period from March 10, 2000 (inception) to December 30, 2000	15 weeks ended April 14, 2000
	(£ million)				(£ million)

Service cost	16.2	19.0	19.1	7.7	0.9	1.2	1.3	0.5
Interest cost	46.3	45.4	36.0	14.4	3.4	3.2	2.4	1.0
Expected return on plan assets	(58.0)	(57.3)	(44.4)	(15.9)	(4.5)	(4.5)	(3.4)	(1.2)
Amortization of unrecognized net loss	0.4	0.4	—	—	—	—	—	—
Amortization of unrecognized transition asset	—	—	—	(0.8)	—	—	—	(0.1)
Pension expense	4.9	7.5	10.7	5.4	(0.2)	(0.1)	0.3	0.2

Additional information required by U.S. GAAP in respect of deferred taxation

The analysis of the deferred taxation balance under U.S. GAAP is as follows:

	Company and Regentrealm
	At December 28, 2002	At December 29, 2001
	(£ million)
Deferred taxation liabilities
Excess of book value over taxation value of fixed assets	(23.0)	(36.9)
Other temporary differences	(33.6)	(21.1)
	(56.6)	(58.0)
Deferred taxation assets
Excess of taxation value over book value of fixed assets	1.2	1.3
Tax effect of losses carried forward	188.9	177.3
Other temporary differences	14.0	14.5
Less: Valuation allowance	(160.0)	(161.9)
	44.1	31.2
Net deferred taxation liability	(12.5)	(26.8)

Of which:
Current	(16.0)	(1.7)
Non-current	3.5	(25.1)
	(12.5)	(26.8)

Valuation allowances are provided mainly on capital losses and other non-trading losses, which can only be utilized against future capital gains and non-trading profits respectively. Provision is made to the extent that the Company and Regentrealm believe it is more likely than not that the tax benefit will not be realized.

At December 28, 2002, the Group had tax losses carried forward of approximately £572 million (2001: £582 million). Of these, approximately £508 million (2001: £527 million) relate to capital and non-trading losses in the United Kingdom, which have no expiry dates but can only be relieved against future U.K. capital and non-trading profits, respectively. The balance of £64 million (2001: £55 million) arises in France, Spain and Belgium and the United States, with £59 million (2001: £43 million) expiring at various dates through 2012 and the remaining £5 million (2001: £12 million) having no expiry date.

Additional information required by U.S. GAAP in respect of stock-based compensation

As allowed by SFAS 123 “Accounting for Stock-Based Compensation” the Predecessor  elected to continue to follow Accounting Principles Board Opinion No. 25, ‘Accounting for Stock Issued to Employees’. In accordance with this accounting statement the Predecessor did not recognize compensation expense on the grant of options.

Had compensation expense been determined based upon the fair value of the stock options at grant date consistent with the method of SFAS 123, the Predecessor’s loss for the 15 weeks ended April 14, 2000 would have remained unchanged since no stock options were granted during the period.

Concentrations of credit risk

Potential concentrations of credit risk to the Group consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables across Europe comprise a large, widespread customer base.

The Group did not consider there to be any significant concentration of credit risk at December 28, 2002, December 29, 2001 or at December 30, 2000.

New U.S. accounting standards

SFAS 146 – “Accounting for Costs Associated with Exit or Disposal Activities”

SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing or other exit or disposal activity. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, the Company and Regentrealm will apply the provisions of SFAS 146 prospectively after December 31, 2002. The impact on the Group, if any, will depend upon the circumstances existing at that time.

UNITED BISCUITS FINANCE plc

Schedule II: VALUATION AND QUALIFYING ACCOUNTS

	Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	(£ million)
52 weeks ended December 28, 2002
Provisions for bad and doubtful debts	1.2	0.6	0.2	(0.1)	1.9

52 weeks ended December 29, 2001
Provisions for bad and doubtful debts	0.6	0.8	(0.1)	(0.1)	1.2

Period from March 10, 2000 (inception) to December 30, 2000
Provisions for bad and doubtful debts	—	1.8	0.1	(1.3)	0.6

Predecessor
15 weeks ended April 14, 2000
Provisions for bad and doubtful debts	4.3	—	—	—	4.3
52 weeks ended January 1, 2000
Provisions for bad and doubtful debts	3.8	2.4	(0.2)	(1.7)	4.3

REGENTREALM LIMITED

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	(£ million)
52 weeks ended December 28, 2002
Provisions for bad and doubtful debts	1.2	0.6	0.2	(0.1)	1.9

52 weeks ended December 29, 2001
Provisions for bad and doubtful debts	0.6	0.8	(0.1)	(0.1)	1.2

52 weeks ended December 30, 2000
Provisions for bad and doubtful debts	—	1.8	0.1	(1.3)	0.6

S-2