Form 20-F
period 2004-01-03
UNITED BISCUITS FINANCE PLC
filed 2004-03-30
CIK 1161618

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 3, 2004.
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

        References in this annual report to "UB Finance" are to United Biscuits Finance plc and references to "Regentrealm" are to Regentrealm Limited, a direct wholly owned subsidiary of UB Finance. Unless the context otherwise requires, "we," "us," "our" and the "Company" refer collectively to UB Finance and its subsidiaries.

        In April 2000, funds advised or managed by Cinven Limited ("Cinven"), Paribas Affaires Industrielles (now PAI management) ("PAI"), DB Capital Partners ("DB Capital") and Nabisco (collectively, the "Equity Sponsors") acquired United Biscuits (Holdings) plc through a public tender offer and subsequently renamed it United Biscuits (Holdings) Limited ("United Biscuits"). In connection with this acquisition, a group of entities, including UB Finance and Regentrealm, were formed as financing vehicles. UB Finance, through its subsidiaries, holds 100% of the equity of United Biscuits, which acts as the holding company of our operating subsidiaries.

        In February 2003, senior members of the management group of DB Capital formed MidOcean Partners, LP ("MidOcean") for the purpose of acquiring a controlling interest in certain investments in Deutsche Bank's private equity investment portfolio, including DB Capital's minority interest in us. Deutsche Bank has a 20% interest in MidOcean.

Accounting Periods and Financial Information

        We generally present our financial information based on 13 periods of four calendar weeks. As a result, our fiscal year consists of 52 weeks, our first fiscal quarter consists of four periods (16 weeks) and our remaining three fiscal quarters each consists of three periods (12 weeks). Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our current fiscal year consists of 53 weeks and our next fiscal year, covering 2004, will consist of 52 weeks and will end on January 1, 2005.

        Unless the context otherwise indicates, financial information and data for our business for:

  •
  2003 means the 53-week period ended January 3, 2004;

  •
  2002 means the 52-week period ended December 28, 2002; and

  •
  2001 means the 52-week period ended December 29, 2001

        The financial statements of UB Finance and Regentrealm included in this annual report have been prepared in accordance with the accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in some respects from the accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between U.K. GAAP and U.S. GAAP applicable to UB Finance and Regentrealm are summarized in Note 25 of Notes to the Financial Statements included elsewhere in this annual report.

        Our financial statements and other financial information included in this annual report are reported in pounds sterling and all references to "pound(s) sterling" or "£" are to the lawful currency of the United Kingdom.

Market Share Information

        The market, industry and product segment data contained in this annual report have been taken from industry and other sources available to us and in some cases adjusted based on our management's industry and other knowledge. All market share information in this annual report is based on the retail value of the referenced entity's share of the total retail sales of the referenced market for the calendar year 2003. We have not independently verified any third-party market information. Similarly, while we believe our internal estimates are reliable, they have not been verified by any independent sources and we cannot assure you as to their accuracy.

Cautionary Statement Regarding Forward-Looking Information

        This annual report includes statements that are, or may be deemed to be, "forward-looking statements" within the meaning of U.S. securities laws. The terms "anticipates," "expects," "may," "will," "should" and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

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

  •
  our ability to pass price increases of raw materials on to our customers;

  •
  increased competition from other companies in our industry and our ability to retain and increase our market shares; and

  •
  general local and global economic conditions.

        We urge you to read Item 3.D. "Key Information—Risk Factors," Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects" for a more complete discussion of the factors that could affect our future performance and the industries in which we operate.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

        The following tables set forth selected historical consolidated financial information for:

  •
  United Biscuits, our predecessor, as of and for the fiscal year ended January 1, 2000 and for the 15-week period ended April 14, 2000, the date United Biscuits was acquired by a subsidiary of UB Finance;

  •
  UB Finance as of December 30, 2000 and for the fiscal period from March 10, 2000 (inception) to December 30, 2000 and as of and for the fiscal years ended December 29, 2001, December 28, 2002 and January 3, 2004, and

  •
  Regentrealm as of January 1, 2000 and as of and for the fiscal years ended December 30, 2000, December 29, 2001, December 28, 2002 and January 3, 2004.

        The data as of and for the fiscal year ended January 1, 2000 and as of and for the 15-week period ended April 14, 2000 for United Biscuits have been extracted or derived from audited consolidated financial statements of United Biscuits that are not included in this annual report. The data as of December 30, 2000, for the period from March 10, 2000 (inception) to December 30, 2000 and as of December 29, 2001 for UB Finance, and as of January 1, 2000, as of and for the fiscal year ended December 30, 2000 and as of December 29, 2001 for Regentrealm have been extracted or derived from audited consolidated financial statements of UB Finance and Regentrealm, respectively, that are not included in this annual report. The data as of January 3, 2004 and December 28, 2002 and for the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001 for UB Finance, and Regentrealm have been extracted or derived from the audited consolidated financial statements of UB Finance and Regentrealm, respectively, included elsewhere in this annual report. All of these consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, or its predecessor firm, Ernst & Young.

        You should read the following selected financial information in conjunction with the information contained in Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements of UB Finance and Regentrealm and the related notes thereto included elsewhere in this annual report.

Selected Financial Data

			United Biscuits Finance plc
	United Biscuits (Holdings) Limited
			Period from March 10, 2000 (inception) to December 30, 2000
				52 weeks ended December 29, 2001 Restated(5)	52 weeks ended December 28, 2002 Restated(5)
	52 weeks ended January 1, 2000	15 weeks ended April 14, 2000				53 weeks ended January 3, 2004
	(£ million)
Amounts in accordance with U.K. GAAP:
Profit and Loss Account Data
Turnover (net sales)
Continuing operations	1,137.9	282.3	880.7	1,262.8	1,308.3	1,331.6
Discontinued operations	473.3	46.2	—	—	—	—

	1,611.2	328.5	880.7	1,262.8	1,308.3	1,331.6

Group operating profit before goodwill amortization and exceptional items:
Continuing operations	84.9	7.6	85.5	100.8	120.3	108.8
Discontinued	24.2	0.8	—	—	—	—

	109.1	8.4	85.5	100.8	120.3	108.8
Goodwill amortization	(2.4)	(0.8)	(21.9)	(36.4)	(40.7)	(36.5)
Operating exceptional items	(44.4)	(10.0)	(16.8)	(42.3)	(35.4)	(61.7)

Group operating profit/(loss)	62.3	(2.4)	46.8	22.1	44.2	10.6
Other exceptional income	—	—	—	—	—	3.5
Share of operating profit in joint ventures	2.0	1.4	2.2	1.2	0.6	0.6

Operating profit/(loss)	64.3	(1.0)	49.0	23.3	44.8	14.7
Non-operating exceptional items	(90.2)	(9.2)	(0.6)	(8.9)	11.1	(1.9)

(Loss)/profit before interest	(25.9)	(10.2)	48.4	14.4	55.9	12.8
Interest	(22.8)	(3.8)	(103.3)	(154.9)	(142.8)	(158.2)
Other finance income/(expense)	—	—	—	9.0	9.0	(6.0)

Loss before taxation	(48.7)	(14.0)	(54.9)	(131.5)	(77.9)	(151.4)
Taxation	(11.4)	(8.3)	(40.1)	29.9	27.9	10.2
Minority interests	0.3	—	—	—	—	—

Loss for the period	(59.8)	(22.3)	(95.0)	(101.6)	(50.0)	(141.2)

Other Financial Data:
Business profit(1)	129.9	21.3	118.3	153.8	174.5	166.2
Capital expenditure:
Continuing operations	77.6	11.9	43.2	48.3	59.2	60.5
Total operations	91.6	12.6	43.2	48.3	59.2	60.5
Balance Sheet Data (at end of period):
Cash and short-term deposits	204.9		80.7	36.8	21.2	31.4
Tangible fixed assets	510.8		462.4	442.5	438.9	433.5
Intangible fixed assets	51.4		711.0	675.8	635.1	598.6
Net current assets	163.4		69.3	66.8	63.0	61.6
Total assets	1,153.3		1,758.9	1,540.3	1,450.1	1,399.9
Total debt(2)	304.5		806.2	725.8	663.5	665.1
Net debt(3)	99.6		743.8	713.1	663.0	643.9
Ordinary share capital	137.4		2.0	2.0	2.0	2.0
Shareholder's funds/(deficit)	471.2		(106.4)	(263.9)	(472.1)	(641.2)
Amounts in accordance with U.S. GAAP:
Profit and Loss Account Data:
Net sales	1,305.3	328.5	880.7	1,262.8	1,151.7	1,160.7
Operating income/(loss)	25.1	(8.3)	38.6	40.2	92.4	63.8
Income/(loss) from continuing operations	77.5	(9.4)	(58.6)	(102.6)	(8.2)	(96.6)
Net income/(loss) for the period	84.4	(10.4)	(57.6)	(101.4)	(12.4)	(96.6)
Balance Sheet Data (at end of period):
Total assets	1,291.5		1,808.0	1,572.6	1,521.1	1,496.8
Net current assets	188.5		124.4	87.6	80.7	71.2
Shareholder's equity/(deficit)	629.9		(68.9)	(249.6)	(410.0)	(528.6)

Footnotes appear on following page.

Selected Financial Data

	Regentrealm Limited
	52 weeks ended December 30, 2000	52 weeks ended December 29, 2001 Restated(5)	52 weeks ended December 28, 2002 Restated(5)	53 weeks ended January 3, 2004
Amounts in accordance with U.K. GAAP
Profit and Loss Account Data:
Turnover—continuing operations:	880.7	1,262.8	1,308.3	1,331.6

Group operating profit before goodwill amortization and exceptional items	85.5	100.8	120.3	108.8
Goodwill amortization	(21.9)	(36.4)	(40.7)	(36.5)
Operating exceptional items	(16.8)	(42.3)	(35.4)	(61.7)

Group operating profit	46.8	22.1	44.2	10.6
Other exceptional income	—	—	—	3.5
Share of operating profit in joint ventures	2.2	1.2	0.6	0.6

Operating profit	49.0	23.3	44.8	14.7
Non-operating exceptional items	(0.6)	(8.9)	11.1	(1.9)

Profit before interest	48.4	14.4	55.9	12.8
Interest	(97.8)	(149.3)	(141.8)	(157.2)
Other finance income/(expense)	—	9.0	9.0	(6.0)

Loss before taxation	(49.4)	(125.9)	(76.9)	(150.4)
Taxation	(40.1)	29.9	27.9	10.2

Loss for the period	(89.5)	(96.0)	(49.0)	(140.2)

Other Financial Data:
Capital expenditure—total operations	43.2	48.3	59.2	60.5
Balance Sheet Data (at end of period):(4)
Cash and short-term deposits	80.7	36.8	21.2	31.4
Tangible fixed assets	462.4	442.5	438.9	433.5
Intangible fixed assets	711.0	675.8	635.1	598.6
Net current assets	115.6	85.5	87.3	80.9
Total assets	1,795.5	1,560.6	1,470.4	1,421.2
Total debt(2)	477.8	517.8	447.8	439.6
Net debt(3)	410.7	495.7	439.0	411.1
Ordinary share capital	2.0	2.0	2.0	2.0
Shareholder's deficit	(101.1)	(252.8)	(460.0)	(628.1)
Amounts in accordance with U.S. GAAP:
Profit and Loss Account Data:
Net sales	880.7	1,262.8	1,151.7	1,160.7
Operating income	38.6	40.2	92.4	63.8
Loss from continuing operations	(53.1)	(97.0)	(7.2)	(95.6)
Loss for the period	(52.1)	(95.8)	(11.4)	(95.6)
Balance Sheet Data (at end of period):
Total assets	1,841.2	1,583.5	1,533.1	1,510.8
Net current assets	167.3	97.8	97.7	84.2
Shareholder's deficit	(63.4)	(238.5)	(397.9)	(515.5)

(1)
Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for 2001, 2002 and 2003 are set out in Note 4 of Notes to the Financial Statements included elsewhere in this annual report.

(2)
Total debt comprises long-term debt plus short-term debt but does not include any amount due to a parent company.

(3)
Net debt comprises total debt less cash and short-term deposits plus unamortized debt issuance costs. Under U.K. GAAP, debt issuance costs are deducted from the related debt amounts for the purposes of balance sheet presentation and are amortized over the life of the debt.

(4)
At January 1, 2000, Regentrealm's balance sheet comprised an amount due from United Biscuits Finance plc of £1 and share capital of £1.

(5)
The amounts for 2001 and 2002 for United Biscuits Finance plc and Regentrealm Limited have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements included elsewhere in this annual report). Business profit, before the impact of FRS 17, for 2001 and 2002 was £166.6 million and £188.4 million, respectively.

Non-GAAP Financial Data

        Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. While business profit should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements.

	United Biscuits (Holdings) Limited			United Biscuits Finance plc
			Period from March 10, 2000 (inception) to December 30, 2000	52 weeks ended December 29, 2001 Restated(5)	52 weeks ended December 28, 2002 Restated(5)
	52 weeks ended January 1, 2000	15 weeks ended April 14, 2000				53 weeks ended January 3, 2004
(£ million)
Reconciliation of Business Profit to U.K. GAAP Data:
(Loss)/profit before interest	(25.9)	(10.2)	48.4	14.4	55.9	12.8
Share of profit of joint ventures	(2.0)	(1.4)	(2.2)	(1.2)	(0.6)	(0.6)
Discontinued operations	(24.2)	(0.8)	—	—	—	—
Depreciation	45.0	13.7	32.8	53.0	54.2	57.4
Goodwill amortization	2.4	0.8	21.9	36.4	40.7	36.5
Non-operating exceptionals	90.2	9.2	0.6	8.9	(11.1)	1.9
Other exceptional income	—	—	—	—	—	(3.5)
Operating exceptionals	44.4	10.0	16.8	42.3	35.4	61.7

Business profit(5)	129.9	21.3	118.3	153.8	174.5	166.2

Footnote appears on the previous page.

Currency and Exchange Rate Data

        The following table provides, for the periods indicated, information concerning the exchange rate for pounds sterling expressed in U.S. dollars per £1.00 based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended December 31,	Period End	Average Rate*	High	Low
1999	1.62	1.61	1.68	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55

*
The average of the noon buying rates on the last business day of each month during the applicable year.

        The following table provides, for the periods indicated, the high and low noon buying rates for pounds sterling expressed in U.S. dollars per £1.00.

Month and Year	High	Low
September 2003	$1.66	$1.57
October 2003	1.70	1.66
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March (through March 19) 2004	1.87	1.79

        We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Our business, and an investment in us, is subject to a number of significant risks, including those described below. These risks are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Significant Competition—We offer products in highly competitive markets, and our failure to compete effectively might adversely affect our results of operations.

        The biscuit and snack industries and the markets for our products are highly competitive. We compete primarily on the strength of our brands, the quality of our products, product innovation and price. Our ability to compete effectively requires continuous efforts in sales and marketing of our existing products, developing new products and cost rationalization. As we cannot predict the actions of our competitors or their effect on our ability to market and sell our products, we cannot assure you that the competitive environment in our markets will not have a negative impact on our future business performance. For further information on competition and our competitors in the markets and market segments in which we compete, see Item 4.B. "Information on the Company—Business Overview—Competition."

Consolidation of Grocery Retailers in Our Markets—Our results of operations may be adversely affected by the consolidation of grocery retailers.

        There is an increasing trend towards consolidation in the retail grocery industry in the United Kingdom and the rest of Western Europe. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One Get One Free" in order to promote their products and gain market share. Although we believe we can leverage our strong brands and leading market positions to mitigate the impact of these campaigns, historically these campaigns have adversely affected our results of operations. In 2003, it became more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. In addition, price competition between retailers reduced retail prices for certain retailer-brand products, limiting demand for our branded product offering. On some "key-value" branded items, retail prices have also been reduced; however, this has reduced the incentive for retailers to support these products with in-store promotions.

Risks of Business Strategy—Our ability to improve our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

        Our business strategy is to increase our cash flow and profitability by implementing initiatives aimed at achieving cost savings and generating profitable growth. If we are unsuccessful in implementing our business strategy and achieving cost savings, generating growth or increasing our cash flow or profitability, we may be unable to fulfill our obligations according to or to comply with the financial covenants under our senior credit facility. In order to realize expected cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize operating efficiencies and rationalize our manufacturing capacity. The cost of these plans in 2003 was approximately £65 million and we expect to spend approximately £60 million in 2004 to achieve overall cost savings. Our ability to generate growth will depend on our successful promotion of our products, our ability to develop new innovations and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy to accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. Implementing our strategy will require significant management resources and may divert or strain our management's ability to focus on our other objectives. We cannot assure you that we will be successful in achieving cost savings, generating growth or in increasing our cash flow or profitability. If we are unsuccessful in implementing our business strategy and achieving cost savings, we may be unable to fulfill our obligations under the notes and comply with the financial covenants under our senior credit facility.

Effective Control by the Equity Sponsors—The interests of our Equity Sponsors may conflict with your interests.

        Funds controlled by Cinven, PAI and MidOcean beneficially own 97% of our voting equity. Messrs. Robert Bradish, Graham Clempson, Bertrand Meunier and Dominic Murphy, members of the UB Finance board of directors, are also either directors or members of senior management of our Equity Sponsors. Under the shareholders agreement of our parent company, United Biscuits Group (Investments) Ltd ("UB Parent"), Nabisco has significant veto rights over UB Parent and its subsidiaries, including for the sale or merger of UB Parent and its subsidiaries. Under the consortium agreement, the other Equity Sponsors also have significant veto rights over United Biscuits (Equity) Ltd, a Cayman Islands company which owns UB Parent and its subsidiaries. Therefore, the Equity Sponsors have a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders. We cannot assure you that the interests of the Equity Sponsors will not conflict with your interests. See Item 7. "Major Shareholders and Related Party Transactions."

Currency Fluctuations—We have multinational operations that expose us to currency exchange risks.

        Although a large percentage of our revenues historically has been generated in the United Kingdom, our operations are geographically diverse. We sell our products in approximately 100 countries and currently operate 21 manufacturing facilities located in five countries. Our financial position and results of operations are also, therefore, subject to both currency transaction risk and currency translation risks.

        Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. We also have long-term borrowings and related interest payment obligations in currencies other than the pound sterling. We hedge against currency transaction risk by seeking to match cash inflows in given currencies with our costs and interest payments in the same currency. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. From time to time, we also purchase forward currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations for particular contractual commitments.

        The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. We borrow in local currencies as appropriate, to minimize the impact of currency translation risk from our overseas operations on our balance sheet. See Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Significant Factors Affecting Our Results of Operations—Currency Fluctuation" and Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk Management".

Brands and Intellectual Property Rights—Some of our intellectual property rights could be challenged or lapse.

        About 87% of our sales in 2003 were from branded products. Our principal trademarks are registered in the United Kingdom, and we have trademark registrations for various products in more than 100 other countries. We also have licensing arrangements under which we sell our products, including our license from Nabisco to market specified Nabisco brands. While we intend to enforce our trademark and licensing rights against infringement by third parties, we cannot assure you that our actions to establish and protect our trademark and license rights are adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products that violate their trademarks and proprietary rights. If a competitor were to infringe trademarks or licenses held by us, enforcing our rights would likely be costly and would divert funds and resources that could otherwise be used to operate our business. We cannot assure you that we would be successful in enforcing our intellectual property rights. See Item 8. "Financial Information—Legal Proceedings."

Government Regulation—We are subject to extensive regulation.

        As a manufacturer of products intended for human consumption, we are subject to extensive U.K. and pan-European governmental regulation over issues such as product composition, packaging, labeling, advertising and the safety of our products; the health, safety and working conditions of our employees; integrated pollution control; and our competitive and marketplace conduct.

        Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly more-stringent environmental protection standards on us and affect air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up, among other things. We may, therefore, be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. We are not aware of any existing environmental liabilities, claims, investigations or proceedings that could reasonably be expected to have a material adverse effect on our financial position. However, we cannot predict future environmental liabilities or assure you that amounts we have provided and budgeted for will be adequate.

        From time to time, additional legislative initiatives may be introduced that will affect our operations and the conduct of our businesses, and we cannot assure you that in future the cost of complying with these initiatives, or the effects of these initiatives, will not have a material adverse effect on our results of operations. For further information, see Item 4.B. "Business Overview—Regulatory Matters" and Item 4.D. "Property, Plants and Equipment—Environmental Matters."

Trade Hostilities—A trade dispute with the North American Free Trade Area could result in tariffs on our exported products.

        In 2003, we sold £34.8 million of our European-manufactured products within the North American Free Trade Area, which represented 2.6% of our sales for that year. In the past, trade disputes between European and North American trading blocks have resulted in the temporary escalation of tariffs. Although these disputes have not had a significant impact on our trading performance, if future trade disputes resulted in a substantial increase in tariffs on biscuits or crackers, our trade in North America could be significantly damaged and our results of operations could be adversely affected.

Dependence on Raw Materials—Our ability to pass price increases of raw materials on to our customers could adversely affect our results of operations.

        The prices of many of our raw materials are affected by governmental agricultural policies, the operations of our suppliers, political upheavals and acts of God such as severe weather conditions. While we source raw materials from a wide range of suppliers or believe that we can source them from alternative suppliers, we cannot assure you that we would be able to obtain sufficient supplies from our sources or that, in the event of a supply disruption or other adverse event that affects our sources, our raw material costs would not increase. To the extent we are able to obtain sufficient quantities of raw materials in the event of a supply disruption, our ability to pass through any increase in raw materials costs to our customers would depend upon competitive conditions and pricing methods employed in the various markets in which we sell our products. Consequently, a material or prolonged supply disruption could adversely affect our results of operations.

Defined Pension Benefit Schemes—Our results of operations may be adversely affected by the cost of funding our pension schemes.

        United Biscuits operates a defined benefit pension arrangement in the United Kingdom that has liabilities to retired employees, to previous employees who have left our service but who are not yet drawing pension benefits and to current employees who are members of the plan. Both we and current employees who are members of the plan contribute to a fund that is invested in order to meet these liabilities. There is also a small defined benefit scheme in the Netherlands.

        The investment strategy of the fund is determined by the investment fund trustees who receive independent advice in carrying out these responsibilities. In order to take advantage of the higher returns that equity investment has historically generated, a substantial proportion of the fund is invested in equities. This investment strategy, while it has been successful over the long term, carries the risk that a decline in equity values could increase the current funding deficit, which may require us to increase our contributions. From December 1, 2003, a new schedule of contributions has been agreed which will increase our contributions to the U.K. plan and scheme from approximately £8 million in 2003 to approximately £22 million in 2004. If we are unable or unwilling to increase contributions to a level agreed to by the trustees and the independent actuary, then the scheme could be wound up, which would crystallize a significant one-off cash liability for us. Either the higher contributions or a one-off cash liability could impair our ability to invest in programs to reduce cost or to drive profitable branded growth, or could restrict our ability to meet our obligations under our outstanding notes as they fall due. Closure of the pension fund or any changes to the benefits provided or to the employee contribution rate could also have industrial relations consequences that might impair our ability to service demand and generate cash. As part of the recent review of pension funding and contribution levels in the United Kingdom, we have advised employee consultative bodies that employee contributions will rise in 2004, from 5% of salary to 7% of salary.

Substantial Leverage—Our substantial debt could adversely affect our business and prevent us from fulfilling our obligations under the notes.

        We have a substantial amount of debt and significant debt service obligations. As of January 3, 2004, our outstanding long-term debt (including current maturities) was £673.2 million. We anticipate that our substantial leverage will continue for the foreseeable future.

        Our high level of debt may have important negative consequences for you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to adverse general economic and industry conditions, or a significant business continuity issue, e.g. a major fire or system failure;

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

Restrictions on Operations—Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

        Various covenants contained in our debt instruments, including the senior credit facility and the indenture governing the notes, restrict our ability to:

  •
  borrow money;

  •
  pay dividends or make other distributions;

  •
  grant liens on our assets;

  •
  make asset dispositions;

  •
  make investments;

  •
  enter into transactions with affiliates; or

  •
  merge, consolidate or transfer all or substantially all of our assets.

        These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. These restrictions on our operations may adversely affect our ability to make payments on the notes. See Item 5.B. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Service Obligations."

Ability to Service Debt—We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control which may affect our ability to meet our obligations to the noteholders.

        Our ability to make scheduled payments on, and satisfy our obligations under, our indebtedness, including our senior credit facility and the notes, depends upon our future operating performance. Our future operating performance, in turn, will be affected by the successful implementation of our business strategy as well as general economic, competitive, market, business and other conditions, many of which are beyond our control. We believe that, based on current levels of operations and anticipated future growth, our expected cash flows from operations, together with available borrowings under our bank facilities, will be adequate to meet our anticipated working capital, capital expenditure and scheduled principal and interest obligations. If future cash flow is insufficient to make scheduled payments on our debt, we will need to refinance all or a portion of our debt, including our senior credit facility and the notes, before maturity, or before we obtain additional financing or sell assets. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all. See Item 5. "Operating and Financial Review and Prospects."

Holding Company Structure—Both UB Finance and Regentrealm are holding companies with no revenue-generating operations of their own.

        UB Finance relies on payments from its subsidiaries to generate the funds necessary to make payments on the notes. UB Finance is a holding company and does not directly conduct any business. The principal assets of UB Finance consist of: (1) its equity interest in Regentrealm, its direct, wholly owned subsidiary; (2) intercompany loans made by UB Finance to Regentrealm with the proceeds of intercompany borrowings from Runecorp Limited, UB Finance's parent; and (3) intercompany loans made by UB Finance to Regentrealm with the proceeds from the notes offerings. As a result, UB Finance depends wholly on dividends and other distributions it receives from Regentrealm, including payments under these intercompany loans, to make payments on the notes. Regentrealm, which is also a holding company and parent of UB Finance's operating subsidiaries, also depends on dividends and other distributions it receives from its subsidiaries. The ability of UB Finance's subsidiaries to make payments to Regentrealm depends on their cash flow and earnings. In addition, dividends from UB Finance's subsidiaries are limited by local corporate law, which in Europe typically limits dividends to accumulated earnings of the relevant subsidiary. Because of the holding company structure, UB Finance may not be able to receive sufficient funds from its subsidiaries to pay the principal of and interest on the notes.

Contractual and Structural Subordination—Noteholders rights to receive payments under the notes and UB Finance's right to receive payments under the intercompany loans are unsecured and subordinated to the senior debt of UB Finance and Regentrealm and to all debt of our subsidiaries other than Regentrealm.

        The indenture governing the notes contractually subordinates the notes and the outstanding notes in right of payment to all existing and future senior debt of UB Finance (including UB Finance's guarantee of our senior credit facility). It also contractually subordinates the Guarantee of Regentrealm to all existing and future senior debt of Regentrealm (including borrowings under our senior credit facility). Furthermore, before the date of repayment of our senior credit facility, the Guarantee will not become due, and no payment may be made under the Guarantee, until after the expiration of a period beginning on the date of occurrence of a payment default on the notes and ending on the first to occur of: (1) the 179th day from that event of default date; (2) the date on which an order is made for the winding-up or dissolution of Regentrealm; and (3) the date on which the shareholders of Regentrealm pass a resolution for the winding-up or dissolution of Regentrealm.

        UB Finance, its parent companies and most of its subsidiaries are parties to an intercreditor deed, dated as of April 28, 2000, with, among others, the lenders under our senior credit facility, as the same may be amended to date (the "Intercreditor Deed"). The Intercreditor Deed contractually subordinates UB Finance's right to receive payments under its intercompany loans to Regentrealm to Regentrealm's obligations under our senior credit facility. In addition, prior to the time our senior credit facility is repaid, the Intercreditor Deed prohibits our subsidiaries from making payments to UB Finance except to fund interest due on the notes and the outstanding notes, certain permitted investor payments and administrative expenses. Payments to UB Finance from its subsidiaries, including payments under UB

Finance's intercompany loans to Regentrealm, will be suspended in the case of a default under our senior credit facility until in the case of a payment default, the default is remedied and, in the case of a non-payment default, 179 days after a payment blockage notice has been served (or if earlier, until the default is remedied or waived or our senior credit facility is repaid in full). Only one blockage notice can be served in any 365-day period. The Intercreditor Deed also provides that, in addition to the payment blockage described above, prior to the time our senior credit facility is repaid, enforcement action may be taken by UB Finance in relation to its intercompany loans to Regentrealm only after the expiration of the period beginning on the date of an occurrence of a payment default on the notes and ending on the first to occur of (1) the 179th day from that payment default date, (2) the date on which an order is made for the winding-up or dissolution of Regentrealm or (3) the date on which the shareholders of Regentrealm pass a resolution for the winding-up or dissolution of Regentrealm. See "Description of Senior Credit Facility and Intercompany Arrangements."

        Because UB Finance is a holding company, the notes are structurally subordinated to the obligations of our subsidiaries other than Regentrealm, which guarantees the notes on a senior subordinated basis. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries (other than Regentrealm), UB Finance's creditors (including the noteholders) will have no right to proceed at law against their assets. Creditors of these subsidiaries, including trade creditors and lenders under our senior credit facility, will be entitled to payment in full from the sale or other disposal of these assets in priority to UB Finance, except to the extent that UB Finance may be a distinct creditor with recognized claims against those subsidiaries.

        The notes and the Guarantee are unsecured obligations of UB Finance and Regentrealm, respectively. Debt under our senior credit facility is secured by liens on the assets of UB Finance, including its intercompany loans to Regentrealm and payments made under them and the shares of Regentrealm, the assets of Regentrealm and the shares and assets of Regentrealm's material operating subsidiaries. In the event of a default under our senior credit facility or an insolvency, liquidation, winding-up or similar proceeding relating to Regentrealm or any of UB Finance's other subsidiaries, UB Finance's and Regentrealm's assets would be available to satisfy obligations under our senior credit facility before any payment would be made on the notes or under the Guarantee. Any future secured indebtedness, whether of UB Finance or any of its subsidiaries, including Regentrealm, would effectively rank senior to the notes and the Guarantee.

Rights of Secured Creditors Under Insolvency Laws—U.K. insolvency laws are not as favorable to unsecured creditors as U.S. insolvency laws.

        The lenders under our senior credit facility have a first ranking security interest over all of the shares and tangible and intangible assets of most of our material operating subsidiaries. Both UB Finance and Regentrealm are companies incorporated under the laws of England and Wales and a substantial portion of their assets are located in England. Accordingly, English insolvency law will most likely govern any insolvency proceedings with respect to UB Finance and Regentrealm. However, under the E.U. Regulation on Insolvency Proceedings (EC 1346/2000) (the "Regulation"), if UB Finance's or Regentrealm's "center of main interest" is established in a relevant E.U. state other than the state of its incorporation, insolvency proceedings may be governed by the law of that Member State. Certain rights are excluded from the effect of the Regulation, including certain rights of secured creditors. The procedural and substantive provisions of English insolvency law generally are more favorable to secured creditors than the comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection against the rights of secured creditors and it will generally not be possible for UB Finance, as an unsecured creditor of Regentrealm under the intercompany loans, or the holders of the notes, as unsecured creditors of UB Finance under the notes or unsecured creditors of Regentrealm under the Guarantee, to prevent the secured creditors from enforcing their security to repay the debts. After an event of default occurs, the security agent under our senior credit facility will have the effective right to direct the disposition of any collateral. Therefore, the noteholders' ability to realize on the claims under the notes against UB Finance as an unsecured creditor may be more limited under English law than under U.S. law.

        In addition, under English insolvency law, UB Finance's debt under the notes and Regentrealm's debt under the Guarantee will rank after the claims of certain creditors which are entitled to priority under English insolvency law. These preferred debts include:

  •
  expenses of the relevant insolvency proceeding;

  •
  certain amounts owed under occupational pension schemes; and

  •
  certain amounts owed to employees.

        English insolvency law empowers English courts to make an administration order in relation to a company. An administration order can be made if the court is satisfied that the relevant company is or is likely to become "unable to pay its debts" for the purpose of the relevant statute and that the administration order is reasonably likely to achieve the purpose or objective of administration. Administrators are required to carry out their functions with the primary objective of rescuing a company as a going concern. If this primary objective is not achievable, the administrators must carry out their functions with the objective of achieving a better result for a company's creditors as a whole than would be likely if a company was wound up or realizing property in order to make a distribution to one or more secured or preferential creditors. The administration regime is in some respects similar to the regime under chapter 11 of the U.S. Bankruptcy Code as no steps may be taken to enforce security over a company's property and no proceedings or other legal process may be commenced or continued against a company in administration except with the consent of the administrator or the court. It is possible, however, for a secured creditor that has the power to appoint an administrative receiver (which will generally be the case where the secured lender has security in the form of a floating charge, granted before September 15, 2003, over all or substantially all of a company's property, as is the case of the lenders under our senior credit facility) to prevent the appointment of an administrator and, as a result, that secured creditor and other secured creditors will be able to enforce their security.

        The Financial Collateral Arrangements (No. 2) Regulations 2003 came into force on December 26, 2003. These enable security holders to enforce their security rights over shares, other financial instruments and securities or cash, regardless of the usual moratorium imposed by administration and without being affected by the various rights of administrators and liquidators relating to the disposal of property. The application of these new regulations is, however, still untested.

        As a result, the protection given to unsecured creditors under English insolvency law will in most cases be less than the protection that would be given to unsecured creditors under chapter 11 of the U.S. Bankruptcy Code. It is possible that we could be subject to insolvency proceedings in other jurisdictions in which we operate. The insolvency laws of those jurisdictions may also differ from U.S. insolvency laws.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We are the leading manufacturer and marketer of biscuits in the United Kingdom and Iberia and second-largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. In the United Kingdom, we are the leading manufacturer and marketer of packaged nuts and the second-largest manufacturer and marketer of savory snacks and crisps. We manufacture and market a wide range of products in Western Europe under well-recognized brand names, and branded products accounted for approximately 87% of our sales in 2003. Among our popular brand names are McVitie's, Penguin, go ahead!, McVitie's Jaffa Cakes, Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre, Verkade, Hula Hoops, Skips, Mini Cheddars, McCoy's, Phileas Fogg and KP Nuts. We are also exclusively licensed to manufacture and market Oreo, Chips Ahoy! and other key Nabisco brands in parts of Europe and North Africa.

United Biscuits Finance plc

        UB Finance was incorporated in England and Wales on March 10, 2000, to act as a financing company in connection with the acquisition of United Biscuits by the Equity Sponsors. In April 2000, the Equity Sponsors acquired United Biscuits, the holding company of our operating subsidiaries, through a public tender offer. We refer to this acquisition as the "UB acquisition." Concurrently with the UB acquisition, we entered into agreements for a series of divestitures and other acquisitions designed to focus our business on our key Western European markets and our core branded products. The UB acquisition, together with the acquisitions and dispositions of material assets connected with the acquisition of United Biscuits described in Item 7.B. "Major Shareholders and Related Party Transactions—Related Party Transactions," are collectively referred to as the "Transactions" in this annual report.

        Runecorp Limited, a wholly owned subsidiary of UB Parent, is the beneficial owner and holder of all the ordinary shares of UB Finance. Before United Biscuits was acquired, UB Finance had not engaged in any business.

Regentrealm Limited

        Regentrealm, a direct, wholly owned subsidiary of UB Finance, is the guarantor of the notes. Regentrealm was incorporated in England and Wales on November 29, 1999. Regentrealm is a holding company that indirectly owns United Biscuits, the holding company of our operating subsidiaries.

        Regentrealm holds no assets other than the shares of its directly and wholly owned subsidiary, Finalrealm Limited, and the intercompany loans to its subsidiaries. Other than its guarantee of the notes, its obligations to UB Finance under intercompany loans and the senior credit facility, Regentrealm does not have any debt obligations. Before the UB acquisition, Regentrealm had not engaged in any business.

        The registered offices of UB Finance and Regentrealm are located at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom, and their telephone number is +44 20 8234 5000.

Agent for Service of Process

        Each of UB Finance and Regentrealm has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process for the notes, the guarantee for the notes and the related indenture.

B.    Business Overview

Overview

        We manufacture and market products for the retail grocery, convenience and impulse and food service markets in two product categories: biscuits and snacks.

  •
  Biscuits—£1,003.7 million, or 75.4%, of our 2003 sales, of which approximately 88% were branded.  We manufacture and market biscuits, crackers and cakes in Western Europe and for export across the world.

    We are the largest manufacturer and marketer of biscuits in the United Kingdom. In 2003, our combined branded and retailer-branded biscuit sales accounted for approximately 26% of the U.K. biscuit market. Our U.K. branded biscuit sales accounted for approximately 20% of the overall market, representing more than twice the branded biscuit sales of our closest competitor. Our U.K. biscuits business is anchored by our primary brand, McVitie's. McVitie's is among the best-known brands in the United Kingdom, and McVitie's biscuits were purchased by over 85% of U.K. households in 2003. Among our popular core product brands in the United Kingdom are McVitie's Digestive and Chocolate Digestive (formerly Homewheat), Penguin, go ahead! and McVitie's Jaffa Cakes. We also export biscuits and crackers to approximately 100 countries, including Carr's premium-branded crackers and Delacre biscuits to North America.

    We are the largest manufacturer and marketer of biscuits in Spain with a market share of approximately 27% and the second-largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium, with market shares of approximately 12%, 20% and 14%, respectively, and the second-largest marketer of biscuits in Portugal with a market share of approximately 16%. Our core continental Western European biscuit brands are Fontaneda, Chiquilin and Filipinos in Iberia; BN and Delacre in France; Verkade and Sultana in the Netherlands; and Delacre in Belgium. We also manufacture and market Iberia's top-selling dry dessert mix and baking powder brand, Royal. We are exclusively licensed to manufacture and market Oreo, Chips Ahoy! and other key Nabisco brands in parts of Europe and North Africa.

  •
  Snacks—£327.9 million, or 24.6%, of our 2003 sales, of which approximately 84% were branded.  We are the largest manufacturer and marketer of packaged nuts in the United Kingdom, with a market share of approximately 20% of the packaged nuts market, and the second-largest manufacturer and marketer of savory snacks and crisps in the United Kingdom, with a market share of approximately 15% of the packaged savory snacks and crisps market. Our leading snack brands include Hula Hoops, Skips, Mini Cheddars, McCoy's, Phileas Fogg and KP Nuts.

Markets

General

        The principal markets in which we operate, the U.K. biscuit and snack markets and the Iberian, French, Dutch and Belgian biscuit markets, share a number of characteristics.

        The majority of biscuits and, to a lesser extent, snacks are sold through major grocery retailers. Market leaders with large-scale manufacturing and distribution, as well as brands with strong media support, will be better able to negotiate more-favorable terms with retailers and leverage their existing brands. The importance of maintaining strong relationships with retailers has also become a critical success factor for food companies and drives many initiatives such as category management. Food companies with strong market positions and retail relationships have increasingly benefited from these initiatives through maintaining shelf space, maintaining share of promotional feature and maximizing distribution efficiencies.

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

U.K. Biscuit Market

        The U.K. biscuit market had retail sales of approximately £1.6 billion in 2003 and has had relatively stable, but modest, growth over the last five years, with an average annual growth rate of 1% to 2% during the period. The U.K. biscuit market is expected to continue to have an annual growth of between 1% and 2% over the next three years. This stable growth can be attributed in large part to the greater demand for convenience foods. Biscuits represent the largest packaged grocery category for large U.K. grocery retailers. It is estimated that over 90 million biscuits are consumed daily and that approximately 99% of all U.K. households purchase biscuits annually. Branded biscuit sales accounted for 78% of the market, with retailer-branded biscuit sales representing the remainder. The retailer-brand component of the market has declined over the past three years and decreased from 29% of total market sales in 1999 to 22% in 2003.

Continental Western European Biscuit Markets

        The continental Western European biscuit markets in which we compete had retail sales of approximately £1.8 billion in 2003 and have grown at an average annual rate of 3% over the last five years. These markets have a lower per capita biscuit consumption rate than that of the United Kingdom and their growth is expected to outpace that of the U.K. biscuit market over the next three years.

U.K. Snacks Market

        The U.K. savory snacks, packaged nuts and crisps market had retail sales of approximately £1.8 billion in 2003 and has grown at an average annual rate of 2% over the last five years. The U.K. snacks market is expected to grow at an annual rate of 1% to 2% over the next three years. Like the U.K. biscuit market, the U.K. snacks market's growth is driven by an increased demand for convenience foods. Over 80% of U.K. savory snack products sold are branded products.

        Large retail grocery chains dominate the sale of snacks in the United Kingdom, but convenience and impulse outlets are also significant snack distribution channels, as savory snack products are very often consumed out of the home.

Products

        We manufacture and market biscuits, snacks and other selected grocery products for retail sale through large grocery retailers and convenience and impulse channels. We offer our products primarily in the United Kingdom and in continental Western Europe. We produce both branded and retailer-branded products, with branded products accounting for approximately 87% of our sales in 2003.

Biscuits Category

        Our biscuits category had sales of £1,003.7 million in 2003, representing 75.4% of our total sales for the year, approximately 88% of which were from branded products.

United Kingdom

        We are the leading manufacturer and marketer of biscuits in the United Kingdom, with a total market share of approximately 26%. Our branded biscuit sales accounted for approximately 20% of the overall U.K. biscuit market, representing more than twice the branded biscuit sales of our closest competitor. We compete in all segments of the U.K. biscuit market, including: everyday biscuits, everyday treats, healthier biscuits, chocolate biscuit bars, children's biscuits, savory biscuits, seasonal biscuits, special treats, and crackers and crispbreads. We also manufacture and market snack and family cakes in the United Kingdom. We produce both branded and retailer-branded biscuits for the U.K. and export markets, with our branded products accounting for approximately 79% of our total U.K. biscuit category sales in 2003.

Branded Biscuits

        In 2003, 61% of our total U.K. branded biscuit sales were derived from four core brands: McVitie's Core including Digestive and Chocolate Digestive (formerly Homewheat), Penguin, go ahead! and McVitie's Jaffa Cakes.

        We are the market leader in the U.K. biscuit market, with our branded biscuits representing approximately 20% of the total biscuit market, more than twice the branded share of our nearest competitor. We manufacture and market three of the five top-selling biscuit brands in the United Kingdom.

Retailer-Branded Biscuits

        We operate a successful retailer-branded business for retail grocery customers and are the second-largest supplier of retailer-branded biscuits in the United Kingdom. By producing a limited portfolio of retailer-branded products, we obtain greater utilization of our factories and spread our manufacturing and distribution costs over a larger production volume, thus improving profitability. Providing retailer-branded products also makes us valuable to retailers as we can offer a broader range of products within the biscuit category. In 2003, 21% of our total U.K. biscuit category sales were generated by our retailer-branded business.

Cakes

        We produce cake products under the McVitie's brand and under selected McVitie's product brand names, such as go ahead! and McVitie's Jaffa Cakes, and are the market leader in the cake bars segment, with a 47% market share. Our cake sales grew from £43.1 million in 2002 to £51.5 million in 2003 and represented 10.4% of the sales of our U.K. biscuits business. Our cake bar range has benefited from our relationship with Mars (UK) Limited (Masterfoods), through which we have introduced jointly branded snack cake products such as McVitie's Galaxy, McVitie's Starburst, McVitie's M&M's, McVitie's Bounty, McVitie's Snickers and McVitie's Milky Way.

Southern Europe

        Our Iberian business, which was acquired from Nabisco as part of the UB acquisition, is the leader in the £0.3 billion Spanish biscuit market, with a branded share of approximately 27% of the total market, which is nearly double the branded share of our next largest competitor. We manufacture and market six of the top 10 biscuit brands in Spain. In Portugal, we are the second-largest marketer in the £0.1 billion biscuit market with a 16% market share. We are the leading manufacturer and marketer of dry dessert mixes and baking powder in Iberia. We also manufacture and market canned meat products, orange juice and tomato products for the Iberian market. Our key biscuit brands in Iberia include Chiquilin, Filipinos, Fontaneda as well as Oreo and Chips Ahoy! produced under license from Nabisco.

        Royal is a range of dry dessert mixes and baking powders. Royal is the leading brand in both categories and has a 79% share of the dry mix market.

Northern Europe

        We are a leading manufacturer of sweet biscuits in Northern Europe with the number two market positions in each of the countries in which we operate.

        The Netherlands.    We are the second-largest manufacturer and marketer in the £0.2 billion Dutch sweet biscuit market, with a 20% market share. We target primarily the in-between-meals and everyday biscuits segments.

        Verkade is our umbrella brand in the Netherlands and most of our products in the Netherlands are marketed under this brand. Our primary product brand, Verkade Sultana, a fruit-filled biscuit, is the largest-selling biscuit brand in the Netherlands. The brand competes in the in-between-meals segment of the market.

        France.    We are the second-largest manufacturer and marketer of sweet biscuits in the £0.8 billion French biscuit market, with a 12% market share. We focus on two segments of the market; children's biscuits and adult biscuits. We have two core brands in France. BN, a range of children's biscuits, is the second-largest biscuit brand in the French market, and Delacre, a premium biscuit brand, is focused primarily on the assortment segment.

        Belgium.    We are the second-largest manufacturer and marketer within the £0.2 billion Belgian sweet biscuit market, with a 14% market share. We hold the leading position in the premium assortment biscuits segment, anchored by our Delacre brand. We also market fruit-filled biscuits under the Sultana brand.

Export

        We export our branded products to approximately 100 countries around the world and had export sales of £71.1 million in 2003. We believe we are the leading manufacturer and marketer of premium European cookies and crackers exporting to North America, where we have strong positions in the premium savory and premium assortment biscuits segments. McVitie's, Carr's, BN and Delacre are our key export brands.

        Sales in North America were £34.8 million in 2003, primarily from sales of Delacre assortments to warehouse club retailers in the United States and sales of Carr's water crackers and other Carr's branded crackers. We export our products through third-party distributors with whom we mainly enter into short-term distribution contracts which typically vary to comply with the laws and commercial practices of the particular local jurisdiction.

Snacks Category

        Our snacks business had sales of £327.9 million in 2003, representing 24.6% of our sales for the year, approximately 84% of which were from branded products. We have a strong product portfolio of branded savory snacks, packaged nuts and crisps, including three of the 10 top-selling snack brands in the United Kingdom. We are the second-largest producer of branded savory snacks and crisps, with a 15% market share, and the largest manufacturer and marketer of packaged nuts in the United Kingdom, with a market share of approximately 22% of the packaged nuts market. We also hold secondary positions in the savory snacks markets in the Netherlands and Belgium.

Savory Snacks and Crisps

        We compete in all segments of the U.K. savory snacks and crisps market, including everyday snacks, children's snacks, adult/premium snacks and healthier snacks. We market a portfolio of leading brands, including Hula Hoops, Skips, Mini Cheddars, McCoy's and Phileas Fogg.

Packaged Nuts

        We are the leading manufacturer and marketer in the £0.2 billion U.K. packaged nuts market and have a 63% share of the branded market and a 22% share of the overall packaged nuts market. Approximately two-thirds of our sales of packaged nuts are from branded products sold under the KP Nuts brand name.

Seasonality

        Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business because we build up our inventories during our third fiscal quarter. Our monthly average working capital was £110.0 million in 2003, whereas our average working capital during our third fiscal quarter in 2003 was £122.0 million.

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

Distribution

        We distribute our products in the United Kingdom through six distribution points, including one central distribution center. We distribute our products in continental Western Europe through thirteen distribution points in Iberia, four distribution points in France, two distribution points in the Netherlands and three distribution points in Belgium.

Customers and Distribution Channels

        We sell our products principally to major grocery retailers and independent grocers and through impulse and convenience channels. In the United Kingdom, we have been chosen to act as the biscuit "category manager" to three of the top five grocery retailers as a result of our top-selling brands, our leading market position and our consumer category knowledge. We are also the biscuit category manager for the leading retailers in the Netherlands. As a category manager, we have the opportunity to offer creative suggestions to retailers in order to increase category sales. We believe that we are also well-regarded in Spain and that Spanish retailers rate us ahead of our competitors in brand strength, new product development and product category knowledge. We are continuing to build our relationships with retailers in our other European markets, such as France and Belgium, where we are working with top retailers to introduce a new approach to market segmentation. By developing and maintaining strong working relationships with retailers, we are able to optimize the presentation of our products and maximize the amount and prominence of retail shelf space our products are given in these retailers' outlets.

        In recent years, as out-of-home consumption has increased and impulse food purchases have become more important to consumers' lifestyles, we have targeted convenience and impulse channels. Convenience and impulse channels comprise a variety of outlets, including convenience stores, garage forecourts (i.e., gas station mini-markets), off-licenses (i.e., outlets that sell liquor for consumption off the premises), bars and pubs, where consumers make spontaneous purchases of snacks. We believe the convenience and impulse channels will continue to benefit from the trend towards snacking and we intend to continue to target these channels to increase sales.

Sales and Marketing

        We have a sales force of approximately 490 employees and a marketing group of 120 employees. During 2003, our sales force consisted of national account teams divided between our two product categories and dedicated to supporting the major customers of a given category, and a field sales operation responsible for supporting wholesalers and their customers at a local level. Each category also has a brand management team responsible for developing brand strategies, new products and product-line extensions and for marketing activities, such as advertising, sponsorship programs and consumer public relations.

        At the end of 2003 we merged our UK Biscuits and UK Snacks businesses and combined and restructured our sales force in the United Kingdom around the major trade channels and key customers. This reorganization will allow us to leverage our scale in the U.K. market and with U.K. retailers. Each sales force now works with a sales support staff responsible for establishing trade channel and customer management strategies. We generally sell our products on an order-by-order basis and do not enter into long-term contracts to supply our products.

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

Competition

        The biscuit and snack markets are highly competitive. We compete against numerous businesses of varying sizes, both in the United Kingdom and in continental Western Europe. We compete primarily on the basis of the quality of our products, product innovation, price, the strength of our brands and our relationships with retailers. Principal biscuit suppliers in the United Kingdom include Burton's Foods (controlled by Hicks, Muse, Tate & Furst, a U.S. private equity firm), whose key brands include Cadbury Fingers (produced under a license from Cadbury), Wagon Wheels, Maryland Cookies and Jammie Dodgers; Northern Foods, which markets Fox's branded products; Danone, whose Jacob's biscuits operation markets Cream Crackers, TUC and Ritz brands; and Nestlé, whose key brands are KitKat, Blue Riband and Breakaway. The biggest biscuit supplier in the continental Western European biscuit markets in which we operate is Danone, whose key brands include Prince, Petit Ecolier, Pims, Pepito, Mikado, Barquette, Belin Crackers and the Taillefine/Vitalinea healthy biscuit range. Among the principal suppliers in the United Kingdom of savory snacks and crisps is PepsiCo Inc.'s U.K. subsidiary, Walkers Snackfoods, which is the largest participant in the category. Walkers' key brands include Walkers Crisps, Monster Munch, Quavers, Wotsits, Doritos and French Fries. We also compete in the United Kingdom with Golden Wonder, whose key brands are Nik Naks and Wheat Crunchies. The principal methods of competition in our industry include new product development, advertising and media campaigns, effective management of retailer relationships, consumer and price promotions and overall pricing strategy.

Regulatory Matters

        As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation from both national and pan-European governmental entities concerning, among other things, product composition, packaging, labelling, advertisement and the safety of our products; the health, safety and working conditions of our employees; integrated pollution control; and our competitive and marketplace conduct. These include, in the United Kingdom, the Food Safety Act 1990 and associated food labelling regulations and, in the European Union, E.U. Directives on general product safety, control of foodstuffs and regulation of food additives.

        From time to time, additional legislative initiatives may be introduced that may affect our operations and the conduct of our businesses, and we cannot assure you that the cost of complying with these initiatives or that the effects of these initiatives will not have a material adverse effect on our profitability or financial condition in the future. We operate systems and policies to ensure that we are complying with the statutes and regulations that impact our operations.

Organizational Structure

        The following chart shows our corporate structure:

Footnotes appear on the following page.

(1)
The investment interests of our Equity Sponsors are represented by £400.0 million initial aggregate principal amount of deep discounted bonds issued by Solvecorp Limited to PAI, Cinven and MidOcean, dual convertible discounted preferred securities issued for £145.0 million by Deluxestar Limited to Nabisco and £2.0 million of equity invested by Cinven, PAI and MidOcean through United Biscuits (Equity) Limited, a Cayman Islands company, which holds and beneficially owns 95% of the shares of UB Parent. The remaining 5% are owned by our senior management. Nabisco also holds warrants exercisable upon certain events for shares of UB Parent.

(2)
Guarantors of the senior credit facility.

(3)
Represents equity ownership in Runecorp Limited ("Runecorp").

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

(5)
UB Finance loaned the proceeds from the original and new notes offerings to Regentrealm under intercompany loan agreements. Regentrealm used the proceeds from the original notes offering, in April 2000, to repay an existing intercompany loan from UB Finance. UB Finance used the proceeds from the loan repayment, along with borrowings under our senior credit facility, the proceeds from the sale of our interest in Young's Bluecrest Limited and cash on hand, to repay the senior subordinated bridge facility. Regentrealm used the proceeds from the new notes offering, in February 2004, to prepay £40.0 million of Term Loan A under the senior credit facility, pay the transaction fees from the offering and will use proceeds to finance the approximately €40 million acquisition of Triunfo Productos Alimentares S.A. from Nutrinveste SGPS, S.A.. In the event that the potential acquisition in Southern Europe is not consummated, Regentrealm will be required to use the remaining proceeds to further prepay the senior credit facility.

(6)
The senior credit facility at inception amounted to £625.0 million and included a £90.0 million revolving credit facility. This facility was reduced to £475.0 million in April 2003 and includes a £225.0 million revolving credit facility, of which £24.0 million was available to be drawn down at January 3, 2004. £5.0 million of the £250.0 million term facility had been repaid by January 3, 2004. The balance outstanding at January 3, 2004 is increased by an unfavorable euro exchange movement since inception, amounting to £0.4 million.

        The following table sets forth our significant subsidiaries, their geographic locations and our ownership interest.

Subsidiary	Geographic Location	Ownership Interest
Regentrealm Limited	United Kingdom	100%
United Biscuits (Holdings) Limited	United Kingdom	100%
United Biscuits (UK) Limited	United Kingdom	100%
UB Investments plc	United Kingdom	100%
UB Overseas Limited	United Kingdom	100%
United Biscuits France SAS	France	100%
United Biscuits Industrie SAS	France	100%
UB Investments (Netherlands) BV	The Netherlands	100%
Koninklijke Verkade NV	The Netherlands	100%
United Biscuits Iberia, S.L.	Spain	100%
Galletas United Biscuits S.A	Spain	100%
Carnes y Conservas Espanolas S.A.	Spain	100%
NV Biscuits Delacre SA	Belgium	100%

D.    Property, Plants and Equipment

Manufacturing Facilities

        We owned and operated 22 manufacturing facilities during 2003. The dry mix facility in Tunisia was closed in December 2003 and production has been transferred to our dry mix facility at Montornes in Spain. Our manufacturing network is characterized by large, well-invested facilities in the United Kingdom, which typically operate at relatively high utilization levels, and smaller, more specialized facilities in continental Western Europe. The following maps and accompanying text set forth the location and principal uses of our 21 current manufacturing facilities, including capacity in thousands of tonnes.

United Kingdom

Note: Annual capacity in thousands of tonnes.

*
The Ashby-de-la-Zouch biscuits facility will be closed in 2004.

Continental Western Europe

Note: Annual capacity in thousands of tonnes.

Environmental Matters

        Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, such as the Environmental Protection Act 1990, the Water Resources Act 1991 and the Pollution Prevention and Control Act 1999 in the United Kingdom. These laws and regulations impose increasingly stringent environmental protection standards on us and affect, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up. As a result, we may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. We are not aware of any existing environmental liabilities, claims, investigations or proceedings that could reasonably be expected to have a material adverse impact on our financial position. However, we cannot predict future environmental liabilities nor can we assure you that the amounts we have provided and budgeted for will be adequate.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Overview

        Since the UB acquisition in April 2000, a new management team has joined us and has undertaken a comprehensive review of our operations. Historically, our operations were divided into three divisions: U.K. biscuits, international biscuits and U.K. snacks. The U.K. biscuits division manufactured and marketed biscuits and cakes for the U.K. and Irish markets. The international biscuits division manufactured and marketed biscuits and snacks in continental Europe and Asia and managed our export business. The U.K. snacks division manufactured and marketed savory snacks, packaged nuts and crisps in the United Kingdom. Following the review, our continuing operations were divided into seven segments, reflecting our internal operational management structure. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

Critical Accounting Policies and Estimates

        Our significant accounting policies are described in Note 2 of Notes to the Financial Statements appearing elsewhere in this annual report and conform with U.K. GAAP. Our critical accounting policies are those which have a significant impact on the reporting of our financial condition, results of operations and cash flows, and that require significant management judgment and estimates. Critical accounting policies relate to asset impairments, pensions and trade and consumer promotion activities.

Asset Impairment

        In accordance with U.K. GAAP, the carrying values of goodwill and tangible fixed assets are reviewed when events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable. Indications of impairment are a matter of judgment and may arise, for example, as a result of changing patterns of customer behavior or general economic and industry conditions. Where there are indications of impairment, estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of goodwill and tangible fixed assets is greater than its value in use to us or its net selling price, the carrying value of assets is written down to their recoverable amount. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Under U.S. GAAP, the carrying value of capitalized goodwill is subject to an annual impairment review and the carrying value of tangible fixed assets is reviewed where there are indications of impairment.

Pension Costs

        The determination of our obligation and expense for pension costs is based on recognized actuarial methods and dependent on our selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are set out in Note 20 of Notes to the Financial Statements appearing elsewhere in this annual report and include the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. GAAP and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions could materially affect our pension obligations and our future expense.

Promotion Activities

        The amount and timing of recognition of trade and consumer promotion expense involves management judgment related to the estimated utilization of the promotional activity. The accrued liability associated with these activities is based on our management's estimate of the amount necessary to meet claims made by customers in respect of discounts and rebates. Provision is made for any anticipated claim and released, to the extent unutilized, once the likelihood of such a claim being made has become remote.

Significant Factors Affecting Our Results of Operations

        Our consolidated results of operations have been affected by a number of factors, including acquisitions and dispositions, restructuring programs, our business strategies, currency fluctuations and industry trends.

Acquisitions and Dispositions

        We have historically pursued a strategy of both internal and external growth. Since the UB acquisition, our strategy has been to focus on key Western European markets and our core branded products. As a result of these strategies, we have made a number of acquisitions and dispositions which have affected our results of operations during the past three years. The following is a summary of the material acquisitions and dispositions undertaken since January 1, 2001:

  •
  As part of the UB acquisition we entered into an agreement to sell some of our biscuit and snack operations in Europe and Asia to Danone. Danone paid a total purchase price of £282.9 million after adjustments. Danone acquired our TUC and Cheddars savory snack businesses in the United Kingdom, our biscuit businesses in Poland, Hungary, Denmark, Norway, Sweden and Finland, and our snack food businesses in Germany and Italy. Danone also acquired our snack food operations in Malaysia and Singapore. The disposition of assets to Danone was completed with the sale of our operations in Finland on May 4, 2001.

  •
  As part of the UB acquisition, we also acquired Nabisco's operations in Iberia in July 2000 and agreed to acquire Nabisco's biscuit and dry dessert mix operations in Saudi Arabia and Tunisia. The total transactional value was £156.8 million, including assumed debt and after adjustments. United Biscuits acquired operating control and economic ownership of Nabisco's assets in Tunisia and Saudi Arabia in July 2000. The acquisition of the Tunisian business was completed on April 20, 2001. Following further discussions between Nabisco and United Biscuits, Nabisco has confirmed, by agreement effective from February 18, 2003, that it does not intend to withdraw from the Saudi Arabian joint venture arrangement. In accordance with the July 2000 agreement, Nabisco has paid $4.8 million (approximately £3.0 million) to United Biscuits as an adjustment to the purchase price. The adjusted total transactional value, following this agreement, is £153.7 million. We also agreed to sell our operations in China, Hong Kong and Taiwan to Nabisco, with a transactional value of £73.8 million, including assumed debt and after adjustments. We completed the sale of our assets in Hong Kong and Taiwan on September 29, 2000. The sale of our assets in China was completed on March 25, 2002.

        As a result of the UB acquisition and the acquisition of the Iberian and Tunisian businesses, goodwill amortization of £36.5 million, £40.7 million and £36.4 million was charged to operating profit in the period ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively.

        On February 20, 2004, we reached an agreement to purchase Triunfo Productos Alimentares S.A. ("Triunfo") from Nutrinveste SGPS, S.A. for a price of approximately €40 million. The agreement is currently subject to the approval of the Portuguese competition authorities. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clásicas, Waferland, Corintia and Chipmix. After completion, the acquisition will increase our existing turnover in the Portuguese biscuit market to approximately €55 million.

Restructuring Programs

        In 1996, we began a comprehensive program to review and restructure our biscuits operations in the United Kingdom in an effort to improve operating efficiency and achieve cost savings. The initial phase of the restructuring program involved the rationalization of our procurement and distribution facilities in the United Kingdom and the increased automation of our U.K. biscuit manufacturing facilities. As a result of this restructuring program, we reduced our biscuits workforce in the United Kingdom by approximately 14% between 1996 and 1999 (excluding reductions related to divestitures).

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

        In 2001, we restructured our operations around our two key product categories, biscuits and snacks, and made a series of organizational changes to align our senior management teams with our overall category strategy. We managed each category as an integrated business supported by group-wide functions for procurement, human resources, finance, information systems and technology. We completed the restructuring of our Teesside and Consett snack factories in the United Kingdom by reducing the number of products manufactured at Teesside and integrating resources at the two sites. We also restructured the Zaandam biscuit factory in the Netherlands to specialize in fruit-filled products by outsourcing chocolate products and upgrading the facilities. We closed our offices in West Drayton and Staines and relocated to a single U.K. head office in Hayes, Middlesex. During 2001, cash expenditure on our restructuring programs was £40.1 million.

        During 2002, we closed our Ede biscuit factory in the Netherlands and subsequently sold the site. We also sold Aguilar, one of our three biscuit manufacturing facilities in Spain, transferred some of the production undertaken at that facility to our other Spanish biscuit facilities and entered into a manufacturing supply agreement. We also sold a small biscuit factory in Hatton, Scotland. By the end of 2002, we had implemented a substantial portion of the second phase of our restructuring program. During 2002, cash expenditure on our restructuring programs was £36.1 million.

        During 2003, we continued with the implementation of our cost-reduction initiatives. In February we announced a proposal to close our biscuit factory at Ashby-de-la-Zouch by the end of 2004. The closure will improve our factory utilization and enable us to effectively support growth in our priority brands. After a successful employee consultation process we began to shut down the factory. During the fourth quarter of 2003, we transferred production of approximately one-third of the products produced at the site and completed the first phase of the redundancy program. We expect to incur total restructuring and related capital expenditure of approximately £37 million in connection with this closure, as well as a non-cash charge of £10.8 million for fixed asset impairment. In December we closed our small dry mix facility in Tunisia, transferring production to our dry mix facility at Montornes in Spain. The closure will reduce organizational complexity. During 2003, cash expenditure on our restructuring programs was £32.3 million.

Business Strategy

        Our strategy revolves around delivering profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. During the first quarter of 2002, we completed our review of brand and market portfolio prioritization. We have prioritized our markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. We continue to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products will continue to be managed to maximize their profit contribution. During 2003, this strategy affected our results of operations, resulting in sales of the aforementioned prioritized brands growing by 4.5% compared to the results of operations for 2002, and sales of branded products increased by 2.5% compared to 2002 and sales overall increased by 1.8%.

Currency Fluctuation

        Although a majority of our sales are generated in the United Kingdom, our operations are geographically diverse, and in 2003, we had sales in approximately 100 countries and 22 manufacturing facilities located in six countries, which had reduced to 21 facilities in five countries by the end of 2003.

As a result, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Currency Transaction Risk

        Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which we regularly operate and incur expenses. We also have long-term borrowings and related interest payment obligations in currencies other than the pound sterling. We hedge against currency transaction risk by matching cash inflows in a particular currency with our costs and interest payments in the same currency. We enter into forward foreign currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in, among other things, the purchase of raw materials and in our export business. From time to time, we also purchase forward foreign currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations with particular contractual commitments. As of January 3, 2004, we had total forward currency contracts equivalent to £78.8 million, with an aggregate unrealized net loss of £0.9 million on those instruments at that date.

Currency Translation Risk

        The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. In 2001, the appreciation of the pound sterling against other major European currencies, including the euro, had a negative impact on our sales and operating profit as reported in pounds sterling, and the depreciation of the pound sterling against the euro in 2002 and 2003 had a positive impact on our sales and operating profit as reported in pounds sterling. Translation of our operating results had an estimated net adverse impact on our sales and operating profit of approximately £5.0 million and £0.3 million, respectively, in 2001, and had a positive impact of approximately £7.9 million and £0.6 million, respectively, in 2002, and approximately £35.0 million and £3.8 million, respectively, in 2003. We borrow in local currencies, as appropriate, to minimize the impact of currency translation risk from our overseas operations on our balance sheet.

Industry Factors

        Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the United Kingdom as well as in continental Western Europe. During the past three years, there were two significant mergers of large grocery retailers in the United Kingdom. Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.'s largest grocery retailers. In continental Western Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in both France and Spain. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One Get One Free" in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns.

        In 2003, it became more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. Price competition between retailers has also reduced retail prices for some retailer-branded products, limiting demand for our branded product offering. On some "key-value" branded items, retail prices have been reduced; however, this has reduced the incentive for retailers to support these products with in-store promotions.

        Consumer demand for food product has been strongly influenced by the trends toward out-of-home eating and away from the traditional three-meals-a-day eating pattern. Consumers now demand convenience foods, including biscuit and snack products that offer greater variety, healthier alternatives and more portable and practical packaging. These trends have added to the significance of convenience and impulse channels. Retailers in these distribution channels generally seek branded products with high turnover.

Seasonality and Accounting Periods

        Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, totaling 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, totaling 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, so that our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our 2003 fiscal year consists of 53 weeks. Our next fiscal year, covering 2004, will consist of 52 weeks and will end on January 1, 2005.

        As a result of the seasonality of our sales and our fiscal accounting conventions, our results of operations for any given fiscal quarter will not necessarily indicate our results for the full year. For a description of the seasonality of our business, see Item 4.B. "Information on the Company—Business Overview—Seasonality." The following table shows our sales per quarter and the average sales per four-week accounting period of our biscuit and snack categories in 2003 by fiscal quarter:

  Continuing Operations

	53-week Period Ended January 3, 2004
Sales	First Quarter (Periods 1-4) (16 weeks)	Second Quarter (Periods 5-7) (12 weeks)	Third Quarter (Periods 8-10) (12 weeks)	Fourth Quarter (Periods 11-13) (13 weeks)
	(£ million)
Biscuits	274.2	226.6	242.4	260.5
Snacks	94.5	75.2	73.4	84.8

Total	368.7	301.8	315.8	345.3

Average per 4-week period	92.2	100.6	105.3	106.2

Adoption of FRS 17 in the Financial Statements for the 53 weeks ended January 3, 2004

        We have adopted FRS 17 in our financial statements for the 53 weeks ended January 3, 2004 to account for our defined benefit pension schemes. Early adoption of FRS 17 is recommended and the accounting standard is a closer match than SSAP 24, to the approach of International Accounting Standards under IAS 19—"Employee Benefits" ("IAS 19"). Additionally, although the total pension expense under FRS 17 could be more volatile than under SSAP 24, FRS 17 has a more stable, regular service cost charged to business profit.

        The regular service cost for 2003 was £17.9 million and this amount has been charged to business profit. The other finance expense relating to pensions was £6.0 million. At January 3, 2004, the net pension deficit on our UK Schemes was £235.1 million and the net pension surplus on our Netherlands Scheme was £1.5 million.

Results of Operations

        The following table summarizes the results of our continuing operations for 2001, 2002 and 2003. Our continuing operations include our Tunisian operation from April 20, 2001, the date of acquisition, but exclude our Asian assets and the businesses disposed of in the Danone Transaction. The financial data presented below have been derived from and should be read in conjunction with our consolidated Financial Statements included elsewhere in this annual report.

	2003		2002		2001
Continuing Operations	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
Sales	1,331.6	100.0	1,308.3	100.0	1,262.8	100.0
Cost of sales	(729.5)	(54.8)	(709.8)	(54.3)	(702.8)	(55.7)

Gross profit	602.1	45.2	598.5	45.7	560.0	44.3
Distribution, selling and marketing expenses	(393.2)	(29.5)	(385.8)	(29.5)	(365.8)	(29.0)
Administrative expenses	(98.6)	(7.4)	(98.5)	(7.5)	(94.4)	(7.5)
Other (expenses)/income	(1.5)	(0.1)	6.1	0.5	1.0	0.1

Group operating profit before goodwill amortization and operating exceptional items	108.8	8.2	120.3	9.2	100.8	7.9

Business profit(1)	166.2	12.5	174.5	13.3	153.8	12.2

(1)
Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for 2001, 2002 and 2003 are set out in Note 4 of Notes to the Financial Statements.

        In 2001, we divided our continuing operations into the following six segments, reflecting our operational management structure:

  •
  the UK Biscuits segment covers the manufacture and marketing of biscuits and cakes in the United Kingdom and the marketing of biscuits and cakes in the Republic of Ireland;

  •
  the Northern Europe segment covers the manufacture and marketing of biscuits in France, Belgium and the Netherlands;

  •
  the Southern Europe segment covers the manufacture and marketing of biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia;

  •
  the UK Snacks segment covers the manufacture and marketing of savory snacks, packaged nuts and crisps in the United Kingdom;

  •
  the General Export segment covers exports of branded products to approximately 100 countries around the world through third-party distributors and includes our operations in Tunisia; and

  •
  the Other business segment covers the Benelux snacks business, which manufactures crisps and savory snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg.

        The segmental performance analysis included in this discussion is based on these units.

        Our category-based organizational structure has served our U.K. businesses effectively since 2001. As part of our ongoing review of operations, at the end of 2003 we created a single U.K. business unit by merging the UK Biscuits business unit and the UK Snacks business unit. This change to the U.K. business structure will help us meet our strategic objectives and current and future business needs. In particular, we believe that this will enable us to meet our growth objectives in the U.K. market by working more effectively with key customers and addressing consumer needs in the broader snacking market. We now manage through a region-based organizational structure and in anticipation of this change Joan Casaponsa, Managing Director—Southern Europe, and Benoit Testard, Managing Director—Northern Europe, were appointed to our Executive Management Board in September 2003.

        Our results for the 53 weeks ended January 3, 2004 are reported on the six-segments basis shown above, but the results for the first quarter of 2004 will report the UK Biscuits and the UK Snacks segments as one U.K. segment.

        The following table summarizes the results of our business segments for 2001, 2002 and 2003:

	2003		2002		2001
Sales	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
UK Biscuits	494.4	37.1	510.7	39.0	498.6	39.5
Northern Europe Biscuits	226.1	17.0	195.6	15.0	185.6	14.7
Southern Europe Biscuits	212.1	15.9	183.6	14.0	156.8	12.4
UK Snacks	301.5	22.7	309.6	23.7	309.0	24.4
General Export	71.1	5.3	79.7	6.1	82.9	6.6
Other	26.4	2.0	29.1	2.2	29.9	2.4

Total continuing operations	1,331.6	100.0	1,308.3	100.0	1,262.8	100.0

	2003		2002 Restated(1)		2001 Restated(1)
Business Profit:	(£ million)	(% segment sales)	(£ million)	(% segment sales)	(£ million)	(% segment sales)
UK Biscuits	75.6	15.3	93.5	18.3	95.6	19.2
Northern Europe Biscuits	22.2	9.8	12.0	6.1	(1.1)	(0.6)
Southern Europe Biscuits	31.3	14.8	23.6	12.9	16.9	10.8
UK Snacks	38.7	12.8	41.0	13.2	43.9	14.2
General Export	15.8	22.2	18.0	22.6	12.6	15.2
Other	(4.7)	(17.8)	(1.4)	(4.8)	(0.1)	(0.3)
Central	(12.7)	—	(12.2)	—	(14.0)	—

Total continuing operations	166.2	12.5	174.5	13.3	153.8	12.2

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements). Business profit, before the impact of FRS 17, for 2001 and 2002 was £166.6 million and £188.4 million, respectively.

Business Profit

        Business profit for the 53 weeks ended January 3, 2004, which includes currency translation gains of £3.7 million, decreased by £8.3 million, or 4.8%, from £174.5 million in 2002 to £166.2 million. The reduction in business profit in 2003 is principally due to lower business profit in our UK Biscuits business arising from lower sales and prime-cost inflation not fully recovered from customers, partially offset by savings achieved through our cost-reduction initiatives and a saving in senior management incentive scheme costs as performance targets set for 2003 were not achieved.

Sales by Geographic Destination

        Our sales from continuing operations by geographic destination for 2001, 2002 and 2003 were as follows:

	2003		2002		2001
Sales by Geographic Destination	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
U.K. and Ireland	793.1	59.6	811.8	62.1	807.7	64.0
Continental Europe	485.2	36.4	434.9	33.2	392.5	31.1
Other	53.3	4.0	61.6	4.7	62.6	4.9

Total	1,331.6	100.0	1,308.3	100.0	1,262.8	100.0

Sales

        Our sales reflect sales to third parties after trade discounts and excluding sales-related taxes. We derive our sales from selling biscuits and snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. Following the acquisition of our Iberian business from Nabisco in July 2000, we also derive revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia. Our principal geographic market is the United Kingdom and Ireland, which accounted for approximately 62% of the sales of our continuing operations between 2001 and 2003. Sales of our branded products represented approximately 87% of our 2003 sales, with the remainder representing retailer-branded products.

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

Fiscal 2003 (Year ended January 3, 2004) compared to Fiscal 2002 (Year ended December 28, 2002)

Continuing Operations

        The following discussion relates to our continuing operations.

Turnover

	2003	2002	%
	(£ million)
Turnover from continuing operations	1,331.6	1,308.3	1.8

        Turnover from continuing operations increased from £1,308.3 million in 2002 to £1,331.6 million in 2003, an increase of £23.3 million, or 1.8%, including currency translation gains of £40.6 million.

        Our strategy in relation to our brands is to drive growth in our priority brand sales by providing increased focus and marketing investment behind our priority brands and to manage non-strategic brands and retailer brands to maximize profitability. We have made progress in achieving this strategy with total priority brand sales growth of 4.5% across our business.

        Sales of branded products increased by 2.5% due primarily to sales growth in both Northern and Southern Europe. The growth in those businesses was offset by decreased sales in UK Biscuits, due to the U.K. biscuit market environment proving to be particularly challenging in 2003, and UK Snacks.

        Sales of our less profitable, non-branded products declined in 2003 by 2.5%. This is predominantly due to the cancellation of the contract to supply products to Danone. While the majority of these contract sales have now ceased, we continue to supply a small number of products. Additional details on our turnover are provided within the analysis of our segmental performance.

Cost of Sales

	2003	2002	%
	(£ million)
Cost of sales from continuing operations	729.5	709.8	2.8

        Cost of sales from continuing operations increased from £709.8 million in 2002 to £729.5 million in 2003, an increase of £19.7 million, or 2.8%. This compares to a sales increase of £23.3 million, or 1.8%, for the year. As a consequence, there has been a reduction in gross profit margin predominantly due to higher levels of prime-cost inflation in UK Biscuits than has been seen historically. The inflation increase has been mitigated by cost savings achieved through the implementation of manufacturing-efficiency projects. We have also continued to achieve savings through our "eSourcing initiative," which allows suppliers to tender for contracts on-line. We continue to implement changes in ways of working across our U.K. and Northern European supply chain. This requires significant organizational changes which, together with our other manufacturing-efficiency programs, are expected to continue to deliver benefits throughout 2004.

Gross Profit

	2003	2002	%
	(£ million)
Gross profit from continuing operations	602.1	598.5	0.6

        Gross profit increased from £598.5 million in 2002 to £602.1 million in 2003, an increase of £3.6 million, or 0.6%. This equates to a gross profit margin of 45.2% in 2003 compared to 45.7% in

2002. This reduction in gross profit margin is the result of prime-cost inflation, principally in UK Biscuits, partially offset by price increases on branded products, and by the savings achieved through our manufacturing-efficiency programs.

Distribution, Selling and Marketing Expenses

	2003	2002	%
	(£ million)
Distribution, selling & marketing costs from continuing operations	393.2	385.8	1.9

        Distribution, selling and marketing expenses increased from £385.8 million in 2002 to £393.2 million in 2003, an increase of £7.4 million, or 1.9%. The increase compared to 2002 is the result of a 2.3% increase in marketing expenditure. We increased expenditure on new product launches, advertising and marketing to support our priority brands. The other categories of distribution, selling and marketing overheads increased by 1.3%. This is due predominately to an increase in selling and marketing overheads in connection with our key U.K. distribution channels, including food service and van delivery. These increases are offset by savings from cost-reduction initiatives. This is in line with our strategy of implementing cost-reduction initiatives to release funds to invest in priority-brand growth.

Administrative Expenses

	2003	2002	%
	(£ million)
Administrative expenses from continuing operations(1) after the FRS17 pensions adjustment	98.6	98.5	0.1

(1)
Excluding operating exceptional items of £61.7 million (2002: £35.4 million), which are discussed separately.

        Our administrative expenses increased from £98.5 million for 2002 to £98.6 million in 2003, an increase of £0.1 million, or 0.1%. The increase in administrative expenses is the result of overhead cost inflation offset by savings from cost-reduction initiatives, such as streamlining management and organizational alignment projects, and no payments being made under the 2003 Senior Management Incentive Scheme as performance targets were not met.

        The majority of administrative costs are directly related to the operations of our business units and consequently charged to, and reflected in, the segmental operating results. The balance of administrative costs that are not included within the segmental results are considered to be central costs and represent corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions. These costs increased from £12.2 million in 2002, to £12.7 million in 2003.

Other Operating Expense/Income

        Our other operating expense/income consists principally of royalties received in connection with long-standing licensing arrangements for some brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions and any other amounts that arise from time to time that it is appropriate to include as other expense/income. Other operating expense/income for 2003 amounted to £1.5 million expense compared to income of £6.1 million for 2002. The expense in 2003 was primarily the result of hedging our foreign currency transactions which, due to fluctuations in the exchange rates during that period, particularly in connection with our U.S. dollar transactions, resulted in losses. Some of the losses were offset by gains arising in North America in our Export business. In 2002, our other income included gains from foreign currency transaction hedges together with royalty income.

Goodwill Amortization

        Goodwill amortization was £36.5 million for 2003 compared to £40.7 million for 2002. The charge reflects the amortization of the goodwill arising on the UB acquisition completed in April 2000 and the acquisitions of UB Iberia and UB Tunisia completed in July 2000 and April 2001, respectively. The reduction in the charge for 2003 compared to 2002 reflects the additional goodwill amortization charge of £4.2 million made in 2002 to reflect the impairment of goodwill attributed to the Benelux Snacks business.

Interest

        Interest was £158.2 million in 2003 compared to £142.8 million in 2002, and arose mainly on the debt incurred in connection with the UB acquisition. After adjusting for the non-cash interest payable to related companies amounting to £89.2 million in 2003 and to £78.1 million in 2002, the interest charge increased from £64.7 million in 2002 to £69.0 million in 2003. This increase was due to accelerated amortization on deferred finance costs partially offset by lower interest payable on our senior credit facility following our refinancing in April 2003.

Taxation

        We had a tax credit of £10.2 million for 2003 compared to a tax credit of £15.6 million for 2002. The movement in the year-on-year tax credit of £5.4 million is due to a decrease of £3.9 million in the deferred tax credit arising under Financial Reporting Standard 19 "Deferred Tax," an increase in the current-year current tax charge of £1.1 million and a reduction in the prior-year current tax credit of £0.4 million.

Segmental Performance

UK Biscuits

        Sales decreased from £510.7 million in 2002 to £494.4 million in 2003, a decrease of £16.3 million, or 3.2%. Sales decreased by 1.4% after excluding the effect of the decline in contracted sales made to Danone.

        Sales of McV Core increased by 0.9% due to the successful launch of McV a:m and the success of the McV Big Packs, both launched in the first quarter of 2003. Sales in 2003 were impacted by the prolonged period of exceptionally warm weather in the third quarter compared to the third quarter of 2002, which adversely affected sales of chocolate biscuits, and the impact of the substantial relaunch of the McVities's (McV) range in the second quarter of 2002. Sales of McVitie's Jaffa Cakes increased by 6.0% supported by a successful promotional campaign and the launch of Jaffa Mini Bags at the end of the third quarter of 2003. Sales of go ahead! and Penguin decreased in 2003 compared with 2002. Sales of go ahead! were impacted by new entrants in the healthy snacking segment. Sales of Penguin and other branded biscuits were impacted by increased competition from new entrants in the chocolate biscuit bars segment and the adverse effect of the exceptionally hot weather in the third quarter of 2003. McVities's cake sales have continued to perform well, with sales increasing by 19.4%. This growth was supported by the launch of Jaffa Mini Roll Bites at the end of the third quarter in 2003, Hob Nob Flapjacks in the third quarter of 2003 and the continued success of new products launched in 2002.

        In total, branded sales were down 2.4% during a challenging period of trade and competitor activity and unusually hot weather. Retailer-branded sales increased by 2.6% excluding contracted sales to Danone, which decreased by 61.9%. The Danone contract was entered into at the time of the UB acquisition. While the majority of our contract sales ceased in 2002, we continue to supply a small number of products.

        Business profit fell from £93.5 million in 2002 to £75.6 million in 2003, a decrease of £17.9 million, or 19.1%. This reduction is the result of a number of factors including volume decline on some branded biscuits due to the increased retail price differential between branded and retailer-branded equivalent products, reduced promotional effectiveness due to intense activity from new entrants to the market, the adverse impact of hot weather on sales and production efficiency, the substantial reduction of sales under the Danone contract and significantly higher levels of prime-cost inflation. The implementation of branded biscuit price increases and savings resulting from our cost-reduction initiatives partially mitigated the impact of prime-cost inflation. Overall this reduced our gross margin from 57.5% in 2002 to 55.4% in 2003.

        Our 2003 performance demonstrates that our actions in managing costs and channeling marketing expenditure behind our priority brands helped us to minimize the effect of the challenging and competitive market, thereby enabling us to pursue our long-term, brand-building strategy.

        In February 2003, following a detailed review of our U.K. biscuit manufacturing facilities, we announced our proposal to close our Ashby-de-la-Zouch biscuit factory by the end of 2004. Following the conclusion of an employee consultation process, we began transferring production to our other biscuit facilities in the United Kingdom. During the fourth quarter of 2003, we transferred the production of approximately one-third of the products produced at this site and completed the first phase of our redundancy program.

        We also agreed the disposal of our High Wycombe site, where our research and development facility is located. The sale was completed in January 2004 and we received net proceeds of £3.9 million. We have agreed to lease back one-quarter of the site, retaining sufficient accommodation to continue our research and development activities.

Northern Europe Biscuits

        Sales increased from £195.6 million in 2002 to £226.1 million in 2003, an increase of £30.5 million, or 15.6%. In local currency, sales increased by 5.2%, from €310.5 million in 2002 to €326.7 million in 2003. This was the result of our strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands.

        Priority-branded biscuit sales rose by 5.3% and branded biscuit sales rose by 1.5% predominantly due to BN and Sultana sales. BN sales increased by 10% across Northern Europe, compared to 2002, as a result of the continued success of BN Mini Max and BN Petit Dejeuner. Sultana sales showed strong growth during the year due to the continued success of Sultana Start and Sultana Fruit and Cereals and the successful launch of Sultana Fruit XS in a snacking format. Sales of Verkade grew 5.0% as the result of the successful launch of Verkade Delichoc and Verkade Biskz and Chokz at the end of the first quarter of 2003. Sales of Delacre products fell in France by 3.7% due to the planned de-listing of low-priority-branded items and high seasonal temperatures during the second and third quarters of 2003 mitigated, in part, by the launch of Delacre Croustillant.

        A key element of our business strategy has been to substantially improve the profitability of Northern Europe. Following the review of our supply chain processes across Northern Europe, significant changes are being implemented, which are delivering improvements in manufacturing efficiency. Planning for the harmonization and upgrade of our Enterprise Resource Planning operating system is underway. By focusing on higher-margin products and achieving manufacturing cost savings, the margin improved from 65.8% in 2002 to 67.8% in 2003. As a result of improved margins and strict cost control and currency translation gains, business profit increased from £12.0 million in 2002 to £22.2 million in 2003, an increase of £10.2 million, or 85.0%.

Southern Europe Biscuits

        Sales increased from £183.6 million in 2002 to £212.1 million in 2003, an increase of £28.5 million, or 15.5%. In local currency, sales increased by 5.0% from €290.7 million in 2002 to €305.4 million in 2003. Sales increased across the priority-brand portfolio with priority-branded biscuit sales increasing 13.1% and total branded biscuit sales increasing by 4.5%. This was due to successful brand advertising and promotional campaigns for Filipinos, Chiquilin, Fontaneda Core and Oreo. We also benefited from the marketing investment supporting new products such as Fontaneda Diver, Minifilipinos and Chiquilin Energy, all of which were launched in 2002.

        Business profit increased from £23.6 million in 2002 to £31.3 million in 2003. The improvement in business profit was the result of sales growth, improvement in sales mix, implementation of price increases, cost-saving initiatives and currency translation gains, all of which mitigated high levels of raw materials cost inflation.

UK Snacks

        Sales decreased from £309.6 million in 2002 to £301.5 million in 2003. The U.K. savory snacks market remained highly competitive with Walkers (PepsiCo) leading the market, and exerted strong competition for promotional opportunities in multiples. Branded sales decreased by 2.4%. Nevertheless, sales of McCoys increased 17.9% supported by the limited-edition launch of McCoys Steak and Ale flavor variant in September of 2003, and Mini Cheddars sales increased by 7.5% supported by the launch of Mini Cheddars Peperami in July 2003. Marketing investment reduced in 2003 due to the substantial investment in 2002 behind Hula Hoops Shoks, Skips Buzz Boltz and Skips Tickle Pickle and the competition in 2003 for promotional activity. In 2003, we continued to invest in our priority brands to drive growth whilst at the same time pursuing a longer-term brand-building strategy in a highly competitive market.

        Business profit decreased from £41.0 million in 2002 to £38.7 million in 2003, a reduction of £2.3 million, or 5.6%. This reduction was due to a decrease in sales volume and an increase in sales overhead expenditure in connection with our key U.K. distribution channels including food service and van delivery with the intention of increasing long-term growth in these areas. This was offset by savings achieved in connection with cost-reduction initiatives. As a result our gross margin increased from 59.8% to 60.4%. We are promoting the sale of products displaying strong growth potential and profitability and minimizing the impact of lost sales due to intense competition within the market.

        On April 17, 2003, we signed a put and call option agreement to acquire a company that runs the business of the supply and distribution of crisps and snack products via a van sales force. The option agreement provides security in relation to this route to market.

General Export

        Our strategy for the export segment is to manage the existing portfolio of revenues to improve overall profitability by prioritizing investment and reducing activity in non-profitable areas. Sales decreased from £79.7 million in 2002 to £71.1 million in 2003. This decrease in sales was due to a reduction in biscuit sales to the United States, affected by the weaker U.S. dollar, a biscuit import embargo in Nigeria and our exit from marginally profitable contracts in Germany.

        Business profit decreased by £2.2 million from £18.0 million to £15.8 million due to the reduction in sales and a lower off-setting gain from foreign exchange hedging contracts than we achieved in 2002.

This has been offset by savings achieved from cost-reduction initiatives which continue to drive improvement in the profitability of this business segment.

        We have conducted a number of business reviews of the way in which we manage and conduct our business. As a result we have reorganized the way we service our customers in North America in order to increase our future sales potential and improve the profitability of the Delacre sales that we make in this region. We have outsourced marketing activity, currently undertaken in-house, to a third-party distributor with whom we already have a relationship. We also decided to cease production at our dry mix facility in Tunisia which services customers in the Middle East. The facility was closed at the end of 2003 and predicted future volumes for this business will be fully serviced from our dry mix facility at Montornes in Spain. These activities are in line with our business strategy, to reduce complexity in our organizational structure, and has enabled us to focus our resources more efficiently.

Other

        Benelux Snacks turnover decreased from £29.1 million in 2002 to £26.4 million in 2003. This has resulted in an increase in business loss from £1.4 million in 2002 to £4.7 million in 2003. The snacks market remained highly competitive in the Netherlands and Belgium. Branded sales continue to display a decline despite a relaunch of the main Benelux snacks brand, Croky, which took place at the end of the first quarter of 2003. The effect of the decline in branded sales was partially offset by an increase in retailer-branded sales. This change in the Benelux sales portfolio resulted in a much lower margin and consequently an increase in the business loss.

Fiscal 2002 (Year ended December 28, 2002) compared to Fiscal 2001 (Year ended December 29, 2001)

Continuing Operations

        The following discussion relates to our continuing operations, which excludes the joint venture operation discontinued in March 2001, and includes the North African business ("UB Tunisia") acquired from Nabisco from April 20, 2001. No adjustment has been made for the year to date results of UB Tunisia, which are included in the first quarter of 2002 but not in the first-quarter results for 2001, as there is no significant effect, for comparability purposes, on our underlying business performance.

Turnover

	2002	2001	%
	(£ million)
Turnover from continuing operations	1,308.3	1,262.8	3.6

        Turnover from continuing operations increased from £1,262.8 million in 2001 to £1,308.3 million in 2002, an increase of £45.5 million, or 3.6%, after taking account of currency translation gains of £7.9 million. Our strategy in relation to our brands is to drive growth in priority brands by providing increased focus and investment and to manage non-strategic and retailer brands to maximize profitability. We have made significant progress in achieving this strategy with total branded sales growth of 3.9% across our business and more specifically, branded sales growth of 4.0% in UK Biscuits, 7.2% in Northern Europe, 16.2% in Southern Europe and 1.1% in UK Snacks. Sales of our less profitable, non-branded products also declined in 2002 by 2.4%. This is predominantly due to the cancellation of the contract to supply products to Danone. The majority of these contract sales have now ceased; however, there are some products which we continued to supply in 2003.

Cost of Sales

	2002	2001	%
	(£ million)
Cost of sales from continuing operations	709.8	702.8	1.0

        Cost of sales from continuing operations increased from £702.8 million in 2001 to £709.8 million in 2002, an increase of £7.0 million, or 1.0%. This compares with a sales increase of £45.5 million, or 3.6%, for the year. Consequently, there was an improvement in gross profit margin predominantly driven by the our cost-reduction strategy. This strategy includes the implementation of manufacturing-efficiency projects and the securing of procurement savings through our "eSourcing initiative," which allows suppliers to tender for contracts on-line. We also continued to implement changes in ways of working across our U.K. and Northern European supply chain. The improvement in margin is also partly attributable to our overall sales mix, which has benefited from more higher-margin branded product sales and less lower-margin retailer brand and non-strategic products.

Gross Profit

	2002	2001	%
	(£ million)
Gross profit from continuing operations	598.5	560.0	6.9

        Gross profit increased from £560.0 million in 2001 to £598.5 million in 2002, an increase of £38.5 million, or 6.9%. This equates to a gross profit margin of 45.7% in 2002 compared to 44.3% in 2001. The improvement in margin was attributable to an improved product mix and product cost-reduction initiatives, as described under "—Cost of Sales," and recovery of cost inflation through price increases.

Distribution, Selling and Marketing Expenses

	2002	2001	%
	(£ million)
Distribution, selling & marketing costs from continuing operations	385.8	365.8	5.5

        Distribution, selling and marketing expenses increased from £365.8 million in 2001 to £385.8 million in 2002, an increase of £20.0 million, or 5.5%. The year-on-year increase is the result of an increase in marketing expenditure, which had risen by 15.9% between 2001 and 2002. We increased expenditure on new product launches and re-launches and incurred additional advertising and marketing expenditure to support our priority brands. The other categories of distribution, selling and marketing expenditure reduced by 8.6% between 2001 and 2002. This was consistent with our strategy of implementing cost-reduction initiatives to provide funds to reinvest in priority-brand growth.

Administrative Expenses

	2002	2001	%
	(£ million)
Administrative expenses from continuing operations(1)	98.5	94.4	4.3

(1)
Excluding operating exceptional items of £35.4 million (2001: £42.3 million), which are discussed separately.

        Our administrative expenses increased from £94.4 million for 2001 to £98.5 million in 2002, an increase of £4.1 million, or 4.3%. This increase in administrative expense was the result of inflationary increases and, in particular, a substantial increase in insurance premiums driven by the external market.

This was offset by cost-reduction initiatives across our business, in particular the removal of layers of management through organizational alignment.

        The majority of administrative costs are directly related to the operations of our business units and consequently charged to, and reflected in, the segmental operating results. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs, including executive costs, and costs of our legal, company secretarial, pension administration, tax and treasury functions. Central administrative costs decreased from £14.0 million in 2001, to £12.2 million in 2002. The reduction is mainly cost savings we achieved when our two headquarter offices in the south-east of the United Kingdom were combined and we moved into new headquarters in Hayes, Middlesex.

Other Operating Expense/Income

        Our other operating expense/income consists principally of royalties received in connection with long-standing licensing arrangements for some brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions and any other amounts that arise from time to time that it is appropriate to include as other expense/income. Other operating income for 2002 amounted to £6.1 million compared to £1.0 million for 2001. The higher income in 2002 was primarily the result of hedging our foreign currency transactions which, due to fluctuations in the exchange rates during that period, particularly in connection with our U.S. dollar transactions, resulted in gains. Some of the gains offset losses arising in our General Export business.

Business Profit

        Business profit increased from £153.8 million in 2001 to £174.5 million in 2002, an increase of £20.7 million, or 13.5%. The improvement in business profit was the result of sales growth, improved margins due to the shift of sales to higher-margin products, manufacturing-efficiency initiatives and cost-reduction programs.

Goodwill Amortization

        Goodwill amortization was £40.7 million for 2002 compared to £36.4 million for 2001. The charge for 2002 and 2001 consists of the amortization of the goodwill arising on the UB acquisition completed in April 2000 and the acquisitions of UB Iberia and UB Tunisia completed in July 2000 and April 2001, respectively. In 2002, there was an additional goodwill amortization charge of £4.2 million to reflect the impairment of the goodwill attributed to the Benelux Snacks business in April 2000.

Interest

        Interest for 2002 was £142.8 million arising mainly on the debt incurred in connection with the UB acquisition. Interest for 2001 amounted to £154.9 million. The decrease reflects the full-year effect of the reduced interest cost of the notes issued in April 2001, compared to the original bridging finance that they replaced, and the effect of repayments made under the senior facilities agreement.

Taxation

        We had a tax credit of £15.6 million for 2002 compared to a tax credit of £29.9 million for 2001. The movement in the year-on-year tax credit of £14.3 million was due to a reduction of £11.6 million in the deferred tax credit arising under Financial Reporting Standard 19 "Deferred Tax," an increase in the current year current tax charge of £0.2 million, a reduction in the prior-year current tax credit of £2.6 million and a decrease in the joint venture tax charge of £0.1 million.

Segmental Performance

UK Biscuits

        Sales increased from £498.6 million in 2001 to £510.7 million in 2002, an increase of £12.1 million, or 2.4%. This improvement in performance reflected our strategy of increasing sales of priority brands. Branded sales grew 4.0%, primarily due to sales of McVitie's core brands, which increased by 12.4%. The launch of McV Munchbites in the first quarter, the relaunch of the McVitie's range in the second quarter, and the launch of McV Cookies in the third quarter of the year contributed to our sales growth. In addition, McVitie's cake sales increased by 12% in 2002, due to the success of new ranges and new product development launches, particularly during the second quarter. Sales of non-branded products declined by 3% due to an 18% decrease in contract manufacturer sales to Danone. Our contract with Danone was substantially terminated by the end of 2002, although some products continued to be supplied in 2003. Price increases were successfully implemented across the range of brands in the first quarter of 2002.

        During the third quarter of 2001, we announced our intention to close our manufacturing facility in Hatton, Scotland and in the third quarter of 2002, the facility was sold.

        Business profit fell from £95.6 million in 2001 to £93.5 million in 2002, a decrease of £2.1 million, or 2.2%. This decrease was due to increases in marketing expenditure, partially offset by increased turnover, gross profit improvement and overhead savings.

        The average gross margin of UK Biscuits' sales rose from 57.9% in 2001 to 58.5% in 2002. The improvement in margin was achieved through our continuing strategy of obtaining manufacturing and purchasing cost savings and the impact of an improving mix of brands as we achieved growth in our branded portfolio. Marketing and promotional expenditure increased by 21% compared to 2001 due to an increase in promotional activity and an increase in support for the aforementioned new product launches and the relaunch of the McV brand.

Northern Europe Biscuits

        Sales increased from £185.6 million in 2001 to £195.6 million in 2002, an increase of £10.0 million, or 5.4%. In local currency, sales increased by 3.8% from €299.2 million in 2001 to €310.5 million in 2002. This was the result of our strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands. Across Northern Europe, branded sales rose by 6.0% compared to 2001, driven predominantly by BN and Sultana sales. BN sales increased by 10% across Northern Europe compared to 2001, due to the successful launches of BN Max, BN Mini Max and BN Petit Dejeuner. Sultana sales rose by 25% compared to 2001, driven by the launch of Sultana Start and Sultana Fruit and Cereals. Our strategy of focusing on higher-margin products and ongoing manufacturing cost savings resulted in an increase in margin from 62.5% in 2001 to 65.8% in 2002. Overhead cost-saving initiatives allowed us to increase our marketing expenditure by 12% compared to 2001.

        As a result of improved margins and strict cost control, business profit was £12.0 million in 2002. This compares with a business loss of £1.1 million in 2001.

        Substantial improvement in profitability of the Northern Europe business is a key component of our business strategy. In 2001, we undertook a review of overheads across Northern Europe. As a result of the review, 110 people left the business. In addition, we reviewed our supply chain processes across Northern Europe and as a result, significant organizational changes were implemented which will drive improvements in manufacturing efficiency. As part of this process we concluded a Cessation Activités Travailleurs Salaries ("CATS") Agreement with our French employees during 2002. CATS is a French Government-sponsored scheme whereby employees over 55 years of age are offered early retirement and the cost of the scheme is shared between the French Government and the employer.

The agreement is valid for five years and will conclude in 2006. The closure of our Ede biscuit factory in the Netherlands was completed in January 2002.

Southern Europe Biscuits

        Sales increased from £156.8 million in 2001 to £183.6 million in 2002, an increase of £26.8 million, or 17.1%. In local currency, sales increased by 14.9% from €253.1 million in 2001 to €290.7 million in 2002. The underlying increase in turnover was driven by branded sales, which increased by 14% compared to 2001. Sales increased across the portfolio of brands with Filipinos, Chiquilin and Fontaneda benefiting from successful advertising campaigns and the launch of Chiquilin Energy and Fontaneda Diver and as a result, marketing expenditure increased by 18.1% compared to 2001.

        Business profit increased from £16.9 million in 2001 to £23.6 million in 2002. The significant increase in sales volume, a small increase in gross margin and the strict control of overheads during the year offset the increase in marketing spend.

        In December 2002, we sold the Aguilar biscuit facility in Spain to Groupo Siro, and transferred some of the production undertaken at that facility to our other Spanish biscuit facilities. As part of the disposal agreement a manufacturing supply agreement was entered into with Groupo Siro whereby we agreed to purchase finished product over a three-year period.

UK Snacks

        Sales increased from £309.0 million in 2001 to £309.6 million in 2002. During the first quarter of 2002, sales across the range decreased by 6.4% compared to the first quarter of 2001. This was driven by an especially high level of promotional activity undertaken by our competitors. In the remaining three quarters of 2002, we recovered the sales lost in the first quarter and as a result our full-year sales of priority brands and branded products increased by 5.5% and 1.1%, respectively. Our program of new product development, media expenditure and promotional activities continued to be delivered. Among our branded portfolio, Mini Cheddars introduced new flavor variants, driving sales up 15.4% while McCoys delivered an 11.4% sales increase compared to 2001. This was achieved by the introduction of a new sharing format with dip and a significant increase in marketing expenditure. The Hula Hoop range was extended with the launch of Hula Hoop Shoks and additional flavor variants on existing product lines. The performance of the Skips range was aided by the launch of Skips Buzz Boltz and Skips Tickle Pickle. The increase in our priority- brand sales was offset by a decrease in the sales of lower-margin retailer and non-strategic brands. The U.K. savory snacks market remained highly competitive with Walkers (PepsiCo) leading the market and, as part of our strategy, we invested heavily in the priority brands to drive growth and at the same time pursued a long-term brand-building strategy. The U.K. packaged nuts market is also extremely competitive; however, we remain the clear market leader.

        Business profit decreased from £43.9 million in 2001 to £41.0 million in 2002, driven by the increased marketing expenditure. Total marketing and promotional expenditure increased by 15% compared to 2001, with the aforementioned new product-development launches accounting for a significant portion of the increase. This was partially offset by savings in overheads resulting from cost-reduction initiatives.

General Export

        Our strategy for the export segment is to manage the existing portfolio of revenues to improve the overall profitability of the export business by prioritizing investment and reducing activity in non-profitable areas. Sales decreased from £82.9 million in 2001 to £79.7 million in 2002 due to the impact of foreign exchange transaction losses and the implementation of our strategy to exit from non-profitable business. The foreign exchange transaction losses were mitigated by hedging gains included in other operating expense/income.

        Business profit increased from £12.6 million to £18.0 million. This is attributable to an increase in gross margin from 49.4% in 2001 to 50.4% in 2002, and the implementation of cost-reduction programs which resulted in the closure of a number of regional offices and a reduction in the number of head office staff.

Other

        Benelux Snacks sales decreased from £29.9 million to £29.1 million and the business loss increased from £0.1 million in 2001 to £1.4 million in 2002. The snacks markets were particularly competitive in the Netherlands and Belgium during 2002 and this resulted in a decline in our branded sales. The decrease in branded sales was partially compensated for by an increase in retailer-brand sales. This change in the Benelux sales portfolio drove an adverse mix and hence an increase in business loss. A new management team was put in place to undertake appropriate action to reverse the decline in branded sales.

Exceptional Items (continuing and discontinued operations)

        In 2003, we recorded a total of £63.6 million as exceptional items, £61.7 million of which was recorded as an expense against operating profit and £1.9 million as a net non-operating expense. We also recorded £3.5 million of other exceptional income.

        Exceptional items charged against operating profit comprised £18.6 million in relation to the closure of our biscuit factory in Ashby-de-la Zouch, £17.6 million relating to asset impairment, £1.3 million in connection with our Southern European overhead-reduction program, £3.5 million relating to our Northern European overhead-reduction program, £5.3 million relating to the French Government-sponsored early retirement scheme in France (CATS) entered into in 2002, and £15.4 million in connection with other overhead-reduction initiatives and manufacturing-efficiency programs.

        Non-operating exceptional items consisted of £2.1 million in relation to the costs associated with the closure of our dry mix facility in Tunisia and the transfer of production to Spain partially offset by £0.2 million profit on disposal of fixed assets in the United Kingdom.

        Other exceptional income comprised £2.8 million which we received from Nabisco following the agreement not to acquire their Middle Eastern operations and £0.7 million in relation to the release of accruals made in connection with the UB acquisition which were no longer required and the receipt of pre-acquisition amounts not expected to be realized.

        In respect of 2002, we recorded a total of £12.0 million as exceptional items, £35.4 million of which was recorded as an expense against operating profit and £23.4 million as a net non-operating credit.

        Exceptional items charged against operating profit comprised £11.9 million in restructuring charges relating to overhead reduction programs across the whole business, £9.8 million in restructuring charges in connection with manufacturing-efficiency and overhead-reduction programs in the United Kingdom and Northern Europe, £3.6 million in connection with a provision, relating to anticipated costs in connection with surplus leasehold properties, required under U.K. GAAP, £8.0 million in connection with fixed-asset impairments and £2.1 million relating to factory closures.

        Non-operating exceptional items consisted of £25.1 million received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits to Inflo Holdings Corporation in 1996; £12.3 million received in relation to a claim for refund of withholding tax paid in connection with the reorganization of the U.S. business of United Biscuits in

1992, of which £7.2 million was a refund of withholding tax and £5.1 million was interest attributable thereto; £1.2 million profit on disposal of fixed assets; £0.8 million loss on disposal of the Hatton manufacturing facility in Scotland, and £14.4 million loss on the disposal of the Aguilar biscuit manufacturing facility in Spain.

        For 2001, we recorded a total of £51.2 million as exceptional items, £42.3 million of which were recorded against operating profit and £8.9 million as non-operating items. The exceptional items charged against operating profit comprised £2.2 million paid to settle a contract termination claim with a Canadian distributor, £19.4 million in restructuring charges relating to the consolidation of our U.K. southeast head offices, £2.5 million in restructuring charges relating to our southern European overhead-reduction program, £1.5 million related to the closure of two distribution depots, £16.2 million in connection with manufacturing-efficiency programs and £0.5 million in restructuring charges relating to a branch office closure. The non-operating exceptional items were a £8.9 million loss on disposal of fixed assets.

B.    Liquidity and Capital Resources

Overview

        During the past three years, our principal sources of funds have been cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and debt service and repayment obligations.

Historical Cash Flows

Cash Flow from Operating Activities

        We had a net cash inflow of £145.2 million from operating activities during 2003. This net inflow consisted of £173.8 million generated from operations, £31.0 million expended on rationalization and other exceptional items and a decrease in working capital of £2.4 million. The decrease in working capital is principally due to the 53-week fiscal year and the timing of payments to suppliers and receipts from customers in December.

        We had a net cash inflow of £105.1 million from operating activities during 2002. This net inflow consisted of £182.2 million generated from operations, £31.0 million expended on rationalization and other exceptional items and an increase in working capital of £46.1 million. The increase in working capital included £38.2 million of accruals and deferred income which related to an advance received from Nabisco in anticipation of its acquisition of the our operations in China. The disposal was completed in the first quarter of 2002 and the advance was reclassified as sale proceeds. The compensating inflow, in the first quarter of 2002, is reflected in cash flow from acquisitions and disposals for 2002. The underlying increase in working capital was therefore £7.9 million. This increase was due to lower creditors as a result of the timing of payments to our suppliers in December and higher debtors due to higher sales.

        We had a net cash inflow of £66.9 million from operating activities during 2001. This net inflow consisted of £161.0 million generated from operations, £31.5 million expended on rationalization and other exceptional items and an increase in working capital of £62.6 million. The increase in working capital includes £51.8 million included in accruals and deferred income which related to loans received from Danone and Nabisco in anticipation of their acquisitions of our operations in Finland, Poland and China. A total of £50.6 million of this relates to the loan repayment on completion of the sale of our operations in Finland and Poland, and £1.2 million reflects a partial loan repayment in connection with an adjustment to the sale price of our Chinese operations. The underlying increase in working capital is therefore £10.8 million. This increase is largely due to higher debtors as a result of the timing of month-end payments from retail customers in December.

Cash Flow from Returns on Investments and Servicing of Finance

        During 2003, we had net cash outflows from returns on investments and servicing of finance of £56.5 million compared to a net cash outflow of £63.2 million in 2002. The reduction in interest payable was due to the lower interest margins applicable to our senior credit facility loans following the refinancing that took place in April 2003, partially offset by higher interest paid on our senior subordinated euro notes due to adverse exchange rate movements in the year.

        During 2002, we had a cash outflow of £65.6 million in connection with servicing our debts and a cash inflow of £2.4 million from monies placed on short-term deposits. The net outflow of £63.2 million was a decrease of £7.0 million compared with 2001. The decrease reflects the full-year effect of the reduced interest cost of our senior subordinated notes, issued in April 2001, compared to the original bridging finance that they replaced, and the effect of repayments made under the Senior Facilities Agreement.

        During 2001, we had a cash outflow of £73.8 million in connection with servicing our debts and a cash inflow of £3.6 million from monies placed on short-term deposits. This net outflow of £70.2 million is an increase of £3.3 million compared with 2000, and represents a full year's debt service following the UB acquisition.

Cash Flow from Capital Expenditure and Financial Investment

        During 2003, we had a net cash outflow of £58.8 million in connection with capital expenditure, an increase of £4.2 million compared to 2002. We incurred capital expenditure of £59.0 million and received £0.2 million in connection with the disposal of fixed assets. We also had a cash inflow of £0.3 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

        In 2002, we had a net cash outflow of £54.6 million in connection with capital expenditure, an increase of £6.9 million compared to 2001. We incurred capital expenditure of £59.2 million and received £4.6 million in connection with the disposal of fixed assets. We also had a cash inflow of £0.5 million in connection with a loan made to us by KP Ireland Limited.

        In 2001, we had a net cash outflow of £47.7 million in connection with capital expenditure, a reduction of £4.6 million compared to 2000. We incurred capital expenditure of £48.3 million and received £0.6 million in connection with the disposal of fixed assets. We also had a cash inflow of £0.6 million in connection with a loan made to us by KP Ireland Limited.

Cash Flow from Acquisitions and Disposals

        During 2003, we had a net cash inflow of £2.9 million from acquisitions and disposals. We received £3.6 million from Nabisco following the agreement not to acquire their Middle Eastern business and £0.4 million in respect of a VAT refund in connection with acquisition costs and we incurred £1.1 million in relation to the closure of our operations in Tunisia.

        In 2002, we had a net cash inflow of £53.5 million from acquisitions and disposals. We received £38.2 million relating to the completion of the disposal of our operations in China to Nabisco during the first quarter of 2002. The compensating outflow of £38.2 million was reflected in cash flow from operating activities for 2002. In the second quarter of 2002, we received £25.1 million relating to an adjustment to the sale price of Keebler Company sold by United Biscuits (Holdings) Limited in 1996.

        In 2001, we had a net cash inflow of £59.9 million from acquisitions and disposals, which was principally attributable to the disposal of our Polish and Finnish operations and our 44.2% interest in Young's Bluecrest Limited.

Capital Expenditure Requirements and Restructuring Costs

        During 2003, we incurred capital expenditure of £59.0 million, £33.4 million in connection with the delivery of cost-saving initiatives and the balance to support new product-development initiatives and essential health, safety and maintenance projects. We also incurred restructuring costs of £32.3 million relating to cost-saving initiatives. Capital expenditure and restructuring costs were funded from cash flow from operations.

        During 2004, we expect to incur capital expenditure and restructuring costs at comparable levels, excluding any requirements that may arise in connection with our proposed acquisition of Triunfo, see Item 5. "Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Acquisitions and Dispositions." We plan to fund our capital expenditure and restructuring costs from cash flow from operations.

        We may also, from time to time, consider acquisitions or investments in other businesses, which may require additional funding.

Debt Service Obligations

        As a result of the debt we incurred in connection with the UB acquisition and the offering of the outstanding notes, we have significant debt service and repayment obligations under our senior credit facility and the notes. In 2003, we incurred interest charges totaling £56.3 million from our borrowings under our senior credit facility, senior subordinated notes and other bank facilities.

Senior Credit Facility

        Our senior credit facility was entered into in connection with the UB acquisition and initially consisted of four facilities (Term Loans A, B, C and D) and a revolving facility of £90.0 million, which was reduced to £60.0 million in May 2002. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. As of December 28, 2002, we had borrowed the full £535.0 million under the term loan facilities, £453.7 million of which remained outstanding. £7.5 million had also been drawn down as ancillary facilities under the revolving facility to cover day-to-day banking requirements.

        On January 28, 2003, £15.0 million was prepaid and allocated across all of the facility loans in accordance with the terms of our senior credit facility agreement.

        On April 9, 2003, we amended the terms of our senior credit facility agreement. The amount outstanding for our Term Loans A, B, C and D and our revolving credit facility on that date was £438.9 million. We merged these loans into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time together with £7.0 million of ancillary facilities. Term A loan is predominantly denominated in sterling, but does include a tranche of €20.0 million.

        Our senior credit facility provides that Term Loan A will be repaid in 10 semiannual installments which began in October 2003 and will end in April 2008. On October 31, 2003, we made a scheduled repayment of £5.0 million. As of January 3, 2004, £245.4 million remained outstanding. The debt outstanding reflects an unfavorable exchange movement of £0.4 million in respect of the remaining euro principal. At January 3, 2004, we were scheduled to make the following principal payments on the term loan facilities under our senior credit facility:

Year	Total Payment Amount(1)
(£ million)
2004	29.9
2005	45.2
2006	55.1
2007	72.6
2008	42.6

Total	245.4

(1)
The amounts are stated before a repayment of £40 million on February 18, 2004, which was set against the 2004 total payment amount and then against a portion of the 2005 total payment amount.

        Our revolving credit facility provides for revolving advances and the issuance of letters of credit in an aggregate amount of up to £225.0 million outstanding at any time to be used for general corporate purposes. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility. In addition to the £184.0 million drawn on April 9, 2003, £7.0 million of ancillary facilities were also drawn down. The sum of £6.0 million was drawn to cover the day-to-day banking requirements of our U.K. business. Of this sum £4.8 million is for the provision of an overdraft facility and £1.2 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at January 3, 2004. There is also a contingent liability for a £1.0 million letter of credit issued to cover an overdraft facility for our subsidiaries in the Netherlands. There were no drawings under the overdraft facility at January 3, 2004.

        On April 17, 2003, an additional £20.0 million was drawn down under our revolving credit facility for a period of one month. On May 19, 2003, the £20.0 million was repaid and a further £10.0 million was drawn down and repaid on June 18, 2003. On October 15, 2003, an additional £15.0 million was drawn down for a period of one month, which was extended for an additional month on November 14, 2003. On December 12, 2003 the £15.0 million was repaid. On December 19, 2003, an additional £10.0 million was drawn down for a period of one month and subsequently repaid on January 16, 2004. We had £24.0 million of our revolving facility available to be drawn as of January 3, 2004.

        Advances under the facilities bear interest at annual rates equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375%. A margin adjustment mechanism is in effect, under which the applicable margin may be reduced based on the ratio of total net debt to earnings before interest, tax depreciation and amortization ("EBITDA," used here as it was defined in our senior credit facility) reflected in the financial statements delivered for the previous accounting quarter. As at January 3, 2004 the margin applicable to Term Loan A and the revolving credit facility was 1.375%.

        An annual issuing bank fee of 0.125% is payable quarterly in arrears on the issuing bank's exposure under any letters of credit in addition to the margin applicable to our revolving credit facility. Commitment commissions are payable quarterly in arrears at an annual rate of 0.6875% on the undrawn and uncanceled portion of our revolving credit facility.

        Under our senior credit facility, we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from price adjustments in connection with the

Transactions, asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the loan under the senior credit facility.

        We are required to comply with financial covenants under our senior credit facility. These covenants require us to maintain specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA. We fully adopted FRS 17 at the end of the current fiscal year. We anticipated that, due to the accounting adjustment required as a result of the adoption of FRS 17, see "—Continuing Operations—Adoption of FRS 17," in the Financial Statements for the 53 weeks ended January 3, 2004, and the way in which we are required to calculate EBITDA under our senior credit facility agreement, we would be marginally outside the EBITDA to net cash interest ratio of 3.35 to 1.0 for the fiscal quarter ending January 3, 2004. On December 22, 2003, we formally agreed with the senior bank agent and the syndicate participants that the accounting adjustment required should be reversed for the purposes of determining EBITDA for financial covenant purposes for the last fiscal quarter of 2003.

        On February 13, 2004, after a presentation to the senior bank agent and the syndicate participants, we received a letter of consent from the senior bank agent to waive or amend some of the provisions of the senior credit facility agreement to reflect, among other things:

  •
  a potential acquisition in Southern Europe, see Item 5. "Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Acquisitions and Dispositions;"

  •
  the issuance of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of Term Loan A; and

  •
  revised financial covenant ratios.

        On February 18, 2004, we repaid £40.0 million of our Term Loan A after we issued the new senior subordinated notes. See "—Senior Subordinated Notes." The repayment, in accordance with the letter of consent, was allocated against the scheduled Term Loan A repayments due in 2004 and the balance thereafter was allocated against the Term Loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

        The specified consolidated financial covenant ratios that we must maintain following the new arrangements are:

  •
  EBITDA to net cash interest ratio ranging from 1.95 to 1.0 for the first fiscal quarter of 2004 to 3.25 to 1.0 for the fourth fiscal quarter of 2007 and for every fiscal quarter afterwards; and

  •
  total net debt to EBITDA ratio ranging from 5.1 to 1.0 for the first fiscal quarter of 2004 to 3.7 to 1.0 for the first fiscal quarter beginning in 2007 and 3.45 to 1.0 for every fiscal quarter afterwards.

        Our senior credit facility placed annual limits on our maximum capital expenditures. After the refinancing in April 2003 the financial covenant was amended to place annual limits on our combined maximum restructuring costs and capital expenditures. The limit imposed for 2003 was £103.9 million. As a result of the new arrangements agreed in February 2004 the limits going forward have been amended. The limits decrease from year to year, from £122.7 million in 2004 down to £66.6 million in 2008 with the right to carry forward any unspent restructuring and capital expenditures in any given year up to a maximum carry-forward in any given year of £15.0 million.

        We currently comply with all of our financial covenants under our senior credit facility and expect to able to comply with our financial covenants on the next testing date at the end of the first quarter of 2004.

Hedging Arrangements

        Regentrealm was required by the terms of our senior credit facility to enter into hedging arrangements to provide protection from interest rate risk exposure arising because the financing under the senior credit facility is at floating interest rates. The hedging arrangements were required to cover at least 50% of the amount of the total commitments under our term loan facilities for a period of at least two years from the date of the closing of the UB acquisition. This requirement came to an end in 2002. Hedging banks are entitled to security, guarantees and subordination rights which rank at least equal to those granted to the lenders under our senior credit facility.

        Regentrealm currently has two interest rate swaps in place to hedge its interest rate exposure under our senior credit facility. Under one swap it receives interest at six-month LIBOR and pays interest at 5.685% on £150.0 million, and under the second swap it receives interest at six-month LIBOR and pays interest at 4.78% on £62.5 million. The £150.0 million swap expires on October 28, 2005 and the £62.5 million swap expires on October 28, 2006.

Senior Subordinated Notes

        In April 2001, UB Finance issued £120.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 3/4% each year (the "old Sterling notes") and €160.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 5/8% each year (the "old Euro notes" and, together with the old Sterling notes, the "old notes"), all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the notes is due on April 15 and October 15 of each year.

        On February 16, 2004, UB Finance issued additional notes under the same indenture as the existing notes, along with a supplemental indenture. We offered £45.0 million aggregate principal amount of 10 3/4% sterling denominated Senior Subordinated Notes due 2011 (the "new Sterling notes") and €32.5 million aggregate principal amount of 10 5/8% euro denominated Senior Subordinated Notes due 2011 (the "new Euro notes" and, together with the new Sterling notes, the "new notes"). The new notes were offered as additional debt securities under the indenture pursuant to which, on April 17, 2001, we issued £120.0 million of 10 3/4% Senior Subordinated Notes due 2011 and €160.0 million of 10 5/8% Senior Subordinated Notes due 2011. These Sterling notes and Euro notes previously issued under the indenture are referred to as the "outstanding Sterling notes" and the "outstanding Euro notes" and, together as the "outstanding notes." The new notes and the outstanding notes will be treated as a single class of securities for all purposes under the indenture. As used in this annual report, the term "notes" refers to both the new notes and the outstanding notes and the terms "Sterling notes" and "Euro notes" refer to both the new Sterling notes and the outstanding Sterling notes, and the new Euro notes and the outstanding Euro notes, respectively.

        We will pay interest on the notes on each April 15 and October 15. Interest on the new notes will accrue from the issue date of the new notes. Interest payments on the new notes will commence on April 15, 2004 and the initial interest payment will be calculated as if interest accrued on the new notes from October 15, 2003. We may redeem the notes at any time on or after April 15, 2006. In addition, until April 15, 2004, we may redeem up to 35% of the notes issued under the indenture with the net proceeds of a public equity offering. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

        The notes are unsecured and subordinated to all of our senior debt and rank equal with all of our existing and future senior subordinated debt. Excluding subordinated debt owed to our parent company, we have no existing debt other than the notes issued under the indenture and a guarantee issued in connection with the senior credit facility of Regentrealm Limited, our direct, wholly owned subsidiary. The notes are guaranteed by Regentrealm Limited and the guarantee will only become due 179 days after an event of default relating to payment on the notes has occurred, or earlier under certain circumstances. The guarantee is contractually subordinated to Regentrealm Limited's obligations under our senior credit facility.

        We have agreed to make an offer to exchange the new notes for registered, publicly tradable notes that have substantially identical terms as the notes.

        Application has been made to list the new notes on the Luxembourg Stock Exchange, and we expect the new notes will be eligible for trading in the Private Offering, Resales and Trading through Automated Linkages ("PORTAL") market of the National Association of Securities Dealers, Inc.

        The price of the new Sterling notes was 111% plus accrued interest from October 15, 2003, and the price of the new Euro notes was 113% plus accrued interest from October 15, 2003.

        We have not registered the new notes under the U.S. federal securities laws or the securities laws of any state of the United States. The initial purchaser named below is offering the new notes only to qualified institutional buyers in accordance with Rule 144A of the U.S. Securities Act of 1933, as amended, and to persons outside the United States in accordance with Regulation S of the U.S. Securities Act of 1933, as amended.

        The gross proceeds from the sale of the new notes were approximately £75.0 million before deducting the estimated fees and expenses for the offering of approximately £2.2 million, including the initial purchaser's commissions. We have used £40.0 million of these proceeds to prepay a portion of Term Loan A under the senior credit facility, pay the transaction fees from the offering and we will use proceeds to finance the approximately €40 million acquisition of Triunfo from Nutrinveste SGPS, S.A.. In the event we do not consummate the potential acquisition in Southern Europe, we will be required to use the remaining proceeds to further prepay the senior credit facility.

        The notes are scheduled to be repaid in one installment on April 15, 2011. At any time before April 15, 2004, we may choose to repurchase up to 35% of the notes with the proceeds from a public equity offering, at specified redemption rates and subject to certain conditions. Except as described above, the notes will be redeemable at our option after April 15, 2006, in whole or in part. If we undergo a change of control, the noteholders may require us to repurchase the notes at 101% of the face amount, plus accrued interest and other amounts due thereon, if any.

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

6.375% Sterling Bonds due 2009

        As well as our senior credit facility and the outstanding notes, as of January 3, 2004, we had outstanding £43,000 aggregate principal amount of 6.375% Bonds due 2009. After the end of the fiscal year, a further £3,000 was repaid.

Intercompany Loans

        UB Finance loaned the proceeds from the notes offerings to Regentrealm. UB Finance also loaned to Regentrealm the proceeds of the intercompany loans in the aggregate principal amount of £545.0 million made to UB Finance by its parent, Runecorp. The payment terms of the intercompany loans made with the proceeds of the notes offering mirror the payment terms of the notes to enable Regentrealm to pay amounts to UB Finance equal to the amounts due from time to time under the notes. These intercompany loans are subordinated in right of payment to Regentrealm's obligations under our senior credit facility.

Intercreditor Deed

        UB Finance, its parent companies and most of its subsidiaries are parties to an intercreditor deed. Until the date all obligations under our senior credit facility have been repaid in full, the intercreditor deed will, among other things:

  •
  prohibit UB Finance from making any payments on the notes other than scheduled interest payments, costs and expenses relating to the issuance of the notes and other amounts due under the terms of the indenture to the extent not otherwise prohibited by the intercreditor deed, provided that no payments may be made during the continuation of a payment default or if a stop notice has been issued (for up to 179 days in any 365-day period) for a non-payment default under our senior credit facility;

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

General Considerations

        UB Finance is a holding company and does not have operations of its own. It relies on dividends and payments on its intercompany loans to Regentrealm to make payments on the principal and interest of the notes. Regentrealm is also a holding company and does not directly conduct any business operations. Regentrealm relies on dividends and other payments from our operating subsidiaries to generate funds to fulfill its obligations under the intercompany loans. For more information regarding these limitations and other restrictions that apply to UB Finance and Regentrealm, see Item 3.D. "Key Information—Risk Factors—Ability to Service Debt," and "—Holding Company Structure."

        We believe that the cash flow generated from our operating activities, together with borrowings under our senior credit facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future. Our future operating performance and ability to service our existing and future debt, including the notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

C.    Research and Development, Patents, Licenses, etc.

Research and Development

        Our research and development unit is responsible for working to improve the taste, nutrition and convenience of our existing products and developing new products. The unit also develops and implements plans for improving the efficiency of our manufacturing process and packaging development activities. Among the innovations and improvements developed by our research and development unit are our low-fat go ahead! products and our tube packaging technology.

        We spent £6.4 million, £6.7 million and £5.7 million on research and development in 2001, 2002 and 2003, respectively. Research and development expenditures do not include all costs associated with new product development. Cost-saving initiatives, together with a more focused research and development program, reduced our expenditure in 2003. Our central technical facility is located in High Wycombe, United Kingdom, although we have research and development resources located throughout our organization. The High Wycombe facility employs 62 professionals and has extensive pilot plant facilities and scientific laboratories, as well as an engineering facility. On January 8, 2004, we completed the disposal of our High Wycombe site, which will be redeveloped with new office premises, for £3.9 million. We have taken an operating lease on one-quarter of the site, retaining sufficient accommodation to continue our research and development activities.

Trademarks and Licenses

        We own a substantial number of registered and unregistered trademarks in countries throughout the world for use in connection with the sale, marketing and manufacture of our biscuits and snack products. These trademarks are critical to our operations because brand-name recognition is a key factor in the success of many of our product lines. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable laws.

        Nabisco has granted us an exclusive license for the manufacture, marketing, sale and distribution of products under a number of material trademarks. We entered into an exclusive sublicense with Merola Finance B.V. ("Merola"), a licensee of Nabisco, for the manufacture, sale and distribution of Oreo, Chips Ahoy!, Air Crisps, Nabisco (House Mark), Nabisco (with Corner Triangle), Ritz and Teddy Grahams in parts of Europe, North Africa and the Middle East. Each of these licenses expires the earlier of (1) five years following a change of control of United Biscuits or (2) a material breach by us of any of the license agreements occurs. Under the sublicense agreement with Merola, we are required to pay a royalty for net sales equal to 1.5% of the net sales price of (x) all licensed products sold or distributed in the licensed territory and (y) all products sold or distributed in Iberia, whether or not these products bear the licensed trademarks, but excluding those products bearing United Biscuits trademarks, up to a maximum amount equal to the net royalty paid by Merola to Nabisco for calendar year 1999. As a consequence of the agreement with Nabisco, effective from February 18, 2003, not to complete the acquisition of Nabisco's business in the Middle East, the agreement with Merola has been amended to exclude territories associated with the Middle Eastern business. The sum of $959,000 (approximately £0.6 million) was paid by Nabisco as consideration for exclusion of those territories.

        We acquired Nabisco's Royal trademark in most of the countries in Europe, the Middle East and Africa. Nabisco remains the owner of the Royal trademark in the rest of the world. We have agreed with Nabisco that until July 2005, neither of us will actively market Royal-branded products or establish any branch or maintain any distribution depot for products under the Royal trademark in the territories of the other party.

        As part of our acquisition of the Royal trademarks, Nabisco assigned to us license agreements with Del Monte Foods Italia, S.r.l., in relation to grocery products produced by it under the Royal trademark in Italy, and with Agna Ludvigsson, in relation to its manufacture and sale of baking powder and puddings in Iceland under the Royal trademark.

        We have entered into a know-how cross license with Nabisco. Under this agreement, each party grants to the other a non exclusive, perpetual, irrevocable, royalty-free license to use and exploit its know-how regarding the manufacture and use of dairy-based, dry dessert mixes marketed and sold under the Royal trademark.

        We have granted an exclusive and royalty-free license to Nabisco to use some Marbu trademarks in connection with the production and marketing of baked goods in Argentina, Chile, China and Indonesia and the Filis trademark in Mexico. The license is perpetual, but can be terminated by either party in the event of a material breach by the other party.

        We have an ongoing, non exclusive license with Mars (UK) Limited (Masterfoods) for the manufacture and distribution of Galaxy, Starburst, M&M's, Bounty, Snickers and Milky Way snack cakes in the United Kingdom. This license commenced on April 4, 1998 and may be terminated subject to specific provisions.

        We also enter into license agreements in connection with various promotions, usually for a short-term period. These short-term licenses typically run for six months to one year with varying promotional fees to be paid by us, depending on the agreement. A typical short-term license allows us to use a particular trademark within a specified territory on our branded products or in connection with in-store promotions or television or print advertising.

        We also own licenses and patents and possess know-how relating to our products and manufacturing processes and product packaging. These licenses, patents and know-how, along with the trademarks we own and that we are licensed to use, represent one of our major commercial assets.

D.    Trend Information

        See Items 5.A. "Operating and Financial Review and Prospects—Operating Results" and 5.B. "Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a discussion of information required by this item.

E.    Off Balance Sheet Arrangements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Variable interest entities ("VIEs") are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability based on criteria set forth in the interpretation. Any VIE we are involved with, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE for financial reporting purposes. As at January 3, 2004, we had no VIEs.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more-detailed disclosures of guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. As of January 3, 2004 we had no applicable guarantees in place.

F.     Contractual Obligations

        The table below specifies our contractual obligations at January 3, 2004.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(£ million)
Long-term debt obligations	672.2	39.9	100.3	299.2	232.8
Capital (finance) lease obligations	3.1	2.1	1.0	—	—
Operating lease obligations	103.5	13.9	21.6	12.3	55.7
Purchase obligations	360.7	283.5	61.4	15.8	—
Amounts due to parent company	824.4	—	—	—	824.4
Taxation and other creditors	15.0	1.1	13.9	—	—
Provisions and retirement benefits	45.0	27.3	9.1	1.6	7.0

Total	2,023.9	367.8	207.3	328.9	1,119.9

        As of January 3, 2004, our purchase obligations consisted mainly of commitments to purchase prime ingredients such as flour, fats, oils, cocoa, potatoes and packaging materials. To manage the volatility in commodity prices, we seek to cover our raw materials requirements by taking out forward contracts to secure supplies at agreed prices. Forward cover is taken in physical markets for periods of at least three months and typically would not exceed 12 months, although by agreement with our board of directors this may be extended. Apart from those purchase obligations, all of our other contractual obligations are as disclosed in our financial statements for the 53 weeks ended January 3, 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors, Senior Management

        The following table sets forth the names and positions of the directors and executive management of UB Finance and Regentrealm.

Name	Date of Birth	Position Held
David Fish	05/31/48	Chairman(1)
Malcolm Ritchie	06/13/54	Chief Executive(2)
Will Carter	11/30/56	Managing Director—U.K.
Joan Casaponsa	08/29/57	Managing Director—Southern Europe(4)
Ian Cray	08/12/57	Chief Financial Officer
Graham Johns	06/17/56	Managing Director—Biscuits Category(3)
Kevin McGurk	02/07/64	Operational Services Director
Benoit Testard	04/23/55	Managing Director—Northern Europe(4)
Bill Winthrop	05/23/50	Management Services and Supply Chain Director
Robert Bradish	06/11/52	Director(2)
Graham Clempson	08/25/61	Director(2)
Bertrand Meunier	03/11/56	Director(2)
Dominic Murphy	03/14/67	Director(2)

(1)
Appointed February 2, 2004.

(2)
Statutory director of UB Finance and Regentrealm.

(3)
Member of the Executive Management Team until his employment ceased on December 31, 2003.

(4)
Appointed as member of the Executive Management Team in September 2003.

        David Fish was appointed Chairman on February 2, 2004. Before joining United Biscuits, Dr. Fish worked for the Mars organization for 27 years, until 2001. During his last seven years with Mars he was a member of the Mars Incorporated Operating Board. During his time at Mars he held a number of senior management positions including President, Snackfoods Europe and Joint President, Masterfoods Europe, the operating company for all of Mars' European activities. He has also held Vice President positions in marketing, country management and personnel. He is currently non-executive director of Royal Mail Holdings plc, Tate and Lyle plc and Christian Salvesen plc, where he is also Chairman.

        Malcolm Ritchie was appointed Chief Executive in September 2000 and also held the position of Chairman from September 2000 until February 1, 2004. Before joining United Biscuits, Mr. Ritchie served as President of Heinz Europe, Executive Vice President of Heinz and as a member of the board of Heinz from 1998. From 1994 to 1997, Mr. Ritchie served as Managing Director of Heinz U.K. Before joining Heinz, Mr. Ritchie was Chief Executive of the European Ambient Foods Group of Hillsdown Holdings and had previously held management positions in the food industry with Premier Brands and Cadbury Schweppes.

        Will Carter was appointed Managing Director—U.K. in September 2003, having previously served on the Executive Management Board as Managing Director—Snacks Category, since January 2001. Mr. Carter served as Managing Director of KP Foods from 1999 until 2001. Mr. Carter has been with United Biscuits for over 20 years and served as McVitie's U.K. Marketing Director from 1998 to 1999, as Snacks Business Unit Director from 1996 to 1998 and before that, as Marketing Director of Terry's Group.

        Joan Casaponsa was appointed Managing Director—Southern Europe in September 2001. In September 2003, Mr. Casaponsa was appointed to the Executive Management Board. Before joining

United Biscuits in 2001, Mr. Casaponsa served as Managing Director of Lindt Chocolates in Spain and President and Managing Director of Lindt Chocolates in France from 1995 to 2001 and before, as Managing Director of Del Monte Foods Iberia, S.L. from 1991 to 1995.

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

        Graham Johns was appointed Managing Director—Biscuits Category and Managing Director of UK Biscuits in January 2001 and served on the Executive Management Board until he left United Biscuits on December 31, 2003. Before joining United Biscuits, Mr. Johns served in several management positions at Heinz Europe including Managing Director—European Infant Feeding. Before joining Heinz in 1987, Mr. Johns served as Marketing Manager of Courage Brewing.

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

        Benoit Testard was appointed Managing Director—Northern Europe in February 1999. In September 2003, Mr. Testard was appointed to the Executive Management Board. Before joining United Biscuits, Mr. Testard served in various roles including Marketing Director, Sales Director and Business Unit Manager at Fromageries Bel Group from 1985 to 1999. Before joining Fromageries Bel Group in 1985, Mr. Testard served as Product Manager for Reckitt and Colman for five years.

        Bill Winthrop was appointed Management Services and Supply Chain Director in September 2003, having served on the Executive Management Board as Group Management Services Director since November 2000. Before joining United Biscuits, Mr. Winthrop served as Management Services Director of Heinz Europe from 1994 to 2000. Before joining Heinz in 1993, Mr. Winthrop served as European Information Services Director for Black & Decker.

        Robert Bradish is Vice President of Strategy and Development for Kraft Foods Western Europe region. Mr. Bradish has been with Kraft Foods for over 25 years and has held a variety of management positions both in the United States and Europe. Before assuming his current position in 1999, Mr. Bradish was Vice President of Strategy and Development, Kraft Foods International, and from 1995 to 1998 was Vice President of Strategy and Development, Kraft Foods Central and Eastern Europe, Mideast and Africa region. Nabisco was acquired by Kraft Foods and Mr. Bradish became a member of the boards of UB Finance and Regentrealm on December 21, 2000.

        Graham Clempson is European Managing Partner of MidOcean Partners, a private equity fund. He is also Chief Executive Officer of MidOcean Partners' European Advisor, MidOcean UK Advisor LLP. Mr. Clempson is also Chief Executive Officer of Morgan Grenfell Private Equity Limited. Formerly, Mr. Clempson was European Managing Partner for DB Capital Partners and Chief Executive Officer of Morgan Grenfell Private Equity. Mr. Clempson joined Bankers Trust in 1983 and then moved to Deutsche Bank following the merger of Bankers Trust into the Deutsche Bank group in June 1999. Before his current appointment with DB Capital Partners in 2000, Mr. Clempson was Co-Head of European Investment Banking from 1999 and had particular responsibility for the Financial Sponsor Coverage and High Yield departments. Mr. Clempson became a member of the boards of UB Finance and Regentrealm on February 28, 2002.

        Bertrand Meunier is a member of the Executive Committee of PAI partners. Mr. Meunier became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Mr. Meunier joined PAI in 1982. From 1985 to 1996, Mr. Meunier was in charge of investment activity in PAI's Information, Technology and Telecommunications Division. Since 1996, Mr. Meunier has been responsible for investments in the Consumer Products and Services sector. He is also a director of Elis, Stoeffler, Evialis, Panzani, STEF-TFE, Keolis, Yoplait, Provimi and Royal Canin.

        Dominic Murphy is a partner in Cinven. Mr. Murphy became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Before joining Cinven in 1996, Mr. Murphy worked for the private equity company 3i and qualified as a chartered accountant with Arthur Andersen. Mr. Murphy holds a degree in Economics from Liverpool University. He is also a director of National Car Parks and Fitness First.

        David Fish joined as our Chairman on February 2, 2004. Mr. Ritchie will continue in his role as our Chief Executive. The appointment of a chairman is good corporate governance, which is of increasing importance to all major businesses. As Chairman, Dr. Fish will undertake the main interaction with our shareholders. This will allow Mr. Ritchie to spend more time on the operational and strategic management of the business.

        The address of the directors and executive management of United Biscuits is c/o United Biscuits, Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom.

B.    Compensation

Compensation Arrangements

        The aggregate compensation paid to all of our directors and executive management in 2003 was approximately £2.2 million. Of this aggregate compensation, approximately £2.0 million was paid in salaries (including bonuses and a severance payment), approximately £86,000 was paid as benefits-in-kind and approximately £73,000 was paid in pension contributions. For 2003, the highest-paid director or executive received £0.4 million including benefits-in-kind and pension contributions. Details of our annual incentive bonus plans are provided below. There were no entitlements to payment under the 2003 Senior Management Incentive Scheme.

        Under the shareholders agreement between UB Parent and the Equity Sponsors, UB Parent makes annual payments of £25,000 in directors' fees to the Equity Sponsors for each of their nominated directors ("Equity Sponsor directors") in addition to payment of all reasonable out-of-pocket expenses incurred by the directors in connection with their participation in board meetings. The shareholders agreement is described in Item 7.B. "Major Shareholders and Related Party Transactions—Financing of UB Acquisition—Shareholders Agreement."

2003 Management Incentive Schemes

        The 2003 Senior Management Incentive Scheme was established to provide cash bonuses to approximately 1,000 senior managers in the United Kingdom and Northern Europe based on pre-set performance targets. The performance targets were not met in 2003 and therefore no payments will be made to participants for 2003.

        A separate annual incentive award plan was established for the Southern European senior management. Financial targets were met in respect of 2003 and the plan was implemented. Individual participants were entitled to receive scaled payments depending on the targets achieved and the individual's personal performance under the appraisal system.

Senior Management Equity Purchase Scheme

        Under the articles of association of UB Parent, members of our executive management are entitled to purchase shares in UB Parent representing 3% of the equity of UB Parent ("M Shares"). M Shares were purchased by members of our executive management at the price of £4.70 per share in May 2001 and totaled approximately £300,000. Other lower tier members of our senior management were given the opportunity to purchase shares in a separate class of shares representing 2% of the equity of UB Parent ("E Shares"). E Shares were purchased by lower tier members of our senior management during 2001 and 2002 at a price of £4.70 per share and totaled approximately £200,000.

        Individuals who leave our employment are required to sell the shares that they have purchased to the United Biscuits Employee Benefit Trust (the "EBT"). They receive either cost or market value in accordance with the provisions contained in the articles of UB Parent and the reason for their leaving our employment. Shares held in the EBT are offered for purchase to new or existing employees at the direction of the board of directors.

        The M Shares and E Shares, together with the ordinary shares of UB Parent, rank pari passu for any dividends and on a return of capital, including the liquidation of UB Parent. The holders of M Shares are entitled to one vote per share at a shareholders' meeting, while the E Shares do not carry any votes. These shares in UB Parent may be transferred subject to restrictions set forth in its articles of association.

C.    Board Practices

Term of Office

        The directors are subject to retirement by rotation and do not hold a fixed term of office. One-third of the directors retire at each annual general meeting. Retiring directors may offer themselves for re-appointment. The current directors have been in office for the full fiscal year ended January 3, 2004.

Directors' Service Contracts

        There are no service contracts in relation to the directors who represent the Equity Sponsors. As described above, the shareholders agreement provides that the Equity Sponsor directors of our parent are entitled to receive directors fees of £25,000 (plus VAT) each year for each director which shall accrue from day to day and shall be payable quarterly in arrears each year. Four of the five directors of UB Finance are Equity Sponsor directors of UB Parent.

        The executive directors have contracts of employment with United Biscuits (UK) Limited, the principal operating subsidiary of United Biscuits, some of which are subject to final negotiation. Except for variances in remuneration and bonus levels, the contracts are uniform and all provide that the directors are entitled to a notice period of 12 months. The contracts also provide in their respective schedules a mechanism for a genuine pre-estimate of loss, based upon the overall contractual package. Accordingly, in the event of a termination, the executive director would be entitled to 12 months' compensation for loss of the following benefits: salary, car, health insurance, life cover and pension. The Senior Management Incentive Scheme bonus is expressly excluded from the notice period compensation.

Audit and Remuneration Committee

        The Audit and Remuneration Committee (the "Audit Committee") reports to UB Parent. The Audit Committee is composed of Equity Sponsor appointees, consisting of nominees from each of Cinven, PAI and Nabisco. The Chairmanship of the Audit Committee is allotted equally between Cinven and PAI.

        The current Equity Sponsor Audit Committee appointees are Yagnish Chotai (Cinven) and Bertrand Meunier (PAI) (together, the "joint rotating Chairmen") and Bob Bradish (Nabisco). Dominic Murphy and Dominique Megret, directors of UB Finance, attend meetings of the Audit Committee. As noted above, any Equity Sponsor member of the board of UB Parent can attend meetings of the Audit Committee as a member.

        Also in attendance, although not members of the Audit Committee, are the Chairman, David Fish, the Chief Executive Officer, Malcolm Ritchie and, for the purposes of the audit aspect of the Audit Committee, the Chief Financial Officer, Ian Cray, all of whom are executive directors of UB Finance.

        The shareholders agreement sets out the purpose of the Audit Committee which is to:

          1)    review our accounting policies and procedures, our internal financial control systems and our compliance with statutory requirements and consider any matter raised by our external and internal auditors;

          2)    make recommendations to the board of UB Parent on the remuneration of all directors and the appointment or dismissal of all directors of our subsidiaries, other than the directors appointed by the Equity Sponsors; and

          3)    make recommendations to the board of UB Parent on the terms of appointment or dismissal and the remuneration of senior employees who are not directors and whose total remuneration exceeds £100,000 each year.

        The Audit Committee meets three times each year and invites other relevant persons such as representatives of the Internal Audit, External Audit, Risk Management and Disclosure Committees to its meetings as deemed necessary. The responsibilities include evaluating the appropriate risk framework and communicating the importance of internal control and the management of risk through the Risk Management committee, reviewing the activities and organizational structure of the Internal Audit function taking account of U.S. Securities and Exchange Commission (the "SEC") guidelines, including their work plan and considering the major findings from their work together with our management responses, reviewing the annual financial statements before the submission to the board of UB Parent and determining whether they are complete and consistent with information known to Audit Committee members and reviewing the performance of the external auditors and making recommendations to the Board as to their re-appointment. The chairman of the Audit Committee makes a brief report of the findings and recommendations of the Audit Committee to the board of UB Parent at each board meeting.

D.    Employees

        As of January 3, 2004, we had approximately 10,100 employees, equivalent to approximately 9,200 full-time employees. Approximately 70% of our full-time employees, both in the United Kingdom and continental Western Europe, are represented by unions. We have historically enjoyed good working relationships with our unions and have not recently experienced any significant work stoppages, slowdowns or other collective employee actions that have materially disrupted our business.

E.    Share Ownership

        See the discussion of our Senior Management Equity Purchase Scheme included in "—Compensation—Senior Management Equity Purchase Scheme." As of January 3, 2004, Malcolm Ritchie beneficially owned 1.25% of the equity shares of UB Parent. No other members of the boards of UB Finance and Regentrealm beneficially owned more than 1% of the outstanding shares of UB Parent.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        All of the ordinary shares of Regentrealm are held and beneficially owned by UB Finance. All the ordinary shares of UB Finance are held and beneficially owned by Runecorp, a wholly owned subsidiary of UB Parent. United Biscuits (Equity) Limited ("UB Equity Cayman") holds and beneficially owns 95% of the shares of UB Parent, the remaining 5% are owned by senior management. PAI, Cinven and MidOcean own 39.8%, 39.8% and 20.4% of the voting shares of UB Equity Cayman, respectively.

        Nabisco holds UB Parent warrants that are exercisable upon the earlier of a listing of UB Parent's shares, a sale of UB Parent or the 49th anniversary of the warrant deed on July 25, 2049. The number of ordinary shares issuable upon exercise of the warrants is based on a formula which, if calculated at the time of the UB acquisition, would have been for approximately 26.51% of the equity of UB Parent. Nabisco may exercise its warrants by the tender of its £145.0 million dual convertible discounted preferred securities of Deluxestar Limited ("Deluxestar"), a direct wholly owned subsidiary of UB Parent.

        The Equity Sponsors are parties to a shareholders agreement which provides for certain rights and obligations regarding their share ownership. See "—Financing of UB Acquisition—Shareholders Agreement."

B.    Related Party Transactions

        Below is a description of transactions we entered into with our shareholders or affiliates during the three-year period ended January 3, 2004. Some of these relationships continue to be in effect and may result in conflicts of interest between us and these shareholders or affiliates.

        In connection with the UB acquisition, we agreed to undertake certain acquisitions and dispositions, including the EMENA acquisition and the sale of the Asian assets discussed below in order to focus our business on our key Western European markets.

Nabisco Transactions

EMENA Acquisition

        In March 2000, Deluxestar, an affiliate of our parent, UB Parent, entered into an agreement to acquire from Nabisco the beneficial interests in some of its European, Middle Eastern and North African assets (together, the "EMENA Assets") located in Iberia, Saudi Arabia and Tunisia, respectively. The transfers of the Iberian and Tunisian businesses were completed on July 11, 2000 and April 20, 2001, respectively. The EMENA Assets were valued at £167.0 million, including assumed debt and as adjusted to the 2000 fiscal year end. On November 29, 2001, a further adjustment of £10.2 million was agreed with Nabisco, reducing the total transactional value to £156.8 million. Following further discussions between Nabisco and United Biscuits, Nabisco has confirmed, by agreement effective from February 18, 2003, that it does not intend to withdraw from the Saudi Arabian joint venture arrangement. In accordance with the July 2000 agreement, Nabisco has paid $4.8 million (approximately £3.0 million) to United Biscuits as an adjustment to the purchase price. The adjusted total transactional value is £153.8 million. In connection with the EMENA acquisition, Deluxestar issued to Nabisco dual convertible discounted preferred securities and the number of ordinary shares issuable under warrants previously issued to Nabisco by UB Parent was adjusted.

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

Nabisco License Agreements

        As part of the Transactions, in July 2000, we entered into a series of trademark license agreements with Nabisco under which Nabisco granted us an exclusive license for the manufacture, marketing, sale and distribution of products under a number of material trademarks Effective from February 18, 2003 and in connection with the decision not to complete the acquisition of Nabisco's business in the Middle East, the agreement with Merola was amended to exclude territories associated with the Middle Eastern business. The sum of $959,000 (approximately £0.6 million) was paid by Nabisco as consideration for excluding these territories. The Nabisco license agreements are discussed in Item 5.C. "Operating and Financial Review and Prospects—Research and Development, Patents, Licenses, etc.—Trademarks and Licenses."

Financing of UB Acquisition

        The UB acquisition was funded by loans under our senior credit facility, a senior subordinated bridge facility, deep discounted bonds, dual convertible preferred discounted securities and equity contributions. The senior subordinated bridge facility was repaid, in part with the net proceeds from the notes offering. As of January 3, 2004, our total outstanding long-term debt, including current maturities but excluding intercompany loans and unamortized debt issuance costs, was £675.3 million. Deutsche Bank AG London, an affiliate of MidOcean, is a joint arranger and lender under our senior credit facility, was a facility agent and lender under our senior subordinated bridge facility, a co-manager of the old notes offering and sole manager of the new notes offering, for which they received the customary fees.

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

        Under the shareholders agreement, each of the Equity Sponsors is entitled to receive an annual monitoring fee for their financial oversight and investment monitoring services. Subject to the discretion of the board of directors of UB Parent, the amount of the monitoring fee may be increased from time to time. PAI and Cinven were initially entitled to receive £266,667 each, Nabisco was initially entitled to receive £200,000 and DB Capital was initially entitled to receive £141,666. The fees payable for the years ended April 14, 2002 and April 14, 2003 were agreed at £984,375 of which PAI and Cinven were entitled to £300,000 each, Nabisco was entitled to £225,000 and MidOcean (2002: DB Capital) was entitled to £159,375.

        Each of the directors of UB Finance and Regentrealm is also a director of UB Parent. PAI and Nabisco each have an additional two directors on the board of UB Parent and Cinven and MidOcean each have one additional director on the board of UB Parent. Under the shareholders agreement, UB Parent makes annual payments of £25,000 in directors' fees to the Equity Sponsors for each of their nominated directors, and pays all reasonable out-of-pocket expenses incurred by the directors in connection with their participation in board meetings. The shareholders agreement provides that UB Parent may not take particular actions without the prior written consent of Nabisco, including:

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

        95% of the shares and share equivalents of UB Parent are held by UB Equity Cayman, and Nabisco. The shareholders agreement provides that none of UB Equity Cayman, Nabisco nor any other holder of UB Parent's or UB Equity Cayman's shares may transfer its shares to a person other than its respective affiliates for a period of three years after the execution date of the shareholders agreement (the "restricted period"). The restricted period expired on March 16, 2003, and each of Nabisco and UB Equity Cayman are subject to a right of refusal in the event that a third party makes a bona fide offer to purchase all or substantially all of its shares in UB Parent. If the other shareholder does not exercise its rights, then the selling shareholder may sell its shares to the third party and require the other shareholder to sell all of its shares to the third-party purchaser. If the selling shareholder is selling more than 5% of the outstanding ordinary shares of UB Parent, the other shareholder can require the third party to purchase a proportionate number of its shares. The shareholders agreement also requires that if Cinven, PAI or MidOcean receives an offer from a bona fide third party to purchase all or substantially all of their shares in UB Equity Cayman, Nabisco has the right to purchase those shares on the same terms that would apply to an offer for the shares of UB Parent.

        If UB Equity Cayman desires to sell most or all of its shares in UB Parent after the restricted period ends, it must give Nabisco the right to make an offer to purchase those securities at a price set by Nabisco. If Nabisco does not make an offer, UB Equity Cayman is free to sell its shares. If Nabisco makes an offer, UB Equity Cayman may then provide a counter-offer price. If Nabisco does not elect to buy the shares at the counter-offer price, then UB Equity Cayman may proceed within 90 days with a private sale of all the shares to a bona fide third party if the sale price is at least 105% of Nabisco's initial offer price. If UB Equity Cayman sells its shares to a third party, it has the right to require Nabisco to sell its shares to the third party. If the shares being sold by UB Equity Cayman amount to more than 5% of the outstanding shares of UB Parent, Nabisco can sell a proportionate number of its shares to the third party. The shareholders agreement also requires that if PAI, Cinven or MidOcean desires to sell most or all of their shares in UB Equity Cayman, Nabisco has a right of first offer to purchase those shares under the same terms that apply to a sale of the UB Equity Cayman securities.

        The shareholders agreement also provides for a Nabisco right of first offer to purchase all of the securities of UB Equity Cayman after the restricted period expired. If UB Equity Cayman elects not to sell to Nabisco under any of the right of first-offer provisions of the shareholders agreement, UB Equity Cayman has the right to sell all or some of its securities in a public sale, subject to procedures requiring notice to Nabisco. Nabisco has the right to then purchase those securities before the public sale. UB Equity Cayman may only exercise the rights contemplated under the right of first offer and public sale provisions of the shareholders agreement twice in aggregate in any calendar year.

        The exercise of these sale and purchase rights may under certain circumstances result in a change of control under the indenture which would require us to make an offer for the notes.

        The shareholders agreement also gives the holders of these ordinary shares pre-emptive rights on future sales of securities by UB Parent.

        For the duration of the shareholders agreement and for one year from its termination date, none of the Equity Sponsors are permitted directly or indirectly to carry on the business of United Biscuits in a territory defined to include most nations within the European Union and the European Free Trade Association and a number of nations in Eastern and Central Europe and North Africa, other than through UB Parent and/or its subsidiaries. Except for this prohibition nothing in the shareholders agreement limits the current or future business activities of the shareholders of UB Parent, whether or not those activities compete with those of UB Parent and its subsidiaries.

        In connection with the UB acquisition, Cinven, PAI and DB Capital entered into a consortium agreement with each other and with UB Equity Cayman and its subsidiaries. The consortium agreement was supplemented on March 13, 2003. Under the consortium agreement, PAI, Cinven and MidOcean have the right to appoint up to four, four and two directors of UB Equity Cayman, respectively, and each of these directors shall be entitled but not obligated to be a director of each of UB Parent and its subsidiaries. The quorum for the transaction of business at any board meeting is one director from each of Cinven, PAI and MidOcean. The consortium agreement provides that particular actions relating to UB Equity Cayman and its subsidiaries, including, among other things, changes in the nature of their business, dissolution, transactions outside the ordinary course of business, remuneration of directors, establishment of incentive schemes giving rise to payments outside the budget and share option schemes, require the prior written consent of PAI, Cinven and MidOcean. The board may not take other significant actions without the prior written consent of a majority of the shareholders. The consortium agreement also contains restrictions, similar to those in the shareholders agreement, on the ability of the shareholders to transfer their shares.

Transaction Fees

        As part of the Transactions, we and our affiliates entered into an agreement with the Equity Sponsors regarding financing fees payable to Cinven, PAI, Nabisco and DB Capital for their services in connection with the Transactions. Under the agreement, we agreed to pay £6.0 million each to PAI and Cinven, £3.1 million to DB Capital and £4.9 million and $5.0 million to Nabisco. We believe that these fees, which were negotiated among the Equity Sponsors on an arm's-length basis, are comparable to fees paid to private equity sponsors in comparable transactions. Payment of the transaction fees was completed during 2001. Also, in 2001, we paid $10.0 million to Nabisco in full and final settlement of outstanding third party expenses relating to the UB acquisition.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See Item 18.

A.7. Legal Proceedings

        We were involved in multiple lawsuits in France over the "smiley face" trademark we use in the mini BN products we market in France. Franklin Loufrani, a French citizen, claims to be the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. In November 1999, we requested the Tribunal de Grande Instance of Paris to cancel the trademark filed by Mr. Loufrani for non-use under the French trademark law. Although the Tribunal rejected this request on procedural grounds, we have appealed the case to the Cour d'Appel of Paris and filed another request for cancellation of the trademark with the Tribunal de Grande Instance. In July 2000, Mr. Loufrani brought a suit against us in the Tribunal de Grande Instance of Nantes for trademark violation and requested the court to seize packages of mini BN products with the smiley-face trademark and issue an injunction prohibiting us from using the trademark. The final hearing for pleadings in the Tribunal de Grande Instance of Paris took place on October 19, 2001 and a decision was made in our favor on January 22, 2002. The court awarded us a "provisional execution" which allows us to continue to use the trademark as Mr. Loufrani's registration was deemed to be null as far as the biscuit category is concerned. However, Mr. Loufrani filed an appeal and we filed a counter-statement closure of written proceedings for February 10, 2003. Oral proceedings were scheduled for April 1, 2003. In March 2003 Mr. Loufrani offered to enter into a Settlement Agreement if both parties would withdraw their claims before the Cour d'Appel of Paris and the Tribunal de Grande Instance of Nantes. On April 1, 2003, our lawyers attended a hearing and asked for the matter to be removed from the list of outstanding cases in view of the settlement agreement proposal. This has been agreed to. If the case is not reinstated by April 1, 2005 by either Mr. Loufrani or ourselves, the judgment rendered in the first instance by the Tribunal de Grande Instance of Paris will be final and enforceable. The action in the Tribunal de Grande Instance in Nantes has been suspended pending the outcome of the Paris adjournment. If the matter is reinstated and the result is in our favor, the action in Nantes will be irrelevant. Our annual sales of mini BN products in 2003 were €16.8 million (approximately £11.6 million).

        We are from time to time also involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations.

B.    Significant Changes

        None.

ITEM 9. The Offer and Listing

A.    Offer and Listing Details

        Not applicable.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The old notes are listed on the Luxembourg Stock Exchange and an application has been made to the Luxembourg Stock Exchange for the new notes to be listed.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        The objectives of UB Finance include: (1) acting as the holding and coordinating company for all of our direct and indirect subsidiaries, including our operating subsidiaries; (2) subscribing for, purchasing or otherwise acquiring, taking, holding or selling on such terms and conditions as may be thought fit, any shares or stocks, bonds, debentures or other securities or obligations of any company; (3) undertaking and executing agency and commission work; (4) carrying on any other trade or business in connection with any of the businesses of UB Finance; (5) purchasing, leasing, acquiring or holding any interest in property, plant and equipment necessary or convenient for the purposes of or in connection with UB Finance's business; (6) erecting, constructing, altering and maintaining any roads, railways or other means of transport, plant and equipment necessary or convenient for UB Finance's business, and contributing to or subsidizing the erection, construction and maintenance of any of the above; (7) borrowing, raising or securing the payment of money for the purposes of or in connection with UB Finance's business; (8) mortgaging and charging the undertaking of all or any of the real and personal property and assets, and all or any of the uncalled capital of UB Finance and to issue debentures and collaterally or further to secure any securities of UB Finance by a trust deed or similar assurances; (9) the issuance and deposit of any securities that UB Finance has power to issue; (10) receiving money on deposit or loan and the guaranteeing of the obligations and contracts of customers and others; (11) lending money, giving indemnities and guaranteeing the liabilities and obligations of and the payment of any monies whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company including but not limited to the holding company or a subsidiary; (12) procuring, establishing and maintaining a pension or superannuation fund for the benefit of employees who meet the specified criteria; (13) investing and dealing with the monies of UB Finance; (14) paying or accepting payment for any property or right acquired or sold, as the case may be, by UB Finance; (15) entering into any partnership or joint-purse arrangement or amalgamating with any company proposing to carry on business within the objects of UB Finance; (16) establishing or promoting any other company whose objectives shall include the acquisition and taking over of all or any of the assets and liabilities of UB Finance; (17) purchasing or acquiring and undertaking all or any part of the business of any company carrying on business similar to that of UB Finance; (18) selling, improving, managing or developing any of the property of UB Finance; (19) distributing among the shareholders any property of UB Finance, or any proceeds of sale or disposal of any property of UB Finance; and (20) giving financial assistance for the purpose of acquisition of the shares in UB Finance or UB Finance's holding company.

        Unless and until otherwise determined by UB Finance by ordinary resolution, UB Finance shall have no more than 12 but no less than two directors. The board of directors of UB Finance (the "Board") shall have the power to appoint directors and the directors shall not be required to hold any shares of UB Finance. UB Finance may by ordinary resolution remove any director before the expiration of his or her period of office.

        UB Finance's share capital was increased from £1,000 to £600,002 by the creation of 599,002 ordinary shares of £1 each by an ordinary resolution passed on March 22, 2000. It then increased from £600,002 to £2,010,002 by the creation of an additional 1,410,000 ordinary shares of £1 each by an ordinary resolution passed on April 25, 2000. Unissued shares and any shares created after adoption of UB Finance's articles of association (the "Articles") are at the disposal of the Board, which may allot grant options over, offer or otherwise deal with such shares and the disposal thereof. UB Finance may also issue a warrant for any fully paid shares. UB Finance may by ordinary resolution increase, consolidate, cancel any shares and subdivide its share capital. UB Finance may by special resolution reduce its share capital in any way.

        Subject to restrictions set forth in the Articles, each holder of the shares (each, a "holder") may transfer all or any of his or her shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Subject to the terms of allotment of shares, the Board may by means of a resolution from time to time make calls on the holders in respect of any monies unpaid on the shares, of any class, held by them and not payable on a date fixed by or in accordance with the terms of issue. If any holder fails to pay and does not comply with a subsequent notice sent by the Board, the shares in respect of which such call was made will be forfeited.

        Annual general meetings shall be held at such time and place as the Board may determine. In addition, the Board may convene an extraordinary general meeting whenever it thinks fit. At any such meeting, no business shall be transacted except that stated by the requisition or proposed by the Board. All meetings convened for the passing of a special resolution shall require not less than 20 working days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. A quorum at these general meetings shall be two persons entitled to attend and vote on the business to be transacted.

C.    Material Contracts

        The following material contracts are described within Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Significant Factors Affecting Our Results of Operations—Acquisitions and Dispositions" and Item 5.B. "—Liquidity and Capital Resources—Debt Service Obligations."

  •
  Indenture, dated April 17, 2001 and Supplemental Indenture dated February 16, 2004, between United Biscuits Finance plc, Regentrealm Limited, as Guarantor, and The Bank of New York, as Trustee.

  •
  Senior Credit Facilities Agreement, dated December 14, 1999, between Regentrealm Limited and Solvecorp Limited, Runecorp Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London, Credit Suisse First Boston and J.P. Morgan plc, as Joint Lead Arrangers, Deutsche Bank AG London, The Chase Manhattan Bank and DLJ Capital Funding, Inc., as Original Lenders, Deutsche Bank AG London as Sole Book Runner, Agent and Security Agent, and Credit Suisse First Boston and J.P. Morgan plc, as Documentation Agents, as amended and restated on April 28, 2000, August 28, 2000, November 28, 2000, April 17, 2001, April 9, 2003 and March 1, 2004.

  •
  Intra-Group Loan Agreements, dated April 17, 2001 and February 16, 2004, between United Biscuits Finance plc and Regentrealm Limited, as Borrower.

  •
  Subordination Agreement, dated April 17, 2001 between United Biscuits Finance plc, Runecorp Limited, as Parent and The Bank of New York, as Trustee, and Amendment Agreement dated February 16, 2004.

        The following material contracts are described in more detail in Item 7.B. "Major Shareholders and Related Party Transactions—Related Party Transactions—Nabisco Transactions—EMENA

Acquisition" and Item 5.C. "Operating and Financial Review and Prospects—Research and Development, Patents, Licenses, etc.—Trademarks and Licenses."

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

  •
  Variation Agreement (Sub-License), dated February 18, 2003 between Merola Finance B.V. and United Biscuits Iberia S.L.

D.    Exchange Controls

        None.

E.    Taxation

U.S. Federal Income Tax Considerations

        The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the applicable U.S.Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice, all as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

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

          (3)   an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

          (4)   a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (a "U.S. Holder").

        Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below. The discussion below assumes that the notes will be treated as debt for U.S. federal income tax purposes. The discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or "financial services entities," insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a "straddle," "hedge," "conversion transaction," "constructive sale" or other integrated investment, U.S. holders that have a "functional currency" other than the U.S. dollar, U.S. expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a note is called before the maturity date. This discussion also does not take into consideration any U.S. federal income tax implications if:

          (1)   UB Finance consolidates or merges with or into any other person or sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to another person; or

          (2)   a successor entity succeeds UB Finance.

        The discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of U.S. federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax considerations of the acquisition, ownership and disposition of the notes.

        Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the notes that are initial holders of the notes, that hold the notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the outstanding notes for an amount equal to the stated principal amount of the outstanding notes plus accrued interest, or purchased the new notes for an amount at or above the stated principal amount of the new notes plus accrued interest.

        Each Holder should consult its own tax advisor concerning the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction to its particular situation.

U.S. Holders

Pre-Issuance Accrued Interest

        A portion of the purchase price of the new notes is attributable to the amount of interest accrued prior to the date the new notes were issued. However, for U.S. federal income tax purposes, the new notes should be treated as having been sold for an amount that excludes any pre-issuance accrued interest. If the new notes are so treated, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of the portion of the purchase price attributable to such pre-issuance accrued interest and will not be taxable as interest on the new notes.

Stated Interest on notes

        Stated interest on a note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder's method of accounting. Stated interest paid on a note will be includible in income by a U.S. Holder in an amount equal to the U.S. dollar value of the interest, regardless of whether a payment is in fact converted to dollars at that time. If the U.S. Holder uses the cash method of accounting for tax purposes, the U.S. dollar value of the interest is determined using the spot rate at the time payment is received. If a U.S. Holder uses the accrual method of accounting for tax purposes, the U.S. dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period for interest paid in a subsequent taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or partial accrual period) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or afterwards acquired and will be irrevocable without the consent of the U.S. Internal Revenue Service. Any differences in the exchange rate between the rate at which interest on a note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as ordinary income or loss for U.S. federal income tax purposes. The U.S. dollar value of interest accrued or received, adjusted for any exchange gain or loss as to the amount accrued, generally will be a U.S. Holder's tax basis in the foreign currency received as interest on a note.

Additional Amounts and Additional Interest

        We intend to treat the possibility that we will pay "Additional Amounts" (i.e., the amount of interest provided in the notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the U.S. Holder) or "Additional Interest" (i.e., the additional payments made under the new notes if the new notes are not registered under the U.S. Securities Act within a prescribed period) as a remote or incidental contingency, within the meaning of applicable U.S. Treasury regulations. Accordingly, the gross amount of any Additional Amounts or Additional Interest should be includible in gross income by a U.S. Holder as ordinary interest income at the time that amount is received or accrued in accordance with the U.S. Holder's method of accounting for tax purposes in the same manner as discussed above under "—Stated Interest on notes." Consequently, the amount a U.S. Holder will include in gross income with respect to a note could exceed the amount received by the U.S. Holder as stated interest should Additional Amounts or Additional Interest be due under the notes.

Amortizable Bond Premium

        In general, if a U.S. Holder purchases a new note for an amount (net of accrued interest) in excess of the stated principal amount of the new note, the excess will constitute bond premium. Bond premium is computed in units of foreign currency. A U.S. Holder of a new note generally may elect to amortize the premium over the remaining term of the new note on a constant yield method as an offset to interest in units of foreign currency, in an amount not to exceed the stated interest, when includible in income under its regular method of accounting. At the time amortized bond premium offsets interest income, exchange gain or loss with respect to amortized bond premium is recognized, measured by the difference between exchange rates at that time and at the time of the acquisition of the new note.

        Because the new notes are subject to call provisions at UB Finance's option at various times, a U.S. Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date and will determine the remaining term of the new note using the corresponding applicable call date (in lieu of the stated maturity date), but only if the use of such amount payable at the applicable call date and the use of such corresponding applicable call date results in a smaller amortizable bond premium for the period ending on such corresponding applicable call date.

        If the U.S. Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss it would otherwise recognize on disposition of the new note. An election to amortize premium on a constant yield method also will apply to all debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the U.S. Internal Revenue Service. U.S. Holders should consult their tax advisors before making this election.

Withholding Taxes

        Any U.K. taxes withheld and not refunded to a U.S. Holder will be treated as foreign taxes eligible for credit against that Holder's U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions, including that the U.S. Holder claim any applicable treaty benefits. Alternatively, those taxes are eligible for deduction in computing the U.S. Holder's taxable income. Stated interest, Additional Amounts and Additional Interest will constitute foreign source income for U.S. foreign tax credit purposes. The income will generally constitute "passive income" for U.S. foreign tax credit purposes, unless the rate that applies to the U.S. Holder is 5% or more, in which case the income generally will constitute "high withholding tax interest." The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder's particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid under the notes.

Sale, Exchange or Redemption

        Unless a non-recognition provision applies, the sale, exchange, redemption (including under an offer by us) or other disposition of a note will be a taxable event for U.S. federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between:

          (1)   the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest); and

          (2)   the U.S. Holder's adjusted tax basis in the note.

        A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder, which is the U.S. dollar value of the foreign currency purchase price of the note translated at the spot rate for the date of purchase, or, in some cases, the settlement date, and in the case of a new note, decreased by any amortizable bond premium previously amortized by the U.S. Holder with respect to the new note. A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a note equal to the U.S. dollar value of that foreign currency on the date of receipt.

        Except to the extent of exchange gain or loss discussed below, gain or loss recognized by a U.S. Holder of a note should be capital gain or loss and will be long-term capital gain or loss if the note has been held, or treated as held, by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. Upon the sale, exchange, retirement or repayment of a note, a U.S. Holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the note was acquired or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a U.S. Holder's tax basis in a note will generally equal the U.S. dollar cost of the note. Exchange gain or loss recognized by a U.S. Holder will generally be treated as ordinary income or loss.

        Any gain realized by a U.S. Holder on the sale, exchange or redemption of a note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon a sale, exchange, redemption or other disposition of a note generally will be allocated against U.S. source income for U.S. foreign tax credit purposes.

Registration Rights Agreement and Exchange for Registered, Publicly Tradable Notes

        An exchange of new notes for registered, publicly tradable notes under the Exchange Offer will not be a taxable event for U.S. federal income tax purposes. Consequently, a U.S. Holder will not recognize taxable gain or loss as a result of exchanging new notes for registered, publicly tradable notes, and the U.S. Holder's holding period and adjusted tax basis for a new note will not be affected. The U.S. Holder would continue to take into account income in respect of a new note in the same manner as before the exchange. If UB Finance fails to comply with its obligations to exchange the new notes for registered, publicly tradable notes under the Registration Rights Agreement, Additional Interest may become payable on the new notes. See discussion above under "—Additional Amounts and Additional Interest."

Non-U.S. Holders

        Subject to the discussion below under "—Information Reporting and Back-up Withholding," a Non-U.S. Holder of a note generally will not be subject to U.S. federal income or withholding tax on payments, including stated interest, Additional Amounts or Additional Interest in respect of a note and gain realized on the sale, exchange, redemption or other disposition of a note unless:

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

Information Reporting and Back-up Withholding

        Payments of interest and principal on a note and the proceeds from the sale or redemption or other disposition of a note paid to a U.S. Holder, other than a corporation or other exempt recipient, will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. back-up withholding on interest and principal paid on a note and proceeds from the sale or redemption or other disposition of a note unless the U.S. Holder:

          (1)   is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

          (2)   provides a correct taxpayer identification number certified under penalties of perjury, certifies as to no loss of exemption from back-up withholding and otherwise complies with the applicable requirements of the back-up withholding rules.

        Interest on a note paid outside the United States to a Non-U.S. Holder through a U.S. person, or a person with certain enumerated U.S. relationships (a "U.S.-related person"), is subject to information reporting and possible back-up withholding unless documentation and other requirements are satisfied. The payment of principal on a note and the proceeds from the sale or redemption or other disposition of a note by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible back-up withholding unless:

          (1)   the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption; and

          (2)   the broker does not have actual knowledge, or reason to know, that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.

        The back-up withholding tax rate is currently 28%. Any amount withheld under the back-up withholding rules will be creditable against the Holder's U.S. federal income tax liability, subject to satisfaction of procedural requirements. Holders of notes are urged to consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

THE PRECEDING DISCUSSION OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

U.K. Tax Considerations

        The following summary describes some limited U.K. tax consequences of the ownership of the notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their notes and the interest on those notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of U.K tax law and U.K. Inland Revenue practice as of the date of this annual report. We recommend that holders of notes should consult their own tax advisors concerning the U.K. tax consequences of holding notes in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations as to the tax consequences to any particular holder of the notes are made hereby.

Interest on the notes

        The notes constitute "quoted Eurobonds" within the meaning of section 349 of the U.K. Income and Corporation Taxes Act 1988 ("ICTA") as they are listed on a "recognized stock exchange" within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently a recognized stock exchange for these purposes. Accordingly, as the notes are listed on the Luxembourg Stock Exchange, and as long as they remain so listed, payments of interest on the notes may be made without withholding on account of U.K. income tax.

        Interest on the notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding, except in the hands of a holder who is exempt from U.K. income tax under the terms of an applicable double taxation treaty or otherwise. However, interest on a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a holder of a note who is not resident for tax purposes in the United Kingdom unless that holder carries on a trade, profession or vocation in the United Kingdom through a U.K. permanent establishment, branch or agency in connection with which the interest is received or to which the note is attributable. There are exemptions for interest received by certain categories of agents, such as brokers and investment managers.

U.K. Corporation Taxpayers

        For holders of notes within the charge to U.K. corporation tax any profits and gains, including interest (and also including profits or gains arising from currency fluctuations), arising from the notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance with the holder's authorized accounting methods.

Individual Noteholders

        Notes denominated in pounds sterling are expected to be treated as "qualifying corporate bonds" for the purposes of the U.K. legislation relating to capital gains. Accordingly, no chargeable gain or allowable loss will be realized on the disposal of a pound sterling denominated note.

        Notes denominated in euro will not be "qualifying corporate bonds" for the purposes of the U.K. legislation relating to capital gains. Accordingly a chargeable gain or allowable loss may be realized on the disposal of a euro-denominated note by an individual subject to U.K. capital gains tax in respect of his holding of notes. Such a gain or loss may include a gain or loss from currency fluctuations.

        Under the provisions known as the "accrued income scheme" the transfer of a note by an individual holder who is subject to U.K. income tax in respect of his or her holding of notes may give rise to a charge to tax on income. Individual holders who are within the accrued income scheme should seek their own advice as to its application in relation to any particular transfer.

E.U. Directive on the Taxation of Savings Income

        The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier that January 1, 2005 to provide to the tax authorities of Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Stamp Duty and Stamp Duty Reserve Tax

        No stamp duty or stamp duty reserve tax is payable on the issuance or transfer of the notes.

        We recommend that persons who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions consult their own tax advisors.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and fulfill the obligation by filing with or furnishing reports to the SEC. You may read and copy any document we file with or furnish to the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit-recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. securities laws is available for public review at our principal executive offices.

I.     Subsidiary Information

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risks

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage these risks effectively, we enter into hedging transactions and use derivative financial instruments, under established internal guidelines and policies, to mitigate the adverse effects of these market risks. We do not enter into financial instruments for trading or speculative purposes.

Interest Rate Exposure

        The following table provides information as of January 3, 2004 about our financial instruments that were sensitive to changes in interest rates. The information is presented in pounds sterling, which is our reporting currency. Actual cash flows of the various instruments are denominated in euro, pounds sterling and dollars.

	Expected to Mature Before December 31,
								Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
	(£ million)
Long-term debt
Floating rate debt
Senior credit facility
Term Loan A	29.9	45.2	55.1	72.6	42.6	—	245.4	245.4
Revolving credit facility	10.0	—	—	—	184.0	—	194.0	194.0

Total floating rate	39.9	45.2	55.1	72.6	226.6	—	439.4	439.4

Fixed-rate debt
10.750% senior subordinated sterling notes	—	—	—	—	—	120.0	120.0	135.6
10.625% senior subordinated euro notes	—	—	—	—	—	112.8	112.8	128.0

Total	39.9	45.2	55.1	72.6	226.6	232.8	672.2	703.0

Interest rate derivatives
Interest rate swaps								2.9

        In order to ensure that there was an appropriate balance between fixed and floating rate debt, interest rate swaps were put in place so that as of January 3, 2004, approximately 48% of our total floating rate debt had been converted into fixed rate debt:

Notional Amount	Fixed Rate	Fair Value
(£ million)		(£ million)
150.0	5.685%	3.0
62.5	4.78%	(0.1)

		2.9

Foreign Exchange Risk Management

        We have entered into forward foreign exchange contracts in order to swap liquid assets and liabilities into currencies required for our purposes.

        As at January 3, 2004 the following contracts were outstanding:

	Receive for £		Pay for £		Receive for €		Pay for €
	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate
	(£ million)		(£ million)		(£ million)		(£ million)
Currency:
U.S. dollar	18.2	1.5963	2.7	1.6100	4.6	1.1633	4.8	1.0965
Euro	44.6	1.4115	2.5	1.4024	—	—	—	—
Canadian dollar	—	—	1.4	2.3841	—	—	—	—

Total	62.8		6.6		4.6		4.8

Hedges

        Profits and losses on financial instruments used for hedging interest rate exposure and foreign exchange risk are recognized when the exposure that is being hedged is recognized. Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

Net Gains/(Losses)
(£ million)
Unrecognized losses on hedges at December 28, 2002	(9.4)
Losses arising in previous years that were recognized in 2003	(3.0)

Losses arising before December 28, 2002 that were not recognized in 2003	(6.4)
Gains arising in 2003 that were not recognized in 2003	2.6

Unrecognized gains and losses on hedges at January 3, 2004	(3.8)

Of which:
Losses expected to be recognized in 2004	(0.9)
Losses expected to be recognized in 2005 or later	(2.9)

(3.8)

Commodity Price Exposure

        To manage the volatility in commodity prices, we seek to cover our raw materials requirements by taking out forward contracts to secure supplies at agreed prices. Forward cover is taken in physical markets for periods of at least three months and typically would not exceed 12 months, although by agreement with our board of directors this may be extended. In one of the most volatile of our commodity markets, cocoa, we hedge against fluctuating prices through the use of cocoa futures. Gains or losses at the year-end may not materialize depending upon market movements between the year-end and the maturity dates of outstanding contracts. Gains or losses that do materialize are charged to our operating results when the raw ingredients which these contracts hedge are used. From time to time we also use financial derivatives to protect future raw materials prices by taking out options. The option premium is charged to our operating results as incurred.

Inflation

        We do not believe that our businesses are affected by inflation to any greater extent than any other business in our industry.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                  PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Based on their review on the date of this annual report of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that material information is recorded, processed, summarized and reported by us in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Controls

        As of the date of this annual report, based on the assessment of the Board, there were no changes in our internal controls or in other factors that have materially affected or is reasonably likely to affect these internal controls over financial reporting subsequent to the date of their evaluation, including any corrective actions regarding significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Dominic Murphy, a director and member of the Audit Committee, is an "audit committee financial expert", as defined in Item 16.A. of Form 20-F.

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our finance code of ethics is filed as Exhibit 12.5 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal accountant is Ernst & Young LLP.

Independent Auditor Fees

        Aggregate fees billed by Ernst & Young LLP for professional services during 2003 and 2002 were as follows:

	2003	2002
	(£ thousand)
Audit services	732	691
Audit-related services	102	84
Tax services	146	124
Other services	19	124

Aggregate fees for professional services	999	1,023

        Audit Services represent standard audit work required each year in order to issue an audit opinion on the consolidated financial statements of UB Parent, UB Finance and Regentrealm and to issue reports on local statutory financial statements. It also includes services that may only be provided by our independent auditor such as auditing non-recurring transactions and the application of new accounting policies, pre-issuance reviews of quarterly financial results, consents, comfort letters and covenant compliance statements and any audit services required for U.S. SEC or other regulatory filings.

        Audit-Related Services represent other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third-party arrangements and consultation regarding new accounting pronouncements.

        Tax Services represent tax compliance and other tax services, and expatriate tax return services.

        Other Services in 2003 consisted of data protection compliance reviews and in 2002 related to internal audit services. Following the issuance of revised SEC guidelines on independence and in accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002, Ernst and Young LLP ceased to perform internal audit services during 2002.

Pre-Approval Policy of Audit and Non-Audit Services of Independent Auditors

        Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by Ernst & Young LLP. These services may include audit services, audit-related services, tax services and other services as described above. On an annual basis the Audit Committee details the particular services or categories of services that are pre-approved and sets a specific budget for each service. At the Audit Committee meetings our management and Ernst & Young LLP report on the extent of services actually provided in relation to pre-approved services and request pre-approval of additional services, as appropriate. The audit committee financial expert, Dominic Murphy, may issue pre-approval for additional services, if required.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18. "Financial Statements" in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

        The following consolidated financial statements and schedules together with the reports thereon of Ernst & Young LLP, are filed as part of this annual report:

Page
Reports of Independent Auditors	F-1
Financial Statements
Consolidated Profit and Loss Accounts of United Biscuits Finance plc for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-3

Consolidated Statements of Total Recognized Gains and Losses of United Biscuits Finance plc for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-4
Consolidated Balance Sheets of United Biscuits Finance plc at January 3, 2004 and at December 28, 2002	F-5
Consolidated Cash Flow Statements of United Biscuits Finance plc for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-6

Consolidated Statement of Changes in Shareholder's Funds of United Biscuits Finance plc for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-7
Consolidated Profit and Loss Account of Regentrealm Limited for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-8

Consolidated Statements of Total Recognized Gains and Losses of Regentrealm Limited for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-9
Consolidated Balance Sheets of Regentrealm Limited at January 3, 2004 and at December 28, 2002	F-10
Consolidated Cash Flow Statements of Regentrealm Limited for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-11
Consolidated Statement of Changes in Shareholder's Funds of Regentrealm Limited for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	F-12

Notes to the Financial Statements of United Biscuits Finance plc and Regentrealm Limited	F-13
Schedules

Schedule II—Valuation and Qualifying Accounts of United Biscuits Finance plc for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001 and of Regentrealm Limited for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001	S-1

ITEM 19. EXHIBITS

        The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1	Memorandum and Articles of Association of United Biscuits Finance plc (incorporated herein by reference to Exhibit 3.1 to UB Finance's Registration Statement on Form F-4, filed with the United States Securities and Exchange Commission on October 26, 2001, declared effective on October 31, 2001 (the "Exchange Offer Registration Statement).*
1.2	Memorandum and Articles of Association of Regentrealm Limited (incorporated herein by reference to Exhibit 3.2 to the Exchange Offer Registration Statement).
1.3
Memorandum and Articles of Association of United Biscuits Group (Investments) Limited (incorporated herein by reference to Exhibit 1.3 to the Annual Report on Form 20-F for the fiscal year ended December 29, 2001).*
2.1
Indenture, dated April 17, 2001, between United Biscuits Finance plc, Regentrealm Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement)* and the Supplemental Indenture dated February 16, 2004 between United Biscuits Finance plc, Regentrealm Limited as Guarantor and The Bank of New York, as Trustee.**
2.2	Form of Global Note (included in Exhibit 2.1) (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*
Form of Definitive Registered Note (included in Exhibit 2.1) (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*
2.4
Senior Credit Facilities Agreement, dated December 14, 1999, between Regentrealm Limited and Solvecorp Limited, Runecorp Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London, Credit Suisse First Boston and J.P. Morgan plc, as Joint Lead Arrangers, Deutsche Bank AG London, The Chase Manhattan Bank and DLJ Capital Funding, Inc., as Original Lenders, Deutsche Bank AG London as Sole Book Runner, Agent and Security Agent, and Credit Suisse First Boston and J.P. Morgan plc, as Documentation Agents, as amended and restated on April 28, 2000, August 28, 2000, November 28, 2000 and April 17, 2001 (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement),* as amended and restated on April 9, 2003 (incorporated by reference to Exhibit 4.1 of Form 20-F for our 2002 fiscal year) and March 1, 2004.**
2.5
Intra-Group Loan Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Borrower (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*
2.6	Intra-Group Loan Agreement, dated February 16, 2004, between United Biscuits Finance plc and Regentrealm Limited, as Borrower.**

2.7
Subordination Agreement, dated April 17, 2001, between United Biscuits Finance plc, Runecorp Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.6 to the Exchange Offer Registration Statement),* as amended by Amendment Agreement dated February 16, 2004.**
2.8
Registration Rights Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Guarantor and Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston (Europe) Limited, as the Initial Purchasers (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).
2.9	Registration Rights Agreement, dated February 16, 2004, by and among United Biscuits Finance plc, Regentrealm Limited, as Guarantor and Deutsche Bank AG London, as Initial Purchaser.**
4.1
Shareholders Agreement, dated March 17, 2000, between Cinven Limited, Paribas Affaires Industrielles, DB Capital Partners, Nabisco and United Biscuits Group (Investments) Limited as supplemented on April 17, 2000 (incorporated herein by reference to Exhibit 10.1 to the Exchange Offer Registration Statement),* as further supplemented on March 13, 2003 (incorporated by reference to Exhibit 4.1 of Form 20-F for our 2002 fiscal year).*
4.2
Trade Mark Sub-Licence Agreement, dated July 11, 2000, between Merola Finance B.V. and Nabisco Iberia S.L. (incorporated herein by reference to Exhibit 10.12 to the Exchange Offer Registration Statement),* as amended by Variation Agreement (Sub-Licence) on February 18, 2003 (incorporated by reference to Exhibit 4.2 of Form 20-F for our 2002 fiscal year).*
8.1	Subsidiaries of United Biscuits Finance plc (incorporated herein by reference to Exhibit 21.1 to the Exchange Offer Registration Statement).*
12.1	Chief Executive Officer certification, dated March 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Chief Financial Officer certification, dated March 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.3	Chief Executive Officer certification, dated March 30, 2004, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.***
12.4	Chief Financial Officer certification, dated March 30, 2004, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.***
12.5	United Biscuits Finance plc, Financial Code of Professional Conduct.**

*
Incorporated by reference.

**
Filed herewith.

***
Furnished herewith.

SIGNATURES

        Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED BISCUITS FINANCE PLC
By:	/s/ MALCOLM RITCHIE
Name:	Malcolm Ritchie
Title:	Chief Executive Officer
REGENTREALM LIMITED
By:	/s/ IAN CRAY
Name:	Ian Cray
Title:	Chief Financial Officer

Date: March 30, 2004

EXHIBIT INDEX

Exhibit	Description
2.1	Supplemental Indenture, dated February 16, 2004, between United Biscuits Finance plc, Regentrealm Limited, the Guarantor, and The Bank of New York, as Trustee.
2.4
Senior Facilities Agreement dated December 14, 1999 as amended and restated pursuant to a supplemental agreement dated March 1, 2004, between United Biscuits Group (Investments) Limited, as the Parent, Regentrealm Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London as Arranger, Sole Book Runner, Agent, Documentation Agent and Security Agent and Deutsche Bank AG London and Others, as Lenders.
2.6	Intra-Group Loan Agreement, dated February 16, 2004, between United Biscuits Finance plc, as Lender, and Regentrealm Limited, as Borrower.
2.7
Amendment Agreement, dated February 16, 2004, between United Biscuits Finance plc, Runecorp Limited, as Parent, and The Bank of New York, as Trustee in respect of a Subordination Agreement dated April 17, 2001.
2.9	Registration Rights Agreement, dated February 16, 2004, by and among United Biscuits Finance plc, Regentrealm Limited, as Guarantor and Deutsche Bank AG London, as Initial Purchaser.
12.1	Chief Executive Officer certification, dated March 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Financial Officer certification, dated March 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Chief Executive Officer certification, dated March 30, 2004, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Chief Financial Officer certification, dated March 30, 2004, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
12.5	United Biscuits Finance plc, Financial Code of Professional Conduct.

UNITED BISCUITS FINANCE plc

REPORT OF INDEPENDENT AUDITORS

To:
The Directors
United Biscuits Finance plc

        We have audited the accompanying consolidated balance sheets of United Biscuits Finance plc as at January 3, 2004 and December 28, 2002 and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholder's funds for the years ended January 3, 2004, December 28, 2002 and December 29, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Biscuits Finance plc at January 3, 2004 and December 28, 2002, and the consolidated results of its operations and its consolidated cash flows for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 25 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      ERNST & YOUNG LLP

London, England
March 30, 2004

REGENTREALM LIMITED

REPORT OF INDEPENDENT AUDITORS

To:
The Directors
Regentrealm Limited

        We have audited the accompanying consolidated balance sheets of Regentrealm Limited as at January 3, 2004 and December 28, 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholder's funds for the years ended January 3, 2004, December 28, 2002 and December 29, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regentrealm Limited at January 3, 2004 and December 28, 2002, and the consolidated results of its operations and its consolidated cash flows for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 25 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      ERNST & YOUNG LLP

London, England
March 30, 2004

UNITED BISCUITS FINANCE plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS(1)

	Notes	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
		(£ million)
Turnover: Group and share of joint ventures		1,333.6	1,310.0	1,284.2
Less: share of joint ventures' turnover
Continuing operations		(2.0)	(1.7)	(1.7)
Discontinued operations		—	—	(19.7)

		(2.0)	(1.7)	(21.4)

Group turnover — continuing operations	4	1,331.6	1,308.3	1,262.8
Cost of sales		(729.5)	(709.8)	(702.8)

Gross profit		602.1	598.5	560.0
Net operating expenses, including goodwill amortization and operating exceptional items	5 & 10	(591.5)	(554.3)	(537.9)

Group operating profit — continuing operations	4	10.6	44.2	22.1
Other exceptional income	5	3.5	—	—
Share of operating profit in joint ventures
Continuing operations		0.6	0.6	0.5
Discontinued operations		—	—	0.7

		0.6	0.6	1.2

Operating profit		14.7	44.8	23.3
(Loss)/profit on disposal or termination of businesses	6	(2.1)	9.9	—
Profit/(loss) on disposal of fixed assets		0.2	1.2	(8.9)

Profit before interest	5	12.8	55.9	14.4
Interest	7	(158.2)	(142.8)	(154.9)
Other finance (expense)/income	20	(6.0)	9.0	9.0

Loss on ordinary activities before tax		(151.4)	(77.9)	(131.5)
Taxation	8	10.2	15.6	29.9
Exceptional taxation refund	9	—	12.3	—

Loss attributable to shareholder(1)		(141.2)	(50.0)	(101.6)

(1)
A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES(1)

	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
	(£ million)
Loss attributable to shareholder	(141.2)	(50.0)	(101.6)
Translation differences on foreign currency net investments	1.8	0.8	1.1
Actuarial losses recognized in pension schemes	(42.4)	(227.0)	(52.9)
Deferred tax thereon	12.7	68.0	15.9

Total recognized gains and losses relating to the period	(169.1)	(208.2)	(137.5)

Prior year adjustment(2)	(221.3)

Total gains and losses recognized since last annual report	(390.4)

(1)
A statement of comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED BALANCE SHEETS(1)

	Notes	At January 3, 2004	At December 28, 2002 Restated(2)
		(£ million)
Fixed assets
Intangible assets	10	598.6	635.1
Tangible assets	11	433.5	438.9
Investments in joint ventures	12
Share of gross assets		5.0	4.0
Share of gross liabilities		(0.4)	(0.3)

		4.6	3.7

		1,036.7	1,077.7

Current assets
Stocks	13	81.0	76.1
Debtors	14	250.8	273.3
Taxation		—	1.8
Cash and short-term deposits	16	31.4	21.2

		363.2	372.4

Creditors: amounts falling due within one year
Trade and other creditors	15	260.2	278.6
Loans, overdrafts and finance lease obligations	16	40.3	30.8
Taxation		1.1	—

		301.6	309.4

Net current assets		61.6	63.0

Total assets less current liabilities		1,098.3	1,140.7

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	16	624.8	632.7
Amount due to parent company	22	824.4	735.2
Other creditors		1.9	1.2
Taxation		12.0	15.2

		1,463.1	1,384.3

Net pension liability	20	235.1	194.4
Provisions for liabilities and charges	17	41.3	34.1

		(641.2)	(472.1)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(643.2)	(474.1)

Shareholder's funds(1)		(641.2)	(472.1)

(1)
A summary of the significant adjustments to shareholder's funds that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED CASH FLOW STATEMENTS(1)

	Notes	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
		(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		14.7	44.8	23.3
Net exceptional charges to operating profit		58.2	35.4	42.3

Operating profit before exceptionals		72.9	80.2	65.6
Depreciation and goodwill amortization		93.9	94.9	89.4
Increase in stocks		(2.6)	(0.9)	(2.0)
Decrease/(increase) in debtors		30.9	1.2	(9.2)
Decrease in creditors		(25.9)	(46.4)	(51.4)
Expenditure against rationalization provisions and operating exceptionals		(31.0)	(31.0)	(31.5)
Other non cash movements		7.0	7.1	6.0

Net cash inflow from operating activities		145.2	105.1	66.9

Cash flow statement
Net cash inflow from operating activities		145.2	105.1	66.9
Net cash outflow from returns on investments and servicing of finance	19	(56.5)	(63.2)	(70.2)
Tax (paid)/received	19	(1.6)	12.5	2.1
Net cash outflow from capital expenditure and financial investment	19	(58.5)	(54.1)	(47.1)
Net cash inflow from acquisitions and disposals	19	2.9	53.5	59.9

Cash inflow before use of liquid resources & financing		31.5	53.8	11.6
Net cash inflow/(outflow) from management of liquid resources	19	1.7	(0.6)	14.0
Net cash outflow from financing	19	(19.2)	(69.7)	(70.8)

Increase/(decrease) in cash in the period		14.0	(16.5)	(45.2)

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	16	(642.3)	(689.0)	(725.5)
Increase/(decrease) in cash for period		14.0	(16.5)	(45.2)
Repayment of debt		15.9	69.7	70.8
Management of liquid resources		(1.7)	0.6	(14.0)
Cash acquired with purchase of subsidiary		—	—	7.5
Costs of raising finance		3.3	—	13.7
Exceptional amortization of finance costs		(11.9)	—	—
New finance leases		(2.2)	(0.7)	—
Foreign exchange translation difference	16	(8.8)	(6.4)	3.7

Movement in net borrowings in the period		8.6	46.7	36.5

Net borrowings at end of period	16	(633.7)	(642.3)	(689.0)

(1)
The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S FUNDS

	Share Capital
Share capital and reserves	Authorized and allotted, called up and fully paid Ordinary shares of £1 each		Profit and loss account Restated(1)	Total
	(Number)	(£)
	(million)		(£ million)
At December 31, 2000, as reported	2.0	2.0	(108.6)	(106.6)
Prior year adjustment	—	—	(19.8)	(19.8)

At December 31, 2000, as restated	2.0	2.0	(128.4)	(126.4)
Pension reserve	—	—	(37.0)	(37.0)
Retained loss for the period	—	—	(101.6)	(101.6)
Exchange differences	—	—	1.1	1.1

At December 29, 2001	2.0	2.0	(265.9)	(263.9)
Pension reserve	—	—	(159.0)	(159.0)
Retained loss for the period	—	—	(50.0)	(50.0)
Exchange differences	—	—	0.8	0.8

At December 28, 2002	2.0	2.0	(474.1)	(472.1)
Pension reserve	—	—	(29.7)	(29.7)
Retained loss for the period	—	—	(141.2)	(141.2)
Exchange differences	—	—	1.8	1.8

At January 3, 2004	2.0	2.0	(643.2)	(641.2)

(1)
The amounts have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS(1)

	Notes	52 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
	(£ million)
Turnover: Group and share of joint ventures		1,333.6	1,310.0	1,284.2
Less: share of joint ventures' turnover
Continuing operations		(2.0)	(1.7)	(1.7)
Discontinued operations		—	—	(19.7)
		(2.0)	(1.7)	(21.4)

Group turnover—continuing operations	4	1,331.6	1,308.3	1,262.8
Cost of sales		(729.5)	(709.8)	(702.8)

Gross profit		602.1	598.5	560.0
Net operating expenses, including goodwill amortization and operating exceptional items	5 & 10	(591.5)	(554.3)	(537.9)

Group operating profit—continuing operations	4	10.6	44.2	22.1
Other exceptional income	5	3.5	—	—
Share of operating profit in joint ventures
Continuing operations		0.6	0.6	0.5
Discontinued operations		—	—	0.7
		0.6	0.6	1.2

Operating profit		14.7	44.8	23.3
(Loss)/profit on disposal or termination of businesses	6	(2.1)	9.9	—
Profit/(loss) on disposal of fixed assets		0.2	1.2	(8.9)

Profit before interest	5	12.8	55.9	14.4
Interest	7	(157.2)	(141.8)	(149.3)
Other finance (expenses)/income	20	(6.0)	9.0	9.0

Loss on ordinary activities before tax		(150.4)	(76.9)	(125.9)
Taxation	8	10.2	15.6	29.9
Exceptional taxation refund	9	—	12.3	—
Loss attributable to shareholder(1)		(140.2)	(49.0)	(96.0)

(1)
A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES(1)

	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
	(£ million)
Loss attributable to shareholder	(140.2)	(49.0)	(96.0)
Translation differences on foreign currency net investments	1.8	0.8	1.1
Actuarial losses recognised in pension schemes	(42.4)	(227.0)	(52.9)
Deferred tax thereon	12.7	68.0	15.9

Total recognized gains and losses relating to the period	(168.1)	(207.2)	(131.9)

Prior year adjustment(2)	(221.3)

Total gains and losses recognized since last annual report	(389.4)

(1)
A statement of comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

REGENTREALM LIMITED

CONSOLIDATED BALANCE SHEETS(1)

	Notes	At January 3, 2004	At December 28, 2002 Restated(2)
		(£ million)
Fixed Assets
Intangible assets	10	598.6	635.1
Tangible assets	11	433.5	438.9
Investments in joint ventures	12
Share of gross assets		5.0	4.0
Share of gross liabilities		(0.4)	(0.3)
		4.6	3.7

		1,036.7	1,077.7

Current assets
Stocks	13	81.0	76.1
Debtors	14	272.1	293.6
Taxation		—	1.8
Cash and short-term deposits	16	31.4	21.2

		384.5	392.7

Creditors: amounts falling due within one year
Trade and other creditors	15	261.2	273.6
Loans, overdrafts and finance lease obligations	16	41.3	31.8
Taxation		1.1	—

		303.6	305.4

Net current assets		80.9	87.3

Total assets less current liabilities		1,117.6	1,165.0

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	16	398.3	416.0
Amount due to United Biscuits Finance plc	22	1,057.1	964.1
Other creditors		1.9	1.2
Taxation		12.0	15.2

		1,469.3	1,396.5

Net pension liability	20	235.1	194.4
Provisions for liabilities and charges	17	41.3	34.1

		(628.1)	(460.0)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(630.1)	(462.0)

Shareholder's funds(1)		(628.1)	(460.0)

(1)
A summary of the significant adjustments to shareholder's funds that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED CASH FLOW STATEMENTS(1)

	Notes	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
		(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		14.7	44.8	23.3
Net exceptional charges to operating profit		58.2	35.4	42.3

Operating profit before exceptionals		72.9	80.2	65.6
Depreciation and goodwill amortization		93.9	94.9	89.4
Increase in stocks		(2.6)	(0.9)	(2.0)
Decrease/(increase) in debtors		30.9	1.2	(0.3)
Decrease in creditors		(24.9)	(45.4)	(51.6)
Expenditure against rationalization provisions and operating exceptionals		(31.0)	(31.0)	(31.5)
Other		7.0	7.1	6.0

Net cash inflow from operating activities		146.2	106.1	75.6

Cash flow statement
Net cash inflow from operating activities		146.2	106.1	75.6
Net cash outflow from returns on investments and servicing of finance	19	(56.5)	(63.2)	(70.2)
Tax (paid)/received	19	(1.6)	12.5	2.1
Net cash outflow from capital expenditure and financial investment	19	(58.5)	(54.1)	(162.8)
Net cash inflow from acquisitions and disposals	19	2.9	53.5	59.9

Cash inflow/(outflow) before use of liquid resources and financing		32.5	54.8	(95.4)
Net cash inflow/(outflow) from management of liquid resources	19	1.7	(0.6)	14.0
Net cash (outflow)/inflow from financing	19	(19.2)	(69.7)	36.2

Increase/(decrease) in cash in the period		15.0	(15.5)	(45.2)

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	16	(426.6)	(481.0)	(397.1)
Increase/(decrease) in cash for the period		15.0	(15.5)	(45.2)
Repayment of/(increase in) debt		15.9	69.7	(36.2)
Management of liquid resources		(1.7)	0.6	(14.0)
Cash acquired with purchase of subsidiary		—	—	7.5
Costs of raising finance		3.3	—	3.4
Exceptional amortization of finance costs		(11.9)	—	—
New finance leases		(2.2)	(0.7)	—
Foreign exchange translation difference	16	—	0.3	0.6

Movement in net borrowings in the period		18.4	54.4	(83.9)

Net borrowings at end of period	16	(408.2)	(426.6)	(481.0)

(1)
The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 25 of Notes to the Financial Statements.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S FUNDS

	Share capital
			Profit and loss account Restated(1)
Share capital and reserves	Authorized and allotted, called up and fully paid Ordinary Shares of £1 each			Total
	(Number)	(£)
	(million)		(£ million)
At December 31, 2000, as reported	2.0	2.0	(103.1)	(101.1)
Prior year adjustment	—	—	(19.8)	(19.8)

At December 31, 2000, as restated	2.0	2.0	(122.9)	(120.9)
Pension reserve	—	—	(37.0)	(37.0)
Retained loss for the period	—	—	(96.0)	(96.0)
Exchange differences	—	—	1.1	1.1

At December 29, 2001	2.0	2.0	(254.8)	(252.8)
Pension reserve	—	—	(159.0)	(159.0)
Retained loss for the period	—	—	(49.0)	(49.0)
Exchange differences	—	—	0.8	0.8

At December 28, 2002	2.0	2.0	(462.0)	(460.0)
Pension reserve	—	—	(29.7)	(29.7)
Retained loss for the period	—	—	(140.2)	(140.2)
Exchange differences	—	—	1.8	1.8

At January 3, 2004	2.0	2.0	(630.1)	(628.1)

(1)
The amounts have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

and REGENTREALM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1      Basis of preparation and description of business

        United Biscuits Finance plc (the "Company") was incorporated on March 10, 2000 as a private limited company under the name Dreadstar Limited. On November 28, 2000 it was re-registered as a public limited company and its name changed to United Biscuits Finance plc.

        Regentrealm Limited ("Regentrealm") was incorporated on November 29, 1999 as a private limited company. Regentrealm acts as guarantor under the terms of the Indenture relating to the issue of the Senior Subordinated Notes by the Company.

        The Company is the immediate parent company of Regentrealm which is wholly owned.

        The Company and Regentrealm were formed, together with a number of other entities, by a consortium of financial investors which ultimately consisted of funds advised or managed by Paribas Affaires Industrielles (now PAI management) ("PAI"), Cinven Limited, DB Capital Partners, whose interests in the Company and Regentrealm were acquired by MidOcean Partners, LP ("MidOcean") in February 2003, and Nabisco (collectively, the "Equity Sponsors") in connection with the acquisition (the "UB acquisition") of United Biscuits (Holdings) plc, a company then listed on the London Stock Exchange. Subsequent to its acquisition, United Biscuits (Holdings) plc was re-registered as a private limited company and re-named United Biscuits (Holdings) Limited (the "Predecessor"). In these financial statements, the term the "Group" is used to refer both to the Company, together with its subsidiaries subsequent to the UB acquisition, and the Predecessor, together with its subsidiaries prior to the UB acquisition. The term "Group" also refers to Regentrealm together with its subsidiaries where the context so requires.

        The purchase of the Predecessor by the Company has been reflected in the consolidated financial statements using the acquisition method of accounting.

        These financial statements have been prepared to show the performance of the Company and Regentrealm and their respective subsidiaries for the 53 weeks ended January 3, 2004, the 52 weeks ended December 28, 2002 and the 52 weeks ended December 29, 2001.

        In connection with the Acquisition, it was agreed that the Group would sell its operations in Scandinavia, Malaysia, Singapore, Finland, Poland and Hungary, its snack interests in Germany and Italy and certain savory biscuit brands in the United Kingdom to Group Danone S.A. and its operations in China, Hong Kong and Taiwan to Nabisco. At the time of the acquisition, the net assets of these operations were recorded by the Company as assets held for disposal within current assets at their anticipated net disposal proceeds and the results of operations were not consolidated subsequent to April 14, 2000. During 2000, the Group sold all its investments in these businesses with the exception of the investments in China, Finland and Poland. The operations in Poland, Finland and China were sold in February 2001, May 2001 and March 2002 respectively.

        In connection with the UB acquisition, it was also agreed that the Group would acquire from Nabisco, through an affiliated company, its European, Middle Eastern and North African biscuit and dessert mix operations and certain other food businesses. The European and North African businesses were acquired on July 11, 2000 and April 20, 2001, respectively, and have been reflected in the consolidated financial statements using the acquisition method of accounting. On February 18, 2003, the Group agreed with Nabisco that the acquisition of the Middle Eastern business would not proceed. As a consequence, the Group received $4.8 million from Nabisco.

        The Group is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and continental Western Europe. The Group's operations have been divided into seven segments reflecting the internal operational management structure of the Group. These segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export and Other. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax and treasury functions.

2      Accounting policies

Basis of accounting

        The financial statements have been prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards. A summary of the most important group policies is set out below.

        In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants with the U.S. Securities and Exchange Commission. A reconciliation to U.S. GAAP is set out in Note 25 of Notes to the Financial Statements.

        Accounting policies are unchanged from 2002, except that the Group has fully adopted the accounting requirements of Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). FRS 17 replaces Statement of Standard Accounting Practice 24 "Accounting for Pension Costs" ("SSAP 24") and the Urgent Issues Task Force's Abstract 6 "Accounting for Post-retirement Benefits other than Pensions" as the accounting standard dealing with post-retirement benefits. The Group has decided to implement the requirements of FRS 17 in 2003 to coincide with the triennial full actuarial valuations of the Group's pension schemes in the U.K. (the "UK Schemes").

        FRS 17 requires the assets of post-retirement defined benefit schemes to be included on the balance sheet together with the related liability to make benefit payments. The profit and loss account includes a charge in respect of the cost of accruing benefits for active employees, benefit improvements and the cost of severances borne by the scheme. The expected return on the schemes' assets is included within other finance income net of a charge in respect of the unwinding of the discount applied to the schemes' liabilities.

        Under SSAP 24, the profit and loss account included a charge in respect of the cost of accruing benefits for active employees offset by a credit representing the amortization of the surplus in the Group's defined benefits schemes in respect of which a pension prepayment was included in the Group's balance sheet. A prior year adjustment has been made, decreasing shareholder's funds by £221.3 million to reflect the revised policy.

        The effect of the adoption of FRS 17, based on the schedule of contributions agreed following the April 2003 actuarial valuation of the UK Schemes, on the profit and loss account for the year ended January 3, 2004, has been to introduce other finance expense of £6.0 million (2002: income of £9.0 million, 2001: income of £9.0 million), and to increase administrative expenses by £15.0 million (2002: £13.9 million, 2001: £12.8 million). Profit before tax has been reduced by £21.0 million (2002: £4.9 million, 2001: £3.8 million). The effect on the Group's balance sheet at January 3, 2004 has been to reflect a net pension liability of £235.1 million (2002: £194.4 million) in relation to the Group's UK Schemes, to reflect a pension asset of £1.5 million (2002: £0.1 million) in relation to the Group's pension scheme in the Netherlands (the "Netherlands Scheme"), to reduce prepayments and accrued income by £45.0 million (2002: £38.1 million), to reduce deferred tax liability by £12.9 million (2002: £11.1 million), and to reduce shareholder's funds by £265.7 million (2002: £221.3 million).

        Comparative figures for 2002 and 2001 have been restated in respect of all the above changes. The prior year adjustments in respect of these changes can be summarized as follows:

(£ million)
Adjustment to shareholder's funds at December 29, 2001	(58.9)
Impact on profit for the 52 weeks ended December 28, 2002	(3.4)
Actuarial losses recognized in post-retirement benefit schemes for the 52 weeks ended December 28, 2002, net of deferred tax	(159.0)

Adjustment to shareholder's funds at December 28, 2002	(221.3)

Basis of consolidation

        The financial statements of the Company and Regentrealm consolidate, respectively, the accounts of the Company and Regentrealm and their respective subsidiaries, together with the Group's share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated from, or up to, the date control passed and the Group's share of the results of joint ventures are included for the periods from their effective date of acquisition or to their effective date of sale.

Turnover

        Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

Revenue recognition

        Sales are recognized based on confirmed deliveries to customers.

Research and development

        Expenditure on research and development is written off as incurred.

Foreign currency translation

        The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the year end. Exchange differences arising on the re-translation of opening net assets are shown as a movement in shareholder's funds and in the movement in the consolidated statement of total recognized gains or losses. All other translation differences are taken to the profit and loss account with the exception of differences arising on the translation of foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, Group equity investments in foreign subsidiaries, which are taken directly to shareholder's funds together with the exchange difference on the net investment in these subsidiaries.

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

Pensions and other post-retirement benefits

        Full actuarial valuations of the Group's main defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to the Group's financial year end, each year, by qualified independent actuaries. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term.

        The pension surplus or deficit is included on the Group's balance sheet net of the related amount of deferred tax.

        The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' net assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income or cost.

        Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognized, net of related deferred tax, in the statement of recognized gains and losses.

        The costs of the Group's defined contribution schemes are charged to the profit and loss account in the period in which they fall due.

Financial instruments

        Derivative financial instruments are used by the Group to manage foreign currency and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognized as adjustments to the interest charge over the period of the contracts. Gains or losses on forward and option contracts for foreign currency are recognized in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealized profits and losses generated prior to maturity, are included in the balance sheet as prepayments or accruals, respectively.

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

Goodwill

        On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net assets acquired and to intangible assets where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalized on the consolidated balance sheet. Goodwill is amortized in equal installments over its useful economic life of up to 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

Tangible fixed assets

        Tangible fixed assets are held at cost. The Group has a policy of not revaluing tangible fixed assets.

        Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual installments, principally at the following rates:

Buildings	-1.5% unless short leasehold
Short leaseholds	-over the life of the lease
Plant and machinery	-3% to 15% pa
Vehicles	-20% to 30% pa
Fixtures and fittings	-10% to 33% pa

        Assets under construction are capitalized as part of fixed assets but are not depreciated until such time as construction is complete when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

        The carrying values of tangible fixed assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Impairment

        In accordance with Financial Reporting Statement 11 "Impairment of Fixed Assets and Goodwill" ("FRS 11"), fixed assets and goodwill are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed assets or goodwill with its recoverable amount, being the higher of net realizable value and value in use. The net realizable value is the amount that could be obtained on the disposal of the asset. The value in use is determined by discounting, at a market-based, pre-tax discount rate, the expected future cash flows resulting from its continued use, including those on final disposal.

        When the carrying values of fixed assets or goodwill are written down by an impairment charge, the loss is recognized in the profit and loss account in the period in which it is incurred.

        For the purpose of conducting impairment reviews, income producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. Also they include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

Government grants

        Capital grants received in respect of any fixed assets are credited to deferred income and amortized to the profit and loss account over the economic useful lives of the assets to which they relate.

Stocks

        Stocks are valued at the lower of cost and net realizable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by Group companies comprises direct material and labor costs together with appropriate factory overheads. Net realizable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

        In accordance with Financial Reporting Statement 5 "Substance of Transactions" ("FRS 5"), stock held as consignment stock is recognized in the balance sheet at cost together with the liability associated with it in order to recognize that the risks and rewards have been transferred to the Group.

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

3      Acquisitions

52 weeks ended December 28, 2002 and 53 weeks ended January 3, 2004

        Neither the Company nor Regentrealm made any acquisitions in the 52 weeks ended December 28, 2002 and the 53 weeks ended January 3, 2004.

52 weeks ended December 29, 2001

United Biscuits Tunisia S.A.

        On April 20, 2001 the Group acquired a 100% interest in United Biscuits Tunisia S.A.

        Details of the assets acquired and goodwill arising are set out below:

	Company and Regentrealm
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

4      Segmental Analysis

        The Group's continuing operations are divided into seven segments, reflecting the internal operational management structure of the Group. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

        UK Biscuits covers manufacturing and marketing of biscuits and cakes in the United Kingdom and marketing of biscuits and cakes in the Republic of Ireland. Northern Europe covers the manufacturing and marketing of biscuits in France, Belgium and the Netherlands. Southern Europe covers the manufacturing and marketing of biscuits and other food products in Iberia. General Export covers exports of branded products around the world and includes the operations in Tunisia. UK Snacks covers the manufacturing and marketing of savory snacks, packaged nuts and crisps in the United Kingdom. The Benelux snack business is categorized as "Other". Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax and treasury functions.

        The key performance measure used by senior management for the purpose of business decision-making and resource allocation is "business profit." Business profit represents operating profit before depreciation, amortization and operating exceptional items.

	Company and Regentrealm
	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million except for average number of employees)
53 weeks ended January 3, 2004
Total turnover	502.5	268.2	218.8	302.5	71.4	26.4	—	1,389.8
Inter-segment turnover(2)	(8.1)	(42.1)	(6.7)	(1.0)	(0.3)	—	—	(58.2)

Group Turnover	494.4	226.1	212.1	301.5	71.1	26.4	—	1,331.6

Business profit/(loss)	75.6	22.2	31.3	38.7	15.8	(4.7)	(12.7)	166.2
Depreciation, amortization and operating exceptional items	(64.2)	(15.9)	(7.8)	(11.5)	(0.3)	(6.9)	(49.0)	(155.6)

Group operating profit/(loss)	11.4	6.3	23.5	27.2	15.5	(11.6)	(61.7)	10.6

Other exceptional income								3.5
Share of operating profit in joint ventures								0.6

Operating profit								14.7
Loss on disposal or termination of businesses								(2.1)
Profit on disposal of fixed assets								0.2

Profit before interest								12.8

Depreciation	28.3	7.2	6.6	10.7	0.3	1.4	2.9	57.4
Gross capital expenditure	23.2	10.8	12.6	7.6	—	0.3	6.0	60.5
Total assets (at period end)—Company	305.7	142.6	139.6	119.2	22.7	5.7	664.4	1,399.9
Total assets (at period end)—Regentrealm	305.7	142.6	139.6	119.2	22.7	5.7	685.7	1,421.2
Long-lived assets (at period end)	205.2	73.6	49.5	55.0	0.4	1.4	651.6	1,036.7
Average number of employees	4,669	1,832	940	2,163	107	160	316	10,187
52 weeks ended December 28, 2002(1)
Total turnover	520.3	245.6	189.1	311.5	80.2	29.1	—	1,375.8
Inter-segment turnover(2)	(9.6)	(50.0)	(5.5)	(1.9)	(0.5)	—	—	(67.5)

Group turnover	510.7	195.6	183.6	309.6	79.7	29.1	—	1,308.3

Business profit/(loss)	93.5	12.0	23.6	41.0	18.0	(1.4)	(12.2)	174.5
Depreciation, amortization and operating exceptional items	(35.4)	(15.6)	(8.0)	(10.7)	(0.2)	(1.6)	(58.8)	(130.3)

Group operating profit/(loss)	58.1	(3.6)	15.6	30.3	17.8	(3.0)	(71.0)	44.2

Share of operating profit in joint ventures								0.6

Operating profit								44.8
Profit on disposal of businesses								9.9
Profit on disposal of fixed assets								1.2

Profit before interest								55.9

Depreciation	27.7	6.3	5.6	10.3	0.4	1.4	2.5	54.2
Gross capital expenditure	17.1	11.8	7.7	10.2	0.2	1.5	10.7	59.2
Total assets (at period end)—Company(1)	331.7	133.2	115.6	123.7	34.3	9.2	702.4	1,450.1
Total assets (at period end)—Regentrealm(1)	331.7	133.2	115.6	123.7	34.3	9.2	722.7	1,470.4
Long-lived assets (at period end)	217.6	69.0	40.4	53.4	1.0	7.0	689.3	1,077.7
Average number of employees	4,624	2,086	1,170	2,375	113	184	588	11,140

Footnotes appear on page F-23

	Company and Regentrealm
	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million except for average number of employees)
52 weeks ended December 29, 2001(1)
Total turnover	508.0	234.0	161.3	310.8	83.2	29.9	—	1,327.2
Inter-segment turnover(2)	(9.4)	(48.4)	(4.5)	(1.8)	(0.3)	—	—	(64.4)

Group turnover	498.6	185.6	156.8	309.0	82.9	29.9	—	1,262.8

Business profit/(loss)	95.6	(1.1)	16.9	43.9	12.6	(0.1)	(14.0)	153.8
Depreciation, amortization and operating exceptional items	(33.7)	(14.3)	(7.8)	(11.1)	(3.3)	(1.3)	(60.2)	(131.7)

Group operating profit/(loss)	61.9	(15.4)	9.1	32.8	9.3	(1.4)	(74.2)	22.1

Share of operating profit in joint ventures								1.2

Operating profit								23.3
Loss on disposal of fixed assets								(8.9)

Profit before interest								14.4

Depreciation	29.4	5.5	5.2	10.2	0.4	1.2	1.1	53.0
Gross capital expenditure	13.1	7.3	4.7	9.4	0.1	0.3	13.4	48.3
Total assets (at period end)—Company(1)	329.1	113.0	108.3	118.8	59.1	11.7	802.0	1,542.0
Total assets (at period end)—Regentrealm(1)	329.1	113.0	108.3	118.8	59.1	11.7	822.3	1,562.3
Long-lived assets (at period end)	228.5	55.9	38.8	46.6	1.3	6.4	743.8	1,121.3
Average number of employees	4,955	2,340	1,153	2,518	155	167	791	12,079

Segmental results by destination

	United Kingdom & Ireland	Continental Europe	Asia	Rest of World	Total
	(£ million)
Company and Regentrealm
53 weeks ended January 3, 2004
Group turnover
By source	795.9	535.7	—	—	1,331.6
By destination	793.1	485.2	4.8	48.5	1,331.6
Long-lived assets (at period end)	911.8	124.9	—	—	1,036.7
52 weeks ended December 28, 2002
Group turnover
By source	820.3	488.0	—	—	1,308.3
By destination	811.8	434.9	3.8	57.8	1,308.3
Long-lived assets (at period end)(1)	960.3	117.4	—	—	1,077.7
52 weeks ended December 29, 2001
Group turnover
By source	807.6	455.2	—	—	1,262.8
By destination	807.7	392.5	2.7	59.9	1,262.8
Long-lived assets (at period end)(1)	1,018.9	102.4	—	—	1,121.3

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

(2)
Inter-segment turnover is determined on an arms-length basis.

5      Profit before interest

        Profit before interest is after charging:

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002		52 weeks ended December 29, 2001
	(£ million)
Operating exceptional items (included with administrative expenses)
Acquisition-related restructuring costs	—	—		0.5
Onerous leasehold contracts	2.1	3.6		4.8
Factory closures and reorganization costs(1)	42.0	23.8		34.8
Termination of Canadian distribution agreement	—	—		2.2
Fixed asset impairments(2)	17.6	8.0		—

	61.7	35.4		42.3

Depreciation of tangible fixed assets	57.4	54.2		53.0
Amortization of goodwill	36.5	40.7		36.4
Operating lease rentals
Plant and machinery	5.7	7.2		8.2
Land and buildings	6.5	7.8		5.2
Research and development	5.7	6.7		6.4
Advertising costs	35.7	43.9		32.6
	(£'000)
Directors' emoluments	461	1,057		884
Emoluments of the highest paid director	361	957		784
	(£'000)
Fees payable to auditors
Audit services	732	691		733
Audit related services	102	84		176
Tax services	146	124		64
All other services	19	124	(3)	720	(3)

	999	1,023		1,693

Non-audit services comprise:
United Kingdom	93	104		780
Overseas	174	228		180

	267	332		960

(1)
Includes charges in relation to U.K. factory rationalization including, in 2003, £18.6 million in relation to the company's biscuit factory in Ashby-de-la-Zouch, costs of overhead reduction programs in the U.K., Northern and Southern Europe and a provision for an early retirement scheme.

(2)
The charges for fixed asset impairments in the 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002 were in respect of the write off of redundant production assets and impairment to land and buildings.

(3)
Following the issue of revised SEC guidelines on independence, it was agreed with Ernst & Young LLP, during 2002, that they should cease to perform internal audit services.

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(2)	52 weeks ended December 29, 2001 Restated(2)
	Continuing operations	Continuing operations	Continuing operations	Discontinued operations	Total
	(£ million)		(£ million)
Turnover	1,331.6	1,308.3	1,262.8	—	1,262.8
Cost of sales	(729.5)	(709.8)	(702.8)	—	(702.8)

Gross profit	602.1	598.5	560.0	—	560.0
Distribution, selling and marketing expenses	(393.2)	(385.8)	(365.8)	—	(365.8)
Administrative expenses(1)	(160.3)	(133.9)	(136.7)	—	(136.7)
Goodwill amortization	(36.5)	(40.7)	(36.4)	—	(36.4)
Other (expenses)/income	(1.5)	6.1	1.0	—	1.0

Group operating profit	10.6	44.2	22.1	—	22.1
Other exceptional income(3)	3.5	—	—	—	—
Share of joint ventures	0.6	0.6	0.5	0.7	1.2

	14.7	44.8	22.6	0.7	23.3
Non-operating exceptional items	(1.9)	11.1	(8.9)	—	(8.9)

Profit before interest	12.8	55.9	13.7	0.7	14.4

(1)
Inclusive of operating exceptional items.

(2)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

(3)
At December 28, 2002, the Group had paid £0.8 million to Nabisco in respect of the acquisition of Nabisco's Middle Eastern operations. An agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence, $4.8 million (approximately £3.0 million) was received from Nabisco. £0.8 million was in respect of amounts previously paid to Nabisco (Note 14—Debtors) and the balance of £2.2 million was recorded as other exceptional income. In addition, the license agreement with Merola Finance B.V., a licensee of Nabisco, for the exclusive license of certain trademarks, was amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco as consideration for the exclusion of such territories and recorded as other exceptional income. The remaining £0.7 million of other exceptional income relates principally to the receipt of pre-UB acquisition amounts previously not expected to be realized.

6      Exceptional (loss)/profit on disposal of businesses

Company and Regentrealm

53 weeks ended January 3, 2004

Loss on termination of business

        On October 1, 2003 the Group announced the closure of its operations in Tunisia, resulting in an exceptional loss of £2.1 million. The closure of the factory and transfer of production to our facilities in Spain had been completed by the year end.

52 weeks ended December 28, 2002

Profit on disposal

        In April 2002, £25.1 million was received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of the Predecessor to Inflo Holdings Corporation in 1996.

Loss on disposal

        In September 2002, the Group sold its production operation at Hatton, Scotland to Murdoch and Allen giving rise to an exceptional loss of £0.8 million. In December 2002, the group sold its biscuit manufacturing plant at Aguilar in Southern Europe to Groupo Siro, resulting in an exceptional loss of £14.4 million.

7      Interest

	Company			Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
			(£ million)
Interest payable
Senior credit facility	(24.2)	(32.3)	(38.8)	(24.2)	(32.3)	(38.8)
Senior subordinated bridge	—	—	(13.0)	—	—	—
Senior subordinated notes	(25.1)	(23.6)	(16.4)	—	—	—
Bank loans and overdrafts	(1.6)	(1.9)	(1.7)	(1.6)	(1.9)	(1.7)
Other	(5.4)	(5.9)	(5.7)	(5.4)	(5.9)	(5.7)
Interest payable to related companies	(89.2)	(78.1)	(75.4)	(114.3)	(101.7)	(104.8)
Amortized finance charges	(2.0)	(3.4)	(7.9)	(1.0)	(2.4)	(2.3)
Exceptional amortization of finance costs(1)	(11.9)	—	—	(11.9)	—	—

	(159.4)	(145.2)	(158.9)	(158.4)	(144.2)	(153.3)

Interest receivable
Short-term deposits	1.2	2.4	3.3	1.2	2.4	3.3
Other	—	—	0.9	—	—	0.9

	1.2	2.4	4.2	1.2	2.4	4.2

Net interest payable	(158.2)	(142.8)	(154.7)	(157.2)	(141.8)	(149.1)
Interest payable by joint ventures	—	—	(0.2)	—	—	(0.2)

	(158.2)	(142.8)	(154.9)	(157.2)	(141.8)	(149.3)

(1)
Finance charges comprising issue costs in connection with the Senior Credit Facility Agreement which were unamortized at April 8, 2003, have been written off following the refinancing of this facility on April 9, 2003.

8      Tax on loss on ordinary activities

        The tax charge/(credit) is made up as follows:

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(1)	52 weeks ended December 29, 2001 Restated(1)
	(£ million)
Current tax:
U.K. corporation tax at 30%	0.1	0.1	0.1
Tax (over)/under provided in previous years	(0.4)	0.1	(2.6)

	(0.3)	0.2	(2.5)

Foreign tax	1.4	0.3	0.1
Tax under provided in previous years	—	(0.9)	(0.8)

	1.4	(0.6)	(0.7)

Total current tax	1.1	(0.4)	(3.2)

Deferred tax:
Origination and reversal of timing differences	(11.4)	(15.0)	0.7
Adjustment in respect of change in accounting policy	—	—	(27.6)
Effect of decreased tax rate on opening liability	—	(0.3)	—

Total deferred tax	(11.4)	(15.3)	(26.9)

Group tax on loss on ordinary activities	(10.3)	(15.7)	(30.1)
Share of tax of joint venture	0.1	0.1	0.2

Tax on loss on ordinary activities	(10.2)	(15.6)	(29.9)

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

        The deferred tax credit for the year ended January 3, 2004 includes £4.2 million which relates to the adoption of FRS 17 and is included within the net pension liability on the balance sheet.

        The key factors which may affect future tax charges include the availability of accelerated tax depreciation, utilization of unrecognized losses (see below), changes in tax legislation and the proportion of profits subject to different overseas tax rates.

        At January 3, 2004, the Group had tax losses carried forward of approximately £94 million on which deferred tax has not been provided. Of these approximately £54 million relate to non-trading losses in the United Kingdom. These losses can only be offset against future non-trading profits. The balance of £40 million arises in France, Belgium, Spain and the United States. It is not anticipated that these will be able to be offset against profits arising within the next year.

        The statutory rate of corporation tax is reconciled to the effective current and overall rates of tax as follows:

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(percentage)
Reconciliation of current tax rate:
U.K. Corporation tax standard rate	(30.0)	(30.0)	(30.0)
Rate differential	0.3	0.1	(0.3)
Accelerated capital allowances	11.7	18.7	11.5
Short-term timing differences	3.7	(2.3)	0.3
Release of over-provisions in prior year	(0.3)	(1.0)	(2.6)
Losses on which no tax credit provided	7.3	5.2	7.1
Goodwill amortization	7.1	15.5	8.2
Other items	0.9	(6.6)	3.4

Effective current tax rate—Company	0.7	(0.4)	(2.4)
Losses on which no tax credit provided	—	—	(0.1)

Effective current tax rate—Regentrealm	0.7	(0.4)	(2.5)

Reconciliation of overall tax rate:
U.K. Corporation tax standard rate	(30.0)	(30.0)	(30.0)
Rate differential	0.3	0.1	(0.3)
Accelerated capital allowances	5.5	(0.4)	(6.6)
Short-term timing differences	1.3	0.4	(2.6)
Release of over-provisions in prior year	(2.9)	(12.4)	(2.1)
Losses on which no tax credit is provided	11.0	13.8	7.6
Goodwill amortization	7.1	15.5	8.2
Other items	1.0	(7.0)	3.1

Effective overall tax rate—Company	(6.7)	(20.0)	(22.7)
Losses on which no tax credit provided	—	(0.3)	(1.0)

Effective overall tax rate—Regentrealm	(6.7)	(20.3)	(23.7)

        Loss on ordinary activities before tax is analyzed as follows:

	Company
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
United Kingdom	(166.3)	(78.9)	(124.8)
Overseas	14.9	1.0	(6.7)

	(151.4)	(77.9)	(131.5)

	Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
United Kingdom	(165.3)	(77.9)	(119.2)
Overseas	14.9	1.0	(6.7)

	(150.4)	(76.9)	(125.9)

9      Exceptional tax refund

        £12.3 million was received in relation to a claim for refund of withholding tax paid in connection with the reorganization of the U.S. business of the Predecessor in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

10    Intangible assets

Company and Regentrealm
Goodwill
(£ million)
Cost
At December 30, 2001, December 28, 2002 and January 3, 2004	734.1

Amortization
At December 30, 2001	58.3
Charge for period(1)	40.7

At December 28, 2002	99.0
Charge for period	36.5

At January 3, 2004	135.5

Net book value at January 3, 2004	598.6

Net book value at December 28, 2002	635.1

(1)
The charge in 2002 includes £4.2 million accelerated write off of goodwill in respect of Benelux snacks business following a review of the carrying value of goodwill.

11    Tangible fixed assets

	Company and Regentrealm
	Land & buildings
			Plant, machinery & vehicles	Fixtures & fittings	Assets under construction
	Freehold	Leasehold				Total
	(£ million)
Cost
At December 30, 2001	107.1	11.1	303.6	64.3	29.9	516.0
Exchange adjustment	3.4	—	11.3	0.9	0.7	16.3
Additions	1.9	0.4	18.9	4.5	33.5	59.2
Reclassifications	1.3	1.0	12.5	6.9	(21.7)	—
Disposals	(4.1)	—	(13.0)	(0.6)	—	(17.7)

At December 28, 2002	109.6	12.5	333.3	76.0	42.4	573.8
Exchange adjustment	4.5	—	15.1	1.3	1.2	22.1
Additions	0.9	—	8.8	2.8	48.0	60.5
Reclassifications	2.6	0.3	27.6	9.6	(40.1)	—
Disposals	(0.5)	—	(30.0)	(11.7)	—	(42.2)

At January 3, 2004	117.1	12.8	354.8	78.0	51.5	614.2

Depreciation
At December 30, 2001	1.3	3.7	57.3	11.2	—	73.5
Exchange adjustment	1.5	—	7.4	0.7	—	9.6
Charge for period	3.6	0.9	36.1	13.6	—	54.2
Impairment	4.3	—	3.7	—	—	8.0
Reclassification	0.4	—	(1.0)	0.6	—	—
Disposals	(0.4)	—	(9.5)	(0.5)	—	(10.4)

At December 28, 2002	10.7	4.6	94.0	25.6	—	134.9
Exchange adjustment	2.0	—	9.7	1.0	—	12.7
Charge for period	4.3	0.7	38.8	13.6	—	57.4
Impairment	4.0	—	13.5	0.1	—	17.6
Reclassification	—	—	(1.4)	1.4	—	—
Disposals	(0.4)	—	(29.8)	(11.7)	—	(41.9)

At January 3, 2004	20.6	5.3	124.8	30.0	—	180.7

Net book value at January 3, 2004	96.5	7.5	230.0	48.0	51.5	433.5

Net book value at December 28, 2002	98.9	7.9	239.3	50.4	42.4	438.9

        The net book value of leasehold properties includes £7.5 million (2002: £7.9 million) in respect of leases with under 50 years to run at January 3, 2004.

        The net book value of tangible fixed assets acquired under finance lease arrangements, all of which are plant, machinery and vehicles, is set out below:

	Company and Regentrealm
	At January 3, 2004	At December 28, 2002
	(£ million)
Cost	4.5	2.3
Accumulated depreciation	(1.1)	(0.6)

Net book value	3.4	1.7

12    Investments

Company and Regentrealm
(£ million)
Cost
At December 30, 2001, December 28, 2002 and January 3, 2004	1.5

Post acquisition reserves
At December 30, 2001	1.5
Exchange adjustment	0.2
Share of profit for the period	0.5

At December 28, 2002	2.2
Exchange adjustment	0.4
Share of profit for the period	0.5

At January 3, 2004	3.1

Net book value at January 3, 2004	4.6

Net book value at December 28, 2002	3.7

Joint ventures

        The Group holds a 50% interest in the ordinary shares of KP Ireland Limited, which is incorporated and operates in the Republic of Ireland, the principal activity of which is the manufacture of snack products.

13    Stocks

	Company and Regentrealm
	At January 3, 2004	At December 28, 2002
	(£ million)
Raw materials and consumables	28.5	25.9
Work in progress	8.6	8.8
Finished goods	43.9	41.4

	81.0	76.1

        There is no material difference between the replacement cost and historical cost of stocks.

14    Debtors

	Company		Regentrealm
	At January 3, 2004	At December 28, 2002 Restated(1)	At January 3, 2004	At December 28, 2002 Restated(1)
	(£ million)
Trade debtors	222.7	249.4	222.7	249.4
Due from group undertakings	1.7	1.5	1.7	1.5
Due from United Biscuits Finance plc	—	—	21.4	20.3
Other debtors	13.4	13.1	13.4	13.1
Prepayments and accrued income	11.5	9.2	11.4	9.2
Pension asset net of deferred tax(2)	1.5	0.1	1.5	0.1

	250.8	273.3	272.1	293.6

Of which falling due after more than one year:
Other debtors	0.2	0.3	0.2	0.3
Pension asset net of deferred tax(2)	1.5	0.1	1.5	0.1

	1.7	0.4	1.7	0.4

(1)
The amounts for 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

(2)
See Note 20 of Notes to the Financial Statements.

        Other debtors in 2002 included an amount of £0.8 million paid to Nabisco in respect of the acquisition of Nabisco's Middle Eastern operations which had not been completed at December 28, 2002. In January 2003 an agreement was reached with Nabisco that the acquisition would not proceed and, as a consequence of this agreement, $4.8 million was received from Nabisco and £0.8 million was applied to settle the debtor balance.

        Trade debtors are stated net of provisions for bad and doubtful debts of £2.3 million (2002: £1.9 million).

15    Trade and other creditors

	Company		Regentrealm
	At January 3, 2004	At December 28, 2002	At January 3, 2004	At December 28, 2002
	(£ million)
Trade creditors	101.4	83.3	101.4	83.3
Due to United Biscuits Finance plc	—	—	6.4	—
Other creditors	20.6	38.1	20.6	38.1
Due to joint ventures	3.8	3.3	3.8	3.3
Other taxes and social security costs	4.0	6.3	4.0	6.3
Accruals and deferred income	130.4	147.6	125.0	142.6

	260.2	278.6	261.2	273.6

16    Loans, overdrafts and finance lease obligations

	Company		Regentrealm
	At January 3, 2004	At December 28, 2002	At January 3, 2004	At December 28, 2002
	(£ million)
Bank loans
Senior Credit Facility	439.4	453.7	439.4	453.7

Debenture and other loans
£120m 10.75% Senior Subordinated Notes due 2011	120.0	120.0	—	—
€160m 10.625% Senior Subordinated Notes due 2011	112.8	104.0	—	—
Other	—	5.1	—	5.1

	232.8	229.1	—	5.1

Finance lease obligations	3.1	1.4	3.1	1.4

Total gross borrowings	675.3	684.2	442.5	460.2

Analysis by maturity
Repayable as follows:
After more than five years	232.8	404.5	—	180.5
Between four and five years	226.6	80.9	226.6	80.9
Between three and four years	72.6	61.5	72.6	61.5
Between two and three years	55.1	54.6	55.1	54.6
Between one and two years	46.2	48.6	46.2	48.6

	633.3	650.1	400.5	426.1
Under one year	42.0	34.1	42.0	34.1

Total gross borrowings	675.3	684.2	442.5	460.2
Less: Issue costs	(10.2)	(20.7)	(2.9)	(12.4)

	665.1	663.5	439.6	447.8
Less: Included in creditors: amounts falling due within one year(1)	(40.3)	(30.8)	(41.3)	(31.8)

Amounts falling due after more than one year	624.8	632.7	398.3	416.0

(1)
Included in creditors: amounts falling due within one year

Bank loans and overdrafts	(39.9)	(33.5)	(39.9)	(33.5)
Finance leases	(2.1)	(0.6)	(2.1)	(0.6)
Less: Issue costs	1.7	3.3	0.7	2.3

	(40.3)	(30.8)	(41.3)	(31.8)

        In connection with the UB acquisition, the Group through Regentrealm entered into a Senior Credit Facility Agreement ("Senior Facility"). Borrowings under these arrangements consisted of:

Senior Facility	December 28, 2002
Term A	£220.5 million repayable by installments between April 2003 and April 2007
Term B	£105.4 million repayable by two equal installments in October 2007 and April 2008
Term C	£106.1 million repayable by two equal installments in October 2008 and April 2009
Term D	€13.2 million and £13.2 million repayable in full in October 2009

        On April 9, 2003, the terms of the Senior Facility were amended. The amount outstanding in respect of Term Loans A, B, C and D on that date was £438.9 million. These loans were merged into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. Following the amendment, the Senior Facility provides that the Term Loan A will be repaid in ten semiannual installments that began in October 2003 and will end in April 2008. The revolving credit facility is repayable in full in April 2008.

        The Senior Credit Facility borrowings ("senior debt") are secured by fixed and floating charges from each of the U.K. charging subsidiaries and share pledges over two Dutch subsidiaries. In April 2001 security was also provided in the form of share pledges over three Spanish subsidiaries and fixed charges were taken over three Spanish properties and certain intellectual property. In November 2001 security was provided in the form of a share pledge over a further Dutch subsidiary and a mortgage on its property. In June 2002 security was provided in the form of share pledges over two French subsidiaries.

        The application of proceeds of enforcement of this security above a certain level is subject to the provisions of an intercreditor deed (the "Intercreditor Deed") dated December 16, 1999, as amended and re-stated from time to time. The Intercreditor Deed sets out the respective rights of certain creditors of the Group as regards ranking of debt and security.

        The Intercreditor Deed provides that senior debt and hedging liabilities, as defined therein, rank (to the extent provided therein) in priority to, first, the Senior Subordinated Notes and second, the Intercompany Debt.

        Interest on advances under the senior facility is, or was, payable as follows:

  •
  Term A and Revolving credit facility—LIBOR plus 1.375% (1.75% until April 2003)

  •
  Term B—LIBOR plus 2.75% until April 2003

  •
  Term C—LIBOR plus 3.25% until April 2003

  •
  Term D—EURIBOR plus 3.50% until April 2003 (Euro portion €13.2 million)

  •
  Term D-LIBOR plus 3.50% until April 2003 (Sterling portion £13.2 million)

        As an integral part of these borrowing arrangements, certain restrictive financial covenants are in place. The covenants do not detract from the normal course of the business.

        The Company, together with other subsidiary undertakings in the Group, has cross-guaranteed Regentrealm's senior debt.

        On April 17, 2001, the Company issued £120.0 million 10 3/4% Senior Subordinated Notes and €160.0 million 10 5/8% Senior Subordinated Notes. Interest is payable on April 15 and October 15 of each year. The Senior Subordinated Notes are guaranteed by Regentrealm. The proceeds of the issue were used together with other cash resources of the Company to repay the Senior Subordinated Bridge

Facility. Also, at that date, a further £10.0 million was drawn under Term Loan A and £23.0 million and €22.8 million was drawn under Term Loan D of the Senior Facility.

        On February 16, 2004, the Company issued additional Notes, see Note 26 of Notes to the Financial Statements.

Interest rate agreements

        Regentrealm was required by the terms of the Senior Facility to enter into hedging arrangements to provide protection in respect of interest rate risk exposure arising because the financing under the senior credit facility is at floating interest rates. The hedging arrangements were required to cover at least 50% of the amount of the total commitments under the term loan facilities for a period of at least two years from the date of the closing of the UB acquisition. This requirement came to an end during 2002. Hedging banks entitled to security, guarantees and subordination rights which rank at least equal to those granted to lenders under the Senior Facility.

        Regentrealm currently has two interest rate swaps in place to hedge its interest rate exposure under the Senior Facility. Under one swap it receives interest at six-month LIBOR and pays interest at 5.685% on £150.0 million and under the second swap it receives interest at six-month LIBOR and pays interest at 4.78% on £62.5 million. The £150.0 million swap expires on October 28, 2005 and the £62.5 million swap expires on October 28, 2006. A swap for £62.5 million expired on October 28, 2003. The original principal amount of the £62.5 million swap (December 28, 2002: £66.2 million) was £420.0 million.

Analysis by currency

	Company		Regentrealm
	At January 3, 2004	At December 28, 2002	At January 3, 2004	At December 28, 2002
	(£ million)
Sterling	548.2	571.4	428.2	451.4
Euro	127.1	112.8	14.3	8.8

Total gross borrowings	675.3	684.2	442.5	460.2

Analysis of changes in net borrowings

	Cash	Liquid resources(1)	Overdrafts	Debt due within 1 year	Debt due after 1 year	Finance lease obligations	Total
	(£ million)
Company
At December 31, 2000	60.7	20.0	—	(87.6)	(717.6)	(1.0)	(725.5)
Acquisition of United Biscuits Tunisia S.A.	7.5	—	—	—	—	—	7.5
Cash flow	(36.5)	(14.0)	(8.7)	87.6	(3.1)	—	25.3
Other non-cash changes	—	—	—	(30.8)	30.8	—	—
Effect of exchange rate movements	(0.8)	(0.1)	0.2	0.9	3.5	—	3.7

At December 29, 2001	30.9	5.9	(8.5)	(29.9)	(686.4)	(1.0)	(689.0)
Cash flow	(16.8)	0.6	3.6	14.9	54.5	0.3	57.1
Other non-cash changes	—	—	—	(10.1)	6.8	(0.7)	(4.0)
Effect of exchange rate movements	1.1	(0.5)	(0.2)	—	(6.8)	—	(6.4)

At December 28, 2002	15.2	6.0	(5.1)	(25.1)	(631.9)	(1.4)	(642.3)
Cash flow	10.9	(1.7)	3.1	(9.4)	28.0	0.6	31.5
Other non-cash changes	—	—	2.0	(3.7)	(10.2)	(2.2)	(14.1)
Effect of exchange rate movements	1.1	(0.1)	—	—	(9.7)	(0.1)	(8.8)

At January 3, 2004	27.2	4.2	—	(38.2)	(623.8)	(3.1)	(633.7)

Regentrealm
At December 31, 2000	60.7	20.0	—	(87.6)	(389.2)	(1.0)	(397.1)
Acquisition of United Biscuits Tunisia S.A.	7.5	—	—	—	—	—	7.5
Cash flow	(36.5)	(14.0)	(8.7)	87.6	(120.4)	—	(92.0)
Other non-cash changes	—	—	—	(30.8)	30.8	—	—
Effect of exchange rate movements	(0.8)	(0.1)	0.2	0.9	0.4	—	0.6

At December 29, 2001	30.9	5.9	(8.5)	(29.9)	(478.4)	(1.0)	(481.0)
Cash flow	(16.8)	0.6	3.6	14.9	54.5	0.3	57.1
Other non-cash changes	—	—	—	(11.1)	8.8	(0.7)	(3.0)
Effect of exchange rate movements	1.1	(0.5)	(0.2)	—	(0.1)	—	0.3

At December 28, 2002	15.2	6.0	(5.1)	(26.1)	(415.2)	(1.4)	(426.6)
Cash flow	10.9	(1.7)	4.1	(10.4)	29.0	0.6	32.5
Other non-cash changes	—	—	1.0	(2.7)	(10.2)	(2.2)	(14.1)
Effect of exchange rate movements	1.1	(0.1)	—	—	(0.9)	(0.1)	—

At January 3, 2004	27.2	4.2	—	(39.2)	(397.3)	(3.1)	(408.2)

(1)
Liquid resources are funds held on deposit with a maturity or period of notice greater than 24 hours.

Financial Instruments

	Net debt	Cash and short term deposits	Gross borrowings	Gross borrowings at floating rates	Gross borrowings at fixed rates	Weighted average interest rates on fixed rate debt	Weighted average period for which rates are fixed
	(£ million)
Company
Sterling	540.7	(7.5)	548.2	215.7	332.5	7.8%	5.1 years
US dollar	(1.2)	(1.2)	—	—	—	—	—
Euro	106.2	(20.9)	127.1	14.3	112.8	10.6%	7.3 years
Canadian dollar	(1.8)	(1.8)	—	—	—	—	—

At January 3, 2004	643.9	(31.4)	675.3	230.0	445.3

Sterling	571.3	(0.1)	571.4	233.8	337.6	7.4%	4.4 years
US dollar	(6.4)	(6.4)	—	—	—	—	—
Euro	98.1	(14.7)	112.8	8.8	104.0	10.6%	8.3 years

At December 28, 2002	663.0	(21.2)	684.2	242.6	441.6

Regentrealm
Sterling	420.7	(7.5)	428.2	215.7	212.5	5.6%	1.9 years
US dollar	(1.2)	(1.2)	—	—	—	—	—
Euro	(6.6)	(20.9)	14.3	14.3	—	—	—
Canadian dollar	(1.8)	(1.8)	—	—	—	—	—

At January 3, 2004	411.1	(31.4)	442.5	230.0	212.5

Sterling	451.3	(0.1)	451.4	233.8	217.6	6.2%	1.7 years
US dollar	(6.4)	(6.4)	—	—	—	—	—
Euro	(5.9)	(14.7)	8.8	8.8	—	—	—

At December 28, 2002	439.0	(21.2)	460.2	242.6	217.6

        Interest on cash and short-term deposits is based on floating rates linked to LIBOR.

        The analysis of fixed and floating rates takes account of interest rate swaps.

Undrawn committed facilities at the period end

	Company and Regentrealm
	At January 3, 2004	At December 28, 2002
	(£ million)
Expiring in one year or less	—	—
Expiring in more than two years	29.8	52.5

	29.8	52.5

Fair values of financial instruments

	Company				Regentrealm
	Carrying value at January 3, 2004	Fair value at January 3, 2004	Carrying value at December 28, 2002	Fair value at December 28, 2002	Carrying value at January 3, 2004	Fair value at January 3, 2004	Carrying value at December 28, 2002	Fair value at December 28, 2002
	(£ million)
Cash and short-term deposits	31.4	31.4	21.2	21.2	31.4	31.4	21.2	21.2
Current portion of loans, overdrafts and finance lease obligations	(42.0)	(42.0)	(34.1)	(34.1)	(42.0)	(42.0)	(34.1)	(34.1)
Long-term loans and finance lease obligations	(633.3)	(664.1)	(650.1)	(678.1)	(400.5)	(400.5)	(426.1)	(426.1)
Derivatives relating to loans
Interest rates swaps	—	(2.9)	—	(8.1)	—	(2.9)	—	(8.1)
Other derivatives
Forward foreign currency contracts	—	(0.9)	—	(1.3)	—	(0.9)	—	(1.3)
Cash-settled commodity contracts	—	1.1	—	0.3	—	1.1	—	0.3

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

        As at January 3, 2004 the following contracts were outstanding:

	Receive for £		Pay for £		Receive for €		Pay for €
	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	(£ million)		(£ million)		(£ million)		(£ million)
Currency:
U.S. dollar	18.2	1.5963	2.7	1.6100	4.6	1.1633	4.8	1.0965
Euro	44.6	1.4115	2.5	1.4024	—	—	—	—
Canadian dollar	—	—	1.4	2.3841	—	—	—	—

Total	62.8		6.6		4.6		4.8

        As at December 28, 2002 the following contracts were outstanding:

	Receive for £		Pay for £
	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	(£ million)		(£ million)
Currency
U.S. dollar	35.5	1.445	12.5	1.538
Euro	26.3	1.583	—	—
Canadian dollar	—	—	1.1	2.231

Total	61.8		13.6

Hedges

        Profits and losses on financial instruments used for hedging interest rate exposure and foreign exchange risk are recognized when the exposure that is being hedged is recognized. Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

Net gains/(losses)
(£ million)
Unrecognized losses on hedges at December 28, 2002	(9.4)
Losses arising in previous years that were recognized in 2003	(3.0)

Losses arising before December 28, 2002 that were not recognized in 2003	(6.4)
Gains arising in 2003 that were not recognized in 2003	2.6

Unrecognized gains and losses on hedges at January 3, 2004	(3.8)

Of which:
Losses expected to be recognized in 2004	(0.9)
Losses expected to be recognized in 2005 or later	(2.9)

(3.8)

Unrecognized losses on hedges at December 29, 2001	(7.0)
Losses arising in previous years that were recognized in 2002	(0.5)

Losses arising before December 29, 2001 that were not recognized in 2002	(6.5)
Losses arising in 2002 that were not recognized in 2002	(2.9)

Unrecognized gains and losses on hedges at December 28, 2002	(9.4)

Of which:
Losses expected to be recognized in 2003	(3.0)
Losses expected to be recognized in 2004 or later	(6.4)

(9.4)

Counterparty risk

        The Group is exposed to loss in the event of non-performance by the counterparties to the above agreements but such non-performance is not expected to occur.

17    Provisions for liabilities and charges

	Company and Regentrealm
	Retirement benefits	Rationalization provisions	Onerous contracts	Deferred Taxation(1)	Total
	(£ million)
At December 30, 2001	6.3	9.4	14.8	27.8	58.3
Exchange adjustment	0.3	0.1	—	0.1	0.5
Profit and loss charge/(credit)	0.6	18.1	3.6	(13.8)	8.5
Other movements	—	0.4	—	—	0.4
Amounts utilized	(0.8)	(18.6)	(3.1)	—	(22.5)

At December 28, 2002, as reported	6.4	9.4	15.3	14.1	45.2
Credit as a result of the adoption of FRS17	—	—	—	(11.1)	(11.1)

At December 28, 2002, as restated	6.4	9.4	15.3	3.0	34.1
Exchange adjustment	0.4	0.6	—	0.5	1.5
Profit and loss charge/(credit)	0.1	23.9	2.0	(7.2)	18.8
Other movements	—	(0.4)	—	—	(0.4)
Amounts utilized	(0.7)	(6.1)	(5.9)	—	(12.7)

At January 3, 2004	6.2	27.4	11.4	(3.7)	41.3

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

        Rationalization provisions are recorded only where there is a legal or constructive obligation.

        The provision for onerous contracts principally relates to the cost of surplus leasehold properties, where unavoidable costs exceed anticipated income. Lease commitments are of varying duration and expenditure is expected to be charged against the provisions for a number of years.

Provision for deferred taxation

	Company and Regentrealm
	Accelerated capital allowances	Temporary losses	Other timing differences	Losses	Total
	(£ million)
At December 30, 2001	31.8	—	0.1	(4.1)	27.8
Exchange adjustment	0.1	—	—	—	0.1
Profit and loss (credit)/charge	(14.7)	12.1	1.1	(12.3)	(13.8)

At December 28, 2002, as reported	17.2	12.1	1.2	(16.4)	14.1
Prior year adjustment(1)	—	—	(11.1)	—	(11.1)

At December 28, 2002, as restated	17.2	12.1	(9.9)	(16.4)	3.0
Exchange adjustment	0.3	0.2	0.2	(0.2)	0.5
Profit and loss (credit)/charge	(8.7)	(6.4)	6.0	1.9	(7.2)

At January 3, 2004	8.8	5.9	(3.7)	(14.7)	(3.7)

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

        The deferred tax balance at January 3, 2004 does not include any amounts in respect of the Group's pension liability which is shown in the balance sheet after deducting a deferred tax asset of £100.2 million (2002: £83.3 million).

        No provision has been made for taxation that would arise in the event of certain overseas subsidiaries and associates distributing their reserves, because it is the Group's policy to reinvest profits generated by overseas operations.

18    Employee share schemes

Company and Regentrealm

        Following the UB acquisition, the U.K. parent company, United Biscuits Group (Investments) Ltd ("UBGI"), commenced a share scheme whereby certain executives and employees of the Group were given the entitlement to acquire certain classes of shares in UBGI. Any purchase of shares by an executive or employee has been recorded in the accounts of UBGI.

19    Cash flow

        The reconciliation of operating profit to net cash inflow/(outflow) from operating activities is shown within the consolidated cash flow statements for the Company on page F-6 and for Regentrealm on page F-11.

        All of the activities of the Company and of Regentrealm for the 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002 are regarded as continuing.

	Company
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
Returns on investments and servicing of finance
Interest paid	(57.7)	(65.6)	(73.8)
Interest received	1.2	2.4	3.6

Net cash outflow from returns on investments and servicing of finance	(56.5)	(63.2)	(70.2)

Taxation
U.K. corporation tax received	0.1	0.1	1.1
Overseas tax (paid)/received	(1.7)	12.4	1.0

Tax (paid)/received	(1.6)	12.5	2.1

Capital expenditure and financial investment
Purchase of fixed assets	(59.0)	(59.2)	(48.3)
Sale of fixed assets	0.2	4.6	0.6
Payments from associates	0.3	0.5	0.6

Net cash outflow from capital expenditure and financial investment	(58.5)	(54.1)	(47.1)

Acquisitions and disposals
Acquisitions of predecessor	—	—	(33.1)
Purchase of business	—	—	2.7
Net cash acquired with subsidiary	—	—	7.5
Net proceeds received from sale or termination of businesses	2.9	53.5	82.8

Net cash inflow from acquisitions and disposals	2.9	53.5	59.9

Management of liquid resources
Cash withdrawn from/(placed on) deposit	1.7	(0.6)	14.0

Net cash inflow/(outflow) from management of liquid resources	1.7	(0.6)	14.0

Financing
Proceeds from new borrowings	—	—	3.1
Cost of financing	(3.3)	—	13.7
Repayment of borrowings	(15.9)	(69.7)	(87.6)

Net cash outflow from financing	(19.2)	(69.7)	(70.8)

Returns on investments and servicing of finance
Interest paid	(57.7)	(65.6)	(73.8)
Interest received	1.2	2.4	3.6

Net cash outflow from returns on investments and servicing of finance	(56.5)	(63.2)	(70.2)

Taxation
U.K. corporation tax received	0.1	0.1	1.1
Overseas tax (paid)/received	(1.7)	12.4	1.0

Tax (paid)/received	(1.6)	12.5	2.1

Capital expenditure and financial investment
Purchase of fixed assets	(59.0)	(59.2)	(48.3)
Sale of fixed assets	0.2	4.6	0.6
Payments from associates	0.3	0.5	0.6
Loans from related parties	—	—	(115.7)

Net cash outflow from capital expenditure and financial investment	(58.5)	(54.1)	(162.8)

Acquisitions and disposals
Acquisitions of predecessor	—	—	(33.1)
Purchase of business	—	—	2.7
Net cash acquired with subsidiary	—	—	7.5
Net proceeds received from sale or termination of businesses	2.9	53.5	82.8

Net cash inflow from acquisitions and disposals	2.9	53.5	59.9

Management of liquid resources
Cash withdrawn from/(placed on) deposit	1.7	(0.6)	14.0

Net cash inflow/(outflow) from management of liquid resources	1.7	(0.6)	14.0

Financing
Proceeds from new borrowings	—	—	120.4
Cost of financing	(3.3)	—	3.4
Repayment of borrowings	(15.9)	(69.7)	(87.6)

Net cash (outflow)/inflow from financing	(19.2)	(69.7)	36.2

20    Pay and benefits to employees

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(1)	52 weeks ended December 29, 2001 Restated(1)
	(£ million)
Gross wages and salaries, holiday and sick pay	219.0	222.2	229.7
Social security costs	32.1	31.0	31.6
Pension and other costs	20.8	19.4	20.2

	271.9	272.6	281.5

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

Pension schemes

        The Group's principal pension schemes are in the United Kingdom. The UK Schemes are of the defined benefit type funded by payments to separate, trustee administered funds. The Group also has a small defined benefit scheme in the Netherlands.

        The total pension service cost for the Group for the 53 weeks ended January 3, 2004 was £17.9 million (2002: £16.6 million, 2001: £16.6 million).

        At January 3, 2004 a net pension deficit of £235.1 million on the UK Schemes and a net pension surplus of £1.5 million on the Netherlands Scheme was recognized in the balance sheet (2002: £194.4 million deficit and £0.1 million surplus, respectively).

        Acting on the advice of the Group's actuaries, future contributions payable are set at levels that take account of surpluses and deficits.

UK Schemes

        The UK Schemes are subject to full actuarial valuations at least every three years. A full actuarial valuation was carried out in April 2003 by a qualified independent actuary. At April 2003, the levels of funding as a percentage of accrued benefit liabilities were 66% (2000: 112%). The total market value of the UK Schemes' assets at the valuation date was £597.8 million.

        The stability of the age profile of scheme membership dictates the most appropriate actuarial method to be used in valuing a scheme. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the main U.K. pension plan. The attained age method has been retained for the smaller U.K. scheme.

Netherlands Scheme

        The Netherlands Scheme is subject to full actuarial valuation every one to two years. A full actuarial valuation was last carried out at December 31, 2002 by a qualified independent actuary. At December 31, 2002, the level of funding as a percentage of accrued benefit liabilities was 104.1% (2001: 127.3%). The total market value of the Netherlands Scheme assets at the last valuation date was €62.0 million (approximately £40.3 million).

        The Netherlands Scheme was valued using the projected unit credit method.

Actuarial Assumptions

        The principal actuarial assumptions used in the valuations were:

	UK Schemes		Netherlands Scheme(1)
	April 2003	April 2000	December 2002	December 2001
Rate of increase in salaries	4.3%	4.3%	0%	0%
Rate of increase in pensions in payment	2.7%	2.8%	0%	0%

(1)
Actuarial valuation carried out in accordance with standard practice in the Netherlands, applying a discount factor of 4% and ignoring future salary and pension increases.

        For the purposes of the requirements of FRS 17, the actuarial valuations have been updated to January 3, 2004. The principal assumptions used by the actuary were:

	Company and Regentrealm
UK Schemes	At January 3, 2004	At December 28, 2002	At December 29, 2001
Rate of increase in salaries	4.3%	3.8%	4.0%
Rate of increase in pensions in payment	2.7%	2.4%	2.5%
Discount rate	5.4%	5.5%	5.9%
Inflation assumption	2.8%	2.3%	2.5%
Netherlands Scheme
Rate of increase in salaries	3.5%	3.5%	3.5%
Rate of increase in pensions in payment	1.5%	1.5%	2.0%
Discount rate	5.3%	5.3%	5.3%
Inflation assumption	2.0%	2.0%	2.0%

        The assets in the schemes, the expected rate of return and the net pension deficit and net pension surplus were:

	Company and Regentrealm
	At January 3, 2004			At December 28, 2002
	Long term rate of return expected	UK Schemes	Netherlands Scheme	Long term rate of return expected	UK Schemes	Netherlands Scheme
		(£ million)			(£ million)
Equities	7.5 - 7.75%	527.9	22.2	7.5%	459.1	20.2
Bonds	4.5 - 5.0%	153.3	22.2	4.5 - 5.2%	152.9	20.1
Other assets	3.75%	6.1	—	4.0%	9.0	—

Total market value of assets	7.1%	687.3	44.4	6.9%	621.0	40.3

Present value of scheme liabilities		(1,023.2)	(42.3)		(898.7)	(40.2)

(Deficit)/surplus in the scheme		(335.9)	2.1		(277.7)	0.1
Related deferred tax asset/(liability)		100.8	(0.6)		83.3	—

Net pension (deficit)/surplus		(235.1)	1.5		(194.4)	0.1

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	UK Schemes		Netherlands Scheme
	(£ million)
Current service cost	(17.4)	(16.2)	(0.5)	(0.4)
Past service cost	—	—	—	—

Total operating charge	(17.4)	(16.2)	(0.5)	(0.4)

Expected return on pension scheme assets	41.7	55.4	2.5	2.8
Interest on pension scheme liabilities	(48.1)	(47.2)	(2.1)	(2.0)

Net (expense)/return	(6.4)	8.2	0.4	0.8

Actual return less expected return on pension scheme assets	57.1	(166.4)	0.8	(10.6)
Experience gains and losses arising on the scheme liabilities	7.2	(16.9)	0.6	0.6
Changes in assumptions underlying in the present value of the scheme liabilities	(108.1)	(37.0)	—	3.3

Actuarial (loss)/gain realized in the statement of total recognized gains and losses	(43.8)	(220.3)	1.4	(6.7)

(Deficit)/surplus in scheme at the beginning of the year	(277.7)	(57.6)	0.1	5.8

Movement in year:
Current service cost	(17.4)	(16.2)	(0.5)	(0.4)
Contributions	9.4	8.2	0.7	0.5
Past service costs	—	—	—	—
Other financial (expense)/income	(6.4)	8.2	0.4	0.8
Actuarial (loss)/gain	(43.8)	(220.3)	1.4	(6.7)
Foreign exchange movements	—	—	—	0.1

(Deficit)/surplus in scheme at the end of the year	(335.9)	(277.7)	2.1	0.1

Difference between the actual and expected return on scheme assets:
Amount (£ million)	57.1	(166.4)	0.8	(10.6)

Percentage of scheme assets	8.3%	(26.7)%	1.8%	(26.3)%

Experience gains and losses on scheme liabilities:
Amount (£ million)	7.2	(16.9)	0.6	0.6

Percentage of the present value of the scheme liabilities	(0.7)%	1.9%	(1.4)%	(1.5)%

Total amount recognized in the statement of total recognized gains and losses:
Amount (£ million)	(108.1)	(37.0)	—	—

Percentage of the present value of the scheme liabilities	10.5%	4.1%	—	—

21    Financial commitments

        The Group's financial commitments in respect of finance lease and hire purchase obligations and in respect of retirement benefits are set out in Notes 16 and 17, respectively, of Notes to the Financial

Statements. The Group's financial commitments in respect of capital expenditure and rentals are summarized below:

	Company and Regentrealm
	At January 3, 2004	At December 28, 2002
	(£ million)
Contracted capital expenditure	8.3	1.6

        Annual rental commitments in respect of operating leases:

	Company and Regentrealm
	At January 3, 2004		At December 28, 2002
	Land and buildings	Other	Land and buildings	Other
	(£ million)
Expiring—within one year	0.5	1.0	0.7	0.9
—over one year and under five years	3.5	3.6	3.8	3.0
—after five years	3.5	1.8	3.8	1.7

	7.5	6.4	8.3	5.6

        Total commitments under non-cancelable operating leases at January 3, 2004 are as follows:

Company and Regentrealm
At January 3, 2004
(£ million)
Due within one year	13.9
One to two years	11.8
Two to three years	9.8
Three to four years	6.8
Four to five years	5.5
Thereafter	55.7

103.5

        On April 17, 2003, the Group signed a put and call option agreement to acquire a company that supplies and distributes crisps and snack products in the United Kingdom via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of 2003, the cost of acquisition would not have exceeded £10.0 million.

22    Related Party Transactions

        The Group entered into an agreement with the Equity Sponsors with respect to the proposed acquisition of the Predecessor. Financing fees totaling £23.3 million were payable in respect of this agreement to these parties in consideration of their services in connection with the UB acquisition, its financing and related transactions. Under the agreement, fees of £6.0 million are payable to Cinven Limited, £6.0 million to PAI, £3.1 million to DB Capital Partners, and £8.2 million to Nabisco. All fees had been paid by December 29, 2001.

        Under the sublicense entered into with Merola Finance B.V., a licensee of Nabisco, the Group was charged a royalty of £2.3 million in respect of the year ended January 3, 2004 (2002: £2.2 million). At January 3, 2004, the Group owed Merola Finance B.V. £0.3 million (2002: £0.4 million).

        Except as otherwise disclosed in these financial statements, there were no transactions during the year with the Group's joint ventures or other related parties, which were material either to the Group or the counter party and which are required to be disclosed under the provisions of Financial Reporting Standard 8 "Related Party Transactions."

        Amounts due to Runecorp, the immediate parent company, by the Company, and to the Company by Regentrealm, falling due after more than one year comprise:

	Company		Regentrealm
	At January 3, 2004	At December 28, 2002	At January 3, 2004	At December 28, 2002
	(£ million)
Amounts due to Runecorp
Loans	764.2	682.7
Accrued interest (payable on maturity in 2049)	60.2	52.5

Total	824.4	735.2

Amounts due to United Biscuits Finance plc
Loans			996.9	906.7
Accrued interest			60.2	57.4

Total			1,057.1	964.1

23    Companies Act 1985

        These financial statements do not comprise the statutory accounts of the Company or Regentrealm within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts of the Company and Regentrealm for the 52 weeks ended December 28, 2002 and for the 52 weeks ended December 29, 2001 on which the auditors gave unqualified opinions have been delivered to the Registrar of Companies for England and Wales. The auditors have given unqualified opinions on the statutory accounts of the Company and Regentrealm for the 53 weeks ended January 3, 2004 which have not yet been delivered to the Registrar of Companies for England and Wales.

24    Ultimate Holding Company

        The Company's and Regentrealm's ultimate U.K. parent undertaking is United Biscuits Group (Investments) Limited. It has included the Company and Regentrealm in its group financial statements, copies of which are available from its registered office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE.

        In the directors' opinion, the Company and Regentrealm's ultimate parent undertaking is United Biscuits (Equity) Limited which is incorporated in the Cayman Islands.

25    Difference between United Kingdom and United States generally accepted accounting principles

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") which differ in certain respects from those generally accepted in the United States ("U.S. GAAP"). The significant differences applicable in the determination of loss attributable to shareholders, comprehensive loss and shareholder's deficit are described below.

Tangible Fixed Assets

        Under U.K. GAAP, provisions for impairment of tangible fixed assets are included in depreciation.

        Under U.S. GAAP, amounts relating to the impairment of tangible fixed assets are deducted from cost.

        Under U.K. GAAP and U.S. GAAP the carrying value of tangible fixed assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill

        Under U.K. GAAP, goodwill arising on acquisitions is capitalized and amortized over its estimated useful life to a maximum of 20 years.

        Under U.S. GAAP, goodwill purchased prior to 2002 would have been capitalized and amortized over its estimated useful life. For the purposes of the reconciliations below, the Company and Regentrealm adopted Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets," ("SFAS 142") for the year ended December 28, 2002. SFAS 142 requires that goodwill is tested at least annually for impairment following a two step process. The first step is a screen for potential impairment, with the second step measuring the amount of impairment if any. The Company and Regentrealm performed the review at the start of the financial year (December 30, 2001) and at the end of the third quarters of 2002 (October 5, 2002) and 2003 (October 4, 2003). There is no impairment charge resulting from these tests in 2003. In 2002, under both U.K. GAAP and U.S. GAAP a £4.2 million impairment was recognized in the year. Adjustments made to goodwill within the "hindsight" period under U.K. GAAP, but not permitted, due to the shorter "hindsight" period under U.S. GAAP, have been included within the result for the year.

Pension costs

        Under existing U.K. GAAP, the Group provides for the cost of retirement benefits based upon consistent percentages of employees' pensionable pay as recommended by independent qualified actuaries.

        Under U.S. GAAP, the projected benefit obligations of the Group's pension plan would be matched against the fair value of the plans' assets and would be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

        For the purpose of the reconciliations below, the Group adopted the provisions of Statement of Financial Accounting Standards 87 "Employers' Accounting for Pensions," ("SFAS 87"), with respect to its pension plans from January 3, 1999. The Group did not implement SFAS 87 as of its effective date for non-US pension plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 3, 1999 was allocated to shareholder's equity based on a ratio of 10/18 for the Pension Plan and 10/21 for the Supplemental Scheme.

Restructuring costs

        Included within provisions for liabilities and charges of the Group under U.K. GAAP are certain amounts which relate to the restructuring of certain of the Group's operations.

        Under U.S. GAAP, certain of these amounts would be charged to net income as incurred because they did not meet the requirements of Statement of Financial Accounting Standard 146 "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") at the time the provisions were made under U.K. GAAP (see details below). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing or other exit or disposal activity. This statement is effective for exit or disposal activities that were initiated after December 31, 2002.

        During 2003, the Group initiated a major restructuring project when it announced the closure of its biscuit factory at Ashby-de-la-Zouch, part of the UK Biscuits segment. The closure and consequent relocation of production to other sites will improve factory utilization across the U.K. business and support growth of priority brands. The closure is due to be completed by the end of 2004. The total income charge in relation to this closure is expected to be approximately £31 million. During 2003, an impairment charge was made in relation to the factory site and plant and machinery of £10.8 million, under both U.K. GAAP and U.S. GAAP. A further charge of £18.6 million under U.K. GAAP and £10.1 million for U.S. GAAP purposes, was made in relation to anticipated termination costs, project management, production relocation and other similar costs related to the closure. The total provision carried forward at January 3, 2004 in relation to the closure of the Ashby-de-la-Zouch factory was £14.5 million under U.K. GAAP and £6.0 million for U.S. GAAP purposes. The provision is expected to be fully utilized during 2004.

Deferred taxation

        Under U.K. GAAP, provision is made for deferred taxation in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with certain exceptions.

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

Discontinued operations

        Under U.K. GAAP, the results of the Group's operations sold to Danone and Nabisco together with the Group's share of the results of the Young's Bluecrest joint venture have been reflected as discontinued operations.

        Under U.S. GAAP, only the group's share of the Young's Bluecrest joint venture would have been reflected as discontinued.

Joint ventures

        Under U.K. GAAP, the Group's interest in joint ventures is accounted for using the "gross equity method of accounting". Under this method of accounting, the Group's share of turnover, operating profit, interest and taxation of its joint ventures is included in the appropriate captions in the consolidated profit and loss account, and its investment in joint ventures is presented on the consolidated balance sheet analyzed between its share of gross assets and gross liabilities.

        Under U.S. GAAP, the Group's share of after tax profits would be reflected as a single line item before minority interest and the investment in joint ventures would be reflected as a single line item on the consolidated balance sheet. This difference in presentation would have no impact on net loss or shareholder's equity (deficit).

Accounting for derivatives

        For the purposes of the reconciliations below, the Company and Regentrealm adopted Statement of Financial Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") on December 31, 2000.

        Derivative financial instruments are initially recognized on the balance sheet at cost and are remeasured to their fair value at subsequent reporting dates. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting.

        All of the Group's hedges that qualify for hedge accounting are cash flow hedges. Changes in the fair value of derivatives that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognized in accumulated other comprehensive income. If the hedged firm commitment or forecasted transaction results in the recognition of an asset or liability, the gains or losses previously included in accumulated other comprehensive income are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or liability, amounts deferred in accumulated other comprehensive income are recognized in earnings in the same period in which the firm commitment or forecasted transaction affects earnings.

        Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in earnings.

        At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.

        Hedge accounting is discontinued when the hedging instrument expires or is terminated, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in accumulated other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in accumulated other comprehensive income is transferred to earnings immediately.

        The Group's forward foreign exchange contracts do not qualify as hedges under the provisions of SFAS 133. Accordingly, the Company and Regentrealm recorded a cumulative effect of a change in accounting principle amounting to £0.9 million, net of income taxes, as an adjustment to net income in the 52 weeks ended December 29, 2001. The fair value of the Company's and Regentrealm's forward foreign exchange contracts at January 3, 2004 of £0.9 million (2002: £1.3 million, 2001: £0.5 million) is recorded in other current liabilities, and the change in their fair value during the 53 weeks ended January 3, 2004 of £0.4 million (£0.8 million for the 52 weeks ended December 28, 2002, £1.8 million for the 52 weeks ended December 29, 2001) is charged to net loss for the period.

        As of December 31, 2000, all of the Company's and Regentrealm's floating rate to fixed rate interest rate swaps were designated as cash flow hedges. The hedges are considered to have some ineffectiveness as the interest payment dates do not match exactly. The ineffectiveness of the hedges is not considered to be material. During the 53 weeks ended January 3, 2004, unrealized net gains totaling £3.7 million, after taxes, were recorded in other comprehensive income (2002: unrealized losses totaling £1.1 million, 2001: unrealized losses totaling £4.5 million, including a £3.0 million cumulative effect adjustment as of December 31, 2000).

        The fair value of the Company's and Regentrealm's interest rate swaps of £2.9 million (2002: £8.1 million) is recorded as other non-current liabilities.

        The Group's commodity contracts do not qualify as hedges under the provisions of SFAS 133. The fair value of the Company's and Regentrealm's commodity contracts at January 3, 2004 of £1.1 million (December 28, 2002: £0.3 million) is recorded in current assets, and the change in fair value during the 53 weeks ended January 3, 2004 of £0.8 million (2002: £0.3 million) is credited to net loss for the period.

        Neither the Company nor Regentrealm had any fixed rate to floating rate interest rate swaps.

Accounting for the impairment or disposal of long-lived assets

        For the purpose of the reconciliation below, Statement of Financial Accounting Standard 144 "Accounting for the Impairment or Disposal of Long-lived Assets," ("SFAS 144") is first applicable to the financial statements of the Company and Regentrealm for the year ended December 28, 2002. SFAS 144 supersedes Statement of Financial Accounting Standard 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," ("SFAS 121"). Although SFAS 144 retains many of the recognition and measurement provisions of SFAS 121, it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale, and excludes goodwill and intangible assets not being amortized, from its impairment provisions.

Accounting for certain sales incentives and consideration paid to resellers

        For the purpose of the reconciliations below, the Company and Regentrealm adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's products," (codified in EITF Issue No. 01-09) for the year ended December 28, 2002. The impact on the financial statements of the Company and Regentrealm resulting from the application of these standards is to reduce turnover and reduce distribution, selling and marketing costs by the amount of "slotting fees" paid to retailers, which under U.K. GAAP have been included in distribution, selling and marketing costs. The standard requires these costs to be reflected as a reduction in revenue.

        In the year ended January 3, 2004 the effect of this reclassification was £170.9 million (2002: £156.6 million, 2001: £127.0 million).

Reconciliation statements

        The following statements provide reconciliations between the loss attributable to shareholder under U.K. GAAP and net loss under U.S. GAAP and between shareholder's funds under U.K. GAAP and shareholder's deficit under U.S. GAAP, as well as showing comprehensive loss under U.S. GAAP.

Net loss

	Company
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(1)	52 weeks ended December 29, 2001 Restated(1)
	(£ million)
Loss attributable to shareholder as reported in the consolidated profit and loss account under U.K. GAAP(1)	(141.2)	(50.0)	(101.6)
Adjustments:
Pension costs(1)	9.5	3.2	0.7
Adjustment to Iberia goodwill	—	—	9.5
Amortization of goodwill(1)	36.5	36.5	(0.2)
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £0.4 million	—	—	0.9
Gain on commodity contracts	0.8	0.3	—
Profit/(loss) on forward currency contracts	0.4	(0.8)	(1.8)
Restructuring costs	8.5	—	—
Deferred taxation(1)—methodology	(7.9)	(0.8)	(9.3)
—on above adjustments	(3.2)	(0.8)	0.4

Net loss in accordance with U.S. GAAP	(96.6)	(12.4)	(101.4)

Arising from:
Continuing operations	(96.6)	(8.2)	(102.6)
Discontinued operations—result for the year	—	—	0.3
Cumulative effect on prior years of adopting SFAS 133	—	—	0.9
Cumulative effect on adoption of SFAS 142	—	(4.2)	—

Net loss	(96.6)	(12.4)	(101.4)

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

	Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002 Restated(1)	52 weeks ended December 29, 2001 Restated(1)
	(£ million)
Loss attributable to shareholder as reported in the consolidated profit and loss account under U.K. GAAP(1)	(140.2)	(49.0)	(96.0)
Adjustments:
Pension costs(1)	9.5	3.2	0.7
Adjustment to Iberia goodwill	—	—	9.5
Amortization of goodwill(1)	36.5	36.5	(0.2)
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £0.4 million	—	—	0.9
Gain on commodity contracts	0.8	0.3	—
Profit/(loss) on forward currency contracts	0.4	(0.8)	(1.8)
Restructuring costs	8.5	—	—
Deferred taxation(1)—methodology	(7.9)	(0.8)	(9.3)
—on above adjustments	(3.2)	(0.8)	0.4

Net loss in accordance with U.S. GAAP	(95.6)	(11.4)	(95.8)

Arising from:
Continuing operations	(95.6)	(7.2)	(97.0)
Discontinued operations—result for the year	—	—	0.3
Cumulative effect on prior years of adopting SFAS 133	—	—	0.9
Cumulative effect on adoption of SFAS 142	—	(4.2)	—

Net loss	(95.6)	(11.4)	(95.8)

(1)
The amounts for 2001 and 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements).

Comprehensive loss

        Comprehensive loss under U.S. GAAP is as follows:

	Company
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
Net loss under U.S. GAAP	(96.6)	(12.4)	(101.4)
Other comprehensive income foreign exchange translation adjustments, net of tax effect of £0.5 million (2002: £0.2 million, 2001: £0.3 million)	1.3	0.6	0.8
Interest rate swaps
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £1.3 million	—	—	(3.0)
Gain/(loss) arising in the year, net of tax effect of £1.6 million (2002: £0.5 million, 2001: £ 0.7 million)	3.7	(1.1)	(1.5)
Actuarial losses recognized in post-retirement benefit schemes, net of associated deferred tax effect of £9.2 million (2002: £65.5 million, 2001: £24.0 million)	(21.5)	(152.9)	(56.1)

Comprehensive loss	(113.1)	(165.8)	(161.2)

	Regentrealm
	52 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
Net loss under U.S. GAAP	(95.6)	(11.4)	(95.8)
Other comprehensive income foreign exchange translation adjustments, net of tax effect of £0.5 million (2002: £0.2 million, 2001: £0.3 million)	1.3	0.6	0.8
Interest rate swaps
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £1.3 million	—	—	(3.0)
Gain/(loss) arising in the year, net of tax effect of £1.6 million (2002: £0.5 million, 2001: £ 0.7 million)	3.7	(1.1)	(1.5)
Actuarial losses recognized in post-retirement benefit schemes, net of associated deferred tax effect of £9.2 million (2002: £65.5 million, 2001: £24.0 million)	(21.5)	(152.9)	(56.1)

Comprehensive loss	(112.1)	(164.8)	(155.6)

        Movements in accumulated comprehensive loss are as follows:

	Company and Regentrealm
	Foreign exchange translation adjustments	Deferred gains/(losses) on cash flow hedges	Pension liability adjustment	Total
	(£ million)
At December 31, 2000	(9.5)	—	—	(9.5)
Interest rate swaps:
Cumulative effect on prior years on adoption of SFAS 133, net of tax effect of £1.3 million	—	(3.0)	—	(3.0)
Loss arising in the year, net of tax effect of £0.7 million	—	(1.5)	—	(1.5)
Other comprehensive income
Gain arising in the year, net of tax effect of £0.3 million	0.8	—	—	0.8
Additional pension liability adjustment net of tax effect of £24.0 million	—	—	(56.1)	(56.1)

At December 29, 2001	(8.7)	(4.5)	(56.1)	(69.3)
Interest rate swaps:
Loss arising in the year, net of tax effect of £0.5 million	—	(1.1)	—	(1.1)
Other comprehensive income
Gain arising in the year, net of tax effect of £0.2 million	0.6	—	—	0.6
Additional pension liability adjustment net of tax effect of £65.5 million	—	—	(152.9)	(152.9)

At December 28, 2002	(8.1)	(5.6)	(209.0)	(222.7)
Interest rate swaps:
Gain arising in the year, net of tax effect of £1.6 million	—	3.7	—	3.7
Other comprehensive income
Gain arising in the year, net of tax effect of £0.5 million	1.3	—	—	1.3
Additional pension liability adjustment net of tax effect of £9.2 million	—	—	(21.5)	(21.5)

At January 3, 2004	(6.8)	(1.9)	(230.5)	(239.2)

Shareholder's deficit

	Company		Regentrealm
	January 3, 2004	December 28, 2002 Restated(1)	January 3, 2004	December 28, 2002 Restated(1)
	(£ million)
Shareholder's funds as reported in the consolidated balance sheet under U.K. GAAP, restated for FRS 17	(641.2)	(472.1)	(628.1)	(460.0)

Adjustments:
Intangible fixed assets—goodwill
Cost	(62.3)	(62.3)	(62.3)	(62.3)
Amortization	135.5	99.0	135.5	99.0

Net	73.2	36.7	73.2	36.7

Current assets
Deferred debt issue costs—current portion	1.7	3.3	0.7	2.3
Fair value of commodity contracts	1.1	0.3	1.1	0.3
Non-current assets—deferred debt issue costs	8.5	17.4	2.2	10.1
Creditors: amounts falling due within one year:
Loans, overdrafts and finance lease obligations	(1.7)	(3.3)	(0.7)	(2.3)
Creditors: amounts falling due after more than one year:
Loans and finance lease obligations	(8.5)	(17.4)	(2.2)	(10.1)
Fair value of derivatives—forward currency contracts	(0.9)	(1.3)	(0.9)	(1.3)
—interest rate swaps	(2.9)	(8.1)	(2.9)	(8.1)
Provisions for liabilities and charges	8.5	—	8.5	—
Pension provision adjustment(1)	55.5	40.3	55.5	40.3
Deferred taxation—methodology(1)	1.0	8.8	1.0	8.8
—on above adjustments	(22.9)	(14.6)	(22.9)	(14.6)

Shareholder's deficit in accordance with U.S. GAAP	(528.6)	(410.0)	(515.5)	(397.9)

(1)
The amounts for 2002 have been restated to reflect the adoption of FRS 17 (see Note 2 of Notes to the Financial Statements). The pension provision adjustment includes an intangible asset in relation to unrecognized prior service cost on the UK Schemes of £6.0 million in 2003 and £6.4 million in 2002.

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

        The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Company
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
Cash inflow/(outflow) from operating activities	87.1	54.4	(1.2)
Net cash (outflow)/inflow from investing activities	(55.6)	(0.6)	12.8
Net cash outflow from financing activities	(24.3)	(70.0)	(54.6)

Increase/(decrease) in cash and cash equivalents	7.2	(16.2)	(43.0)
Effect of foreign exchange rate changes	0.9	0.6	(0.9)
Cash and cash equivalents at:
Beginning of period	21.2	36.8	80.7

End of period	29.3	21.2	36.8

	Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)
Cash inflow from operating activities	88.1	55.4	7.5
Net cash outflow from investing activities	(55.6)	(0.6)	(102.9)
Net cash (outflow)/inflow from financing activities	(25.3)	(71.0)	52.4

Increase/(decrease) in cash and cash equivalents	7.2	(16.2)	(43.0)
Effect of foreign exchange rate changes	0.9	0.6	(0.9)
Cash and cash equivalents at:
Beginning of period	21.2	36.8	80.7

End of period	29.3	21.2	36.8

Additional information required by U.S. GAAP in respect of pension costs

	Company and Regentrealm
	UK Schemes
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Benefit obligation at beginning of period	936.8	864.6
Service cost	17.2	17.1
Interest cost	50.3	49.7
Employee contributions	4.6	4.6
Expenses	(1.1)	(0.9)
Actuarial loss	93.6	48.5
Benefits paid	(45.5)	(46.8)

Benefit obligation at end of period	1,055.9	936.8

Market value of assets at beginning of period	621.0	766.7
Employer contributions	9.4	8.4
Employee contributions	4.6	4.6
Benefits paid	(45.5)	(46.8)
Expenses	(1.1)	(0.9)
Actual investment return	98.9	(111.0)

Market value of assets at end of period	687.3	621.0

Funded status	(368.6)	(315.8)
Unrecognized net loss	429.6	380.9
Unrecognized prior service cost	5.9	6.4

Net prepaid pension expense	66.9	71.5

Prepaid benefit costs	6.0	6.4
Accrued benefit liability	(268.3)	(233.4)
Additional minimum pension liability adjustment	329.2	298.5

Net amount recognized in the balance sheet	66.9	71.5

	Company and Regentrealm
	Netherlands Scheme
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Benefit obligation at beginning of period	40.2	41.5
Service cost	0.5	0.4
Interest cost	2.1	2.0
Expenses	(3.3)	(0.3)
Actuarial gain	(0.6)	(3.7)
Benefits paid	—	(2.4)
Foreign exchange	3.4	2.7

Benefit obligation at end of period	42.3	40.2

Market value of assets at beginning of period	40.3	47.2
Employer contributions	0.7	0.5
Benefits paid	(3.3)	(2.4)
Expenses	—	(0.3)
Actual investment return	3.3	(7.7)
Foreign exchange	3.4	3.0

Market value of assets at end of period	44.4	40.3

Funded status	2.1	0.1
Unrecognized net loss	5.8	6.9

Net prepaid pension expense	7.9	7.0

Prepaid benefit costs	7.9	7.0
Accrued benefit liability	—	—
Additional minimum pension liability adjustment	—	—

Net amount recognized in the balance sheet	7.9	7.0

        The principal assumptions used in calculating the income statement charge were as follows:

	Company and Regentrealm
UK Schemes	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
Rate of return on assets	7.1%	6.5%	6.9%
Discount rate	5.4%	5.5%	5.9%
Future salary increases	4.3%	3.8%	4.0%
Future pension increase	2.7%	2.4%	2.5%
Netherlands Scheme
Rate of return on assets	6.0%	6.0%	6.5%
Discount rate	5.3%	5.3%	5.3%
Future salary increases	3.5%	3.5%	3.5%
Future pension increase	1.5%	1.5%	2.0%

        Pension expense comprises:

	Company and Regentrealm			Company and Regentrealm
	UK Schemes			Netherlands Scheme
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended December 29, 2001
	(£ million)			(£ million)
Service cost	17.1	17.1	20.2	0.5	0.4	0.5
Interest cost	50.3	49.7	48.6	2.1	2.1	2.3
Expected return on plan assets	(55.7)	(62.5)	(61.8)	(2.5)	(2.8)	(3.3)
Amortization of prior service cost	0.4	0.4	0.4	0.3	—	—
Amortization of net loss	1.9	—	—	—	—	—

Pension expense/(income)	14.0	4.7	7.4	0.4	(0.3)	(0.5)

        On December 23, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 132 (revised 2003), "Employee Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements 87, 88 and 106, and a revision of FASB Statement 132. This requires the following additional information for the UK Schemes:

Cash flows

        The Group anticipates contributing approximately £22.0 million to its UK Schemes in 2004 (2003: £9.4 million, 2002: £8.4 million).

Plan assets

        The Groups' UK Schemes' weighted average allocations at January 3, 2004 and December 28, 2002, and target allocations by asset category at January 3, 2004, were as follows:

	Target Allocation	Percentage of UK Schemes Assets
	53 weeks ended January 3, 2004	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(%)	(%)	(%)
Asset Category
Equity securities	75	77	74
Debt securities	25	22	25
Other assets	—	1	1

Total	100	100	100

        Long-term policy targets are set by the UK Scheme investment fund trustees based upon current market and economic environments, actual asset allocation may periodically deviate from policy targets as determined by the UK Scheme investment fund trustees.

Assumptions

        The following are the principal actuarial assumptions, used for calculating the January 3, 2004 and December 28, 2002 funded status of the UK Schemes:

	Funded Status
	2003	2002
Weighted average %	(%)	(%)
Discount rate	5.4	5.5
Future salary increases	4.3	3.8
Return on assets	7.1	6.5

        The overall expected long-term return on plan assets was determined based on outside published and internal capital market forecasts for each asset class. The measurement date used to determine pension benefit measurements for the UK Schemes was January 3, 2004.

Accumulated benefit obligation

        The accumulated benefit obligation for the UK Schemes was £995.6 million and £854.4 million at January 3, 2004 and December 28, 2002, respectively.

Additional information required by U.S. GAAP in respect of deferred taxation

        The analysis of the deferred taxation balance under U.S. GAAP is as follows:

	Company and Regentrealm
	At January 3, 2004	At December 28, 2002
	(£ million)
Deferred taxation liabilities
Excess of book value over taxation value of fixed assets	(16.5)	(23.0)
Other temporary differences	(6.0)	(12.4)

	(22.5)	(35.4)

Deferred taxation assets
Excess of taxation value over book value of fixed assets	2.9	1.1
Tax effect of losses carried forward	172.9	188.9
Other temporary differences	81.1	79.9
Less: Valuation allowance	(152.4)	(160.0)

	104.5	109.9

Net deferred taxation liability	82.0	74.5

Of which:
Current	(47.8)	(41.0)
Non-current	129.8	115.5

	82.0	74.5

        Valuation allowances are provided mainly on capital losses and other non-trading losses, which can only be utilized against future capital gains and non-trading profits respectively. Provision is made to the extent that the Company and Regentrealm believe it is more likely than not that the tax benefit will not be realized.

        At January 3, 2004, the Group had tax losses carried forward of approximately £520 million (2002: £572 million). Of these, approximately £480 million (2002: £508 million) relate to capital and non-trading losses in the United Kingdom, which have no expiry dates but can only be relieved against future U.K. capital and non-trading profits, respectively. The balance of £40 million (2002: £64 million) arises in France, Spain and Belgium and the United States, with £36 million (2002: £59 million) expiring at various dates through 2013 and the remaining £4 million (2002: £5 million) having no expiry date.

Concentrations of credit risk

        Potential concentrations of credit risk to the Group consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables across Europe comprise a large, widespread customer base.

        The Group did not consider there to be any significant concentration of credit risk at January 3, 2004 or December 28, 2002.

New U.S. accounting standards

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities"

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Variable interest entities ("VIEs") are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability based on criteria set forth in the interpretation. All VIEs, with which the company is involved, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE for financial reporting purposes. As at January 3, 2004, the Group had no VIEs.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize a liability, at inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. As at January 3, 2004, the Group had no guarantees in place to which FIN 45 refers.

26    Post balance sheet events

        On February 3, 2004 the Company announced its intention to issue additional 10.75% Senior Subordinated Sterling Notes due 2011 and 10.625% Senior Subordinated Euro Notes due 2011 for proceeds of approximately £75 million. The offering was completed on February 16, 2004 and the company issued £45.0 million 10.75% Senior Subordinated Sterling Notes 2011 at a premium of 11% and €32.5 million 10.625% Senior Subordinated Euro Notes 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes have been issued on the same terms and under the same Indenture as the outstanding £120 million 10.75% Senior Subordinated Sterling Notes 2011 and €160 million 10.625% Senior Subordinated Euro Notes 2011 which were issued in April 2001. Of the proceeds, £1.0 million has been used to finance the issue costs, £40.0 million to prepay a portion of the Group's Senior Facility and the remainder will be used to finance the acquisition of Triunfo Productos Alimanetarios S.A.. On February 23, 2004, the Group announced it had reached an agreement to acquire Triunfo Productos Alimanetarios S.A., a biscuit manufacturer in Portugal for approximately €40 million. The acquisition, which is currently subject to approval by the Portuguese competition authorities, supports the Group's strategy of becoming the leading Iberian biscuit manufacturer.

UNITED BISCUITS FINANCE plc

VALUATION AND QUALIFYING ACCOUNTS

	Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	(£ million)
53 weeks ended January 3, 2004
Provisions for bad and doubtful debts	1.9	0.4	0.2	(0.2)	2.3
52 weeks ended December 28, 2002
Provisions for bad and doubtful debts	1.2	0.6	0.2	(0.1)	1.9
52 weeks ended December 29, 2001
Provisions for bad and doubtful debts	0.6	0.8	(0.1)	(0.1)	1.2

REGENTREALM LIMITED

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	(£ million)
53 weeks ended January 3, 2004
Provisions for bad and doubtful debts	1.9	0.4	0.2	(0.2)	2.3
52 weeks ended December 28, 2002
Provisions for bad and doubtful debts	1.2	0.6	0.2	(0.1)	1.9
52 weeks ended December 29, 2001
Provisions for bad and doubtful debts	0.6	0.8	(0.1)	(0.1)	1.2

S-1

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. The Offer and Listing
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
EXHIBIT INDEX
UNITED BISCUITS FINANCE plc REPORT OF INDEPENDENT AUDITORS
REGENTREALM LIMITED REPORT OF INDEPENDENT AUDITORS
UNITED BISCUITS FINANCE plc CONSOLIDATED PROFIT AND LOSS ACCOUNTS(1)
UNITED BISCUITS FINANCE plc CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES(1)
UNITED BISCUITS FINANCE plc CONSOLIDATED BALANCE SHEETS(1)
UNITED BISCUITS FINANCE plc CONSOLIDATED CASH FLOW STATEMENTS(1)
UNITED BISCUITS FINANCE plc CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S FUNDS
REGENTREALM LIMITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS(1)
REGENTREALM LIMITED CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES(1)
REGENTREALM LIMITED CONSOLIDATED BALANCE SHEETS(1)
REGENTREALM LIMITED CONSOLIDATED CASH FLOW STATEMENTS(1)
REGENTREALM LIMITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S FUNDS
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED NOTES TO THE FINANCIAL STATEMENTS
UNITED BISCUITS FINANCE plc VALUATION AND QUALIFYING ACCOUNTS
REGENTREALM LIMITED VALUATION AND QUALIFYING ACCOUNTS