Form 20-F
period 2005-01-01
UNITED BISCUITS FINANCE PLC
filed 2005-04-06
CIK 1161618

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2005.
OR
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
10 3/4% Senior Subordinated Notes due 2011
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

☐ Item 17    ☒ Item 18

TABLE OF CONTENTS

PART I
ITEM 1.	Identity of Directors, Senior Management and Advisors
ITEM 2.	Offer Statistics and Expected Timetable
ITEM 3.	Key Information
ITEM 4.	Information on the Company
ITEM 5.	Operating and Financial Review and Prospects
ITEM 6.	Directors, Senior Management and Employees
ITEM 7.	Major Shareholders and Related Party Transactions
ITEM 8.	Financial Information
ITEM 9.	The Offer and Listing
ITEM 10.	Additional Information
ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk
ITEM 12.	Description of Securities Other than Equity Securities
PART II
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
ITEM 15.	Controls and Procedures
ITEM 16.	[RESERVED]
ITEM 16A.	Audit Committee Financial Expert
ITEM 16B.	Code of Ethics
ITEM 16C.	Principal Accountant Fees and Services
ITEM 16D.	Exemptions from the Listing Standards for Audit Committees
ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
ITEM 17.	Financial Statements
ITEM 18.	Financial Statements
ITEM 19.	Exhibits
Signatures
FINANCIAL STATEMENTS

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

        In April 2000, funds advised or managed by Cinven Limited ("Cinven"), Paribas Affaires Industrielles (now PAI management) ("PAI"), DB Capital Partners ("DB Capital"), whose interests in the Company were acquired by MidOcean Partners, LLP ("MidOcean") in February 2003, and Nabisco, now controlled by Kraft Foods Inc., (collectively, the "Equity Sponsors") acquired United Biscuits (Holdings) plc through a public tender offer and subsequently renamed it United Biscuits (Holdings) Limited ("United Biscuits"). In connection with this acquisition, a group of entities, including UB Finance and Regentrealm, were formed as financing vehicles. UB Finance, through its subsidiaries, holds 100% of the equity of United Biscuits, which acts as the holding company of our operating subsidiaries.

Accounting Periods and Financial Information

        We generally present our financial information based on 13 periods of four calendar weeks. As a result, our fiscal year consists of 52 weeks, our first fiscal quarter consists of four periods (16 weeks) and our remaining three fiscal quarters each consists of three periods (12 weeks). Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our current fiscal year consists of 52 weeks and our next fiscal year, covering 2005, will consist of 52 weeks and will end on December 31, 2005. See Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Significant Factors Affecting Our Results of Operations—Seasonality and Accounting Periods."

        Unless the context otherwise indicates, financial information and data for our business for:

  •
  2004 means the 52-week period ended January 1, 2005;

  •
  2003 means the 53-week period ended January 3, 2004; and

  •
  2002 means the 52-week period ended December 28, 2002.

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

Market Information

        The market, industry and product segment data contained in this annual report have been taken from industry and other sources available to us and in some cases adjusted based on our management's industry and other knowledge. All market share information in this annual report is based on the retail value of the referenced entity's share of the total retail sales of the referenced market for the calendar year 2004. We have not independently verified any third-party market information. Similarly, while we believe our internal estimates are reliable, they have not been verified by any independent sources and we cannot assure you as to their accuracy.

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

  •
  our ability to implement our business strategy effectively;

  •
  our ability to successfully integrate our acquisitions and to complete our internal reorganization initiatives;

  •
  the cost of funding our pension schemes may impact the cash flow generated by our operations;

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

        The following tables set forth selected historical consolidated financial information for:

  •
  United Biscuits, our predecessor, for the 15-week period ended April 14, 2000, the date United Biscuits was acquired by a subsidiary of UB Finance;

  •
  UB Finance as of December 30, 2000 and for the fiscal period from March 10, 2000 (inception) to December 30, 2000 and as of and for the fiscal years ended December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005; and

  •
  Regentrealm as of and for the fiscal years ended December 30, 2000, December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005.

        The data for the 15-week period ended April 14, 2000 for United Biscuits have been extracted or derived from audited consolidated financial statements of United Biscuits that are not included in this annual report. The data as of December 30, 2000, for the period from March 10, 2000 (inception) to December 30, 2000, as of and for the fiscal year ended December 29, 2001 and as of December 28, 2002 for UB Finance, and as of and for the fiscal years ended December 30, 2000 and December 29, 2001 and as of December 28, 2002 for Regentrealm have been extracted or derived from audited consolidated financial statements of UB Finance and Regentrealm, respectively, that are not included in this annual report. The data as of January 3, 2004 and January 1, 2005 and for the fiscal years ended December 28, 2002, January 3, 2004 and, January 1, 2005 have been extracted or derived from the audited consolidated financial statements of UB Finance and Regentrealm, respectively, included elsewhere in this annual report. All of these consolidated financial statements have been audited by Ernst & Young LLP, our independent registered public accounting firm, or its predecessor firm, Ernst & Young.

        We have revised the definition of turnover to reflect emerging best practice in the United Kingdom provided by Application Note G to Financial Reporting Standard 5 "Reporting the Substance of Transactions" ("FRS 5"). As a result of this change, certain payments to customers are now reported as a direct deduction from revenue rather than within distribution, selling and marketing costs.

        You should read the following selected financial information in conjunction with the information contained in Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements of UB Finance and Regentrealm and the related notes thereto included elsewhere in this annual report.

Selected Financial Data

Amounts in accordance with U.K. GAAP:

	United Biscuits (Holdings) Limited	United Biscuits Finance plc
	15 weeks ended April 14, 2000	Period from March 10, 2000 (inception) to December 30, 2000	52 weeks ended December 29, 2001 Restated(3)	52 weeks ended December 28, 2002 Restated(3)	53 weeks ended January 3, 2004 Restated(3)	53 weeks ended January 1, 2005
	(£ million)
Profit and Loss Account Data:
Turnover
Continuing operations	272.9	858.0	1,133.0	1,154.7	1,170.7	1,140.3
Acquisitions	—	—	—	—	—	69.8

	272.9	858.0	1,133.0	1,154.7	1,170.7	1,210.1
Discontinued operations	55.6	22.7	27.8	27.0	24.1	13.5

	328.5	880.7	1,160.8	1,181.7	1,194.8	1,223.6

Group operating profit/(loss) before goodwill amortization and exceptional items:
Continuing operations	7.3	84.6	102.1	123.1	114.9	88.7
Acquisitions	—	—	—	—	—	15.0

	7.3	84.6	102.1	123.1	114.9	103.7
Discontinued operations	1.1	0.9	(1.3)	(2.8)	(6.1)	(1.0)

	8.4	85.5	100.8	120.3	108.8	102.7
Goodwill amortization	(0.8)	(21.9)	(36.4)	(40.7)	(36.5)	(37.7)
Operating exceptional items	(10.0)	(16.8)	(42.3)	(35.4)	(61.7)	(19.8)

Group operating (loss)/profit	(2.4)	46.8	22.1	44.2	10.6	45.2
Other exceptional income	—	—	—	—	3.5	—
Share of operating profit in joint ventures	1.4	2.2	1.2	0.6	0.6	0.6

Operating (loss)/profit	(1.0)	49.0	23.3	44.8	14.7	45.8
Non-operating exceptional items	(9.2)	(0.6)	(8.9)	11.1	(1.9)	0.3

(Loss)/profit before interest	(10.2)	48.4	14.4	55.9	12.8	46.1
Interest	(3.8)	(103.3)	(154.9)	(142.8)	(158.2)	(163.2)
Other finance income/(expense)	—	—	9.0	9.0	(6.0)	(5.7)

Loss before taxation	(14.0)	(54.9)	(131.5)	(77.9)	(151.4)	(122.8)
Taxation	(8.3)	(40.1)	29.9	27.9	10.2	(3.7)

Loss for the period	(22.3)	(95.0)	(101.6)	(50.0)	(141.2)	(126.5)

Other Financial Data:
Business profit(1)	21.7	116.9	153.9	175.9	170.9	164.0
Capital expenditure:
Continuing operations	11.9	42.9	48.1	57.7	60.2	54.1
Total operations	12.6	43.2	48.3	59.2	60.5	54.1
Balance Sheet Data (at end of period):
Total assets		1,758.9	1,540.3	1,450.1	1,399.9	1,675.1
Long-term debt(2)		718.2	690.3	632.7	624.8	920.7
Ordinary share capital		2.0	2.0	2.0	2.0	2.0
Shareholder's deficit		(106.4)	(263.9)	(472.1)	(641.2)	(748.2)

Footnotes appear on following page.

Selected Financial Data

Amounts in accordance with U.K. GAAP:

	Regentrealm Limited
	52 weeks ended December 30, 2000	52 weeks ended December 29, 2001 Restated(3)	52 weeks ended December 28, 2002 Restated(3)	53 weeks ended January 3, 2004 Restated(3)	53 weeks ended January 1, 2005
	(£ million)
Profit and Loss Account Data:
Turnover
Continuing operations	858.0	1,133.0	1,154.7	1,170.7	1,140.3
Acquisitions	—	—	—	—	69.8

	858.0	1,133.0	1,154.7	1,170.7	1,210.1
Discontinued operations	22.7	27.8	27.0	24.1	13.5

	880.7	1,160.8	1,181.7	1,194.8	1,223.6

Group operating profit before goodwill amortization and exceptional items
Continuing operations	84.6	102.1	123.1	114.9	88.7
Acquisitions	—	—	—	—	15.0

	84.6	102.1	123.1	114.9	103.7
Discontinued operations	0.9	(1.3)	(2.8)	(6.1)	(1.0)

	85.5	100.8	120.3	108.8	102.7
Goodwill amortization	(21.9)	(36.4)	(40.7)	(36.5)	(37.7)
Operating exceptional items	(16.8)	(42.3)	(35.4)	(61.7)	(19.8)

Group operating profit	46.8	22.1	44.2	10.6	45.2
Other exceptional income	—	—	—	3.5	—
Share of operating profit in joint ventures	2.2	1.2	0.6	0.6	0.6

Operating profit	49.0	23.3	44.8	14.7	45.8
Non-operating exceptional items	(0.6)	(8.9)	11.1	(1.9)	0.3

Profit before interest	48.4	14.4	55.9	12.8	46.1
Interest	(97.8)	(149.3)	(141.8)	(157.2)	(162.9)
Other finance income/(expense)	—	9.0	9.0	(6.0)	(5.7)

Loss before taxation	(49.4)	(125.9)	(76.9)	(150.4)	(122.5)
Taxation	(40.1)	29.9	27.9	10.2	(3.7)

Loss for the period	(89.5)	(96.0)	(49.0)	(140.2)	(126.2)

Other Financial Data:
Business profit(1)	116.9	153.9	175.9	170.9	164.0
Capital expenditure:
Continuing operations	42.9	48.1	57.7	60.2	54.1
Total operations	43.2	48.3	59.2	60.5	54.1
Balance Sheet Data (at end of period):
Total assets	1,795.5	1,560.6	1,470.4	1,421.2	1,698.7
Long-term debt(2)	389.8	481.4	416.0	398.3	620.8
Ordinary share capital	2.0	2.0	2.0	2.0	2.0
Shareholder's deficit	(101.1)	(252.8)	(460.0)	(628.1)	(734.8)

(1)
See Non-GAAP Financial Data.

(2)
Long-term debt is stated including unamortized debt premium and less unamortized debt issuance costs. Long-term debt does not include any amount due to a parent company.

(3)
The amounts for 2001, 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements). It is not practicable to restate the amounts for 2000.

Selected Financial Data

Amounts in accordance with U.S. GAAP:

	United Biscuits (Holdings) Limited	United Biscuits Finance plc
	15 weeks ended April 14, 2000	Period from March 10, 2000 (inception) to December 30, 2000	52 weeks ended December 29, 2001 Restated(1)	52 weeks ended December 28, 2002 Restated(1)	53 weeks ended January 3, 2004 Restated(1)	53 weeks ended January 1, 2005
	(£ million)
Profit and Loss Account Data:
Sales from continuing operations	272.9	858.0	1,108.4	1,125.4	1,137.3	1,173.4
Total sales	328.5	880.7	1,135.8	1,151.8	1,160.7	1,186.4
Operating (loss)/income from continuing operations	(8.5)	38.2	41.6	95.4	75.4	71.7
Operating (loss)/income	(8.3)	38.6	40.2	92.4	63.8	70.1
Net loss from continuing operations	(9.6)	(59.0)	(101.2)	(5.4)	(86.4)	(97.0)
Net loss for the period	(10.4)	(57.6)	(101.4)	(12.4)	(96.6)	(98.9)
Balance Sheet Data (at end of period):
Total assets		1,808.0	1,572.6	1,528.0	1,502.6	1,826.4
Long-term debt		733.5	711.1	650.1	633.3	930.4
Shareholder's deficit(1)		(68.9)	(227.3)	(392.7)	(504.7)	(578.5)
	Regentrealm Limited
	52 weeks ended December 30, 2000	52 weeks ended December 29, 2001 Restated(1)	52 weeks ended December 28, 2002 Restated(1)	53 weeks ended January 3, 2004 Restated(1)	53 weeks ended January 1, 2005
	(£ million)
Profit and Loss Account Data:
Sales from continuing operations	858.0	1,108.4	1,125.4	1,137.3	1,173.4
Total sales	880.7	1,135.8	1,151.8	1,160.7	1,186.4
Operating income from continuing operations	38.2	41.6	95.4	75.4	71.7
Operating income	38.6	40.2	92.4	63.8	70.1
Loss from continuing operations	(53.5)	(95.6)	(4.4)	(85.4)	(96.7)
Net loss for the period	(52.1)	(95.8)	(11.4)	(95.6)	(98.6)
Balance Sheet Data (at end of period):
Total assets	1,841.2	1,583.5	1,540.0	1,516.6	1,841.7
Long-term debt	400.4	493.7	426.1	400.5	629.2
Shareholder's deficit(1)	(63.4)	(216.2)	(380.6)	(491.6)	(565.1)

(1)
Shareholder's deficit in accordance with U.S. GAAP has been restated as at January 3, 2004, December 28, 2002 and December 29, 2001 to reflect the revised deferred tax adjustment following the adoption of FRS 17 in 2003, which was accounted for as a prior year adjustment under U.K. GAAP. (See Note 25 of Notes to the Financial Statements.)

Non-GAAP Financial Data

Business Profit

        Business profit from continuing operations is the primary measure by which our management monitors our business performance. Business profit from continuing operations represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for 2002, 2003 and 2004 are set out in Note 4 of Notes to the Financial Statements included elsewhere in this annual report.

	United Biscuits (Holdings) Limited	United Biscuits Finance plc
	15 weeks ended April 14, 2000	Period from March 10, 2000 (inception) to December 30, 2000	52 weeks ended December 29, 2001	52 weeks ended December 28, 2002	53 weeks ended January 3, 2004	52 weeks ended January 1, 2005
	(£ million)
Reconciliation of Business Profit from Continuing Operations to U.K. GAAP Data:
(Loss)/profit before interest	(10.2)	48.4	14.4	55.9	12.8	46.1
Share of profit of joint ventures	(1.4)	(2.2)	(1.2)	(0.6)	(0.6)	(0.6)
Discontinued operations	(0.2)	(0.4)	1.4	3.0	11.6	1.6
Depreciation, continuing operations	13.5	32.3	51.8	52.8	56.0	60.3
Operating exceptionals, continuing operations	10.0	16.3	42.2	35.2	56.2	19.2
Goodwill amortization	0.8	21.9	36.4	40.7	36.5	37.7
Non-operating exceptionals	9.2	0.6	8.9	(11.1)	1.9	(0.3)
Other exceptional income	—	—	—	—	(3.5)	—

Business profit from continuing operations	21.7	116.9	153.9	175.9	170.9	164.0

Currency and Exchange Rate Data

        The following table provides, for the periods indicated, information concerning the exchange rate for pounds sterling expressed in U.S. dollars per £1.00 based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended December 31,	Period End	Average Rate*	High	Low
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.84	1.95	1.75

*
The average of the noon buying rates on the last business day of each month during the applicable year.

        The following table provides, for the periods indicated, the high and low noon buying rates for pounds sterling expressed in U.S. dollars per £1.00.

Month and Year	High	Low
September 2004	1.81	1.77
October 2004	1.84	1.78
November 2004	1.91	1.83
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005	1.92	1.86
March 2005	1.93	1.87

        We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        Our business, and an investment in us, is subject to a number of significant risks, including those described below. These risks are not the only ones that we face. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Substantial Leverage—Our substantial debt could adversely affect our business and prevent us from fulfilling our obligations under the senior subordinated notes.

        We have a substantial amount of debt and significant debt service obligations. As of January 1, 2005, our outstanding long-term debt (including current maturities) was £945.0 million. We anticipate that our substantial leverage will continue for the foreseeable future.

        Our high level of debt may have important negative consequences for you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the senior subordinated notes;

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

Ability to Service Debt—We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control which may affect our ability to meet our obligations to the senior subordinated noteholders.

        Our ability to make scheduled payments on, and satisfy our obligations under, our indebtedness, including our senior credit facility and the senior subordinated notes, depends upon our future operating performance. Our future operating performance, in turn, will be affected by the successful implementation of our business strategy as well as general economic, competitive, market, business and other conditions, many of which are beyond our control. We believe that, based on current levels of operations and anticipated future growth, our expected cash flows from operations, together with available borrowings under our bank facilities, will be adequate to meet our anticipated working capital, capital expenditure and scheduled principal and interest obligations. If future cash flow is insufficient to make scheduled payments on our debt, we will need to refinance all or a portion of our debt, including our senior credit facility and the senior subordinated notes, before maturity, or to obtain additional financing or sell assets. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all. See Item 5. "Operating and Financial Review and Prospects."

Risks of Business Strategy—Our ability to improve our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

        Our business strategy is to increase our cash flow and profitability by implementing initiatives aimed at achieving cost savings and generating profitable branded growth. If we are unsuccessful in implementing our business strategy and achieving cost savings, generating profitable branded growth or increasing our cash flow or profitability, we may be unable to fulfill our obligations according to or to comply with the financial covenants under our senior credit facility. In order to realize expected cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize operating efficiencies and rationalize our manufacturing capacity. The cost of these plans in 2004 was approximately £64 million and we expect to spend approximately £50 million in 2005 to achieve overall cost savings. Our ability to generate profitable branded growth will depend on our successful promotion of our products, our ability to develop new innovations and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy to accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. Implementing our strategy will require significant management resources and may affect our management's ability to focus on our other objectives. We cannot assure you that we will be successful in achieving cost savings, generating profitable branded growth or in increasing our cash flow or profitability. If we are unsuccessful in implementing our business strategy we may be unable to fulfill our obligations under the senior subordinated notes and comply with the financial covenants under our senior credit facility.

Significant acquisitions made by us may have an adverse effect on our results of operations.

        We made two strategic acquisitions in 2004. Significant acquisitions may adversely affect our results of operations. Acquisitions require the attention of our management and may require the diversion of other resources. We cannot assure you that we will be able to manage our current or any future acquisitions profitably, or to integrate such acquisitions successfully, without substantial costs, delays or other problems. In addition, we cannot assure you that any companies acquired will achieve levels of profitability that will justify the investment we made in them.

Defined Benefit Pension Schemes—Our results of operations may be adversely affected by the cost of funding our pension schemes.

        We operate defined benefit pension arrangements in the United Kingdom and the Netherlands that have liabilities to retired employees, to previous employees who have left our service but who are not yet drawing pension benefits and to current employees who are members of the plans. Both we and current employees who are members of the plans contribute to funds that are invested in order to meet these liabilities.

        Investment fund trustees determine the investment strategy of the funds. They receive independent advice to enable them to implement the strategy. In order to take advantage of the higher returns that equity investment has historically generated, a substantial proportion of the funds are invested in equities. This investment strategy, while it has been successful over the long term, carries the risk that a decline in equity values could increase the current funding deficit, which may require us to increase our contributions. If we are unable or unwilling to increase contributions to a level agreed to by the trustees and the independent actuary, then the schemes could be wound up, which would crystallize a significant one-off cash liability for us. At January 1, 2005, the net pension deficit on our UK pension schemes was £229.7 million. As a result of recently implemented or soon to be implemented, legislative and regulatory changes including those contained in the Finance Act 2004 and the Pensions Act 2004 we may be subject to additional pension liabilities and may have to increase our pension contributions. The cost of complying with the new pension legislation, the payment of higher contributions or a one-off cash liability could impair our ability to invest in programs to reduce cost or to drive profitable branded growth, or could restrict our ability to meet our obligations under the senior subordinated notes as they fall due. Closure of the schemes or any changes to the benefits provided or to the employee contribution rate could also have industrial relations consequences that might impair our ability to service demand and generate cash.

Significant Competition—We offer products in highly competitive markets, and our failure to compete effectively might adversely affect our results of operations.

        The biscuit and snack industries as well as the markets for our products, are highly competitive. We compete primarily on the strength of our brands, the quality of our products, product innovation and price. Our ability to compete effectively requires continuous efforts in sales and marketing of our existing products, developing new products and cost rationalization. As we cannot predict the actions of our competitors or their effect on our ability to market and sell our products, we cannot assure you that the competitive environment in our markets will not have a negative impact on our future business performance. For further information on competition and our competitors in the markets and the market segments in which we compete, see Item 4.B. "Information on the Company—Business Overview—Competition."

Consolidation of Grocery Retailers in Our Markets—Our results of operations may be adversely affected by the consolidation of grocery retailers.

        There is an increasing trend towards consolidation in the retail grocery industry in the United Kingdom and continental Western Europe. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One Get One Free" in order to promote their products and gain market share. Although we believe we can leverage our strong brands and leading market positions to mitigate the impact of these campaigns, historically these campaigns have adversely affected our results of operations. Since 2003, it has become more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. In addition, price competition between retailers reduced retail prices for certain retailer-brand products, limiting demand for our branded product offerings. On some "key-value" branded items, retail prices have also been reduced; however, this has reduced the incentive for retailers to support these products with in-store promotions.

Dependence on Raw Materials—Our ability to pass price increases of raw materials on to our customers could adversely affect our results of operations.

        The prices of many of our raw materials are affected by government agricultural policies, the operations of our suppliers, currency movements, political upheavals and acts of God, such as severe weather conditions. While we source raw materials from a wide range of suppliers or believe that we can source them from alternative suppliers, we cannot assure you that we would be able to obtain sufficient supplies from our sources or that, in the event of a supply disruption or other adverse event that affects our sources, our raw material costs would not increase. To the extent we are able to obtain sufficient quantities of raw materials in the event of a supply disruption, our ability to pass through any increase in raw materials costs to our customers would depend upon competitive conditions and pricing methods employed in the various markets in which we sell our products. Consequently, a material or prolonged supply disruption could adversely affect our results of operations.

Supply and Manufacturing Processes—Product quality and safety issues may result in damage to the reputation of our brands and the termination of agreements or licenses to operate one or more of our brands and may affect our relationship with our customers.

        Our products are subject to a number of supply and manufacturing processes. A failure in our systems and procedures which control the quality of these processes, or the occurrence of some other, perhaps external, event (for example, a third-party contamination or tampering incident), may result in the need to take remedial action (such as issuing warnings or withdrawing one or more of our product batches), which might not be covered or fully covered by our insurance policies. Remedial actions may harm our relationships both with end consumers of our goods and with our customers and may, where the product is branded, damage the reputation of the relevant brand. If such branded product is manufactured under agreement or license, such a quality control failure may result in the termination of that agreement or license. Any of these circumstances may have an adverse effect on our results of operations.

Currency Fluctuations—We have multinational operations that expose us to currency exchange risks.

        Although a large percentage of our revenues has historically been generated in the United Kingdom, our operations are geographically diverse. We sell our products in approximately 100 countries and currently operate 22 manufacturing facilities located in six countries. Our financial position and results of operations are also, therefore, subject to both currency transaction risk and currency translation risks.

        Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. We also have long-term borrowings and related interest payment obligations in euros. We hedge against foreign currency transaction risk by seeking to match cash inflows in given currencies with our costs and interest payments in the same currency. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials, in connection with our interest payments and in our export business.

        The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. We borrow in euros as appropriate, to minimize the impact of currency translation risk from our overseas operations on our balance sheet. See Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Significant Factors Affecting Our Results of Operations—Currency Fluctuation" and Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk Management."

Trade Hostilities—A trade dispute with the North American Free Trade Area could result in tariffs on our exported products.

        In 2004, we sold £32.9 million of our European-manufactured products within the North American Free Trade Area, which represented 2.7% of our sales for that year. In the past, trade disputes between European and North American trading blocks have resulted in the temporary escalation of tariffs. Although these disputes have not had a significant impact on our trading performance, if future trade disputes resulted in a substantial increase in tariffs on biscuits or crackers, our trade in North America could be significantly damaged and our results of operations could be adversely affected.

Brands and Intellectual Property Rights—Some of our intellectual property rights could be challenged or lapse.

        About 85% of our sales from continuing operations in 2004 were from branded products. Our principal trademarks are registered in the United Kingdom, and we have trademark registrations for various products in approximately 100 other countries. We use an automated system, which prompts us to initiate trademark renewals. In addition the United Kingdom Patent Office sends out renewal notices. If our system should fail, particularly in respect of trademarks registered outside of the United Kingdom it is possible that some of our intellectual property rights could lapse. We also have licensing arrangements under which we sell our products, including our licenses from Nabisco to market specified Nabisco brands and our license from Groupe Danone S.A. ("Danone") to market the TUC brand. While we will continue to use our best efforts to successfully enforce our trademark and licensing rights against infringement by third parties, we cannot assure you that our actions to establish and protect our trademark and license rights are adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products that violate their trademarks and proprietary rights. If a competitor were to infringe trademarks or licenses held by us, enforcing our rights would likely be costly and would divert funds and resources that could otherwise be used to operate our business. In addition, our licensing arrangements are subject to the competition laws of various jurisdictions, and these might be used, in the event of a successful challenge, to modify or render unenforceable any terms deemed to infringe such laws. We cannot assure you that we would be successful in enforcing our intellectual property rights. See Item 8.A.7. "Financial Information—Legal Proceedings."

Taxation—Changes in fiscal legislation and regulation in the various jurisdictions in which we operate may affect the taxes that we pay.

        Our fiscal presence is predominantly centered in six European countries. We are subject to fiscal legislation and regulation in each of these countries and the framework may be subject to change from time to time. We cannot assure you that such change will not be adverse.

        We have a high level of debt and substantial associated interest costs consisting of cash (payments and accruals) and non-cash (accruals and discount) interest. In the United Kingdom we have obtained deductions both for cash interest and for the non-cash interest on debt provided by our Equity Sponsors at the time of the UB acquisition. Recent changes and proposed changes to the loan relationship rules and the transfer pricing legislation impact the way in which non-cash interest and discount deductions for corporate income tax purposes will be allowed. This is anticipated to have the result that the non-cash interest on debt provided by our Equity Sponsors will no longer be eligible for a tax deduction. While we expect to be able to benefit from proposed transitional provisions, which preserve tax deductions until March 31, 2007, there can be no assurance that this will be achieved. We cannot assure you that the legislative changes and proposed changes will not cause us to incur significant additional tax liabilities in the United Kingdom from 2006 or 2007 onwards depending on the outcome of our review of the recent and proposed changes.

Restrictions on Operations—Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

        Various covenants, contained in our debt instruments including our senior credit facility and the indenture governing the senior subordinated notes, restrict our ability to:

  •
  borrow money;

  •
  pay dividends or make other distributions;

  •
  grant liens on our assets;

  •
  make asset dispositions;

  •
  make investments;

  •
  enter into transactions with affiliates; or

  •
  merge, consolidate or transfer all or substantially all of our assets.

        These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. These restrictions on our operations may adversely affect our ability to make payments on the senior subordinated notes. See Item 5.B. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Service Obligations."

Government Regulation—We are subject to extensive regulation.

        As a manufacturer of products intended for human consumption, we are subject to extensive United Kingdom and pan-European government regulation over issues such as product composition, packaging, labeling, advertising and the safety of our products; the health, safety and working conditions of our employees; integrated pollution control; and our competitive and marketplace conduct.

        Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly more-stringent environmental protection standards on us and affect air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, energy efficiency, waste disposal practices and environmental clean-up, among other things. We may, therefore, be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities.

        We are not aware of any existing environmental or product-related liabilities, claims, investigations or proceedings that could reasonably be expected to have a material adverse effect on our financial position. However, we cannot predict future environmental liabilities or assure you that amounts we have provided and budgeted for will be adequate.

        Our business and commercial arrangements, including acquisitions and commercial contracts, are subject to extensive regulation under the competition laws of the European Union, United Kingdom, and other EU Member States insofar as they relate to acquisitions and joint ventures, contractual relationships, and various distribution practices. We cannot assure you that all the terms of our business and commercial arrangements are not currently or will not be made unenforceable under these laws and regulations.

        From time to time, additional legislative initiatives may be introduced that will affect our operations and the conduct of our businesses, and we cannot assure you that in future the cost of complying with these initiatives, or the effects of these initiatives, will not have a material adverse effect on our results of operations. For further information, see Item 4.B. "Information on the Company—Business Overview—Regulatory Matters" and Item 4.D. "Information on the Company—Property, Plants and Equipment—Environmental Matters."

Effective Control by the Equity Sponsors—The interests of our Equity Sponsors may conflict with your interests.

        Funds controlled by Cinven, PAI and MidOcean beneficially own 97% of the voting equity of United Biscuits Group (Investments) Ltd ("UB Parent"). Messrs. Robert Bradish, Graham Clempson and Bertrand Meunier, members of the UB Finance board of directors, are also either directors or members of senior management of our Equity Sponsors. Under the shareholders agreement of UB Parent, Nabisco has significant veto rights over UB Parent and its subsidiaries, including for the sale or merger of UB Parent and its subsidiaries. Under the consortium agreement, the other Equity Sponsors also have significant veto rights over United Biscuits (Equity) Ltd, a Cayman Islands company which owns UB Parent and its subsidiaries. Therefore, the Equity Sponsors have a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders. We cannot assure you that the interests of the Equity Sponsors will not conflict with your interests. See Item 7. "Major Shareholders and Related Party Transactions."

Holding Company Structure—Both UB Finance and Regentrealm are holding companies with no revenue-generating operations of their own.

        UB Finance relies on payments from its subsidiaries to generate the funds necessary to make payments on the senior subordinated notes. UB Finance is a holding company and does not directly conduct any business. The principal assets of UB Finance consist of: (1) its equity interest in Regentrealm, its direct, wholly owned subsidiary; (2) intercompany loans made by UB Finance to Regentrealm with the proceeds of intercompany borrowings from Runecorp Limited, UB Finance's parent; and (3) intercompany loans made by UB Finance to Regentrealm with the proceeds from the senior subordinated notes offerings. As a result, UB Finance depends wholly on dividends and other distributions it receives from Regentrealm, including payments under these intercompany loans, to make payments on the senior subordinated notes. Regentrealm, which is also a holding company and parent of UB Finance's operating subsidiaries, also depends on dividends and other distributions it receives from its subsidiaries. The ability of UB Finance's subsidiaries to make payments to Regentrealm depends on their cash flow and earnings. In addition, dividends from UB Finance's subsidiaries are limited by local corporate law, which in Europe typically limits dividends to accumulated earnings of the relevant subsidiary. Because of the holding company structure, UB Finance may not be able to receive sufficient funds from its subsidiaries to pay the principal of and interest on the senior subordinated notes.

Contractual and Structural Subordination—Noteholders rights to receive payments under the senior subordinated notes and UB Finance's right to receive payments under the intercompany loans are unsecured and subordinated to the senior debt of UB Finance and Regentrealm and to all debt of our subsidiaries other than Regentrealm.

        The indenture governing the senior subordinated notes contractually subordinates the notes in right of payment to all existing and future senior debt of UB Finance (including UB Finance's guarantee of our senior credit facility). It also contractually subordinates the Guarantee of Regentrealm to all existing and future senior debt of Regentrealm (including borrowings under our senior credit facility). Furthermore, before the date of repayment of our senior credit facility, the Guarantee will not become due, and no payment may be made under the Guarantee, until after the expiration of a period beginning on the date of occurrence of a payment default on the senior subordinated notes and ending on the first to occur of: (1) the 179th day from that event of default date; (2) the date on which an order is made for the winding-up or dissolution of Regentrealm; and (3) the date on which the shareholders of Regentrealm pass a resolution for the winding-up or dissolution of Regentrealm.

        UB Finance, its parent companies and most of its subsidiaries are parties to an intercreditor deed, dated as of April 28, 2000, with, among others, the lenders under our senior credit facility, as the same may be amended to date (the "Intercreditor Deed"). The Intercreditor Deed contractually subordinates UB Finance's right to receive payments under its intercompany loans to Regentrealm to Regentrealm's obligations under our senior credit facility. In addition, prior to the time our senior credit facility is repaid, the Intercreditor Deed prohibits our subsidiaries from making payments to UB Finance except to fund interest due on the senior subordinated notes, certain permitted investor payments and administrative expenses. Payments to UB Finance from its subsidiaries, including payments under UB Finance's intercompany loans to Regentrealm, will be suspended in the case of a default under our senior credit facility until in the case of a payment default, the default is remedied and, in the case of a non-payment default, 179 days after a payment blockage notice has been served (or if earlier, until the default is remedied or waived or our senior credit facility is repaid in full). Only one blockage notice can be served in any 365-day period. The Intercreditor Deed also provides that, in addition to the payment blockage described above, prior to the time our senior credit facility is repaid, enforcement action may be taken by UB Finance in relation to its intercompany loans to Regentrealm only after the expiration of the period beginning on the date of an occurrence of a payment default on the senior subordinated notes and ending on the first to occur of: (1) the 179th day from that payment default date; (2) the date on which an order is made for the winding-up or dissolution of Regentrealm; or (3) the date on which the shareholders of Regentrealm pass a resolution for the winding-up or dissolution of Regentrealm. See Item 5.B."Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Service Obligations."

        Because UB Finance is a holding company, the senior subordinated notes are structurally subordinated to the obligations of our subsidiaries other than Regentrealm, which guarantees the notes on a senior subordinated basis. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries (other than Regentrealm), UB Finance's creditors (including the noteholders) will have no right to proceed at law against their assets. Creditors of these subsidiaries, including trade creditors and lenders under our senior credit facility, will be entitled to payment in full from the sale or other disposal of these assets in priority to UB Finance, except to the extent that UB Finance may be a distinct creditor with recognized claims against those subsidiaries.

        The senior subordinated notes and the Guarantee are unsecured obligations of UB Finance and Regentrealm, respectively. Debt under our senior credit facility is secured by liens on the assets of UB Finance, including its intercompany loans to Regentrealm and payments made under them and the shares of Regentrealm, the assets of Regentrealm and the shares and assets of Regentrealm's material operating subsidiaries. In the event of a default under our senior credit facility or an insolvency, liquidation, winding-up or similar proceeding relating to Regentrealm or any of UB Finance's other subsidiaries, UB Finance's and Regentrealm's assets would be available to satisfy obligations under our senior credit facility before any payment would be made on the senior subordinated notes or under the Guarantee. Any future secured indebtedness, whether of UB Finance or any of its subsidiaries, including Regentrealm, would effectively rank senior to the senior subordinated notes and the Guarantee.

Rights of Secured Creditors Under Insolvency Laws—U.K. insolvency laws are not as favorable to unsecured creditors as U.S. insolvency laws.

        The lenders under our senior credit facility have a first ranking security interest over all of the shares and tangible and intangible assets of most of our material operating subsidiaries. Both UB Finance and Regentrealm are companies incorporated under the laws of England and Wales and a substantial portion of their assets are located in England. Accordingly, English insolvency law will most likely govern any insolvency proceedings with respect to UB Finance and Regentrealm. However, under the E.U. Regulation on Insolvency Proceedings (EC 1346/2000) (the "Regulation"), if UB Finance's or Regentrealm's "center of main interest" is established in a relevant E.U. state other than the state of its incorporation, insolvency proceedings may be governed by the law of that Member State. Certain rights are excluded from the effect of the Regulation, including certain rights of secured creditors. The procedural and substantive provisions of English insolvency law generally are more favorable to secured creditors than the comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection against the rights of secured creditors and it will generally not be possible for UB Finance, as an unsecured creditor of Regentrealm under the intercompany loans, or the holders of the senior subordinated notes, as unsecured creditors of UB Finance under the senior subordinated notes or unsecured creditors of Regentrealm under the Guarantee, to prevent the secured creditors from enforcing their security to repay the debts. After an event of default occurs, the security agent under our senior credit facility will have the effective right to direct the disposition of any collateral. Therefore, the senior subordinated noteholders' ability to realize on the claims under the notes against UB Finance as an unsecured creditor may be more limited under English law than under U.S. law.

        In addition, under English insolvency law, UB Finance's debt under the senior subordinated notes and Regentrealm's debt under the Guarantee will rank after the claims of certain creditors which are entitled to priority under English insolvency law. These preferred debts include:

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

        As a result of these differences, the protection given to unsecured creditors under English insolvency law will in most cases be less than the protection that would be given to unsecured creditors under chapter 11 of the U.S. Bankruptcy Code. It is possible that we could be subject to insolvency proceedings in other jurisdictions in which we operate. The insolvency laws of those jurisdictions may also differ from U.S. insolvency laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

        We are the leading manufacturer and marketer of biscuits in the United Kingdom and Iberia and second-largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. In the United Kingdom, we are the leading manufacturer and marketer of packaged nuts and the second-largest manufacturer and marketer of savory snacks and crisps. We manufacture and market a wide range of products in continental Western Europe under well-recognized brand names. Branded products accounted for approximately 85% of our sales from continuing operations in 2004. Among our popular brands are: McVitie's, Penguin, go ahead!, McVitie's Jaffa Cakes, Jacob's, Jacob's Cream Crackers, Thai Bites, Twiglets, Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre, Verkade, Hula Hoops, Skips, Mini Cheddars, McCoy's, Phileas Fogg and KP nuts.

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

        Runecorp Limited ("Runecorp"), a wholly owned subsidiary of UB Parent, is the beneficial owner and holder of all the ordinary shares of UB Finance. Before United Biscuits was acquired, UB Finance had not engaged in any business.

Regentrealm Limited

        Regentrealm, a direct, wholly owned subsidiary of UB Finance, is the guarantor of the senior subordinated notes. Regentrealm was incorporated in England and Wales on November 29, 1999. Regentrealm is a holding company that indirectly owns United Biscuits, the holding company of our operating subsidiaries.

        Regentrealm holds no assets other than the shares of its directly and wholly owned subsidiary, Finalrealm Limited, and the intercompany loans to its subsidiaries. Other than its guarantee of the senior subordinated notes, its obligations to UB Finance under intercompany loans and the senior credit facility, Regentrealm does not have any debt obligations. Before the UB acquisition, Regentrealm had not engaged in any business.

        The registered offices of UB Finance and Regentrealm are located at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom, and their telephone number is +44 20 8234 5000.

Agent for Service of Process

        Each of UB Finance and Regentrealm has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, United States as its agent for service of process for the senior subordinated notes, the guarantee of the senior subordinated notes and the related indenture.

B. Business Overview

Overview

        We manufacture and market products for the retail grocery, convenience and impulse and food service markets in three geographic segments: UK, Northern Europe and Southern Europe. We also export products across the world through our International Sales business.

UK—£775.5 million, or 64.1%, of our 2004 sales from continuing operations, of which approximately 80% were branded.

        We are the leading manufacturer and marketer of biscuits in the United Kingdom. During 2004 we acquired The Jacob's Bakery Limited ("Jacob's") a United Kingdom biscuit manufacturer and marketer. Jacob's is an important participant in the United Kingdom biscuit market and has a key presence in the segments of the United Kingdom biscuit market in which we previously had only limited representation. In 2004, following the acquisition of Jacob's, our combined branded and retailer-branded biscuits sales accounted for approximately 33% of the overall market, compared to 26% in 2003. Our combined branded biscuit sales accounted for approximately 26% of the overall market, representing approximately three times the branded biscuit sales of our closest competitor, compared to 20% in 2003. Our UK biscuits product range is anchored by our primary brand, McVitie's. McVitie's is among the best-known brands in the United Kingdom, and McVitie's biscuits were purchased by over 85% of United Kingdom households in 2004. Among our popular core product brands in the United Kingdom are: McVitie's Digestive and Chocolate Digestive (formerly Homewheat), Penguin, go ahead! and McVitie's Jaffa Cakes. Jacob's owns a number of well-known brands and products that are long-established and well-recognized by retailers and consumers. Some of these, such as Jacob's Cream Crackers and Club, have become household names in the United Kingdom. Other popular Jacob's brands include: Cheddars, Thai Bites, Jacobites, Gem's, Family Circle, Jacob's Fig Rolls and Twiglets. In addition, Jacob's are licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom.

        We are the largest manufacturer and marketer of packaged nuts in the United Kingdom, with a market share of approximately 22% of the packaged nuts market, and the second-largest manufacturer and marketer of savory snacks and crisps in the United Kingdom, with a market share of approximately 15% of the packaged savory snacks and crisps market. Our leading snack brands include: Hula Hoops, Skips, Mini Cheddars, McCoy's, Twiglets, Phileas Fogg and KP nuts.

Northern Europe—£169.6 million, or 14.0%, of our 2004 sales from continuing operations, of which approximately 95% were branded.

        We are the second-largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium, with market shares of approximately 12%, 19% and 13%, respectively. Our core Northern European biscuit brands are BN and Delacre in France; Verkade and Sultana in the Netherlands; and Delacre, BN and Sultana in Belgium.

Southern Europe—£200.0 million, or 16.5%, of our 2004 sales from continuing operations, of which approximately 95% were branded.

        We are the largest manufacturer and marketer of biscuits in Spain with a market share of approximately 27%. During 2004 we acquired Triunfo Productos Alimentares S.A. ("Triunfo"), the leading manufacturer and marketer of biscuits in Portugal, increasing our share of the Portuguese biscuit market from 16% in 2003 to 39% in 2004. Our core Southern European biscuit brands are: Fontaneda, Chiquilin, Filipinos, Proalimentar, Hookie, Clasicas and Waferland. We also manufacture and market Iberia's top-selling dry dessert mix and baking powder brand, Royal. We are exclusively licensed to manufacture and market Oreo, Chips Ahoy! and other key Nabisco brands in parts of Europe and North Africa.

International Sales—£65.0 million, or 5.4%, of our 2004 sales from continuing operations, of which approximately 100% were branded, including a small percentage of co-branded products.

        We export our branded products to approximately 100 countries around the world. We believe we are the leading manufacturer and marketer of premium European cookies and crackers exporting to North America, where we have strong positions in the premium savory and premium assortment biscuits segments. McVitie's, Carr's, BN and Delacre are our key export brands.

Markets

General

        The principal markets in which we operate, the United Kingdom biscuit and snack markets and the Iberian, French, Dutch and Belgian biscuit markets, share a number of characteristics.

        The majority of biscuits and, to a lesser extent, snacks are sold through major grocery retailers. Market leaders with large-scale manufacturing and distribution, as well as brands with strong media support, are better able to negotiate favorable terms with retailers and leverage their brands. The importance of maintaining strong relationships with retailers has become a critical success factor for food companies and drives many initiatives such as category management. Food companies with strong market positions and retail relationships have increasingly benefited from these initiatives through maintaining shelf space, maintaining share of promotional features and maximizing distribution efficiencies.

        Consumer demand for food products has been strongly influenced by the trends towards out-of-home eating and away from the traditional three- meals-a-day eating pattern. Consumers now demand convenience foods, including biscuit and snack products that offer greater variety, healthier alternatives and more portable and practical packaging. These trends have also added to the significance of convenience and impulse distribution channels. Retailers in these distribution channels generally seek branded products with high turnover.

The United Kingdom Biscuit Market

        The United Kingdom biscuit market had retail sales of approximately £1.7 billion in 2004 and has had relatively stable, modest growth over the last five years, with an average annual growth rate of 1% to 2% during the period. The United Kingdom biscuit market is expected to continue to have an annual growth of between 1% and 2% over the next three years. This stable growth can mainly be attributed to the greater demand for convenience foods. Biscuits represent the largest packaged grocery category for major grocery retailers in the United Kingdom. It is estimated that over 6 million packets of biscuits are purchased every day and that approximately 99% of all United Kingdom households purchase biscuits annually. Branded biscuit sales accounted for 78% of the market, with retailer-branded biscuit sales representing the remainder. The retailer-brand component of the market has declined over recent years decreasing from 29% of total market sales in 1999 to 22% in 2004.

The United Kingdom Snacks Market

        The United Kingdom savory snacks, packaged nuts and crisps market had retail sales of approximately £1.8 billion in 2004 and has grown at an average annual rate of 2% over the last five years. We do not anticipate any growth in the United Kingdom snacks market in the next year and during 2004 the market declined by 2.5% due to reduced consumer demand. Over 80% of United Kingdom savory snack products sold are branded products.

Continental Western European Biscuit Markets

        The continental Western European biscuit markets in which we compete had retail sales of approximately £1.8 billion in 2004 and have grown at an average annual rate of 3% over the last five years. These markets have a lower per capita biscuit consumption rate than that of the United Kingdom, growth in Iberia is expected to outpace that of the United Kingdom biscuit market over the next three years, whilst Northern European markets are expected to grow more in line with the United Kingdom biscuit market.

Products

        We manufacture and market biscuits, snacks and other selected grocery products for retail sale through large grocery retailers and convenience and impulse channels. We offer our products primarily in the United Kingdom and in continental Western Europe. We produce both branded and retailer-branded products, with branded products accounting for approximately 85% of our sales in 2004.

UK

        We are the leading manufacturer and marketer of biscuits in the United Kingdom. In 2004, following the acquisition of Jacob's, our combined branded and retailer-branded biscuits sales accounted for approximately 33% of the overall market. We compete in all segments of the United Kingdom biscuit market, including: everyday biscuits, everyday treats, healthier biscuits, chocolate biscuit bars, children's biscuits, savory biscuits, seasonal biscuits, special treats, and crackers and crispbreads. We also manufacture and market snack and family cakes in the United Kingdom. We produce both branded and retailer-branded biscuits for the United Kingdom and export markets.

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

Branded Biscuits

        We are the market leader in the United Kingdom biscuit market, with our branded biscuits representing approximately 26% of the total biscuit market, approximately three times the branded share of our nearest competitor. We manufacture and market three of the five top-selling biscuit brands in the United Kingdom. We own a portfolio of leading brands, including: McVitie's, Penguin, go ahead!, McVitie's Jaffa Cakes, Jacob's, Jacob's Cream Crackers, Thai Bites and Twiglets.

        Our branded biscuit products accounted for approximately 76% of our total UK biscuit sales in 2004, and 70% of those sales were derived from four brands: McVitie's including Digestive and Chocolate Digestive (formerly Homewheat), Penguin, go ahead! and McVitie's Jaffa Cakes.

Retailer-Branded Biscuits

        We operate a successful retailer-branded business for retail grocery customers and are the second-largest supplier of retailer-branded biscuits in the United Kingdom. By producing a limited portfolio of retailer-branded products, we obtain greater utilization of our factories and spread our manufacturing and distribution costs over a larger production volume, thus improving profitability. Providing retailer-branded products also enhances our value to retailers as we can offer a broader range of products within the biscuit category. In 2004, 24% of our total UK biscuit sales were generated by our retailer-branded business.

Cakes

        We produce cake products under the McVitie's brand and under selected McVitie's product brand names, such as go ahead! and McVitie's Jaffa Cakes, and are the market leader in the cake bars segment, with a 41% market share. Our cake sales grew from £45.0 million in 2003 to £48.0 million in 2004 and represented 6.2% of the sales of our UK business. Our cake bar range has benefited from our relationship with Mars (UK) Limited (Masterfoods), through which we have introduced jointly branded snack cake products such as McVitie's Galaxy, McVitie's M&M's, McVitie's Bounty, McVitie's Snickers and McVitie's Milky Way.

Savory Snacks and Crisps

        We are the second-largest producer of branded savory snacks and crisps, with a 14% market share. We compete in all segments of the £1.6 billion United Kingdom savory snacks and crisps market, including everyday snacks, children's snacks, adult/premium snacks and healthier snacks. We market a portfolio of leading brands, including: Hula Hoops, Skips, Mini Cheddars, McCoy's, Twiglets and Phileas Fogg.

Packaged Nuts

        We are the leading manufacturer and marketer in the £0.2 billion United Kingdom packaged nuts market and have a 67% share of the branded market. Our branded products have a 22% share of the overall packaged nuts market. We also supply retailer-branded nuts. Our branded products are sold under the KP nuts brand name.

Northern Europe

        We are a leading manufacturer and marketer of sweet biscuits in Northern Europe with the number two market position in each of the countries in which we operate.

The Netherlands

        We are the second-largest manufacturer and marketer in the £0.2 billion Dutch sweet biscuit market, with a branded share of approximately 19%. We target primarily the in-between-meals and everyday biscuits segments. Verkade is our umbrella brand in the Netherlands and most of our products in the Netherlands are marketed under this brand. Our primary product brand, Verkade Sultana, a fruit-filled biscuit, is the largest-selling biscuit brand in the Netherlands. The brand competes in the in-between-meals segment of the market.

France

        We are the second-largest manufacturer and marketer in the £0.9 billion French sweet biscuit market, with a branded share of approximately 12%. We focus on two segments of this market, children's biscuits under the BN brand and adult biscuits under the Delacre brand. BN is the second-largest biscuit brand in the French market, and Delacre is a premium brand focused primarily on the assortment segment.

Belgium

        We are the second-largest manufacturer and marketer within the £0.2 billion Belgian sweet biscuit market, with a branded share of approximately 13%. We hold the leading position in the premium assortment biscuits segment, anchored by our Delacre brand. We also market fruit-filled biscuits under the Sultana brand and children's biscuits under the BN brand.

Southern Europe

        We are the leading manufacturer and marketer of biscuits in Iberia with the number one market positions in both of the countries in which we operate.

Spain

        We are the leader in the £0.4 billion Spanish biscuit market, with a branded share of approximately 27% of the total market, which is nearly double the branded share of our nearest competitor. We manufacture and market seven of the top 10 biscuit brands in Spain. Our key biscuit brands in Iberia include: Chiquilin, Filipinos, Fontaneda as well as Oreo and Chips Ahoy! produced under license from Nabisco. We are the leading manufacturer and marketer of dry dessert mixes and baking powder in Iberia. These products are manufactured in Spain and marketed in both Spain and Portugal under the

Royal brand. We have a 76% share of the dry dessert mix market. We also market canned meat products, juices and tomato products for the Iberian market, manufacturing these products in Spain.

Portugal

        Following the acquisition of Triunfo in August 2004, we are the largest manufacturer and marketer in the £0.1 billion Portuguese biscuit market with a branded share of approximately 39%. Triunfo manufactures some of the most well known brands in the Portuguese biscuit sector, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix.

International Sales

        We export our branded products to approximately 100 countries around the world and had export sales of £65.0 million in 2004. We believe we are the leading manufacturer and marketer of premium European cookies and crackers exporting to North America, where we have strong positions in the premium savory and premium assortment biscuits segments. McVitie's, Carr's, BN and Delacre are our key export brands.

        Sales in North America were £32.9 million in 2004, primarily from sales of Delacre assortments to warehouse club retailers in the United States and sales of Carr's Table Water Crackers and other Carr's branded crackers to retailers. We export our products through third-party distributors with whom we mainly enter into short-term distribution contracts, which vary to comply with the laws and commercial practices of the particular local jurisdiction.

Seasonality

        Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business because we build up our inventories during our third fiscal quarter. Our average working capital per period was £80.9 million in 2004, whereas our average working capital during our third fiscal quarter in 2004 was £106.3 million.

Procurement

        Our procurement unit is managed centrally, with purchasing specialists operating across our businesses to leverage our purchasing scale. The primary raw materials we use are ingredients, such as flour, sugar, cocoa and chocolate, dairy products, fats and oils, nuts, fruits, potatoes, flavorings and packaging materials, such as cardboard tubes, films, cardboard cases and tins. We source our raw materials from a number of different suppliers in the United Kingdom, continental Europe, the United States, Africa and Asia. We believe there are a number of alternative suppliers for all our primary raw materials.

Distribution

        We distribute our products in the United Kingdom through eight distribution points, including one central distribution center. We distribute our products in continental Western Europe through twelve distribution points in Iberia, two distribution points in France, one distribution point in the Netherlands and one distribution point in Belgium.

Customers and Distribution Channels

        We sell our products principally to major grocery retailers and independent grocers and through impulse and convenience channels. We have been appointed to act as the biscuit and/or snack "category manager" to five of the major grocery retailers in the United Kingdom, as a result of our top-selling brands, our leading market position and our consumer category knowledge. As a category manager, we have the opportunity to offer creative suggestions to retailers to increase category sales. We are working closely with the leading retailers on how to manage the biscuit category in the

Netherlands. We believe that we are also well regarded in Spain and that Spanish retailers rate us ahead of our competitors in brand strength, new product development and product category knowledge. We are continuing to build our relationships with retailers in our other continental Western European markets, such as France and Belgium, where we are working with top retailers to introduce a new approach to market segmentation. By developing and maintaining strong working relationships with retailers, we are able to optimize the presentation of our products and maximize the amount and prominence of retail shelf space our products are given in these retailers' outlets.

        In recent years, as out-of-home consumption has increased and impulse food purchases have become more important to consumers' lifestyles, we have targeted convenience and impulse channels. These comprise a variety of outlets, including convenience stores, garage forecourts (i.e., gas station mini-markets), off-licenses (i.e. outlets that sell liquor for consumption off the premises), bars and pubs, where consumers make spontaneous purchases of snacks. We believe the convenience and impulse channels will continue to benefit from the trend towards snacking and we intend to continue to target these channels to increase sales.

Sales and Marketing

        Our businesses sell products on an order-by-order basis and manage product portfolios aligned to both channel and specific customer management strategies.

        Our UK business has a sales team of approximately 300 employees and a marketing group of approximately 100 employees, including employees of Jacob's which we acquired in 2004. During 2005 we will be restructuring the sales and marketing functions to support the integration of Jacob's. As a result, we anticipate a headcount reduction to facilitate the creation of an integrated and focused commercial team.

        Our Southern Europe business has a sales team of approximately 130 employees and a marketing group of approximately 30 employees including employees of Triunfo, which we acquired in 2004. Plans have been put in place to integrate our existing Portuguese sales and marketing teams with the commercial teams in Triunfo. These plans, while principally centered on delivering our sales strategy, will include some headcount reduction.

        Our Northern Europe business has a commercial team of approximately 140 employees of whom some 90 employees comprise the sales team and 50 employees are involved in marketing activities.

        To create brand awareness, build customer loyalty and stimulate demand for our branded products, we devote substantial resources to selling and marketing our products through a combination of advertising, consumer promotions and trade promotions. We advertise our products through television, radio and print media. Our consumer promotions feature in-store and on-package promotions such as collectibles and coupons redeemable for school supplies. Our trade promotions typically include special displays and product value promotions. We tailor our strategies to our local markets. In addition, resource is allocated to product innovation to meet the changing needs of the consumer, such as "better-for-you" options.

Competition

        The biscuit and snack markets are highly competitive. We compete against numerous businesses of varying sizes, both in the United Kingdom and in continental Western Europe. We compete primarily on the basis of the quality of our products, product innovation, price, the strength of our brands and our relationships with retailers.

        Principal biscuit suppliers in the United Kingdom include Burton's Foods (controlled by Hicks, Muse, Tate & Furst, a U.S. private equity firm), whose key brands include Cadbury Fingers (produced under a license from Cadbury), Wagon Wheels, Maryland Cookies and Jammie Dodgers; Northern Foods, which markets Fox's branded products; and Nestlé, whose key brands are: KitKat, Blue Riband and Breakaway.

        The biggest biscuit supplier in the continental Western European biscuit markets in which we operate is Danone, whose key brands include: Prince, Petit Ecolier, Pims, Pepito, Mikado, Barquette, Belin Crackers and the Taillefine/Vitalinea healthy biscuit range.

        Among the principal suppliers in the United Kingdom of snacks is PepsiCo Inc.'s United Kingdom subsidiary, Walkers Snackfoods, which is the largest participant in the category. Walkers' key brands include Walkers Crisps, Monster Munch, Quavers, Wotsits, Doritos and French Fries. We also compete in the United Kingdom with Golden Wonder, whose key brands are Nik Naks and Wheat Crunchies.

        The principal methods of competition in our industry include new product development, advertising and media campaigns, effective management of retailer relationships, consumer and price promotions and overall pricing strategy. We have sourced our competition information principally from AC Nielsen continuous research retail audit data.

Regulatory Matters

        As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation from both national and pan-European governmental entities concerning, among other things, product composition, packaging, labeling, advertisement and the safety of our products; the health, safety and working conditions of our employees; integrated pollution control; and our competitive and marketplace conduct. These include, in the United Kingdom, the Food Safety Act 1990 and the Food Standards Act 1999 and associated food labeling regulations and, in the European Union, E.U. Directives on general product safety, control of foodstuffs and regulation of food additives. We are also subject to a broad range of environmental laws and regulations; see D."Property, Plants and Equipment—Environmental Matters."

        Our business and commercial arrangements, including acquisitions and commercial contracts, are subject to extensive regulation under the competition laws of the European Union, United Kingdom, and other EU Member States insofar as they relate to acquisitions and joint ventures, contractual relationships, and various distribution practices. We cannot assure you that all the terms of our business and commercial arrangements are not currently or will not be made unenforceable under these laws and regulations.

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

Intellectual Property

        We own a substantial number of registered and unregistered trademarks in countries throughout the world for use in connection with the sale, marketing and manufacture of our biscuits and snack products. These trademarks are critical to our operations because brand-name recognition is a key factor in the success of many of our product lines. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable laws. See Item 5.C. "Operating and Financial Review and Prospects—Research and Development, Patents, Licenses etc.—Trademarks and Licenses."

C. Organizational Structure

        The following chart shows our corporate structure:

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

(3)
Represents equity ownership in Runecorp.

(4)
£545.0 million of proceeds from the investments made by the Equity Sponsors were loaned from Runecorp to UB Finance, from UB Finance to Regentrealm and from Regentrealm to Finalrealm Limited for use in the acquisition of United Biscuits. Cash interest under these intercompany loans is not payable until their maturity in 2049, subject to the occurrence of specified events which may result in the acceleration of their maturity. The intercompany loan from Runecorp to UB Finance is subject to a subordination agreement pursuant to which no enforcement action may be taken, and no payments may be made, before the maturity or repayment of the senior subordinated notes, other than payments permitted under the indenture.

(5)
UB Finance loaned the proceeds from the original and new senior subordinated notes offerings to Regentrealm under intercompany loan agreements. Regentrealm used the proceeds from the original senior subordinated notes offering, in April 2000, to repay an existing intercompany loan from UB Finance. UB Finance used the proceeds from the loan repayment, along with borrowings under our senior credit facility, the proceeds from the sale of our interest in Young's Bluecrest Limited and cash on hand, to repay the senior subordinated bridge facility. Regentrealm used the proceeds from the new senior subordinated notes offering, in February 2004, to prepay £40.0 million of Term Loan A under the senior credit facility, pay the transaction fees from the offering and to finance the €39.2 million acquisition of Triunfo in August 2004.

(6)
The senior credit facility at inception amounted to £625.0 million and included a £90.0 million revolving credit facility. This facility was reduced to £475.0 million in April 2003 and included a £225.0 million revolving credit facility. On September 20, 2004 the facility, was refinanced. We raised new funds of £252.5 million to finance the acquisition of Jacob's. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15.2 million and the remainder was made available to fund our working capital requirements. Of the amount drawn down, £200.0 million was borrowed directly by United Biscuits (UK) Limited, the operating subsidiary that acquired Jacob's. The facility now amounts to £682.4 million and comprises £632.4 million fully drawn term loans and a £50.0 million revolving credit facility of which £9.5 million has been provided as ancillary facilities and a letter of credit and the remainder is undrawn. An unfavorable euro exchange movement has increased the balance outstanding at January 1, 2005 by £4.6 million.

        The following table sets forth our significant subsidiaries, their geographic locations and our ownership interest.

Subsidiary	Geographic Location	Ownership Interest
Regentrealm Limited	United Kingdom	100%
Finalrealm Limited	United Kingdom	100%
United Biscuits (Holdings) Limited	United Kingdom	100%
McVitie & Price Limited	United Kingdom	100%
United Biscuits (UK) Limited	United Kingdom	100%
UB Investments plc	United Kingdom	100%
UB Overseas Limited	United Kingdom	100%
UB Group Limited	United Kingdom	100%
UB Foods US Limited	United Kingdom	100%
Ross Young's Holdings Limited	United Kingdom	100%
The Jacob's Bakery Limited	United Kingdom	100%
United Biscuits France SAS	France	100%
United Biscuits Industrie SAS	France	100%
UB Investments (Netherlands) BV	The Netherlands	100%
Koninklijke Verkade NV	The Netherlands	100%
NV Biscuits Delacre SA	Belgium	100%
United Biscuits Iberia, S.L.	Spain	100%
Galletas United Biscuits S.A	Spain	100%
Carnes y Conservas Espanolas S.A.	Spain	100%
United Biscuits Portugal S.A.(1)	Portugal	100%

(1)
On March 30, 2005, the Portuguese subsidiaries United Biscuits Iberia Limitada and Triunfo Productos Alimentares S.A were merged. The new company name is United Biscuits Portugal S.A.

D. Property, Plants and Equipment

Manufacturing Facilities

        We owned and operated 24 manufacturing facilities during 2004. Our biscuit facility in Ashby-de-la-Zouch was closed in November 2004 and production transferred to our other biscuit manufacturing facilities in the United Kingdom. The crisps and snacks facility at Deventer in the Netherlands was sold, together with the business activity, in August 2004. We acquired a biscuit manufacturing facility in Portugal as a result of the acquisition of Triunfo in August 2004 and two biscuit manufacturing facilities in the United Kingdom, at Aintree and Wigston, as a result of the acquisition of Jacob's in September 2004. Our manufacturing network is characterized by large, well-invested facilities in the United Kingdom, which typically operate at relatively high utilization levels, and smaller, more specialized facilities in continental Western Europe. The following maps and accompanying text set forth the location and principal uses of our 22 current manufacturing facilities, including capacity in thousands of tonnes. Our biscuit factory in Carlisle was subject to heavy flooding over the weekend of January 8 and 9, 2005 as a result of bad weather conditions in the local area and as a result production capability is currently restricted. See Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Subsequent Event."

United Kingdom

Note:
Annual capacity in thousands of tonnes.

Continental Western Europe

Note:
Annual capacity in thousands of tonnes.

Environmental Matters

        Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, such as the Environmental Protection Act 1990, the Water Resources Act 1991 and the Pollution Prevention and Control Act 1999, among others, in the United Kingdom. These laws and regulations impose increasingly stringent environmental protection standards on us and affect, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, energy efficiency, waste disposal practices and environmental clean-up. As a result, we may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. We are not aware of any existing environmental liabilities, claims, investigations or proceedings that could reasonably be expected to have a material adverse impact on our financial position. However, we cannot predict future environmental liabilities nor can we assure you that the amounts we have provided and budgeted for will be adequate.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

        Until 2004, our operations were divided into seven segments, reflecting our internal operational management structure. The segments comprised UK Biscuits, Northern Europe, Southern Europe, UK Snacks, General Export and Central. The seventh segment, Other, comprised our Benelux snacks business which was sold in August 2004 and the results of which have now been classified as discontinued operations.

        During 2003 we reviewed our business operations in the United Kingdom and as a result, from the beginning of 2004, we created a single UK business unit by merging our UK Biscuits and UK Snacks business units. We believe that this will enable us to meet our growth objectives in the United Kingdom market by working more effectively with key customers and addressing consumer needs in the broader snacking market. We now manage our business through a region-based organizational structure with five segments comprising UK, Northern Europe, Southern Europe, International Sales (formerly General Export) and Central.

        Triunfo, which was acquired in August 2004, is managed within the Southern Europe business segment and its results of operations from the date of acquisition have accordingly been incorporated within that segment. Jacob's, which was acquired in September 2004, is managed within the UK business segment and its results of operations from the date of acquisition have accordingly been incorporated within that segment.

Critical Accounting Policies and Estimates

        Our significant accounting policies are described in Note 2 of Notes to the Financial Statements appearing elsewhere in this annual report and conform with U.K. GAAP. Our critical accounting policies are those which have a significant impact on the reporting of our financial condition, results of operations and cash flows, and that require significant management judgment and estimates. Critical accounting policies relate to asset impairments, pensions and turnover, marketing and promotional expenses.

Asset Impairment

        In accordance with U.K. GAAP, the carrying values of goodwill, purchased brands and tangible fixed assets are reviewed when events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable. Indications of impairment are a matter of judgment and may arise, for example, as a result of changing patterns of customer behavior or general economic and industry conditions. Where there are indications of impairment, estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of goodwill, purchased brands and tangible fixed assets is greater than its value in use to us or its net selling price, the carrying value of assets is written down to their recoverable amount. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Under U.S. GAAP, the carrying value of capitalized goodwill and purchased brands is subject to an annual impairment review and the carrying value of tangible fixed assets is reviewed where there are indications of impairment.

Pension Costs

        The determination of our obligation and expense for pension costs is based on recognized actuarial methods and dependent on our selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are set out in Note 20 of Notes to the Financial Statements appearing elsewhere in this annual report and include the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. GAAP and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. Our independent actuaries guide us in selecting our assumptions and, while we believe our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions could materially affect our pension obligations and our future expense.

Turnover, Marketing and Promotional Expenses

        Accrued liabilities requiring difficult and often subjective judgments include liabilities associated with trade discounts and marketing promotions programs. We utilize numerous trade promotion and discount programs and these costs are recognized as a deduction from turnover. A corresponding accrued liability is recorded at the time of dispatch of our products for the amount that will be necessary to meet subsequent claims made by customers in respect of discounts and rebates, based on management's estimates. The accrued liability is determined through analysis of programs, historical trends, expectations around customer and consumer participation, turnover and payment trends and experiences associated with similar programs we have offered previously. Provision is made for any anticipated claim and released, to the extent unutilized, once the likelihood of such a claim being made has become remote.

Significant Factors Affecting Our Results of Operations

        Our consolidated results of operations have been affected by a number of factors, including acquisitions and dispositions, restructuring programs, our business strategies, currency fluctuations and industry trends.

Acquisitions and Dispositions

        Our strategy is to focus on key United Kingdom and continental Western European markets and on profitable branded growth. As a result of these strategies, we have made a number of acquisitions and dispositions, which have affected our results of operations. The following is a summary of the material acquisitions and dispositions undertaken since December 30, 2001, apart from the Transactions, see Item 7. B."Major Shareholders and Related Party Transactions—Related Party Transactions."

  •
  On August 2, 2004, having received final approval from the Portuguese competition authorities, we completed the acquisition of Triunfo from Nutrinveste SGPS, S.A. As a result of the acquisition of Triunfo, which was effective from August 1, 2004, we are the leading biscuit manufacturer and marketer in Portugal. Triunfo manufactures some of the most well-known brands in the Portuguese biscuit sector, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix. The purchase consideration paid was €39.2 million.

  •
  On August 16, 2004 we completed the sale of our Benelux snacks business to Roger & Roger S.A. We received a small consideration for the disposal but incurred costs of disposal in excess of the consideration. We recorded a net loss of £3.8 million in connection with this disposal. The results of this business through the date of disposal have been reflected as discontinued operations.

  •
  On September 20, 2004, having received final approval from the United Kingdom competition authorities, we completed the acquisition of Jacob's from Danone. Jacob's is a United Kingdom biscuit and snacks manufacturer and marketer with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The purchase consideration paid to Danone in respect of the acquisition was £207.7 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event actual working capital and net debt varied from pre-agreed levels. Final agreement as to whether or not such an adjustment is required may need to be determined by independent arbitration, however this is not expected to result in an adjustment of more than 2% of the purchase price. Transaction costs associated with the acquisition were £4.2 million, excluding the cost of refinancing our senior credit facility. The acquisition of Jacob's has strengthened our brand portfolio, particularly in the savory biscuit segment. Jacob's portfolio of well-known brands includes: Jacob's Cream Crackers, Club, Cheddars, Thai Bites and Twiglets. In addition, Jacob's are licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom.

Restructuring Programs

        We have an ongoing comprehensive cost-savings program, focusing on improved manufacturing efficiency and overhead cost control.

        During 2002 we closed our Ede biscuit factory in the Netherlands and subsequently sold the site. We also sold Aguilar, one of our three biscuit manufacturing facilities in Spain, transferred some of the production undertaken at that facility to our other Spanish biscuit facilities and entered into a manufacturing supply agreement. We also sold a small biscuit factory in Hatton, Scotland. During 2002, cash expenditure on our restructuring programs was £36.1 million.

        During 2003, we announced a proposal to close our biscuit factory at Ashby-de-la-Zouch by the end of 2004 to improve our factory utilization and enable us to effectively support growth in our priority brands. We transferred approximately one-third of production to other sites and completed the first phase of the redundancy program. We closed our small dry mix facility in Tunisia, transferring production to our dry mix facility at Montornes in Spain, to reduce organizational complexity. During 2003, cash expenditure on our restructuring programs was £32.3 million.

        During 2004, cash expenditure on our restructuring programs was £37.9 million. During the year, we sold our loss-making Benelux snacks business and incurred restructuring costs in connection with a rationalization program to facilitate the sale. We are in the process of integrating Triunfo into our Southern Europe business segment and in particular integrating our existing Portuguese marketing activity with Triunfo and we are in the process of integrating Jacob's into our UK business segment. We also completed the closure of our biscuit facility at Ashby-de-la-Zouch. We transferred the remaining two-thirds of production to other facilities in the United Kingdom and completed the redundancy program. Approximately 880 employees were made redundant as a result of the closure and approximately 410 new jobs were created at other sites in connection with the transfer of production. Over the two-year implementation period, we incurred total restructuring and related capital expenditure of approximately £42.9 million in connection with this closure, as well as a non-cash charge of £10.8 million for fixed asset impairment.

Business Strategy

        Our strategy is to deliver profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products will continue to be managed to maximize their profit contribution.

Currency Fluctuation

        Although the majority of our sales are generated in the United Kingdom, our operations are geographically diverse, and in 2004, we had sales in approximately 100 countries and 24 manufacturing facilities located in six countries, which had reduced to 22 facilities in six countries by the end of 2004. As a result, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Currency Transaction Risk

        Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which we regularly operate and incur expenses. We also have long-term borrowings and related interest payment obligations in currencies other than pounds sterling.

We hedge against currency transaction risk by matching cash inflows in a particular currency with our costs and interest payments in the same currency. We enter into forward foreign currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in, among other things, the purchase of raw materials and in our International Sales business. From time to time, we also purchase forward foreign currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations with particular contractual commitments. As of January 1, 2005, we had total forward currency contracts equivalent to £67.7 million, with an aggregate unrealized net gain of £0.1 million on those instruments at that date.

Currency Translation Risk

        The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. In 2002 and 2003, the depreciation of the pound sterling against the euro had a positive impact on our sales and operating profit as reported in pounds sterling. In 2004, the appreciation of the pound sterling against the euro had a negative impact on our sales and operating profit. We borrow in local currencies, as appropriate, to minimize the impact of currency translation risk from our overseas operations on our balance sheet.

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

        Since 2003, it has become more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. Price competition between retailers has also reduced retail prices for some retailer-branded products, affecting demand for our branded product offering. On some "key-value" branded items, retail prices have been reduced; however, this has reduced the incentive for retailers to support these products with in-store promotions.

        Retailers focused on offering a reduced choice but lower price range to consumers (discount formats) are continuing to grow at a faster rate in our markets, notably in Northern Europe and in Ireland. These retailers typically carry few branded goods, with their own-branded products priced at a significant discount to manufacturer-branded products and traditional supermarket own-label products. This has tended to contribute to the price competition in the grocery retail market.

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

Seasonality and Accounting Periods

        Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, totaling 16 weeks, and our remaining three fiscal quarters each consist of three four-week periods, totaling 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, so that our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our 2003 fiscal year consisted of 53 weeks. Our next fiscal year, covering 2005, will consist of 52 weeks and will end on December 31, 2005.

        Southern Europe presents its financial information based on 12 calendar months and a fiscal year ended December 31. Its results are included in our consolidated results on the following basis:

Southern Europe quarter ended	Corresponding UB fiscal quarter
March 31	Quarter 1 (16 weeks)
June 30	Quarter 2 (12 weeks)
September 30	Quarter 3 (12 weeks)
December 31	Quarter 4 (12/13 weeks)

        The difference in reporting periods does not have a material effect on reported results.

        Jacob's currently presents its financial information based on 12 calendar months and a fiscal year ended December 31. Until Jacob's accounting systems are fully integrated into the UK business, its results will be consolidated on the same basis as the Southern Europe business.

        As a result of the seasonality of our sales and our fiscal accounting conventions, our results of operations for any given fiscal quarter will not necessarily indicate our results for the full year. For a description of the seasonality of our business, see Item 4.B. "Information on the Company—Business Overview—Seasonality."

        The following table shows our sales per quarter and the average sales per four-week accounting period in 2004, by fiscal quarter:

Continuing Operations	52-week Period Ended January 1, 2005
Sales	First Quarter (Periods 1-4) (16 weeks)	Second Quarter (Periods 5-7) (12 weeks)	Third Quarter (Periods 8-10) (12 weeks)(1)	Fourth Quarter (Periods 11-13) (12 weeks)(2)
	(£ million)
UK	211.6	162.4	163.4	238.1
Northern Europe	51.9	35.6	41.0	41.1
Southern Europe	45.2	48.1	53.5	53.2
International Sales	10.6	11.2	23.0	20.2

Total	319.3	257.3	280.9	352.6

Average per 4-week period	79.8	85.8	93.6	117.5

(1)
Includes £3.0 million of sales from Triunfo

(2)
Includes Jacob's and Triunfo sales. The average per 4-week period in the fourth quarter excluding sales derived from these businesses would have been £95.1 million.

Results of Operations

        The following table summarizes the results of our continuing operations for 2002, 2003 and 2004. Continuing operations include Triunfo from August 1, 2004 and Jacob's from September 20, 2004, the dates of their respective acquisition, but exclude the results of the Benelux snacks business, which was sold on August 16, 2004, and which are now disclosed as discontinued operations. The financial data presented below has been derived from and should be read in conjunction with our consolidated Financial Statements included elsewhere in this annual report.

	2004		2003 Restated(2)		2002 Restated(2)
Continuing Operations	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
Sales	1,210.1	100.0	1,170.7	100.0	1,154.7	100.0
Cost of sales	(760.4)	(62.8)	(709.3)	(60.6)	(688.3)	(59.6)

Gross profit	449.7	37.2	461.4	39.4	466.4	40.4
Distribution, selling and marketing expenses	(253.2)	(20.9)	(248.9)	(21.3)	(252.8)	(21.9)
Administrative expenses	(101.0)	(8.4)	(96.1)	(8.2)	(96.5)	(8.3)
Other income/(expenses)	8.2	0.7	(1.5)	(0.1)	6.0	0.5

Group operating profit before goodwill amortization and operating exceptional items	103.7	8.6	114.9	9.8	123.1	10.7

Business profit(1)	164.0	13.6	170.9	14.6	175.9	15.2

(1)
Business profit from continuing operations is the primary measure by which our management monitors our business performance. Business profit from continuing operations represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for 2002, 2003 and 2004 are set out in Note 4 of Notes to the Financial Statements included elsewhere in this annual report.

(2)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

        Until 2004, our operations were divided into seven segments, reflecting our internal operational management structure. The segments comprised UK Biscuits, Northern Europe, Southern Europe, UK Snacks, General Export and Central. The seventh segment, Other, comprised our Benelux snacks business which was sold in August 2004 and the results of which have now been classified as discontinued operations. During 2003 we further reviewed our business operations in the United Kingdom and as a result, at the end of 2003, we created a single UK business unit by merging our UK Biscuits and the UK Snacks business units. This change to the UK business structure will help us meet our strategic objectives and current and future business needs. In particular, we believe that this will enable us to meet our growth objectives in the United Kingdom market by working more effectively with key customers and addressing consumer needs in the broader snacking market.

        We now manage through a region-based organizational structure with five segments. These segments comprise:

UK
Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes, savory snacks, packaged nuts and crisps in the Republic of Ireland. The results of Jacob's have been included in this segment from the date of acquisition.
Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.
Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. The results of Triunfo have been included in this segment from the date of acquisition.
International Sales	Exports branded products to approximately 100 countries around the world through third party distributors (formerly General Export).
Central	Includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions.

        The results for 2002 and 2003 have been restated to reflect the current management structure. UK Biscuits and UK Snacks results have been combined and reported as UK and the results of Benelux snacks have been excluded from continuing operations.

        The following table summarizes the results of our business segments for 2002, 2003 and 2004:

Continuing Operations	2004		2003 Restated(2)		2002 Restated(2)
Sales	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
UK.	775.5	64.1	734.4	62.7	756.5	65.5
Northern Europe	169.6	14.0	179.8	15.4	157.6	13.6
Southern Europe	200.0	16.5	185.6	15.8	161.2	14.0
International Sales	65.0	5.4	70.9	6.1	79.4	6.9

Total	1,210.1	100.0	1,170.7	100.0	1,154.7	100.0

	2004		2003		2002
Business Profit:	(£ million)	(% segment sales	(£ million)	(% segment sales	(£ million)	(% segment sales
UK.	102.5	13.2	114.3	15.6	134.5	17.8
Northern Europe	24.0	14.2	22.2	12.3	12.0	7.6
Southern Europe	36.6	18.3	31.3	16.9	23.6	14.6
International Sales	13.0	20.0	15.8	22.3	18.0	22.7
Central	(12.1)	—	(12.7)	—	(12.2)	—

Total	164.0	13.6	170.9	14.6	175.9	15.2

(1)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

Sales by Geographic Destination

        Our sales from continuing operations by geographic destination for 2002, 2003 and 2004 were as follows:

	2004		2003 Restated(1)		2002 Restated(1)
Sales by Geographic Destination	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
U.K. and Ireland	774.5	64.0	731.5	62.5	749.3	64.9
Continental Europe	380.0	31.4	386.1	33.0	344.7	29.9
Other	55.6	4.6	53.1	4.5	60.7	5.2

Total	1,210.1	100.0	1,170.7	100.0	1,154.7	100.0

(1)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

Turnover

        We have revised the definition of turnover to reflect emerging best practice in the United Kingdom provided by Application Note G to Financial Reporting Standard 5 "Reporting the Substance of Transactions" ("FRS 5"). As a result of this change, certain payments to customers are now reported as a direct deduction from revenue rather than within distribution, selling and marketing costs.

        Our turnover now reflects sales to third parties after trade discounts and excludes sales-related taxes. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. We derive our sales from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenues from marketing and manufacturing biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. Our principal geographic market is the United Kingdom and Ireland, which accounted for approximately 64% of the sales of our continuing operations in 2004. Sales of our branded products represented approximately 85% of our 2004 sales, with the remainder representing retailer-branded products.

Cost of Sales

        Our cost of sales includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are flour, sugar, cocoa and chocolate, dairy products, fats and oils, nuts, fruits, potatoes and flavorings. Our labor costs include salaries, hourly wages and other direct costs of employment. Productivity improvements and restructuring programs have reduced labor costs. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

Distribution, Selling and Marketing Expenses

        Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses and marketing overhead costs. Our distribution, selling and marketing expenses also include costs associated with new product development.

Administrative Expenses

        Our administrative expenses consist primarily of costs associated with our finance, human resource, procurement, information technology and general management functions.

Business Profit

        Business profit from continuing operations for the 52 weeks ended January 1, 2005, which includes currency translation losses of £1.1 million, decreased by £6.9 million, or 4.0%, from £170.9 million in 2003 to £164.0 million. After deducting the increase attributable to Jacob's and Triunfo, underlying business profit decreased by £23.7 million, or 13.9%, to £147.2 million. The reduction in business profit in 2004 is principally due to lower business profit in our UK and International Sales businesses partially offset by continued business profit growth in our Northern Europe and Southern Europe businesses. The reduction in business profit in our UK business was due to cost inflation, increased promotional costs and a change in product and customer mix resulting in proportionally higher sales of lower-margin products, partially offset by savings generated by our cost-reduction initiatives.

        The business profits from continuing operations for the 52 weeks ended January 1, 2005 would have been £176.9 million if both Triunfo and Jacob's had been acquired as of the beginning of the financial year. This pro forma result does not include any anticipated cost savings or other effects of integration of Jacob's or Triunfo. Accordingly this amount is not necessarily indicative of the results that would have occurred if the acquisitions had occurred on the date indicated, or that may result in the future.

Fiscal 2004 (Year ended January 1, 2005) compared to Fiscal 2003 (Year ended January 3, 2004)

Continuing Operations

        The following discussion relates to our continuing operations. Amounts for 2003 have been restated to reflect the reclassification of our Benelux snacks business as discontinued operations and to reflect the revised definition of turnover, see "—Results of Operations—Turnover" above.

Turnover

	2004	2003	%
	(£ million)
Turnover from continuing operations	1,210.1	1,170.7	3.4
Less: Triunfo	(8.6)	—
Less: Jacob's	(61.7)	—

Adjusted turnover from continuing operations	1,139.8	1,170.7	(2.6)

        Turnover from continuing operations increased from £1,170.7 million in 2003 to £1,210.1 million in 2004, an increase of £39.4 million, or 3.4%. After deducting the increase attributable to the inclusion of Triunfo and Jacob's, underlying sales decreased by £30.9 million, or 2.6%, including currency translation losses of £7.5 million.

        Our strategy in relation to our brands is to drive growth in our priority brand sales by providing increased focus and marketing investment behind our priority brands and to manage non-strategic brands and retailer brands to maximize profitability. Total priority brand sales, excluding Jacob's and Triunfo, grew by 0.2% across our business in 2004, reflecting an increasingly competitive Western European market.

        Sales of branded products increased by 4.8% due to sales growth in Southern Europe and to the sales from Jacob's and Triunfo that we acquired in 2004. The growth was offset by decreased sales in our UK and Northern Europe businesses. The decline in our UK business was due to the particularly challenging biscuit and snacks market environments in 2004. Northern Europe's performance has been adversely impacted by the retailer price war in the Netherlands in the first quarter of 2004 and the impact of the Sarkozy price directive in France, which has forced retail price reductions on leading brands in all key fast moving consumer goods sectors.

        Sales of our less profitable, non-branded products declined in 2004 by 3.5%. Additional non-branded business in Jacob's was offset by a reduction in the supply of products to Danone. While the majority of these contract sales have now ceased, we continue to supply a small number of products. Additional details on our turnover are provided within the analysis of our segmental performance.

Cost of Sales

	2004	2003	%
	(£ million)
Cost of sales from continuing operations	760.4	709.3	7.2
Less: Triunfo	(5.2)	—
Less: Jacob's	(37.1)	—

Adjusted cost of sales from continuing operations	718.1	709.3	1.2

        Cost of sales from continuing operations increased from £709.3 million in 2003 to £760.4 million in 2004, an increase of £51.1 million, or 7.2%. After deducting the increase attributable to the inclusion of Triunfo and Jacob's, underlying cost of sales increased by £8.8 million, or 1.2%. This compared to a sales decrease of £30.9 million, or 2.6%, for the year. This is predominantly due to prime-cost inflation in the UK, which we were not able to recover through price increases to our customers. Cost savings achieved through the implementation of manufacturing-efficiency projects have partially mitigated the inflation increase. We have also continued to achieve savings through our "eSourcing initiative," which allows suppliers to tender for contracts on-line. We continue to implement changes in ways of working across our UK and Northern European supply chains. This requires significant organizational changes that, together with our other manufacturing-efficiency programs, are expected to continue to deliver benefits throughout 2005.

Gross Profit

	2004	2003	%
	(£ million)
Gross profit from continuing operations	449.7	461.4	(2.5)
Less: Triunfo	(3.4)	—
Less: Jacob's	(24.6)	—

Adjusted gross profit from continuing operations	421.7	461.4	(8.6)

        Gross profit decreased from £461.4 million in 2003 to £449.7 million in 2004, a decrease of £11.7 million, or 2.5%. This equated to a gross profit margin of 37.2% in 2004 compared to 39.4% in 2003. After deducting the increase attributable to the inclusion of Triunfo and Jacob's, underlying gross profit decreased by £39.7 million, or 8.6%, and underlying gross profit margin was 37.0%. This reduction in gross profit margin was the result of a decline in gross profit margin in the UK business due to increased promotional costs, price realignments on certain key products, pressure on trading terms from major retailers, higher sales of lower margin products and prime cost inflation, which was partially offset by savings generated from our procurement and manufacturing cost savings initiatives.

Distribution, Selling and Marketing Expenses

	2004	2003	%
	(£ million)
Distribution, selling and marketing costs from continuing operations	253.2	248.9	1.7
Less: Triunfo	(1.6)	—
Less: Jacob's	(8.4)	—

Adjusted distribution, selling and marketing costs from continuing operations	243.2	248.9	(2.3)

        Distribution, selling and marketing expenses increased from £248.9 million in 2003 to £253.2 million in 2004, an increase of £4.3 million, or 1.7%. After deducting the increase attributable to the inclusion of Triunfo and Jacob's, underlying costs decreased by £5.7 million, or 2.3%. There was a small reduction in expenditure on marketing to support our priority brands. Other distribution, selling and marketing overheads increased in 2004 in our key UK distribution channels, including food service and van delivery. Savings from cost-reduction initiatives offset these increases.

Administrative Expenses

	2004	2003	%
	(£ million)
Administrative expenses from continuing operations(1)	101.0	96.1	5.1
Less: Triunfo	(0.5)	—
Less: Jacob's	(2.6)	—

Adjusted administrative expenses from continuing operations(1)	97.9	96.1	1.9

(1)
Excluding operating exceptional items from continuing operations of £19.2 million (2003: £56.2 million), which are discussed separately.

        Our administrative expenses increased from £96.1 million for 2003 to £101.0 million in 2004, an increase of £4.9 million, or 5.1%. After deducting the increase attributable to the inclusion of Triunfo and Jacob's, our underlying administrative costs increased by £1.8 million, or 1.9%, due to overhead cost inflation, partially offset by savings from cost-reduction initiatives. Amounts due under our management incentive schemes for 2003 and 2004 were limited due to performance targets not being met in the UK. Certain performance targets were met in Northern Europe, Southern Europe and Jacob's.

        The majority of administrative costs are directly related to the operations of our business units and consequently charged to, and reflected in, the segmental operating results. The balance of administrative costs that are not included within the segmental results are considered to be central costs and represent corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions. These costs decreased from £12.7 million in 2003, to £12.1 million in 2004.

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

        Other operating income for 2004 amounted to £8.2 million compared to a £1.5 million expense for 2003. The income in 2004 was primarily the result of hedging our foreign currency transactions, which due to fluctuations in the exchange rates during that period, particularly in connection with our U.S. dollar transactions, resulted in gains. The expense in 2003 was primarily the result of hedging our foreign currency transactions, which due to fluctuations in the exchange rates during that period, particularly in connection with our U.S. dollar transactions, resulted in losses. Some of the losses were offset by gains arising in North America in our International Sales business.

Amortization of Goodwill and Intangible Fixed Assets

        Goodwill amortization was £37.7 million for 2004 compared to £36.5 million for 2003. The charge reflects the amortization of goodwill arising on the UB acquisition completed in April 2000, the acquisitions of UB Iberia and UB Tunisia completed in July 2000 and April 2001, respectively and the acquisitions of Triunfo and Jacob's completed in August 2004 and September 2004, respectively. The increase in the charge for 2004 compared to 2003 reflected the additional goodwill amortization charge in connection with the goodwill and intangible fixed assets associated with the Triunfo and Jacob's acquisitions.

Interest

        Interest amounted to £163.2 million in 2004 compared to £158.2 million in 2003, and arose mainly on the debt incurred in connection with the UB acquisition. After adjusting for the non-cash interest payable to related companies amounting to £98.0 million in 2004 and to £89.2 million in 2003, the interest charge decreased from £69.0 million in 2003 to £65.2 million in 2004. This decrease was due to a lower amortization charge on deferred finance costs in 2004, along with a credit in respect of amortization of debt premium arising on the issue of additional senior subordinated notes on February 16, 2004. The decrease was partly offset by higher interest payable on our senior credit facility following the refinancing on September 20, 2004, and interest payable on the additional senior subordinated notes.

Taxation

        We had a tax charge of £3.7 million for 2004 compared to a tax credit £10.2 million for 2003. The year-on-year movement of £13.9 million was due to an increase of £16.4 million in the deferred tax charge arising under Financial Reporting Standard 19 "Deferred Tax," an increase in the current-year current tax charge of £2.6 million and an increase in the prior-year current tax credit of £5.1 million.

Adoption of International Financial Reporting Standards ("IFRS")

        We are adopting IFRS for our 2005 fiscal year. In order to do this, we have implemented a conversion process. This process involves the establishment of a transition calendar, identification and quantification of the main differences between U.K. GAAP and IFRS, identification of the impacts on reporting systems, and preparation of training programs for the employees who will be impacted by IFRS adoption.

        We have identified a number of differences between U.K. GAAP and IFRS that will affect us. These differences include, but are not limited to, the presentation of financial instruments and the accounting for goodwill, pensions, business combinations and asset impairment.

        We intend to present a quantified analysis of the differences resulting from the initial adoption of IFRS in our first quarter report for 2005.

Subsequent Event

        Our biscuit factory in Carlisle was subject to heavy flooding over the weekend of January 8 and 9, 2005 as a result of bad weather conditions in the local area. Carlisle is our second largest facility, in terms of utilization, in the United Kingdom and produces a range of products including Carr's Table Water, McVitie's Ginger Nuts, Crawford's Bourbon Creams and Crawford's Custard Creams. The facility has 12 production lines and manufactures biscuits with a sales value of approximately £112 million per annum.

        Following the initial response aimed at ensuring the health and safety of our employees, the Carlisle site team focused on cleaning up the facility and restoring mains services, both of which were substantially achieved in the first four weeks, finalizing the assessment of damage, and re-establishing production activity as quickly as possible. In addition, we took steps to source lost production at our other facilities and through third-party manufacturers as appropriate. Our Carlisle employees are all now back on site and they continue to support all aspects of the recovery plan, including production, training, plant start-up preparation and business-in-the-community projects. We currently have two production lines in operation making Crawford's Custard Creams and McVitie's Fruit Shortcake, and anticipate starting up another four production lines by around the middle of April. These six production lines account for over three-quarters of the production at the site. In addition, two wrapping lines are operating, handling product baked elsewhere, and we are able to mould McVitie's Gold Bars on a further line.

        In accordance with normal practice, and as required under the terms of the Senior Credit Facility, we carry insurance. The material damage insurance we carry covers the costs of the clean up and the cost of repairs of plant and machinery or replacement where necessary. We are working with loss adjusters to establish which items of plant can be repaired and which will require replacement. Our insurers have agreed in principle that material damage claims will be reimbursed on a basis that results in minimal impact on our cash flows. Our first claim for £4.5 million, less a deduction of £1.0 million to cover our insurance excess, has been paid. We also carry substantial business interruption insurance, which allows us to claim for a period of up to 30 months after an event. Business interruption insurance claims are more complex and we are working on the methodology with our insurers. It has been accepted, in principle, that periodic payments should apply to these claims as well. We have submitted an interim claim to cover losses up to the end of the second period of 2005 in the sum of £5.6 million. Our insurers have recommended payment of £5.3 million of this, which we expect to receive shortly. In addition, we are in discussion with the North West Development Agency concerning a grant that they have offered to assist in the reopening of the site.

Segmental Performance

        The following discussion includes references to "constant exchange rates." Constant exchange rates state the results of our previous year presented at the same internal exchange rate as that used to translate the results of the most recent year. The constant exchange rate numbers are our non-GAAP, internal numbers and are not audited, however, we believe that they are useful in our Segmental Performance to explain important trends within our business segments.

UK

        On September 20, 2004 we acquired a 100% interest in Jacob's from Danone. Jacob's is a biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. This acquisition has significantly strengthened our brand portfolio, particularly in the savory biscuits and crackers and crispbreads segment. Jacob's owns a number of well-known brands and products that are long-established and well-recognized by retailers and consumers. Some of these, such as Jacob's Cream Crackers and Club have become household names in the United Kingdom. Other popular Jacob's brands include: Cheddars, Thai Bites, Jacobites, Gem's, Family Circle, Jacob's Fig Rolls and Twiglets. In addition, Jacob's are licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom.

        Sales increased from £734.4 million in 2003 to £775.5 million in 2004, an increase of £41.1 million, or 5.6%. After deducting the increase attributable to Jacob's, sales decreased by £20.6 million, or 2.8%. We continued to experience challenging trading conditions in our UK business.

        McVitie's core sales increased by 4.0% in 2004 compared to 2003. This was predominantly due to sales growth in the every day biscuits segment, partially offset by lower sales in the same period in the every day treats segment. McVitie's Jaffa Cake sales decreased marginally by 0.6% in 2004 compared to 2003. The continued success of the new promotional program and marketing plan was offset by increased in-store support. Sales of go ahead! demonstrated strong growth of 3.6% in the highly competitive healthier market, through the successful launch of go ahead! Yogurt Breaks and go ahead! Crispy Rice Crackers. Sales of Penguin declined by 13.4% due to competitive pressures in the declining chocolate biscuit bar segment, although sales in the last quarter of 2004 improved. McVitie's cake sales showed continued strong growth of 6.5% in 2004 compared to 2003 due to the continuing success of existing ranges, supported by the launch of McV Slices. In total, branded biscuit sales declined by 0.7% in 2004 compared to 2003. Non-branded sales increased by 0.8% and contract sales to Danone decreased by 50.0% in the same period. The Danone contract, a legacy from the UB acquisition, had substantially reduced by the end of 2002, although we continue to supply a small number of lines.

        The United Kingdom savory snacks market remained highly competitive. However, McCoy's sales increased 15.0% in 2004 compared to 2003 due to a successful marketing campaign and an increased multi-pack range. KP nuts sales grew by 2.5% in 2004 compared to 2003, due to growth in sharing formats and increased grocery listings. Mini Cheddars sales have declined by 8.6% due to constraints on capacity as a result of the transfer of production from the Ashby-de-la-Zouch factory in line with our plan. This transfer has now been successfully completed. The competition for promotional activity within retail stores in 2004 was significant and contributed to the decline in the sales of Hula Hoops,

Mini Cheddars and Skips compared to 2003. Overall, branded snacks sales decreased by 6.1% in 2004 compared to 2003 and non-branded sales increased by 0.5% in the same period.

        Business profit decreased from £114.3 million in 2003 to £102.5 million in 2004. The decline in business profit was the result of increased promotional costs in our snacks business, price realignment on certain key products, pressure on trading terms from major retailers, higher sales of lower-margin products and cost inflation partially offset by savings generated from our cost-saving initiatives. As a result of this our gross profit margin declined from 38.0% in 2003 to 34.3% in 2004. Excluding the effect of Jacobs, the gross profit margin declined to 33.8%.

        In 2004, we closed our biscuit factory at Ashby-de-la-Zouch. Production has been transferred to our other biscuit factories in the United Kingdom.

        In January 2004, we disposed of our High Wycombe site where our research and development facility is located. We received net proceeds of £3.9 million and as part of this transaction we leased back one-quarter of the site, retaining sufficient accommodation to continue our research and development activities.

        Our biscuit factory in Carlisle was subject to heavy flooding over the weekend of January 8 and 9, 2005 as a result of bad weather conditions in the local area. Following the initial response aimed at ensuring the health and safety of our staff, the Carlisle site team focused on cleaning up the facility and restoring mains services, both of which were substantially achieved in the first four weeks, finalizing the assessment of damage, and re-establishing production activity as quickly as possible. In addition, we took steps to source lost production at our other facilities and through third-party manufacturers as appropriate. We currently have two production lines in operation making Crawford's Custard Creams and McVitie's Fruit Shortcake, and anticipate starting up another four production lines by the middle of April. In addition, two wrapping lines are operating, handling product baked elsewhere, and we are able to mould McVitie's Gold Bars on a further line. We have made good progress with our insurers and loss adjusters in connection with our material damage and business interruption claims. Our first material damage claim has been paid and we anticipate a payment on account of our first business interruption claim shortly, see "—Subsequent Event" above.

Northern Europe

        Sales decreased from £179.8 million in 2003 to £169.6 million in 2004, a decrease of £10.2 million, or 5.7%. In local currency, sales decreased by 5.8%, from €254.4 million in 2003 to €239.7 million in 2004. The lower sales were due principally to the impact of the retailer price-war in the Netherlands which involved major brands including our own Verkade and Sultana brands, competitive pressures in Belgium and the Sarkozy directive in France.

        At constant exchange rates, priority-brand biscuit sales declined by 4.5% and branded biscuit sales declined 6.8% in 2004 compared to 2003. This was due to a slight decline in sales of Sultana and Verkade products in the Netherlands and lower sales of Delacre and BN products in France. Sultana sales were 2.2% lower and Verkade sales were 1.0% lower in 2004 compared to 2003. This was due primarily to strong pricing pressures. The impact of pricing pressures reduced following the first quarter of 2004 due to the success of our recovery plan. The launch of Sultana Yo Fruit is exceeding expectations and gaining a significant foothold in the healthier segment. The launch of Verkade Sponge Bob and Dora also exceeded expectations and gained approximately 10% of the children's biscuit market in six months. In France, sales of Delacre and BN were down 6.3% and 5.4%, respectively, reflecting market decline and increased competition from hard discounters and retailers' own-brand products. The BN decline was partially offset by the continued success of Houba and Spiderman launched at the end of the first quarter of 2004. In Northern Europe we have focused on higher-margin products and manufacturing efficiencies to increase gross margins from 43.6% in 2003 to 44.2% in 2004. Other cost-saving initiatives are being implemented to deliver further improvements in manufacturing efficiency. In addition, we are progressing our project to harmonize and upgrade our enterprise resource planning operating system.

        Notwithstanding lower sales performance, as a result of the improved gross profit margins and strict cost control, business profit of £22.2 million in 2003 increased to £24.0 million in 2004, an increase of £1.8 million or 8.1%.

Southern Europe

        In August 2004, we acquired Triunfo, the leading manufacturer and marketer of biscuits in Portugal, increasing our share of the Portuguese biscuit market from 16% in 2003 to 39%. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix.

        Sales increased from £185.6 million in 2003 to £200.0 million in 2004, an increase of £14.4 million, or 7.8%. After deducting the increase attributable to Triunfo, sales increased by £5.8 million, or 3.1%. In local currency, sales increased by 10.1%, from €267.2 million in 2003 to €294.3 million in 2004. After deducting the increase attributable to Triunfo, sales increased by €14.5 million, or 5.4%.

        At constant exchange rates, priority-brand sales increased by 12.1% and branded sales increased by 10.0% in 2004 compared to 2003. Sales of Filipinos increased by 13.1% in the same period due to the continued success of new products such as Filipinos Holes, launched in 2003, and support from a successful marketing and promotional campaign. Oreo sales increased by 23.8% due to a strong promotional campaign and the launch of Mini Oreo at the end of the second quarter of 2004. Fontaneda sales increased by 13.2% in 2004 compared to 2003, supported by an effective media campaign and the successful launch of Fontaneda Sin in March 2004. Sales of Chiquilin decreased by 2.7% over the same period. We launched Geli-Fruit in March 2004 under our Royal brand, which was well received by retailers and sales have been encouraging. Marketing expenditure, which increased by 16.3% in 2004 compared to 2003, has supported the sales performance.

        Business profit increased from £31.3 million in 2003 to £36.6 million in 2004, an increase of £5.3 million, or 16.9%. This reflected profits from Triunfo, which we acquired in August 2004, an increase in sales of higher-margin products and cost-saving initiatives, offset by an increase in marketing expenditure. Our strategy of focusing on higher-margin products and manufacturing efficiencies has resulted in an increase in gross margins from 42.2% in 2003 to 43.8% in 2004. Excluding the impact of Triunfo, the gross profit margin was 43.9%.

International Sales

        Our strategy for International Sales is to manage the existing portfolio of revenues to improve the overall profitability of our export business by prioritizing investment and reducing activity in non-profitable areas. Sales decreased from £70.9 million in 2003 to £65.0 million in 2004. This decrease was due to significant decline in Nigeria, where a trade embargo severely restricted imports, adverse currency movements, particularly in the U.S. dollar, partially offset by volume increases in Central America, Israel and Australia.

        Business profit decreased from £15.8 million in 2003 to £13.0 million in 2004 due to the reduction in sales and the adverse currency movements.

Discontinued Operations

Other

        On August 16, 2004, we completed the sale of our Benelux snacks business to Roger & Roger S.A. The results of this business through the date of disposal are reflected as discontinued operations. During 2004, through the date of disposal, this business had sales of £13.5 million and incurred a business loss of £0.8 million. This compared to 2003 sales of £24.1 million and a business loss of £4.7 million for 2003.

Fiscal 2003 (Year ended January 3, 2004) compared to Fiscal 2002 (Year ended December 28, 2002)

Continuing Operations

        The following discussion relates to our continuing operations. Amounts for 2003 have been restated to reflect the reclassification of our Benelux snacks business as discontinued operations and to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

Turnover

	2003	2002	%
	(£ million)
Turnover from continuing operations	1,170.7	1,154.7	1.4

        Turnover from continuing operations increased from £1,154.7 million in 2002 to £1,170.7 million in 2003, an increase of £16.0 million, or 1.4%, including currency translation gains of £41.4 million.

        Our strategy in relation to our brands is to drive growth in our priority brand sales by providing increased focus and marketing investment behind our priority brands and to manage non-strategic brands and retailer brands to maximize profitability. We made progress in achieving this strategy with total priority brand sales growth of 2.1% across our business.

        Sales of branded products decreased by 1.4% due primarily to sales growth in both Northern and Southern Europe. The growth in those businesses was offset by decreased sales in the UK, due to the United Kingdom biscuits and snacks market environments proving to be particularly challenging in 2003.

        Sales of our less profitable, non-branded products grew in 2003 by 0.8% driven by growth in UK and Southern Europe. Additional details on our turnover are provided within the analysis of our segmental performance.

Cost of Sales

	2003	2002	%
	(£ million)
Cost of sales from continuing operations	709.3	688.3	3.1

        Cost of sales from continuing operations increased from £688.3 million in 2002 to £709.3 million in 2003, an increase of £21.0 million, or 3.1%. This compared to a sales increase of £16.0 million, or 1.4%, for the year. As a consequence, there has been a reduction in gross profit margin predominantly due to higher levels of prime-cost inflation in the UK than has been seen historically. Cost savings achieved through the implementation of manufacturing-efficiency projects has mitigated the inflation increase. We have also continued to achieve savings through our "eSourcing initiative," which allows suppliers to tender for contracts on-line. We continue to implement changes in ways of working across our UK and Northern European supply chains. This requires significant organizational changes, which, together with our other manufacturing-efficiency programs, are expected to continue to deliver benefits throughout 2004.

Gross Profit

	2003	2002	%
	(£ million)
Gross profit from continuing operations	461.4	466.4	(1.1)

        Gross profit decreased from £466.4 million in 2002 to £461.4 million in 2003, a decrease of £5.0 million, or 1.1%. This equates to a gross profit margin of 39.4% in 2003 compared to 40.4% in 2002. This reduction in gross profit margin was the result of prime-cost inflation, principally in the UK, partially offset by price increases on branded products, and by the savings achieved through our manufacturing-efficiency programs.

Distribution, Selling and Marketing Expenses

	2003	2002	%
	(£ million)
Distribution, selling & marketing costs from continuing operations	248.9	252.8	(1.5)

        Distribution, selling and marketing expenses decreased from £252.8 million in 2002 to £248.9 million in 2003, a decrease of £3.9 million, or 1.5%. The decrease compared to 2002 was the result of a decline in marketing expenditure. We increased expenditure on new product launches, marketing and promotions to support our priority brands and reduced expenditure on advertising. The other categories of distribution, selling and marketing overheads remained at a similar level over both years. This was due predominantly to an increase in selling and marketing overheads in connection with our key UK distribution channels, including food service and van delivery. Savings from cost-reduction initiatives offset these increases. This was in line with our strategy of implementing cost-reduction initiatives to release funds to invest in priority-brand growth.

Administrative Expenses

	2003	2002	%
	(£ million)
Administrative expenses from continuing operations	96.1	96.5	(0.4)

(1)
Excluding operating exceptional items from continuing operations of £56.2 million (2002: £35.2 million), which are discussed separately.

        Our administrative expenses decreased from £96.5 million for 2002 to £96.1 million in 2003, a decrease of £0.4 million, or 0.4%. The decrease in administrative expenses was the result of savings from cost-reduction initiatives, such as streamlining management and organizational alignment projects, and no payments being made under the 2003 Senior Management Incentive Scheme as performance targets were not met, offset by overhead cost inflation.

        The majority of administrative costs are directly related to the operations of our business units and consequently charged to, and reflected in, the segmental operating results. The balance of administrative costs that are not included within the segmental results are considered to be central costs and represent corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions. These costs increased from £12.2 million in 2002 to £12.7 million in 2003.

Other Operating Expense/Income

        Our other operating expense/income consists principally of royalties received in connection with long-standing licensing arrangements for some brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions and any other amounts that arise from time to time that it is appropriate to include as other expense/income. Other operating expense/income for 2003 amounted to £1.5 million expense compared to income of £6.0 million for 2002. The expense in 2003 was primarily the result of hedging our foreign currency transactions, which, due to fluctuations in the exchange rates during that period, particularly in connection with our U.S. dollar transactions, resulted in losses. Some of the losses were offset by gains arising in North America in our International Sales business. In 2002, our other income included gains from foreign currency transaction hedges together with royalty income.

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

Taxation

        We had a tax credit of £10.2 million for 2003 compared to a tax credit of £15.6 million for 2002. The movement in the year-on-year tax credit of £5.4 million was due to a decrease of £3.9 million in the deferred tax credit arising under Financial Reporting Standard 19 "Deferred Tax," an increase in the current-year current tax charge of £1.1 million and a reduction in the prior-year current tax credit of £0.4 million.

Segmental Performance

        The following discussion includes references to "constant exchange rates." Constant exchange rates state the results of our previous year presented at the same internal exchange rate as that used to translate the results of the most recent year. The constant exchange rate numbers are our non-GAAP, internal numbers and are not audited, however, we believe that they are useful in our Segmental Performance to explain important trends within our business segments.

UK

        Sales decreased from £756.5 million in 2002 to £734.4 million in 2003, a decrease of £22.1 million, or 2.9%. Sales decreased by 1.8% after excluding the effect of the decline in contracted sales made to Danone.

        Sales of McVitie's core increased by 1.8% due to the launch of McVitie's a:m and the success of the McVitie's Big Packs, both launched in the first quarter of 2003. Sales in 2003 were impacted by the prolonged period of exceptionally warm weather in the third quarter compared to the third quarter of 2002, which adversely affected sales of chocolate biscuits, and the impact of the substantial relaunch of the McVities's range in the second quarter of 2002. Sales of McVitie's Jaffa Cakes increased by 5.3% supported by a successful promotional campaign and the launch of Jaffa Mini Bags at the end of the third quarter of 2003. Sales of go ahead! and Penguin decreased in 2003 compared with 2002. Sales of go ahead! were impacted by new entrants in the healthy snacking segment. Sales of Penguin and other branded biscuits were impacted by increased competition from new entrants in the chocolate biscuit bars segment and the adverse effect of the exceptionally hot weather in the third quarter of 2003. McVities's cake sales continued to perform well, with sales increasing by 19.3%. This growth was supported by the launch of Jaffa Mini Roll Bites at the end of the third quarter in 2003, Hob Nob Flapjacks in the third quarter of 2003 and the continued success of new products launched in 2002.

        In total, biscuit branded sales were down 3.1% during a challenging period of trade and competitor activity and unusually hot weather. Retailer-branded sales increased by 0.8% excluding contracted sales to Danone, which decreased by 61.8%. The Danone contract was entered into at the time of the UB acquisition. While the majority of our contract sales ceased in 2002, we continue to supply a small number of products.

        The United Kingdom savory snacks market remained highly competitive with strong competition for promotional opportunities in multiples. Branded sales decreased by 4.8%. However, sales of McCoys increased 14.5% supported by the limited-edition launch of McCoys Steak and Ale flavor variant in September of 2003, and Mini Cheddars sales increased by 5.5% supported by the launch of Mini Cheddars Peperami in July 2003. Marketing investment reduced in 2003 due to the substantial investment in 2002 behind Hula Hoops Shoks, Skips Buzz Boltz and Skips Tickle Pickle and the competition in 2003 for promotional activity. In 2003, we continued to invest in our priority brands to drive growth while at the same time pursuing a longer-term brand-building strategy in a highly competitive market.

        Business profit fell from £134.5 million in 2002 to £114.3 million in 2003, a decrease of £20.2 million, or 15.0%. This reduction was the result of a number of factors including volume decline on some branded biscuits due to the increased retail price differential between branded and retailer-branded equivalent products, reduced promotional effectiveness due to intense activity from new entrants to the market, the adverse impact of hot weather on sales and production efficiency, the substantial reduction of sales under the Danone contract and significantly higher levels of prime-cost inflation. The implementation of branded biscuit price increases and savings resulting from our cost-reduction initiatives partially mitigated the impact of prime-cost inflation. Overall this reduced our gross margin from 40.6% in 2002 to 38.0% in 2003.

        This reduction was due to a decrease in sales volume and an increase in sales overhead expenditure in connection with our key UK distribution channels including food service and van delivery with the intention of increasing long-term growth in these areas. Savings achieved in connection with cost-reduction initiatives offset this. We are promoting the sale of products displaying strong growth potential and profitability and minimizing the impact of lost sales due to intense competition within the market.

        Our 2003 performance demonstrated that our actions in managing costs and channeling marketing expenditure behind our priority brands helped us to minimize the effect of the challenging and competitive market, thereby enabling us to pursue our long-term, brand-building strategy.

        In February 2003, following a detailed review of our UK biscuit manufacturing facilities, we announced our proposal to close our Ashby-de-la-Zouch biscuit factory by the end of 2004. Following the conclusion of an employee consultation process, we began transferring production to our other UK manufacturing facilities. During the fourth quarter of 2003, we transferred the production of approximately one-third of the products produced at this site and completed the first phase of our redundancy program. The remaining phases were completed and the facility was closed at the end of November 2004.

        On April 17, 2003, we signed a put and call option agreement to acquire a company that runs the business of the supply and distribution of crisps and snack products via a van sales force. The option agreement provides security in relation to this route to market.

Northern Europe

        Sales increased from £157.6 million in 2002 to £179.8 million in 2003, an increase of £22.2 million, or 14.1%. In local currency, sales increased by 1.7%, from €250.1 million in 2002 to €254.4 million in 2003. This was the result of our strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands.

        At constant exchange rates, priority-branded biscuit sales rose by 2.9% and branded biscuit sales reduced by 0.3% as a result of growth in BN and Sultana sales offset by decline in Delacre and Verkade sales. BN sales increased by 11% across Northern Europe, compared to 2002, as a result of the continued success of BN Mini Max and BN Petit Dejeuner. Sultana sales showed strong growth of 7.7% during the year due to the continued success of Sultana Start and Sultana Fruit and Cereals and the

successful launch of Sultana Fruit XS in a snacking format. Sales of Verkade declined 4.3% due to increased in-store support behind new products such as Verkade Delichoc and Verkade Biskz and Chokz. Sales of Delacre products declined in France by 5.0% due to the planned de-listing of certain branded items and high seasonal temperatures during the second and third quarters of 2003 mitigated, in part, by the launch of Delacre Croustillant.

        A key element of our business strategy has been to substantially improve the profitability of Northern Europe. Following the review of our supply chain processes across Northern Europe, significant changes are being implemented, which are delivering improvements in manufacturing efficiency. Planning for the harmonization and upgrade of our enterprise resource planning operating system is underway. By focusing on higher-margin products and achieving manufacturing cost savings, the margin improved from 40.9% in 2002 to 43.6% in 2003. As a result of improved margins and strict cost control and currency translation gains, business profit increased from £12.0 million in 2002 to £22.2 million in 2003, an increase of £10.2 million, or 85.0%.

Southern Europe

        Sales increased from £161.2 million in 2002 to £185.6 million in 2003, an increase of £24.4 million, or 15.1%. In local currency, sales increased by 4.7% from €255.2 million in 2002 to €267.2 million in 2003. At constant exchange rates, sales increased across the priority-brand portfolio with priority-branded biscuit sales increasing 12.5% and total branded biscuit sales increasing by 3.8%. This was due to successful brand advertising and promotional campaigns for Filipinos, Chiquilin, Fontaneda Core and Oreo. We also benefited from the marketing investment supporting new products such as Fontaneda Diver, Minifilipinos and Chiquilin Energy, all of which were launched in 2002.

        Business profit increased from £23.6 million in 2002 to £31.3 million in 2003, an improvement of £7.7 million, or 32.6%. The improvement in business profit was the result of sales growth, improvement in sales mix, implementation of price increases, cost-saving initiatives and currency translation gains, all of which mitigated high levels of raw materials cost inflation.

International Sales

        Our strategy for this business is to manage the existing portfolio of revenues to improve overall profitability by prioritizing investment and reducing activity in non-profitable areas. Sales decreased from £79.4 million in 2002 to £70.9 million in 2003, a decrease of £8.5 million, or 10.7%. This decrease in sales was due to a reduction in biscuit sales to the United States, affected by the weaker U.S. dollar, a biscuit import embargo in Nigeria and our exit from marginally profitable contracts in Germany.

        Business profit decreased by £2.2 million from £18.0 million to £15.8 million due to the reduction in sales and a lower off-setting gain from foreign exchange hedging contracts than we achieved in 2002. This was offset by savings achieved from cost-reduction initiatives, which continued to drive improvement in the profitability of this business segment.

        We conducted a number of business reviews of the way in which we manage and conduct our business. As a result we reorganized the way we service our customers in North America in order to increase our future sales potential and improve the profitability of the Delacre sales that we make in this region. We outsourced marketing activity, which was previously undertaken in-house, to a third-party distributor with whom we already had a relationship. We also decided to cease production at our dry dessert mix facility in Tunisia, which serviced customers in the Middle East. The facility was closed at the end of 2003 and predicted future volumes for this business are now fully serviced from our dry dessert mix facility at Montornes in Spain. These activities are in line with our business strategy, to reduce complexity in our organizational structure, and have enabled us to focus our resources more efficiently.

Discontinued Operations

Other

        Benelux snacks sales decreased from £27.0 million to £24.1 million and the business loss increased from £1.4 million in 2002 to £4.7 million in 2003. The snacks markets were particularly competitive in the Netherlands and Belgium during 2002 and this resulted in a decline in our branded sales. The decrease in branded sales was partially compensated for by an increase in retailer-brand sales. This change in the Benelux sales portfolio drove an adverse mix and hence an increase in business loss.

Exceptional Items (continuing and discontinued operations)

        In 2004, we recorded a total of £19.5 million as exceptional items of which £19.8 million was recorded as an expense against operating profit and £0.3 million was recorded as net non-operating profit. Exceptional items charged against operating profit comprised £4.9 million in relation to closure of our biscuit factory in Ashby-de-la Zouch, £4.0 million in connection with the acquisition of Jacob's and Triunfo, £2.3 million relating to the French Government-sponsored early retirement scheme entered into in 2002, £1.9 million relating to our Northern European overhead-reduction program, £1.2 million in connection with our Southern Europe overhead-reduction program, £1.1 million in connection with the integration of our UK businesses initiated in 2003, £0.7 million in connection with a provision, relating to anticipated costs in connection with surplus leasehold properties and £3.7 million on restructuring projects to reduce costs in the UK and facilitate the sale of the Benelux snacks business.

        Non-operating exceptional items consisted of a loss of £3.8 million in connection with the disposal of our Benelux snacks business offset by a £4.1 million profit on disposal of fixed assets.

        In 2003, we recorded a total of £63.6 million as exceptional items, £61.7 million of which was recorded as an expense against operating profit and £1.9 million as a net non-operating expense. We also recorded £3.5 million of other exceptional income.

        Exceptional items charged against operating profit comprised £18.6 million in relation to the closure of our biscuit factory in Ashby-de-la Zouch, £17.6 million relating to asset impairment, £2.1 million in connection with a provision, relating to anticipated costs in connection with surplus leasehold properties, £1.3 million in connection with our Southern European overhead-reduction program, £3.5 million relating to our Northern European overhead-reduction program, £5.3 million relating to the French Government-sponsored early retirement scheme entered into in 2002, and £13.3 million in connection with other overhead-reduction initiatives and manufacturing-efficiency programs.

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

        In respect of 2002, we recorded a total of £12.0 million as exceptional items, £35.4 million of which was recorded as an expense against operating profit and £23.4 million as a net non-operating credit, of which £12.3 million has been shown as an exceptional taxation refund.

        Exceptional items charged against operating profit comprised £11.9 million in restructuring charges relating to overhead reduction programs across the whole business, £9.8 million in restructuring charges in connection with manufacturing-efficiency and overhead-reduction programs in the UK and Northern Europe, £3.6 million in connection with a provision, relating to anticipated costs in connection with surplus leasehold properties, required under U.K. GAAP, £8.0 million in connection with fixed-asset impairments and £2.1 million relating to factory closures.

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

B. Liquidity and Capital Resources

Overview

        During the past three years, our principal sources of funds have been cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and debt service and repayment obligations. During 2004, we raised additional funds to finance the acquisitions of Jacob's and Triunfo, see "—Debt Service Obligations—Senior Credit Facility and—Senior Subordinated Notes."

Historical Cash Flows

Cash Flow from Operating Activities

        We had a net cash inflow of £122.9 million from operating activities during 2004. This net inflow consisted of £161.7 million generated from operations, an increase in working capital of £0.9 million and £37.9 million expended on rationalization and other exceptional items.

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

        We had a net cash inflow of £105.1 million from operating activities during 2002. This net inflow consisted of £182.2 million generated from operations, £31.0 million expended on rationalization and other exceptional items and an increase in working capital of £46.1 million. The increase in working capital included £38.2 million of accruals and deferred income which related to an advance received from Nabisco in anticipation of its acquisition of our operations in China. The disposal was completed in the first quarter of 2002 and the advance was reclassified as sale proceeds. The compensating inflow, in the first quarter of 2002, is reflected in cash flow from acquisitions and disposals for 2002. The underlying increase in working capital was therefore £7.9 million. This increase was due to lower creditors as a result of the timing of payments to our suppliers in December and higher debtors due to higher sales.

Cash Flow from Returns on Investments and Servicing of Finance

        During 2004, we had a net cash outflow of £54.1 million in connection with servicing our debt compared to a net cash outflow of £56.5 million in 2003. The decrease reflects a change in the pattern of our interest payments following the refinancing of our senior credit facility in September 2004 offset by increased interest payments in connection with the additional senior subordinated notes issued in February 2004 and higher interest margins following the refinancing of our senior credit facility.

        In 2003, we had net cash outflows from returns on investments and servicing of finance of £56.5 million compared to a net cash outflow of £63.2 million in 2002. The reduction in interest payable was due to the lower interest margins applicable to our senior credit facility loans following the refinancing that took place in April 2003, partially offset by higher interest paid on our senior subordinated euro notes due to adverse exchange rate movements in the year.

        In 2002, we had a cash outflow of £65.6 million in connection with servicing our debts and a cash inflow of £2.4 million from monies placed on short-term deposits. The net outflow of £63.2 million was a decrease of £7.0 million compared with 2001. The decrease reflects the full-year effect of the reduced interest cost of our senior subordinated notes, issued in April 2001, compared to the original bridging finance that they replaced, and the effect of repayments made under the senior facilities agreement.

Cash Flow from Capital Expenditure and Financial Investment

        During 2004, we had a net cash outflow of £40.6 million in connection with capital expenditure compared to a net cash outflow of £58.8 million in 2003. We incurred capital expenditure of £54.1 million and received £13.5 million in connection with the disposal of fixed assets. We also received £0.7 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

        In 2003, we had a net cash outflow of £58.8 million in connection with capital expenditure, an increase of £4.2 million compared to 2002. We incurred capital expenditure of £59.0 million and received £0.2 million in connection with the disposal of fixed assets. We also had a cash inflow of £0.3 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

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

Cash Flow from Acquisitions and Disposals

        During 2004, we had a net cash outflow of £237.8 million from acquisitions and disposals compared to a net cash inflow of £2.9 million in 2003. The net cash outflow consisted of a £239.9 million outflow in connection with the acquisitions of Jacob's and Triunfo offset by a net inflow of £2.8 million, being cash acquired as part of the acquisitions and £0.7 million outflow in connection with the disposal of our Benelux snacks business.

        During 2003, we had a net cash inflow of £2.9 million from acquisitions and disposals. We received £3.6 million from Nabisco following the agreement not to acquire their Middle Eastern business and £0.4 million in respect of a VAT refund in connection with acquisition costs and we incurred £1.1 million in relation to the closure of our operations in Tunisia.

        In 2002, we had a net cash inflow of £53.5 million from acquisitions and disposals. We received £38.2 million relating to the completion of the disposal of our operations in China to Nabisco during the first quarter of 2002, a disposal associated with the UB acquisition. The compensating outflow of £38.2 million was reflected in cash flow from operating activities for 2002. In the second quarter of 2002, we received £25.1 million relating to an adjustment to the sale price of Keebler Company sold by United Biscuits (Holdings) Limited in 1996.

Capital Expenditure Requirements and Restructuring Costs

        In 2003, we incurred capital expenditure of £59.0 million, of which £33.4 million was incurred in connection with the delivery of cost-saving initiatives and the balance was incurred to support new product-development initiatives and essential health, safety and maintenance projects. We also incurred restructuring costs of £31.0 million relating to cost-saving initiatives. Capital expenditure and restructuring costs were funded from cash flow from operations.

        During 2004, we incurred capital expenditure of £54.1 million, of which £20.4 million was incurred in connection with the delivery of cost-saving initiatives and the balance was incurred to support new product-development initiatives and essential health, safety and maintenance projects. We also incurred restructuring costs of £37.9 million relating to cost-saving initiatives. Capital expenditure and restructuring costs were funded from cash flow from operations.

        As at January 1, 2005, plans to integrate Jacob's into our existing UK business were at an early stage of implementation. Full integration is highly dependent on a common Enterprise and Resource Planning system and is not anticipated to occur until early 2006. For the interim period, we have implemented temporary processes to enable the two operations to be managed as one business. We are in the process of designing our organizational structure to support a single business and, as a result of this, there will be some redundancies. At January 1, 2005 an employee consultation process had commenced and it was not possible to reliably estimate the full costs associated therewith. In the period from acquisition until January 1, 2005 costs of £1.4 million were charged to operating exceptional items in respect of the integration project, of which £0.6 million was incurred in the period. This principally related to project management costs.

        Over the next two years we expect to incur costs of between £20 to £25 million in connection with the integration of Jacob's into our existing UK business and delivering the benefits expected from a combined business. On the basis that we incur these costs, we anticipate that our plans could deliver ongoing annual cost-savings of approximately £15 to £20 million, achieving at least one third of the savings in 2005, a further one third in 2006, making two thirds in the year, and full benefits in 2007 following completion of the planned systems integration. We continue to closely monitor and control our overhead costs and, in addition to the savings identified in connection with Jacob's, we are in the process of implementing a program to restructure our UK and corporate head office costs. We anticipate that this program will deliver additional annual cost savings of approximately £10 million by 2006 and we expect to incur approximately £10 million to achieve those savings.

        As at January 1, 2005, significant progress had been made towards integrating Triunfo into our Southern Europe business. It is anticipated that full integration will be completed during the first half of 2005. In the period from acquisition until January 1, 2005 operating exceptional items of £2.6 million were charged in the profit and loss account. Of this £2.0 million was incurred in the period, principally in relation to severance costs following organizational changes. It is anticipated that a further £0.6 million will be incurred during 2005 in completing the integration, principally on systems' integration and severance costs.

        In 2005, we expect our total capital expenditure for the year to be less than the £54.1 million incurred in 2004 and we expect our total restructuring costs to be comparable to those incurred in 2004. We plan to fund our capital expenditure and restructuring costs from cash flow from operations.

        We may also, from time to time, consider acquisitions or investments in other businesses, which may require additional funding.

Debt Service Obligations

        As a result of the debt we incurred in connection with the UB acquisition and the offering of the senior subordinated notes, we had significant debt service and repayment obligations under our senior credit facility and the senior subordinated notes. In 2004 we increased our debt obligations under both the senior subordinated notes and the senior credit facility in connection with financing the acquisitions of Triunfo and Jacob's respectively, see Item 5. "Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Acquisitions and Dispositions." In 2004, we incurred interest charges totaling £64.0 million from our borrowings under our senior credit facility, senior subordinated notes and other bank facilities.

Senior Credit Facility

        Our senior credit facility was entered into in connection with the UB acquisition and initially consisted of four facilities (Term Loans A, B, C and D) and a revolving facility of £90.0 million, which was reduced to £60.0 million in May 2002. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facilities and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. As of December 28, 2002, we had borrowed the full £535.0 million under the term loan facilities, £453.7 million of which remained outstanding. £7.5 million had also been drawn down as ancillary facilities under the revolving facility to cover day-to-day banking requirements.

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

        On February 13, 2004, after a presentation to the senior bank agent and the syndicate participants, we received a letter of consent from the senior bank agent to waive or amend some of the provisions of the senior facility to reflect, among other things:

  •
  a potential acquisition in Southern Europe, see Item 5. "Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Acquisitions and Dispositions;"

  •
  the issue of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of our Term Loan A; and

  •
  revised financial covenant ratios.

        On February 18, 2004, we repaid a further £40.0 million of our term loan A after we issued the new senior subordinated notes, see "—Senior Subordinated Notes." The repayment, in accordance with the letter of consent, was allocated against the scheduled term loan A repayments due in 2004 and the balance thereafter was allocated against the term loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

        On September 20, 2004, our senior credit facility, then comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, was refinanced. We raised new funds of £252.5 million to finance the acquisition of Jacob's. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling approximately £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15 million and the remainder was made available to fund the working capital requirements of the group.

        At January 1, 2005, the senior credit facility comprised £632.4 million term loans A, B and C which had been drawn down, and which had been increased by an unfavorable foreign exchange movement of £4.6 million since inception, and a revolving facility of £50.0 million.

        Details of the loans are set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Term loan A	267.4	2.25% over Libor	Amortizing	April 28, 2010
Term loan B (£)	100.0	2.75% over Libor	Bullet	September 20, 2010
Term loan B (€)	67.6	2.625% over Euribor	Bullet	September 20, 2010
Term loan C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011
Term loan C (€)	52.0	4.375% over Euribor	Bullet	January 15, 2011

	637.0
Revolving credit facility	50.0	2.25% over Libor	Bullet	March 20, 2010

Total	687.0

        As of January 1, 2005 we were scheduled to make the following principal repayments on term loan A under the senior facility:

Year	Total payment amount
(£ million)
2005	8.0
2006	38.5
2007	52.5
2008	62.5
2009	72.5
2010	33.4

Total	267.4

        On April 5, 2005, we made a voluntary prepayment of £20.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £8.9 million of the prepayment has been allocated against term loan A, reducing principal repayments proportionately, and £11.1 million has been allocated against term loan B.

        The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £50.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

        An amount of £9.4 million has been drawn down as ancillary facilities under the revolving facility. A total of £8.4 million is to cover day-to-day requirements of the UK business, £7.2 million of this being for the provision of two overdraft facilities and £1.2 million covers contingent liabilities, such as bank guarantees. The balance of £1.0 million is in respect of a letter of credit issued to one of our banks. The letter of credit covers an overdraft facility for the Group's subsidiaries in the Netherlands. There were no drawings under any of the overdraft facilities as of January 1, 2005. In addition to the ancillary facilities, a letter of credit was issued on June 18, 2004 for €0.2 million (approximately £0.1 million), to cover a flour commodity hedging arrangement with one of our banks. The hedging arrangement had not been utilized as of January 1, 2005. As of January 1, 2005, £40.5 million was available to be drawn down under the revolving facility.

        Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus a margin as set out above, plus, where appropriate, any applicable mandatory liquid asset costs. There is a margin adjustment mechanism in place in respect of term loans A and B and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter, but not before delivery of the financial statements for the fiscal quarter ending April 23, 2005.

        The senior credit facilities are secured by fixed and floating charges from each of the United Kingdom charging subsidiaries, including Jacob's post acquisition in 2004, and share pledges over two Dutch subsidiaries. In April 2001 security was also provided in the form of share pledges over three Spanish subsidiaries and fixed charges were taken over three Spanish properties and certain intellectual property. In November 2001 security was provided in the form of a share pledge over a further Dutch subsidiary. In June 2002 security was provided in the form of share pledges over two French subsidiaries. In November 2004 security was provided in the form of a share pledge over the shares of the newly acquired Portuguese subsidiary Triunfo.

        We are required to comply with financial covenants under the senior facility and these were revised as part of the refinancing. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended and we are now required to maintain a cash flow to total debt service ratio. We must now maintain:

  •
  EBITDA to net cash interest ratio ranging from 1.70 to 1.0 for the fiscal quarter ending April 23, 2005 to 2.75 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

  •
  total net debt to EBITDA ratio ranging from 5.75 to 1.0 for the fiscal quarter ended April 23, 2005 to 3.0 to 1.0 for the fourth fiscal quarter of 2009 for every fiscal quarter afterwards; and

  •
  cash flow to total debt service shall not be less than 1.0 to 1.0 for the fiscal quarter ending April 23, 2005 and every fiscal quarter afterwards.

        The senior credit facility places annual limits on our maximum capital expenditure and restructuring costs. These limits decrease from year to year, from £80.0 million in 2005 down to £60.0 million in 2008 and each fiscal year thereafter. There is the ability to carry forward for one year any unspent capital expenditure and restructuring costs, in any given year, of £20.0 million and the right to pull forward into the current fiscal year an amount not exceeding £10.0 million from the capital expenditure and restructuring costs limit for the following fiscal year.

        Our forecasts for 2005 indicate that we will be in compliance with all of our financial covenants under the senior credit facility. However, the flooding of our Carlisle factory could have an impact on our financial covenants. Under IFRS we cannot credit our EBITDA with the amount of business interruption insurance claims that we have made unless we have certainty that those claims will be paid. We do not expect that this will ultimately be an issue and we expect an interim payment to be received shortly. However, there is a possibility that our EBITDA for the first quarter will not reflect full credit for the business interruption claims that we have already made and will be making for that period. We have reviewed the potential impact and tested this against our financial covenants. As a result, we do not expect that we will breach our financial covenants, which will be tested at the end of the first quarter of 2005, "—Subsequent Event" above.

        In addition we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the term loans A and B under the senior credit facility and on the term loan C when the term loans A and B and the revolving facility have been repaid.

        An annual issuing bank fee of 0.125% is payable quarterly in arrears on the issuing bank's exposure under any letters of credit in addition to the margin applicable to our revolving credit facility. Commitment commissions are payable quarterly in arrears at an annual rate of 0.75% on the undrawn and uncanceled portion of our revolving credit facility.

Hedging Arrangements

        Regentrealm is required by the terms of our senior credit facility to enter into hedging arrangements to provide protection from interest rate risk exposure arising because the financing under the senior credit facility is at floating interest rates. The hedging arrangements are required to cover at least 50% of the total borrowings as at September 20, 2004 for a period of at least two years. Hedging banks are entitled to security, guarantees and subordination rights which rank at least equal to those granted to the lenders under our senior credit facility.

        Regentrealm currently has five interest rate swaps in place to hedge its interest rate exposure under our senior credit facility:

Amount		Start Date	Maturity Date	Rate
(£ million)	(€ million)			(%)
150.0		Pre 2004	October 28, 2005	5.685
62.5		Pre 2004	October 28, 2006	4.780
134.0		January 28, 2005	January 30, 2006	4.910
	80.0	January 28, 2005	January 30, 2006	2.360
110.0		October 28, 2005	October 28, 2006	5.020

Senior Subordinated Notes

        In April 2001, pursuant to an indenture dated April 17, 2001 (the "indenture"), UB Finance issued £120.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 3/4% each year and €160.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 5/8% each year (the "outstanding notes"), all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the notes is due on April 15 and October 15 of each year. The outstanding notes are listed on the Luxembourg Stock Exchange.

        On February 16, 2004, UB Finance issued additional notes under the same indenture as the outstanding notes, along with a supplemental indenture. We offered £45.0 million aggregate principal amount of 10 3/4% Sterling denominated Senior Subordinated Notes due 2011 (the "new Sterling notes") and €32.5 million aggregate principal amount of 10 5/8% euro denominated Senior Subordinated Notes due 2011 (the "new euro notes") (together, the "new notes"). The price of the new Sterling notes was 111% plus accrued interest from October 15, 2003, and the price of the new euro notes was 113% plus accrued interest from October 15, 2003. Interest on the new notes accrued from the issue date of the new notes. Interest payments on the new notes commenced on April 15, 2004 and the initial interest payment was calculated as if interest accrued on the new notes from October 15, 2003. The new notes were listed on the Luxembourg Stock Exchange on April 15, 2004.

        The gross proceeds from the sale of the new notes were approximately £75.0 million before deducting the estimated fees and expenses for the offering of approximately £2.2 million, including the initial purchaser's commissions. We have used £40.0 million of these proceeds to prepay a portion of term loan A under the senior credit facility and to pay the transaction fees from the offering and €39.2 million to finance the acquisition of Triunfo from Nutrinveste SGPS, S.A. on August 2, 2004.

        On May 13, 2004 we made an offer to exchange the new notes for registered, publicly tradable notes (the "exchange notes") that have substantially identical terms as the notes. The offer closed on June 10, 2004. The exchange notes have been registered under the U.S. Securities Act of 1933, as amended, and listed on the Luxembourg Stock Exchange.

        The new notes, the exchange notes and the outstanding notes, together referred to as the "notes", are treated as a single class of securities for all purposes under the indenture.

        The notes are unsecured and subordinated to all senior debt of UB Finance and rank equal with existing and future senior subordinated debt of UB Finance. Excluding subordinated debt owed to its parent company, UB Finance has no existing debt other than the notes issued under the indenture and a guarantee issued in connection with the senior credit facility of Regentrealm, our direct, wholly owned subsidiary. Regentrealm guarantees the notes and the guarantee will only become due 179 days after an event of default relating to payment on the notes has occurred, or earlier under certain circumstances. The guarantee is contractually subordinated to Regentrealm's obligations under the senior credit facility.

        The notes are scheduled to be repaid in one installment on April 15, 2011. We may redeem the notes at any time, in whole or in part, on or after April 15, 2006. In addition, until April 15, 2004, we were able to redeem up to 35% of the notes issued under the indenture with the net proceeds of a public equity offering. If we undergo a change of control or sell certain of our assets, the noteholders may require us to repurchase the notes at 101% or 100% (as the case may be) of the face amount, plus accrued interest and other amounts due thereon, if any.

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

6.375% Sterling Bonds due 2009

        As well as our senior credit facility and the outstanding notes, as of January 1, 2005, we had outstanding £40,000 aggregate principal amount of 6.375% Bonds due 2009.

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

  •
  prohibit any enforcement action by the Issuer on the intercompany loans made by it to Regentrealm until after the expiration of the period beginning on the date of an occurrence of a payment default on the notes and ending on the first to occur of: (1) the 179th day from the payment default date; (2) the date on which an order is entered for the dissolution or winding-up of Regentrealm; or (3) the date on which the shareholders of Regentrealm pass a resolution for the dissolution or winding-up of Regentrealm;

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

        We spent £6.7 million, £5.7 million and £6.2 million on research and development in 2002, 2003 and 2004, respectively. Research and development expenditures principally comprise costs associated with our central technical facility, which is located in the United Kingdom at High Wycombe, and other research and development resources located throughout our organization. The High Wycombe facility employs 56 professionals and has extensive pilot plant facilities and scientific laboratories, as well as an engineering facility. Increased research and development expenditure in 2004 compared to 2003 is due to increased activity in connection with new product development.

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

        We have an agreement with Nabisco relating to the manufacture, marketing, sale and distribution of products under a number of material trademarks. The agreement provides for an exclusive sublicense with Merola Finance B.V. ("Merola"), a licensee of Nabisco, for the manufacture, sale and distribution of Oreo, Chips Ahoy!, Air Crisps, Nabisco (House Mark), Nabisco (with Corner Triangle), Ritz and Teddy Grahams in parts of Europe, North Africa and the Middle East. Under the terms of the agreement each of these licenses expires upon the earlier of; (1) five years following a change of control of United Biscuits; or (2) a material breach by us of any of the license agreements. Under the sublicense agreement with Merola, we are required to pay a royalty for net sales equal to 1.5% of the net sales price of (x) all licensed products sold or distributed in the licensed territory and (y) all products sold or distributed in Iberia, whether or not these products bear the licensed trademarks, but excluding those products bearing United Biscuits trademarks, up to a maximum amount equal to the net royalty paid by Merola to Nabisco for calendar year 1999. As a consequence of the agreement with Nabisco, effective from February 18, 2003, not to complete the acquisition of Nabisco's business in the Middle East, the agreement with Merola has been amended to exclude territories associated with the Middle Eastern business. Nabisco paid $959,000 (approximately £0.6 million) as consideration for exclusion of those territories.

        As a result of the acquisition of Jacob's, we acquired a license for the exclusive right to use the Ritz brand in the United Kingdom at a royalty of 1% of the net sales and a royalty-free license for TUC in the United Kingdom. In addition, Jacob's have the exclusive right to use the Ritz brand in Ireland at a royalty of 1% of the net sales. However, pre-acquisition supply agreements of Jacob's with Irish Biscuits Limited, formerly also a subsidiary of Danone, are preserved until August 2006 and therefore additional use of the Ritz brand in Ireland in limited to supplying Irish Biscuits Limited until the arrangements terminate.

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

        As part of our acquisition of the Royal trademarks, Nabisco assigned to us license agreements with Del Monte Foods Italia S.r.l., in relation to grocery products produced by it under the Royal trademark in Italy, and with Agna Ludvigsson, in relation to its manufacture and sale of baking powder and puddings in Iceland under the Royal trademark.

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

        We have an ongoing, non-exclusive license with Mars (UK) Limited (Masterfoods) for the manufacture and distribution of Galaxy, M&M's, Bounty, Snickers and Milky Way snack cakes in the United Kingdom. This license commenced on April 4, 1998 and may be terminated by either party upon giving 12-months written notice to expire on or after May 1, 2009. The agreement may also be terminated subject to certain specific provisions, for example in the event of a breach.

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

E. Off-Balance Sheet Arrangements

        None

F. Tabular Disclosure of Contractual Obligations

        The table below specifies our contractual obligations at January 1, 2005.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(£ million)
Long-term debt obligations	945.0	9.1	93.2	137.2	705.5
Capital (finance) lease obligations	1.4	1.2	0.2	—	—
Operating lease obligations	113.5	14.9	20.8	13.0	64.8
Purchase obligations	246.7	210.7	36.0	—	—
Amounts due to parent company	922.4	—	—	—	922.4
Taxation and other creditors	11.3	0.5	10.8	—	—
Other provisions	26.3	10.1	9.0	4.8	2.4

Total	2,266.6	246.5	170.0	155.0	1,695.1

        As of January 1, 2005, our purchase obligations consisted mainly of commitments to purchase prime ingredients such as flour, fats, oils, cocoa, potatoes and packaging materials. To manage the volatility in commodity prices, we seek to cover our raw materials requirements by taking out forward contracts to secure supplies at agreed prices. Forward cover is taken in physical markets for periods of at least three months and typically would not exceed 12 months, although by agreement with our board of directors this may be extended. Apart from those purchase obligations, all of our other contractual obligations are as disclosed in our financial statements for the 52 weeks ended January 1, 2005.

        We also have a net pension deficit of £229.7 million in relation to our defined benefit schemes in the United Kingdom.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors, Senior Management

        The following table sets forth the names and positions of the directors and executive management of UB Finance and Regentrealm.

Name	Date of Birth	Position Held
David Fish	05/31/48	Chairman(1)
Malcolm Ritchie	06/13/54	Chief Executive(2)
Joan Casaponsa	08/29/57	Managing Director—Southern Europe
Mohamed Elsarky	07/11/57	Managing Director—Northern Europe(3)
Kevin McGurk	02/07/64	Operational Services Director
Benoit Testard	04/23/55	Managing Director—UK
Bill Winthrop	05/23/50	Management Services and Supply Chain Director
Robert Bradish	06/11/52	Director(2)
Graham Clempson	08/25/61	Director(2)
Bertrand Meunier	03/11/56	Director(2)
Robin Brown	10/21/63	Director, Financial Control(4)

(1)
Appointed February 2, 2004.

(2)
Statutory director of UB Finance and Regentrealm.

(3)
Appointed to the Executive Management Board on September 20, 2004.

(4)
Not a member of the Executive Management Board.

        David Fish was appointed Chairman on February 2, 2004. Before joining United Biscuits, Dr. Fish worked for the Mars organization for 27 years, until 2001. During his last seven years with Mars he was a member of the Mars Incorporated Operating Board. During his time at Mars he held a number of senior management positions including President, Snackfoods Europe and Joint President, Masterfoods Europe, the operating company for all of Mars' European activities. He has also held Vice President positions in marketing, country management and personnel. He is currently non-executive director of Royal Mail Holdings plc and Christian Salvesen plc, where he is also Chairman.

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

        Mohamed Elsarky was appointed Managing Director—Northern Europe in February 2005 having served on the Executive Management Board as Managing Director—Jacob's following our acquisition of Jacob's in September 2004. Mr. Elsarky was appointed Managing Director—Jacob's in October 2003 when Jacob's was under the ownership of Danone. Previously, Mr. Elsarky served in various senior roles with Kellogg Company during a 13-year period including Vice-President—Strategy, Managing Director—Day Dawn and Managing Director—Kellogg Australia/New Zealand. Prior to joining Kellogg, Mr. Elsarky held several senior finance positions in Australia.

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

        Benoit Testard was appointed Managing Director—UK in August 2004 having served on the Executive Management Board since September 2003 as Managing Director—Northern Europe. Mr. Testard was appointed Managing Director—Northern Europe in February 1999. Before joining United Biscuits, Mr. Testard served in various roles including Marketing Director, Sales Director and Business Unit Manager at Fromageries Bel Group from 1985 to 1999. Before joining Fromageries Bel Group in 1985, Mr. Testard served as Product Manager for Reckitt and Colman for five years.

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

        Robert Bradish is Senior Vice President Strategy for Kraft Foods International. Mr. Bradish has been with Kraft Foods for over 25 years and has held a variety of management positions both in the United States and Europe. Before assuming his current position in 2005, Mr. Bradish was Vice President of Strategy and Development, Kraft Foods European Union, and from 1995 to 1998 was Vice President of Strategy and Development, Kraft Foods Central and Eastern Europe, Mideast and Africa region. Kraft Foods acquired Nabisco in 2000 and Mr. Bradish became a member of the boards of UB Finance and Regentrealm on December 21, 2000.

        Graham Clempson is European Managing Partner of MidOcean Partners, a private equity firm. Mr. Clempson formerly held a number of senior roles at Deutsche Bank; including European Managing Partner for DB Capital Partners and Co-Head of European Investment Banking. Mr. Clempson became a member of the boards of UB Finance and Regentrealm on February 28, 2002.

        Bertrand Meunier is a member of the Executive Committee of PAI partners. Mr. Meunier became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Mr. Meunier joined PAI in 1982. From 1985 to 1996, Mr. Meunier was in charge of investment activity in PAI's Information, Technology and Telecommunications Division. Since 1996, Mr. Meunier has been responsible for investments in the Consumer Products and Services sector. Mr. Meunier is also a director of Evialis, Financiere Gaillon 3, Giro, Novalis, Novarte, Panzani, Provimi, Saeco, Saur, Sodima, Vivarte and Yoplait.

        Robin Brown is Director, Financial Control and our principal financial officer. Mr. Brown has responsibility for overseeing financial reporting and financial controls for UB Finance and UB Parent. Mr. Brown has been with United Biscuits for six years and previously worked for Williams Holdings and Unilever.

        Ian Cray and Will Carter, who were members of our executive management, left our employment during 2004, and Dominic Murphy, who was a statutory director of UB Finance and Regentrealm, resigned as director of both companies in 2004.

        On March 21, 2005, we announced that Jeff van der Eems would be appointed Chief Financial Officer. Mr. van der Eems is expected to join United Biscuits and to assume this role and his position on the Executive Management Board in June 2005. Before joining United Biscuits, and from 1993, Mr. van der Eems served in various finance and strategy roles with PepsiCo, Inc. and was appointed Chief Financial Officer & VP Finance, PepsiCo United Kingdom and Republic of Ireland in 2003. Prior to 1993, Mr. van der Eems was Vice President, Mergers and Acquisitions with Sakura Bank (Mitsui Taiyo Kobe), and between 1986 and 1990, Mr van der Eems was Director of Mergers and Acquisitions at Geneva Corporation (Chemical Bank).

        The address of the directors and executive management of United Biscuits is c/o United Biscuits, Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom.

B. Compensation

Compensation Arrangements

        The aggregate compensation paid to all of our directors and executive management in 2004 was approximately £2.1 million. Of this aggregate compensation, approximately £1.7 million was paid in salaries (including bonuses and severance payments), approximately £0.1 million was paid as benefits-in-kind and approximately £0.3 million was accrued in pension benefits. For 2004, the highest-paid director or executive received £0.4 million including benefits-in-kind and accrued pension benefits. Details of our annual incentive bonus plans are provided below. Two members of our executive management were entitled to payments under the 2004 Management Incentive Schemes.

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

2004 Management Incentive Schemes

        The 2004 Management Incentive Scheme was established to provide cash bonuses to approximately 1,000 managers in the UK, International Sales, Central and Northern Europe based on pre-set performance targets. Certain performance targets were met in 2004 in Northern Europe and payment will be made to the relevant participants who achieved target, in 2005.

        A separate annual incentive award plan was established for the Southern European senior management. Certain financial targets were met in respect of 2004 and the plan was implemented. Individual participants were entitled to receive scaled payments depending on the targets achieved and the individual's personal performance under the appraisal system.

        A separate annual incentive scheme existed for Jacob's employees for 2004, established by Danone. Certain financial targets were met in respect of 2004 and the plan was implemented. Jacob's employees will be incorporated into the Management Incentive Scheme in future.

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

        Individuals who leave our employment are required to sell the shares that they have purchased to the United Biscuits Employee Benefit Trust (the "EBT"). They receive either cost or market value in accordance with the provisions contained in the articles of UB Parent and the reason for their leaving our employment. Shares held in the EBT are offered for purchase to new or existing employees at the direction of the board of UB Parent.

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

C. Board Practices

Term of Office

        The directors are subject to retirement by rotation and do not hold a fixed term of office. One-third of the directors retire at each annual general meeting. Retiring directors may offer themselves for re-appointment. The current directors have been in office for the full fiscal year ended January 1, 2005.

Directors' Service Contracts

        There are no service contracts in relation to the directors who represent the Equity Sponsors. As described above, the shareholders agreement provides that the Equity Sponsor directors of our parent are entitled to receive directors fees of £25,000 (plus VAT) each year for each director which shall accrue from day to day and shall be payable quarterly in arrears each year. Three of the four directors of UB Finance are Equity Sponsor directors of UB Parent.

        The executive directors have contracts of employment with United Biscuits (UK) Limited, the principal operating subsidiary of United Biscuits, some of which are subject to final negotiation. Except for variances in remuneration and bonus levels and pension entitlement, the contracts are uniform and all provide that the directors are entitled to a notice period of 12 months. The contracts also provide in their respective schedules a mechanism for a genuine pre-estimate of loss, based upon the overall contractual package. Accordingly, in the event of a termination, the executive director would be entitled to 12 months' compensation for loss of the following benefits: salary, car, health insurance, life cover and pension. The Senior Management Incentive Scheme bonus is expressly excluded from the notice period compensation.

Audit and Remuneration Committee

        We do not have an Audit Committee, however UB Parent has an Audit and Remuneration Committee (the "Audit Committee"). The Audit Committee is composed of Equity Sponsor appointees, consisting of nominees from each of Cinven, PAI and Nabisco, certain of whom are also our directors. The Chairmanship of the Audit Committee is allotted equally between Cinven and PAI. Any Equity Sponsor member of the board of UB Parent can attend meetings of the Audit Committee as a member.

        Bertrand Meunier (PAI) and Bob Bradish (Nabisco), who are our directors, are Equity Sponsor appointees on the Audit Committee. Bertrand Meunier is joint Chairman of the Audit Committee.

        Also in attendance, although not members of the Audit Committee, are the Chairman, David Fish and the Chief Executive Officer, Malcolm Ritchie, who are members of the executive management of UB Finance, and, for the purposes of the audit aspect of the Audit Committee, the Director, Financial Control, Robin Brown.

        The UB Parent shareholders agreement sets out the purpose of the Audit Committee, which is to:

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

        The Audit Committee meets two to three times each year and invites other relevant persons such as representatives of the Internal Audit, External Audit, Risk Management and Disclosure Committees to its meetings as deemed necessary. Their responsibilities include evaluating the appropriate risk framework and communicating the importance of internal control and the management of risk through the Risk Management committee, reviewing the activities and organizational structure of the Internal Audit function taking account of U.S. Securities and Exchange Commission (the "SEC") guidelines, including their work plan and considering the major findings from their work together with our management responses, reviewing the annual financial statements, including this annual report, before the submission to the board of UB Parent and determining whether they are complete and consistent with information known to Audit Committee members and reviewing the performance of the external auditors and making recommendations to the Board as to their re-appointment. The chairman of the Audit Committee makes a brief report of the findings and recommendations of the Audit Committee to the board of UB Parent at each board meeting.

D. Employees

        As of January 1, 2005, we had approximately 11,200 employees, equivalent to approximately 10,500 full-time employees. Approximately 88% of our full-time employees, both in the United Kingdom and continental Western Europe, are represented by collective agreement/unions. We have historically enjoyed good working relationships with our unions and have not recently experienced any significant work stoppages, slowdowns or other collective employee actions that have materially disrupted our business.

E. Share Ownership

        See the discussion of our Senior Management Equity Purchase Scheme included in "—Compensation—Senior Management Equity Purchase Scheme." As of January 1, 2005, Malcolm Ritchie beneficially owned 1.25% of the equity shares of UB Parent. No other members of the boards of UB Finance and Regentrealm beneficially owned more than 1% of the outstanding shares of UB Parent.

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

B. Related Party Transactions

        Below is a description of transactions we entered into with our shareholders or affiliates during the three-year period ended January 1, 2005. Some of these relationships continue to be in effect and may result in conflicts of interest between us and these shareholders or affiliates.

        In connection with the UB acquisition, we agreed to undertake certain acquisitions and dispositions, including the EMENA acquisition and the sale of the Asian assets discussed below in order to focus our business on our key Western European markets.

Nabisco Transactions

EMENA Acquisition

        In March 2000, Deluxestar, an affiliate of our parent, UB Parent, entered into an agreement to acquire from Nabisco the beneficial interests in some of its European, Middle Eastern and North African assets (together, the "EMENA Assets") located in Iberia, Saudi Arabia and Tunisia, respectively. The transfers of the Iberian and Tunisian businesses were completed on July 11, 2000 and April 20, 2001, respectively. The EMENA Assets were valued at £167.0 million, including assumed debt and as adjusted to the 2000 fiscal year end. On November 29, 2001, a further adjustment of £10.2 million was agreed with Nabisco, reducing the total transactional value to £156.8 million. Following further discussions between Nabisco and United Biscuits, Nabisco confirmed, by agreement effective from February 18, 2003, that it did not intend to withdraw from the Saudi Arabian joint venture arrangement. In accordance with the July 2000 agreement, Nabisco paid $4.8 million (approximately £3.0 million) to United Biscuits as an adjustment to the purchase price. The adjusted total transactional value is £153.8 million. In connection with the EMENA acquisition, Deluxestar issued to Nabisco dual convertible discounted preferred securities and the formula used to calculate the number of ordinary shares issuable under warrants previously issued to Nabisco by UB Parent was adjusted.

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

Nabisco License Agreements

        As part of the Transactions, in July 2000, we entered into a series of trademark license agreements with Nabisco under which Nabisco granted us an exclusive license for the manufacture, marketing, sale and distribution of products under a number of material trademarks Effective from February 18, 2003 and in connection with the decision not to complete the acquisition of Nabisco's business in the Middle East, the agreement with Merola was amended to exclude territories associated with the Middle Eastern business. Nabisco paid $959,000 (approximately £0.6 million) as consideration for excluding these territories. The Nabisco license agreements are discussed in Item 5.C. "Operating and Financial Review and Prospects—Research and Development, Patents, Licenses, etc.—Trademarks and Licenses."

Financing of UB Acquisition

        The UB acquisition was funded by loans under our senior credit facility, a senior subordinated bridge facility, deep discounted bonds, dual convertible preferred discounted securities and equity contributions. The senior subordinated bridge facility was repaid, in part with the net proceeds from the notes offering. As of January 1, 2005, our total outstanding long-term debt, including current maturities but excluding intercompany loans and unamortized debt issuance costs, was £945.0 million. Deutsche Bank AG London, an affiliate of MidOcean, is a joint arranger and lender under our senior credit facility, was a facility agent and lender under our senior subordinated bridge facility, a co-manager of the old notes offering and sole manager of the new notes offering, for which they received the customary fees.

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

        Under the shareholders agreement, each of the Equity Sponsors is entitled to receive an annual monitoring fee for their financial oversight and investment monitoring services. Subject to the discretion of the board of directors of UB Parent, the amount of the monitoring fee may be increased from time to time. PAI and Cinven were initially entitled to receive £266,667 each, Nabisco was initially entitled to receive £200,000 and DB Capital was initially entitled to receive £141,666. The fees payable for each of the three years ended April 14, 2004 were agreed at £984,375, of which PAI and Cinven were entitled to £300,000 each, Nabisco was entitled to £225,000 and MidOcean (2002: DB Capital) was entitled to £159,375.

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

        The shareholders agreement also provides that for the duration of the shareholders agreement and for one year from its termination date, none of the Equity Sponsors are permitted directly or indirectly to carry on the business of United Biscuits in a territory defined to include most nations within the European Union and the European Free Trade Association and a number of nations in Eastern and Central Europe and North Africa, other than through UB Parent and/or its subsidiaries. Non-compete provisions are subject to extensive regulation under competition laws and we are in ongoing discussions with Kraft, the parent of Nabisco, as to the scope of the enforceability of this clause. Nothing in the shareholders agreement otherwise limits the current or future business activities of the shareholders of UB Parent, whether or not those activities compete with those of UB Parent and its subsidiaries.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See Item 18 "Financial Statements."

A.7. Legal Proceedings

        We were involved in multiple lawsuits in France over the "smiley face" trademark we use in the mini BN products we market in France. Franklin Loufrani, a French citizen, claims to have been the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. In November 1999, we requested the Tribunal de Grande Instance of Paris to cancel the trademark filed by Mr. Loufrani for non-use under the French trademark law. Although the Tribunal rejected this request on procedural grounds, we have appealed the case to the Cour d'Appel of

Paris and filed another request for cancellation of the trademark with the Tribunal de Grande Instance. In July 2000, Mr. Loufrani brought a suit against us in the Tribunal de Grande Instance of Nantes for trademark violation and requested the court to seize packages of mini BN products with the smiley-face trademark and issue an injunction prohibiting us from using the trademark. The final hearing for pleadings in the Tribunal de Grande Instance of Paris took place on October 19, 2001 and a decision was made in our favor on January 22, 2002. The court awarded us a "provisional execution" which allows us to continue to use the trademark as Mr. Loufrani's registration was deemed to be null as far as the biscuit category is concerned. However, Mr. Loufrani filed an appeal and we filed a counter-statement closure of written proceedings for February 10, 2003. Oral proceedings were scheduled for April 1, 2003. In March 2003 Mr. Loufrani offered to enter into a Settlement Agreement if both parties would withdraw their claims before the Cour d'Appel of Paris and the Tribunal de Grande Instance of Nantes. On April 1, 2003, our lawyers attended a hearing and asked for the matter to be removed from the list of outstanding cases in view of the settlement agreement proposal. This was agreed to. There was then a two-year timescale in which the case could be reinstated. Mr. Loufrani had the case reinstated with effect from March 31, 2005. The action in the Tribunal de Grande Instance in Nantes has been suspended pending the outcome of the Paris adjournment. If the result is in our favor, the action in Nantes will be irrelevant. Our annual sales of mini BN products in 2004 were €15.6 million (approximately £11.0 million).

        In 1997, our operating subsidiary in the Netherlands, Koninklijke Verkade N.V. ("Verkade") initiated negotiations with property developers Dura Vermeer Bouw Amsterdam B.V. ("Dura") to sell our entire factory site located at Zaandam, the Netherlands. No agreement was reached and negotiations ceased. A dispute has arisen whereby Dura claim an agreement was reached, which under local law was legally binding. Our legal advice is that Dura do not have grounds to support their claim that there was a legally binding contract, although there is a risk that we may be liable for certain costs incurred. We have provided €300,000 (approximately £0.2 million) in respect of the costs of defending the claim and any costs for which there may be a valid claim. Based on legal advice, Verkade sold its chocolate factory, which is a part of the Zaandam site, to a third party in 2004. Subsequently Dura served a summons on Verkade in November 2004 for €14 million (approximately £9.9 million). Verkade has filed a defense to the summons and is strongly contesting the claim.

        We are from time to time also involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations.

B. Significant Changes

        We are in the process of determining the impact of a recent flood at our Carlisle manufacturing facility in the United Kingdom, see Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Subsequent Event."

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

  •
  Senior Credit Facilities Agreement, dated December 14, 1999, between Regentrealm Limited and Solvecorp Limited, Runecorp Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London, Credit Suisse First Boston and J.P. Morgan plc, as Joint Lead Arrangers, Deutsche Bank AG London, The Chase Manhattan Bank and DLJ Capital Funding, Inc., as Original Lenders, Deutsche Bank AG London as Sole Book Runner, Agent and Security Agent, and Credit Suisse First Boston and J.P. Morgan plc, as Documentation Agents, as amended and restated on April 28, 2000, August 28, 2000, November 28, 2000, April 17, 2001, April 9, 2003, March 1, 2004 and September 23, 2004.

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

  •
  Variation Agreement (Sub-License), dated February 18, 2003 between Merola Finance B.V. and United Biscuits Iberia S.L.

D. Exchange Controls

        None.

E. Taxation

U.S. Federal Income Tax Considerations

        The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice, all as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

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

Withholding Taxes

        Any U.K. taxes withheld and not refunded to a U.S. Holder will be treated as foreign taxes eligible for credit against that Holder's U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions, including that the U.S. Holder claim any applicable treaty benefits. Alternatively, those taxes are eligible for deduction in computing the U.S. Holder's taxable income. Stated interest, Additional Amounts and Additional Interest will constitute foreign source income for U.S. foreign tax credit purposes. The income will generally constitute "passive income" for U.S. foreign tax credit purposes, unless the rate that applies to the U.S. Holder is 5% or more, in which case the income generally will constitute "high withholding tax interest." Recently enacted legislation eliminates the "high withholding tax interest" category for taxable years beginning after December 31, 2006. For such years, the foreign tax credit limitation categories are limited to "passive income" and "general income". A U.S. Holder will not be allowed to claim foreign tax credits (but would instead be allowed a deduction) for foreign taxes imposed on income with respect to the notes unless the U.S. Holder (i) holds such notes for more than 15 days during the 31-day period beginning on the date that is 15 days before the right to receive payment arises (disregarding any period during which the U.S. Holder has a diminished risk of loss with respect to such notes) and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder's particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid under the notes.

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

E.U. Directive on the Taxation of Savings Income

        The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier that January 1, 2005 to provide to the tax authorities of Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. In the U.K., this Directive has been implemented by the Reporting of Savings Income Information Regulation 2003 (SI 2003/3297)

Stamp Duty and Stamp Duty Reserve Tax

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

Interest Rate Exposure

        The following table provides information as of January 1, 2005 about our financial instruments that were sensitive to changes in interest rates. The information is presented in pounds sterling, which is our reporting currency. Actual cash flows of the various instruments are denominated in euro, pounds sterling and dollars.

	Expected to Mature Before December 31,
								Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total
	(£ million)
Long-term debt
Floating-rate debt
Senior credit facility
Term loan A	8.0	38.5	52.5	62.5	72.5	33.4	267.4	267.4
Term loan B1	—	—	—	—	—	139.0	139.0	139.0
Term loan B2	—	—	—	—	—	28.6	28.6	28.6
Term loan C	—	—	—	—	—	202.0	202.0	202.0

Total floating-rate	8.0	38.5	52.5	62.5	72.5	403.0	637.0	637.0

Fixed-rate debt
10.750% senior subordinated sterling notes	—	—	—	—	—	165.0	165.0	169.1
10.625% senior subordinated euro notes	—	—	—	—	—	136.2	136.2	145.1

Total fixed-rate	—	—	—	—	—	301.2	301.2	314.2

Debt premium	1.1	1.1	1.1	1.1	1.1	1.3	6.8	—

Total	9.1	39.6	53.6	63.6	73.6	705.5	945.0	951.2

Interest rate derivatives
Interest rate swaps—net liability								1.4

        In order to ensure that there was an appropriate balance between fixed and floating rate debt, interest rate swaps were put in place so that as of January 1, 2005, approximately 81% of our total floating rate debt had been converted into fixed rate debt:

Notional Amount	Fixed Rate	Fair Value
(£ million)	(%)	(£ million)
150.0	5.685	1.2
62.5	4.780	(0.1)
134.0	4.910	0.1
110.0	5.020	0.2
(€ million)
80.0	2.360	—

Interest rate swaps—net liability		1.4

Foreign Exchange Risk Management

        We have entered into forward foreign exchange contracts in order to swap liquid assets and liabilities into currencies required for our purposes.

        As at January 1, 2005 the following contracts were outstanding:

	Receive for £		Pay for £		Receive for €		Pay for €
	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate
	(£ million)		(£ million)		(£ million)		(£ million)
Currency:
U.S. dollar	16.0	1.7686	4.4	1.7802	4.3	1.2370	3.3	1.2105
Euro	36.8	1.4418	2.2	1.4380	—	—	—	—
Canadian dollar	—	—	0.7	2.3806	—	—	—	—

Total.	52.8		7.3		4.3		3.3

Hedges

        Profits and losses on financial instruments used for hedging interest rate exposure and foreign exchange risk and commodity risk are recognized when the exposure that is being hedged is recognized. Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

	Gains	Losses	Net
	(£ million)
Unrecognized gains and losses on hedges at January 3, 2004	1.4	(5.4)	(4.0)
Gains and losses arising in previous years that were recognized in 2004	(1.3)	2.4	1.1

Gains and losses arising before January 3, 2004 that were not recognized in 2004	0.1	(3.0)	(2.9)
Gains and losses arising in 2004 that were not recognized in 2004	2.3	(0.1)	2.2

Unrecognized gains and losses on hedges at January 1, 2005	2.4	(3.1)	(0.7)

Of which:
Gains and losses expected to be recognized in 2005	2.3	(2.8)	(0.5)
Gains and losses expected to be recognized in 2006 or later	0.1	(0.3)	(0.2)

	2.4	(3.1)	(0.7)

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Based on their review on the date of this annual report of our disclosure controls and procedures, the Chief Executive Officer and the Director, Financial Control who is our principal accounting officer have concluded that our current disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that material information is recorded, processed, summarized and reported by us in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Controls

        As of the date of this annual report, based on the assessment of the Board, there were no changes in our internal controls or in other factors that have materially affected or are reasonably likely to affect these internal controls over financial reporting subsequent to the date of their evaluation, including any corrective actions regarding significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        We do not have an audit committee financial expert as defined in Item 16A. of Form 20-F on our Board of Directors. We are, however, controlled by UB Parent and believe the membership of their Audit Committee collectively has sufficient recent and relevant experience to discharge the functions of an audit committee financial expert. Members of the Audit Committee are appointees of the Equity Sponsors. See Item 6. C. "Directors, Senior Management and Employees—Board Practices—Audit and Remuneration Committee." We therefore do not have an audit committee financial expert as defined, as we believe that the cost of searching for and maintaining an independent audit committee financial expert would not be justified given the oversight already provided by the Audit Committee.

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our finance code of ethics was filed as Exhibit 12.5 to our Annual Report on Form 20-F for our 2003 fiscal year.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal accountant is Ernst & Young LLP.

Independent Auditor Fees

        Aggregate fees billed by Ernst & Young LLP for professional services during 2004 and 2003 were as follows:

	2004	2003
	(£ thousand)
Audit services	1,249	732
Audit-related services	795	102
Tax services	104	146
Other services	—	19

Aggregate fees for professional services	2,148	999

        Audit Services represent standard audit work required each year in order to issue an audit opinion on the consolidated financial statements of UB Parent, UB Finance and Regentrealm and to issue reports on local statutory financial statements. It also includes services that may only be provided by our independent auditor such as auditing non-recurring transactions and the application of new accounting policies, pre-issuance reviews of quarterly financial results, consents, comfort letters and covenant compliance statements and any audit services required for U.S. SEC or other regulatory filings. Audit service costs increased in 2004, largely due to work required for the issue of the additional notes and increased scope in connection with the acquisition of Jacob's.

        Audit-Related Services represent other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third-party arrangements and consultation regarding new accounting pronouncements. Audit-related services increased in 2004 largely due to the due diligence work undertaken in connection with the acquisition of Jacob's and Triunfo.

        Tax Services represent tax compliance and other tax services, and expatriate tax return services.

        Other Services in 2002 related to internal audit services and in 2003 consisted of data protection compliance reviews. Following the issuance of revised SEC guidelines on independence and in accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002, Ernst and Young LLP ceased to perform internal audit services during 2002.

Pre-Approval Policy of Audit and Non-Audit Services of Independent Auditors

        The Audit Committee is responsible for the oversight of our independent auditor's work. The Audit Committee's policy is to pre-approve all audit and non-audit services provided by Ernst & Young LLP. These services may include audit services, audit-related services, tax services and other services as described above. On an annual basis the Audit Committee details the particular services or categories of services that are pre-approved and sets a specific budget for each service. At the Audit Committee meetings, management and Ernst & Young LLP report on the extent of services actually provided in relation to pre-approved services and request pre-approval of additional services, as appropriate.

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

ITEM 18. FINANCIAL STATEMENTS

        The following consolidated financial statements and schedules together with the reports thereon of Ernst & Young LLP, are filed as part of this annual report:

Reports of Independent Registered Public Accounting Firm
Financial Statements
Consolidated Profit and Loss Accounts of United Biscuits Finance plc for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002

Consolidated Statements of Total Recognized Gains and Losses of United Biscuits Finance plc for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002
Consolidated Balance Sheets of United Biscuits Finance plc at January 1, 2005 and at January 3, 2004
Consolidated Cash Flow Statements of United Biscuits Finance plc for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002

Consolidated Statement of Changes in Shareholder's Funds of United Biscuits Finance plc for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002
Consolidated Profit and Loss Account of Regentrealm Limited for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002
Consolidated Statements of Total Recognized Gains and Losses of Regentrealm Limited for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002
Consolidated Balance Sheets of Regentrealm Limited at January 1, 2005 and at January 3, 2004
Consolidated Cash Flow Statements of Regentrealm Limited for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002
Consolidated Statement of Changes in Shareholder's Funds of Regentrealm Limited for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002
Notes to the Financial Statements of United Biscuits Finance plc and Regentrealm Limited
Schedules

Schedule II—Valuation and Qualifying Accounts of United Biscuits Finance plc and of Regentrealm Limited for the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002

ITEM 19. EXHIBITS

        The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1
Memorandum and Articles of Association of United Biscuits Finance plc (incorporated herein by reference to Exhibit 3.1 to UB Finance's Registration Statement on Form F-4, filed with the United States Securities and Exchange Commission on October 26, 2001, declared effective on October 31, 2001 (the "Exchange Offer Registration Statement).*

1.2
Memorandum and Articles of Association of Regentrealm Limited (incorporated herein by reference to Exhibit 3.2 to the Exchange Offer Registration Statement).*

1.3
Memorandum and Articles of Association of United Biscuits Group (Investments) Limited (incorporated herein by reference to Exhibit 1.3 to the Annual Report on Form 20-F for the fiscal year ended December 29, 2001).*

2.1
Indenture, dated April 17, 2001, between United Biscuits Finance plc, Regentrealm Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement)* and the Supplemental Indenture dated February 16, 2004 between United Biscuits Finance plc, Regentrealm Limited as Guarantor and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 2.1 to the Annual Report on Form 20-F for the fiscal year ended January 3, 2004)*

2.2
Form of Global Note (included in Exhibit 2.1) (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.3
Form of Definitive Registered Note (included in Exhibit 2.1) (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.4
Senior Credit Facilities Agreement, dated December 14, 1999, between Regentrealm Limited and Solvecorp Limited, Runecorp Limited and Others, as Borrowers and Guarantors, Finalrealm Limited, Deutsche Bank AG London, Credit Suisse First Boston and J.P. Morgan plc, as Joint Lead Arrangers, Deutsche Bank AG London, The Chase Manhattan Bank and DLJ Capital Funding, Inc., as Original Lenders, Deutsche Bank AG London as Sole Book Runner, Agent and Security Agent, and Credit Suisse First Boston and J.P. Morgan plc, as Documentation Agents, as amended and restated on April 28, 2000, August 28, 2000, November 28, 2000 and April 17, 2001 (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement), as amended and restated on April 9, 2003 (incorporated by reference to Exhibit 4.1 of Form 20-F for our 2002 fiscal year), March 1, 2004 (incorporated by reference to Exhibit 2.4 of Form 20-F for our 2003 fiscal year) and September 23, 2004 (incorporated by reference to Exhibit 99.2 of form 6-K dated September 29, 2004).*

2.5
Intra-Group Loan Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Borrower (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6
Intra-Group Loan Agreement, dated February 16, 2004, between United Biscuits Finance plc and Regentrealm Limited, as Borrower (incorporated herein by reference to Exhibit 2.6 to the Annual Report on Form 20-F for the fiscal year ended January 3, 2004)*

2.7
Subordination Agreement, dated April 17, 2001, between United Biscuits Finance plc, Runecorp Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.6 to the Exchange Offer Registration Statement),* as amended by Amendment Agreement dated February 16, 2004 (incorporated herein by reference to Exhibit 2.7 to the Annual Report on Form 20-F for the fiscal year ended January 3, 2004).*

2.8
Registration Rights Agreement, dated April 17, 2001, between United Biscuits Finance plc and Regentrealm Limited, as Guarantor and Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston (Europe) Limited, as the Initial Purchasers (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

2.9
Registration Rights Agreement, dated February 16, 2004, by and among United Biscuits Finance plc, Regentrealm Limited, as Guarantor and Deutsche Bank AG London, as Initial Purchaser

  (incorporated herein by reference to Exhibit 2.9 to the Annual Report on Form 20-F for the fiscal year ended January 3, 2004).*

4.1
Shareholders Agreement, dated March 17, 2000, between Cinven Limited, Paribas Affaires Industrielles, DB Capital Partners, Nabisco and United Biscuits Group (Investments) Limited as supplemented on April 17, 2000 (incorporated herein by reference to Exhibit 10.1 to the Exchange Offer Registration Statement),* as further supplemented on March 13, 2003 (incorporated by reference to Exhibit 4.1 of Form 20-F for our 2002 fiscal year).*

8.1
Subsidiaries of United Biscuits Finance plc**

12.1
Chief Executive Officer certification, dated April 6, 2005, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2
Chief Financial Officer certification, dated April 6, 2005, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.3
Chief Executive Officer certification, dated April 6, 2005, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.***

12.4
Chief Financial Officer certification, dated April 6, 2005, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.***

12.5
United Biscuits Finance plc, Financial Code of Professional Conduct. (incorporated by reference to Exhibit 12.5 of Form 20-F for our 2003 fiscal year).*

*
Incorporated by reference.

**
Filed herewith.

***
Furnished herewith.

SIGNATURES

        Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED BISCUITS FINANCE PLC
By:	/s/ MALCOLM RITCHIE
Name: Malcolm Ritchie Title: Chief Executive Officer
REGENTREALM LIMITED
By:	/s/ MALCOLM RITCHIE
Name: Malcolm Ritchie Title: Chief Executive Officer

Date: April 6, 2005

UNITED BISCUITS FINANCE plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:
The Directors
United Biscuits Finance plc

        We have audited the accompanying consolidated balance sheets of United Biscuits Finance plc as at January 1, 2005 and January 3, 2004 and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholder's funds for the years ended January 1, 2005, January 3, 2004 and December 28, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Biscuits Finance plc at January 1, 2005 and January 3, 2004, and the consolidated results of its operations and its consolidated cash flows for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 25 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                          ERNST & YOUNG LLP

London, England
April 6, 2005

REGENTREALM LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:
The Directors
Regentrealm Limited

        We have audited the accompanying consolidated balance sheets of Regentrealm Limited as at January 1, 2005 and January 3, 2004, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and changes in shareholder's funds for the years ended January 1, 2005, January 3, 2004 and December 28, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with United Kingdom auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regentrealm Limited at January 1, 2005 and January 3, 2004, and the consolidated results of its operations and its consolidated cash flows for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 25 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                          ERNST & YOUNG LLP

London, England
April 6, 2005

UNITED BISCUITS FINANCE plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004 Restated(1)	52 weeks ended December 28, 2002 Restated(1)
		(£ million)
Turnover: Group and share of joint venture		1,225.4	1,196.8	1,183.4
Less: share of joint venture's turnover		(1.8)	(2.0)	(1.7)

Group turnover	4
Continuing operations		1,140.3	1,170.7	1,154.7
Acquisitions		69.8	—	—

		1,210.1	1,170.7	1,154.7
Discontinued operations	1	13.5	24.1	27.0

		1,223.6	1,194.8	1,181.7
Cost of sales		(770.3)	(729.5)	(709.8)

Gross profit		453.3	465.3	471.9
Net operating expenses, including goodwill amortization and operating exceptional items	5 & 10	(408.1)	(454.7)	(427.7)

Group operating profit/(loss)	4
Continuing operations		33.6	22.2	47.2
Acquisitions		13.2	—	—

		46.8	22.2	47.2
Discontinued operations		(1.6)	(11.6)	(3.0)

		45.2	10.6	44.2
Other exceptional income	5	—	3.5	—
Share of operating profit in joint ventures		0.6	0.6	0.6

Operating profit		45.8	14.7	44.8
(Loss)/profit on disposal or termination of businesses	6	(3.8)	(2.1)	9.9
Profit on disposal of fixed assets		4.1	0.2	1.2

Profit before interest	5	46.1	12.8	55.9
Interest	7	(163.2)	(158.2)	(142.8)
Other finance (expense)/income	20	(5.7)	(6.0)	9.0

Loss on ordinary activities before tax		(122.8)	(151.4)	(77.9)
Taxation (charge)/credit	8	(3.7)	10.2	15.6
Exceptional taxation refund	9	—	—	12.3

Loss attributable to shareholder(2)		(126.5)	(141.2)	(50.0)

(1)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

(2)
A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	52 weeks ended January 3, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Loss attributable to shareholder	(126.5)	(141.2)	(50.0)
Translation differences on foreign currency net investments	(3.5)	1.8	0.8
Actuarial gains/(losses) recognized in pension schemes	32.8	(42.4)	(227.0)
Deferred tax thereon	(9.8)	12.7	68.0

Total recognized gains and losses relating to the period	(107.0)	(169.1)	(208.2)

(1)
A statement of comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 25 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED BALANCE SHEETS

	Notes	At January 1, 2005	At January 3, 2004
		(£ million)
Fixed assets
Intangible assets	10	768.6	598.6
Tangible assets	11	449.2	433.5
Investments in joint ventures	12
Share of gross assets		5.5	5.0
Share of gross liabilities		(0.3)	(0.4)

		5.2	4.6

		1,223.0	1,036.7

Current assets
Stocks	13	84.5	81.0
Debtors	14	290.0	250.8
Cash and short-term deposits	16	77.6	31.4

		452.1	363.2

Creditors: amounts falling due within one year
Trade and other creditors	15	302.5	260.2
Loans, overdrafts and finance lease obligations	16	7.2	40.3
Taxation		0.5	1.1

		310.2	301.6

Net current assets		141.9	61.6

Total assets less current liabilities		1,364.9	1,098.3
Creditors: amounts falling due after more than one year
Loans and finance lease obligations	16	920.7	624.8
Amount due to parent company	22	922.4	824.4
Other creditors		1.1	1.9
Taxation		9.7	12.0

		1,853.9	1,463.1

Net pension liability	20	229.7	235.1
Provisions for liabilities and charges	17	29.5	41.3

		259.2	276.4

		(748.2)	(641.2)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(750.2)	(643.2)

Shareholder's deficit(1)		(748.2)	(641.2)

(1)
A summary of the significant adjustments to shareholder's deficit that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED CASH FLOW STATEMENTS(1)

	Notes	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
		(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit before share of operating profit in joint venture		45.2	14.1	44.2
Exceptional charges and income to operating profit		19.8	58.2	35.4

Operating profit before exceptionals		65.0	72.3	79.6
Depreciation and goodwill amortization		98.2	93.9	94.9
Decrease/(increase) in stocks		12.1	(2.6)	(0.9)
(Increase)/decrease in debtors		(9.9)	30.9	1.2
Decrease in creditors		(3.1)	(25.9)	(46.4)
Expenditure against rationalization provisions and operating exceptionals		(37.9)	(31.0)	(31.0)
Other		(1.5)	7.6	7.7

Net cash inflow from operating activities	19	122.9	145.2	105.1

Cash flow statement
Net cash inflow from operating activities		122.9	145.2	105.1
Net cash outflow from returns on investments and servicing of finance	19	(54.1)	(56.5)	(63.2)
Tax (paid)/received	19	(1.9)	(1.6)	12.5
Net cash outflow from capital expenditure and financial investment	19	(39.9)	(58.5)	(54.1)
Net cash (outflow)/inflow from acquisitions and disposals	19	(237.8)	2.9	53.5

Cash (outflow)/inflow before use of liquid resources and financing		(210.8)	31.5	53.8
Net cash (outflow)/inflow from management of liquid resources	19	(7.8)	1.7	(0.6)
Net cash inflow/(outflow) from financing	19	256.1	(19.2)	(69.7)

Increase/(decrease) in cash in the period		37.5	14.0	(16.5)

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	16	(633.7)	(642.3)	(689.0)
Increase/(decrease) in cash for period(2)		37.5	14.0	(16.5)
(Increase in)/repayment of debt(2)		(269.2)	15.9	69.7
Management of liquid resources(2)		7.8	(1.7)	0.6
Costs of raising finance(2)		13.1	3.3	—
Exceptional amortization of finance costs		(2.3)	(11.9)	—
Other non-cash movements		1.0	—	—
New finance leases		(0.1)	(2.2)	(0.7)
Foreign exchange translation difference	16	(4.4)	(8.8)	(6.4)

Movement in net borrowings in the period		(216.6)	8.6	46.7

Net borrowings at end of period	16	(850.3)	(633.7)	(642.3)

(1)
The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 25 of Notes to the Financial Statements.

(2)
Represents a change in the net borrowings resulting from cash flows.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S DEFICIT

	Share Capital
Share capital and reserves	Authorized and allotted, called up and fully paid Ordinary shares of £1 each		Profit and loss account	Total
	(Number)	(£)
	(million)		(£ million)
At December 30, 2001	2.0	2.0	(265.9)	(263.9)
Pension reserve	—	—	(159.0)	(159.0)
Retained loss for the period	—	—	(50.0)	(50.0)
Exchange differences	—	—	0.8	0.8

At December 28, 2002	2.0	2.0	(474.1)	(472.1)
Pension reserve	—	—	(29.7)	(29.7)
Retained loss for the period	—	—	(141.2)	(141.2)
Exchange differences	—	—	1.8	1.8

At January 3, 2004	2.0	2.0	(643.2)	(641.2)
Pension reserve	—	—	23.0	23.0
Retained loss for the period	—	—	(126.5)	(126.5)
Exchange differences	—	—	(3.5)	(3.5)

At January 1, 2005	2.0	2.0	(750.2)	(748.2)

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004 Restated(1)	52 weeks ended December 28, 2002 Restated(1)
		(£ million)
Turnover: Group and share of joint venture		1,225.4	1,196.8	1,183.4
Less: share of joint venture's turnover		(1.8)	(2.0)	(1.7)

Group turnover	4
Continuing operations		1,140.3	1,170.7	1,154.7
Acquisitions		69.8	—	—

		1,210.1	1,170.7	1,154.7
Discontinued operations	1	13.5	24.1	27.0

		1,223.6	1,194.8	1,181.7
Cost of sales		(770.3)	(729.5)	(709.8)

Gross profit		453.3	465.3	471.9
Net operating expenses, including goodwill amortization and operating exceptional items	5 & 10	(408.1)	(454.7)	(427.7)

Group operating profit/(loss)	4
Continuing operations		33.6	22.2	47.2
Acquisitions		13.2	—	—

		46.8	22.2	47.2
Discontinued operations		(1.6)	(11.6)	(3.0)

		45.2	10.6	44.2
Other exceptional income	5	—	3.5	—
Share of operating profit in joint ventures		0.6	0.6	0.6

Operating profit		45.8	14.7	44.8
(Loss)/profit on disposal or termination of businesses	6	(3.8)	(2.1)	9.9
Profit on disposal of fixed assets		4.1	0.2	1.2

Profit before interest	5	46.1	12.8	55.9
Interest	7	(162.9)	(157.2)	(141.8)
Other finance (expense)/income	20	(5.7)	(6.0)	9.0

Loss on ordinary activities before tax		(122.5)	(150.4)	(76.9)
Taxation	8	(3.7)	10.2	15.6
Exceptional taxation refund	9	—	—	12.3

Loss attributable to shareholder(2)		(126.2)	(140.2)	(49.0)

(1)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

(2)
A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Loss attributable to shareholder	(126.2)	(140.2)	(49.0)
Translation differences on foreign currency net investments	(3.5)	1.8	0.8
Actuarial gains/(losses) recognized in pension schemes	32.8	(42.4)	(227.0)
Deferred tax thereon	(9.8)	12.7	68.0

Total recognized gains and losses relating to the period	(106.7)	(168.1)	(207.2)

(1)
A statement of comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 25 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED BALANCE SHEETS

	Notes	At January 1, 2005	At January 3, 2004
		(£ million)
Fixed Assets
Intangible assets	10	768.6	598.6
Tangible assets	11	449.2	433.5
Investments in joint ventures	12
Share of gross assets		5.5	5.0
Share of gross liabilities		(0.3)	(0.4)

		5.2	4.6

		1,223.0	1,036.7

Current assets
Stocks	13	84.5	81.0
Debtors	14	313.6	272.1
Cash and short-term deposits	16	77.6	31.4

		475.7	384.5

Creditors: amounts falling due within one year
Trade and other creditors	15	303.3	261.2
Loans, overdrafts and finance lease obligations	16	7.4	41.3
Taxation		0.5	1.1

		311.2	303.6

Net current assets		164.5	80.9

Total assets less current liabilities		1,387.5	1,117.6

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	16	620.8	398.3
Amount due to United Biscuits Finance plc	22	1,231.5	1,057.1
Other creditors		1.1	1.9
Taxation		9.7	12.0

		1,863.1	1,469.3

Net pension liability	20	229.7	235.1
Provisions for liabilities and charges	17	29.5	41.3

		259.2	276.4

		(734.8)	(628.1)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(736.8)	(630.1)

Shareholder's deficit(1)		(734.8)	(628.1)

(1)
A summary of the significant adjustments to shareholder's deficit that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 25 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED CASH FLOW STATEMENTS(1)

	Notes	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
		(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit before share of profit in joint venture		45.2	14.1	44.2
Net exceptional charges to operating profit		19.8	58.2	35.4

Operating profit before exceptionals		65.0	72.3	79.6
Depreciation and goodwill amortization		98.2	93.9	94.9
Decrease/(increase) in stocks		12.1	(2.6)	(0.9)
(Increase)/decrease in debtors		(9.9)	30.9	1.2
Decrease in creditors		(3.1)	(24.9)	(45.4)
Expenditure against rationalization provisions and operating exceptionals		(37.9)	(31.0)	(31.0)
Other		(1.5)	7.6	7.7

Net cash inflow from operating activities	19	122.9	146.2	106.1

Cash flow statement
Net cash inflow from operating activities		122.9	146.2	106.1
Net cash outflow from returns on investments and servicing of finance	19	(54.1)	(56.5)	(63.2)
Tax (paid)/received	19	(1.9)	(1.6)	12.5
Net cash inflow/(outflow) from capital expenditure and financial investment	19	35.1	(58.5)	(54.1)
Net cash (outflow)/inflow from acquisitions and disposals	19	(237.8)	2.9	53.5

Cash (outflow)/inflow before use of liquid resources and financing		(135.8)	32.5	54.8
Net cash (outflow)/inflow from management of liquid resources	19	(7.8)	1.7	(0.6)
Net cash inflow/(outflow) from financing	19	181.1	(19.2)	(69.7)

Increase/(decrease) in cash in the period		37.5	15.0	(15.5)

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	16	(408.2)	(426.6)	(481.0)

Increase/(decrease) in cash for the period(2)		37.5	15.0	(15.5)
(Increase in)/repayment of debt(2)		(194.2)	15.9	69.7
Management of liquid resources(2)		7.8	(1.7)	0.6
Costs of raising finance(2)		12.1	3.3	—
Exceptional amortization of finance costs		(2.3)	(11.9)	—
New finance leases		(0.1)	(2.2)	(0.7)
Foreign exchange translation difference	16	(3.2)	—	0.3

Movement in net borrowings in the period		(142.4)	18.4	54.4

Net borrowings at end of period	16	(550.6)	(408.2)	(426.6)

(1)
The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 25 of Notes to the Financial Statements.

(2)
Represents a change in the net borrowings resulting from cash flows.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S DEFICIT

	Share Capital
Share capital and reserves	Authorized and allotted, called up and fully paid Ordinary Shares of £1 each		Profit and loss account	Total
	(Number)	(£)
	(million)		(£ million)
At December 30, 2001	2.0	2.0	(254.8)	(252.8)
Pension reserve	—	—	(159.0)	(159.0)
Retained loss for the period	—	—	(49.0)	(49.0)
Exchange differences	—	—	0.8	0.8

At December 28, 2002	2.0	2.0	(462.0)	(460.0)
Pension reserve	—	—	(29.7)	(29.7)
Retained loss for the period	—	—	(140.2)	(140.2)
Exchange differences	—	—	1.8	1.8

At January 3, 2004	2.0	2.0	(630.1)	(628.1)
Pension reserve	—	—	23.0	23.0
Retained loss for the period	—	—	(126.2)	(126.2)
Exchange differences	—	—	(3.5)	(3.5)

At January 1, 2005	2.0	2.0	(736.8)	(734.8)

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

        The Company is the immediate parent company of Regentrealm which is wholly owned. The Company and Regentrealm are subsidiaries of Runecorp Limited ("Runecorp").

        The Company and Regentrealm were formed, together with a number of other entities, by a consortium of financial investors which ultimately consisted of funds advised or managed by Paribas Affaires Industrielles (now PAI management) ("PAI"), Cinven Limited, DB Capital Partners, whose interests in the Company and Regentrealm were acquired by MidOcean Partners, LP ("MidOcean") in February 2003, and Nabisco (collectively, the "Equity Sponsors") in connection with the acquisition of United Biscuits (Holdings) plc (the "UB acquisition"), a company then listed on the London Stock Exchange. Subsequent to its acquisition, United Biscuits (Holdings) plc was re-registered as a private limited company and re-named United Biscuits (Holdings) Limited (the "Predecessor"). In these financial statements, the term "Group" is used to refer both to the Company, together with its subsidiaries subsequent to the UB acquisition, and the Predecessor, together with its subsidiaries prior to the UB acquisition. The term "Group" also refers to Regentrealm together with its subsidiaries where the context so requires.

        The purchase of the Predecessor by the Company has been reflected in the consolidated financial statements using the acquisition method of accounting.

        In connection with the UB acquisition, it was agreed that the Group would sell its operations in Scandinavia, Malaysia, Singapore, Finland, Poland and Hungary, its snack interests in Germany and Italy and certain savory biscuit brands in the United Kingdom to Group Danone S.A. and its operations in China, Hong Kong and Taiwan to Nabisco. At the time of the UB acquisition, the Company recorded the net assets of these operations as assets held for disposal within current assets at their anticipated net disposal proceeds and the results of operations were not consolidated subsequent to April 14, 2000. During 2000, the Group sold all its investments in these businesses with the exception of the investments in China, Finland and Poland. The operations in Poland, Finland and China were sold in February 2001, May 2001 and March 2002, respectively.

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

        The Group is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and biscuits in continental Western Europe. Following the UB acquisition, the Group's continuing operations were divided into seven segments, reflecting the internal operational management structure. The segments comprised UK Biscuits, Northern Europe, Southern Europe, UK Snacks, General Export, Other and Central. The segment Other comprised our Benelux snacks business which was sold in August 2004 and the results of which have now been classified as a discontinued operation. During

2003 the Group reviewed the business operations in the United Kingdom and as a result, at the end of 2003, created a single UK business unit by merging the UK Biscuits and the UK Snacks business units. The Group is now managed through a region-based organizational structure with five segments comprising UK, Northern Europe, Southern Europe, International Sales (formerly, General Export) and Central. Central includes corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax and treasury functions.

        These financial statements have been prepared to show the performance of the Company and Regentrealm and their respective subsidiaries for the 52 weeks ended January 1, 2005, 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002. The Group generally presents its financial information based on 13 periods of four calendar weeks. As a result, the fiscal year consists of 52 weeks, a first fiscal quarter of four periods (16 weeks) and three fiscal quarters each consisting of three periods (12 weeks). Every five or six years, the final period is lengthened to five weeks, in which case, the fourth quarter consists of 13 weeks and the fiscal year consists of 53 weeks.

        The Southern Europe business presents its financial information based on 12 calendar months and a fiscal year ended December 31. Its results are included in the Group's consolidated results on the following basis:

Southern Europe quarter ended	Corresponding UB fiscal quarter
March 31,	Quarter 1 (16 weeks)
June 30,	Quarter 2 (12 weeks)
September 30,	Quarter 3 (12 weeks)
December 31,	Quarter 4 (12/13 weeks)

        The difference in reporting periods does not have a material effect on reported results.

        On August 2, 2004 the Group acquired a 100% interest in Triunfo Productos Alimentares S.A. ("Triunfo") from Nutrinveste SGPS, S.A.. As a result of the acquisition of Triunfo, which was effective from August 1, 2004, we are the leading manufacturer and marketer of biscuits in Portugal. The post-acquisition results of the business have been reported in the Southern Europe segment of our business.

        On September 20, 2004 the Group acquired a 100% interest in The Jacob's Bakery Limited ("Jacob's") from Groupe Danone S.A. ("Danone"). Jacob's is a United Kingdom biscuits and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The post-acquisition results of the business have been reported in the UK segment of our business. Jacob's currently presents its financial information based on 12 calendar months and a fiscal year ended December 31. Until Jacob's accounting systems are fully integrated into the Group's UK business, its results will be consolidated on the same basis as the Southern Europe business.

        On August 16, 2004 the Group completed the disposal of its Benelux snacks business, which comprised the Other segment, to Roger and Roger S.A.. The results of this business up to the date of disposal have been reflected as discontinued operations.

2    Accounting policies

Basis of accounting

        The financial statements have been prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards. A summary of the most important Group policies is set out below.

        In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants with the U.S. Securities and Exchange Commission. A reconciliation to United States generally accepted accounting principles ("U.S. GAAP") is set out in Note 25 of Notes to the Financial Statements.

        Accounting policies are unchanged from 2003, except that the definition of turnover has been revised to reflect emerging best practice in the United Kingdom provided by Application Note G to Financial Reporting Standard 5 "Reporting the Substance of Transactions." ("FRS 5"). As a result of this change, certain payments to customers are now reported as a direct deduction from revenue rather than within distribution, selling and marketing costs.

        The impact of this change on the reported results for the 53 weeks ended January 3, 2004 and the 52 weeks ended December 28, 2002 is as follows:

	Company and Regentrealm
	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Turnover
As reported	1,331.6	1,308.3
As restated	1,194.8	1,181.7
Distribution, selling and marketing costs
As reported	393.2	385.8
As restated	256.4	259.2

Basis of consolidation

        The financial statements of the Company and Regentrealm consolidate, respectively, the accounts of the Company and Regentrealm and their respective subsidiaries, together with the Group's share of net assets and results of joint ventures. The results of subsidiaries acquired during the financial year are included in the Group's results from the effective date of control and the results of undertakings disposed of up to the effective date of disposal. The separable net assets, intangible and tangible, of newly acquired subsidiary undertakings are incorporated in the financial statements on the basis of the fair value to the Group as at the effective date of control. The Group's share of the results of joint ventures is included for the periods from their effective date of acquisition or to their effective date of sale.

Turnover

        Turnover consists of sales to third parties after trade discounts and excludes sales related taxes. Trade discounts include sales incentives, up-front payments and other non-discretionary payments.

Revenue recognition

        Sales are recognized based on confirmed deliveries to customers.

Research and development

        Expenditure on research and development is written off as incurred.

Foreign currency translation

        The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the year-end. Exchange differences arising on the re-translation of opening net assets are shown as a movement in shareholder's funds and in the movement in the consolidated statement of total recognized gains or losses. All other translation differences are taken to the profit and loss account with the exception of differences arising on the translation of foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, Group equity investments in foreign subsidiaries, which are taken directly to shareholder's funds together with the exchange difference on the net investment in these subsidiaries.

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

Pensions and other post-retirement benefits

        Full actuarial valuations of the Group's main defined benefit schemes are carried out every three years with interim reviews in the intervening years; qualified independent actuaries update these valuations to the Group's financial year-end, each year. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term.

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

Debt

        Debt is initially stated at the amount of net proceeds, including any premium on issue and after deduction of issue costs. Any premium on issue and issue costs are amortized over the period of the related borrowings. If it becomes clear that any debt is to be redeemed early, the amortization of issue costs and any premium on issue is accelerated.

Goodwill and other intangible fixed assets

        On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net assets acquired where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of the net assets, the difference is treated as goodwill and capitalized on the consolidated balance sheet. Goodwill is amortized in equal installments over its useful economic life of up to 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

        Purchased intangible assets are also capitalized and amortized over their estimated useful economic lives on a straight-line basis. Where purchased brand intangible assets are considered by the Board of Directors to have an indefinite life given the proven longevity of the brand and the continued level of marketing support, they are not amortized but are subject to annual impairment reviews.

Tangible fixed assets

        Tangible fixed assets are held at cost. The Group has a policy of not revaluing tangible fixed assets.

        Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual installments, principally at the following rates:

Buildings	1.5% unless short leasehold
Short leaseholds	over the life of the lease
Plant and machinery	3% to 15% p.a.
Vehicles	20% to 30% p.a.
Fixtures and fittings	10% to 33% p.a.

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

Impairment

        In accordance with Financial Reporting Statement 11 "Impairment of Fixed Assets and Goodwill" ("FRS 11"), fixed assets and goodwill are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed asset or goodwill with its recoverable amount, being the higher of net realizable value and value in use. The net realizable value is the amount that could be obtained on the disposal of the asset. The value in use is determined by discounting, at a market-based, pre-tax discount rate, the expected future cash flows resulting from its continued use, including those on final disposal.

        When the carrying values of fixed assets or goodwill are written down by an impairment charge, the loss is recognized in the profit and loss account in the period in which it is incurred.

        For the purpose of conducting impairment reviews, income-producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. They also include those assets and liabilities directly involved in generating that income and a suitable proportion of those used to produce more than one income stream.

Government grants

        Capital grants received in respect of any fixed assets are credited to deferred income and amortized to the profit and loss account over the expected useful economic lives of the assets to which they relate.

Stocks

        Stocks are valued at the lower of cost and net realizable value. Cost of raw materials and goods for resale is determined on a first-in, first-out basis. Cost of products manufactured by Group companies comprises direct material and labor costs together with appropriate factory overheads. Net realizable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

        In accordance with FRS 5, stock held as consignment stock is recognized as an asset in the balance sheet at cost. An associated liability is also recognized as the risks and rewards have been transferred to the Group.

Cash and short-term deposits (cash equivalents)

        Cash and short-term deposits includes cash in hand and deposits repayable on demand with any qualifying financial institutions, less overdrafts from any qualifying institution repayable on demand.

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

Advertising costs

        Advertising costs are charged against the profit or loss of the year in which the associated advertisement is first used. If an advertisement has not been used, media service prepayments, promotional materials and production costs of future media advertising may be deferred until the year the advertisement is first used. Within a fiscal year, costs may be deferred if the benefit of those costs clearly extends beyond the interim period in which the expenditure is incurred.

Software development costs

        Direct costs incurred in developing software for internal use are capitalized when the software reaches the application development stage and are amortized over the expected useful economic life of the software.

Use of estimates

        The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3    Acquisitions

52 weeks ended January 1, 2005

The Jacob's Bakery Limited

        On September 20, 2004 the Group acquired a 100% interest in Jacob's, which strengthened the Group's leading position in the United Kingdom biscuit market. The transaction has been treated as an acquisition for accounting purposes. The purchase consideration paid to Danone in respect of the acquisition was £207.7 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event actual working capital and net debt varied from pre-agreed levels. Final agreement as to whether or not such an adjustment is required may need to be determined by independent arbitration, however this is not expected to result in an adjustment of more than 2% of the purchase price.

        The preliminary allocation of the purchase price to the fair values of the identifiable assets and liabilities acquired and goodwill arising on the acquisition as set out below, is based on the current best estimates of management and is subject to revision based on final determination of fair values. The total purchase consideration was settled in cash.

	Book Value	Accounting policy alignment		Adjustments		Fair value
	(£ million)
Intangible assets	43.2	—		57.8	(1)	101.0
Tangible fixed assets	19.0	—		2.7		21.7
Stocks	16.4	(1.3)		(0.2)		14.9
Debtors	23.9	—		0.2		24.1
Creditors	(59.2)	0.2		31.0	(2)	(28.0)
Provisions(3)	(1.4)	0.3		(0.4)		(1.5)
Pension deficit	—	(14.1	)(4)	—		(14.1)
Cash acquired	2.7	—		—		2.7

	44.6	(14.9)		91.1		120.8

Goodwill arising						91.1

Total purchase consideration (including transaction costs of £4.2 million)						211.9

(1)
Represents the net increase in intangible assets following the write down of existing purchased brands held by Jacob's to fair value at the date of acquisition and the inclusion of other brands purchased by the acquisition at their respective fair values.

(2)
Represents the repayment of intercompany loans to Jacob's previous parent company in accordance with the terms of the acquisition.

(3)
Includes restructuring provisions of £1.3 million in relation to manufacturing efficiency projects Jacob's was already demonstrably committed to and unable to withdraw from at the date of acquisition. They are not related to the acquisition. All projects were commenced in early 2004. Under the terms of the sale and purchase agreement, the vendor agreed to fund the remaining costs of these projects. This funding was received as part of the cash acquired.

(4)
Represents the pension deficit net of deferred tax of £6.0 million recognized on the initial application of FRS 17.

        The Jacob's acquisition resulted in £91.1 million in goodwill, all of which was allocated to the UK segment, and £101.0 million of intangible assets, all of which were purchased brands deemed to have indefinite economic lives.

        From the date of acquisition to January 1, 2005, Jacob's contributed £61.7 million to turnover, £14.6 million to business profit and £20.5 million to the Group's cash flow from operating activities.

        Jacob's summarized profit and loss account for the period from January 1, 2004 to the date of acquisition was as follows:

(£ million)
Turnover	89.9
Operating profit	7.7
Profit before tax	6.5
Tax	2.0
Profit after tax	4.5

        Jacob's statement of total recognized gains and losses for the period from January 1, 2004 to the date of acquisition was as follows:

(£ million)
Profit for the period	4.5
Net currency translation differences	—

Total recognized gains and losses relating to the period	4.5

        Jacob's profit after tax for its previous financial year ended December 31, 2003 was £13.0 million.

Triunfo Productos Alimentares S.A.

        On August 2, 2004 the Group acquired a 100% interest in Triunfo, with effect from August 1, 2004, which resulted in the Group becoming the leading biscuit manufacturer and marketer in Portugal. The transaction has been treated as an acquisition for accounting purposes.

        The preliminary allocation of the purchase price to the fair values of the identifiable assets and liabilities acquired and goodwill arising on the acquisition as set out below, is based on the current best estimates of management and is subject to revision based on final determination of fair values. The total purchase consideration was settled in cash.

	Book Value	Accounting policy alignment	Adjustments	Fair value
	(£ million)
Intangible assets	—	—	9.3 (1)	9.3
Tangible fixed assets	10.9	—	(1.1)	9.8
Stocks	1.8	—	—	1.8
Debtors	5.9	—	(0.1)	5.8
Creditors	(4.9)	—	(0.3)	(5.2)
Finance leases	(0.3)	—	—	(0.3)
Cash acquired	0.1	—	—	0.1

	13.5	—	7.8	21.3

Goodwill arising				5.6

Total purchase consideration (including transaction costs of £0.4 million)				26.9

(1)
Represents the fair value of purchased brands.

        The Triunfo acquisition resulted in £5.6 million in goodwill, all of which was allocated to the Southern Europe segment and £9.3 million of intangible assets, all of which were purchased brands deemed to have indefinite economic lives.

        Triunfo's profit after tax for the period from the beginning of its financial year on January 1, 2004 until the date of acquisition was £0.2 million. Its profit after tax for the preceding year ended December 31, 2003 was £0.5 million.

        The Group is in the process of finalizing appraisals for certain assets which may result in adjustments to the carrying values of Jacob's and Triunfo's recorded assets and liabilities, including the amount of any residual value allocated to goodwill. The Group anticipates that valuations will be finalized prior to the respective anniversary dates of the Jacob's and Triunfo acquisitions.

        The following tables provide unaudited pro forma results of operations for the Company and Regentrealm, respectively, for the 52 weeks ended January 1, 2005 and the 53 weeks ended January 3, 2004, as if Jacob's and Triunfo had been acquired as of the beginning of each financial year presented. The pro forma results include certain adjustments including estimated interest impacts from funding the acquisitions and amortization of goodwill. The pro forma results do not include any anticipated costs savings or other effects of the integration of Jacob's and Triunfo. Accordingly such amounts are not necessarily indicative of the results that would have occurred if the acquisitions had occurred on the dates indicated, or that may result in the future.

	Company		Regentrealm
Pro forma results	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004
	(unaudited) (£ million)
Jacob's
Sales	1,313.5	1,335.3	1,313.5	1,335.3

Net loss	(142.9)	(154.6)	(142.6)	(153.6)

Triunfo
Sales	1,234.6	1,215.6	1,234.6	1,215.6

Net loss	(127.0)	(144.0)	(126.7)	(143.0)

        As at January 1, 2005 plans to integrate the Jacob's business into the Group's existing UK business were at an early stage of development. Full integration is dependent on a common Enterprise and Resource Planning system and is not anticipated to occur until early 2006. For the interim period, the Group has implemented temporary processes to enable the two operations to be managed as one business. The Group is in the process of designing its management structure and organization to support a single business and, as a result of this, it is likely that there will be some redundancies. At January 1, 2005 an employee consultation process had commenced, but it was not possible to reliably estimate the full costs of implementing the plan.

        In the period from acquisition until January 1, 2005 costs of £1.4 million were charged to operating exceptional items in respect of the integration project, of which £0.6 million was incurred in the period. This principally related to project management costs.

        As at January 1, 2005 significant progress had been made towards integrating Triunfo into the Group's Southern Europe business. It is anticipated that full integration will be completed during the first half of 2005. In the period from acquisition until January 1, 2005 operating exceptional items of £

2.6 million were charged in the profit and loss account. Of this, £2.0 million was incurred in the period, principally in relation to severance costs following organizational changes. It is anticipated that a further £0.6 million will be incurred during 2005 in completing the integration, principally on systems' integration and severance costs.

52 weeks ended December 28, 2002 and 53 weeks ended January 3, 2004

        Neither the Company nor Regentrealm made any acquisitions in the 52 weeks ended December 28, 2002 and the 53 weeks ended January 3, 2004.

4    Segmental Analysis

        The Group's continuing operations are divided into five segments, reflecting the internal region-based operational management structure of the Group. The segments comprise UK, Northern Europe, Southern Europe, International Sales and Central.

        UK covers manufacturing and marketing of biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and marketing of biscuits, cakes, savory snacks, packaged nuts and crisps in the Republic of Ireland. This segment includes the results of operations of Jacob's since acquisition on September 20, 2004. Northern Europe covers the manufacturing and marketing of biscuits in France, Belgium and the Netherlands. Southern Europe covers the manufacturing and marketing of biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia and the Middle East. This segment includes the results of operations of Triunfo since acquisition, which was effective from August 1, 2004. International Sales represents exports of branded products around the world through third party distributors. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax and treasury functions.

        The results of the Benelux snacks business, which comprised the segment Other, have been reflected as discontinued operations as a consequence of the sale of that business on August 16, 2004.

        The key performance measure used by senior management for the purpose of business decision-making and resource allocation is "business profit." Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items.

Segmental results by source

	Company and Regentrealm
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million except for average number of employees)
52 weeks ended January 1, 2005
Total turnover	782.4	213.9	210.4	65.0	—	13.5	1,285.2
Inter-segment turnover(2)	(6.9)	(44.3)	(10.4)	—	—	—	(61.6)

Group Turnover	775.5	169.6	200.0	65.0	—	13.5	1,223.6

Business profit/(loss)	102.5	24.0	36.6	13.0	(12.1)	(0.8)	163.2
Depreciation, amortization and operating exceptional items	(47.2)	(11.5)	(11.6)	(0.1)	(46.8)	(0.8)	(118.0)

Group operating profit/(loss)	55.3	12.5	25.0	12.9	(58.9)	(1.6)	45.2

Other exceptional income
Share of operating profit in joint ventures							0.6

Operating profit							45.8
Loss on disposal or termination of businesses							(3.8)
Profit on disposal of fixed assets							4.1

Profit before interest							46.1

Depreciation	42.1	7.3	7.7	0.1	3.1	0.2	60.5
Gross capital expenditure	30.4	7.4	9.8	—	6.5	—	54.1
Total assets (at year end)—Company	514.9	151.3	186.7	20.9	800.8	0.5	1,675.1
Total assets (at year end)—Regentrealm	514.9	151.3	186.7	20.9	824.4	0.5	1,698.7
Net assets (at year end)—Company	716.3	121.5	12.2	24.0	(1,616.7)	(5.5)	(748.2)
Net assets (at year end)—Regentrealm	716.3	121.5	12.2	24.0	(1,603.3)	(5.5)	(734.8)
Long-lived assets (at year end)	296.5	77.7	76.9	0.4	771.5	—	1,223.0
Average number of employees	7,711	1,829	1,389	39	434	147	11,549
53 weeks ended January 3, 2004
Total turnover(1)	743.5	221.9	192.3	71.2	—	24.1	1,253.0
Inter-segment turnover(2)	(9.1)	(42.1)	(6.7)	(0.3)	—	—	(58.2)

Group Turnover	734.4	179.8	185.6	70.9	—	24.1	1,194.8

Business profit/(loss)	114.3	22.2	31.3	15.8	(12.7)	(4.7)	166.2
Depreciation, amortization and operating exceptional items	(75.7)	(15.9)	(7.8)	(0.3)	(49.0)	(6.9)	(155.6)

Group operating profit/(loss)	38.6	6.3	23.5	15.5	(61.7)	(11.6)	10.6

Other exceptional income							3.5
Share of operating profit in joint ventures							0.6

Operating profit							14.7
Loss on disposal or termination of businesses							(2.1)
Profit on disposal of fixed assets							0.2

Profit before interest							12.8

Depreciation	39.0	7.2	6.6	0.3	2.9	1.4	57.4
Gross capital expenditure	30.8	10.8	12.6	—	6.0	0.3	60.5
Total assets (at year end)—Company	424.9	142.6	139.6	22.7	664.4	5.7	1,399.9
Total assets (at year end)—Regentrealm	424.9	142.6	139.6	22.7	685.7	5.7	1,421.2
Net assets (at year end)—Company	602.4	115.7	(3.0)	12.7	(1,371.0)	2.0	(641.2)
Net assets (at year end)—Regentrealm	602.4	115.7	(3.0)	12.7	(1,357.9)	2.0	(628.1)
Long-lived assets (at year end)	260.2	73.6	49.5	0.4	651.6	1.4	1,036.7
Average number of employees	6,832	1,832	940	107	316	160	10,187

Footnotes appear on page F-27

	Company and Regentrealm
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million except for average number of employees)
52 weeks ended December 28, 2002
Total turnover(1)	768.0	207.6	166.7	79.9	—	27.0	1,249.2
Inter-segment turnover(2)	(11.5)	(50.0)	(5.5)	(0.5)	—	—	(67.5)

Group Turnover	756.5	157.6	161.2	79.4	—	27.0	1,181.7

Business profit/(loss)	134.5	12.0	23.6	18.0	(12.2)	(1.4)	174.5
Depreciation, amortization and operating exceptional items	(46.1)	(15.6)	(8.0)	(0.2)	(58.8)	(1.6)	(130.3)

Group operating profit/(loss)	88.4	(3.6)	15.6	17.8	(71.0)	(3.0)	44.2

Share of operating profit in joint ventures							0.6

Operating profit							44.8
Profit on disposal of businesses							9.9
Profit on disposal of fixed assets							1.2

Profit before interest							55.9

Depreciation	38.0	6.3	5.6	0.4	2.5	1.4	54.2
Gross capital expenditure	27.3	11.8	7.7	0.2	10.7	1.5	59.2
Total assets (at year end)—Company	455.4	133.2	115.6	34.3	702.4	9.2	1,450.1
Total assets (at year end)—Regentrealm	455.4	133.2	115.6	34.3	722.7	9.2	1,470.4
Net assets (at year end)—Company	493.6	86.7	(16.3)	19.3	(1,061.5)	6.1	(472.1)
Net assets (at year end)—Regentrealm	493.6	86.7	(16.3)	19.3	(1,049.4)	6.1	(460.0)
Long-lived assets (at year end)	271.0	69.0	40.4	1.0	689.3	7.0	1,077.7
Average number of employees	6,999	2,086	1,170	113	588	184	11,140

Segmental results by destination

	United Kingdom & Ireland	Continental Europe	Asia	Rest of World	Total
	(£ million)
Company and Regentrealm
52 weeks ended January 1, 2005
Group turnover
By source	775.5	448.1	—	—	1,223.6
By destination	774.5	393.5	4.1	51.5	1,223.6
Long-lived assets (at year end)	1,068.4	154.6	—	—	1,223.0
53 weeks ended January 3, 2004
Group turnover
By source(1)	734.4	460.4	—	—	1,194.8
By destination(1)	731.5	410.2	4.8	48.3	1,194.8
Long-lived assets (at year end)	911.8	124.9	—	—	1,036.7
52 weeks ended December 28, 2002
Group turnover
By source(1)	756.5	425.2	—	—	1,181.7
By destination(1)	749.3	371.7	3.7	57.0	1,181.7
Long-lived assets (at year end)	960.3	117.4	—	—	1,077.7

(1)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

(2)
Inter-segment turnover is determined based on direct cost plus a margin to reflect overhead costs and profit.

5    Profit before interest

        Profit before interest is after charging:

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Operating exceptional items (included with administrative expenses)(1)
Acquisition-related restructuring costs	4.0	—	—
Onerous leasehold contracts	0.7	2.1	3.6
Factory closures and reorganization costs(2)	15.1	42.0	23.8
Fixed asset impairments(3)	—	17.6	8.0

	19.8	61.7	35.4

Depreciation of tangible fixed assets	60.5	57.4	54.2
Amortization of goodwill	37.7	36.5	40.7
Operating lease rentals
Plant and machinery	9.6	5.7	7.2
Land and buildings	6.6	6.5	7.8
Research and development	6.2	5.7	6.7
Advertising costs	32.6	35.7	43.9
	(£'000)
Directors' emoluments	527	461	1,057
Emoluments of the highest paid director(4)	427	361	957
Fees payable to auditors	(£'000)
Audit services	1,249	732	691
Audit related services	795	102	84
Tax services	104	146	124
All other services	—	19	124	(5)

	2,148	999	1,023

Non-audit services comprise:
United Kingdom	801	93	104
Overseas	98	174	228

	899	267	332

(1)
Operating exceptional items charged to profit before interest excludes amounts charged against provisions made in prior years.

(2)
Factory closure and reorganization costs includes charges in relation to factory rationalization including, in 2004 £4.9 million, and in 2003 £18.6 million in relation to the company's biscuit factory in Ashby-de-la-Zouch, costs of overhead reduction programs in the UK, Northern Europe and Southern Europe segments and a provision for an early retirement scheme. Jacob's and Triunfo integration plans are outlined in Note 3 of Notes to the Financial Statements.

(3)
The charges for fixed asset impairments in 2003 and 2002 were in respect of the write off of redundant production assets and impairment of land and buildings.

(4)
Number of directors to whom retirement benefits are accruing in respect of defined benefit schemes is one in all years.

(5)
Following the issue of revised SEC guidelines on independence, it was agreed with Ernst & Young LLP, during 2002, that they should cease to perform internal audit services.

	Company and Regentrealm
	52 weeks ended January 1, 2005			53 weeks ended January 3, 2004(1)
	Continuing Operations(2)	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(£ million)			(£ million)
Turnover	1,210.1	13.5	1,223.6	1,170.7	24.1	1,194.8
Cost of sales	(760.4)	(9.9)	(770.3)	(709.3)	(20.2)	(729.5)

Gross profit	449.7	3.6	453.3	461.4	3.9	465.3
Distribution, selling and marketing expenses	(253.2)	(3.5)	(256.7)	(248.9)	(7.5)	(256.4)
Administrative expenses	(101.0)	(1.1)	(102.1)	(96.1)	(2.5)	(98.6)
Operating exceptional items	(19.2)	(0.6)	(19.8)	(56.2)	(5.5)	(61.7)
Goodwill amortization	(37.7)	—	(37.7)	(36.5)	—	(36.5)
Other (expenses)/income	8.2	—	8.2	(1.5)	—	(1.5)

Group operating profit	46.8	(1.6)	45.2	22.2	(11.6)	10.6
Other exceptional income(3)	—	—	—	3.5	—	3.5
Share of joint ventures	0.6	—	0.6	0.6	—	0.6

	47.4	(1.6)	45.8	26.3	(11.6)	14.7
Non-operating exceptional items(4)	4.1	(3.8)	0.3	(1.9)	—	(1.9)

Profit before interest	51.5	(5.4)	46.1	24.4	(11.6)	12.8

	Company and Regentrealm
	52 weeks ended December 28, 2002(1)
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	1,154.7	27.0	1,181.7
Cost of sales	(688.3)	(21.5)	(709.8)

Gross profit	466.4	5.5	471.9
Distribution, selling and marketing expenses	(252.8)	(6.4)	(259.2)
Administrative expenses	(96.5)	(2.0)	(98.5)
Operating exceptional items	(35.2)	(0.2)	(35.4)
Goodwill amortization	(40.7)	—	(40.7)
Other (expenses)/income	6.0	0.1	6.1

Group operating profit	47.2	(3.0)	44.2
Share of joint ventures	0.6	—	0.6

	47.8	(3.0)	44.8
Non-operating exceptional items(4)	11.1	—	11.1

Profit before interest	58.9	(3.0)	55.9

(1)
The amounts for 2002 and 2003 have been restated to reflect the revised definition of turnover (see Note 2 of Notes to the Financial Statements).

(2)
In relation to acquisitions, continuing operations for the 52 weeks ended January 1, 2005 include cost of sales £37.1 million, gross profit £24.6 million, distribution selling and marketing expenses £8.4 million and administrative expenses £2.6 million in relation to Jacob's and cost of sales £5.2 million, gross profit £3.4 million, distribution selling and marketing expenses £1.6 million and administrative expenses £0.5 million in relation to Triunfo.

(3)
At December 28, 2002, the Group had paid £0.8 million to Nabisco in respect of the acquisition of Nabisco's Middle Eastern operations. An agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence, $4.8 million (approximately £3.0 million) was received from Nabisco, of which £0.8 million was in respect of amounts previously paid to Nabisco and the balance of £2.2 million was recorded as other exceptional income. In addition, the license agreement with Merola Finance B.V., a licensee of Nabisco, for the exclusive license of certain trademarks, was amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco as consideration for the exclusion of such territories and recorded as other exceptional income. The remaining £0.7 million of other exceptional income relates principally to the receipt of pre-UB acquisition amounts previously not expected to be realized.

(4)
The tax credit relating to non-operating exceptional items was £0.4 million for the 52 weeks ended January 1, 2005, nil for the 53 weeks ended January 3, 2004 and £17.3 million for the 52 weeks ended December 28, 2002.

6    Exceptional (loss)/profit on disposal of businesses

Company and Regentrealm

52 weeks ended January 1, 2005

Loss on disposal

        On August 16, 2004 the Group completed the disposal of its Benelux snacks business to Roger and Roger S.A., resulting in a net loss on sale of the business of £3.8 million. Following the disposal of this business, its results for the 52 weeks ended December 28, 2002, the 53 weeks ended January 3, 2004 and for the period from January 4, 2004 to August 16, 2004, its date of disposal, have been reflected in the Group's financial statements as discontinued operations.

        The net loss on disposal comprised:

(£ million)
Net assets disposed of	(2.1)
Costs of closure	(3.2)
Consideration received	1.5

Net loss on disposal	(3.8)

Satisfied by:
Cash consideration received	1.5
Cash cost of closure	(2.2)

Net cash outflow from sale of business(1)	(0.7)

(1)
See Note 19 of Notes to the Financial Statements.

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

7    Interest

	Company			Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Interest payable
Senior credit facility	(29.5)	(24.2)	(32.3)	(29.5)	(24.2)	(32.3)
Senior subordinated notes	(30.5)	(25.1)	(23.6)	—	—	—
Interest rate swaps	(2.0)	(4.5)	(5.9)	(2.0)	(4.5)	(5.9)
Bank loans and overdrafts	(1.8)	(1.6)	(1.9)	(1.8)	(1.6)	(1.9)
Other interest	(0.2)	(0.9)	—	(0.2)	(0.9)	—
Interest payable to related companies	(98.0)	(89.2)	(78.1)	(128.5)	(114.3)	(101.7)
Amortization of finance charges	(2.5)	(2.0)	(3.4)	(1.2)	(1.0)	(2.4)
Exceptional amortization of finance charges(1)	(2.3)	(11.9)	—	(2.3)	(11.9)	—

	(166.8)	(159.4)	(145.2)	(165.5)	(158.4)	(144.2)
Interest receivable
Short-term deposits	1.7	1.2	2.4	1.7	1.2	2.4
Other interest	0.9	—	—	0.9	—	—
Amortization of debt premium(2)	1.0	—	—	—	—	—

	3.6	1.2	2.4	2.6	1.2	2.4

Net interest payable	(163.2)	(158.2)	(142.8)	(162.9)	(157.2)	(141.8)

(1)
The unamortized portion of issuance costs in connection with the Senior Credit Facility at September 19, 2004, was written off following the refinancing of this facility on September 20, 2004. In 2003, the unamortized portion of issuance costs in connection with the Senior Credit Facility at April 8, 2003, was written off following the refinancing of this facility on April 9, 2003.

(2)
See Note 16 of Notes to the Financial Statements.

8    Tax on loss on ordinary activities

        The tax (charge)/credit comprises:

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Current tax:
U.K. corporation tax at 30%	(2.4)	(0.1)	(0.1)
Tax over/(under) provided in previous years	5.5	0.4	(0.1)

	3.1	0.3	(0.2)

Foreign tax	(1.7)	(1.4)	(0.3)
Tax over provided in previous years	—	—	0.9

	(1.7)	(1.4)	0.6

Total current tax credit/(charge)	1.4	(1.1)	0.4

Deferred tax:
Origination and reversal of timing differences	(5.5)	11.4	15.0
Effect of decreased tax rate on opening liability	0.5	—	0.3

Total deferred tax (charge)/credit	(5.0)	11.4	15.3

Group tax (charge)/credit on loss on ordinary activities	(3.6)	10.3	15.7
Share of tax of joint venture	(0.1)	(0.1)	(0.1)

Tax (charge)/credit on loss on ordinary activities	(3.7)	10.2	15.6

        The deferred tax charge for the year ended January 1, 2005 includes a credit of £1.7 million (2003: £4.2 million; 2002: £1.5 million), which relates to the adoption of FRS 17 and is included within the net pension liability on the balance sheet.

        The key factors, which may affect future tax charges, include the availability of accelerated tax depreciation, utilization of unrecognized losses (see below), changes in tax legislation and the proportion of profits subject to different overseas tax rates.

        Deferred tax has not been provided on tax losses carried forward at January 1, 2005 of approximately £125 million. Approximately £85 million of the losses are non-trading losses in the United Kingdom. These losses can only be offset against future non-trading profits. The balance of £40 million arises in France, Belgium, Spain and the United States. It is not anticipated that these will be able to be offset against profits arising within the next year.

        The statutory rate of corporation tax is reconciled to the effective current and overall rates of tax as follows:

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(percentage)
Reconciliation of current tax rate:
U.K. corporation tax standard rate	(30.0)	(30.0)	(30.0)
Rate differential	0.9	0.3	0.1
Accelerated capital allowances	9.2	11.7	18.7
Short-term timing differences	(3.0)	3.7	(2.3)
Release of over-provisions in prior year	(4.5)	(0.3)	(1.0)
Losses on which no tax credit provided	6.2	7.3	5.2
Goodwill amortization	9.0	7.1	15.5
Interest not eligible for tax relief	11.7
Other items	(0.6)	0.9	(6.6)

Effective current tax rate—Company	(1.1)	0.7	(0.4)
Losses on which no tax credit provided	—	—	—

Effective current tax rate—Regentrealm	(1.1)	0.7	(0.4)

Reconciliation of overall tax rate:
U.K. corporation tax standard rate	(30.0)	(30.0)	(30.0)
Rate differential	0.9	0.3	0.1
Accelerated capital allowances	11.0	5.5	(0.4)
Short-term timing differences	(5.4)	1.3	0.4
Release of over-provisions in prior year	(6.0)	(2.9)	(12.4)
Losses on which no tax credit is provided	12.5	11.0	13.8
Goodwill amortization	9.0	7.1	15.5
Interest not eligible for tax relief	11.7
Other items	(0.7)	1.0	(7.0)

Effective overall tax rate—Company	3.0	(6.7)	(20.0)
Losses on which no tax credit provided	—	—	(0.3)

Effective overall tax rate—Regentrealm	3.0	(6.7)	(20.3)

        Loss on ordinary activities before tax is analyzed as follows:

	Company
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
United Kingdom	(151.6)	(166.3)	(78.9)
Overseas	28.8	14.9	1.0

	(122.8)	(151.4)	(77.9)

	Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
United Kingdom	(151.3)	(165.3)	(77.9)
Overseas	28.8	14.9	1.0

	(122.5)	(150.4)	(76.9)

9    Exceptional taxation refund

        During the 52 weeks ended December 28, 2002 the Group received £12.3 million in relation to a claim for refund of withholding tax paid in connection with the reorganization of the U.S. business of the Predecessor in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

10    Intangible assets

	Company and Regentrealm
	Goodwill	Purchased brands	Total
	(£ million)
Cost
At December 29, 2002 and January 3, 2004	734.1	—	734.1
Arising on current year acquisitions	96.7	110.3	207.0
Exchange adjustment	0.3	0.4	0.7

At January 1, 2005	831.1	110.7	941.8

Amortization
At December 29, 2002	99.0	—	99.0
Charge for period	36.5	—	36.5

At January 3, 2004	135.5	—	135.5
Charge for period	37.7	—	37.7

At January 1, 2005	173.2	—	173.2

Net book value at January 1, 2005	657.9	110.7	768.6

Net book value at January 3, 2004	598.6	—	598.6

        All goodwill is being amortized over an estimated useful life of 20 years. All purchased brands have been deemed to have indefinite useful lives and are therefore not being amortized.

11    Tangible fixed assets

	Company and Regentrealm
	Land & buildings
			Plant, machinery & vehicles	Fixtures & fittings	Assets under construction
	Freehold	Leasehold				Total
	(£ million)
Cost
At December 29, 2002	109.6	12.5	333.3	76.0	42.4	573.8
Exchange adjustment	4.5	—	15.1	1.3	1.2	22.1
Additions	0.9	—	8.8	2.8	48.0	60.5
Reclassifications	2.6	0.3	27.6	9.6	(40.1)	—
Disposals	(0.5)	—	(30.0)	(11.7)	—	(42.2)

At January 3, 2004	117.1	12.8	354.8	78.0	51.5	614.2
Exchange adjustment	—	—	1.5	—	0.1	1.6
Businesses acquired	11.4	—	18.3	0.5	1.3	31.5
Additions	1.1	0.6	19.6	1.5	31.3	54.1
Reclassifications	2.8	1.4	35.2	3.5	(42.9)	—
Disposals	(13.3)	—	(37.9)	(3.8)	—	(55.0)

At January 1, 2005	119.1	14.8	391.5	79.7	41.3	646.4

Depreciation
At December 29, 2002	10.7	4.6	94.0	25.6	—	134.9
Exchange adjustment	2.0	—	9.7	1.0	—	12.7
Charge for period	4.3	0.7	38.8	13.6	—	57.4
Impairment	4.0	—	13.5	0.1	—	17.6
Reclassification	—	—	(1.4)	1.4	—	—
Disposals	(0.4)	—	(29.8)	(11.7)	—	(41.9)

At January 3, 2004	20.6	5.3	124.8	30.0	—	180.7
Exchange adjustment	(0.1)	—	1.0	(0.1)	—	0.8
Charge for period	4.2	0.8	40.7	14.8	—	60.5
Reclassification	0.1	—	0.6	(0.7)	—	—
Disposals	(3.4)	—	(37.9)	(3.5)	—	(44.8)

At January 1, 2005	21.4	6.1	129.2	40.5	—	197.2

Net book value at January 1, 2005	97.7	8.7	262.3	39.2	41.3	449.2

Net book value at January 3, 2004	96.5	7.5	230.0	48.0	51.5	433.5

        The net book value of leasehold properties represents £8.7 million (2003: £7.5 million) in respect of leases with under 50 years to run at January 1, 2005.

        The net book value of tangible fixed assets acquired under finance lease arrangements, all of which are plant, machinery and vehicles, is set out below:

	Company and Regentrealm
	At January 1, 2005	At January 3, 2004
	(£ million)
Cost	3.8	4.5
Accumulated depreciation	(1.3)	(1.1)

Net book value	2.5	3.4

12    Investment in joint venture

Company and Regentrealm
(£ million)
Cost
At December 29, 2002, January 3, 2004 and January 1, 2005	1.5

Post acquisition reserves
At December 29, 2002	2.2
Exchange adjustment	0.4
Share of profit for the period	0.5

At January 3, 2004	3.1
Exchange adjustment	0.1
Share of profit for the period	0.5

At January 1, 2005	3.7

Net book value at January 1, 2005	5.2

Net book value at January 3, 2004	4.6

        The Group holds a 50% interest in the ordinary shares of KP Ireland Limited, which is incorporated and operates in the Republic of Ireland. Its principal activity is the manufacture of snack products.

13    Stocks

	Company and Regentrealm
	At January 1, 2005	At January 3, 2004
	(£ million)
Raw materials and consumables	29.3	28.5
Work in progress	9.6	8.6
Finished goods	45.6	43.9

	84.5	81.0

        There is no material difference between the replacement cost and historical cost of stocks.

        Raw materials and consumables at January 1, 2005 included £5.0 million in respect of consignment stocks. At January 3, 2004 consignment stocks totaled £4.3 million.

14    Debtors

	Company		Regentrealm
	At January 1, 2005	At January 3, 2004	At January 1, 2005	At January 3, 2004
	(£ million)
Trade debtors	262.1	222.7	262.1	222.7
Due from group undertakings	2.9	1.7	2.9	1.7
Due from United Biscuits Finance plc	—	—	23.6	21.4
Other debtors	11.6	13.4	11.6	13.4
Prepayments and accrued income	13.0	11.5	13.0	11.4
Pension asset net of deferred tax(1)	0.4	1.5	0.4	1.5

	290.0	250.8	313.6	272.1

Of which falling due after more than one year:
Other debtors	0.3	0.2	0.3	0.2
Pension asset net of deferred tax(1)	0.4	1.5	0.4	1.5

	0.7	1.7	0.7	1.7

(1)
See Note 20 of Notes to the Financial Statements.

        Trade debtors are stated net of provisions for bad and doubtful debts of £1.5 million (2003: £2.3 million).

15    Trade and other creditors

	Company		Regentrealm
	At January 1, 2005	At January 3, 2004	At January 1, 2005	At January 3, 2004
	(£ million)
Trade creditors	103.2	101.4	103.2	101.4
Due to United Biscuits Finance plc	—	—	7.7	6.4
Other creditors	21.0	20.6	21.0	20.6
Due to joint ventures	2.4	3.8	2.4	3.8
Other taxes and social security costs	8.0	4.0	8.0	4.0
Accruals and deferred income	167.9	130.4	161.0	125.0

	302.5	260.2	303.3	261.2

16    Loans, overdrafts and finance lease obligations

	Company		Regentrealm
	At January 1, 2005	At January 3, 2004	At January 1, 2005	At January 3, 2004
	(£ million)
Bank loans
Senior Credit Facility	637.0	439.4	637.0	439.4

Debenture and other loans
10.75% Senior Subordinated Notes due 2011	169.3	120.0	—	—
10.625% Senior Subordinated Notes due 2011	138.7	112.8	—	—

	308.0	232.8	—	—

Finance lease obligations	1.4	3.1	1.4	3.1

Total gross borrowings	946.4	675.3	638.4	442.5

Analysis by maturity
Repayable as follows:
After more than five years	704.2	232.8	403.0	—
Between four and five years	72.5	226.6	72.5	226.6
Between three and four years	62.5	72.6	62.5	72.6
Between two and three years	52.5	55.1	52.5	55.1
Between one and two years	38.7	46.2	38.7	46.2

	930.4	633.3	629.2	400.5
Under one year	9.2	42.0	9.2	42.0

	939.6	675.3	638.4	442.5
Add: Debt premium on senior subordinated notes(1)	6.8	—	—	—

Total gross borrowings	946.4	675.3	638.4	442.5
Less: Issuance costs	(18.5)	(10.2)	(10.2)	(2.9)

	927.9	665.1	628.2	439.6
Less: Included in creditors: amounts falling due within one year
Bank loans and overdrafts	(8.0)	(39.9)	(8.0)	(39.9)
Finance leases	(1.2)	(2.1)	(1.2)	(2.1)
Debt premium	(1.1)	—	—	—
Less: Issuance costs	3.1	1.7	1.8	0.7

	(7.2)	(40.3)	(7.4)	(41.3)

Amounts falling due after more than one year	920.7	624.8	620.8	398.3

(1)
On February 16, 2004 the Company issued £45.0 million additional 10.75% Senior Subordinated Sterling Notes due 2011 at a premium of 11% and €32.5 million additional 10.625% Senior Subordinated Euro Notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The debt premium associated with the additional notes issued totaled £7.8 million, which is being amortized over the term of the notes. The notes are stated inclusive of the unamortized portion of the debt premium. During the period ended January 1, 2005, amortization credited was £1.0 million.

        In connection with the UB acquisition, the Group, through Regentrealm, entered into a Senior Credit Facility Agreement ("Senior Facility"). On April 9, 2003, the terms of the Senior Facility were amended. The amount outstanding in respect of Term Loans A, B, C and D on that date was £438.9 million. These loans were merged into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. At January 3, 2004, £245.4 million was outstanding under Term Loan A and £194.0 million of the revolving credit facility was drawn down.

        On September 20, 2004 the Group refinanced its existing senior credit facility, comprising a Term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, and raised new funds of £252.5 million. £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling approximately £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15 million and the remainder was made available to fund the working capital requirements of the group.

        At January 1, 2005, the senior credit facility comprised £632.4 million Term loans A, B and C which had been drawn down, and which had been increased by an adverse foreign exchange movement of £4.6 million since draw down, and a revolving facility of £50.0 million of which £9.5 million has been provided as ancillary facilities and a letter of credit, and the remainder was available to be drawn down as at January 1, 2005. Details of the loans are set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Term loan A	267.4	2.25% over Libor	Amortizing	April 28, 2010
Term loan B (£)	100.0	2.75% over Libor	Bullet	September 20, 2010
Term loan B (€)	67.6	2.625% over Euribor	Bullet	September 20, 2010
Term loan C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011
Term loan C (€)	52.0	4.375% over Euribor	Bullet	January 15, 2011

Total term loans	637.0
Revolving credit facility	50.0	2.25% over Libor	Bullet	March 20, 2010

Total facility	687.0

        On April 5, 2005, we made a voluntary prepayment of £20.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £8.9 million of the prepayment has been allocated against term loan A, reducing principal repayments proportionately, and £11.1 million has been allocated against term loan B.

        The Senior Credit Facility borrowings ("senior debt") are secured by fixed and floating charges from each of the U.K. charging subsidiaries, including Jacob's since its acquisition in 2004, and share pledges over two Dutch subsidiaries. In April 2001 security was also provided in the form of share pledges over three Spanish subsidiaries and fixed charges were taken over three Spanish properties and certain intellectual property. In November 2001 security was provided in the form of a share pledge over a further Dutch subsidiary. In June 2002 security was provided in the form of share pledges over two French subsidiaries. In November 2004 security was provided in the form of a share pledge over the shares of the newly acquired Portuguese subsidiary Triunfo.

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

        On April 17, 2001, the Company issued £120.0 million 10 3/4% Senior Subordinated Notes and €160.0 million 10?% Senior Subordinated Notes. The notes are due in 2011 when they will be redeemable at par. Interest is payable on April 15 and October 15 of each year. Regentrealm guarantees the Senior Subordinated Notes. The proceeds of the issue were used together with other cash resources of the Company to repay the Senior Subordinated Bridge Facility. On February 16, 2004 the Company issued £45.0 million additional 10.75% Senior Subordinated Sterling Notes due 2011 at a premium of 11% and €32.5 million additional 10.625% Senior Subordinated Euro Notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional Notes were issued on the same terms and under the same indenture as the existing Notes. Of the proceeds, £1.0 million was used to finance the issuance costs, £40.0 million to prepay a portion of the Group's Senior Credit Facility and the remainder to finance the acquisition of Triunfo.

        Amounts repayable after five years refer to:

	Company	Regentrealm
	Amount	Amount
	(£ million)
Senior debt:
Term loan A	33.4	33.4
Term loan B (£)	100.0	100.0
Term loan B (€)	67.6	67.6
Term loan C (£)	150.0	150.0
Term loan C (€)	52.0	52.0

Total senior debt	403.0	403.0
10.75% Senior Subordinated Notes due 2011	165.0	—
10.625% Senior Subordinated Notes due 2011	136.2	—

	704.2	403.0

Interest rate agreements

        Regentrealm is required by the terms of the Senior Facility to enter into hedging arrangements to provide protection in respect of interest rate risk exposure arising because the financing under the senior credit facility is at floating interest rates. The hedging arrangements are required to cover at least 50% of the amount of the Company's total borrowings as at September 20, 2004 for a period of at least two years. Hedging banks are entitled to security, guarantees and subordination rights, which rank at least equal to those granted to lenders under the Senior Facility.

        Regentrealm currently has five interest rate swaps in place to hedge its interest rate exposure under the Senior Facility:

Amount		Start Date	Maturity Date	Rate
(£ million)	(€ million)			(%)
150.0		Pre 2004	October 28, 2005	5.685
62.5		Pre 2004	October 28, 2006	4.780
134.0		January 28, 2005	January 30, 2006	4.910
	80.0	January 28, 2005	January 30, 2006	2.360
110.0		October 28, 2005	October 28, 2006	5.020

Analysis by currency

	Company		Regentrealm
	At January 1, 2005	At January 3, 2004	At January 1, 2005	At January 3, 2004
	(£ million)
Sterling	687.9	548.2	518.6	428.2
Euro	258.5	127.1	119.8	14.3

Total gross borrowings	946.4	675.3	638.4	442.5

Analysis of changes in net borrowings

	Cash	Liquid resources(1)	Overdrafts	Debts due within 1 year	Debts due after 1 year	Finance lease obligations	Total
	(£ million)
Company
At December 30, 2001	30.9	5.9	(8.5)	(29.9)	(686.4)	(1.0)	(689.0)
Cash flow	(16.8)	0.6	3.6	14.9	54.5	0.3	57.1
Other non-cash changes	—	—	—	(10.1)	6.8	(0.7)	(4.0)
Effect of exchange rate movements	1.1	(0.5)	(0.2)	—	(6.8)	—	(6.4)

At December 28, 2002	15.2	6.0	(5.1)	(25.1)	(631.9)	(1.4)	(642.3)
Cash flow	10.9	(1.7)	3.1	(9.4)	28.0	0.6	31.5
Other non-cash changes	—	—	2.0	(3.7)	(10.2)	(2.2)	(14.1)
Effect of exchange rate movements	1.1	(0.1)	—	—	(9.7)	(0.1)	(8.8)

At January 3, 2004	27.2	4.2	—	(38.2)	(623.8)	(3.1)	(633.7)
Cash flow	37.5	7.8	—	38.9	(296.8)	1.8	(210.8)
Other non-cash changes	—	—	—	(6.6)	5.3	(0.1)	(1.4)
Effect of exchange rate movements	0.5	0.4	—	(0.1)	(5.2)	—	(4.4)

At January 1, 2005	65.2	12.4	—	(6.0)	(920.5)	(1.4)	(850.3)

Regentrealm
At December 30, 2001	30.9	5.9	(8.5)	(29.9)	(478.4)	(1.0)	(481.0)
Cash flow	(16.8)	0.6	3.6	14.9	54.5	0.3	57.1
Other non-cash changes	—	—	—	(11.1)	8.8	(0.7)	(3.0)
Effect of exchange rate movements	1.1	(0.5)	(0.2)	—	(0.1)	—	0.3

At December 28, 2002	15.2	6.0	(5.1)	(26.1)	(415.2)	(1.4)	(426.6)
Cash flow	10.9	(1.7)	4.1	(10.4)	29.0	0.6	32.5
Other non-cash changes	—	—	1.0	(2.7)	(10.2)	(2.2)	(14.1)
Effect of exchange rate movements	1.1	(0.1)	—	—	(0.9)	(0.1)	—

At January 3, 2004	27.2	4.2	—	(39.2)	(397.3)	(3.1)	(408.2)
Cash flow	37.5	7.8	—	40.0	(223.9)	1.8	(136.8)
Other non-cash changes	—	—	—	(6.9)	4.6	(0.1)	(2.4)
Effect of exchange rate movements	0.5	0.4	—	(0.1)	(4.0)	—	(3.2)

At January 1, 2005	65.2	12.4	—	(6.2)	(620.6)	(1.4)	(550.6)

(1)
Liquid resources are funds held on deposit with a maturity or period of notice greater than 24 hours.

Financial Instruments

	Net debt	Cash and short term deposits	Gross borrowings	Gross borrowings at floating rates	Gross borrowings at fixed rates	Weighted average interest rates on fixed rate debt	Weighted average period for which rates are fixed
	(£ million)
Company
Sterling	658.8	(29.1)	687.9	306.1	381.8	7.7%	4.2 years
US dollar	(2.6)	(2.6)	—	—	—	—	—
Euro	213.8	(44.7)	258.5	119.8	138.7	10.6%	6.3 years
Canadian dollar	(1.2)	(1.2)	—	—	—	—	—

	868.8	(77.6)	946.4	425.9	520.5

Less: Issue costs	(18.5)

At January 1, 2005	850.3

Sterling	540.7	(7.5)	548.2	215.7	332.5	7.8%	5.1 years
US dollar	(1.2)	(1.2)	—	—	—	—	—
Euro	106.2	(20.9)	127.1	14.3	112.8	10.6%	7.3 years
Canadian dollar	(1.8)	(1.8)	—	—	—	—	—

	643.9	(31.4)	675.3	230.0	445.3

Less: Issue costs	(10.2)

At January 3, 2004	633.7

Regentrealm
Sterling	489.5	(29.1)	518.6	306.1	212.5	5.4%	1.1 years
US dollar	(2.6)	(2.6)	—	—	—	—	—
Euro	75.1	(44.7)	119.8	119.8	—	—	—
Canadian dollar	(1.2)	(1.2)	—	—	—	—	—

	560.8	(77.6)	638.4	425.9	212.5

Less: Issue costs	(10.2)

At January 1, 2005	550.6

Sterling	420.7	(7.5)	428.2	215.7	212.5	5.6%	1.9 years
US dollar	(1.2)	(1.2)	—	—	—	—	—
Euro	(6.6)	(20.9)	14.3	14.3	—	—	—
Canadian dollar	(1.8)	(1.8)	—	—	—	—	—

	411.1	(31.4)	442.5	230.0	212.5

Less: Issue costs	(2.9)

At January 3, 2004	408.2

        Interest on cash and short-term deposits is based on floating rates linked to LIBOR.

        Further analysis of the Group's fixed rate borrowings is as follows:

	At January 1, 2005			At January 3, 2004
Company	Fixed rate borrowings	Effect of interest rate swaps	Effective fixed rate borrowings	Fixed rate borrowings	Effect of interest rate swaps	Effective fixed rate borrowings
	(£ million)			(£ million)
Sterling	169.3	212.5	381.8	120.0	212.5	332.5
Euro	138.7	—	138.7	112.8	—	112.8

	308.0	212.5	520.5	232.8	212.5	445.3

	At January 1, 2005 and January 3, 2004
Regentrealm	Fixed rate borrowings	Effect of interest rate swaps	Effective fixed rate borrowings
	(£ million)
Sterling	—	212.5	212.5
Euro	—	—	—

	—	212.5	212.5

Undrawn committed facilities at the period end

	Company and Regentrealm
	At January 1, 2005	At January 3, 2004
	(£ million)
Expiring in one year or less	1.6	—
Expiring in more than two years	50.4	29.8

	52.0	29.8

Fair values of financial instruments

	Company				Regentrealm
	Carrying value at January 1, 2005	Fair value at January 1, 2005	Carrying value at January 3, 2004	Fair value at January 3, 2004	Carrying value at January 1, 2005	Fair value at January 1, 2005	Carrying value at January 3, 2004	Fair value at January 3, 2004
	(£ million)
Cash and short-term deposits	77.6	77.6	31.4	31.4	77.6	77.6	31.4	31.4
Current portion of loans, overdrafts and finance lease obligations(1)	(10.3)	(9.2)	(42.0)	(42.0)	(9.2)	(9.2)	(42.0)	(42.0)
Long-term loans and finance lease Obligations(1)	(936.1)	(943.4)	(633.3)	(664.1)	(629.2)	(629.2)	(400.5)	(400.5)
Derivatives relating to loans
Interest rates swaps	—	(1.4)	—	(2.9)	—	(1.4)	—	(2.9)
Other derivatives
Forward foreign currency contracts	—	0.1	—	(0.9)	—	0.1	—	(0.9)
Cash-settled commodity contracts	—	(0.3)	—	1.1	—	(0.3)	—	1.1
Other financial liabilities	(7.9)	(7.9)	(11.4)	(11.4)	(7.9)	(7.9)	(11.4)	(11.4)

(1)
The carrying value is stated before the deduction of unamortized issuance costs.

        The fair value of debt and derivative instruments is calculated by discounting all future cash flows by the market yield curve at the balance sheet date. Currency derivatives are translated into sterling at the rates of exchange prevailing at the balance sheet date. In addition, £0.9 million of gains on commodity contracts have been realized but not recognized in 2004.

        Other financial liabilities relates to the provision for onerous contracts. This relates to the cost of surplus leasehold properties, where unavoidable costs exceed anticipated income. No interest is paid on these liabilities. The weighted average period until maturity is 5.2 years (2003: 5.6 years).

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

        As at January 1, 2005 the following contracts were outstanding:

	Receive for £		Pay for £		Receive for €		Pay for €
	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	(£ million)		(£ million)		(£ million)		(£ million)
Currency:
U.S. dollar	16.0	1.7686	4.4	1.7802	4.3	1.2370	3.3	1.2105
Euro	36.8	1.4418	2.2	1.4380	—	—	—	—
Canadian dollar	—	—	0.7	2.3806	—	—	—	—

Total	52.8		7.3		4.3		3.3

        As at January 3, 2004 the following contracts were outstanding:

	Receive for £		Pay for £		Receive for €		Pay for €
	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	(£ million)		(£ million)		(£ million)		(£ million)
Currency:
U.S. dollar	18.2	1.5963	2.7	1.6100	4.6	1.1633	4.8	1.0965
Euro	44.6	1.4115	2.5	1.4024	—	—	—	—
Canadian dollar	—	—	1.4	2.3841	—	—	—	—

Total	62.8		6.6		4.6		4.8

Hedges

        Profits and losses on financial instruments used for hedging interest rate exposure and foreign exchange risk and commodity risk are recognized when the exposure that is being hedged is recognized. Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

	Gains	Losses	Net
	(£ million)
Unrecognized gains and losses on hedges at January 3, 2004	1.4	(5.4)	(4.0)
Gains and losses arising in previous years that were recognized in 2004	(1.3)	2.4	1.1

Gains and losses arising before January 3, 2004 that were not recognized in 2004	0.1	(3.0)	(2.9)
Gains and losses arising in 2004 that were not recognized in 2004	2.3	(0.1)	2.2

Unrecognized gains and losses on hedges at January 1, 2005	2.4	(3.1)	(0.7)

Of which:
Gains and losses expected to be recognized in 2005	2.3	(2.8)	(0.5)
Gains and losses expected to be recognized in 2006 or later	0.1	(0.3)	(0.2)

	2.4	(3.1)	(0.7)

Unrecognized gains and losses on hedges at December 28, 2002	1.9	(11.3)	(9.4)
Gains and losses arising in previous years that were recognized in 2003	(1.9)	4.9	3.0

Gains and losses arising before December 28, 2002 that were not recognized in 2003	—	(6.4)	(6.4)
Gains and losses arising in 2003 that were not recognized in 2003	1.4	1.0	2.4

Unrecognized gains and losses on hedges at January 3, 2004	1.4	(5.4)	(4.0)

Of which:
Gains and losses expected to be recognized in 2004	1.3	(2.4)	(1.1)
Gains and losses expected to be recognized in 2005 or later	0.1	(3.0)	(2.9)

	1.4	(5.4)	(4.0)

Counterparty risk

        The counterparties to the above agreements expose the Group to loss in the event of non-performance but such non-performance is not expected to occur. Credit risk is managed by acquiring derivatives with high credit quality institutions in accordance with the Group's Treasury Policy.

17    Provision for liabilities and charges

	Company and Regentrealm
	Retirement benefits	Rationalization provisions	Onerous contracts	Deferred taxation	Total
	(£ million)
At December 29, 2002	6.4	9.4	15.3	3.0	34.1
Exchange adjustment	0.4	0.6	—	0.5	1.5
Profit and loss charge/(credit)	0.1	23.9	2.0	(7.2)	18.8
Other movements	—	(0.4)	—	—	(0.4)
Amounts utilized	(0.7)	(6.1)	(5.9)	—	(12.7)

At January 3, 2004	6.2	27.4	11.4	(3.7)	41.3
Acquisition of subsidiaries	—	1.3	—	0.2	1.5
Exchange adjustment	—	0.2	—	—	0.2
Profit and loss charge/(credit)	0.5	9.8	0.7	6.7	17.7
Other movements	(1.3)	—	—	—	(1.3)
Amounts utilized	(0.7)	(25.0)	(4.2)	—	(29.9)

At January 1, 2005	4.7	13.7	7.9	3.2	29.5

        Rationalization provisions are recorded only where there is a legal or constructive obligation. Rationalization provisions at January 1, 2005 principally comprised obligations in relation to our overhead-reduction and manufacturing-efficiency programs across the Group, which we expect to utilize during the next year, and our commitment to the government-sponsored early retirement scheme in France entered into in 2002, to which we are committed until 2010.

        Retirement benefits principally comprise long-term retirement indemnities given to employees in Northern Europe.

        The provision for onerous contracts relates to the cost of surplus leasehold properties where unavoidable costs exceed anticipated income. The associated lease commitments are of varying duration and it is anticipated that expenditure will continue to be charged against this provision for a number of years.

Provision for deferred taxation

	Company and Regentrealm
	Accelerated capital allowances	Temporary losses	Other timing differences	Losses	Total
	(£ million)
At December 29, 2002	17.2	12.1	(9.9)	(16.4)	3.0
Exchange adjustment	0.3	0.2	0.2	(0.2)	0.5
Profit and loss (credit)/charge	(8.7)	(6.4)	6.0	1.9	(7.2)

At January 3, 2004	8.8	5.9	(3.7)	(14.7)	(3.7)
Acquisition of subsidiaries	0.6	—	(0.4)	—	0.2
Exchange adjustment	(0.2)	(0.1)	—	0.3	—
Profit and loss (credit)/charge	0.6	1.1	1.4	3.6	6.7

At January 1, 2005	9.8	6.9	(2.7)	(10.8)	3.2

        The deferred tax balance at January 1, 2005 does not include any amounts in respect of the Group's pension schemes, which are shown in the balance sheet after deduction of a net deferred tax asset of £98.3 million (2003: £100.2 million).

        No provision has been made for taxation that would arise in the event of certain overseas subsidiaries and associates distributing their reserves, because it is the Group's policy to reinvest profits generated by overseas operations.

18    Employee share schemes

Company and Regentrealm

        Following the UB acquisition, the ultimate U.K. parent company, United Biscuits Group (Investments) Ltd ("UBGI"), commenced a share scheme whereby certain executives and employees of the Group were given the entitlement to acquire certain classes of shares in UBGI. Any purchase of newly-issued shares by an executive or employee is recorded in the accounts of UBGI.

19    Cash flow

        The reconciliation of operating profit to net cash inflow/(outflow) from operating activities is shown within the consolidated cash flow statements for the Company on page F-6 and for Regentrealm on page F-11.

        A reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities analyzed between continuing operations, acquisitions and discontinued operations is set out below:

Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended January 1, 2005
	Company and Regentrealm
	Continuing operations	Acquisitions	Discontinued operations	Total
Operating profit/(loss) before share of profit in joint ventures	33.4	13.4	(1.6)	45.2
Exceptional charges to operating profit	19.0	0.2	0.6	19.8

Operating profit/(loss) before exceptionals	52.4	13.6	(1.0)	65.0
Depreciation and goodwill amortization	97.0	1.0	0.2	98.2
Decrease in stocks	3.8	8.3	—	12.1
(Increase)/decrease in debtors	(9.5)	(2.4)	2.0	(9.9)
Increase/(decrease) in creditors	0.5	—	(3.6)	(3.1)
Expenditure against rationalization provisions and operating exceptionals	(37.3)	—	(0.6)	(37.9)
Other movements(1)	(1.5)	—	—	(1.5)

Net cash inflow/(outflow) from operating activities	105.4	20.5	(3.0)	122.9

(1)
Principally relates to adjustments for pension funding.

	Company
	53 weeks ended January 3, 2004
	Continuing operations	Discontinued Operations	Total
	(£ million)
Operating profit/(loss) before share of profit in joint ventures	25.7	(11.6)	14.1
Exceptional charges to operating profit	52.7	5.5	58.2

Operating profit/(loss) before exceptionals	78.4	(6.1)	72.3
Depreciation and goodwill amortization	92.5	1.4	93.9
Increase in stocks	(2.5)	(0.1)	(2.6)
Decrease in debtors	30.3	0.6	30.9
Decrease in creditors	(25.1)	(0.8)	(25.9)
Expenditure against rationalization provisions and operating exceptionals	(30.6)	(0.4)	(31.0)
Other movements(1)	7.6	—	7.6

Net cash inflow/(outflow) from operating activities	150.6	(5.4)	145.2

	Company
	52 weeks ended December 28, 2002
	Continuing operations	Discontinued Operations	Total
	(£ million)
Operating profit/(loss) before share of profit in joint ventures	47.2	(3.0)	44.2
Exceptional charges to operating profit	35.2	0.2	35.4

Operating profit/(loss) before exceptionals	82.4	(2.8)	79.6
Depreciation and goodwill amortization	93.5	1.4	94.9
(Increase)/decrease in stocks	(1.1)	0.2	(0.9)
Decrease in debtors	1.0	0.2	1.2
(Decrease)/increase in creditors	(46.6)	0.2	(46.4)
Expenditure against rationalization provisions and operating exceptionals	(30.8)	(0.2)	(31.0)
Other movements(1)	7.7	—	7.7

Net cash inflow/(outflow) from operating activities	106.1	(1.0)	105.1

(1)
Principally relates to adjustments for pension funding.

	Regentrealm
	53 weeks ended January 3, 2004
	Continuing operations	Discontinued Operations	Total
	(£ million)
Operating profit/(loss) before share of profit in joint ventures	25.7	(11.6)	14.1
Exceptional charges to operating profit	52.7	5.5	58.2

Operating profit/(loss) before exceptionals	78.4	(6.1)	72.3
Depreciation and goodwill amortization	92.5	1.4	93.9
Increase in stocks	(2.5)	(0.1)	(2.6)
Decrease in debtors	30.3	0.6	30.9
Decrease in creditors	(24.1)	(0.8)	(24.9)
Expenditure against rationalization provisions and operating exceptionals	(30.6)	(0.4)	(31.0)
Other movements(1)	7.6	—	7.6

Net cash inflow/(outflow) from operating activities	151.6	(5.4)	146.2

	Regentrealm
	52 weeks ended December 28, 2002
	Continuing operations	Discontinued Operations	Total
	(£ million)
Operating profit/(loss) before share of profit in joint ventures	47.2	(3.0)	44.2
Exceptional charges to operating profit	35.2	0.2	35.4

Operating profit/(loss) before exceptionals	82.4	(2.8)	79.6
Depreciation and goodwill amortization	93.5	1.4	94.9
(Increase)/decrease in stocks	(1.1)	0.2	(0.9)
Decrease in debtors	1.0	0.2	1.2
(Decrease)/increase in creditors	(45.6)	0.2	(45.4)
Expenditure against rationalization provisions and operating exceptionals	(30.8)	(0.2)	(31.0)
Other movements(1)	7.7	—	7.7

Net cash inflow/(outflow) from operating activities	107.1	(1.0)	106.1

(1)
Principally relates to adjustments for pension funding.

	Company
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Returns on investments and servicing of finance
Interest paid	(56.0)	(57.7)	(65.6)
Interest received	1.9	1.2	2.4

Net cash outflow from returns on investments and servicing of finance	(54.1)	(56.5)	(63.2)

Taxation
U.K. corporation tax (paid)/received	(1.7)	0.1	0.1
Overseas tax (paid)/received	(0.2)	(1.7)	12.4

Tax (paid)/received	(1.9)	(1.6)	12.5

Capital expenditure and financial investment
Purchase of fixed assets	(54.1)	(59.0)	(59.2)
Sale of fixed assets	13.5	0.2	4.6
Payments from joint ventures	0.7	0.3	0.5

Net cash outflow from capital expenditure and financial investment	(39.9)	(58.5)	(54.1)

Acquisitions and disposals
Purchase of businesses(1)	(239.9)	—	—
Net cash acquired with subsidiary	2.8	—	—
Net cash (outflow)/inflow from sale or termination of businesses	(0.7)	2.9	53.5

Net cash (outflow)/inflow from acquisitions and disposals	(237.8)	2.9	53.5

Management of liquid resources
Cash (placed on)/withdrawn from deposit	(7.8)	1.7	(0.6)

Net cash (outflow)/inflow from management of liquid resources	(7.8)	1.7	(0.6)

Financing
Proceeds from new borrowings	318.5	—	—
Cost of financing	(13.1)	(3.3)	—
Repayment of borrowings	(49.3)	(15.9)	(69.7)

Net cash inflow/(outflow) from financing	256.1	(19.2)	(69.7)

(1)
Includes £1.1 million of cash outflow in relation to Jacob's restructuring projects funded by the vendor under the terms of the sale and purchase agreement. Cash funding from the vendor is included in cash acquired.

	Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Returns on investments and servicing of finance
Interest paid	(56.0)	(57.7)	(65.6)
Interest received	1.9	1.2	2.4

Net cash outflow from returns on investments and servicing of finance	(54.1)	(56.5)	(63.2)

Taxation
U.K. corporation tax (paid)/received	(1.7)	0.1	0.1
Overseas tax (paid)/received	(0.2)	(1.7)	12.4

Tax (paid)/received	(1.9)	(1.6)	12.5

Capital expenditure and financial investment
Purchase of fixed assets	(54.1)	(59.0)	(59.2)
Sale of fixed assets	13.5	0.2	4.6
Payments from joint ventures	0.7	0.3	0.5

Loan from UB Finance	75.0	—	—

Net cash inflow/(outflow) from capital expenditure and financial investment	35.1	(58.5)	(54.1)

Acquisitions and disposals
Purchase of businesses(1)	(239.9)	—	—
Net cash acquired with subsidiary	2.8	—	—
Net cash (outflow)/inflow from sale or termination of businesses	(0.7)	2.9	53.5

Net cash (outflow)/inflow from acquisitions and disposals	(237.8)	2.9	53.5

Management of liquid resources
Cash (placed on)/withdrawn from deposit	(7.8)	1.7	(0.6)

Net cash (outflow)/inflow from management of liquid resources	(7.8)	1.7	(0.6)

Financing
Proceeds from new borrowings	242.5	—	—
Cost of financing	(12.1)	(3.3)	—
Repayment of borrowings	(49.3)	(15.9)	(69.7)

Net cash inflow/(outflow) from financing	181.1	(19.2)	(69.7)

(1)
Includes £1.1 million of cash outflow in relation to Jacob's restructuring projects funded by the vendor under the terms of the sale and purchase agreement. Cash funding from the vendor is included in cash acquired.

20    Pay and benefits to employees (including directors' remuneration)

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Gross wages and salaries, holiday and sick pay	208.1	221.9	225.0
Social security costs	31.5	32.1	31.0
Other pension costs	19.7	17.9	16.6

	259.3	271.9	272.6

Pension schemes

        The Group's principal pension schemes are in the United Kingdom. The UK Schemes are of the defined benefit type funded by payments to separate, trustee administered funds. The Group also has a small defined benefit scheme in the Netherlands.

        The total pension service cost for the Group for the 52 weeks ended January 1, 2005 was £19.7 million (2003: £17.9 million, 2002: £16.6 million) substantially all of which related to defined benefit schemes.

        At January 1, 2005 a net pension deficit of £229.7 million on the UK Schemes, including a net unfunded pension liability of £4.1 million, and a net pension surplus of £0.4 million on the Netherlands Scheme were recognized in the balance sheet (2003: £235.1 million deficit and £1.5 million surplus, respectively).

        Acting on the advice of the Group's actuaries, future contributions payable are set at levels that take account of surpluses and deficits.

UK Schemes

        UK schemes comprise defined benefit schemes related to United Biscuits (UK) Limited (UBUK) and Jacob's, which was acquired by the Group on September 20, 2004. In addition, the Group provides for unfunded retirement benefits where employees' earnings exceed Inland Revenue qualifying limits.

        The UBUK Schemes are subject to full actuarial valuations at least every three years. A qualified independent actuary last carried out a full actuarial valuation in April 2003. At April 2003, the levels of funding as a percentage of accrued benefit liabilities were 66% (2000: 112%). The total market value of the UBUK Schemes' assets at the valuation date was £597.8 million.

        The Jacob's schemes are subject to full actuarial valuation at least every three years. The last full actuarial valuation of the main scheme was carried out at September 1, 2002. The level of funding as a percentage of accrued benefit liabilities was 83% and the market value of the schemes' assets was £75.1 million at the valuation date. The Jacob's supplementary scheme's last full actuarial valuation was carried out at March 31, 2003. The level of funding as a percentage of accrued benefit liabilities was 94% and the market value of the scheme's assets at the valuation date was £4.1 million.

        The stability of the age profile of scheme membership dictates the most appropriate actuarial method to be used in valuing a scheme. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the main UBUK pension plan and the main and supplementary Jacob's schemes. The attained age method has been retained for the UBUK supplementary scheme, for triennial valuation purposes only.

Netherlands Scheme

        The Netherlands Scheme is subject to full actuarial valuation every one to two years. A qualified independent actuary last carried out a full actuarial valuation at December 31, 2003. At December 31,

2003, the level of funding as a percentage of accrued benefit liabilities was 105% (2002: 104.1%). The total market value of the Netherlands Scheme assets at the last valuation date was €63.0 million (approximately £44.4 million).

        The Netherlands Scheme was valued using the projected unit method.

Actuarial Assumptions

        The principal actuarial assumptions used in the valuations were:

	UBUK Schemes(1)		Netherlands Scheme(2)
	April 2003	April 2000	December 2003	December 2002
Rate of increase in salaries	4.3%	4.3%	0%	0%
Rate of increase in pensions in payment	2.7%	2.8%	0%	0%

(1)
The assumptions applied in the last full actuarial valuations of the Jacob's main and supplementary schemes were for salary increases of 3.5% and 4.5% respectively and for rate of increase in pensions in payment of 2.5% for both schemes.

(2)
Actuarial valuation carried out in accordance with standard practice in the Netherlands, applying a discount factor of 4% and ignoring future salary and pension increases.

        For the purposes of the requirements of FRS 17, actuarial valuations have been updated to January 1, 2005 for all schemes and also at the date of acquisition for the Jacob's scheme using the projected unit method. The principal assumptions used by the actuary were:

	Company and Regentrealm
	At January 1, 2005	At January 3, 2004	At December 28, 2002
UK Schemes
Rate of increase in salaries	3.6%	4.3%	3.8%
Rate of increase in pensions in payment	2.4%	2.7%	2.4%
Discount rate	5.4%	5.4%	5.5%
Inflation assumption	2.6%	2.8%	2.3%
Netherlands Scheme
Rate of increase in salaries	3.5%	3.5%	3.5%
Rate of increase in pensions in payment	0.75%	1.5%	1.5%
Discount rate	4.5%	5.3%	5.3%
Inflation assumption	2.0%	2.0%	2.0%

        The assets in the schemes, the expected rate of return and the net pension deficit and net pension surplus were:

	Company and Regentrealm
	At January 1, 2005			At January 3, 2004
	Long term rate of return expected	UK Schemes	Netherlands Scheme	Long term rate of return expected	UK Schemes	Netherlands Scheme
		(£ million)			(£ million)
Equities	8.0%	596.6	22.0	7.5-7.75%	527.9	22.2
Bonds	4.8%	224.8	22.0	4.5-5.0%	153.3	22.2
Other assets	4.75%	7.4	—	3.75%	6.1	—

Total market value of assets	7.1%	828.8	44.0	7.1%	687.3	44.4

Present value of scheme liabilities		(1,157.0)	(43.4)		(1,023.2)	(42.3)

(Deficit)/surplus in the scheme		(328.2)	0.6		(335.9)	2.1
Related deferred tax asset/(liability)		98.5	(0.2)		100.8	(0.6)

Net pension (deficit)/surplus		(229.7)	0.4		(235.1)	1.5

	Company and Regentrealm
	At December 28, 2002
	Long term rate of return expected	UK Schemes	Netherlands Scheme
		(£ million)
Equities	7.5%	459.1	20.2
Bonds	4.5-5.2%	152.9	20.1
Other assets	4.0%	9.0	—

Total market value of assets	6.9%	621.0	40.3

Present value of scheme liabilities		(898.7)	(40.2)

(Deficit)/surplus in the scheme		(277.7)	0.1
Related deferred tax asset/(liability)		83.3	—

Net pension (deficit)/surplus		(194.4)	0.1

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	UK Schemes			Netherlands Scheme
	(£ million)
Current service cost	(19.5)	(17.4)	(16.2)	(0.4)	(0.5)	(0.4)
Curtailment gain	0.2	—	—	—	—	—
Past service cost	—	—	—	—	—	—

Total operating charge	(19.3)	(17.4)	(16.2)	(0.4)	(0.5)	(0.4)

Expected return on pension scheme assets	49.8	41.7	55.4	2.0	2.5	2.8
Interest on pension scheme liabilities	(55.8)	(48.1)	(47.2)	(1.7)	(2.1)	(2.0)

Net (expense)/return	(6.0)	(6.4)	8.2	0.3	0.4	0.8

Actual return less expected return on pension scheme assets	20.1	57.1	(166.4)	(0.8)	0.8	(10.6)
Experience gains and losses arising on the scheme liabilities	(11.0)	7.2	(16.9)	(0.8)	0.6	0.6
Changes in assumptions underlying in the present value of the scheme liabilities	25.5	(108.1)	(37.0)	(0.2)	—	3.3

Actuarial gain/(loss) realized in the statement of total recognized gains and losses	34.6	(43.8)	(220.3)	(1.8)	1.4	(6.7)

(Deficit)/surplus in scheme at the beginning of the year	(335.9)	(277.7)		2.1	0.1
Movement in year:
Deficit in Jacob's schemes at acquisition	(20.1)	—		—	—
Current service cost	(19.5)	(17.4)		(0.4)	(0.5)
Contributions	20.4	9.4		0.4	0.7
Curtailment gain	0.2	—		—	—
Unfunded retirement benefits	(1.9)	—		—	—
Other financial (expense)/income	(6.0)	(6.4)		0.3	0.4
Actuarial gain/(loss)	34.6	(43.8)		(1.8)	1.4

(Deficit)/surplus in scheme at the end of the year	(328.2)	(335.9)		0.6	2.1

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
UK Schemes
Difference between the actual and expected return on scheme assets:
Amount (£ million)	20.1	57.1	(166.4)

Percentage of scheme assets	2.4%	8.3%	(26.7)%

Experience gains and losses on scheme liabilities:
Amount (£ million)	(11.0)	7.2	(16.9)

Percentage of the present value of the scheme liabilities	1.0%	(0.7)%	1.9%

Total amount recognized in the statement of total recognized gains and losses:
Amount (£ million)	34.6	(43.8)	(220.3)

Percentage of the present value of the scheme liabilities	(3.0)%	4.3%	24.5%

Netherlands Scheme
Difference between the actual and expected return on scheme assets:
Amount (£ million)	(0.8)	0.8	(10.6)

Percentage of scheme assets	(1.8)%	1.8%	(26.3)%

Experience gains and losses on scheme liabilities:
Amount (£ million)	(0.8)	0.6	0.6

Percentage of the present value of the scheme liabilities	(1.8)%	(1.4)%	(1.5)%

Total amount recognized in the statement of total recognized gains and losses:
Amount (£ million)	(1.8)	1.4	(6.7)

Percentage of the present value of the scheme liabilities	(4.1)%	(3.3)%	(16.6)%

21    Financial commitments

        The Group's financial commitments in respect of finance lease and hire purchase obligations and in respect of retirement benefits are set out in Notes 16 and 17, respectively, of Notes to the Financial Statements. The Group's financial commitments in respect of capital expenditure and rentals are summarized below:

	Company and Regentrealm
	At January 1, 2005	At January 3, 2004
	(£ million)
Contracted capital expenditure	2.4	8.3

        Annual rental commitments in respect of operating leases:

	Company and Regentrealm
	At January 1, 2005		At January 3, 2004
	Land and buildings	Other	Land and buildings	Other
	(£ million)
Expiring—within one year	0.6	2.6	0.5	1.0
—over one year and under five years	3.8	2.2	3.5	3.6
—after five years	3.9	1.8	3.5	1.8

	8.3	6.6	7.5	6.4

        Total commitments under non-cancelable operating leases at January 1, 2005 are as follows:

Company and Regentrealm
At January 1, 2005
(£ million)
Due within one year	14.9
One to two years	12.3
Two to three years	8.5
Three to four years	6.8
Four to five years	6.2
Thereafter	64.8

113.5

        On January 7, 2004 the Group completed the disposal of its High Wycombe site, where its research and development facility is located. The Group received net proceeds of £3.9 million, resulting in a gain on sale of £0.8 million, and leased back one-quarter of the site on a 15-year operating lease commencing on August 23, 2004 at an annual rental of £0.3 million.

Contingent liabilities

        On April 17, 2003, the Group signed a put and call option agreement to acquire a company that supplies and distributes crisps and snack products in the United Kingdom via a van sales force. The terms of the put and call options were updated during 2004. The option agreement provides the Group with security in relation to this route to market, however, the Group could be required to purchase the business at the other party's discretion at any time. It is anticipated that if the option were to be exercised, the cost of acquisition would not exceed £15.0 million.

        The Group is involved in multiple lawsuits in France over the "smiley face" trademark used on the mini BNproducts marketed in France. Mr. Loufrani, a French citizen, claims to have been the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. Following a number of court hearings, on April 1, 2003, the Group's lawyers asked for the matter to be removed from the list of outstanding cases in view of the fact that a Settlement Agreement had been proposed. This was agreed to. There was then a two-year timescale in which the case could be reinstated. Mr. Loufrani had the case reinstated with effect from March 31, 2005. The Group's annual sales of mini BN products in 2004 were €15.6 million (approximately £11.0 million).

        In 1997, the Group's operating subsidiary in the Netherlands, Koninklijke Verkade N.V. ("Verkade") initiated negotiations with property developers Dura Vermeer Bouw Amsterdam B.V. ("Dura") to sell its entire factory site located at Zaandam, the Netherlands. No agreement was reached and negotiations ceased. A dispute has arisen whereby Dura claim an agreement was reached, which under local law was legally binding. The Group's legal advice is that Dura do not have grounds to support their claim that there was a legally binding contract, although there is a risk that the Group may be liable for certain costs incurred.

        The Group has provided €300,000 (approximately £0.2 million) in respect of the costs of defending the claim and any costs for which there may be a valid claim. Based on legal advice, Verkade sold its chocolate factory, which is a part of the Zaandam site, to a third party in 2004. Subsequently Dura served a summons on Verkade in November 2004 for €14 million (approximately £9.9 million). Verkade has filed a defense to the summons and is strongly contesting the claim.

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

        Under the sublicense entered into with Merola Finance B.V., a licensee of Nabisco, the Group was charged a royalty of £2.5 million in respect of the year ended January 1, 2005 (2003: £2.3 million). At January 1, 2005, the Group owed Merola Finance B.V. £0.2 million (2003: £0.3 million).

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

        Amounts due to Runecorp, the immediate parent company, by the Company, and to the Company by Regentrealm, falling due after more than one year comprise:

	Company		Regentrealm
	At January 1, 2005	At January 3, 2004	At January 1, 2005	At January 3, 2004
	(£ million)
Amounts due to Runecorp
Loans	855.3	764.2
Accrued interest (payable on maturity in 2049)	67.1	60.2

Total	922.4	824.4

Amounts due to United Biscuits Finance plc
Loans			1,164.3	996.9
Accrued interest			67.2	60.2

Total			1,231.5	1,057.1

        Company—Amounts due to Runecorp of £922.4 million principally represent loans granted by Runecorp's parent companies, Deluxestar Limited and Solvecorp Limited, in favor of Runecorp, the proceeds from which have been passed down to the Company plus accrued interest thereon.

        The terms of these loans, which are broadly mirrored in the terms of the loans granted by Runecorp to the Company, are as follows:

  1.
  £145 million dual convertible discounted preferred securities due 2049, which constitute notes valued at £33.1 billion, issued by Deluxestar Limited. These notes were issued in two tranches: on April 25, 2000 notes amounting to £28.2 million were issued reflecting a discount factor of 11.72001% and on July 11, 2000 a further tranche of notes amounting to £116.8 million was issued reflecting a discount factor of 11.77124%. The carrying value, which is also deemed to be the fair value, at January 1, 2005, was £240.1 million (2003: £214.9 million).

  2.
  £400 million deep discount bonds due 2049 issued by Solvecorp Limited, which constitute unsecured loan notes valued at £134.1 billion. These notes were issued in two tranches: on April 25, 2000 notes amounting to £280.6 million were issued reflecting a discount factor of 12.01686% and on July 17, 2000 a further tranche of notes amounting to £119.4 million was issued reflecting a discount factor of 12.08541%. The carrying value, which is also deemed to be the fair value, at January 1, 2005 was £677.6 million (2003: £605.0 million)

        Interest is accrued on the loans in line with the discount factors applied at inception. Each year on the anniversary of the grant date, all accrued interest is rolled-up into the principal balance outstanding. All principal and accrued interest is payable on maturity of the loans in 2049.

        Regentrealm—Amounts due to United Biscuits Finance plc of £1,231.5 million represent the proceeds of loans granted to Runecorp which have been passed down to Regentrealm by its direct parent, United Biscuits Finance plc plus accrued interest thereon, as discussed above, and proceeds from the Senior Subordinated Notes issued by United Biscuits Finance plc, which were passed down to Regentrealm. Interest payable and repayment terms of the corresponding loan to Regentrealm are in line with those applicable to the Senior Subordinated Notes, as discussed in Note 16 of Notes to the Financial Statements.

23    Companies Act 1985

        These financial statements do not comprise the statutory accounts of the Company or Regentrealm within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts of the Company and Regentrealm for the 53 weeks ended January 3, 2004 and for the 52 weeks ended December 28, 2002 on which the auditors gave unqualified opinions have been delivered to the Registrar of Companies for England and Wales. The auditors have given unqualified opinions on the statutory accounts of the Company and Regentrealm for the 52 weeks ended January 1, 2005 which have not yet been delivered to the Registrar of Companies for England and Wales.

24    Ultimate Holding Company

        The Company's and Regentrealm's ultimate U.K. parent undertaking is United Biscuits Group (Investments) Limited. The Company and Regentrealm are included in its consolidated financial statements, copies of which are available from its registered office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE.

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

Goodwill

        Under U.K. GAAP, goodwill arising on acquisitions is capitalized and amortized over its estimated useful life up to a maximum of 20 years.

        Under U.S. GAAP, goodwill purchased prior to 2002 was capitalized and amortized over its estimated useful life. For the purposes of the reconciliations below, the Company and Regentrealm adopted Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets,"

("SFAS 142") for the year ended December 28, 2002. SFAS 142 requires that goodwill is not amortized over its estimated useful life, but instead is tested at least annually for impairment following a two step process. The first step is a screen for potential impairment, with the second step measuring the amount of impairment if any. The Company and Regentrealm performed the review at the start of the financial year (December 30, 2001) and at the end of the third quarters of 2002 (October 5, 2002), and 2003 (October 4, 2003) and 2004 (October 9, 2004). There was no impairment charge resulting from these tests in 2003 and 2004. In 2002, under both U.K. GAAP and U.S. GAAP a £4.2 million impairment was recognized in the year. Adjustments made to goodwill within the "allocation" period under U.K. GAAP, but not permitted, due to the shorter "allocation" period under U.S. GAAP, are included within the result for the year.

Pension costs

        In accordance with FRS17, the operating and financing costs of pension and post-retirement plans are recognized separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognized in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognized in the period in which they arise. The differences between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognized in the statement of total recognized gains and losses. The surplus or deficit in the plans is reported within the Group's net liabilities.

        Under U.S. GAAP, SFAS No. 87—Employers' Accounting for Pensions, the current service cost, the interest cost and the expected return on assets are all charged (or credited) to operating profit. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortized through operating profit over the average remaining service lives of the employees. Unfunded accrued or prepaid pension costs must be recognized where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, an additional liability must also be recognized. If this liability exceeds the unrecognized prior service cost, the excess is recorded as an increase to Shareholder's deficit, net of tax.

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

Restructuring costs

        Included within provisions for liabilities and charges of the Group under U.K. GAAP are amounts which relate to the restructuring and reorganization of certain of the Group's operations.

        Under U.K. GAAP, a provision for restructuring costs is recognized when an entity has a present obligation, either legal or constructive, as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Generally, this requires management to have committed to a restructuring plan, for the plan to be communicated to employees and for actions required to complete the plan to indicate it is unlikely there will be significant changes to the plan or that the plan will be withdrawn. In particular, the plan should include the expected completion date, the number of employees to be terminated, their roles and locations and the terms of the benefit arrangements that employees will receive upon termination in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated.

        U.S. GAAP requires a liability for a cost associated with an exit or disposal plan, which may relate to a restructuring, discontinued operations, a plant closing or other exit or disposal activity, to be recognized and measured at fair value when the liability is incurred. Therefore, under U.S. GAAP commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.

        The timing of recognition of termination benefits is dependent on meeting the criteria for U.K. GAAP, but also whether employees will be required to continue to render services beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive termination benefits or if they will not be retained to render service beyond the minimum retention period, a liability for the termination benefits is recognized and measured at its fair value at the date of the communication.

        Other costs associated with an exit or disposal plan are simply recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

        During 2003, the Group initiated a major restructuring project when it announced the closure of its biscuit factory at Ashby-de-la-Zouch, part of the UK segment. The closure and consequent relocation of production to other sites improved factory utilization across the UK business and supported growth of priority brands. The total income statement charge in relation to this closure was approximately £33 million.

        In relation to this closure, during 2003, an impairment charge was recognized in relation to the factory site and plant and machinery of £10.8 million, under both U.K. GAAP and U.S. GAAP. Further charges of £18.6 million under U.K. GAAP and £10.1 million for U.S. GAAP purposes, were made in relation to anticipated termination costs, project management, production relocation and other similar costs related to the closure. During 2004, a further £3.6 million of costs were charged to operating exceptional items under U.K. GAAP, while £12.1 million was charged under U.S. GAAP reflecting timing differences in recognition of the liabilities. The closure was completed by the end of 2004.

        During 2004 under U.K. GAAP a charge of £3.8 million in relation to the sale of the Benelux snacks business was reflected in the profit and loss account. Under U.S. GAAP an amount of £0.3 million in relation to termination payments to employees due to be terminated, during 2005, who have been required to render services through the period since disposal until termination has been excluded in arriving at net loss.

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

        Under U.S. GAAP, the Group's share of after tax profits would be reflected as a single line item before minority interest and the investment in joint ventures would be reflected as a single line item on the consolidated balance sheet. This difference in presentation would have no impact on net loss or shareholder's equity/(deficit).

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

        The Group's forward foreign exchange contracts do not qualify for hedge accounting under the provisions of SFAS 133. Accordingly, the Company and Regentrealm recorded a cumulative effect of a change in accounting principle amounting to £0.9 million, net of income taxes, as an adjustment to net income in the 52 weeks ended December 29, 2001. The fair value of the Company's and Regentrealm's forward foreign exchange contracts at January 1, 2005 of £0.1 million (2003: £0.9 million) is recorded in other current assets, and the change in their fair value during the 52 weeks ended January 1, 2005 of £1.0 million (£0.4 million for the 53 weeks ended January 3, 2004, £0.8 million for the 52 weeks ended December 28, 2002) is charged to net loss for the period. The maximum length of time over which the Company and Regentrealm hedge the exposure to variability in future cash flows for forecasted transactions is 12 months.

        As of December 31, 2000, all of the Company's and Regentrealm's floating rate to fixed rate interest rate swaps were designated as cash flow hedges. During the 52 weeks ended January 1, 2005, unrealized net gains totaling £1.0 million, after taxes, were recorded in other comprehensive income (2003: unrealized net gains totaling £3.7 million, 2002: unrealized losses totaling £1.1 million). It is expected that £0.9 million of this will be reclassified to earnings within the next 12 months. The hedges are considered to be fully effective as the critical terms match exactly.

        The fair value of the Company's and Regentrealm's interest rate swaps of £1.4 million (2003: £2.9 million) of which £0.2 million (2003:£2.9 million) is recorded as other non-current liabilities and £1.2 million (2003:nil) as current liabilities.

        The Group's commodity contracts do not qualify as hedges under the provisions of SFAS 133. The fair value of the Company's and Regentrealm's commodity contracts at January 1, 2005 of £0.3 million is recorded in current liabilities (January 3, 2004: £1.1 million current assets), and the change in fair value during the 52 weeks ended January 1, 2005 of £1.4 million is debited to net loss for the period (credited to net loss 2003: £0.8 million, 2002: £0.3 million).

        Neither the Company nor Regentrealm had any fixed rate to floating rate interest rate swaps.

Discontinued Operations

        Under U.K. GAAP the results of operations arising from discontinued operations are presented in the profit and loss account under the relevant captions and the profit or loss on disposal is reported on a separate line item after operating profit and before interest.

        Under U.S. GAAP the results of operations from discontinued operations and the profit and loss on their disposal are reported as separate line items immediately before net income.

Accounting for the impairment or disposal of long-lived assets

        For the purposes of the reconciliation below, the Company and Regentrealm adopted Statement of Financial Accounting Standard 144 "Accounting for the Impairment or Disposal of Long-lived Assets," ("SFAS 144") in the financial statements for the year ended December 28, 2002. SFAS 144 superseded Statement of Financial Accounting Standard 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," ("SFAS 121"). Although SFAS 144 retained many of the recognition and measurement provisions of SFAS 121, it significantly changed the criteria that have to be met in order to classify long-lived assets as held-for-sale, and excluded goodwill and intangible assets not being amortized from its impairment provisions.

Business Combinations

        During 2004, the Group acquired Jacob's and Triunfo and under UK GAAP recognized intangible assets (purchased brands) of £110.3 million and goodwill of £96.7 million on acquisition.

  •
  Determination of fair value

    Under U.K. GAAP where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to goodwill, are incorporated in the financial statements for the first full accounting period following the acquisition. As explained in Note 3 of Notes to the

    Financial Statements, the fair value adjustments for U.K. GAAP are stated on a provisional basis.

    Under U.S. GAAP, adjustments are likewise permitted subsequent to consummation of the acquisition, but the "allocation period" should usually not exceed one year from the date of consummation of a business combination.

  •
  Pensions

    The pension liability on the Jacob's schemes in accordance with U.S. GAAP exceeded that under U.K. GAAP by £1.0 million, net of deferred tax of £0.5 million, resulting in a corresponding adjustment to goodwill on acquisition.

  •
  Fair value of stock acquired

    Under U.K. GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realizable value.

    Under U.S. GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. In the cases of Jacob's and Triunfo, the fair value of stock acquired under U.S. GAAP was in excess of the fair value under U.K. GAAP by £2.5 million, resulting in a corresponding adjustment to goodwill on acquisition.

  •
  Restructuring and integration costs

    On the acquisition of a business, certain costs of reorganizing and integrating the acquired business are required to be taken to the profit and loss account under U.K. GAAP, but are treated as liabilities assumed at the acquisition date and recognized as fair value adjustments to goodwill under U.S. GAAP. The total costs recognized in the profit and loss account for U.K. GAAP that have been treated as liabilities assumed at the date of acquisition for U.S. GAAP amount to £4.0 million, £1.4 million in relation to Jacob's and £2.6 million in relation to Triunfo.

    These liabilities had either been fully utilized at January 1, 2005 or will be utilized during the following year. It is anticipated further significant liabilities in connection with reorganization and integration will be recognized during 2005.

Accounting for certain sales incentives and consideration paid to resellers

        For the purpose of the reconciliations below, the Company and Regentrealm adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's products," (codified in EITF Issue No. 01-09) for the year ended December 28, 2002. The impact on the financial statements of the Company and Regentrealm resulting from the application of these requirements is to reduce turnover and reduce distribution, selling and marketing costs by the amount of "slotting fees" paid to retailers, some of which under U.K. GAAP have been included in distribution, selling and marketing costs.

        In the year ended January 1, 2005 the amount of this reclassification was £37.2 million (2003: £34.1 million, 2002: £29.9 million).

Consolidation of Variable Interest Entities

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Variable interest entities ("VIEs") are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability based on criteria set forth in the interpretation. As at January 1, 2005 and January 3, 2004, the Group had no VIEs.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize a liability, at inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. As at January 1, 2005 and January 3, 2004, the Group had no guarantees in place to which FIN 45 refers.

Profit /(loss) on Disposal of Fixed Assets

        Under U.K. GAAP profit/(loss) on disposal of fixed assets is presented as a non-operating profit/(loss).

        Under U.S. GAAP profit or loss on disposal of fixed assets is presented as a component of operating profit.

Reconciliation statements

        The following statements provide reconciliations between the loss attributable to shareholder under U.K. GAAP and net loss under U.S. GAAP and between shareholder's deficit under U.K. GAAP and shareholder's deficit under U.S. GAAP, as well as showing comprehensive loss under U.S. GAAP.

Net loss

	Company
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Loss attributable to shareholder as reported in the consolidated profit and loss account under U.K. GAAP	(126.5)	(141.2)	(50.0)
Adjustments:
Pension costs	(3.8)	9.5	3.2
Amortization of goodwill	37.7	36.5	36.5
(Loss)/gain on commodity contracts	(1.4)	0.8	0.3
Profit/(loss) on forward currency contracts	1.0	0.4	(0.8)
Restructuring costs	(4.2)	8.5	—
Stock value adjustment on acquisition of Jacob's	(2.5)	—	—
Deferred taxation—methodology	0.1	(7.9)	(0.8)
—on pension adjustments	1.1	(2.9)	(1.0)
—on other adjustments	(0.4)	(0.3)	0.2

Net loss in accordance with U.S. GAAP	(98.9)	(96.6)	(12.4)

Arising from:
Continuing operations	(97.0)	(86.4)	(5.4)
Discontinued operations—result for the year	(1.9)	(10.2)	(2.8)
Cumulative effect on adoption of SFAS 142	—	—	(4.2)

Net loss	(98.9)	(96.6)	(12.4)

	Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Loss attributable to shareholder as reported in the consolidated profit and loss account under U.K. GAAP	(126.2)	(140.2)	(49.0)
Adjustments:
Pension costs	(3.8)	9.5	3.2
Amortization of goodwill	37.7	36.5	36.5
(Loss)/gain on commodity contracts	(1.4)	0.8	0.3
Profit/(loss) on forward currency contracts	1.0	0.4	(0.8)
Restructuring costs	(4.2)	8.5	—
Stock value adjustment on acquisition of Jacob's	(2.5)	—	—
Deferred taxation—methodology	0.1	(7.9)	(0.8)
—on pension adjustments	1.1	(2.9)	(1.0)
—on other adjustments	(0.4)	(0.3)	0.2

Net loss in accordance with U.S. GAAP	(98.6)	(95.6)	(11.4)

Arising from:
Continuing operations	(96.7)	(85.4)	(4.4)
Discontinued operations—result for the year	(1.9)	(10.2)	(2.8)
Cumulative effect on adoption of SFAS 142	—	—	(4.2)

Net loss	(98.6)	(95.6)	(11.4)

Comprehensive loss

        Comprehensive loss under U.S. GAAP is as follows:

	Company
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Net loss under U.S. GAAP	(98.9)	(96.6)	(12.4)
Other comprehensive income foreign exchange translation adjustments, net of tax effect of £1.1 million (2003: £0.5 million, 2002: £0.2 million)	(2.4)	1.3	0.6
Interest rate swaps
Gain/(loss) arising in the year, net of tax effect of £0.5 million (2003: £1.6 million, 2002: £0.5 million)	1.0	3.7	(1.1)
Additional pension liability adjustment net of tax effect of £10.2 million (2003: £9.2 million, 2002: £65.5 million)	23.8	(21.5)	(152.9)

Comprehensive loss	(76.5)	(113.1)	(165.8)

	Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Net loss under U.S. GAAP	(98.6)	(95.6)	(11.4)
Other comprehensive income foreign exchange translation adjustments, net of tax effect of £1.1 million (2003: £0.5 million, 2002: £0.2 million)	(2.4)	1.3	0.6
Interest rate swaps
Gain/(loss) arising in the year, net of tax effect of £0.5 million (2003: £1.6 million, 2002: £0.5 million)	1.0	3.7	(1.1)
Additional pension liability adjustment net of tax effect of £10.2 million (2003: £9.2 million, 2002: £65.5 million)	23.8	(21.5)	(152.9)

Comprehensive loss	(76.2)	(112.1)	(164.8)

        Movements in accumulated comprehensive loss are as follows:

	Company and Regentrealm
	Foreign exchange translation adjustments	Deferred gains/(losses) on cash flow hedges	Pension liability adjustment	Total
	(£ million)
At December 30, 2001	(8.7)	(4.5)	(56.1)	(69.3)
Interest rate swaps:
Loss arising in the year, net of tax effect of £0.5 million	—	(1.1)	—	(1.1)
Other comprehensive income
Gain arising in the year, net of tax effect of £0.2 million	0.6	—	—	0.6
Additional pension liability adjustment net of tax effect of £65.5 million	—	—	(152.9)	(152.9)

At December 28, 2002	(8.1)	(5.6)	(209.0)	(222.7)
Interest rate swaps:
Gain arising in the year, net of tax effect of £1.6 million	—	3.7	—	3.7
Other comprehensive income
Gain arising in the year, net of tax effect of £0.5 million	1.3	—	—	1.3
Additional pension liability adjustment net of tax effect of £9.2 million	—	—	(21.5)	(21.5)

At January 3, 2004	(6.8)	(1.9)	(230.5)	(239.2)
Interest rate swaps:
Gain arising in the year, net of tax effect of £0.5 million	—	1.0	—	1.0
Other comprehensive income
Loss arising in the year, net of tax effect of £1.1 million	(2.4)	—	—	(2.4)
Additional pension liability adjustment net of tax effect of £10.2 million	—	—	23.8	23.8

At January 1, 2005	(9.2)	(0.9)	(206.7)	(216.8)

Shareholder's deficit

	Company		Regentrealm
	January 1, 2005	January 3, 2004 Restated(1)	January 1, 2005	January 3, 2004 Restated(1)
	(£ million)
Shareholder's deficit as reported in the consolidated balance sheet under U.K. GAAP	(748.2)	(641.2)	(734.8)	(628.1)

Adjustments:
Intangible fixed assets—goodwill
Cost	(59.8)	(62.3)	(59.8)	(62.3)
Amortization	173.2	135.5	173.2	135.5

Net	113.4	73.2	113.4	73.2

Current assets
Deferred debt issue costs—current portion	3.1	1.7	1.8	0.7
Fair value of commodity contracts	—	1.1	—	1.1
Fair value of derivatives—forward currency contracts	0.1	—	0.1	—
Non-current assets:
Deferred debt issue costs	15.4	8.5	8.4	2.2
Pensions—prepaid benefit cost	7.5	5.8	7.5	5.8
Creditors: amounts falling due within one year:
Loans, overdrafts and finance lease obligations	(2.0)	(1.7)	(1.8)	(0.7)
Current liabilities—premium on debt issue	(1.1)	—	—	—
Fair value of derivatives:
Commodity contracts	(0.3)	—	(0.3)	—
Interest rate swaps	(1.2)	—	(1.2)	—
Creditors: amounts falling due after more than one year:
Loans and finance lease obligations	(9.7)	(8.5)	(8.4)	(2.2)
Long-term liabilities—premium on debt issue	(5.7)	—	—	—
Fair value of derivatives:
Forward currency contracts	—	(0.9)	—	(0.9)
Interest rate swaps	(0.2)	(2.9)	(0.2)	(2.9)
Pensions—accrued benefit liability	67.8	73.6	67.8	73.6
Provisions for liabilities and charges	0.3	8.5	0.3	8.5
Deferred taxation:
methodology	1.1	1.0	1.1	1.0
on pension adjustments	(22.6)	(23.9)	(22.6)	(23.9)
on other adjustments	3.8	1.0	3.8	1.0

Shareholder's deficit in accordance with U.S. GAAP(1)	(578.5)	(504.7)	(565.1)	(491.6)

(1)
The pension provision adjustment at January 3, 2004 of £55.5 million was previously presented net of related deferred taxation. The presentation of this adjustment has been amended to reflect its separate components—prepaid benefit cost of £5.8 million, accrued benefit liability of £73.6 million and the deferred tax thereon of £(23.9) million. The net pension adjustment of £55.5 million is unchanged and there is no impact on shareholder's deficit. However, the deferred tax impact of the U.S. GAAP adjustments at January 3, 2004 of £(22.9) million, as previously presented, also included the deferred tax effect of the pension adjustment following the adoption of FRS 17 in 2003, which was accounted for as a prior year adjustment under U.K. GAAP. This amount has been restated by £23.9 million and presented as deferred taxation on other adjustments, resulting in a reduction to the shareholder's deficit in accordance with U.S. GAAP of £23.9 million.

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

        The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Company
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Cash inflow from operating activities	67.1	87.1	54.4
Net cash outflow from investing activities	(277.9)	(55.6)	(0.6)
Net cash inflow/(outflow) from financing activities	256.1	(22.2)	(70.0)

Increase/(decrease) in cash and cash equivalents	45.3	9.3	(16.2)
Effect of foreign exchange rate changes	0.9	0.9	0.6
Cash and cash equivalents at:
Beginning of period	31.4	21.2	36.8

End of period	77.6	31.4	21.2

	Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)
Cash inflow from operating activities	67.1	88.1	55.4
Net cash outflow from investing activities	(202.9)	(55.6)	(0.6)
Net cash inflow/(outflow) from financing activities	181.1	(23.2)	(71.0)

Increase/(decrease) in cash and cash equivalents	45.3	9.3	(16.2)
Effect of foreign exchange rate changes	0.9	0.9	0.6
Cash and cash equivalents at:
Beginning of period	31.4	21.2	36.8

End of period	77.6	31.4	21.2

Additional information required by U.S. GAAP in respect of pension costs

	Company and Regentrealm
	UK Schemes
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004
	(£ million)
Benefit obligation at beginning of period	1,055.9	936.8
Jacob's schemes' benefit obligation at acquisition	116.6	—
Service cost	20.4	17.2
Interest cost	57.6	50.3
Employee contributions	6.0	4.6
Expenses	(1.2)	(1.1)
Unfunded retirement benefits	1.9	—
Actuarial (gain)/loss	(39.5)	93.6
Benefits paid	(48.7)	(45.5)

Benefit obligation at end of period	1,169.0	1,055.9

Market value of assets at beginning of period	687.3	621.0
Market value of Jacob's schemes' assets at acquisition	95.0	—
Employer contributions	20.4	9.4
Employee contributions	6.0	4.6
Benefits paid	(48.7)	(45.5)
Expenses	(1.2)	(1.1)
Actual investment return	69.9	98.9

Market value of assets at end of period	828.7	687.3

Funded status	(340.3)	(368.6)
Unrecognized net loss	369.6	429.6
Unrecognized prior service cost	5.5	5.9

Net amount recognized	34.8	66.9

Amounts recognized in the balance sheet consist of:
Prepaid benefit costs	5.5	6.0
Accrued benefit liability	(265.9)	(268.3)
Accumulated comprehensive loss	295.2	329.2

Net amount recognized	34.8	66.9

The aggregated funded status of pension plans can be analyzed as follows:
For plans with projected benefit obligation in excess plan assets:
Aggregate projected benefit obligation	1,169.0	1,055.9
Aggregate fair value of plan assets	828.7	687.3
The aggregate amounts for plans in which accumulated benefit obligations exceeds plan assets can be analyzed as follows:
Aggregate accumulated benefit obligations	975.5	955.6
Aggregate fair value of plan assets	730.6	687.3

	Company and Regentrealm
	Netherlands Scheme
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004
	(£ million)
Benefit obligation at beginning of period	42.3	40.2
Service cost	0.5	0.5
Interest cost	2.0	2.1
Expenses	(2.6)	(3.3)
Actuarial loss/(gain)	1.0	(0.6)
Benefits paid	—	—
Foreign exchange	0.2	3.4

Benefit obligation at end of period	43.4	42.3

Market value of assets at beginning of period	44.4	40.3
Employer contributions	0.4	0.7
Benefits paid	(2.7)	(3.3)
Expenses	—	—
Actual investment return	1.7	3.3
Foreign exchange	0.2	3.4

Market value of assets at end of period	44.0	44.4

Funded status	0.6	2.1
Unrecognized net loss	7.5	5.8

Net amount recognized	8.1	7.9

Amounts recognized in the balance sheet consist of:
Prepaid benefit costs	8.1	7.9
Accrued benefit liability	—	—

Net amount recognized	8.1	7.9

        The principal assumptions used in calculating the income statement charge were as follows:

	Company and Regentrealm
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(percentage)
UK Schemes
Rate of return on assets	7.2	7.1	6.5
Discount rate	5.4	5.4	5.5
Future salary increases	3.6	4.3	3.8
Future pension increase	2.4	2.7	2.4
Netherlands Scheme
Rate of return on assets	5.0	6.0	6.0
Discount rate	4.5	5.3	5.3
Future salary increases	3.5	3.5	3.5
Future pension increase	0.75	1.5	1.5

        Pension expense comprises:

	Company and Regentrealm			Company and Regentrealm
	UK Schemes			Netherlands Scheme
	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002	52 weeks ended January 1, 2005	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
	(£ million)			(£ million)
Service cost	20.4	17.1	17.1	0.5	0.5	0.4
Interest cost	57.6	50.3	49.7	2.0	2.1	2.1
Expected return on plan asset	(59.8)	(55.7)	(62.5)	(2.4)	(2.5)	(2.8)
Amortization of prior service cost	0.4	0.4	0.4	0.1	0.3	—
Amortization of net loss	10.4	1.9	—	—	—	—

Pension expense/(income)	29.0	14.0	4.7	0.2	0.4	(0.3)

        On December 23, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 132 (revised 2003), "Employee Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements 87, 88 and 106, and a revision of FASB Statement 132. This requires the following additional information for the UK Schemes:

Cash flows

        The Group anticipates contributing approximately £22.4 million to its UK Schemes in 2005.

Plan assets

        The Groups' UK Schemes' weighted average allocations at January 1, 2005 and January 3, 2004, and target allocations by asset category at January 1, 2005, were as follows:

	Target Allocation	Percentage of UK Schemes Assets
	January 1, 2005	January 1, 2005	January 3, 2004
	percentage
Asset Category
Equity securities	75	74	77
Debt securities	25	25	22
Other assets	—	1	1

	100	100	100

        Long-term policy targets are set by the UK Schemes' investment fund trustees based upon current market and economic environments, actual asset allocation may periodically deviate from policy targets as determined by the UK Schemes' investment fund trustees.

Assumptions

        The following are the principal actuarial assumptions, used for calculating the January 1, 2005 and January 3, 2004 funded status of the UK Schemes:

	Funded Status
	2004	2003
	Weighted average (percentage)
Discount rate	5.4	5.4
Future salary increases	3.6	4.3
Return on assets	7.2	7.1

        The overall expected long-term return on plan assets was determined based on outside published and internal capital market forecasts for each asset class. The measurement date used to determine pension benefit measurements for the UK Schemes was January 1, 2005.

Accumulated benefit obligation

        The accumulated benefit obligation for the UK Schemes was £1,059.7 million and £955.6 million at January 1, 2005 and January 3, 2004, respectively.

Projected benefit payments

        Projected benefit payments for the UK Schemes over the next ten years are as follows:

(£ million)
Year 1	47.4
Year 2	48.3
Year 3	50.0
Year 4	51.5
Year 5	54.3
Years 6-10	370.8

622.3

Additional information required by U.S. GAAP in respect of deferred taxation

        The analysis of the deferred taxation balance under U.S. GAAP is as follows:

	Company and Regentrealm
	At January 1, 2005	At January 3, 2004
	(£ million)
Deferred taxation liabilities
Excess of book value over taxation value of fixed assets	(14.9)	(16.5)
Other temporary differences	(7.3)	(6.0)

	(22.2)	(22.5)

Deferred taxation assets
Excess of taxation value over book value of fixed assets	1.5	2.9
Tax effect of losses carried forward	170.4	172.9
Other temporary differences	82.7	81.1
Less: Valuation allowance	(155.0)	(152.4)

	99.6	104.5

Net deferred taxation asset	77.4	82.0

Of which:
Current	(50.9)	(47.8)
Non-current	128.3	129.8

	77.4	82.0

        Valuation allowances are provided mainly on capital losses and other non-trading losses, which can only be utilized against future capital gains and non-trading profits respectively. Provision is made to the extent that the Company and Regentrealm believe it is more likely than not that the tax benefit will not be realized.

        At January 1, 2005, the Group had tax losses carried forward of approximately £531 million (2003: £520 million). Of these, approximately £491 million (2003: £480 million) relate to capital and non-trading losses in the United Kingdom, which have no expiry dates but can only be relieved against future U.K. capital and non-trading profits, respectively. The balance of £40 million (2003: £40 million) arises in France, Spain and Belgium and the United States, with £36 million (2003: £36 million) expiring at various dates through 2014 and the remaining £4 million (2003: £4 million) having no expiry date.

Concentrations of credit risk

        Potential concentrations of credit risk to the Group consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables across Europe comprise a large, widespread customer base.

        The Group did not consider there to be any significant concentration of credit risk at January 1, 2005 or January 3, 2004.

26    Post balance sheet events

        The biscuit factory in Carlisle was subject to heavy flooding over the weekend of January 8 and 9, 2005 as a result of bad weather conditions in the local area. Carlisle is the Group's second largest facility, in terms of utilization, in the United Kingdom.

        In accordance with normal practice, and as required under the terms of the Senior Credit Facility, the Group carries insurance. The material damage insurance carried covers the costs of the clean up and the cost of repairs of plant and machinery or replacement where necessary. The Group is working with loss adjusters to establish which items of plant can be repaired and which will require replacement. The Group's insurers have agreed in principle that material damage claims will be reimbursed on a basis that results in minimal impact on the Group's cash flows. The first claim for £4.5 million, less a deduction of £1.0 million to cover the insurance excess, has been paid. The group also carries substantial business interruption insurance, which allows it to claim for a period of up to 30 months after an event. Business interruption insurance claims are more complex and the Group is working on the methodology with its insurers. It has been accepted, in principle, that periodic payments should apply to these claims as well. The Group has submitted an interim claim to cover losses up to the end of the second period of 2005 in the sum of £5.7 million. The insurers have recommended payment of £5.3 million of this, which the Group expects to receive shortly. In addition, the Group is in discussion with the North West Development Agency concerning a grant that it has offered to assist in the reopening of the site.

SCHEDULE II

UNITED BISCUITS FINANCE plc

and REGENTREALM LIMITED

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to/(released from) costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	(£ million)
52 weeks ended January 1, 2005
Provisions for bad and doubtful debts	2.3	(0.4)	—	(0.4)	1.5
53 weeks ended January 3, 2004
Provisions for bad and doubtful debts	1.9	0.4	0.2	(0.2)	2.3
52 weeks ended December 28, 2002
Provisions for bad and doubtful debts	1.2	0.6	0.2	(0.1)	1.9

EXHIBIT INDEX

Exhibit	Description
8.1	Subsidiaries of United Biscuits Finance plc
12.1	Chief Executive Officer certification, dated April 6, 2005, filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Financial Officer certification, dated April 6, 2005, filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Chief Executive Officer certification, dated April 6, 2005, furnished pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Chief Financial Officer certification, dated April 6, 2005, furnished pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

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
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
UNITED BISCUITS FINANCE plc REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REGENTREALM LIMITED REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
UNITED BISCUITS FINANCE plc CONSOLIDATED PROFIT AND LOSS ACCOUNTS
UNITED BISCUITS FINANCE plc CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
UNITED BISCUITS FINANCE plc CONSOLIDATED BALANCE SHEETS
UNITED BISCUITS FINANCE plc CONSOLIDATED CASH FLOW STATEMENTS(1)
UNITED BISCUITS FINANCE plc CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S DEFICIT
REGENTREALM LIMITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
REGENTREALM LIMITED CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
REGENTREALM LIMITED CONSOLIDATED BALANCE SHEETS
REGENTREALM LIMITED CONSOLIDATED CASH FLOW STATEMENTS(1)
REGENTREALM LIMITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S DEFICIT
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED NOTES TO THE FINANCIAL STATEMENTS
  SCHEDULE II
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED VALUATION AND QUALIFYING ACCOUNTS
EXHIBIT INDEX